Form 20-F
period 2008-12-31
CHINA FUNDAMENTAL ACQUISITION CORP
filed 2009-06-26
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

For the fiscal year ended: December 31, 2008	Commission File Number: 000-53233

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Translation of registrant’s name into English)

Room 2301, World-Wide House
19 Des Voeux Road
Central, Hong Kong
Tel: 852-2169-6390
Fax: 852-2169-6300
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Units	OTCBB

Ordinary Shares	OTCBB

Warrants	OTCBB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of shares of the issuer’s common stock, $0.001 par value, outstanding as of December 31, 2008 was 5,320,312.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes     ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes       ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one): Large accelerated filer    ☐      Accelerated filer  ☐      Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☒ Item 18

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐      Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒Yes      ☐No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

          We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

          China Fundamental Acquisition Corporation is a Cayman Islands (“Cayman”) company that is referred to in this annual report on Form 20-F, as “CFAC” “the company,” “we,” “us,” or “our.” When used in this annual report, the term, “initial shareholders” shall mean the shareholders of the company immediately prior to our initial public offering, unless the context otherwise requires. This annual report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

          A. Selected Financial Data

          The selected financial information set forth below has been derived from our audited financial statements for the year then ended. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data

As of December 31, 2008 and for the year then ended (audited)

Balance Sheet Data
Cash	$312,988
Investment in Trust Account	$33,980,204
Prepayments and other receivables	$12,274
Total assets	$34,305,466
Deferred underwriters’ fee	$1,191,749
Total liabilities	$1,406,349
Ordinary shares subject to possible redemption (1,489,687 shares at the redemption value)	$11,867,884
Shareholders’ equity	$21,031,233
Total liabilities and shareholders’ equity	$34,305,466
Statement of Operations Data
General and administrative expenses	$330,517
Net income	$65,487
Net income per ordinary share, basic and diluted	$0.02

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

          An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Associated with our Business

We are a development stage company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with no operating results. Because we lack an operating history, you have no basis on which to evaluate our ability to achieve our business objective of completing a business combination with one or more target businesses. We have no definitive plans, arrangements or understandings with any prospective target businesses concerning a business combination and may be unable to complete a business combination. We will not generate any revenues from operations (other than interest income from the proceeds from our initial public offering) until after completing a business combination.

We may not be able to consummate a business combination within the required time frame, in which case, we would dissolve and liquidate our assets.  In addition, our negotiating position and the terms on which we may effect a business combination can be expected to become less favorable as we approach our 24 month deadline or our 36 month deadline, in the event the extended period is approved.

Under our amended and restated articles of association, we must complete a business combination with a fair market value of at least 80% of the balance of the trust account at the time of the business combination (excluding deferred underwriting discounts and commissions of $1,191,749) within 18 months after the consummation of our initial public offering (or within 24 months after the consummation of our initial public offering if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of our initial public offering and the business combination relating thereto has not yet been consummated within such 18-month period, or, if extended pursuant to a shareholder vote as described under “Proposed Business — Extension of Time to Complete a Business Combination to 36 Months,” within 36 months from the date of our initial public offering). However, during the extended period, we may consummate a business combination that is different from the originally proposed business combination pursuant to which such letter of intent, agreement in principle or definitive agreement was executed. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of a business combination, as our counterparty will be aware of our approaching timing deadlines amended and restated. If we fail to consummate a business combination within the required time frame, in accordance with our articles of association, we will be required to dissolve, liquidate and wind up.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies, including with respect to our business combination.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders of our initial business combination or an extension of the time to complete a business combination, it is our expectation that we will not file with the SEC preliminary proxy solicitation materials regarding our business combination, but will rather prepare and mail proxy solicitation materials in accordance with Cayman Islands law and, as required, file such materials with the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the SEC’s proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under such rules.

Certain provisions contained in our memorandum and articles of association may be amended by the vote of our board of directors and the affirmative vote of at least two-thirds of the voting power of our shareholders. This could reduce or eliminate the protection afforded to our shareholders by such provisions.

Our memorandum and articles of association contain certain requirements and restrictions relating to our initial public offering that will apply to us until the consummation of our initial business combination. Specifically, our memorandum and articles of association provides, among other things, that:

•
if we have entered into a letter of intent or definitive agreement with respect to a business combination within 18 months of the consummation of our initial public offering, and we anticipate that we may not be able to consummate a business combination within 24 months, we may seek shareholder approval to extend the period of time to consummate a business combination by an additional 12 months. In such case, we will present such proposal to our shareholders. In order to approve the extended period, we must receive shareholder approval of a majority of our ordinary shares voted by our public shareholders and public shareholders owning less than 35.0% of the ordinary shares purchased by the public shareholders in our initial public offering both vote against the extended period and exercise their redemption rights;

•
if we do not enter into a letter of intent, agreement in principle or a definitive agreement within 18 months after the consummation of our initial public offering, or if the holders of 35.0% or more of the shares sold in our initial public offering vote against the proposed extension beyond 24 months to 36 months and elect to redeem their shares for a pro rata share of the trust account or we do not receive shareholder approval for such extension (and we are not be able to complete our initial business combination within such 24 month period), our corporate purposes and powers will immediately thereupon be limited to acts and activities related to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•
our corporate existence will cease 36 months after the date of our initial public offering for the purposes of winding up our affairs and liquidating pursuant to the Companies Law (2007 Revision) of the Cayman Islands, if we are unable to complete a business combination;

•	if the extended period is approved, public shareholders who voted against such proposal and exercised their redemption rights will receive their pro rata share of the trust account;

•	prior to the consummation of our initial business combination, we shall submit such business combination to our shareholders for approval;

•
we may consummate our initial business combination if: (i) the business combination is approved by a majority of the ordinary shares voted by our public shareholders, (ii) an amendment to our memorandum and articles of association allowing our perpetual existence is approved by a majority of our

•
outstanding ordinary shares and (iii) shareholders owning less than 35.0% of the ordinary shares purchased by the public shareholders in our initial public offering exercise their redemption rights (on a cumulative basis, including shares redeemed in connection with our seeking shareholder approval for the extended period, if applicable);

•
if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their redemption rights will receive their pro rata share of the trust account;

•
if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in our initial public offering, then we will be dissolved and distribute to all of our public shareholders their pro rata share of the trust account;

•
our management will take all actions necessary to liquidate our trust account to our public shareholders as part of our plan of distribution if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in our initial public offering;

•
our shareholders’ rights to receive a portion of the trust fund are limited such that they may only receive a portion of the trust fund upon liquidation of our trust account to our public shareholders as part of our plan of distribution or upon the exercise of their redemption rights; and

•
we may not consummate any other merger, capital stock exchange, stock purchase, asset acquisition or control through contractual arrangements or similar transaction other than a business combination that meets the conditions specified in our initial public offering, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of the amount in the trust account (excluding deferred underwriting discounts and commissions) at the time of such business combination.

Our memorandum and articles of association provides that until the consummation of our initial business combination, the above requirements and restrictions may not be amended. Following an initial business combination, if an amendment was proposed and approved, it could reduce or eliminate the protection afforded to our public shareholders by these requirements and restrictions. However, we view these provisions as obligations to our shareholders and have agreed not to take any action to amend or waive these provisions.

We have our securities quoted on the OTC Bulletin Board, which will limit the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Global Market or a national exchange.

Our securities are traded in the over-the-counter market and are quoted on the OTC Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included on The Nasdaq Market. Quotation of our securities on the OTC Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Market or a national exchange.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation redemption price received by public shareholders will be less than $8 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all creditors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements, or if executed, that this will prevent potential contracted parties from making claims against the trust account. Nor is there any guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Accordingly, the proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per-share liquidation price could be less than $8.00 due to claims of such creditors. If we are unable to complete a business combination and are forced to dissolve and liquidate, each of Chun Yi Hao and Hope Ni will, by agreement, agree to indemnify us (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) for all claims of creditors (including claims of lawyers, accountants, printers, and investment bankers) or any potential target businesses, to the extent we fail to obtain waivers from such parties to ensure that the proceeds in the trust account are not reduced.

 Additionally, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable Cayman insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our articles of association provides that we will continue in existence only for 36 months (assuming the period in which we need to consummate a business combination has been extended, as provided in our articles of association) from the date of our initial public offering. If we have not completed a business combination by such date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. As a result, this has the same effect as if we had formally went through a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands, referred to in our initial public offering as the Companies Law. In such a situation under the Companies Law, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account would be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If we are unable to consummate a transaction within 36 months (assuming the period in which we need to consummate a business combination has been extended, as provided in our articles of association) from the date of our initial public offering our purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from us, the trustee of the trust account will distribute the amount in our trust account to our public shareholders as part of our plan of dissolution and distribution. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, Chun Yi Hao and Hope Ni have agreed that they will be jointly and severally liable (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

If we dissolve and liquidate before concluding a business combination, our public shareholders will receive slightly less than $8.00 per share on distribution of trust account funds and our warrants will expire worthless.

If we are unable to complete a business combination and must dissolve and liquidate our assets, the per-share liquidating distribution will be less than $8.00 because of the expenses of our initial public offering, our general and administrative expenses and the planned costs of seeking a business combination. We expect these costs and expenses to include approximately $100,000 for expenses for the due diligence and investigation of a target business or businesses; approximately $450,000 for legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination; an aggregate of up to $180,000 for office space, administrative services and secretarial support payable to Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, representing $7,500 per month for 24 months; $120,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $150,000 for working capital and general corporate requirements that will be used for miscellaneous expenses (including directors and officers liability insurance) and reserves. If we were unable to conclude an initial business combination and expended all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, net of income taxes payable on such interest and net of interest income on the trust account balance previously released to us to fund working capital and general corporate requirements, the initial per-share liquidation price would be approximately $8.00, or equal to the per-share offering price of $8.00 (assuming that the entire offering amount was allocated to the shares included in the units). Furthermore, our outstanding warrants are not entitled to participate in a liquidating distribution and the warrants will therefore expire worthless if we dissolve and liquidate before completing an initial business combination; and as a result purchasers of our units will have paid the full unit purchase price solely for the ordinary shares included in each unit, will realize less than $8.00 for each such share, and will not receive any money for such warrant.

We will dissolve and liquidate if we do not consummate a business combination, in which case our public shareholders will receive less than $8.00 per share on distribution.

Pursuant to our memorandum and articles of association, among other things, we must liquidate if we do not complete a business combination within 18 months after the consummation of our initial public offering (or within 24 months after the consummation of our initial public offering if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of our initial public offering and the business combination relating thereto has not yet been consummated within such 18-month period, or within 36 months if the extended period is approved. The foregoing requirement is set forth in article 170 of our amended and restated articles of association and may not be eliminated prior to our initial business combination. Upon dissolution, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account (net of taxes payable and that portion of the interest earned previously released to us) and net assets held outside the trust account. Our original shareholders have waived their rights to participate in any liquidating distribution with respect to their original shareholders’ ordinary shares and have agreed to vote in favor of any dissolution and plan of distribution which we will present to our shareholders for vote. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our dissolution and liquidation of the trust account from our remaining assets outside of the trust account, and we estimate such costs to be between $75,000 and $125,000, if not done in connection with a shareholder vote with respect to the extended period of a potential business combination. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our shareholder-approved dissolution and plan of distribution. Concurrently, we shall pay, or reserve for payment, from interest released to us from the trust account if available, our liabilities and obligations, although we cannot give you assurances that there will be sufficient funds outside the trust account for such purpose. The amounts held in the trust account may be subject to claims by third parties, such as vendors, prospective target business or other entities, if we do not obtain waivers in advance from such third parties prior to such parties providing us with services or entering into arrangements with them. We have not received any waiver agreements at this time and we cannot assure you that such waivers will be obtained or will be enforceable. Each of Chun Yi Hao and Hope Ni have agreed that, if we dissolve prior to the consummation of a business combination, they will indemnify us (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) for all claims of creditors (including claims of lawyers, accountants, printers, and investment bankers) or any potential target businesses, to the extent we fail to obtain valid and enforceable waivers from such parties to ensure that the proceeds in the trust account are not reduced. However, we cannot assure you that they will be able to satisfy those obligations. We do not intend to take any additional measures to ensure that the funds of the trust account will not be depleted by claims against the trust account. Accordingly, upon dissolution and liquidation, the estimated per-share liquidating distribution will be approximately $8.00, because of the expenses of our initial public offering, our general and administrative expenses and the planned costs of seeking a business combination.

Unlike many other blank check offerings, we allow up to approximately 35.0% of the ordinary shares purchased by the public shareholders in our initial public offering, on a cumulative basis, to be redeemed. This higher threshold will make it easier for us to consummate a business combination with which you may not agree.

When we seek shareholder approval for the extended period, if any, and our initial business combination, we will offer each public shareholder (other than our original shareholders) the right to have its ordinary shares converted to cash if the shareholder votes against the extended period or business combination, as the case may be, and such proposal is approved and, in the case of the business combination, it is also consummated. We will consummate the initial business combination only if the following three conditions are met: (i) a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination, (ii) a majority of our outstanding ordinary shares approve an amendment to our memorandum and articles of association allowing our perpetual existence, and (iii) public shareholders owning 35.0% or more of the shares sold in our initial public offering do not vote against the business combination and on a cumulative basis exercise their redemption rights (including any shares previously redeemed in connection with a vote, if any, on the extended period). Many other blank check companies have a redemption threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination. Thus, because we permit a larger number of shareholders to exercise their redemption rights, it will be easier for us to consummate an initial business combination with a target business which shareholders may believe is not suitable for us, and you may not receive the full amount of your original investment upon exercise of your redemption rights. We have increased the redemption percentage to 35.0% from the more typical 20% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that is otherwise approved by a majority of our public shareholders and to be similar to other offerings by blank check companies currently in the market. Additionally, because we permit a larger number of shareholders to exercise their redemption rights, we could pay redeeming shareholders more of our trust funds than other blank check companies, which may result in our having to obtain additional financing to consummate the business combination or result in less money being available for use as working capital post-business combination.

We may require shareholders who wish to redeem their shares to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising redemption rights.

We may require public shareholders who wish to redeem their shares to tender their certificates to our transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. If it takes longer than we anticipate to obtain a physical certificate, shareholders who wish to redeem may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares. These requirements may take it more difficult for investors to elect redemption and are more likely to result in shareholders potentially not meeting all of the requirements for redemption.

Public shareholders, together with any of their affiliates or any other person with whom they are acting in concert or as a “group” with, will be restricted from seeking redemption rights with respect to more than 10% of the shares sold in our initial public offering.

When we seek shareholder approval of any business combination, we will offer each public shareholder (but not our original shareholders) the right to have his, her, or its ordinary shares redeemed for cash if the shareholder votes against the business combination and the business combination is approved and completed. Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” will be restricted from seeking redemption rights with respect to more than 10% of the shares sold in our initial public offering. Accordingly, if you hold more than 10% of the shares sold in our initial public offering and a proposed business combination is approved, you will not be able to seek redemption rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time following a business combination or that the market price of the ordinary shares will exceed the per-share redemption price.

Since we have not yet selected a particular industry or any target business with which to complete a business combination, you will be unable to currently ascertain the merits or risks of the industry or business in which we may ultimately operate.

We intend to consummate a business combination with a company in any industry we choose that we believe will provide significant opportunities for growth, and we are not limited to any particular industry or type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business or businesses with which we may ultimately enter a business combination. Although we will evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risks present in that target business. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in our initial public offering than a direct investment, if an opportunity were available, in a target business.

Your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our shareholders for approval.

You will be relying on the ability of our officers and members of our board, with the assistance of our advisor and consultants, to choose a suitable business combination. Accordingly, your only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the business combination submitted to our shareholders for approval. In addition, a proposal that you vote against could still be approved if a sufficient number of public shareholders vote for the proposed business combination. Alternatively, a proposal that you vote for could still be rejected if a sufficient number of public shareholders vote against the proposed business combination.

We will not be required to obtain a fairness opinion from an independent investment banking firm as to the fair market value of the target business unless the Board of Directors is unable to independently determine the fair market value.

The fair market value of a target business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, the values of comparable businesses, earnings and cash flow, and book value. If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. In all other instances, we will have no obligation to obtain or provide you with a fairness opinion.

If we issue capital stock or redeemable debt securities to complete a business combination, your equity interest in us could be reduced or there may be a change in control of our company.

Our memorandum and articles of association authorizes the issuance of up to 50 million ordinary shares, par value $0.001 per share, and 1 million preferred shares, par value $0.001 per share. There are 44,679,688 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants, including the private placement warrants) and all of the 1 million preferred shares available for issuance. We have no other commitments after our initial public offering to issue any additional securities. We may issue a substantial number of additional ordinary shares or preferred stock, or a combination of both, including through redeemable debt securities, to complete a business combination. The issuance of additional equity in a follow-on offering would not reduce the $8.00 expected to be paid to initial investors if the trust is liquidated. Our issuance of additional ordinary shares or any preferred shares:

•	may significantly reduce your equity interest in us;

•
may cause a change in control if a substantial number of our ordinary shares are issued, which may among other things limit our ability to use any net operating loss carry forwards we have, and result in the resignation or removal of our officers and directors;

•	may, in certain circumstances, have the effect of delaying or preventing a change in control of us; and

•	may adversely affect the then-prevailing market price for our ordinary shares.

The value of your investment in us may decline if any of these events occur.

If we acquire a company by issuing debt securities, our post-combination operating results may decline due to increased interest expense or our liquidity may be adversely affected by an acceleration of our indebtedness.

We may elect to enter into a business combination that requires us to issue debt securities as part of the purchase price for a target business. If we issue debt securities, such issuances may result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•
acceleration, even if we are then current in our debt service obligations, if the debt securities have covenants that require us to meet certain financial ratios or maintain designated reserves, and any such covenants are breached without a waiver or renegotiation;

•	a required immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt securities contain covenants restricting our ability to obtain additional financing.

Our original shareholders currently control us and may influence certain actions requiring a shareholder vote.

Our original shareholders are beneficially own, in the aggregate, 20.0% of our issued and outstanding ordinary shares. They will not be eligible to exercise redemption rights for those shares if a business combination is approved by a majority of the votes cast by our public shareholders.

Because our private placement investors, including Chardan Capital Markets, LLC, hold warrants to purchase 1,944,444 ordinary shares that they purchased in the private placement, after a business combination, the exercise of those warrants may increase their ownership in us. This increase could allow our private placement investors to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after consummation of our initial business combination.  If a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, our original shareholders or private placement investors could make such purchases in order to influence the vote.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business combination for any number of reasons including those beyond our control such as that more than 35.0% cumulatively of the ordinary shares purchased by the public shareholders in our initial public offering vote against extending the period of time that we have to consummate a business combination and/or the business combination and opt to have us redeem their stock for a pro rata share of the trust account even if a majority of our public shareholders approve the business combination. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Our directors and officers may have a conflict of interest in deciding if a particular target business is a good candidate for a business combination.

All of our officers and directors, directly or indirectly, own ordinary shares in our company that were issued prior to our initial public offering but have waived their right to receive distributions with respect to these shares upon a liquidation of the trust account if we are unable to complete a business combination. The ordinary shares which are beneficially owned by our officers and directors will be worthless if we do not consummate a business combination. Furthermore, the $1.75 million purchase price of the private placement warrants is included in the trust account that is distributed to our public shareholders in the event of our dissolution and liquidation. Our directors’ and officer’s desire to avoid rendering their ordinary shares and warrants worthless may result in a conflict of interest when they determine whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Unless we complete a business combination, our officers and directors will not receive reimbursement for any out-of-pocket expenses they incur if such expenses exceed the amount available to us for working capital and general corporate purposes. Therefore, they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public shareholders’ best interest.

Our directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount not required to be retained in the trust account unless the business combination is consummated. Our directors may, as part of any such combination, negotiate the repayment of some or all of any such expenses. If the target business’ owners do not agree to such repayment, this could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest. The financial interest of our directors could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

Our directors may not be considered “independent” under the policies of the North American Securities Administrators Association, Inc. and, therefore, may take actions or incur expenses that are not deemed to be independently approved or independently determined to be in our best interest.

Under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because all of our directors may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as attending meetings of the board of directors, identifying potential target businesses, and performing due diligence on suitable business combinations, and certain of our directors indirectly own shares of our securities, state securities administrators could take the position that such individuals are not “independent.” If this were the case, they would take the position that we would not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. There is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we complete a business combination. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be “independent,” we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that actually are not in our best interests, it could have a material adverse effect on our business and operations and the price of our stock held by the public shareholders.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are a company incorporated under the laws of the Cayman Islands, and, following a business combination, substantially all of our assets will be located outside the United States, including our trust fund which will be deposited at the London branch of JPMorgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, as trustee. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors or officers, or enforce judgments obtained in the United States courts against us or our directors or officers. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the United States federal securities laws.

Our corporate affairs will be governed by our memorandum and articles of association, the Companies Law (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We will probably complete only one business combination with the proceeds of our initial public offering, meaning our operations will depend on a single business that is likely to operate in a non-diverse industry or segment of an industry.

The net proceeds from our initial public offering and the offering of the private placement warrants provided us with approximately $34 million that we may use to complete a business combination. Our initial business combination must be with a target business or businesses with a fair market value of at least 80% of the balance in the trust account at the time of such business combination (excluding deferred underwriting discounts and commissions of $1,191,749). There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount greater than 80% of the amount in our trust account at the time of such acquisition. We have not entered into and are not currently contemplating any financing arrangements with any third parties to raise additional funds. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, proxy statement disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with one or more target businesses would reduce the fair market value of the remaining target businesses in the combination below the required threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,191,749). Due to these added risks, we are more likely to choose a single target business with which to pursue a business combination than multiple target businesses. Unless we combine with a target business in a transaction in which the purchase price consists substantially of ordinary shares and/or preferred stock, it is likely we will complete only our initial business combination with the proceeds of our initial public offering. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will be exposed to higher risk than other entities that have the resources to complete several business combinations, or that operate in, diversified industries or industry segments.

If we do not conduct an adequate due diligence investigation of a target business with which we combine, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

In order to meet our disclosure and financial reporting obligations under the federal securities laws, and in order to develop and seek to execute strategic plans for how we can increase the revenues and/or profitability of a target business, realize operating synergies or capitalize on market opportunities, we must conduct a due diligence investigation of one or more target businesses. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will surface all material issues that may be present inside a particular target business, or that factors outside of the target business and outside of our control will not later arise. If our diligence fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

We will depend on the limited funds available outside of the trust account and a portion of the interest earned on the trust account balance to fund our search for a target business or businesses and to complete our initial business combination.

As of December 31, 2008, $312,988 was available to us outside the trust account to fund our working capital and general corporate requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with the additional working capital we will need to identify one or more target businesses and to complete our initial business combination. While we are entitled to have released to us for such purposes up to an aggregate of $0.85 million, subject to adjustment, of the interest income, net of income taxes on such interest, a substantial decline in interest rates may result in our having insufficient funds available with which to structure, negotiate or close an initial business combination. In such event, we would need to borrow additional funds from our founders to operate or we may dissolve and liquidate.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure and may require us to raise additional funds in order to complete a business combination, including incurring indebtedness at a higher than desirable level or through the sale of additional equity securities, which may adversely affect our remaining shareholders.

When we seek shareholder approval of any business combination, we will offer each public shareholder, but not our original shareholders, the right to have his, her or its shares of ordinary shares converted to cash if the shareholder votes against the business combination and the business combination is approved and completed. Such holder must both vote against such business combination and then exercise his, her or its redemption rights to receive a pro rata portion of the trust account. We may proceed with a business combination as long as public shareholders owning less than 35% of the shares sold in our initial public offering exercise their redemption rights. Accordingly, public shareholders owning up to approximately 34.99% of the shares sold in our initial public offering may exercise their redemption rights and we could still consummate a proposed business combination. Therefore, as much as approximately $12 million (plus the redeeming shareholder’ share of all accrued interest after distribution of interest income on the trust account balance to us as described above) may be required to fund the exercise of redemption rights. We have set the redemption percentage at 35% in order to reduce the likelihood that a small group of investors holding a block of our shares will be able to stop us from completing a business combination that is otherwise approved by a substantial majority of our public shareholders. While there are several offerings similar to ours which include redemption provisions of between 20% and 40%, the 20% threshold had been customary and standard for offerings similar to ours.

Our business combination may require us to use substantially all of our cash to pay the purchase price. In such a case, because we will not know how many shareholders may exercise such redemption rights, we may need either to reserve part of the trust account for possible payment upon such redemption if the transaction is approved, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Additionally, even if our business combination does not require us to use substantially all of our cash to pay the purchase price, if a significant number of shareholders exercise their redemption rights, we will have less cash available to use in furthering our business plans following a business combination and may need to arrange third party financing. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing for either situation. We cannot assure you that we will be able to obtain such third party financing on terms favorable to us or at all. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. In the event that the acquisition involves the issuance of our shares as consideration, we may be required to issue a higher percentage of our shares to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at a higher than desirable level, adversely affecting our remaining shareholders. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to obtain additional financing if necessary to complete a business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.

We may consider a business combination that will require additional financing. However, we cannot assure you that we will be able to complete a business combination or that we will have sufficient capital with which to complete a combination with a particular target business. If the net proceeds of our initial public offering are not sufficient to facilitate a particular business combination because:

•	of the size of the target business;

•	of the depletion of offering proceeds not in the trust account or available to us from interest earned on the trust account balance that is expended in search of a target business; or

•	we must redeem for cash a significant number of ordinary shares owned by shareholders who elect to exercise their redemption rights,

we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. If additional financing is unavailable to consummate a particular business combination, we would be compelled to restructure or abandon the combination and seek an alternative target business. Even if we do not need additional financing to consummate a business combination, we may require such financing to operate or grow the target business. If we fail to secure such financing, this failure could have a material adverse effect on the operations or growth of the target business. None of our directors nor any other party is required to provide any financing to us in connection with, or following, a business combination.

Our outstanding warrants may adversely affect the market price of our ordinary shares and make it more difficult to effect a business combination.

The units being sold in our initial public offering included warrants to purchase 3,750,000 ordinary shares. We consummated the sale of 506,250 units which were sold subject to the over-allotment option On May 28, 2008. We also have sold, in a private placement, warrants to our private placement investors to purchase an aggregate 1,944,444 ordinary shares. The warrants sold in the private placement are identical to those warrants sold as part of the units in the initial public offering except the warrants are not redeemable by the holders of our private placement warrants and the underlying ordinary shares will be entitled to certain registration rights commencing upon the consummation of our initial business combination. If we issue ordinary shares to consummate a business combination, the potential issuance of additional ordinary shares on exercise of these warrants could make us a less attractive acquisition vehicle to some target businesses. This is because exercise of the warrants will increase the number of issued and outstanding ordinary shares and may reduce the value of the shares issued to complete the business combination. Our warrants may make it more difficult to complete a business combination or increase the purchase price sought by one or more target businesses. Additionally, the sale or possibility of sale of the shares underlying the warrants could have an adverse effect on the market price for our ordinary shares or our units, or on our ability to obtain other financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

The grant of registration rights to our original shareholders may make it more difficult to complete a business combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Our original shareholders’ ordinary shares and warrants will be entitled to certain demand registration rights commencing six months after the consummation of a business combination, and holders of the private placement warrants and the underlying ordinary shares will be entitled to demand certain registration rights commencing upon the consummation of a business combination. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our securities. In addition, the existence of the registration rights may make a business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our original shareholders are registered.

You will not be able to exercise your warrants if we do not have an effective registration statement in place when you desire to do so.

No warrants will be exercisable, and we will not be obligated to issue ordinary shares upon exercise of warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act of 1933, as amended, in effect covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to the ordinary shares. We have agreed to use our best efforts to have a registration statement in effect covering the ordinary shares issuable upon exercise of the warrants from the date the warrants become exercisable and to maintain a current prospectus relating to the ordinary shares until the warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. Additionally, we have no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances. The warrants may be deprived of any value, the market for the warrants may be limited, the holders of warrants may not be able to exercise their warrants if there is no registration statement in effect covering the ordinary shares issuable upon the exercise of the warrants or the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current and the warrants may expire worthless.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

We may be deemed to be an investment company, as defined under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, if, following our initial public offering and prior to the consummation of a business combination, we are viewed as engaging in the business of investing in securities or we own investment securities having a value exceeding 40% of our total assets. If we are deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it difficult for us to complete a business combination, including:

•	restrictions on the nature of our investments; and

•	restrictions on our issuance of securities.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

We do not believe that our anticipated activities will subject us to the Investment Company Act of 1940. In this regard, our agreement with the trustee states that proceeds in the trust account will be invested only in U.S. “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that only invest in government securities having a maturity of 180 days or less. This investment restriction is intended to facilitate our not being considered an investment company under the Investment Company Act. If we are deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would increase our operating expenses and could make our initial business combination more difficult to complete.

Companies with similar business plans to ours have had limited success in completing a business transaction. There can be no assurance that we will successfully identify a potential target business, or complete a business combination.

Based on publicly available information, approximately 159 similarly structured blank check companies have completed initial public offerings since August 2003, and numerous others have filed registration statements.  Of these companies, only 53 companies have consummated a business combination, while 26 other companies have announced that they have entered into definitive agreements or letters of intent with respect to potential business combinations, but have not yet consummated such business combinations and another 20 have liquidated or have announced that are liquidating.  Accordingly, there are approximately 60 blank check companies with approximately $10.8 billion in trust have filed registration statements and are or will be seeking to enter into a business combination.  While some of these companies have specific industries in which they must identify a potential target business, a number of these companies may consummate a business combination in any industry and/or geographic location they choose.  As a result, we may be subject to competition from these and other companies seeking to consummate a business combination within any of our target sectors, which, in turn, will result in an increased demand for privately-held companies in these industries.  Because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time period.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies, and other entities, domestic and international, competing for the type of businesses that we may intend to acquire.  Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in Asian countries, including China.  Many of these competitors possess greater technical, human and other resources, or more local knowledge, than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors.  While we believe that there are numerous target acquisitions that we could potentially acquire with the net proceeds of our initial public offering, our ability to compete with respect to the acquisition of certain target acquisitions that are sizable will be limited by our available financial resources.  This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target acquisitions.  Furthermore, the obligation we have to seek shareholder approval of a business combination may delay the consummation of a transaction.  Additionally, our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target acquisitions.  Also, our obligation to redeem our ordinary shares for cash in certain instances may reduce the resources available for a business combination.  Any of these obligations may place us at a competitive disadvantage in negotiating a business combination.

We may be unable to compete for an attractive business combination.  Additionally, because of this competition, we cannot assure you we will be able to effectuate a business combination within the prescribed time period.  If we are unable to consummate a business combination within the prescribed time period, we will be forced to liquidate.

We are dependent upon Chun Yi Hao and Hope Ni and the loss of either of them could adversely affect our ability to operate.

Our operations are dependent upon a small group of individuals and, in particular, upon Chun Yi Hao, our Chief Executive Officer, and Hope Ni, the Chairman of our board of directors. We believe that our success depends on the continued service of these persons, at least until we have consummated a business combination. We cannot assure you that such individuals will remain with us for the immediate or foreseeable future. In addition, there is no minimum amount of time that either Mr. Hao or Ms. Ni have agreed to devote to our business nor are they required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have employment agreements with, or key-man insurance on the life of, either of these individuals. The unexpected loss of the services of either of these individuals could have a detrimental effect on us.

Our ability to successfully effect a business combination and to be successful upon completion of a business combination will be dependent upon the efforts of our management, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate. It is also likely that our current officers and directors will resign upon the completion of a business combination.

Our ability to successfully effect a business combination will be dependent upon the efforts of our management. The future role of our management following a business combination, however, cannot presently be fully ascertained. Although certain members of our management team may remain associated with us following a business combination, it is unlikely that our entire management team will be able to remain with the combined company after the completion of a business combination. Thus, we will likely employ other personnel following the business combination. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company, as well as U.S. securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time consuming and could lead to various regulatory issues which may adversely affect our operations.

Because we must furnish our shareholders with target business financial statements prepared in accordance with or reconciled to U.S. generally accepted accounting principles or IFRS, we may not be able to complete a business combination with some prospective target businesses unless their financial statements are first reconciled to U.S. generally accepted accounting principles or IFRS.

The federal securities laws require that a business combination meeting certain financial significance tests include historical and pro forma financial statement disclosure in periodic reports and proxy materials submitted to shareholders. Because our initial business combination must be with a target business that has a fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,191,749) at the time of our initial business combination, we will be required to provide historical and pro forma financial information to our shareholders when seeking approval of a business combination with one or more target businesses. These financial statements must be prepared in accordance with, or be reconciled to, U.S. generally accepted accounting principles, or GAAP, or prepared in accordance with IFRS, as issued by the IASB, and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If a proposed target business, including one located outside of the U.S., does not have financial statements that have been prepared in accordance with, or that can be reconciled to, U.S. GAAP, or prepared in accordance with IFRS as issued by the IASB, and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may combine.

We believe that we will likely be classified as a passive foreign investment company (or “PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

We believe we will likely be classified as a PFIC for United States federal income tax purposes. As a result of being classified as a PFIC, U.S. Holders of our ordinary shares and warrants may be subject to increased United States federal income tax liability and may be subject to additional reporting requirements. A United States investor may be able to mitigate this potential increased United States federal income tax liability by making a QEF Election in respect of our ordinary shares. The QEF Election will not, however, shield a U.S. holder from imposition of such tax and interest charge on gain recognized on the disposition of an investment in our warrants. Each prospective investor is urged to consult his tax advisor regarding the possible application of the PFIC rules. For a summary of the tax consequences of PFIC classification to U.S. Holders.

Risks Associated with Acquiring and Operating a Target Business in China

After a business combination, substantially all of our assets could be located in China and substantially all of our revenue will be derived from our operations in China. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product (GDP) growth. We cannot assure you, however, that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate a business combination and if we make an acquisition, the ability of that target business to become profitable.

Our ability to find an attractive target business with which to consummate a business combination is based in part on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage sustainable economic growth and guide the allocation of resources. The PRC government has also begun to use macroeconomic tools to decelerate the rate of Chinese economic growth. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us, depending on the industry in which we engage in a business combination. For example, our business, prospects, financial condition and results of operations may be materially adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to a potential target business and a business combination.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, prospects, financial conditions and results of operations.

If the PRC government finds that the possible future agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations.

PRC regulations currently prohibit or restrict foreign ownership in certain industries.

If we or any of our potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant PRC regulatory authorities might have the discretion to:

•	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

•	require us or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

•	restrict or prohibit our use of the proceeds of our initial public offering to finance our businesses and operations in China;

•	restrict or prohibit remittance of any profits or dividends abroad by our future PRC subsidiaries or affiliates; or

•	impose conditions or requirements with which we or possible future PRC subsidiaries or affiliates may not be able to comply.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on our operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

If we acquire a target business through contractual arrangements with one or more operating businesses in China, such contracts may not be as effective in providing operational control as direct ownership of such businesses.

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in certain industries. The industry groups that are restricted are wide ranging, including certain aspects of telecommunications, advertising, food production, and heavy equipment manufacturers, for example. In addition there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous trademarks” or “traditional Chinese brand names.” Subject to the review and approval requirements of the Ministry of Commerce and other relevant agencies as discussed elsewhere for acquisitions of assets and companies in the PRC and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company which may provide exceptions to the merger and acquisition regulations mentioned below since these types of arrangements typically do not involve a change of equity ownership in PRC operating company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would be our nominees and, therefore, may exempt the transaction from the merger and acquisition regulations, including the application process required thereunder. However, since there has been limited implementation guidance provided with respect to the merger and acquisition regulations, there can be no assurance that the relevant government agencies would not apply them to a business combination effected through contractual arrangements. If such an agency determines that such an application should have been made, consequences may include ordering the application to be made with proper government agencies levying fines, revoking business and other licenses, requiring restructure of ownership or operations and requiring discontinuation of any portion of all of the acquired business. These agreements likely also would provide for increased ownership or full ownership and control by us when and if permitted under PRC law and regulation. If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights. Therefore, these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese law, including seeking specific performance, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Contractual arrangements we enter into with potential future subsidiaries and affiliated entities or acquisitions of offshore entities that conduct PRC operations through affiliates in China may be subject to a high level of scrutiny by the PRC tax authorities.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we enter into with potential future subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such possible future PRC entities and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our possible future affiliated entities are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of your investment. In addition, in the event that in connection with an acquisition of an offshore entity that conducted its PRC operations through affiliates in China, the sellers of such entities failed to pay any taxes required under PRC law, the PRC tax authorities could require us to withhold and pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on our operating results and financial condition.

Potential future PRC targets or strategic partners may have previously engaged or may engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.

Potential future targets or strategic partners may have previously engaged or may currently engage in activities without appropriate licenses or approvals or outside the authorized scope of their business licenses or permitted activities. If we or our strategic partners do not receive any necessary licenses or approvals, broaden the authorized business scope or narrow the scope of the activities as appropriate, we or the relevant strategic partner may have to cease operations or contract our operations to third parties who hold the appropriate licenses. In addition, counterparties to contracts we make when engaging in activities that require licenses may legally default on those contracts if we or the relevant strategic partner do not possess the appropriate licenses. The occurrence of any of these events would have an adverse effect on our business and results of operations.

PRC authorities may refuse to grant any licenses we may seek. For companies that exceeded the scope of their business licenses or permitted activities or operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license. Due to the inconsistent nature of regulatory enforcements in the PRC, those of our possible future PRC strategic partners that exceeded the scope of their business licenses or permitted activities or operated without the appropriate licenses or approvals in the past or do so in the future may be subject to the above fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies. These fines or penalties may have a material adverse effect on our business.

Because Chinese law governs almost all of any target business’ current material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

We believe that it is highly likely that Chinese law governs almost all of any target business’ current material agreements, some or many of which could be with Chinese governmental agencies. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, inconsistent professional abilities of the judicators, and the inclination to protect local interest in the court rooms, interpretation and enforcement of PRC laws and regulations involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our business, prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

If relations between the United States and the PRC deteriorate, potential target businesses or their goods or services could become less attractive.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. For instance, if the United States imposes quotas on Chinese imports, such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the PRC in industries that may affect our ultimate target business. Relations may also be compromised if the U.S. becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Relations may also be compromised if either the PRC government or the Taiwan government unilaterally alters the current political status quo between Taiwan and the Chinese mainland. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive.

We face risks related to health epidemics and other outbreaks, which could adversely affect our operations.

Our target business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could lead to a significant decrease in our profitability following a business combination.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in the services or products we may ultimately offer leading to a decline in our profitability.

As a result of merger and acquisition regulations which became effective on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction, negotiate a transaction that is acceptable to our shareholders, or sufficiently protect shareholder’s interests in a transaction.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (MOFCOM), the State Assets Supervision and Administration Commission (SASAC), the State Administration for Taxation, the State Administration for Industry and Commerce (SAIC), the China Securities Regulatory Committee (CSRC), and the PRC State Administration of Foreign Exchange (SAFE), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (M&A Rules). These comprehensive rules govern the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC.

Although prior to September 8, 2006 there was a complex series of regulations administered by a combination of provincial and centralized agencies in place for acquisition approval of Chinese enterprises by foreign investors, the M&A Rules have largely centralized and expanded the approval process to MOFCOM, SAIC, SAFE or its branch offices, SASAC, and the CSRC. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and involves significant uncertainty, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the aforementioned agencies, some of which must be made within strict time limits and require approvals from one or more of the aforementioned agencies. The application process has been supplemented to require the presentation of economic data concerning a transaction, introducing aspects of economic and substantive analysis of the target business and the acquirer and the terms of the transaction by MOFCOM and the other governing agencies as well as an evaluation of compliance with legal requirements. The application process for approval now includes submissions of an appraisal report, an evaluation report and the acquisition agreement, depending on the structure of the transaction. An employee settlement plan for the target company shall also be included in the application.

The M&A Rules also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets. The regulations require that in certain transaction structures, the consideration must be paid within strict time periods, generally not in excess of a year. In the agreement reached by the foreign acquirer, target, creditors and other parties, there must be no harm to third parties and the public interest in the allocation of assets and liabilities being assumed or acquired. These aspects of the regulations will limit our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Therefore, we may not be able to negotiate a transaction with terms that will satisfy our investors and protect our shareholders interests in an acquisition of a Chinese business or assets.

It is expected that compliance with the regulations will be more time consuming than in the past, will be more costly for the Chinese parties and will permit the government much more extensive evaluation and control over the terms of the transaction. Therefore, acquisitions in China may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process and may not be completed, even if approved, if they are not consummated within the time permitted by the approvals granted.

The M&A Rules have introduced national security review and industry protection and have incorporated anti-trust review in the acquisition of Chinese companies and assets which may limit our ability to effect an acquisition.

Under the PRC merger and acquisition regulations, acquisitions of Chinese domestic companies relating to “important industries” that may affect the national economic security or result in the transfer of “actual control” of companies having “famous trademarks” or “traditional Chinese brand names” must be reported and approved by the relevant agencies. The “important industries,” “famous trademarks” or the “traditional Chinese brand names” are often difficult to define, and therefore make us vulnerable to the government scrutiny under these reviews.

The merger and acquisition regulations also provide for antitrust review requirements for certain large transactions or transactions involving large companies and roll-up transactions with the same effect in the relevant Chinese market. In addition, certain mergers and acquisitions among foreign companies occurring outside of the PRC could also be subject to antitrust review in China which is similar to United States anti-trust law concepts. Exemptions may be sought from the MOFCOM and SAIC. Notwithstanding the M&A Rules, a new anti-monopoly law was recently promulgated on August 30th, 2007 and will take effect on August 1st, 2008, and will replace or supplement the above provisions.

Any transaction that we contemplate will have to comply with these regulations and may require additional approval or abandonment if we are not able to satisfy the requirements of the governmental authorities. When we evaluate a potential transaction, we will consider the need to comply with these regulations which may result in our modifying or not pursuing a particular transaction.

Ambiguities in the M & A Rules may make it difficult for us to properly comply with all applicable rules and may affect our ability to consummate a business combination.

Although the M&A Rules set forth many requirements that have to be followed, there are many ambiguities with respect to the meaning of many provisions of the M&A Rules. Moreover, the ambiguities give regulators wide latitude in the enforcement of regulations and approval of transactions. Therefore, we cannot predict the extent to which the M&A Rules will apply to a transaction, and therefore, there may be uncertainty in whether or not a transaction will be completed until the approval process is under way or until the preliminary approvals are obtained. This may negatively impact our ability to consummate a business combination.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations and any appreciation thereof could cause the cost of a target business as measured in dollars to increase.

Because our objective is to complete a business combination with a target business having its primary operating facilities located in the PRC, and because substantially all revenues and income following a business combination would be received in a foreign currency such as Renminbi, the main currency used in the PRC, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. To the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi we convert would be reduced. The conversion of Renminbi into foreign currencies such as the United States dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Historically, China “pegged” its currency to the United States dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from other countries, the PRC recently reformed its economic policies to establish a floating value for its currency. However, since July 21, 2005, RMB has been re-pegged to a basket of currencies, and is permitted to fluctuate within a managed band. As of December 31, 2007, the exchange rate of the Renminbi was 7.3141 against the United States dollar, amounting to a 6.6% appreciation of the Renminbi since December 31, 2006. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could cause the cost of a target business as measured in dollars to increase. Further, target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that a target business with which we consummate a business combination will be able to compete effectively with the new policies in place.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination with a PRC target company, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the State Administration for Foreign Exchange (SAFE) regulates the conversion of the Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules and regulations, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. Currently, foreign investment enterprises (FIEs) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. We cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

If the PRC enacts regulations in our target business’ proposed industry segments which forbid or restrict foreign investment, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in China are not explicitly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely limit the candidate pool of potential target businesses. Additionally, if the relevant Chinese authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely effect our ability to acquire PRC companies.

On October 21, 2005 SAFE issued Circular 75 on “Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles”. Circular 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted as long as proper foreign exchange registrations are made with the SAFE. To implement Circular 75, SAFE issued an implementation notice in May 2007, or Circular 106. Circular 106 specified the circumstances under which PRC residents are required to comply with Notice 75 and which procedures are to be followed. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profits to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Since any future business combination may involve corporate financing or roundtrip investment by PRC residents through an offshore special purpose vehicle for the purpose of Circular 75 and Circular 106, we or the owners of the target companies who are PRC residents may be subject to registration and filing requirements of SAFE under Circular 75 and Circular 106. We cannot assure you that we, or the owners of the target business we intend to acquire, as the case may be, will be able to complete the necessary filings and registrations with SAFE for a proposed business combination on a timely basis. This may restrict our ability to implement our business combination strategy and adversely affect the operation results of our future PRC subsidiaries and affiliates.

Because any target business in China with which we attempt to complete a business combination will be required to provide our shareholders with financial statements prepared in accordance with or reconciled to United States generally accepted accounting principles or IFRS, the number of prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business will be required to have certain financial statements which are prepared in accordance with, or which are reconciled to, U.S. generally accepted accounting principles, or GAAP, or IFRS, as issued by the IASB. To the extent that a proposed target business does not have financial statements which have been prepared with, or which can be reconciled to, U.S. GAAP or IFRS, as issued by the IASB, we will not be able to acquire that proposed target business. These financial statements may limit the pool of potential target businesses which we may acquire.

If our management following a business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws which could lead to various regulatory issues.

Following a business combination, our management will likely resign from their positions as officers of the company and the management of the target business at the time of the business combination will remain in place. We cannot assure you that management of the target business will be familiar with United States securities laws. If new management is unfamiliar with our laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

After we consummate a business combination, our operating company in China will be subject to restrictions on dividend payments.

After we consummate a business combination, we may rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our operating company in China to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

The PRC government has enacted a new law on enterprise income tax, and as it implements this law the tax and fee benefits provided to foreign investors and companies to encourage development within the country will be or have been reduced or removed resulting in rising expenses which will impact margins and net income.

On March 16, 2007, the NPC approved and promulgated a new tax law, the PRC Enterprise Income Tax Law. This new tax law and the implementation rules for the new tax law took effect on January 1, 2008. Before the new tax law came into force, FIEs and PRC domestic companies were taxed differently and FIEs used to enjoy certain preferential treatments and benefits in tax and other areas under Chinese laws. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Nevertheless, there can be no assurances that any particular company will continue to qualify as a high-technology company supported by the PRC government in the future, and benefit from such preferential tax rate. Following the effectiveness of the new tax law, an FIE’s effective tax rate may increase, unless it is otherwise eligible for preferential treatment.

Additionally, under the new tax law, an income tax rate of 10% will be assessed on dividends payable to non-PRC investors derived from sources within the PRC.

Investors should note that the new tax law and its implementation rules still leave many details on the the interpretation and specific applications of various provisions unclear and unspecified. Any increase in our tax rate in the future could have a material adverse effect on our financial conditions and results of operations.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, for our future import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. We can make no assurances that we will successfully obtain such approval or complete such registration.

If we are found to be in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if we successfully obtain such approval or complete such registration, if the PRC government determines that our import and export of technology is inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and result of operations.

Additional Risks Associated with Acquiring and Operating a Target Business in Other Locations in Asia

In addition to the risks described above relating to acquiring and operating a business in China, we will be subject to risks related to owning and operating business in other locations in Asia.

We will be subject to risks relating to international business ownership or control, including risks related to changes in local, political, economic and market conditions, interest rates, zoning laws, compliance with environmental laws, costs and terms of financing and the potential for uninsured casualty and other losses. Various international jurisdictions have laws limiting the ability of entities not formed in such jurisdictions to pay dividends and remit earnings to affiliated companies unless specified conditions are met. Sales in jurisdictions will generally be made in local currencies, which would subject us to risks associated with currency fluctuations. Currency devaluations and unfavorable changes in international monetary and tax policies could have a material adverse effect on our profitability and financing plans, as could other changes in the international regulatory climate and international economic conditions. We also may be subject to currency exchange controls or other monetary policies that require or prohibit the repatriation of profits.

When effecting a business combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.

When effecting a business combination with a company located outside of the United States, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, it is likely that substantially all of our assets will be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

Overview

CFCA is a Cayman Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, or acquiring control of one or more operating businesses having its primary operations in the PRC through a merger, stock exchange, asset acquisition, reorganization or similar business combination, or contractual arrangements (a “Business Combination”).

We have a period of 18 months from the consummation of our initial public offering which occurred on May 21, 2008, to effect our Business Combination, with an additional six-month period (for a total of 24 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. Further, if we have entered into a letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 24 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 12 months to avoid being required to liquidate (the “Extended Period”). If the Extended Period is approved by our shareholders we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

We intend to focus on identifying a target business having its primary operations in the People’s Republic of China, but our efforts will not be limited to a particular industry. To date, our efforts have been limited to organizational activities, completion of our IPO and the evaluation of possible Business Combinations, none of which is yet probable to occur.

We consummated our initial public offering of 3,750,000 units (the “Units”) on May 21, 2008. Each Unit consists of one ordinary share, $0.001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00 commencing the later of the completion of a Business Combination and May 15, 2009 and expiring four years from the effective date of our initial public offering. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $30,000,000. The Company may redeem the Public Warrants, at a price of $0.01 per Public Warrant upon 30 days’ notice while the Public Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given.

Immediately prior to our initial public offering, we completed a private placement of warrants to various investors. The investors purchased warrants exercisable for 1,944,444 ordinary shares for an aggregate purchase price of $1,750,000, or $0.90 per warrant share. The warrants have an exercise price of $5.00 per warrant share. Of that total, a warrant to purchase 305,556 shares was sold to Ralco Capital Limited, an entity owned and controlled by Mr. Hao, our current chief executive officer, and warrants to purchase  305,556 shares were sold to Rising Year Group Limited, an entity owned and controlled by Ms. Ni, our current chairman.

On May 28, 2008, we consummated the sale of 506,250 Units which were sold subject to the over-allotment option. Each Unit sold in our initial public offering and pursuant to the over-allotment option consisted of one ordinary share, $0.001 par value per share, and one Public Warrant, each to purchase one ordinary share of the Company. The 4,256,250 Units sold in the IPO including the 506,250 Units sold subject to the over-allotment option, were sold at our initial public offering price of $8.00 per Unit, generating gross proceeds of $34,050,000 and net proceeds of $32,241,954.

We issued a unit purchase option, for $100, to the underwriters in our initial public offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in our initial public offering. We accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of our initial public offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Public Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Public Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash. We will have no obligation to net cash settle the exercise of the unit purchase option or the Public Warrants underlying the unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Public Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Public Warrants, the unit purchase option or Public Warrants, as applicable, will expire worthless.

The sale of the Units in our initial public offering (including the exercise of 90% of the overallotment option) and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $34,050,000. We intend to use the proceeds to engage in a Business Combination with a business that has its principal operations in the People’s Republic of China. Our efforts will not be limited to a particular industry in China.

The net proceeds (together with deferred offering expenses) have been deposited into a trust account (the “Trust Account”) at the London branch of JPMorgan Chase Bank, N.A. to be held until the earlier of (a) the consummation of a Business Combination or (b) the liquidation of CFAC. The amount placed in the trust account consists of the proceeds of our initial public offering and the private placement of warrants, discussed above, as well as $1,191,749 of deferred underwriting discounts and commissions that will be released to the underwriters on completion of a Business Combination.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following our initial public offering. We intend to utilize the cash proceeds of our initial public offering, our capital stock, debt or a combination of these as the consideration to be paid in a business combination. While substantially all of the net proceeds of our initial public offering are allocated to completing a business combination, the proceeds are not otherwise designated for more specific purposes. Accordingly, prospective investors will at the time of their investment in us not be provided an opportunity to evaluate the specific merits or risks of one or more target businesses. If the business combination is paid for using stock or debt securities, we may apply the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the acquired business or businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies, or for working capital. We may engage in a business combination with a company that does not require significant additional capital but is seeking a public trading market for its shares, and which wants to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. These uncertainties include time delays, compliance and governance issues, significant expense, a possible loss of voting control, and the risk that market conditions will not be favorable for an initial public offering at the time our initial public offering is ready to be sold. We may seek to effect a business combination with more than one target business, although our limited resources may serve as a practical limitation on our ability to do so.

We do not have any specific business combination under consideration, and we have not (nor has anyone on our behalf) contacted any potential target business or had any discussions, formal or otherwise, with respect to such a transaction. We have not (nor have any of our agents or affiliates) been approached by any candidates (or representative of any candidates) with respect to a possible acquisition transaction with our company. Additionally, we have not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor have we engaged or retained any agent or other representative to identify or locate any such acquisition candidate.

Prior to consummation of a Business Combination, we will seek to have all third party service providers, prospective target businesses or other entities that we may engage, which we refer to as potential contracted parties or a potential contracted party, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. There is no assurance that we will be able to get waivers from these potential contracted parties and there is no assurance that such waivers will be enforceable by operation of law or that creditors would be prevented from bringing claims against the trust account. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third party that refused to execute a waiver would be the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation where management does not believe it would be able to find a provider of required services willing to provide the waiver. To the extent that we engage a third-party that has not executed a waiver, there is no assurance that the funds held in the trust account will be protected from creditor claims despite the limited personal liability of Mr. Hao and Ms. Ni to ensure that the trust account is not reduced by claims of creditors. Additionally, even if we do enter into such waivers with third parties, there is no assurance that they would be prevented from bringing claims against the trust account. Further, if we are unable to complete a business combination and are forced to dissolve and liquidate, each of Mr. Hao and Ms. Ni will, by agreement, be personally liable (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) to ensure that the proceeds in the trust account are not reduced by the claims of any creditors (including claims of lawyers, accountants, printers and investment bankers) or any potential target businesses that are owed money by us for services rendered or products sold to us. Under these circumstances, our board of directors, a majority of which are independent directors, would have a fiduciary obligation to our shareholders to bring a claim against Mr. Hao and Ms. Ni to enforce their liability obligation.

Sources of target acquisitions

We anticipate that target businesses may be brought to our attention from various unaffiliated parties such as investment banking firms, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and similar sources. Our officers, directors and advisor, as well as their affiliates may also bring to our attention target business candidates. We will not acquire an entity that is either a portfolio company of, or has otherwise received a financial investment from, our officers, directors and special advisor or their affiliates. We do not expect to acquire any entity in which any of our officers, directors, special advisor, or their affiliates are passive investors or in which they are currently invested through investment vehicles controlled by them. However, if we do enter into a business combination transaction with such an entity, we will obtain an opinion, upon which our shareholders can rely, from an unaffiliated, independent investment banking firm which is a member of FINRA that such business combination is fair to our shareholders from a financial point of view. Neither we, nor our directors have given, or will give, any consideration to entering into a business combination with companies affiliated with our officers, directors or special advisor.

We may pay fees or compensation to third parties for their efforts in introducing us to potential target businesses. Such payments are typically, although not always, calculated as a percentage of the dollar value of the transaction. We have not anticipated use of a particular percentage fee, but instead will seek to negotiate the smallest reasonable percentage fee consistent with the attractiveness of the opportunity and the alternatives, if any, that are then available to us. We may make such payments to entities we engage for this purpose or entities that approach us on an unsolicited basis. Payment of finders’ fees is customarily tied to consummation of a transaction and certainly would be tied to a completed transaction in the case of an unsolicited proposal. Although it is possible that we may pay finders’ fees in the case of an uncompleted transaction, we consider this possibility to be extremely remote. In no event will we pay any of our directors or officers or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. In addition, none of our officers or directors will receive any finder’s fee, consulting fees or any similar fees from any person or entity, including any target company, in connection with any business combination involving us. Following such business combination, however, our officers or directors may receive compensation or fees including compensation approved by the board of directors for customary director’s fees for our directors that remain following such business combination. Our directors have advised us that they will not take an offer regarding their compensation or fees following a business combination into consideration when determining which target businesses to pursue.

Selection of a target acquisition and structuring of a business combination

Subject to the requirement that a target business or businesses have a fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,050,000 and $141,749 of the gross proceeds from the exercise of the over-allotment option) at the time of our initial business combination, we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses. Accordingly, there is no current basis for investors in our initial public offering to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business.

We believe that our available working capital, together with the issuance of additional equity and/or the issuance of debt, will support the acquisition of a target business within our proposed valuation range. The mix of additional equity and/or debt would depend on many factors. The proposed funding for any such business combination would be disclosed in the proxy statement relating to the required shareholder approval.

We anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business. We may, however, structure a business combination to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest (which would be at least 51% of the voting securities of the target business). If we acquire only a controlling interest in a target business or businesses, the portion of such business that we acquire must have a fair market value equal to at least 80% of the amount in the trust account, (excluding deferred underwriting discounts and commissions), as described above. If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need each seller to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies in a single operating business.

We intend to acquire an operating business through a stock exchange, asset acquisition or other similar business combination; however, there are a number of industries in China in which direct foreign investment is restricted (including telecommunications services, online commerce and advertising). Therefore, if our target business is an industry that is subject to these requirements we may seek to acquire control of our target business through contractual arrangements with licensed companies operating in China and their owners. We may enter into a business combination in which we, our subsidiaries and/or affiliates, and the target business and its shareholders enter into a series of contracts that are designed to secure for us economic benefits and to assume by us the risks of losses that are substantially similar to full ownership, although we would not be allowed to own the assets or obtain direct control of an operating company in a restricted industry in China. These contracts could, for example, result in a structure where, in exchange for our payment of the acquisition consideration, the target business would be owned 100% by Chinese residents whom we designate, and the target business would continue to hold the requisite licenses necessary to operate its business. We may also establish a new subsidiary in China which would provide technology, technical support, consulting and related services to the target business in exchange for fees, which are designed to transfer to us substantially all of the economic benefits of ownership of the target business.

In evaluating a prospective target business, our management will primarily consider middle market companies that meet the criteria and guidelines set forth above. In addition, our management will consider, among other factors, the following:

•	financial condition and results of operations;

•	history of profits and growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	strategic strength in a particular sector and the capabilities to consolidate in China and/or internationally;

•	barriers to entry by competitors;

•	stage of development of the business and its products or services;

•	existing distribution arrangements and the potential for expansion;

•	degree of current or potential market acceptance of the products or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	seasonal sales fluctuations and the ability to offset these fluctuations through other business combinations, introduction of new products, or product line extensions; and
•	costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management to our business objective. In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete the business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Contractual arrangements

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in a wide variety of industries, including certain aspects of telecommunications, advertising, food production, and heavy equipment manufacturers. The PRC may apply these restrictions in other industries in the future. In addition, there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous Chinese brand names” or “well established Chinese brand names.” Subject to the review requirements of the Ministry of Commerce and other relevant agencies as discussed elsewhere for acquisitions of assets and companies in the PRC and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would likely be designated by our company.

These types of contractual arrangements could arise in two different contexts. The first is in acquiring the equity interests in the PRC operating company directly from the Chinese owners. In such a case, the contractual arrangements would be directly between the Company and the Chinese owners, and they would replace the more traditional stock purchase agreement that is used in instances where legal title may transfer. A legal opinion regarding the validity, effectiveness and enforceability of such arrangements under PRC law would be obtained by us from a China-based law firm before we relied on any such arrangements.

The other setting in which such contractual arrangements may be the means for obtaining control over the PRC operating company is where the ownership has previously been transferred to an offshore holding company using these arrangements. In such a case, we would enter into a traditional share exchange or similar customary transaction with the shareholders of the offshore holding company. However, we would do so again only after obtaining a legal opinion from a China-based law firm supporting the validity, effectiveness and enforceability of such arrangements in accordance with applicable PRC law.

For example, these contracts could result in a structure where, in exchange for our payment of the acquisition consideration, the target company would remain majority owned by Chinese residents but with whom we would enter into operating and/or proxy agreements pursuant to which we would acquire control of a majority of the target company’s governing body and the authority to exercise all of the rights of ownership with respect to the equity interests of such designees, including, without limitation, any voting rights, rights to appoint executive officers and directors and rights to sell or transfer any or all of such equity interests. Under such circumstances, the target company would continue to hold the requisite licenses for the target business, but we might establish a new, wholly-owned subsidiary in China which would provide technology, technical support, consulting and related services to the target company in exchange for fees, which would transfer to us substantially all of the economic benefits of ownership of the target company.

These contractual arrangements would be designed to provide the following:

•	Our exercise of effective control over the target company;

•	Transfer of a substantial portion of the economic benefits of the target company would be transferred to us (sufficient in amount to meet the 80% net asset threshold); and

•
We, or our designee, would have an exclusive option to purchase all or part of the equity interests in the target company, or all or part of the assets of the target company, in each case when and to the extent permitted by Chinese regulations and for nominal or no additional consideration.

While we cannot predict the terms of any such contract that we will be able to negotiate, at a minimum, any contractual arrangement would need to provide us with: (i) effective control over the target’s operations and management either directly through board control or through affirmative and/or negative covenants and veto rights with respect to matters such as entry into material agreements, management changes and issuance of debt or equity securities, among other potential control provisions and (ii) a sufficient level of economic interest to ensure that we satisfy the 80% net asset threshold required for our initial business combination. We have not, however, established specific provisions which must be in an agreement in order to meet the definition of business combination. We would obtain an independent appraisal from an investment bank or industry expert for the purpose of determining the fair value of any contractual arrangement.

If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights, notwithstanding the fact that we will have received a legal opinion from a China-based law firm to the contrary. Therefore, these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership through a merger or share exchange. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to offset the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control over the target business.

There are also uncertainties as to whether obtaining a majority interest through contractual arrangements will comply with regulations prohibiting or restricting foreign ownership in certain PRC assets and industries, and if we or any of our prospective target businesses are found to be in violation of existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant regulatory authorities may have the discretion to:

•	revoke the business and operating licenses of our prospective target businesses;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict our prospective target businesses’ operations;

•	require us or our prospective target businesses to restructure the ownership or

•	restrict or prohibit our use of the proceeds of our initial public offering to finance our businesses and operations in China; or

•	impose conditions or requirements with which we or our prospective target businesses may not be able to comply.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

Further, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we enter into with prospective target businesses are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such prospective target businesses and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our prospective target businesses are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment.

We have not selected any target business or target industry on which to concentrate our search for a business combination and we are, therefore, unable to determine at this time what form an acquisition of a target business will take.

Fair market value of target acquisition

The initial target business or businesses with which we combine must have a collective fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,050,000 and $141,749 of the gross proceeds from the exercise of the over-allotment option) at the time of such business combination. There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount greater than 80% of the amount in our trust account at the time of such acquisition. We have not entered into and are not currently contemplating any financing arrangements with any third parties to raise additional funds.

The fair market value of a target business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, the values of comparable businesses, earnings and cash flow, and book value. If our board is not able to independently determine that the target business has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion upon which shareholders will be able to rely from an unaffiliated, independent investment banking firm which is a member of FINRA with respect to the satisfaction of such criterion. Any such opinion will be included in our proxy soliciting materials furnished to our shareholders in connection with a business combination, and will include that such independent investment banking firm will be a consenting expert. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the business if our board of directors independently determines that the target business or businesses has sufficient fair market value to meet the threshold criterion.

Issuance of Additional Debt or Equity

We determined that the funding raised through our initial public offering could facilitate a business combination transaction in our targeted price range. We believe that our available working capital will support the acquisition of such a target business. To consummate such an acquisition we would need to raise additional equity and/or incur additional debt financing. As the valuation of the proposed target business moves from the lower end to the higher end of that range, a greater amount of such additional equity or debt would be required. The mix of debt or equity would be dependent on the nature of the potential target business, including its historical and projected cash flow, its projected capital needs and the number of our shareholders who exercise their redemption rights. It would also depend on general market conditions at the time including prevailing interest rates and debt to equity coverage ratios. For example, capital intensive businesses usually require more equity and mature businesses with steady historical cash flow may sustain higher debt levels than growth companies. The issuance of additional equity in a follow-on offering would not reduce the $8.00 expected to be paid to initial investors in the offering if the trust is liquidated.

We believe that it is typical for private equity firms and other financial buyers to use leverage to acquire operating businesses. Such debt is often in the form of both senior secured debt as well as subordinated debt, which may be available from a variety of sources. Banks and other financial institutions may provide senior or senior secured debt based on the target company’s cash flow. Mezzanine debt funds or similar investment vehicles may provide additional funding on a basis that is subordinate to the senior or secured lenders. Such instruments typically carry higher interest rates and are often accompanied by equity coverage such as warrants. We cannot assure you that such financing would be available on acceptable terms, if at all. The proposed funding for any such business combination would be disclosed in the proxy statement relating to the required shareholder approval.

Possible lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose collective fair market value is at least equal to 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,050,000 o and $141,749 of the gross proceeds from the exercise of the over-allotment option) at the time of such business combination, as discussed above. Consequently, we expect to complete only a single business combination, although this may entail a simultaneous combination with several operating businesses at the same time. At the time of our initial business combination, we may not be able to acquire more than one target business because of various factors, including complex accounting or financial reporting issues. For example, we may need to present pro forma financial statements reflecting the operations of several target businesses as if they had been combined historically.

A simultaneous combination with several target businesses also presents logistical issues such as the need to coordinate the timing of negotiations, proxy statement disclosure and closings. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the business could fall below the required fair market value threshold of 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,050,000 and $141,749 of the gross proceeds from the exercise of the over-allotment option).

Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if all other factors appear equal. This means that for an indefinite period of time, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating a business combination with only a single entity, our lack of diversification may: subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after a business combination, and cause us to depend on the marketing and sale of a single product or limited number of products or services.
If we complete a business combination structured as a merger in which the consideration is our stock, we would have a significant amount of cash available to make add-on acquisitions following our initial business combination.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination with that business, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our directors, if any, in the target business cannot presently be stated with any certainty. While it is possible that one or more of our directors will remain associated in some capacity with us following a business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to a business combination. Moreover, we cannot assure you that our directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Limited Available Information for Privately-Held Target Companies

In accordance with our acquisition strategy, it is quite possible that we will likely seek a business combination with one or more privately-held companies. Generally, very little public information exists about these companies, and we will be required to rely on the ability of our directors to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may lose money on our investments.

Limited Resources and Significant Competition for Business Combinations

We will encounter intense competition from entities having a business objective similar to ours, including private equity groups and leveraged buyout funds, as well as operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience in identifying and completing business combinations. A number of these competitors possess greater technical, financial, human and other resources than we do. Our limited financial resources may have a negative effect on our ability to compete in acquiring certain sizable target businesses. Further, because we must obtain shareholder approval of a business combination, this may delay the consummation of a transaction, while our obligation to redeem for cash the ordinary shares held by public shareholders who elect redemption may reduce the financial resources available for a business combination. Our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target businesses. In addition, if our initial business combination entails a simultaneous purchase of several operating businesses owned by different sellers, we may be unable to coordinate a simultaneous closing of the purchases. This may result in a target business seeking a different buyer and our being unable to meet the threshold requirement that the target business has, or target businesses collectively have, a fair market value equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $1,191,749) at the time of such combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of these factors, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, we will dissolve and liquidate.

Opportunity for Shareholder Approval of Business Combination

Prior to the consummation of our initial business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under applicable Cayman Islands law. Notwithstanding the fact that Cayman Islands law requires a minimum of 10 clear days' notice, we have committed to provide in our amended and restated articles of association a minimum of 20 days' notice prior to a meeting to approve a business combination. If a majority of the ordinary shares voted by the public shareholders are not voted in favor of a proposed initial business combination, we may continue to seek other target businesses with which to effect our initial business combination that meet the criteria until the expiration of 18 months from the consummation of our initial public offering (or 24 months if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which a combination is not yet complete, or 36 months if the extended period is approved).

As a foreign private issuer, we are exempt from the proxy rules under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders of our initial business combination, it is our expectation that we will not file with the SEC preliminary proxy solicitation materials regarding our business combination, but will rather prepare and mail proxy solicitation materials in accordance with Cayman Islands law and, as required, furnish such materials to the SEC after mailing. Such materials will include, among other matters, a description of the operations of the target business and audited historical financial statements of the target business based on United States generally accepted accounting principles or IFRS, as issued by the IASB. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the SEC’s proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under such rules.

In connection with the vote required for any business combination, our original shareholders, and any permitted purchasers of shares held by our original shareholders prior to the initial public offering, have agreed to vote their ordinary shares acquired prior to our initial public offering in accordance with the majority of the ordinary shares voted by the public shareholders and have agreed to waive all of their redemption rights. Each of our original shareholders has also agreed that it will vote any shares it purchases in the open market or in privately negotiated transactions in or after our initial public offering in favor of a business combination. As a result, if our original shareholders acquire shares in or after our initial public offering, they must vote those shares in favor of the proposed initial business combination with respect to those shares, and will therefore not be eligible to exercise redemption rights for those shares. None of our original shareholders are prohibited from purchasing units in our initial public offering or our ordinary shares in the open market or in privately negotiated transactions. If they do so, they will have a greater influence on the vote taken in connection with a business combination. If a significant number of shareholders vote, or indicate an intention to vote, against a proposed business combination, our original shareholders and private placement investors could make such purchases in order to influence the vote. We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders (including our existing shareholders with respect to shares purchased in our initial public offering or otherwise acquired in the public markets by them) are voted in favor of the business combination, if a majority of our outstanding ordinary shares approve an amendment to our memorandum and articles of association to allow our perpetual existence and public shareholders owning less than 35.0% of the aggregate shares sold in our initial public offering vote against the business combination and exercise their redemption rights on a cumulative basis, including any shareholders who previously exercised their redemption rights in connection with the shareholder vote required to approve the extended period, if any. Voting against the business combination alone will not result in redemption of a shareholder’s shares for a pro rata share of the trust account. To do so, a shareholder must have also exercised the redemption rights described below. The requirements that we seek shareholder approval before effecting our initial business combination and not consummate our initial business combination if public shareholders owning 35.0% or more of the shares sold in our initial public offering exercise their redemption rights below (on a cumulative basis), are set forth in paragraph of our memorandum and articles of association, which may not be amended prior to our initial business combination. Management will not request that the board consider such a proposal to eliminate or amend this provision. In addition, we will not seek shareholder approval to extend this 18, 24 or 36 month period, as the case may be.

Extension of Time to Complete a Business Combination to 36 Months

We have a period of 18 months from the consummation of our initial public offering within which to effect our initial business combination, with an additional six-month period (for a total of 24 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. However, unlike many other blank check companies, if we have entered into such letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 24 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our business combination by an additional 12 months to avoid being required to liquidate. If the extended date is approved by shareholders we would have a total of 36 months from the date of our initial public offering to complete a business combination. However, during the extended period, we may consummate a business combination that is different from the originally proposed business combination pursuant to which such letter of intent, agreement in principle or definitive agreement was executed.

As a foreign private issuer, we are exempt from the proxy rules under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders for the extended period, it is our expectation that we will not file with the SEC preliminary proxy solicitation materials regarding our business combination, but will rather prepare and mail proxy solicitation materials in accordance with Cayman Islands law and, as required, furnish such materials to the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the SEC’s proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under such rules.

We believe that extending the date before which we must complete our business combination to 36 months may be necessary due to the circumstances involved in the evaluation and closing of a business combination in China, including obtaining audited U.S. GAAP financial statements, or financial statements prepared in accordance with IFRS as issued by the IASB, of potential targets that have previously kept their accounts in accordance with PRC GAAP, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex Chinese regulatory filings and approvals. If we enter into such agreement near the end of this 18 month period, we would have only six months in which to accomplish the necessary accounting reconciliations, complete the restructuring of the company, satisfy U.S. and PRC regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions.

While such 24 month period may be sufficient to accomplish all of these necessary tasks prior to effectuating the business combination, if, in the course of this process, we conclude that it may be insufficient, we may, pursuant to our memorandum and articles of association, call a special (or annual) meeting of our shareholders or raise the vote at an annual meeting for the purpose of extending by an additional 12 months the date before which we must complete our business combination.

If holders of 35.0% or more of the shares sold in our initial public offering vote against the proposed extension to 36 months and elect to redeem their shares for a pro rata share of the trust account, we will not extend the date before which we must complete our business combination beyond 24 months. In such event, if we cannot complete the initial business combination within such 24 month period, we will be required to liquidate, with the amount remaining in the trust account returned to all public shareholders. Subject to the foregoing, approval of the extension to 36 months will require the affirmative vote of the majority of the votes cast by our public shareholders who vote at the special or annual meeting called for the purpose of approving such extension. In connection with the vote required for the extension to 36 months, our original shareholders have agreed to vote their ordinary shares acquired prior to our initial public offering in accordance with the majority of ordinary shares voted by the public shareholders and have agreed to waive their redemption rights.

If the majority of votes cast by our public shareholders are voted at the special (or annual) meeting called for the purpose of approving such extension vote in favor of such extension and holders of less than 35.0% of the shares sold in our initial public offering vote against the proposed extension and elect to redeem their shares, we will then have an additional 12 months in which to complete the initial business combination.

If the proposal for the extension to 36 months is approved, we will still be required to seek shareholder approval before effectuating our initial business combination, even if the business combination would not ordinarily require shareholder approval under applicable law. Unless a shareholder voted against the proposal to extend to 36 months and exercised such shareholder’s redemption rights, such shareholder will be able to vote on the initial business combination. We will consummate our initial business combination only if a majority of the ordinary shares voted by the public shareholders (including shares purchased in our initial public offering or otherwise acquired in the public markets by our original shareholders) are voted in favor of our initial business combination, a majority of our outstanding ordinary shares approve an amendment to our memorandum and articles of association to permit our perpetual existence and public shareholders owning 35.0% or more of the shares sold in our initial public offering, on a cumulative basis, including any shareholders who previously exercised their redemption rights in connection with the special (or annual) meeting of shareholders called for the purpose of approving the extended period, if any, do not vote against the extended period or the initial business combination exercise their redemption rights, as described below.

If at the end of such 36 month period we have not effected such business combination, our corporate existence will automatically cease without the need for a shareholder vote and liquidate and release only to our public shareholders, as part of our plan of distribution, the proceeds of the trust account, including accrued interest, net of income taxes payable on such interest and net of the interest income previously released to us to fund our working capital and general corporate requirements.

Redemption Rights for Shareholders Voting to Reject the Extended Period or Our Initial Business Combination

Public shareholders voting against the extended period or our initial business combination, as the case may be, will be entitled to cause us to redeem their ordinary shares for a pro rata share of the aggregate amount then in the trust account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of up to an aggregate of $0.85 million of the interest income, net of taxes, on the trust account balance previously released to us to fund our working capital and general corporate requirements. Shareholders voting against (i) the extended period will only have the right to cause us to redeem their shares if the extended period is approved and (ii) the business combination will only have the right to cause us to redeem their shares if our initial business combination is approved and completed. Public shareholders who cause us to redeem their ordinary shares for a pro rata share of the trust account will be paid their redemption price as promptly as practicable after the date of the special (or annual) meeting for the extended period or upon consummation of a business combination, as the case may be, and will continue to have the right to exercise any warrants they own.

The actual per-share redemption price in each case will be equal to the aggregate amount then on deposit in the trust account, including deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, which shall be paid from the trust account, and net of up to an aggregate of $0.85 million of the interest income, net of taxes, earned on the trust account and released to us to fund our working capital and general corporate requirements (calculated as of the date of the special (or annual) meeting of shareholders approving the extended period or two business days prior to the consummation of the proposed business combination, as the case may be), divided by the number of shares sold in our initial public offering. The initial per-share redemption price in both cases would be approximately $8.00, or equal to than the per-share offering price of $8.00 (assuming that the entire purchase price of the units was allocated to the ordinary shares). The proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per-share liquidation price could be less than $8.00 due to claims of such creditors. Our original shareholders have agreed to vote their shares for the extended period and business combination in the same manner as a majority of public shareholders who vote at the special (or annual) meeting, and have forfeited any right to cause us to redeem any shares owned by them (regardless of when acquired) in connection with the extended period or our initial business combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group”, will be restricted from seeking redemption rights with respect to more than 10% of the shares sold in our initial public offering. Such a public shareholder would still be entitled to vote against a proposed business combination with respect to all shares owned by him or his affiliates. We believe this restriction will prevent shareholders from accumulating large blocks of shares before the vote held to approve a proposed business combination and attempt to use the redemption right as a means to force us or our management to purchase their shares at a significant premium to the then current market price. Absent this provision, a small group of investors holding a large block of our ordinary shares could threaten to vote against a proposed business combination and seek redemption, regardless of the merits of the transaction, if their shares are not purchased by us or our management at a premium to the then current market price (or if management refuses to transfer to them some of management’s shares). By limiting a shareholder’s ability to redeem only 10% of the shares sold in our initial public offering, we believe we have limited the ability of a small group of shareholders to unreasonably attempt to block a transaction which is favored by our other public shareholders. However, we are not restricting the shareholders’ ability to vote all of their shares against the transaction.

An eligible shareholder may request redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the extended period or a proposed business combination, but the request will not be granted unless the shareholder votes against the extension or business combination and the extension or business combination is approved and, in the case of the business combination, it is consummated. If a shareholder votes against the business combination or extension but fails to properly exercise such shareholder’s redemption rights, such shareholder will not have its ordinary shares redeemed for its pro rata distribution of the trust account. Any request for redemption, once made, may be withdrawn at any time up to the date of the applicable meeting. The funds to be distributed to shareholders who elect redemption will be distributed as promptly as practicable after the special (or annual) meeting of shareholders approving the extended period, if any, or after the consummation of the business combination. Public shareholders who cause us to redeem their stock into their share of the trust account will still have the right to exercise the warrants that they received as part of the units. We will not complete our proposed initial business combination, and similarly will not extend the time to complete the business combination to 36 months, if public shareholders owning 35.0% or more of the shares sold in our initial public offering both vote against and exercise their redemption rights with respect to the extended period or, on a cumulative basis, in the case of the business combination. We intend to structure and consummate any potential business combination in a manner such that an aggregate of 35.0% of the ordinary shares purchased by the public shareholders in our initial public offering could cause us to redeem the public shareholders’ ordinary shares for a pro rata share of the aggregate amount then on deposit in the trust account, and the business combination could still be consummated. Many other blank check companies have a redemption threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination. We have increased the redemption percentage to 35.0% from the more typical 20% in order to reduce the likelihood that a small group of investors holding a large block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public shareholders and to be competitive with other offerings by blank check companies currently in the market.

We may require public shareholders whether they are a record holder or hold their shares in “street name,” to tender their certificates to our transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. Shares will not be considered tendered for redemption purposes based solely on a shareholder request. The proxy solicitation materials that we will furnish to shareholders in connection with the vote to extend our corporate existence or on any proposed business combination will indicate, depending on timing considerations, whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, a shareholder would have from the time we send out our proxy statement through the vote on the business combination or the vote to extend our corporate existence to tender his shares if he wishes to seek to exercise his redemption rights. This time period varies depending on the specific facts of each transaction. The minimum amount of time between the mailing of the proxy and the date when the shares must be tendered for redemption rights will be 10 days. However, as the delivery process can be accomplished by the shareholder, whether or not he is a record holder or his shares are held in “street name”, by contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process, it may take significantly longer than we anticipated and investors may not be able to seek redemption in time. We will notify investors on a current report on Form 6-K and in our proxy statement related to the initial business combination if we impose this requirement. The foregoing is different from the procedures used by many blank check companies. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker approximately $35 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares prior to the meeting – the need to deliver shares is a requirement of redemption regardless of the timing of when such delivery must be effectuated. Accordingly, we do not believe that would result in any increased cost to shareholders when compared to the traditional process. However, these requirements may take it more difficult for investors to elect redemption and are more likely to result in shareholders potentially not meeting all of the requirements for redemption.

We may require public shareholders to tender their certificates to our transfer agent prior to the special or annual meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. We will notify investors on a current report on Form 6-K and in our proxy statement related to the extended period or the initial business combination if we impose this requirement. If we elect to require physical delivery of the share certificates, we would expect that shareholders would have to comply with the following steps. If the shares are held in street name, shareholders must instruct their account executive at the shareholders’ bank or broker to withdraw the shares from the shareholders’ account and request that a physical certificate be issued in the shareholders’ name. Our transfer agent will be available to assist with this process.

No later than the day prior to the shareholder meeting, the written instructions stating that the shareholder wishes to convert his or her shares into a pro rata share of the trust account and confirming that the shareholder has held the shares since the record date and will continue to hold them through the shareholder meeting and the closing of our business combination, if applicable, must be presented to our transfer agent. Certificates that have not been tendered in accordance with these procedures by the day prior to the shareholder meeting will not be converted into cash. In the event a shareholder tenders his or her shares and decides prior to the shareholder meeting that he or she does not want to convert his or her shares, the shareholder may withdraw the tender up to the date of the applicable meeting. In the event that a shareholder tenders shares in connection with the vote on the business combination and our business combination is not completed, these shares will not be redeemed into cash and the physical certificate representing these shares will be returned to the shareholder. Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which shareholders were aware they needed to commit before the shareholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a converting holder’s election to convert is irrevocable once the business combination is approved.

If our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise their redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to adjust the ratio of cash to stock used as consideration, or we may need to arrange for third party financing, if available.

The initial redemption price will be approximately $8.00 per share. As this amount is lower than the $8.00 per share offering price (assuming that the entire purchase price of the units was allocated to the ordinary shares) and it may be less than the market price of the ordinary shares on the date of redemption, there may be a disincentive on the part of public shareholders to exercise their redemption rights.

Dissolution and Liquidation if No Business Combination

If we do not enter into a letter of intent, agreement in principle or a definitive agreement within 18 months after the consummation of our initial public offering, or if 35.0% or more of the shares sold in our initial public offering that are voted vote against a proposed extension, if any, beyond 24 months to 36 months and elect to redeem their shares for a pro rata share of the trust account or we do not receive shareholder approval for such extension and we are not be able to complete our initial business combination within such 24 month period, our memorandum and articles of association provides that our corporate purposes and powers will immediately thereupon be limited to acts and activities related to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities. This provision may not be amended except in connection with the consummation of a business combination. If we have not completed a business combination by such date, it will trigger our automatic dissolution. This has the same effect as if our board of directors and shareholders had formally voted to approve our voluntary winding up and dissolution and formally began a voluntary winding up procedure under the Companies Law. We view this provision terminating our corporate life by no later than 36 months from our initial public offering as an obligation to our shareholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination. Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account would be liquidated shortly following the expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

If we are unable to complete a business combination by 18, 24 or 36 months, as applicable, we will distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after expiration of the 21 day period and anticipate it will take no more than 10 business days to effectuate such distribution. Our initial shareholders have waived their rights to participate in any liquidation distribution with respect to their ordinary shares and warrants. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust fund. If such funds are insufficient, Mr. Hao and Ms. Ni have contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than $75,000 to $125,000) and have contractually agreed not to seek repayment of such expenses.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price would be $8.00, or equal to the per-unit offering price of $8.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. Chun Yi Hao and Hope Ni have agreed, pursuant to agreements with us and Chardan Capital Markets, LLC that, if we liquidate prior to the consummation of a business combination, they will be personally liable (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of our initial public offering not held in the trust account. We cannot assure you, however, that they would be able to satisfy those obligations. Accordingly, the actual per-share liquidation price could be less than $8.00, plus interest, due to claims of creditors.

Our public shareholders will be entitled to receive funds from the trust account only in the event of the expiration of our existence and our liquidation or if they seek to convert their respective shares into cash upon a business combination which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

If we are unable to consummate a transaction within 18, 24 or 36 months, as applicable, our purpose and powers will be limited to dissolving, liquidating and winding up. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our plan of distribution and dissolution. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our officers and directors have agreed to indemnify us for all claims of creditors to the extent we obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, we believe the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust is remote. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public shareholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust fund. A court could also conclude that such agreements are not legally enforceable. As a result, if we liquidate, the per-share distribution from the trust fund could be less than $8.00 due to claims or potential claims of creditors.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If we seek approval from our shareholders to approve the extended period or to consummate a business combination, the proxy statement related to the extended period or the business combination will also seek shareholder approval for our board of directors’ recommended plan of distribution and liquidation in the event our shareholders do not approve the extended period or the business combination. Our original shareholders have agreed to waive their rights to participate in any liquidation of our trust account or other assets with respect to their original shareholders’ ordinary shares and to vote their original shareholders’ ordinary shares in favor of any dissolution and plan of distribution which we submit to a vote of shareholders. There will be no distribution from the trust account with respect to our warrants, which will expire worthless if we are liquidated.

We estimate that our total costs and expenses for implementing and completing a dissolution and plan of distribution will be between $75,000 and $125,000. This amount includes all costs and expenses relating to filing our dissolution in the Cayman Islands, the winding up of our company. We believe that there should be sufficient funds available from the interest earned on the trust account and released to us as working capital, to fund the $75,000 to $125,000 in costs and expenses.

If we were unable to conclude an initial business combination and expended all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, net of income taxes payable on such interest and net interest income on the trust account balance previously released to us to fund working capital and general corporate requirements, the initial per-share liquidation price would be approximately $8.00, or equal to the per share offering price of $8.00 (assuming that the entire purchase price of the units was allocated to the ordinary shares). The per share liquidation price includes approximately $1,050,000 in deferred underwriting discounts and commissions and $141,749 of the gross proceeds from the exercise of the over-allotment option that would also be distributable to our public shareholders.

The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would be prior to the claims of our public shareholders. Although we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason.

Each of Chun Yi Hao and Hope Ni have agreed that, if we dissolve prior to the consummation of a business combination, they will indemnify us (each in an amount proportional to the number of shares beneficially owned by them as compared to all of the shares beneficially owned by them as a group) for all claims of creditors (including claims of lawyers, accountants, printers and investment bankers) or any potential target businesses, to the extent we fail to obtain valid and enforceable waivers from such parties to ensure that the proceeds in the trust account are not reduced. This includes all unwaived claims of creditors, including those that are subject to a pending action, suit, or proceeding to which we are a party. However, we cannot assure you that either of them will be able to satisfy those obligations. Under these circumstances, our board of directors, a majority of which are independent directors, would have a fiduciary obligation to our shareholders to bring a claim against Chun Yi Hao and Hope Ni to enforce their liability obligation. Neither of Chun Yi Hao and Hope Ni will be personally liable to pay any of our debts and obligations except as provided above. We do not intend to take any additional measures to ensure that the funds in the trust account will not be depleted by claims against the trust account. Accordingly, we cannot assure you that due to claims of creditors the actual per-share liquidation price will not be less than $8.00, plus interest, net of income taxes payable on such interest and net of interest income on the trust account balance previously released to us to fund working capital and general corporate requirements. Additionally, if we do not complete an initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that (i) on our liquidation they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account and (ii) the deferred underwriting discounts and commission will be distributed on a pro rata basis among the public shareholders, together with any accrued interest thereon and net of income taxes payable on such interest.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of our dissolution or if the shareholders seek to have us redeem their respective shares for cash in connection with (i) a vote against the extended period which is approved by our shareholders or (ii) a vote against our initial business combination which is actually completed by us. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. Prior to our completing an initial business combination or liquidating, we are permitted only to have released from the trust account interest income to pay taxes and up to an aggregate of $0.85 million of the interest income, net of taxes, earned on the trust account, net of taxes payable, to fund our working capital and general corporate requirements.

We will notify the trustee of the trust account to begin liquidating such assets promptly after we are required to liquidate in accordance with Cayman Islands law and anticipate it will take no more than 10 business days to effectuate such distribution. Our original shareholders have agreed to waive their rights to participate in any liquidation distribution with respect to their original shareholders’ shares. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, Chun Yi Hao and Hope Ni have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and have agreed not to seek repayment of such expenses.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after 18 or 24 months after consummation of our initial public offering or 36 months from the date of our initial public offering (as applicable), this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. To the extent any bankruptcy court claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Competition

In identifying, evaluating and selecting a target business for a business combination, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. While we believe there are numerous potential target businesses with which we could combine, our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation may give others an advantage in pursuing the acquisition of a target business. Furthermore:

•	our obligation to seek shareholder approval of our initial business combination or obtain necessary financial information may delay the consummation of a transaction;

•
our obligation to redeem for cash the ordinary shares held by our public shareholders who vote against the business combination and exercise their redemption rights may reduce the resources available to us for a business combination;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•
the requirement to acquire an operating business that has a fair market value equal to at least 80% of the balance of the trust account at the time of the acquisition (excluding deferred underwriting discounts and commissions of $1,050,000 and $141,749 of the gross proceeds from the exercise of the over-allotment option) could require us to acquire the assets of several operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination.

Facilities

We currently maintain our executive offices at Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong. The cost for this space is included in the $7,500 per-month fee described above that Olympic Spring Limited charges us for office space, administrative services and secretarial support for a period ending on the earlier of our consummation of a business combination or our liquidation. We believe, based on rents and fees for similar services in the New York metropolitan area that the fee that will be charged by Olympic Spring Limited is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

We currently have two officers and executive directors. Neither of our officers/executive directors, on which we will depend upon prior to effecting a business combination, has entered into employment agreements with us. These individuals are not obligated to devote any specific number of hours to our business and intend to devote only as much time as they deem necessary to our business. We do not intend to have any full time employees prior to the consummation of a business combination.

Special Advisor

In addition to our board of directors, Mr. Tan Xiao Wei acts as our special advisor. Highlights of Mr. Tan’s experience are included under “Management — Special Advisor.” We are prohibited from compensating Mr. Tan for any advisory services he renders to us. Since our special advisor is not an officer, director, employee or consultant to us, he is under no legal, contractual or other special duty to us or our shareholders with regard to any matter, including any conflict of interest, and neither he nor any of his affiliates are bound by any contractual agreement or arrangement with us.

Periodic Reporting and Audited Financial Statements

We have registered our securities under the Exchange Act and have public reporting obligations, including the filing of annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report contains financial statements audited and reported on by our independent registered public accounting firm and our quarterly reports will contain financial statements reviewed by our independent registered public accounting firm.

We will not acquire a target business if we cannot obtain audited financial statements based on United States generally accepted accounting principles, or IFRS, as issued by the IASB, for such target business. We will provide these financial statements in the proxy solicitation materials sent to shareholders for the purpose of seeking shareholder approval of our initial business combination. Our management believes that the need for target businesses to have, or be able to obtain, audited financial statements may limit the pool of potential target businesses available for acquisition.

We may be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2007. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Legal Proceedings

There is no material litigation currently pending against us or any of our directors in their capacity as such.

Government Regulations

          Government regulations relating to foreign exchange controls

          The principal regulation governing foreign exchange in China is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, China’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China without the prior approval of the State Administration for Foreign Exchange, or SAFE, of China. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination involving a change of equity ownership of a PRC operating entity or through contractual arrangements with a PRC operating entity, our subsidiary will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination.

On October 21, 2005, SAFE issued Circular 75 on “Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles”. Circular 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted as long as proper foreign exchange registrations are made with the SAFE. To implement Circular 75, SAFE issued an implementation notice in May 2007, or Circular 106. Circular 106 specified the circumstances under which PRC residents are required to comply with Notice 75 and which procedures are to be followed. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profits to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above could result in liability under PRC law for foreign exchange evasion.

          Government regulations relating to income taxation

          On March 16, 2007, the NPC approved and promulgated a new tax law “Enterprise Income Tax Law” which will take effect beginning January 1, 2008. Under this new Enterprise Income Tax Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there can be no assurances that our PRC subsidiaries will continue to benefit from the preferential tax treatments. It is also uncertain whether and how the tax rate of our PRC subsidiaries will change after the new tax law takes effect. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. The new tax law provides only a framework of the enterprise tax provisions, leaving many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.

          Regulation of Mergers and Acquisitions

          The 2006 Acquisition Provisions deprive companies incorporated or controlled overseas that are established by Chinese domestic companies, enterprises or natural persons and are merging with or acquiring Chinese domestic affiliated companies of the tax preferential treatments granted to FIEs, unless the overseas companies will bring a certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies”. The 2006 Acquisition Provisions require that the parties to a merger or acquisition shall disclose to the PRC approval authority and elaborate on whether the parties are affiliates; if there are two parties who belong to the same actual controlling party, the parties concerned must disclose the actual controlling party to the PRC approval authority and explain the purpose of the merger or acquisition and whether the price agreed conforms to fair market value.

          The 2006 Acquisition Provisions define a “special purpose company” as “a foreign company directly or indirectly controlled by Chinese domestic companies or natural persons for the purpose of listing in an overseas market the equity interests in a Chinese domestic company actually held by them.” A Chinese domestic company that is to set up a special purpose company overseas must obtain approval from MOFCOM and disclose to MOFCOM certain information including the business plan with regard to the listing of the special purpose company in the overseas market and the appraisal report issued by a consultant with regard to the stock offering price for any future listing of the special purpose company on an overseas market. The overseas listing of the special purpose company is subject to the approval of CSRC. Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received.

          With regard to the tax treatments granted to FIEs established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas, the 2006 Acquisition Provisions explicitly state that such FIEs are not eligible for the preferential treatments granted by the PRC government to FIEs, unless such overseas companies subscribe to the capital increase of the target Chinese domestic companies or contribute additional capital to the post-acquisition Chinese domestic company and the amount of the capital subscribed or contributed accounts for 25% or more of the post-acquisition registered capital of the Chinese company.

          The 2006 Acquisition Provisions require that if the merger or acquisition of a Chinese domestic company by foreign investors and their obtaining controlling rights (i) involves key industries, (ii) has any factor that impacts or may impact the economic security of China, or (iii) leads to a shift of controlling rights over a Chinese domestic company that possesses “famous brands” or “traditional Chinese trade names”, then the parties concerned shall file an application in respect of such issues with MOFCOM. The 2006 Acquisition Provisions emphasize that mergers with or acquisitions of Chinese domestic companies by foreign investors must not result in a loss on the sale of state-owned assets and if the merger or acquisition involves such matters as the transfer of state-owned property rights in companies or management of state-owned equity rights in listed companies the relevant provisions regarding the administration of State-owned assets must be complied with (see below).

          Regulation on State-owned Property Rights

          The acquisition of a PRC state-owned company is subject to stringent governmental regulation. The governing legislation is, among others the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises  promulgated by SAIC and SAFE on November 8, 2002, effective from January 1, 2003 and the  Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises  promulgated by the SASAC and the MOF on December 31, 2003, effective from February 1, 2004.

          As a matter of principle, the transfer of state-owned property rights in enterprises must take place through a government approved “state-owned asset exchange”, and the value of the transferred property rights must be evaluated by those Chinese appraisal firms qualified to do “state-owned assets evaluation”. The final price must not be less than 90% of the appraisal price. Additionally, bidding/auction procedures are essential in the event that there is more than one potential transferee.

          In the case of an acquisition by foreign investors of state-owned enterprises, the acquirer and the seller must make a resettlement plan to properly resettle the employees, and the resettlement plan must be approved by the Employees’ Representative Congress. The seller must pay all unpaid wages and social welfare payments from the existing assets of the target company to the employees.

           Regulation of wholly foreign-owned enterprises (WFOE)

          Generally speaking, under the current Chinese legal regime regulating foreign direct investment in China, the following forms of FIEs are available to foreign investors:

•	Sino-foreign equity joint ventures (“EJV”);

•	Sino-foreign co-operative joint ventures (“CJV”); and

•	Wholly foreign-owned enterprises (“WFOE”).

          A WFOE is a company with limited liability and legal person status. There are only foreign investors and no Chinese partners. Unlike an EJV or CJV, articles of association are sufficient to establish a WFOE, and there is no need to draw up a joint venture contract even if there are two or more foreign investors in the WFOE. Like an EJV or CJV, the articles of association must be approved by the Chinese government.

          Foreign investors may prefer WFOEs to EJVs/CJVs because in the case of a WFOE (1) there is a straightforward management structure which is not dependent on the interests of a local partner; (2) it is easy to terminate compared to an EJV or CJV; and (3) intellectual property is usually better protected. Without a local partner, the foreign investor lacks local support and proper access to resources (such as connections with governmental authorities) and access to the markets of China’s unique economy.

          While it is an issue under Chinese law whether WFOEs are allowed in certain Chinese industries, foreign investors are allowed to incorporate WFOEs in certain industries.

          Dividend distribution.

          The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

          Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CFAC was formed in December 2007 as a blank check company for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or similar business combination, one or more operating businesses in China. CFAC has neither engaged in any operations nor generated any revenues from operations to date. To date, CFAC's efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

For the year ended December 31, 2008, we had no significant operations. On May 21, 2008, CFAC completed its initial public offering of 3,750,000 units at a public offering price of $8.00 per unit. Each unit consisted of one ordinary share and one warrant exercisable for an additional ordinary share. The warrants have an exercise price of $5.00 per warrant share. The warrants are exercisable on the later of CFAC's consummation of an initial business combination and May 15, 2009.

Immediately prior to the initial public offering, CFAC completed a private placement of warrants to various investors. The investors purchased warrants exercisable for 1,944,444 ordinary shares for an aggregate purchase price of $1,750,000, or $0.90 per warrant share. The warrants have an exercise price of $5.00 per warrant share. Of that total, a warrant to purchase 305,556 shares was sold to Ralco Capital Limited, an entity owned and controlled by Mr. Hao, CFAC's current chief executive officer, and warrants to purchase 305,556 shares were sold to Rising Year Group Limited, an entity owned and controlled by Ms. Ni, CFAC's current chairman.

Following the closing of the initial public offering (including the exercise of 90% of the overallotment option) and private placement of warrants, $33,908,250 was placed in a trust account at the London branch of JPMorgan Chase Bank, N.A. to be held until the earlier of (a) the consummation of a business combination or (b) the liquidation of CFAC. The amount placed in the trust account consists of the proceeds of the initial public offering and the private placement of warrants, discussed above, as well as $1,191,749 of deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

For the period from December 12, 2007 (inception) to December 31, 2008, we had net income of $65,478, which consisted of interest income earned mostly on the trust account investment of $395,995, and other general and administrative expenses of $330,517, which includes insurance expense of $19,726, traveling expense of $31,633, formation costs of $148,871 and other operating expenses of $130,287.

The net proceeds from (i) the sale of 4,256,250 units at a public offering price of $8.00 per unit to the CFAC public shareholders in the initial public offering (including the underwriters' 90% exercise of their over-allotment option to the extent of 506,250 units), after deducting offering expenses including $1,191,749 for underwriting discounts and commissions (but not including $1,191,749 of deferred underwriting discounts and commissions) and (ii) the sale of warrants to purchase 1,944,444 shares to CFAC's founders for a purchase price of $1,750,000, was $33,991,954. Of these net proceeds $33,908,250 was placed in trust account.

At December 31, 2008, CFAC had cash outside of the trust account of approximately $312,988 and cash held in the trust account of approximately $33,980,204. Of the funds held outside of the trust account and the left over balance of interest earned from trust account amounting to $384,942, CFAC anticipates using these funds to cover the due diligence and investigation of a target business or businesses, legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination, and office space, administrative services and secretarial support prior to consummating a business combination. CFAC believes that the funds available to it outside of the trust account will be sufficient to allow it to operate for the next twelve months (beginning July 1, 2008), assuming a business combination is not consummated during that time.

If the funds available to it outside of the trust account are insufficient to cover its expenses, CFAC may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, it could seek such additional capital through loans or additional investments from its sponsors, Mr. Hao or Ms. Ni, but none of such sponsors are under any obligation to advance funds to, or invest in, CFAC. Any such interest income not used to fund working capital requirements or repay advances from the sponsors or for due diligence or legal, accounting and non-due diligence expenses will be usable to pay other expenses that may exceed current estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Chun Yi Hao	49	Chief Executive Officer and Director

Hope Ni	37	Chairman of the Board of Directors

Q.Y. Ma	53	Director

Tan Xiao Wei	64	Special Advisor

Chun Yi Hao has served as our Chief Executive Officer and director since our inception in December 2007. He served as the Chairman of our board of directors from December 2007 to March 2008. Since April 2008, Mr. Hao serves as an advisor to Tongxin International Ltd (TXIC), a Nasdaq listed company, a successor to SPAC Asia Automotive Acquisition Corp (AAAC) where he served as the president of China operations. In January 2004 Mr. Hao co-founded Asia Development Capital LLC. From 2003 Mr. Hao was a founding member of Pentad, Ltd, a Hong Kong Electronics outsourcing firm. From 1999 to 2002, he served as director of Coastal Power, a power generating and investment facility firm where he was responsible for management of its investment portfolio in China. From January 1994 through 1998, at Delphi Asia, a United States based company, he served as country divisional financial manager and controller, responsible for overseeing various financial aspects of its China investment strategy including due diligence, auditing and post venture internal controls. Mr. Hao received a Bachelors of Arts Degree from the Beijing Languages Institute, a Master of Arts Degree from the University of Notre Dame and an M.B.A. from Pace University.

Hope Ni has served as a member of our board of directors since our inception in December 2007 and has served as Chairman of our board of directors since March 2008. She served as our President from December 2007 to March 2008. Until January 1, 2008, Ms. Ni served as chief financial officer and secretary for Comtech Group Inc., a Nasdaq Select Global Market-listed company (COGO), and a leading provider of customized module and subsystem design solutions in China, which she joined in August 2004. Ms. Ni served as a director of Comtech since January 2005, and served as the vice chairman of the board of directors of Comtech from January 1, 2008 to December 31, 2008. Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, including active involvement in the initial public offerings and New York Stock Exchange/Nasdaq listings of a number of major global China-based companies. Prior to that, Ms. Ni worked at Merrill Lynch, investment banking division in New York. Ms. Ni also serves on the board of Qianjia Consulting Company, which she founded in 2002 and on the boards of KongZhong Corporation and ATA Inc., both Cayman Islands corporations traded on the Nasdaq Global Market. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

Dr. Q.Y. Ma has served as a member of our board of directors since our inception in December 2007. Dr. Ma is a board director of Comtech, a Nasdaq-listed company in which Ms. Ni serves as vice chairman of the board of directors. He has served as managing director of Time Innovation Ventures, a venture capital firm, since 2000. He was a professor at the University of Hong Kong from 1998 to 2000, and an associate professor at Columbia University from 1994 to 2000. He has also served as a technology consultant to IBM, General Electric, TRW, Inc. and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an adviser to the Ministry of Information Industry, Beijing Government, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business.

Mr. Tan Xiao Wei has served as our special advisor since our inception in December 2007. From August 2005 to present, Mr. Tan has served as Chairman of China Express Services Ltd (HK), a Hong Kong based express delivery servicing Hong Kong, mainland China and the rest of the world. From September 1999 to August 2005, Mr. Tan served as Vice Minister of China General Post Office, responsible for the regulation of China’s domestic express services industry and open sky negotiation with global express corporations for the access to China market. He was also involved in the formation of China Postal Savings and China Express Mail Services Ltd. From 1994 to August 1999, Mr. Tan served as Vice Governor of Jiangsu Province in China, along the east coast of China and a fast growing economic belt. Mr. Tan was responsible for economic policy in the province. Mr. Tan received his Bachelors degree from Beijing University of Posts & Telecommunications.

Our special advisor will not participate in managing our operations. We have no arrangements or agreements with Mr. Tan to provide services to us. We expect that our special advisor will simply provide advice, introductions to potential targets, and assistance to us, at our request, only if he is able to do so. Nevertheless, we believe with his business background and extensive contacts, our special advisor will be helpful to our search for a target business and our consummation of a business combination.

B. Compensation

None of our officers, directors, shareholders or special advisor have received any compensation for services rendered to us and no compensation of any kind, including finder’s and consulting fees, will be paid to any such individuals, or any of their respective affiliates, for services rendered to us prior to or in connection with a business combination.

Our Chief Executive Officer, Chun Yi Hao, the Chairman of our board of directors, Hope Ni, our director, Q.Y. Ma, and our special advisor, Tan Xiao Wei, purchased 1,257,813 ordinary shares and warrants in December 2007 for an aggregate purchase price of $25,000. As the price paid was fair market value at the time, we do not consider the value of the ordinary shares at the offering price to be compensation. Rather, we believe that because they own such shares, no compensation (other than reimbursement of out of pocket expenses) is necessary and such persons agreed to serve in such role without compensation.

We have agreed to pay Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, a total of $7,500 per month for office space, administrative services and secretarial support for a 24 month period commencing on the date of our initial public offering. This arrangement is being agreed to by Olympic Spring Limited for our benefit and is not intended to provide Olympic Spring Limited compensation in lieu of a management fee. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party.

Other than this $7,500 per-month fee, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, directors or advisor, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. After a business combination, our officers, directors or advisor who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of a shareholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation.

C. Board Practices

Our board of directors consists of three directors. These individuals play a key role in evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating our acquisition.

D. Conflicts of Interest

General

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, our officers and directors have agreed that they will not organize or become involved in any other blank check company with a focus on acquiring a target business in the PRC or Asia until we have entered into a definitive agreement regarding our initial business combination and filed an 6-K relating to the initial business combination. However, as described below, several of our officers and directors are subject to pre-existing fiduciary obligations to other entities which may seek to acquire a business that might be a suitable target for us.

Potential investors should be aware of the following potential conflicts of interest:

•
In the course of their other business activities, including Ms. Ni’s role as a member of the board of directors of KongZhong Corporation and ATA Inc., our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled “Directors and Officers.”

•
None of our directors are required to commit any specified amount of time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities.

•
Our directors may have a conflict of interest in determining whether a particular target business is appropriate for us and our shareholders since each of our directors will be subject to a lock-up agreement, which terminates only following our consummation of a business combination. The personal and financial interests of our directors may influence their motivation in identifying and selecting a target business, completing a business combination and securing the release of their securities.

•
In the event we elect to make a substantial down payment, or otherwise incur significant expenses, in connection with a potential business combination, our expenses could exceed the remaining proceeds not held in trust. Our directors may have a conflict of interest with respect to evaluating a particular business combination if we incur such excess expenses. Specifically our directors may tend to favor potential business combinations with target businesses that offer to reimburse any expenses in excess of our available proceeds not held in the trust account as well as the up to an aggregate of $0.85 million of the interest income earned, net of taxes, on the trust account balance that will be released to us.

•
Our directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors were included by a target business as a condition to any agreement with respect to a business combination. We have been advised by our directors that they will not take retaining their positions into consideration in determining which acquisition to pursue.

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Accordingly, as a result of multiple business affiliations, our directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities, including other blank-check companies. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our directors have, or may come to have, to a certain degree, other fiduciary obligations. A majority of our directors have fiduciary obligations to other companies, including other blank-check companies, on whose board of directors they presently sit, or may have obligations to companies whose board of directors they may join in the future. Our officers and directors have agreed until the earliest of our initial business combination, our liquidation or such time as he or she ceases to be an officer or director, to present business opportunities with a fair market value of $26.0 million or more to us before presenting these opportunities to other entities subject to pre-existing duties to other entities. Accordingly, they may not present opportunities to us that come to their attention in the performance of their duties as directors of such other entities, unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.

Below is a table summarizing the companies to which our officers and directors owe fiduciary or contractual obligations, all of which would have to (i) be presented appropriate potential target businesses by our officers and directors, and (ii) reject the opportunity to acquire such potential target business, prior to their presentation of such target business to us:

Name	Name of Affiliated Entity	Affiliation
Chun Yi Hao	Tongxin International Ltd	Advisor
Hope Ni	KongZhong Corporation	Member of the Board of Directors
	ATA Inc.	Member of the Board of Directors

These individuals have no other fiduciary or contractual obligations that would take priority with respect to the fiduciary obligations they owe to us to present potential target businesses to us. We expect each of these individuals will continue to hold these positions with their affiliated entities after our initial public offering and before the consummation of our initial business combination.

Although our directors and officers have investments in entities other than those described above, they do not have any contractual or fiduciary obligations to these other entities and, therefore, their affiliations with these entities do not present a conflict of interest.

After presenting potential target businesses to the other entities to which they owe fiduciary or contractual obligations to, if an appropriate opportunity for such entity, and each of such entities reject the opportunity, each of Mr. Hao and Ms. Ni are obligated to present to us for our consideration any company or business having its primary operations in the Asia whose fair market value is at least equal to $26 million. This obligation will expire upon the earlier of (i) our consummation of an initial business combination or (ii) 36 months after the date of our initial public offering (if so extended). However, other than the right of first review, we do not have any other written policies covering potential conflicts.

In connection with the vote required for any business combination, all of our original shareholders, including our executive officers, directors and advisor, have agreed to vote their respective ordinary shares which were owned prior to our initial public offering either for or against the extended period and the initial business combination in the same manner as a majority of the shares held by public shareholders that are voted at the special or annual meeting are voted and all the ordinary shares they acquire in our initial public offering or in the public markets in favor of the extended period and any business combination presented to our shareholders. As used in this report, “in the same manner as the majority” means that such original shareholders will vote the entirety of their ordinary shares owned by them immediately before our initial public offering either for or against a business combination, in the same manner as a majority of the shares held by public shareholders that are voted at the special or annual meeting are voted. This voting arrangement shall not apply to shares included in units purchased in our initial public offering by any of our original shareholders or purchased following our initial public offering in the open market or in privately negotiated transactions by any of our original shareholders. However, our original shareholders have agreed to vote any shares acquired after our initial public offering in favor of a proposal relating to the extended period or a business combination effectively waiving their redemption rights. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination but only with respect to those ordinary shares acquired by them prior to our initial public offering.

Other Conflict of Interest Limitations

We will not enter into a business combination with any underwriters or selling group members or any of their affiliates, unless we obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the Financial Industry Regulatory Authority, Inc. that a business combination with such target business is fair to our shareholders from a financial point of view. Any such opinion will be included in our proxy solicitation materials, furnished to shareholders in connection with their vote on such a business combination.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date hereof, based on 5,320,312 Ordinary Shares outstanding, by:

Name and Address of Beneficial Owners (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Ralco Capital Limited	482,859	9.08%
Chun Yi Hao (3)	482,859	9.08%
Rising Year Group Limited	481,027	9.04%
Hope Ni (4)	481,027	9.04%
Q.Y. Ma	5,675	*
Tan Xiao Wei	5,675	*
Paul Packer (5)	233,713	4.39%
Globis International Investments LLC(5)	22,206	*
Globis Capital Management, L.P. (5)	211,507	3.98%
Globis Capital, L.L.C. (5)	211,507	3.98%
Globis Capital Partners L.P. (5)	204,845	3.85%
Globis Capital Advisors, L.L.C. (5)	204,845	3.85%
Globis Overseas Fund Ltd. (5)	6,662	*
Oliveira Capital, LLC (6)	44,413	*
Stephen M. Oliveira(6)	44,413	*
Weiss Capital LLC (7)	292,650	5.50%
SPAC GP LLC (7)	292,650	5.50%
Andrew M. Weiss PhD (7)	292,650	5.50%
Cognizant Holdings, Ltd. (8)	268,537	5.05%
Millennium International Management LP (8)	268,537	5.05%
Millennium International Management GP LLC(8)	268,537	5.05%
Millennium Management LLC(8)	268,537	5.05%
Israel A. Englander(8)	268,537	5.05%
HBK Investments L.P. (9)	425,600	8.00%
HBK Services LLC (9)	425,600	8.00%
HBK New York LLC(9)	425,600	8.00%
HBK Partners II L.P. (9)	425,600	8.00%
HBK Management LLC(9)	425,600	8.00%
HBK Master Fund L.P. (9)	59,000	1.10%
HBK Special Opportunity Fund I L.P.(9)	366,600	6.89%
Sonoma Capital, L.P. (10)	424,000	7.97%
Sonoma Capital Management, LLC (10)	424,000	7.97%
Sonoma Capital, LLC (10)	424,000	7.97%
Jeffrey Thorp (10)	424,000	7.97%
Genesis Capital Advisors LLC (11)	320,000	6.01%
Jaime Hartman (11)	320,000	6.01%
Ethan Benovitz (11)	320,000	6.01%
Daniel Saks (11)	320,000	6.01%
All Directors and Officers as a group (three persons)	969,561	18.22%

_____________
* Less than 1%.

(1)	Unless otherwise indicated, the business address of the shareholder is c/o China Fundamental Acquisition Corporation Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership. Does not include any ordinary shares issuable upon the exercise of insider warrants or private placement warrants.

(3)
Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited. Ralco Capital Limited address is c/o China Fundamental Acquisition Corporation Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(4)
Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited. Rising Year Group Limited address is c/o China Fundamental Acquisition Corporation Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(5)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The Schedule 13G, as amended on February 13, 2009, was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Globis Capital Partners, L.P., a Delaware limited partnership (‘‘Globis Partners’’), with respect to shares of Common Stock directly held by it; (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (‘‘Globis Advisors’’), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners; (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (‘‘Globis Overseas’’), with respect to shares of Common Stock directly held by it; (iv) Globis Capital Management, L.P., a Delaware limited partnership (the ‘‘Investment Manager’’), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (v) Globis Capital, L.L.C., a Delaware limited liability company (‘‘GC’’), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas; (vi) Globis International Investments LLC, a Delaware limited liability company (“Globis International”) with respect to shares of Common Stock directly held by it, and (vii) Mr. Paul Packer (‘‘Mr. Packer’’), who is the Managing Member of Globis Advisors, GC, and Globis International with respect to shares of Common Stock directly held by Globis Partners, Globis Overseas and Globis International. The information was derived from a Schedule 13G/A filed on February 13, 2009.

(6)
Mr. Stephen Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Stephen Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956.

(7)
The information relating to Weiss Capital LLC, SPAC GP LLC and Andrew M. Weiss PhD is derived from a Schedule 13G dated December 23, 2008 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Weiss Capital LLC, SPAC GP LLC and Andrew M. Weiss PhD is 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116. Weiss Capital LLCis the sole investment manager, SPAC GP LLC is the sole general partner and Andrew M. Weiss PhD is the managing member of Weiss Capital LLC and SPAC GP LLC.

(8)
The information relating to Cognizant Holdings, Ltd., Millennium Management LLC, Millennium International Management GP LLC, Millennium International Management LP and Israel A. Englander is derived from a Schedule 13G dated December 22, 2008 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Cognizant Holdings, Ltd., Millennium Management LLC, Millennium International Management GP LLC, Millennium International Management LP and Israel A. Englander is 666 Fifth Avenue, New York, New York 10103. Cognizant Holdings, Ltd. (“Cognizant Holdings”) is the beneficial owner of 268,537 Ordinary Shares, Millennium International Management LP (“Millennium International Management”) is the investment manager to Cognizant Holdings and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC (“Millennium International Management GP”), is the general partner of Millennium International Management and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management LLC (“Millennium Management”) is the general partner of the 100% shareholder of Cognizant Holdings and has shared voting control and investment discretion over securities owned by Cognizant Holdings. Mr. Israel A. Englander is the managing member of Millennium Management and of Millennium International Management GP and is the beneficial owner of any securities owned by Cognizant Holdings.

(9)
The information relating to HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Master Fund L.P. and HBK Special Opportunity Fund is derived from a Schedule 13G dated November 21, 2008 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of HBK Investments L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Services LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK New York LLC is 350 Park Avenue, 20th Floor, New York, New York 10022, HBK Partners II L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Management LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Master Fund L.P. is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201, HBK Special Opportunity Fund I L.P. is c/o HBK Services LLC, 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.  HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC ("Services").  Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the "Subadvisors").  Each of Services and the Subadvisors is under common control with HBK Investments L.P..

(10)
The information relating to Sonoma Capital, L.P., Sonoma Capital Management, LLC, Sonoma Capital, LLC, and Jeffrey Thorp is derived from a Schedule 13G dated August 4, 2008 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Sonoma Capital, L.P., Sonoma Capital Management, LLC, Sonoma Capital, LLC, and Jeffrey Thorp is 954 Third Avenue, No. 705 New York, NY 10022. Sonoma Capital LLC is the general partner of Sonoma Capital L.P. (“Sonoma L.P.”).  Jeffrey Thorp is the sole member of Sonoma Capital, LLC. Sonoma Capital Management , LLC (“Sonoma Capital Management”)is the investment manager of Sonoma L.P. Jeffrey Thorp is the sole member and manager of Sonoma Capital Management.  As a result, each of Sonoma Capital Management, Sonoma L.P., Sonoma Capital LLC and Jeffrey Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of the Ordinary Shares owned of record by Sonoma L.P.

(11)
The information relating to Genesis Capital Advisors LLC, Jaime Hartman, Ethan Benovitz and Daniel Saks is derived from a Schedule 13G/A dated February 17, 2009 filed by such entities and persons with the Securities and Exchange Commission. The address of the principal business office of Genesis Capital Advisors LLC, Jaime Hartman, Ethan Benovitz and Daniel Saks is 255 Huguenot Street, Suite 1103, New Rochelle, NY 10801. Jaime Hartman, Ethan Benovitz and Daniel Saks are the managing members of Genesis Capital Advisors LLC. Messrs. Hartman, Benovitz and Saks have voting power and dispositive power with respect to the ordinary shares owned by Genesis Capital Advisors LLC.

By the date of our initial public offering, all of our original shareholders, including the purchaser of warrants in the private placement, placed the ordinary shares and warrants they owned before our initial public offering into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions for transfers (as discussed below) and the possible forfeiture of shares for cancellation by us (as discussed above), these securities, excluding the private placement warrants, will not be transferable during the escrow period and will not be released from escrow until the earlier of (i) two and one half (2½) years from the consummation of our initial public offering or (ii) six months after our consummation of a business combination. The private placement warrants will not be transferable during the escrow period and will not be released from escrow until the earlier of (i) two and one half (2½) years from the consummation of our initial public offering or (ii) our consummation of a business combination. Any transfer of securities will be subject to the same restrictions imposed on the original shareholders. The ordinary shares held in the escrow account may only be released prior to this date if the underwriters’ over-allotment option is not exercised or is exercised in part to the extent necessary to have up to 140,625 ordinary shares and warrants forfeited by our original shareholders and cancelled by us or if, following a business combination we engage in a subsequent transaction resulting in all shareholders having a right to exchange their shares for cash or other securities.

In addition, in connection with the vote required for the extended period and for our initial business combination, each of our original shareholders have agreed to vote the ordinary shares acquired by him or her before our initial public offering in accordance with the majority of the ordinary shares voted by the public shareholders and waive his or her redemption rights. In each case, our original shareholders have also agreed to vote any shares acquired by them in or after our initial public offering in favor of the extended period and our initial business combination. Therefore, if any of the original shareholders acquire shares in or after our initial public offering, they must vote such shares in favor of the extended period or proposed business combination, as the case may be, and have, as a result, waived the right to exercise redemption rights for those shares in the event that both such proposals are approved by a majority of the votes cast by our public shareholders.

Holders of these securities will not be able to sell or transfer their securities except (i) to an entity’s beneficiaries upon its liquidation, (ii) to relatives and trusts for estate planning purposes, (iii) by virtue of the laws of descent and distribution upon death, (iv) pursuant to a qualified domestic relations order, (v) to our original shareholders and persons affiliated with them or (vi) by private sales with respect to up to 33% of the original shareholders’ ordinary shares made at or prior to the consummation of a business combination at prices no greater than the price at which the ordinary shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement. The original shareholders and their permitted transferees will retain all other rights as shareholders with respect to the original shareholders’ ordinary shares, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared, but excluding redemption rights. Any dividends declared and payable in ordinary shares may not be transferred, assigned or sold until after we consummate a business combination. If we are unable to effect a business combination and liquidate, none of our original shareholders (or any transferees) will receive any portion of the liquidation proceeds with respect to the original shareholders’ ordinary shares.

          B. Certain Relationships and Related Party Transactions

On December 12, 2007, Ralco Capital Limited, 100% owned by our Chief Executive Officer, Mr. Hao and Rising Year Group Limited, 100% owned by the Chairman of our board of directors, Ms. Ni, our director, Dr. Ma, and special adviser, Mr. Tan purchased 1,257,813 ordinary shares and warrants of the Company for an aggregate purchase price of $25,000. Ralco Capital Limited and Rising Year Group Limited transferred 45,000 of their ordinary shares and warrants to Oliveira and Globis, respectively, in February 2008. On April 14, 2008, we repurchased from Ralco Capital Limited and Rising Year Group Limited an aggregate of 179,688 ordinary shares and warrants at nominal cost, leaving 1,078,125 ordinary shares and warrants outstanding (14,063 of which are subject to forfeiture as the underwriters exercised only 90% of their over-allotment option).

Pursuant to a registration rights agreement our original shareholders will be entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying ordinary shares, will be entitled to certain registration rights commencing upon the consummation of a business combination; and (ii) the original shareholders’ ordinary shares will be entitled to certain registration rights six months after the consummation of a business combination. We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our ordinary shares or any voting rights until such holders exercise their respective warrants and receive ordinary shares. Permitted transferees that receive any of the above described securities from our original shareholders will, under certain circumstances, be entitled to the registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements.

We agreed to pay Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, a total of $7,500 per month for office space, administrative services and secretarial support for a 24 month period commencing on the date of our initial public offering. This arrangement was agreed to by Olympic Spring Limited for our benefit and is not intended to provide Olympic Spring Limited compensation in lieu of a management fee. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third party.

We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account and up to an aggregate of $0.85 million of the interest income, net of taxes, on the balance in the trust account to be released to us, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between us and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if we do not consummate a business combination within the permitted time.

Other than the $7,500 per month administrative fees and reimbursable out-of-pocket expenses payable to Olympic Spring Limited, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of our directors, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

After a business combination, any of our directors who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. It is unlikely that the amount of such compensation will be known at the time of a shareholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 6-K, as required by the SEC.

Our board of directors has approved the procedure whereby all ongoing and future transactions between us and any of our directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors, to the extent we have independent directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable

B. Plan of Distribution

Not applicable.

C. Markets

Our units, our ordinary shares and our warrants are trading on the Over-the-Counter Bulletin Board under the symbols CFQUF, CFQCF and CFQWF, respectively, since July 22, 2008.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

Our Memorandum and Articles of Association were filed with the Securities and Exchange Commission on May 13, 2008 as Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-150489).

C. Material Contracts

Other than the material contracts filed as exhibits to our Form F-1 registration statement in connection with our initial public offering, we have not entered into any material contracts.

        D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

        E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

United States Federal Income Taxation

The following is a summary of the United States federal income tax considerations relating to an investment in our ordinary shares and warrants by investors who acquire our ordinary shares and warrants pursuant to our initial public offering. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules ( e.g.,  financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and their partners, and non-U.S. Holders), investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or non-United States tax considerations. This summary is written on the basis that investors will hold their ordinary shares and warrants that comprise the units as “capital assets” under the Internal Revenue Code of 1986, as amended (the “Code”), and that an investment in the units will be respected for United States federal income tax purposes as a current ownership interest in ordinary shares and warrants. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax consequences of an investment in our ordinary shares and warrants.

For purposes of this summary, “U.S. Holder” means a beneficial holder of our ordinary shares and warrants, that is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation that is created or organized in or under the laws of the United States or any State therein, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, and (iv) a trust that is subject to the primary supervision of a United States court over its administration and one or more United States persons control all substantial decisions, or a trust that has elected to be treated as a United States person under the Code. A “Non-U.S. Holder” is a beneficial holder (other than a partnership (or other entity classified as a partnership for United States federal income tax purposes)) of our ordinary shares and warrants that is not a U.S. Holder under the Code.

Unit Treatment and Initial Tax Basis

Each unit should be treated for United States federal income tax purposes as an “investment unit” comprised of one ordinary share and one warrant. The initial tax basis of our ordinary shares and warrants in the hands of a U.S. Holder should be determined by allocating the purchase price paid for each unit to the ordinary share and warrant that comprise the unit proportionate to their relative fair market values as determined on the date of purchase. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given the Internal Revenue Service or a court would agree with the characterization of the units described herein. Each prospective investor is urged to consult his tax advisor regarding the specific tax consequences of an investment in a unit and any alternative characterization of a unit. The following discussion is written on the basis that the characterization of the units will be respected for United States federal income tax purposes.

U.S. Holders

Overview: Passive Foreign Investment Company Considerations

We believe that we will likely be classified as a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes. As a result of being classified as a PFIC, U.S. Holders of our ordinary shares and warrants may be subject to increased United States federal income tax liability and may be subject to additional reporting requirements. Although, as further discussed below, a U.S. Holder may be able to mitigate this potential increased United States federal income tax liability by making a QEF Election in respect of dividends received or gain recognized on a disposition of our ordinary shares, the QEF Election will not shield a U.S. Holder from the imposition of such tax and interest charge on gain realized on an investment in our warrants. Accordingly, each prospective investor is urged to consult his tax advisor regarding the application of the PFIC rules to an investment in our ordinary shares and warrants.

Tax Reporting

U.S. Holders may be required to file an Internal Revenue Service Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each prospective investor is urged to consult his tax advisor regarding this reporting obligation.

Distributions

Subject to the PFIC rules discussed below, any cash distributions paid on our ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as ordinary dividend income and should constitute foreign source income for United States foreign tax credit purposes. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid by us will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. It is unclear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for the period that such holder has a right to require us to redeem our ordinary shares. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of the Treasury of the United States has determined is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There currently is no tax treaty in effect between the United States and the Cayman Islands. Our ordinary shares are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which do not presently include the OTC Bulletin Board (the only exchange on which our ordinary shares are currently expected to be traded). Accordingly, any dividends paid on ordinary shares are not currently expected to qualify for the lower rate. Dividends received on ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Sale or Exchange of Ordinary Shares or Warrants

A U.S. Holder generally will recognize capital gain or loss for United States federal income tax purposes upon a sale, exchange, or other disposition of our ordinary shares or warrants (which, in general, would include a redemption of our ordinary shares) in an amount equal to the difference between the amount realized from such disposition and the holder’s adjusted tax basis in the ordinary shares or warrants. Such gain or loss will generally be long-term if, on the date of such disposition, the ordinary shares or warrants have been held by the holder for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of capital loss is subject to certain limitations.

Exercise or Lapse of Warrants

A U.S. Holder will not recognize gain or loss upon the exercise of a warrant and should have a tax basis in the ordinary shares received equal to the U.S. Holder’s tax basis in the warrant plus the exercise price paid upon exercise of the warrant. The holding period for the ordinary shares purchased pursuant to the exercise of a warrant will begin the day after exercise and will not include the period during which the U.S. Holder held the warrant. Adjustments made to the number of ordinary shares issuable upon exercise of our warrants and to the exercise price, or the omission to make such adjustments, may in certain circumstances result in constructive distributions to U.S Holders of our warrants that could be subject to tax as ordinary dividend income for United States federal income tax purposes as discussed above under “Distributions.” In the event that a warrant lapses unexercised, a U.S. Holder will recognize a long-term capital loss in an amount equal to his tax basis in the warrant. The deductibility of capital loss is subject to certain limitations.

Passive Foreign Investment Company Rules

A foreign corporation, such as us, will be classified as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For this purpose, passive income generally includes dividends, rents, royalties, and gains from the sale or other disposition of passive assets. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that can only be made after the close of each taxable year. This determination is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change.

Because we are a blank check company, with no current active business, we believe that we will likely be classified as a PFIC for the current taxable year. There is a start-up exception under the PFIC rules, whereby a corporation will not be a PFIC for the first taxable year that the corporation has gross income, if (1) no predecessor of the corporation was a PFIC, (2) the corporation satisfies the Internal Revenue Service that it will not be a PFIC for either of the first two taxable years following the start-up year, and (3) the corporation is not in fact a PFIC for either of those years. We will likely not qualify for the start-up exception. After the consummation of a business combination, we may still be classified as a PFIC depending on the timing of the acquisition and the amount of our passive income and assets and the passive income and assets of the acquired business. If we are or become classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or warrants, and the U.S. Holder does not make a “qualified electing fund” election (a “QEF Election”) for the first taxable year of the U.S. Holder’s holding period for our ordinary shares or a “mark-to-market” election as described below, the U.S Holder would be subject to special rules with respect to (i) any gain recognized on the sale or other disposition of our ordinary shares or warrants, and (ii) any “excess distribution” made by us on our ordinary shares (generally, any distributions paid to a U.S Holder in respect of our ordinary shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the three preceding taxable years or, if shorter, the U.S Holder’s holding period for such ordinary shares).

Under the PFIC rules:

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for ordinary shares and warrants;

•
the amount allocated to the taxable year in which the gain or excess distribution was recognized, and any taxable year prior to the first taxable year that the U.S. Holder held ordinary shares in which we were classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

•
the amount allocated to each year, other than the current year and any pre-PFIC year, would be subject to tax at the highest tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax would be imposed on the resulting tax for each such year for the period it had been deferred.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010, generally will be denied the step-up of United States federal income tax basis in such shares or warrants to their fair market value at the date of the deceased holder’s death.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our ordinary shares acquired as part of a unit by making, on a timely basis, a QEF Election to include in income, on a current basis, his pro rata share of our net capital gain (as long-term capital gain) and other earnings and profits (as ordinary income), in each case whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. Under the QEF Election rules, the tax basis of a U.S. Holder’s ordinary shares will be increased by amounts that are included in income, and decreased by amounts distributed on his ordinary shares but not taxed as dividends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

In the case of the purchase of warrants, however, a U.S. Holder may not make a QEF Election or a mark-to-market election. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the penalizing tax and interest charge rules treating the gain as an excess distribution, as described above, if we were classified as a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the newly acquired ordinary shares (or has previously made a QEF Election with respect to our ordinary shares), the QEF Election will apply to the ordinary shares received upon exercise of the warrants, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants) unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by reason of the purging election will be subject to the penalizing tax and interest charge rules as described above. As a result of the purging election, the U.S. Holder will have a new tax basis and holding period in the ordinary shares acquired upon exercise of the warrants for purposes of the PFIC rules.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the Internal Revenue Service. A U.S. Holder generally makes a QEF Election by attaching an appropriately completed Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the taxable year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return provided certain other conditions are met or with the consent of the Internal Revenue Service. If a U.S. Holder has elected the application of the QEF Election rules to our ordinary shares, and the penalizing tax and interest charge rules described above do not apply to such shares (because of a timely QEF Election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be subject to tax as capital gain and no penalizing tax or interest charge will be imposed.

In order to comply with the requirements of a QEF Election, a U.S. Holder must receive certain information from us. Upon a request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the Internal Revenue Service may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who has held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in such subsequent years. A U.S. Holder who makes a QEF Election for our first taxable year in which the U.S. Holder holds our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the penalizing tax and interest charge rules described above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF Election is not effective for each of taxable years in which we are a PFIC and the U.S. Holder holds our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election. If the U.S. Holder makes a mark-to-market election for the first taxable year in which he holds ordinary shares in a PFIC, the holder generally will not be subject to the PFIC rules in respect of his ordinary shares. Instead, the U.S. Holder generally will include in ordinary income each year the excess, if any, of the fair market value of his ordinary shares at the end of his taxable year over his adjusted basis in the shares. Under applicable Treasury regulations, the mark-to-market election can only be made with respect to shares that are “regularly traded” on a “qualified exchange.” A “qualified exchange” includes a national securities exchange that is registered with the Securities and Exchange Commission or on NASDAQ, or on a foreign securities exchange that is regulated and supervised by a governmental authority of the country in which the market is located and in respect of which certain other requirements are met. Because we expect that our ordinary shares will only be listed and traded on the OTC Bulletin Board, our ordinary shares may not currently qualify as “marketable stock” for purposes of the mark-to-market election. Currently, a mark-to-market election may not be made with respect to warrants. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of our ordinary shares.

If we are classified as a PFIC and, at any time, we have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the penalizing tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF Election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns shares during any year in a PFIC, such holder may have to file an Internal Revenue Service Form 8621 (whether or not a QEF or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are complex. Accordingly, each U.S. Holder of our ordinary shares and warrants is urged to consult his tax advisor concerning the application of the PFIC rules to his investment in our ordinary shares and warrants.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect of its ordinary shares generally will not be subject to United States federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Backup Withholding and Information Reporting

In general, information reporting for United States federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable Internal Revenue Service Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Chun Yi Hao, Chief Executive Officer, China Fundamental Acquisition Corporation.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CFAC's primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, including recent reductions instituted by the U. S. Federal Reserve Bank, particularly because the majority of CFAC's investments held in the trust account are in rate sensitive short-term marketable securities. Due to the nature of CFAC's short-term investments, it believes that it is not subject to any material market risk exposure other than interest rate fluctuations. CFAC does not have any foreign currency or other derivative financial instruments. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-U.S. currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          (b) Management’s Annual Report on Internal Control over Financial Reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer [and chief financial officer] and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

          (c) Attestation Report of the Registered Public Accounting Firm.

         Not applicable.

          (d) Changes in Internal Control over Financial Reporting.

          There have been no changes in the Company’s internal control over financial reporting  during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable.

ITEM 16B. CODE OF ETHICS

         We have not adopted a code of ethics as defined by the applicable U.S. securities regulations that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a Cayman company to adopt such code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal year ended December 31, 2008 and the period from December 12, 2007 (Inception) to December 31, 2007, the Company’s principal independent registered public accounting firm was UHY Vocation HK CPA Limited, located at 3/F, 50 Gloucester Road, Wanchai, Hong Kong. BDO Seidman, LLP has completed engagement of the initial public offering on May 27, 2008 and interim review for the period from December 12 (Inception) to June 30, 2008. On June 15, 2009, the Company appointed UHY Vocation HK CPA Limited as its principal independent registered public accounting firm to perform the audits for the period from December 12, 2007, the Company’s inception, through December 31, 2008.

The following table represents the approximate aggregate fees for service rendered by UHY Vocation HK CPA Limited and BDO Seidman, LLP for the fiscal year ended December 31, 2008 and the period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

	December 31, 2008	December 31, 2007
Audit Fees – UHY Vocation HK CPA Limited	$20,000	$-
Audit Fees – BDO Seidman, LLP	70,000	-
Audit-Related Fees	15,850	-
Tax Fees	-	-
All Other Fees	-	-
Total fees	$105,850	$-

 Audit fees

Audit fee of UHY Vocation HK CPA Limited consist of the audit of our financial statements for the year ended December 31, 2008 and period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

The aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of the Company’s balance sheet at May 21, 2008 included in our Current on Form 6-k, for the audit of our financial statements for the period from December 12, 2007 (inception) to May 21, 2007 and for the services performed in connection with the company’s registration statement on Form F-1initially filed in 2008, were US$70,000.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, UHY Vocation HK CPA Limited did not bill any fees for services rendered any fees for services rendered to us during the fiscal year ended December 31, 2008 and period from December 12, 2007 (Inception) to December 31, 2007 and 2008 for assurance and related services in connection with the audit or review of our financial statements.

Other than the fees described under the caption “Audit fees” above, the audit-related fee billed by BDO Seidman, LLP for professional services for the semi-annual review of our financial statements for the period from January 1, 2008 to June 30, 2008 and the Company’s balance sheet at June 30, 2008 was US$15,850.

Tax Fees

There were no fees billed by UHY Vocation HK CPA Limited for tax services during the fiscal year ended December 31, 2008 and period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

There were no fees billed by BDO Seidman, LLP for tax services during the fiscal year ended December 31, 2008 and period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

All Other Fees

There were no fees billed by either UHY Vocation HK CPA Limited or BDO Seidman, LLP for other professional services rendered during the fiscal year ended December 31, 2008 and period from December 12, 2007 (Inception) to December 31, 2007 and 2008.

Our board of directors pre-approves all audits, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
3.1
Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

3.2
Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

3.3
Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

4.1
Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

4.2
Specimen Ordinary Shares Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

4.3
Specimen Public Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

4.4
Form of Private Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

4.5
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

10.1
Form of Securities Escrow Agreement among Continental Stock Transfer & Trust Company, certain officers, directors and shareholders and the Company (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

10.2
Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1(File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008).

10.3
Services Agreement between the Company and Olympic Spring Limited (incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.4
Form of Registration Rights Agreement among the Company and our Private Placement Investors (incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.5
Amended and Restated Warrant Purchase Agreement between the Company and our Private Placement Investors (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.6
Promissory Notes between the Company and Chun Yi Hao (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.7
Promissory Notes between the Company and Hope Ni (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.8
Unit Purchase Option to be granted to the underwriters (incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.9
Letter Agreement among the Company, Chardan Capital Markets, LLC and Chun Yi Hao (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.10
Letter Agreement among the Company, Chardan Capital Markets, LLC and Hope Ni (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.11
Letter Agreement among the Company, Chardan Capital Markets, LLC and Q.Y. Ma (incorporated herein by reference to Exhibit 10.11 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.12
Letter Agreement among the Company, Chardan Capital Markets, LLC and Tan Xiao Wei (incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.13
Letter Agreement among the Company, Chardan Capital Markets, LLC and Ralco Capital Limited (incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.14
Letter Agreement among the Company, Chardan Capital Markets, LLC and Rising Year Group Limited (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.15
Letter Agreement among the Company, Chardan Capital Markets, LLC and Oliveira Capital, LLC (incorporated herein by reference to Exhibit 10.15 to Amendment No. 1 to the Registrant’s Registration Statement    on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.16
Letter Agreement among the Company, Chardan Capital Markets, LLC and Globis International Investments LLC (incorporated herein by reference to Exhibit 10.16 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.17
Letter Agreement among the Company, Chardan Capital Markets, LLC and Globis Capital Partners L.P. (incorporated herein by reference to Exhibit 10.17 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

10.18
Letter Agreement among the Company, Chardan Capital Markets, LLC and Globis Overseas Fund Ltd. (incorporated herein by reference to Exhibit 10.18 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-150489), as filed with the Securities and Exchange Commission on May 13, 2008.

12.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

23.1	Consent of UHY Vocation HK CPA Limited.*

*	Filed herewith.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

By: /s/ Chun Yi Hao
Name: Chun Yi Hao
Title: Chief Executive Officer (Principal Executive Officer)

Dated: June 26, 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
FOR THE YEAR ENDED DECEMBER 31, 2008
AND FOR
THE PERIOD FROM DECEMBER 12, 2007 (INCEPTION) TO DECEMBER 31, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Fundamental Acquisition Corporation

We have audited the accompanying balance sheets of China Fundamental Acquisition Corporation (a corporation in the development stage) (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2008 and the period from December 12, 2007 (inception) to December 31, 2007 and 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from December 12, 2007 (inception) to December 31, 2007 and 2008, in conformity with in the United States generally accepted accounting principles.

/s/ UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong,
The People’s Republic of China
June 26, 2009

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$312,988	$50,003
Cash held in trust	33,980,204	-
Prepayments and other receivables	12,274	-
Total current assets	34,305,466	50,003
Total assets	$34,305,466	$50,003

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accrued expenses	$214,600	$-
Deferred underwriting fee	1,191,749	-
Notes payable to shareholders	-	30,000
Total current liabilities	1,406,349	30,000

Ordinary shares subject to possible redemption (1,489,687 shares at redemption value)	11,867,884	-
Commitments and contingencies

Shareholders' equity

Preferred stock, $ 0.001 par value per share, authorized1,000,000 shares, none issue or outstanding	-	-
Ordinary shares, $ 0.001 par value per share, authorized 50,000,000 shares, issued and outstanding 5,320,312 shares less 1,489,687 shares subject to possible redemption at December 31, 2008 and 1,257,813 at December 31, 2007	5,320	1,258
Warrants	5,580,625	-
Additional paid-in capital	15,384,807	23,742
Earnings (deficit) accumulated during the development stage	60,481	(4,997)
Total shareholders' equity	21,031,233	20,003
Total liabilities and shareholders' equity	$34,305,466	$50,003

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2008	For the period from December 12, 2007 (inception) to December 31, 2007	For the period from December 12, 2007 (inception) to December 31, 2008

Revenue	$-	$-	$-
General and administrative expenses	330,517	4,997	335,514
Loss from operations	$(330,517)	$(4,997)	$(335,514)
Interest income, net	395,995	-	395,995
Net income (loss)	$65,478	$(4,997)	$60,481

Weighted average number of shares outstanding - basic
and diluted	3,380,437	1,257,813
Net income per share - basic and diluted	$0.02	$0.00

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares
	Shares	Amount	Warrants	Additional Paid-In Capital	(Deficit) Earnings Accumulated During the Development Stage	Total Shareholders' Equity
Issuance of ordinary shares and warrants to initial shareholders	1,257,813	$1,258	$-	$23,742	$-	$25,000
Net loss from December 12, 2007 (inception) to December 31, 2007	-	-	-	-	(4,997)	(4,997)
Balances at December 31, 2007	1,257,813	$1,258	$-	$23,742	$(4,997)	$20,003

Repurchase of 179,688 ordinary shares and warrants from initial shareholders at nominal cost	(179,688)	(180)	-	180	-	-

Proceeds from sale of 3,750,000 units through public offering net of underwriters' discount and offering expenses amounting to $2,701,653 (includes 1,312,499 shares subject to possible redemption)	3,750,000	3,750	3,375,000	23,919,597	-	27,298,347

Proceeds subject to possible redemption of 1,312,499 shares ordinary shares subject to possible redemption	-	-	-	(10,501,304)	-	(10,501,304)
Issuance of purchase option to the underwriters	-	-	-	100	-	100
Proceeds from sale of 1,944,444 warrants at $0.90 per warrant	-	-	1,750,000	-	-	1,750,000
Proceeds from sale of 506,250 units through over-allotment option, net of underwriters' discount and offering expenses amounting to $141,572(includes 177,188 shares subjected to possible redemption)	506,250	506	455,625	3,310,547	-	3,766,678
Proceeds subject to possible redemption of 177,188 shares ordinary shares subject to possible redemption	-	-	-	(1,368,069)	-	(1,368,069)
Repurchase and cancellation of 14,063 ordinary shares at nominal cost	(14,063)	(14)	-	14	-	-
Net income for the year	-	-	-	-	65,478	65,478
Balances at December 31, 2008	5,320,312	$5,320	$5,580,625	$15,384,807	$60,481	$21,031,233

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2008	December 12, 2007 (inception) to December 31, 2007	December 12, 2007 (inception) to December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$65,478	$(4,997)	$60,481
Changes in operating assets and liabilities
Increase in prepayments and other receivables	(12,274)	-	(12,274)
Increase in accrued expenses	211,024	-	211,024
Net cash provided by (used in) operating activities	264,228	(4,997)	259,231

CASH FLOWS FROM INVESTING ACTIVITIES
Deposit in cash and cash equivalents held in trust	(33,980,204)	-	(33,980,204)
Net cash used in investing activities	(33,980,204)	-	(33,980,204)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of units to initial shareholders	-	25,000	25,000
Proceeds from notes payable to shareholders	40,000	30,000	70,000
Repayment of notes payable to shareholders	(70,000)	-	(70,000)
Proceeds from issuance of private placement warrants	1,750,000	-	1,750,000
Proceeds from sale of underwriters’ purchase option	100	-	100
Gross proceeds from issuance of ordinary shares and warrants through public offering	30,000,000	-	30,000,000
Gross proceeds from allotment of ordinary shares	4,050,000	-	4,050,000
Payment of underwriters' discount and offering expenses incurred from issuance and allotment of shares	(1,791,139)	-	(1,791,139)
Net cash provided by financing activities	33,978,961	55,000	34,033,961

NET INCREASE IN CASH AND CASH EQUIVALENTS	262,985	50,003	312,988
Cash and cash equivalents at beginning of period	50,003	-	-
Cash and cash equivalents at end of period	$312,988	$50,003	$326,232

Supplementary disclosure of non-cash financing activities:

Accrual of deferred underwriting fee charged to additional paid in capital	$1,191,749	$-	$1,191,749
Accrual of accrued registration costs charged to additional paid in capital	$3,576	$-	$3,576
Fair value of underwriters’ purchase option charged to additional paid in capital	$883,544	$-	$883,544
Accretion of trust account relating to ordinary shares subject to possible redemption	$138,509	$-	$138,509

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

China Fundamental Acquisition Corporation (the “Company”) was incorporated in Cayman Islands on December 12, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses. All activity from December 12, 2007 through December 31, 2008 relates to the Company’s formation and capital raising activities. The Company has selected December 31 as its fiscal year end.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

The registration statement for the Company's initial public offering ("Offering") was declared effective on May 15, 2008. The Company consummated the Offering on May 21, 2008 and the over-allotment on May 28, 2008 and received net proceeds of approximately $32.8 million, which includes $1.75 million from the private placement warrants (the “Private Placement Warrants”) described in Note 6. The Company's management intends to apply substantially all of the net proceeds of the Offering toward consummating a Business Combination. The initial Target Business must have a fair market value equal to at least 80% of the Company's net assets at the time of such acquisition. However, there is no assurance that the Company will be able to successfully affect a Business Combination.

An amount of approximately $33.9 million (or approximately $7.97 per unit) of the net proceeds of the Offering and the sale of the Private Placement Warrants was deposited in a Trust Account to be invested in permitted United States government securities and money market funds. There may be released to the Company from the Trust Account (i) interest income earned on the Trust Account balance to pay any tax obligations of the Company, and (ii) up to an aggregate amount of $850,000 in interest earned on the Trust Account to fund expenses related to investigation and selecting a Target Business and the Company's other working capital requirements. As of December 31, 2008, the Company has drawn $324,000 from the trust account for operating expenses.

The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors and service providers (which would include any third parties engaged to assist in any way in connection with a search for a target business) and prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements, nor is there any guarantee that, even if such entities execute such agreements, they will not seek recourse against the Trust Account or that a court would not conclude that such agreements are not legally enforceable. The Company’s Chairman of the Board and Chief Executive Officer have agreed to be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. Furthermore, they will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public shareholders receive no less than approximately $8.00 per share upon liquidation. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally as referred above, up to an aggregate of $850,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements and additional amounts may be released to the Company as necessary to satisfy tax obligations.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations - (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholders' approval. Shareholders that vote against such proposed Business Combination and exercise their redemption rights are, under certain conditions described below, entitled to redeem their share into a pro-rata distribution from the Trust Account (the "Redemption Right"). The actual per share redemption price will be equal to the amount in the Trust Account (inclusive of any interest thereon), calculated as of two business days prior to the proposed Business Combination, divided by the number of shares sold in the Offering, or approximately $7.97 per share based on the value of the Trust Account as of December 31, 2008. As a result of the Redemption Right, $11,867,884 (representing 34.99% of cash held in trust as of closing date of the Offering and over-allotment) has been classified as ordinary shares subject to possible redemption on the accompanying balance sheet as of December 31, 2008. The Company's shareholders prior to the Offering (“Existing Shareholders”) have agreed to vote their 1,064,062 founding ordinary shares (after repurchase and cancellation of 14,063 shares disclosed in Note 6) in accordance with the manner in which the majority of the ordinary shares offered in the Offering are voted by the Company's public shareholders ("Public Shareholders") with respect to a Business Combination.

In the event that a majority of the outstanding ordinary shares voted by the Public Shareholders vote for the approval of a Business Combination and holders owning 35% or more of the outstanding ordinary shares do not vote against the Business Combination and do not exercise their Redemption Rights, the Business Combination may then be consummated.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may contemporaneously with or prior to such vote exercise their Redemption Right and their common shares would be cancelled and returned to the status of authorized but un-issued shares. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the offering. Accordingly, Public Shareholders holding less than 35% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

By a special resolution passed on May 13, 2008, the Company’s Memorandum and Articles of Association has been amended and restated that the Company will continue in existence only until 24 months or 36 months (if possible extension is approved) from the completion of the Offering. If the Company has not completed a Business Combination by such date, its corporate existence will be ceased and it will be dissolved and liquidated for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Offering. In connection with any proposed Business Combination submitted for shareholder approval, the Company will also submit to shareholders a proposal to amend its Certificate of Incorporation to provide for the Company’s perpetual existence, thereby removing this limitation on the Company’s corporate life.

Note 2 — Offering and Private Placement of Warrants

In the Offering, effective May 15, 2008 (closed on May 21, 2008), the Company sold to the public 3,750,000 units (the "Units" or a "Unit") at a price of $8.00 per Unit. On May 28, 2008, the Company consummated the closing of the sale of 506,250 Units which were sold subject to the over-allotment (“Over-allotment”) option. Net proceeds from the Offering and the Over-allotment for the total of approximately $31.0 million, which was net of $3.0 million in underwriting fees and other offering expenses. Each unit consists of one share of the Company's ordinary shares and one warrant (a "Warrant").

Simultaneously with the Closing of the Offering, the Company sold to the Private Placement Investors 1,944,444 Private Placement Warrants for an aggregate purchase price of $1,750,000. See discussion in Note 6.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in U.S. dollars, the Company’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Cash and Cash Equivalents
 Included in cash and cash equivalents are deposits with financial institutions with maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Concentration of Credit Risk
The Company maintains cash in a bank deposit account in Hong Kong which is covered by Deposit Protection Scheme protected by Hong Kong SAR Government’s exchange fund. The protection limit of cash balances in the bank deposit account will be unlimited balances until the end of year 2010.

Fair Value Measurements
        FASB Statement No. 157, Fair Value Measurement (“SFAS No. 157”) provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. Implementation of SFAS Statement No. 157 did not have an impact on the Company’s financial results.
The following table presents certain of the Company’s assets that are measured at fair value as of December 31, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	31-Dec-08	(Level 1)	31-Dec-07	(Level 1)
Cash and cash equivalents	$312,988	$312,988	$50,003	$50,003
Cash and cash equivalents held in trust	33,980,204	33,980,204	-	-

         In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities until January 1, 2009 and is evaluating the impact, if any, this standard will have on its financial statements.

Income Taxes
         The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities, if any, are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. No income tax benefit has been made on the net income of $65,478 as Cayman Islands exempted-companies are currently not subject to income taxes within Cayman Islands.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies - (continued)

Earnings Per Share
         The Company computes earnings (loss) per share (“EPS’) in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

         Income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary stockholders by the weighted average number of ordinary shares outstanding during the respective periods. Basic and diluted loss per ordinary share are the same for all periods presented because all potentially dilutive securities are anti-dilutive.

         At December 31, 2008, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 7,264,756 ordinary shares, as follows:

Existing shareholders warrants	1,064,062
Private placement warrants	1,944,444
Public shareholders warrants	4,256,250
Total	7,264,756

Use of Estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Accretion of trust account relating to common stock subject to possible redemption
          The Company will record accretion of the income earned in the Trust Account relating to the common stock subject to possible redemption based on the excess of the earnings for the period over the amount which is available to be used for working capital and taxes. Since 33% of the shares issued in the Offering are subject to possible redemption, the portion of the excess earnings related to those shares will be reflected on the balance sheet as part of “Ordinary shares subject to possible redemption” and is deducted from “additional paid-in capital.” The portion of the excess earnings will also be presented as a deduction from net income on the statement of operations to approximately reflect the amount net income which would remain available to the common shareholders who did not elect to convert their shares to cash.  As of December 31, 2008, no accretion of income subject to possible redemption has been recorded.

 New Accounting Pronouncements
In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that the Company completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on the Company’s results of operations, although the Company is not currently able to estimate that impact.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 4 — Public Offering

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

On May 21, 2008, the Company sold to the public 3,750,000 Units at a price of $8.00 per Unit. Each Unit consists of one share of the Company’s ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one share of ordinary shares at an exercise price of $5.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise.

The Company paid the underwriters of the Offering underwriting discounts and commissions of $1,050,000 of the gross Offering proceeds and $141,749 of the gross proceeds from the exercise of the over-allotment (discussed below) which closed on May 28, 2008. The Company and the underwriters have agreed that payment of the balance of the underwriting discounts and commissions of $1,050,000 from the Offering and $141,749 from the over-allotment (aggregating $1,191,749) will not be payable unless and until the Company completes a Business Combination and the underwriters have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The deferred underwriting fee has been accrued and charged to additional paid-in capital.

  On May 28, 2008, the Company consummated the sale of 506,250 Units which were sold subject to the over-allotment option. Each Unit sold in the Offering and pursuant to the over-allotment option consisted of one ordinary share, $.001 par value per share, and one Warrant, each to purchase one ordinary share of the Company. The 4,256,250 Units sold in the Offering, including the 506,250 Units sold subject to the over-allotment option, were sold at an Offering price of $8.00 per Unit, generating gross proceeds of $34,050,000 and net proceeds of $32,241,954.

The Company issued a unit purchase option, for $100, to the underwriters in the Offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 4 — Public Offering (……/Cont’d)

The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 5 — Notes Payable to Shareholders

The Company issued certain unsecured promissory notes in an aggregate principal amount of $40,000 and $30,000 to two of its founders during the period from December 12, 2007 (inception) to December 31, 2008. The notes were non-interest bearing, unsecured and were on demand. Due to the short-term nature of the notes, the fair value of the notes approximated their carrying amounts. As of December 31, 2008, all issued unsecured promissory notes were repaid.

Note 6 — Commitments and Contingencies

The Company presently utilizes office space provided by Olympic Spring Limited, a related party. The Company has agreed to pay Olympic Spring Limited, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the effective date of the Offering and ending on the consummation of a Business Combination. Upon consummation of a Business Combination or its liquidation, the Company will cease paying these monthly fees. Included in general and administrative expenses is $11,250 in costs with respect to this agreement.

Pursuant to letter of agreements which the Existing Shareholders entered into with the Company and the underwriters, the Existing Shareholders will waive their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s Private Placement Investors purchased a total of 1,944,444 Private Placement Warrants at $0.90 per Warrant (for an aggregate purchase price of $1,750,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Private Placement Warrants purchased are identical to the Warrants underlying the Units offered in the Offering except that the Warrants may not be called for redemption and the Private Placement Warrants may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Private Placement Warrants will not be sold or transferred by them, except for estate planning purposes, until after the Company has completed a Business Combination.

The Company believed the purchase price of $0.90 per Private Placement Warrant represented the fair value of such warrants on the date of purchase and, accordingly, no compensation expense was recognized in respect to the issuance of Private Placement Warrants at the date of the Offering. The Company’s basis for concluding that the purchase price of the private placement warrants approximated fair value was based on the trading prices of warrants issued in offerings of similarly-situated public companies. The Company reviewed the trading prices of nineteen structured blank check initial public offerings in which the issuer sold units similar to those being offered in the Offering. In each of those offerings, the units consisted of one share and one warrant at an offering price of $8.00 per unit, with an exercise price of $5.00 for the warrant. The Company believed that those issuers are comparable to the Company because they were structured blank check offerings seeking to complete a business combination, with the same offering structure, same percentage of equity held by management and placed in trust and approximately the same percentage of the unit purchase price held in the trust account.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies - (continued)

The Company believed that the warrants sold in its offering (and therefore the private placement warrants) were comparable to the warrants sold in the initial public offerings of comparable issuers since they had the same exercise price, the units had the same offering price, the exercise price of the warrants as a percentage of the per unit amount in trust was approximately the same, the warrants were not exercisable at the time of issuance and the warrants will be worthless if the issuer does not complete a business combination. In addition, the Company noted that the average trading prices and median trading prices of the warrants at the time of separation of the units in the nineteen comparable offerings were $0.94 and $0.67, respectively.

No Warrants issued in connection with the Offering can be net-cash settled. The Company has no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances.

The Existing Shareholders and the holders of the Private Placement Warrants (or underlying securities) are entitled to registration rights with respect to their ordinary shares and warrants or Private Placement Warrants (or underlying securities) pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that the Company register their ordinary shares commencing six months after the consummation of a Business Combination. The holders of the Private Placement Warrants (or underlying securities) are entitled to demand that the Company register these securities commencing upon the consummation of a Business Combination. In addition, the Existing Shareholders and holder of the Private Placement Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 7 — Ordinary and Preferred Shares

Ordinary shares issued and outstanding included an aggregate of 140,625 shares and warrants that were subject to repurchase and cancellation by the initial shareholders to the extent that the underwriters’ over-allotment was not exercised in full so that the initial shareholders collectively would own 20% of the issued and outstanding ordinary shares and warrants after the Offering. On May 28, 2008, Chardan Capital Markets, LLC, the underwriter, completed the exercise of its over-allotment option for a total of 506,250 units. The partial exercise of the over-allotment option generated proceeds of $3,908,250 net of the underwriters' discounts and commissions, including deferred underwriters' discounts and commissions of $141,749. Chardan Capital Markets, LLC waived such over-allotment option with respect to the remaining 56,250 units which such option entitled them to purchase. As a result, 14,063 ordinary shares and warrants were repurchased at nominal cost and cancelled.

As of December 31, 2008, 7,264,756 and 450,000 ordinary shares have been reserved for issuance upon exercise of outstanding warrants and underwriter’s unit purchase option, respectively.

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters and the Company’s Amended and Restated Memorandum and Articles of Association will prohibit the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Company’s ordinary shares on a Business Combination.