Form 20-F
CHINA FUNDAMENTAL ACQUISITION CORP
filed 2010-03-10
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report March 5, 2010

For the transition period from                      to

Commission file number: 000-53233

Wowjoint Holdings Limited
(formerly China Fundamental Acquisition Corporation)

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

Room 2301, World-Wide House,
19 Des Voeux Road, Central, Hong Kong.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Ordinary Shares	OTCBB
Warrants	OTCBB
Units	OTCBB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 7,949,965 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                                                          Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this Shell Company Report on Form 20-F (the “Report”) to “we,” “us” or “the Company” refer to Wowjoint Holdings Limited, formerly known as China Fundamental Acquisition Corporation, a Cayman Islands Company, and its subsidiaries subsequent to the Business Combination referred to below.

Unless the context indicates otherwise, all references to “Beijing Wowjoint” in this Report refer to Beijing Wowjoint Machinery Co., Ltd., (“Beijing Wowjoint”), and its associated companies. Beijing Wowjoint is the entity through which the operating business is conducted. The “Business Combination” refers to the acquisition by the Company of Beijing Wowjoint, which transaction was consummated on February 22, 2010 subject to the subsequent completion of certain filings with Hong Kong and Cayman Islands governmental authorities, which were filed on March 5, 2010.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	the diversion of management time on acquisition and integration related issues;

•	difficulties in integrating the merged businesses and management teams;

•	changes in Chinese government’s anticipated infrastructure construction plans;

•	changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction;

•	changes in demand for customized heavy duty special construction machinery and equipment used in constructions of bridges, roads and railways;

•	the impact of inflation generally, as well as the rising costs of materials, such as steel;

•	loss of key customers;

•	changes in the Company 's operating expenses, partially attributable to fluctuating prices of raw materials such as steel;

•	changes in RMB exchange rate against major currencies that may negatively impact on the purchase of import materials or the export of finished products;

•	legislation or regulatory environments, requirements or changes adversely affecting the construction machinery and equipment businesses in which the Company is engaged;

•	statements about industry trends in construction machinery and equipment, including infrastructure development and economic growth factors affecting supply and demand;

•	economic conditions in China generally and in particular in the construction machinery and equipment markets in which the Company operates; and

•	geo-political events and regulatory changes.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which it refers you in this Report, to reflect any change in its expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.  Directors and Senior Management

Wowjoint Holdings Limited (formerly, China Fundamental Acquisition Corporation) (the “Company”) is party to a Share Purchase Agreement, dated as of November 30, 2009 (the “Share Purchase Agreement”) among the Company, the entities and individuals listed on Schedule A-1 and Schedule A-2 of the Share Purchase Agreement, as Sellers, the individuals listed on the Schedule A-3 of the Share Purchase Agreement, as Founders, Giant Nova Holdings Limited, Authentic Genius Limited, Beijing Xin Fu Industry Consulting Co., Ltd (the “WFOE”) and Beijing Wowjoint Machinery Co., Ltd., pursuant to which, among other things, the Company acquired all of the outstanding capital stock of Wowjoint.

The directors and executive officers upon consummation of the transactions contemplated by the Share Purchase Agreement are described in the Company’s final proxy statement filed with the Securities and Exchange Commission on January 13, 2010, as an exhibit to the Company’s Report on Form 6-K (hereinafter referred to as the “Proxy Statement”) in the section entitled “Directors, Management, Corporate Governance and Compensation” beginning on page 120. Information regarding the newly elected members of the Company’s board of directors, Yabin Liu, Fude Zhang, Jibing Li and Chun Liu, is contained in the same section of the Proxy Statement.  All such information is incorporated herein by reference.

The business address of the Company’s directors, Yabin Liu, Fude Zhang, Jibing Li and Chun Liu is Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist, Beijing 101118 P.R. China. The business address of the Company’s director, Chun Yi Hao is 35C Tower 5, Bel Air No.8, No. 8 Bel Air Peak Avenue, Cyberport, Hong Kong.

B. Advisors

Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower 21st Floor, 1-6-1 Roppongi Minato-ku, Tokyo 106-6021 Japan, has acted as counsel for the Company and will continue to do so upon consummation of the acquisition, along with Mintz & Fraade, PC, 488 Madison Avenue, New York, NY 10022-5756. Conyers Dill & Pearman, 2901 One Exchange Square, 8 Connaught Place, Central, Hong Kong, has acted as Cayman Islands counsel for the Company and will continue to do so upon consummation of the acquisition. Broad & Bright, Suite 701, CBD International Plaza, No.16, Yong’andongli, Jianguomenwai Avenue, Chaoyang District, Beijing 100022, China, has acted as special PRC counsel for the Company.

The principal investment banker for the Company is Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, NY 10004.

C. Auditors

Subject to the next paragraph, information regarding the Company’s auditors is set forth in the Proxy Statement in the section entitled “Directors, Management, Corporate Governance and Compensation – Independent Auditor” on page 124, which information is incorporated herein by reference.

On June 15, 2009, UHY Vocation HK CPA Limited (“UHY”) was engaged to act as the Company’s independent registered public accounting firm to audit the balance sheets of the Company as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2008 and the period from December 12, 2007 (inception) to December 31, 2007 and 2008.

The reports of UHY on the Company’s financial statements contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The term of UHY's engagement ended upon the completion of the audits referred to above.  There were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY would have caused it to make reference to the subject matter of such disagreements in its report on the Company’s financial statements for such periods.

Upon consummation of the acquisition, Beijing Wowjoint’s accounting firm, Sherb & Co. LLP, Certified Public Accountants & Consultants, is now the Company’s principal independent registered public accounting firm. The business address of UHY is 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong and the business address of Sherb & Co. LLP is 805 Third Avenue, New York, NY 10022.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Selected Historical Consolidated Financial and Operating Data of Wowjoint” beginning on page 91 and “Unaudited Pro Forma Combined Financial Statements” beginning on page 113, which are incorporated herein by reference.

B.  Capitalization and Indebtedness

As of March 5, 2010, the Company had 7,936,199 ordinary shares; 7,250,990 warrants, each to purchase one ordinary share; and 13,766 units, consisting of one ordinary share and one warrant; issued and outstanding. It also had one unit purchase option outstanding to purchase 225,000 units.  Beijing Wowjoint  had approximately $10,000,000 of current liabilities as of August 30, 2009.  Beijing Wowjoint had short term loans of $730,994 under a revolving operating line of credit as of February 28, 2010.

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

The risks associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 18 and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

The Company is a Cayman Islands exempted company that was incorporated on December 12, 2007 to acquire one or more operating businesses that has its principal operations located in the People ’s Republic of China through a share exchange, asset or share acquisition, plan of arrangement, recapitalization or other similar type of transaction. The registered office of the Company is at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYI-1112, Cayman Islands and the registered agent of the Company is Offshore Incorporations HK Limited, 9th Floor, Ruttonjee House, 11 Duddell Street, Central, Hong Kong.  The address of the Company’s principal executive office is Wowjoint Holdings Limited, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

On February 22, 2010, the Company consummated its acquisition of Wowjoint pursuant to the terms of the Share Purchase Agreement (as defined in Item 1A of this Report), which required the subsequent completion of certain filings with Hong Kong and Cayman Islands governmental authorities, which were filed on March 5, 2010. The material terms of the Share Purchase Agreement are contained in the Company’s Proxy Statement, in the sections entitled “The Acquisition Proposal,” beginning on page 54, and “The Share Purchase Agreement,” beginning on page 63, which information is incorporated herein by reference. Further, the information set forth in Item 10C of this Report is incorporated herein by reference.

In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.

After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million will be retained by the surviving company which will be used for its working capital purposes.

             After giving effect to the issuance of 5,700,000 ordinary shares to Wowjoint’s shareholders (of which 3,696,735 shares will be held in escrow to be released to them on February 22, 2014), the redemptions and the forward contract payments, there are currently 7,936,199 ordinary shares of China Fundamental outstanding as of March 5, 2010, along with  7,250,990 warrants, each to purchase one ordinary share, and 13,766 units, each consisting of one share and one warrant.  In addition, there was one unit purchase option outstanding to purchase 225,000 units.

B. Business overview

All of the Company’s operational business will be conducted through Beijing Wowjoint Machinery Co. Ltd., and its associated companies.  Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Information About Wowjoint” beginning on page 83 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wowjoint” beginning on page 93, which information is incorporated herein by reference.

C. Organizational structure

Reference is made to the disclosure contained in the Proxy Statement in the Section entitled “Summary – The Companies – Wowjoint Corporate Structure After the Acquisition”, which includes on page 7 a post-business combination organizational chart of the Company, which information is incorporated herein by reference.

D. Property, plants and equipment

The Company’s executive offices are located at Wowjoint Holdings Limited, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.  In addition, Beijing Wowjoint currently occupies three separate facilities in the People’s Republic of China with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China is where design, engineering and manufacturing activities take place. Beijing Wowjoint’s marketing and sales teams are housed in the other building in the west district of Beijing, China. Of the total space, Beijing Wowjoint owns one facility with an area of 143,517 square feet and leases all of its remaining space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the disclosure contained in the Proxy Statement in the section entitled “Information About Wowjoint” beginning on page 83, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wowjoint” beginning on page 93, and the section entitled “Unaudited Pro Forma Combined Financial Statements” beginning on page 113, which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The directors and executive officers of the Company upon the consummation of the transactions contemplated by the Share Purchase Agreement are described in the section of the Proxy Statement entitled “Directors, Management, Corporate Governance and Compensation” beginning on page 120.  All such information is incorporated herein by reference.

Compensation

The executive compensation of the Company’s executive officers and directors is described in the Proxy Statement in the section entitled “Directors, Management, Corporate Governance and Compensation – Executive Compensation” beginning on page 127, which information is incorporated herein by reference.

Board Practices

Information about the Company’s corporate governance practices are described in the Proxy Statement in the section entitled “Directors, Management, Corporate Governance and Compensation” beginning on page 123. In addition, the Company’s Board of Directors intends to adopt committee charters governing  the practices of the Company’s audit committee, nominating committee and compensation committee and to appoint the members of such committees.

Employees

As of March 8, 2010, Beijing Wowjoint had approximately 201 full-time employees, including 58 technical and R&D staff, 15 sales personnel, 57 manufacturing staff, 13 quality control personnel and 11 purchasing personnel. Since its incorporation in 2004, Beijing Wowjoint has substantially increased its headcount and believes it has a good relationship with its employees.

Share Ownership

Ownership of the Company’s shares by executive officers and directors upon consummation of the acquisition is reflected in the Beneficial Ownership of Securities chart included in Item 7A of this report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s Ordinary Shares, by:

•	each person who is the owner of more than 5% of the Company’s ordinary shares outstanding after the consummation of the acquisition;

•	each person who became an executive officer or director of the Company upon consummation of the acquisition; and

•	all of the Company’s directors and executive officers as a group.

Information gives effect to the issuance of the 5,700,000 ordinary shares that were issued upon the closing of the acquisition, but not to the 500,000 ordinary shares that are issuable upon achievement of incentive targets.

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares
Realink Group Limited	4,349,100	54.71%
Yabin Liu(1) (2)	1,931,087	24.29%
Fude Zhang(1) (2)	1,718,590	21.62%
Yasheng Liu(1) (2)	466,224	5.86%
Liguo Liu(1) (2)	233,199	2.93%
Jibing Li(2)	-0-	—
Chun Liu(2)	-0-	—
Ralco Capital Limited(4)	788,415	9.55%
Chun Yi Hao(3)(4)	788,415	9.55%
Rising Year Group Limited(5)	776,583	9.41%
Hope Ni(3)(5)	776,583	9.41%
Amy Kong(2)	10,000	*
Paul Packer (6)	612,455	7.17%
Globis International Investments L.L.C.(6)	277,778	3.38%
Globis Capital Management L.P. (6)	334,667	4.05%
Globis Capital LLC(6)	334,667	4.05%
Globis Capital Partners L.P. (6)	251,344	3.07%
Globis Capital Advisors, L.L.C.(6)	251,344	3.07%
Globis Overseas Fund Ltd. (6)	83,333	1.04%
Oliveira Capital, LLC (7)	624,436	7.34%
Stephen M. Oliveira(7)	624,436	7.34%
Craig Andrew Samuel (8)	485,000	5.75%
All directors and officers as a group (7 individuals) (9)	5,137,515	62.23%

* Less than 1%

(1)
Mr. Yabin Liu is 44.40% holder of Realink Group Limited, a British Virgin Island company, and he has voting power and dispositive power with respect to 44.40% of the ordinary shares owned by Realink Group Limited. Mr. Liu is the sole director of Realink Group Limited. Mr. Fude Zhang is 39.52% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 39.52% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu is 10.72% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 10.72% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu is the younger brother of Mr. Yabin Liu. Mr. Liguo Liu is 5.36% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 5.36% of the ordinary shares owned by Realink Group Limited.  In addition, the shareholders of Realink Group Limited, have agreed that 3,696,735 of the ordinary shares held by them shall be held in escrow commencing as of the consummation of the acquisition. Such shares shall be held in escrow until February 22, 2014.  In addition, pursuant to an earn-out provision in the Share Purchase Agreement, the Company has agreed to issue to Realink Group Limited (“Realink”), one of shareholders of Beijing Wowjoint prior to the acquisition, up to 500,000 additional shares if certain performance targets are achieved by the Company.  The performance targets are set forth in the Proxy Statement in the Section entitled “Summary – The Acquisition”, beginning on page 8, which information is incorporated herein by reference.

(2)	Unless otherwise indicated, the business address of each of the individuals is Beijing Wowjoint Machinery Co., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist, Beijing 101118 P.R. China.
(3)	Unless otherwise indicated, the business address of each of the individuals is c/o Hope Ni, 38 Taitam Road, Pacific View, Block 4, Apartment 16B, Hong Kong.
(4)
Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited.  Includes warrants to purchase 305,556 ordinary shares.

(5)
Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited.  Includes warrants to purchase 305,556 ordinary shares.

(6)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The Schedule 13G, as amended on February 13, 2009, was jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) Globis Capital Partners, L.P., a Delaware limited partnership (‘‘Globis Partners’’), with respect to shares of Common Stock directly held by it (includes warrants to purchase 231,344 shares); (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (‘‘Globis Advisors’’), serves as the general partner of Globis Partners, with respect to shares of Common Stock directly held by Globis Partners (includes warrants to purchase 231,344 shares); (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (‘‘Globis Overseas’’), with respect to shares of Common Stock directly held by it (includes warrants to purchase 83,333 shares); (iv) Globis Capital Management, L.P., a Delaware limited partnership (the ‘‘Investment Manager’’), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas(includes warrants to purchase 314,677 shares); (v) Globis Capital, L.L.C., a Delaware limited liability company (‘‘GC’’), which serves as the general partner of the Investment Manager, with respect to shares of Common Stock directly held by Globis Partners and Globis Overseas (includes warrants to purchase 314,677 shares); (vi) Globis International Investments LLC, a Delaware limited liability company (“Globis International”) with respect to shares of Common Stock directly held by it (includes warrants to purchase 277,778 shares), and (vii) Mr. Paul Packer (‘‘Mr. Packer’’), who is the Managing Member of Globis Advisors, GC, and Globis International with respect to shares of Common Stock directly held by Globis Partners, Globis Overseas and Globis International (includes warrants to purchase 555,555 shares). The information was derived from a Schedule 13G/A filed on February 13, 2009.

(7)
Mr. Stephen Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Stephen Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956.  Includes warrants to purchase 555,555 shares.

(8)	The address of Mr. Samuel is 13990 Rancho Dorado Bnd, San Diego, CA 92130. Includes warrants to purchase 485,000 shares.
(9)	Includes warrants to purchase 305,556 shares.

B.  Related Party Transactions

Information regarding certain relationships and related party transactions of the Company and Beijing Wowjoint are described in the Proxy Statement in the section entitled “Certain Relationships and Related Party Transactions” beginning on page 130 and is incorporated herein by reference. Information regarding the independence of the Company’s directors is provided in the Proxy Statement in the section entitled “Directors, Management, Corporate Governance and Compensation – Corporate Governance – Director Independence” on page 123 and is incorporated herein by reference.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The description of the Company’s securities is contained in the Proxy Statement in the section entitled “Description of CFAC’s Securities” beginning on page 140 and is incorporated herein by reference.

 Information about the market price of the Company’s units, ordinary shares and warrants prior to the Business Combination is described in the Proxy Statement in the section entitled “Price Range of Securities and Dividends” on page 46 and incorporated herein by reference. The following table includes information of the high and low market prices of the Company’s units, ordinary shares and warrants for the period from October, 2009 through March 2, 2010:

	Warrants		Ordinary Shares		Units
	High	Low	High	Low	High	Low
October 2009	$1.00	$0.40	$7.72	$7.64	$8.40	$8.00
November	$1.40	$0.85	$7.79	$7.72	$10.35	$8.35
December	$1.50	$1.01	$7.90	$7.75	$9.00	$8.00
January 2010	$1.50	$1.05	$7.98	$7.50	$9.75	$8.50
February	$1.60	$1.05	$7.98	$6.80	$9.75	$9.75
March through March 2, 2010	$1.33	$1.21	$7.19	$7.19	$9.75	$9.75

Holders of the Company’s ordinary shares, warrants and units should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B. Plan of Distribution

                Not applicable.

C. Markets

               The Company’s ordinary shares, warrants and units are currently quoted on the Over-the-Counter Bulletin Board under the symbols CFQCF, CFQWF and CFQUF, respectively.  On March 1, 2010, the Company submitted an application for listing on the NASDAQ Global Market. There can be no assurance that the Company will continue to meet the NASDAQ Global Market listing requirements or the application will be approved.

D. Selling Shareholders

                Not applicable.

E. Dilution

                Not applicable.

F. Expenses of the Issue

                Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue 49,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.  As of March 5, 2010, there were 7,936,199 fully paid ordinary shares outstanding.  There were also 7,250,990 warrants outstanding, each to purchase one ordinary share, and 13,766 units outstanding, each unit consisting of one ordinary share and one warrant. In addition, there was one unit purchase option outstanding to purchase 225,000 units.

5,700,000 ordinary shares were issued to the shareholders of Wowjoint as of February 22, 2010 as consideration for all of the outstanding capital stock of Wowjoint   In addition, Realink will be issued up to 500,000 additional shares if certain incentive income targets are met prior to the third anniversary of the date of consummation of the acquisition.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s  second amended and restated memorandum and articles of association (“Memorandum and Articles”). The summary does not purport to be a summary of all of the provisions of its Memorandum and Articles and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Incorporation

The Company was incorporated in the Cayman Islands on December 12, 2007 under the Cayman Islands Companies Law (as amended) (the “Companies Law”).  The Company’s authorized share capital is 49,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.

Dividends and Voting Rights

The Company has not paid any dividends on its ordinary shares to date and it does not currently intend to pay cash dividends. The payment of any future dividends will depend on the Company’s revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends will be within the discretion of the Company’s board of directors.

Except for such voting rights that may be given to one or more series of preferred shares issued by the board of directors pursuant to the power granted by the Company’s articles of association or required by law, holders of ordinary shares will have exclusive voting rights for the election of the Company’s directors and all other matters requiring shareholder action. Holders of ordinary shares will be entitled to one vote per share on matters to be voted on by shareholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available therefore.

Special Meeting of Shareholders

The Company’s articles of association provide that special meetings of its shareholders may be called only by a majority vote of its board of directors, by its chief executive officer or by its chairman.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company’s articles of association provide that shareholders seeking to bring business before its annual meeting of shareholders, other than to nominate candidates for election as directors at the Company’s annual meeting of shareholders must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders. The Company’s articles of association also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude the Company’s shareholders from bringing matters before its annual meeting of shareholders.

Authorized but Unissued Shares

The Company’s authorized but unissued ordinary shares and preferred shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preferred shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company’s articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

The Company has entered into or will enter into agreements with its directors to provide contractual indemnification in addition to the indemnification provided in the Company’s articles of association. The Company believes that these provisions and agreements are necessary to attract qualified directors. The Company’s memorandum and articles of association also will permit it to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Cayman Islands law would permit indemnification. The Company intends to maintain a policy of directors’ and officers’ liability insurance that insures its directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures it against the Company’s obligations to indemnify its directors.

 C. Material Contracts

On February 22, 2010, the Company consummated its acquisition pursuant to the terms of the Share Purchase Agreement subject to the subsequent completion of certain filings with Hong Kong and Cayman Islands governmental authorities, which were filed on March 5, 2010. The material terms of the Share Purchase Agreement are contained in the Company’s Proxy Statement, in the sections entitled “The Acquisition Proposal,” beginning on page 54 and “The Share Purchase Agreement,” beginning on page 63, and are hereby incorporated by reference.

Prior to the extraordinary general meeting of shareholders of the Company on February 12, 2010 (the “Extraordinary General Meeting”), the Company entered into various agreements with shareholders who advised the Company that they would otherwise vote against the acquisition pursuant to which 620,730 ordinary shares of the Company were purchased and subsequently cancelled.

At the closing of the acquisition (the “Closing”) the Company acquired all the outstanding capital stock of Beijing Wowjoint from its shareholders for a total consideration of 5,700,000 ordinary shares of the Company that were issued as of February 22, 2010.  In addition, Realink Group Limited (“Realink”), one of the shareholders of Beijing Wowjoint, will be issued up to 500,000 additional shares if certain incentive income targets are met by the third anniversary of the Closing date.

At the Closing, an escrow agreement (the “Escrow Agreement”) was entered under the terms of the Share Purchase Agreement.  Pursuant to the Escrow Agreement, an aggregate of 3,696,735 shares will be placed in escrow by the shareholders of Realink (the “Escrow”).  The shares shall be held in the Escrow until February 22, 2014.

Effective at Closing, employment agreements were entered into with Yabin Liu, Fude Zhang, Liguo Liu and Yasheng Liu (“Employment Agreements”)  The material terms of the Employment Agreements are contained in the Company’s Proxy Statement, in the sections entitled “Directors, Management, Corporate Governance and Compensation – Employment Agreements,” beginning on page 128 and are hereby incorporated by reference.

All other material contracts governing the business of the Company are described elsewhere in this Report or in the information incorporated herein by reference.

 D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

 E. Taxation

Disclosure regarding United States federal income taxation is contained in the Company’s Proxy Statement in the sections entitled “Material United States Federal Income Tax Consequences of the Acquisition” beginning on page 72 and is incorporated herein by reference.

F. Dividends and Paying Agents

              The Company has no current plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by Experts

    Not applicable.

H. Documents on Display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Report. Please direct such requests to Amy Kong,  Wowjoint Holdings Limited, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

I. Subsidiary Information

    Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not have any instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

 Information regarding the Company’s securities is included in the Proxy Statement in the Section entitled “Description of CFAC’s Securities” beginning on page 140.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in the Proxy Statement beginning on page F-2, and the financial statements of Beijing Wowjoint, Authentic Genius Limited and its subsidiaries are included in the Proxy Statement beginning on page F-26, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1
Share Purchase Agreement, dated November 29, 2009, among China Fundamental Acquisition Corporation, and the other parties named therein (included as Annex A to the Proxy Statement and incorporated herein by reference).

3.1	Form of Second Amended Memorandum and Articles of Association (included as Annex B to the Proxy Statement and incorporated herein by reference).

4.1	Form of Escrow Agreement among China Fundamental Acquisition Corporation, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu, Liguo Liu and Mintz & Fraade, P.C.*

4.2	Employment Agreement, dated February 22, 2010 between Wowjoint and Yabin Liu. *

4.3	Employment Agreement, dated February 22, 2010 between Wowjoint and Fude Zhang. *

4.4	Employment Agreement, dated February 22, 2010 between Wowjoint and Liguo Liu. *

4.5	Employment Agreement, dated February 22, 2010 between Wowjoint and Yasheng Liu. *

4.6
Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu *

4.7	Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited *

4.8	Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. *

4.9
Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding  *

4.10
Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding  *

4.11
Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding  *

8.1	List of Subsidiaries*

* Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: March 8, 2010		Chief Executive Officer