Form 20-F
period 2009-12-31
Wowjoint Holdings Ltd
filed 2010-11-12
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from August 31, 2009 to December 31, 2009

Commission file number: 000-53233

Wowjoint Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd.
DESHENGMENWAI St, XICHENG Dist. Beijing 100088

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Ordinary Shares	NASDAQ Global Market
Warrants	NASDAQ Global Market
Units	NASDAQ Global Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the transition report: 5,320,312 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

WOWJOINT HOLDINGS LIMITED

Explanatory Note

On May 10, 2010, the Board of Directors of Wowjoint Holdings Limited (the “Company”) authorized a change of fiscal year end to December 31 from August 31.  As a result, the Company is required to file this transition report on Form 20-F (this “Transition Report”) for the transition period of August 31, 2009 to December 31, 2009.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “Wowjoint,” “we,” “us” or “the Company” refer to Wowjoint Holdings Limited (together with its subsidiaries and affiliated entities, except where the context indicates otherwise);

•	references to “CFAC” or “China Fundamental” refer to China Fundamental Acquisition Corporation, our former name;

•
references to “Beijing Wowjoint” refer to Authentic Genius Limited (“AGL”) and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”) and Giant Nova Holdings Limited;

•	references to the “acquisition” or the “business combination” refer to the purchase by China Fundamental of all of the outstanding shares of AGL and Giant Nova Holdings Limited on February 22, 2010;

•
references to the financial statements of Beijing Wowjoint, either audited or unaudited, refer to those of AGL and its consolidated subsidiary, BXFI and its variable interest entity, Beijing Wowjoint and Giant Nova Holdings Limited;

•
references to “our original shareholders” refer collectively to Chun Yi Hao, Hope Ni, Q.Y. Ma and Tan Xiao Wei, each of whom purchased China Fundamental shares and warrants prior to its initial public offering;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States; and

•	references to “public shareholders” refer to the holders of shares purchased in China Fundamental’s initial public offering.

FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Transition Report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Transition Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	changes in Chinese government’s anticipated infrastructure construction plans;

•	changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction;

•	changes in demand for customized heavy duty special construction machinery and equipment used in constructions of bridges, roads and railways;

•	the impact of inflation generally, as well as the rising costs of materials, such as steel;

•	loss of key customers;

•	changes in our operating expenses, partially attributable to fluctuating prices of raw materials such as steel;

•	changes in RMB exchange rate against major currencies that may negatively impact on the purchase of import materials or the export of finished products;

•	legislation or regulatory environments, requirements or changes adversely affecting the construction machinery and equipment businesses in which we are engaged;

•	statements about industry trends in construction machinery and equipment, including infrastructure development and economic growth factors affecting supply and demand;

•	economic conditions in China generally and in particular in the construction machinery and equipment markets in which we operate; and

•	geo-political events and regulatory changes.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Transition Report, or the documents to which we refer readers in this Transition Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated financial and operating data, are derived from our audited consolidated financial statements as of and for the four month period ended December 31, 2009 and our unaudited consolidated financial statements as of and for the four month period ended December 31, 2008; and our audited consolidated financial statements as of and for the fiscal years ended August 31, 2009 and 2008. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The audited consolidated statement of operations for the four months ended December 31, 2009 and the unaudited consolidated statement of operations for the four months ended December 31, 2008; the audited statement of operations and statement of cash flow data the four months ended December 31, 2009 and 2008; the audited statement of operations the fiscal years ended August 31, 2009 and 2008; the audited consolidated balance sheet data as of December 31, 2009 and the unaudited consolidated balance sheet data as of December 31, 2008; and the audited consolidated balance sheet data as of August 31, 2009 and 2008 are included elsewhere in this Transition Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Transition Report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes, if available, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Beijing Wowjoint” included elsewhere in this Transition Report.

Summary of statement of operation data:
(US$ in thousands except per share and operating data)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	(Unaudited)	Audited	Audited
Revenue	1,696	17,208	44,622	36,233
Gross profit	(4,469)	4,918	13,323	6,055
Operating income	(6,222)	4,210	10,897	4,359
Net (loss) income	(5,336)	3,509	9,784	3,939
Basic net income per share(1)	n/a	n/a	n/a	n/a
Diluted net income per share(1)	n/a	n/a	n/a	n/a

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:
(US$ in thousands)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	(Unaudited)	Audited	Audited
Net cash provided by (used in) operating activities	(1,224)	(522)	766	1,905
Net cash provided by/(used in) investing activities	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	19	260	(5)	537

Summary of balance sheet data:
(US$ in thousands)

	As of December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	(Unaudited)	Audited	Audited
Cash and cash equivalents	675	956	1,895	1,438
Working capital(1)	9,780	9,196	14,978	5,532
Total assets	24,800	28,166	29,920	33,688
Total shareholders’ equity	12,643	11,989	17,943	8,151

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Transition Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Spot Exchange Rate
Period	Period Ended	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8260	6.8295	6.8258
February	6.8274	6.8274	6.8274	6.8274
March	6.8258	6.8262	6.8270	6.8254
April	6.8270	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8305	6.8245
June	6.7807	6.8127	6.8323	6.7807
July	6.7740	6.7762	6.7807	6.7709
August	6.8012	6.7873	6.8069	6.767
September	6.6895	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6903	6.6397
November (through November 5)	6.6622	6.6766	6.6906	6.6622

Source: Federal Reserve Statistical Release
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.  Capitalization and Indebtedness

Not applicable

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

Risks Associated with Our Business and Industry

Actual overall risks or costs of our contracts may exceed our initial evaluation and lead to cost overruns, resulting in a reduction in revenues, lower profitability or even losses on such contracts.

We base a number of contracts in part on cost estimates that are subject to a number of assumptions, including assumptions about future economic conditions, cost and availability of raw materials and labor. However, these assumptions may prove to be inaccurate. In addition, we may not be able to reduce our costs through our cost management scheme. Any deficiencies in internal cost control or unreasonable price increases in raw materials could result in cost overruns.

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts. For the transition period ended December 31, 2009, and in the period since then, all of our revenues were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company, we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in cost exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

Some of our contracts contain price adjustment clauses, which allow us to recoup additional costs incurred as a result of unexpected increases in raw material costs. However, we are typically required to bear a portion of the increased costs. From time to time, we may be required to perform extra or “change order” work under our contracts despite the absence of prior agreements with our customers on the scope or price of the work to be performed. Even though our contracts generally contain adjustment clauses for customers to pay for the extra work, we may be required to fund the cost of such work until the change order is approved and funded by the customer. We account for the costs of contract performance pending approval and funding of a change order by a customer by temporarily recording such costs as deferred cost and then adjusting to cost of sales in the period when revisions to a sale contract are determined. In addition, the performance of the extra work may cause delays in our other contract commitments and may have a negative impact on our ability to meet specified deadlines.

We rely on third parties to complete part of our equipment manufacturing, which may be adversely affected by the sub-standard performance or non-performance of such third parties.

We typically engage third-party subcontractors to perform a portion of the work under our contracts, in order to minimize the need to employ a large workforce that includes skilled labor and semi-skilled labor, as well as to maximize our-cost efficiency and flexibility. However, we may not be able to monitor the performance of these subcontractors as efficiently as our own in-house staff. In addition, our inability to engage qualified subcontractors could affect our ability to maintain the quality of our products. Subcontracting exposes us to risks associated with non-performance, delayed performance, or sub-standard performance by subcontractors. We may also suffer losses or a lesser profit margin if the amounts we pay our subcontractors exceeds our original estimates. As a result, we may experience deterioration in quality or delays with respect to the delivery of our equipment, incur additional costs due to the delays or at a higher price in sourcing the services, or be subject to liability under the relevant contract for our subcontractor’s performances. Such events could impact upon our profitability, financial performance and reputation, and result in litigation or damage claims.

We may experience delays in collecting accounts receivable, receiving progress payments or the release of retention money by our customers, which may affect our liquidity.

Like other companies in the construction and construction equipment industry in China, we typically receive progress payments from our customers with reference to the value of work completed at specified milestones, as well as receiving final payments upon the delivery of complete equipment. We receive installment payments in the process of equipment manufacturing and usually a significant percentage of contract value would be billed upon the delivery of the equipment to our customers.

Usually, we are either requested by our customers to secure a letter of credit issued by a licensed commercial bank or a portion of the contract value is withheld by the customer as retention money, normally 5% to 10%, to be paid or released after the warranty period (generally one year after the completion of the respective equipment and products).

In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day to day operations. There can be no assurance that amounts due under accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.

Our revenues depend on gaining new customers and we do not have long-term purchase commitments from our customers.

Our revenues result from individual equipment sales, which produce limited amount of ongoing revenues from equipment maintenance and other services. In order to maintain and expand our business, we must be able to replenish new orders in our pipeline on a continuous basis. Our potential customers could choose products of our competitors instead. Should they do so, we could suffer a decline in revenues and profitability.

We expect to rely increasingly on our proprietary products and if we become involved in an intellectual property dispute, we may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations.

Our business is based on a number of proprietary products, which are protected by patents filed in the PRC. We expect our future growth will rely on these proprietary products to meet customers’ demands. For example, given the expansion of China’s rail system into mountainous and heavily forested areas, we expect that sales of our integrated launching gantry, which is designed and well suited for such terrain, to represent an increasing portion of our overall sales in the next several years. However, if third parties should infringe on any of our intellectual property rights, regarding the patents on our integrated launching gantry, or other products, as has happened on several occasions, we may need to devote significant time and financial resources in legal actions brought through the China court system to attempt to halt the infringement. For example, there is currently one ongoing lawsuit in the Beijing appeals court which we have filed in connection with infringements of our patents. An earlier ruling of this lawsuit ended in our favor, whereby the Beijing court awarded us RMB 1.0 million.  A second lawsuit that is also being heard by a court in Beijing, was recently settled, whereby we agreed to grant the infringing party the use of our patent in return for it entering into a multi-year contract with us. Conversely, in the event of an infringement claim by third parties against us, we may be required to spend a significant amount of time and financial resources to defend against such claim. However we may not always be successful in lawsuits which we initiate or in defending ourselves against claims made against us by others. Moreover, any litigation could result in substantial costs and diversion of our management resources and could materially and adversely affect our business and operating results.

We currently rely upon receiving an adequate supply of raw materials at acceptable prices and quality in a timely manner.

The success of our operations depends on our ability to obtain sufficient quantities of raw materials and supplies at acceptable prices and quality in a timely manner. We have historically relied on a few suppliers and should we subsequently lose any of these suppliers, we will be forced to seek other suppliers. Such suppliers may be difficult to replace. We are exposed to the market risk of fluctuations in certain commodity prices for raw materials and supplies, such as steel and electronic parts utilized in our products. The price and availability of such raw materials and supplies may vary significantly from year to year due to factors such as China’s import restrictions, consumer demand, producer capacity, market conditions and costs of materials. We do not have long-term contracts with our suppliers or guarantees of supply. Should the prices of raw materials rise, we may experience lower than expected profit margins on our existing contracts.

We may be exposed to potential product liability claims, which may affect our profitability and result in damages to our reputation.

A majority of our products are large scale heavy duty machines, which require skilled labor to operate. Failures in the design, quality control, installation and assembly, and operation of these machines, as well as accidents, geological catastrophes and other construction field hazards, may result in injuries to personnel, losses of lives and damages to property despite repeated testing by us before and after delivery of these machines to our customers. Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims and we currently do not carry product liability insurance. In the event a product liability claim is brought against us, the lawsuit may, regardless of merit or eventual outcome, result in damages to our reputation, loss of contracts, inhibit our ability to win future contracts, and lead to substantial costs in litigation, product recalls and loss of revenue.

China’s financial markets are not as sophisticated as markets in developed countries and regions, such as the United States, European Union, Hong Kong, Taiwan and Singapore. The choice and selection of insurance policies to cover the potential liability of our products may not be widely available, which may result in our inability to obtain adequate insurance coverage against product liability risks.

Our success depends on stringent quality controls and timely delivery of our products, and failure in such could adversely impact our financial performance and result in damages to our reputation.

We design, manufacture and install our products based on the specific requirements of each customer. Our ability in obtaining future orders depends upon our ability to maintain and uphold the performance, reliability and quality standards required by our customers. We may experience delays in the collection of accounts receivables, additional expenses in warranty and maintenance services, and reduced, cancelled or discontinued orders. Additionally, performance, reliability or quality claims by our customers, with or without merit, could result in costly and time-consuming litigation, which would require significant time and attention of management and may result in significant monetary damages.

We depend upon customers concentrated in the infrastructure construction industry. A reduction in government spending in infrastructure development could adversely affect our performance.

From a macro-economic perspective, a major risk we face is the relatively large reliance on the PRC government's investment in transportation and infrastructure sectors. The PRC government's judgment on the national economic conditions and expectations on the economic development trend together with the utilization status of existing infrastructures and the expected needs for future expansion, may result in changes in public budget for infrastructure development, especially in the investment scale in transport infrastructure such as railways and highways, and in the outsourcing volume of infrastructure construction projects by the government bodies, which may pose an adverse impact on our business volume.

The majority of our sales are generated from customers involved in the construction of railways and highways. In particular, China Railway Construction Corporation, China Railway Group Limited, China Communications Company Limited and Sinohydro Corporation have accounted for a sizeable portion of our total revenues in recent years. For example, in the four months ended December 31, 2009, China Communications Group accounted for 98% of our total sales.  In the four months ended December 31, 2008, China Railway Group accounted for 69% of our total sales.  In the year August 31, 2009, China Communications Group and China Railway Group accounted for 46% and 16%, respectively, of our total sales. In the year ended August 31, 2008, China Communications Group, China Railway Construction Corporation, China Railway Group and CRCC (12th bureau) represented 26%, 20%, 15% and 13%, respectively, of our total sales. Any reduction or delay in the capital spending by these companies or in the PRC’s infrastructure development could cause a significant decline in our sales and profitability.

Our current products are custom-made for specific projects. A majority of our revenues is non-recurring, which provides no guarantee of future success.

We are a solution provider of customized heavy duty large scale equipment for infrastructure construction projects. Each of our products is relatively unique to the construction projects in which it is designed to operate. Although most designs provide flexibility and capacity to be modified, we are usually engaged by our customer on a per project basis. Thus, a majority of our sales are non-recurring in nature and often do not result in repetitive purchases. For example, in the year ended August 31, 2009, approximately 89% of our contracts were considered non-recurring in nature. Accordingly, there can be no assurance that our sales and profitability are sustainable in the future.

Our plans to enter the international construction machinery and equipment market may not prove successful.

To date, we have conducted the majority of our business within China. We have been exploring business opportunities in selected markets outside China and strategically expanding our global footprint. Expansion into new markets outside China exposes us to substantial risks, such as currency fluctuations, regulatory problems, punitive tariffs, trade embargoes, differences in general business environments, higher competition from established incumbent players in these markets, legal and regulatory requirements, potential adverse tax consequences, insufficient experience dealing with local payment and business practices, competition and protectionism. In addition, the additional demands on our management from these activities may detract from efforts in the domestic Chinese market, causing our operating results in China to be adversely affected.

We  may not be able to retain, recruit and train adequate management and engineering personnel, and our inability to attract and retain qualified personnel may limit our developments.

Our success is dependent to a large extent on our ability to retain the services of our executive management personnel, who have contributed to our growth and expansion. The industry experience of our executive officers, directors and other members of our senior management is essential to our continuing success. Accordingly, the loss of their services, particularly those of Mr. Yabin Liu and Mr. Fude Zhang, may be difficult to replace and could have an adverse affect on our operations and future business prospects.

In addition, our continued operations are dependent upon our ability to identify and recruit adequate engineering personnel in China. We require trained graduates of varying levels of experience and a flexible work force of semi-skilled operators. Given the current rate of economic growth in China, competition for qualified personnel will be substantial. Wage rates that we must offer our employees to retain qualified personnel may not enable us to remain competitive.

Wowjoint currently enjoys certain preferential tax treatment in China; there can be no assurance that this will continue.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies were subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which consisted of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next five years or until the tax holiday term is completed, whichever is sooner.

We currently qualify as a High Technology company which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government, and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We have received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007 through August 31, 2009. The approved income tax rate for the company is 7.5%. The reduced income tax rate was applicable until December 31, 2009. Our current income tax rate is 15%.

Our business and financial performance may be adversely affected if the PRC government reduces or postpones public spending on infrastructure construction.

Our largest customers are business entities such as project and construction companies established and directed by the central and local governments of the PRC. The future growth of the infrastructure construction industry in China depends primarily upon the continued need for major infrastructure projects. The nature, extent and timing of those projects will, however, be determined by the interplay of a variety of factors, including the PRC government’s spending on infrastructure in China, as well as the general conditions and prospects for China’s economy. Since the majority of funding for infrastructure construction projects in China comes from governmental budgets, implementation of the projects relies, to a significant degree, on the PRC government’s public policies and spending. Changes in public policies or government budgets may therefore impact our business operations and financial performance.

The PRC government’s spending on infrastructure has historically been, and will continue to be, cyclical in nature and vulnerable to China’s economic growth and direction. The PRC government has, in recent years, implemented various policies in an effort to control the growth rate of certain industries and to limit inflation, which has affected the level of public spending on infrastructure construction projects. A significant decrease or delay in public spending on infrastructure construction in China could reduce the number of available construction projects, which in turn could reduce the demand for heavy duty construction equipment, and thus reduce the market demand for our core business.

If we cannot compete successfully for market share against other non-standard construction equipment and machinery companies, we may not achieve sufficient revenues and our business could suffer.

The market for our products and services is characterized by intense competition and rapid technological advances. Our products and services compete with a multitude of products and services developed, manufactured and marketed by others. We will also compete with new market entrants in the future. Existing or future competing products may be of higher quality, contain more sophisticated technology, provide greater utility or lower costs and other benefits, or may offer comparable performance at a lower cost. We must therefore continue to develop innovative new solutions and products for our customers to remain competitive. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business could suffer.

We are subject to increasing environmental regulations

Our facilities, operations and products are subject to increasingly stringent environmental laws and regulations, including laws and regulations governing emissions to air, discharges to water and the generation, handling, storage, transportation, treatment and disposal of general, non-hazardous and hazardous waste materials. While we believe we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations or under present laws and regulations or those that may be adopted or imposed in the future.

Wowjoint may face risks related to health epidemics and other outbreaks, which could adversely affect our operations.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on our business operations.

Risks to Our Organization

Affiliates of Realink Group Limited, or Realink, beneficially own a majority of our voting shares.

Affiliates of Realink Group Limited, or Realink, may be deemed to beneficially own approximately 54.7% of our voting power. Because of its control of our voting power, Realink is able to indirectly exert considerable influence and control over us, including the appointment of management and the outcome of all matters requiring shareholder approval. Realink’s affiliates may be able to cause, prevent or delay a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. In addition, because affiliates of Realink may substantially determine the outcome of a shareholder vote, Realink’s affiliates could deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of us, and that voting control could ultimately affect the market price of our ordinary shares.

Prior to China Fundamental’s acquisition of Beijing Wowjoint in February 2010, China Fundamental had no operations, and Beijing Wowjoint had not operated as a public company. Fulfilling our obligations incidental to being a public company has been, and will continue to be, expensive and time consuming.

Prior to China Fundamental’s  acquisition of Beijing Wowjoint in February 2010, China Fundamental had no operations, and Beijing Wowjoint had not operated as a public company. Each of China Fundamental and Beijing Wowjoint had maintained relatively small finance and accounting staffs. Although China Fundamental had maintained disclosure controls and procedures and internal control over financial reporting as required under the Federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to a business such as Beijing Wowjoint with its substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), we have been implementing additional corporate governance practices and adhering to a variety of reporting requirements and complex accounting rules. Compliance with these obligations has required significant management time, placed significant additional demands on our finance and accounting staffs and on our financial, accounting and information systems, and has significantly increased our insurance, legal and financial compliance costs and other expenses. In addition, we have also been implementing corporate governance practices of public companies. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. While we cannot yet accurately predict the full extent of the additional costs we may incur or the timing of such costs, we anticipate that our additional annual cash needs as a result of being a public company will exceed US$1 million per annum. We have also been required to hire additional accounting and financial staff since the acquisition, including a new chief financial officer and comptroller, with appropriate public company experience and technical accounting knowledge, resulting in higher expenses. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the reports from our independent registered public accountant required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

We must comply with Section 404 of the Sarbanes-Oxley Act in a relatively short timeframe, which will require us to document and test our internal controls over financial reporting for fiscal 2010 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year 2010. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our share price. We may also incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

The price of our securities may continue to be volatile and may decrease in response to various factors, which could adversely affect our business and cause our shareholders to suffer significant losses.

Our securities are illiquid, and the prices of such securities have been and may continue to be volatile in the indefinite future. Only a limited market has developed for the purchase and sale of our securities. We cannot predict how liquid the market for our securities might become. Therefore, the purchase of our securities must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. Because there is a limited public market for the resale of our securities, investors in our securities may not be able to liquidate their investments, and our securities may not be acceptable as collateral for a loan.

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through November 5, 2010 were $8.00 and $2.50, and the high and low prices of our warrants for the same period were $2.10 and $0.05, respectively. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	changes in our industry;

•	competitive pricing pressures;

•	our ability to obtain working capital or financing;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons, whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our shares;

•	sales of our shares;

•	our ability to execute our business plan;

•	operating results which fall below expectations due to lower than expected revenues, higher than anticipated expenses or other factors;

•	loss of any strategic relationship;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations which are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities.

Because we do not intend to pay dividends on our shares, shareholders will benefit from an investment in our shares only if our shares appreciate in value.

We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deem relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value.

Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our securities to decline.

The ability of our security holders to sell substantial amounts of our securities in the public market creates a circumstance commonly referred to as an “overhang” and in anticipation of significant sales the market price of our securities could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Exercise of our outstanding warrants could decrease our share price.

If our outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants may cause investors to assume that there will be additional ordinary shares outstanding that were purchased at the warrant exercise price, which that will likely be below our then current  share price. That possibility could reduce the market price of our ordinary shares.

Prior to the consummation of its initial public offering, China Fundamental issued 1,944,444 warrants at a price of $0.90 to affiliates of the management of China Fundamental and other institutional investors. The shares underlying the private placement warrants are being registered pursuant to a registration statement on Form F-1, initially filed with the SEC on May 3, 2010, and the prospect that these warrants may be exercised for $5.00 may reduce the market price at which the our ordinary shares trade.

In addition 1,064,063 ordinary shares and the same number of warrants which were originally purchased by China Fundamental’s management prior to the initial public offering were held in escrow until August 22, 2010 (i.e., six months after the closing of the business combination). The release and registration of these securities have increased our public “float”, which may cause a decrease in our share price.

Outstanding private placement warrants to purchase an aggregate of 1,944,444 ordinary shares became exercisable after the business combination on February 22, 2010. If they are exercised, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price.

If certain performance targets are met, up to 500,000 earn-out shares will be issuable. “Market overhang” from these ordinary shares as a result of that potential dilution could reduce the market price of the ordinary shares.

If certain performance targets are met, up to 500,000 earn-out shares will be issuable to the shareholders of Realink.  In particular,

•
200,000 earn-out shares will be issued in the event that our closing price per share is at or above $10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date.

•
200,000 earn-out shares will be issued in the event that our closing price per share is at or above $13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date.

•
100,000 earn-out shares will be issued in the event that our average daily trading volume is no less than 200,000 ordinary shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date.

If these shares are issued, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price for our securities.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the U.S. Securities Act of 1933, we may redeem all of our outstanding warrants at any time at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption if, and only if, the last sale price of our shares equals or exceeds $10.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Calling all of our outstanding warrants for redemption could force the warrant holders:

•	to exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;

•	to sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or

•	to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our warrant holders may not be able to exercise their warrants, which may create liability for us.

Holders of the warrants issued in our initial public offering and private placement will be able to receive ordinary shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have agreed to use our best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and we intend to comply with such agreement, there can be no assurance that we will be able to do so. In addition, some states may not permit us to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to qualify the underlying securities for sale under all applicable state securities laws. Since our obligations in this regard are subject to a “best efforts” standard, it is possible that, even if we are able to successfully assert a defense to a claim by warrant holders due to the impossibility of registration, a court may impose monetary damages on us to compensate warrant holders due to the change in circumstances that led to us being unable to fulfill our obligations.

The Company may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in our ordinary shares to adverse tax consequences.

Depending upon the value of our ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we are not or will not become classified as a PFIC.  If we were to be classified as a PFIC in any taxable year, a U.S. Holder (as defined in "Taxation – United States Federal Income Tax Considerations) would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States corporation that does not distribute all of its earnings on a current basis.  Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares.  For more information see the section titled “Taxation – Certain U.S. Federal Income Tax Considerations”.

We may be classified as a “resident enterprise” under PRC Enterprise Income Tax Law, or “EIT Law,” and be subject to PRC taxation on its worldwide income.

China passed a new EIT Law effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementation rules to the EIT law define “de facto management bodies.” Further, on April 22, 2009, the PRC State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of their De Facto Management Bodies (“Notice 82”). However it remains unclear how the PRC tax authorities will interpret and implement such rules. Our senior management will primarily be located in the PRC, and almost all of our revenues currently arise from our operations in China.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, as well as Notice 82, dividends paid to us are each treated as a “resident enterprise” under EIT Law and may qualify as “tax-exempt income,” and withholding tax may be exempted in this case. However, due to the uncertainty about how the PRC tax authorities will interpret and implement the above-mentioned new rules, such dividends may be subject to withholding tax (generally at a rate of 10% or, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income is applicable, 5%). Finally, the new “resident enterprise” classification could result in a 10% PRC tax being imposed on dividends we pay to our non-PRC security holders that are not PRC tax “resident enterprises” and gains derived by them from transferring our securities, if such income is considered PRC-sourced income by the relevant PRC tax authorities.

It is unclear how the relevant governmental authorities will interpret and implement the laws and regulations pertaining to offshore and cross-border taxes. Given this uncertainty, there is a risk that we could be subject to unfavorable tax treatment.

If any such PRC taxes apply, a non-PRC security holder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such security holder’s domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

All of the Company’s operational business is conducted through Beijing Wowjoint Machinery Co. Ltd., and its associated companies.

Beijing Wowjoint was founded in March 2004 by Mr. Yabin Liu and Mr. Fude Zhang. Our management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  Our equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China. From 2005 to 2008, Wowjoint equipment has been deployed in the construction of the Guangdong express railway, the Beijing to Tianjin intercity high-speed passenger train line, the Shijiazhuan to Taiyuan express railway, the Fuzhou to Xiamen high-speed railway, the Zhengxi intercity train line, the Wuhan to Guangzhou high-speed railway, the Beijing-Shanghai railway and the Harbin to Dalian high-speed railway, the Shijiazhuang to Wuhan railway, the Beijing to Shijiazhuang railway, the Shanghai-Hangzhou railway and the Chang-Jiu intercity railway projects. We have also recently begun to export our equipment to the United States, the Middle East and the European markets in relatively small volume.

China Fundamental Acquisition Corporation (“CFAC”), the predecessor of Wowjoint, is a Cayman Islands exempted company that was incorporated on December 12, 2007 to acquire one or more operating businesses that has its principal operations located in the People’s Republic of China through a share exchange, asset or share acquisition, plan of arrangement, recapitalization or other similar type of transaction. The registered office of the Company is at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYI-1112, Cayman Islands and the registered agent of the Company is Offshore Incorporations HK Limited, 9th Floor, Ruttonjee House, 11 Duddell Street, Central, Hong Kong.  The address of the Company’s principal executive office is Wowjoint Holdings Limited, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing.

In May 2008, CFAC completed a private placement of 1,944,444 warrants to certain private placement investors, as a result of which CFAC received net proceeds of $1.75 million.  On May 21, 2008, CFAC consummated its initial public offering of 3,750,000 units. Each unit in the offering consisted of one ordinary share and one share purchase warrant, entitling the holder to purchase one ordinary share at an exercise price of $5.00. On May 27, 2008, the underwriters of CFAC’s initial public offering exercised their over-allotment option for an offering of an additional 506,250 units. CFAC received total net proceeds of approximately $33.9 million from its initial public offering. CFAC’s ordinary shares and warrants started trading separately as of July 23, 2008.  Other than its private placement, initial public offering and the pursuit of business combination opportunities, CFAC did not engage in any other business until November 2009.

On November 30, 2009, CFAC entered into a share purchase agreement with Authentic Genius Limited (“AGL”) and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”) and Giant Nova Holdings Limited.  On February 22, 2010, pursuant to the terms of the Share Purchase Agreement dated November 30, 2009, China Fundamental acquired all of the issued and outstanding shares of Beijing Wowjoint held by its shareholders in exchange for 5,700,000 ordinary shares of China Fundamental. 3,696,735 of these shares were placed in escrow for a four year period ending February 22, 2014. In addition, shareholders of Beijing Wowjoint will be issued up to 500,000 additional ordinary shares if certain incentive targets are met. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.  After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million has been retained by the surviving company to be used for working capital purposes.

We subsequently filed our Second Amended and Restated Memorandum and Articles of Association in the Cayman Islands that removed provisions that, giving effect to the business combination with Beijing Wowjoint, were no longer applicable. We also changed our name to Wowjoint Holdings Limited.  Following the acquisition of Beijing Wowjoint, our principal place of business is now located at its offices at 1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng District Beijing, and our telephone number is +86 (010) 8957-9330.

B. Business overview

Overview

We believe that Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts in China, based on the range of major railway projects in which we have been involved or have been asked to bid on. We provide end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. Our main product lines include launching gantries, tyre trolleys, special carriers, integrated launching carriers, marine hoists and special purpose equipment. Our equipment and machinery are designed to overcome specific construction obstacles by meeting our customers, stringent engineering requirements wherever our products are deployed regardless of terrain, soil and climate conditions.

Wowjoint’s diverse and cost efficient product offerings incorporate proprietary designs which are recognized in China for their high levels of versatility, reliability and performance. Our products are marketed under the “Wowjoint” brand name both domestically and internationally. Our management’s core strategy is to leverage our expertise in research and development of customized products by providing solutions to our customers’ unique needs, as evidenced by our continuous introduction of new product lines since our inception. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing, and conduct most of our manufacturing operations in our ISO 9001 manufacturing facilities near Beijing, China.

Competitive Advantages

Based on our existing patents and technology, we believe that the founders of Beijing Wowjoint were among the first in China to introduce and promote the use of precast segmental concrete beam in the construction of elevated pavement in railways, highways. This construction technology, developed and practiced in Europe prior to being adopted by China, provides high efficiency and low cost to the construction of elevated pavement. Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

Leading Provider of Customized Heavy-lifting and Carrying Equipment

From 2006 to 2009, Beijing Wowjoint held a market share of approximately 25% or more in three of its product lines: special carriers, tyre trolleys, launching gantries, and a market share close to 100% of its latest innovative product, the integrated launching carrier. According to the Eleventh Five Year Plan (2006 - 2010), China is investing heavily in transportation infrastructure including railways, highways, and urban metro transit systems. In November 2008, China’s infrastructure sector was given a further boost with the announcement of an economic stimulus package totaling approximately $588 billion to be spent over a two year period, of which over $250 billion was dedicated to transportation infrastructure projects, according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery, notwithstanding a scaling back of government spending on infrastructure projects in the latter part of 2009 and in the first quarter of 2010.

Strong In-House Design Capabilities

We employ an innovative and systematic approach to engineering solutions and product design and manufacturing oversight. Our design and engineering team consists of members educated in top universities in China, with 10-15 years of industry experience on average. Based on our success in winning project bids, we believe that we have built a recognized brand name in the industry by introducing innovative solutions to the infrastructure construction industry in China . Our engineering team works closely with our customers in order to understand their technical and engineering requirements. We have been able to continuously introduce new equipment to enhance cost saving and time reduction in the construction of elevated pavement in highways and railways.

Well Established Blue Chip Customer Base

Wowjoint has well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK) and Sinohydro Corporation. Of these, all are current customers or past customers with whom we maintain an active dialogue.  China Communications Company and China Railway Group are more active current customers, accounting for 46% and 16%, respectively, of our total sales in the year ended August 31, 2009. In the year ended August 31, 2008, China Communications Company, China Railway Construction Corporation (16th bureau), China Railway Group and CRCC (12th bureau) accounted for 26%, 20%, 15% and 13%, respectively, of our total sales. Our blue chip customer base demonstrates our ability to deliver in large-scale demanding infrastructure projects.

Business Strategy

Our strategy is to further strengthen our position as a leading solution provider to China’s rapidly developing infrastructure construction industry by providing customized lifting and carrying solutions to our customers. Outside China, we intend to build on the strengths that have made us successful in China. We intend to focus on a number of strategic initiatives for growth:

Product Innovation – Wowjoint’s product innovation is vital to sustaining our future success. We have successfully introduced new products in the application of lifting and carrying equipment and have a pipeline of new products, including a railway and elevated road maintenance and inspection vehicle and self-loading container carriers, and we are seeking to develop new products to widen our customer base and expand our market share.

Increase of Production Capacity – We intend to expand our production capacity by investing in additional workshops and production lines and by working closely with existing outsourcing partners to increase their production capacity. We also intend to invest in technological upgrades to increase the efficiency of our current production process, while also reducing manufacturing costs.

Expand Market Presence and Penetration – We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including India, Russia, the Middle East and Latin America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobilifters for utilization in a highway construction project in Florida. Wowjoint believes that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

Selective Acquisition Strategy –We plan to broaden our market reach and reduce the cyclical nature of our business through selective acquisitions, joint ventures and strategic alliances. Although no potential acquisitions are contemplated at this time, we intend to consider potential acquisitions of railway maintenance and service related companies to expand our product offerings in the railroad and bridge maintenance equipment segment when such opportunities present themselves.

Product and Services

Wowjoint provides solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. We offer a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and our products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams and other heavy goods. Our products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Our major product categories include:

Production line	Sales for year ended August 31, 2009 US$	Percentage of total sales
Launching gantry	15,133,798	33.9%
Special carrier	10,620,441	23.8
Special launching carrier	4,263,381	9.5
Special purpose equipment	3,148,412	7.1
Tyre trolley	7,324,482	16.4
After-sales service	1,558,797	3.5
Service revenue	2,572,848	5.8
Total	44,622,159	100.0%

Launching Gantry – Wowjoint manufactures a wide variety of heavy duty launching gantries that are used for the erection of bridges and viaducts. They are designed to place precast reinforced concrete segments or beams on piers and are used for the construction of (1) segmental cantilevers, (2) segmental one in span by span, (3) T or hollow beams, and (4) complete box beams road viaducts and bridges. Each product is designed to solve certain construction obstacles and problems encountered by our customers in order to increase construction efficiency, reduce construction costs and shorten the construction period. Our gantries can carry weight from 80 metric ton to 1600 metric tons.

Tyre Trolley – Wowjoint designs and manufactures a wide variety of heavy duty tyre trolleys that move prefabricated concrete segments or beams and provide enhanced maneuverability in erected pavement construction sites.  The tyre trolleys provide flexibility to move prefabricated concrete beams into tightly confined spaces within the pavement surface and work well in tandem with our launching gantry. Our tyre trolleys can transport weight from 40 metric ton to 1600 metric ton.

Special Carrier – Our straddle carriers/Mobilifts offer an economical solution to handle bulky loads inside large sheltered places. They are also suitable for loading and unloading cargos in container terminals or steel plants.

Integrated Launching Carrier – Wowjoint designs and manufactures a variety of integrated launching carriers which combine the functions of the launching gantry, the tyre trolley, and the special carriers depending on the needs of our clients.  These integrated platforms provide a cost saving to our customers and are often designed to work in mountainous or other more difficult conditions.

Marine Hoist – Wowjoint’s marine hoists are capable of lifting a 20 metric ton to 1,500 metric ton boat or yacht out of the water and maneuvering them onto dry land for service or long-term storage, or for the transporting of boats and ships over dams.  Our marine hoists feature easy maintenance and minimum downtime, and provide flexibility to move boats into tightly confined spaces within a boat yard or marina.

Special Purpose Equipment – We manufacture a wide variety of special purpose lifting and carrying equipment according to each customer’s specific requirements. The container lifting equipment is designed to hoist, stack and transport any material or 60 metric ton ISO standard containers. The straddle carrier loads and unloads the container utilizing a pair of hydraulic powered cranes mounted at each end of the vehicle chassis. The special purpose equipment series includes telescopic spreaders for straddle carriers and straddle carriers for handling containers.

Our products can be shipped worldwide to our international customers. Our products can be dismantled into smaller components and fitted into any standard shipping container for shipping. Upon arrival at the destination construction site, the components can then be assembled back onsite by our experienced engineers.

Technical and After-Sale Services

Wowjoint’s team of experienced engineers and technician provides after-sales services to our customers.  After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 9.3% of Beijing Wowjoint's fiscal 2009 revenues.

Marketing, Sales and Customer Support

Our customers include the leading names in the infrastructure construction industry in China. Our management has developed long-standing relationships with target customers in the railway, subway and highway construction.  We also maintain relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize Wowjoint’s products. As of November 5, 2010, we had a dedicated marketing and sales team of 11 employees that proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We have begun to recruit sales agents outside China to promote our products in the United States and Europe.

Research and Development

We rely upon our innovative in-house R&D team for the introduction of new products. We also work closely with Beijing Jiaotong University, a well-respected academic institution with strong research and engineering capabilities in the fields of transportation engineering and construction in China.

We had 58 engineers and technicians as of November 5, 2010, representing 22.56% of our total employees as of November 5, 2010, which Management believes is a sufficient concentration of engineering and technical talent to sustain our growth and execute our business strategy.

Competition

Our competition comes mainly from China. Our main competitors are Beidaihe Tonglian Jixie Co., Ltd., China Railway Engineering Machinery Research & Design Institute, Zhengzhou Dafang Bridge-Machine Co., Ltd. and Zhengzhou Huazhong Building Machinery Co., Ltd. The principal competitive factors affecting our business include price, customer service and support, product availability, performance, functionality, brand reputation, reliability and product maintenance costs.

The engineering and manufacturing of heavy equipment is regulated by various agencies in China. The imposed licensing helps to limit new entrants into this industry.

Intellectual Property

All of our products are sold under the brands “北京万桥兴业”, “Beijing Wowjoint” and “Wowjoint”, which are widely known in the industry in China. We have registered the www.wowjoint.com domain name.

Patents and Licenses

The following table sets forth our registered patents:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Launching Gantry with Shorter Bridge	January 6, 2005	ZL 2005 2 0000044.0	Wowjoint	January 6, 2015

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Bi-Directional Driving Transporter	September 3, 2009	ZL 2009 20222388.4	Wowjoint	September 3, 2019

PRC	Cantilever Folding Slab mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	August 25, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Embracing device for fixing on pier	November 27, 2009	ZL 2009 20270273.2	Wowjoint	November 27, 2019

The following table sets forth Wowjoint’s patent applications:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date

PRC	Bi-Directional Driving Transporter (Invention)	Invention	Sept. 3, 2009	200910092201.8	Wowjoint	Sept. 30, 2012

PRC	Adjustable divided lifting device	Utility Model	Nov.20, 2009	200920258858.2	Wowjoint	Dec. 15, 2010

PRC	Adjustable divided lifting device	Invention	Nov.20, 2009	200910221555.8	Wowjoint	Dec. 10, 2012

PRC	Embracing device for fixing on pier	Invention	Nov.27, 2009	200910250127.8	Wowjoint	Dec. 27, 2012

PRC	Multi-function special launching carrier for mountain Area and its erection method	Invention	Mar.5, 2010	201010119279.7	Wowjoint	Mar. 5, 2013

PRC	Multi-function special launching carrier for mountain Area	Utility Model	Mar.5, 2010	201020125764.0	Wowjoint	Mar. 5, 2011

PRC	Movable supported launching carrier	Utility Model	Mar. 5, 2010	201020125755.1	Wowjoint	Mar. 5, 2011

PRC	Movable supported launching carrier and its erection method	Invention	Mar. 5, 2010	201010119289.0	Wowjoint	Mar. 5, 2013

PRC	Special Launching machine with seting platform and its erection method	Utility Model	May 19, 2010	201020205815.0	Wowjoint	May 19, 2011

PRC	Special Launching machine with seting platform and its erection method	Invention	May 19, 2010	201010185308.X	Wowjoint	May 19, 2013

PRC	Special launching carrier with movable platform and its erection method	Utility Model	Aug. 5, 2010	201020286817.7	Wowjoint	Aug. 5, 2011

PRC	Special launching carrier with movable platform and its erection method	Invention	Aug. 5, 2010	201010249633.8	Wowjoint	Aug. 5, 2013

PRC	Turning device for Launching Machine	Utility Model	Sept. 29, 2010	201020561809.9	Wowjoint	Sept. 29, 2011

USA	Bridge Deck Replacement Machine and the Method of Bridge Deck Replacement Using the Same		Apr. 30, 2010	12/771,370	Wowjoint	June 30, 2011

(1)
The patent applications relate to improvements on existing products either in appearance, structure or a combination of appearance and structure, to allow the product to be utilized more efficiently and effectively.

Permits and Licenses

The industry of engineering and manufacturing of heavy duty equipment is regulated for safety reasons. All companies involved in the engineering and manufacturing of heavy duty equipment are required to be licensed. The government agencies overseeing the issuance of licenses are the Committee of Safety for the Special Equipment of the State Quality Supervision Inspection and Quarantine and the Supervisor of Technical Quality.

As of December 31, 2009, Wowjoint had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment and one license to maintain and repair heavy duty lifting and carrying equipment. As of December 31, 2009, Wowjoint had one license pending.

Employees

We have 257 full-time employees as of November 5, 2010, including 58 engineers and technicians, 15 sales personnel, 57 manufacturing staff, 13 quality control personnel and 11 purchasing personnel. Since Beijing Wowjoint’s incorporation in 2004, we have substantially increased our headcount and we believe we have a good relationship with our employees.

Environmental and Other Regulations

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of any waste substance, charge fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring it to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce certain amounts of waste water, gas, and solid waste materials during the course of our production. We believe that our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to Wowjoint, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

C. Organizational structure

Wowjoint Corporate Structure

Wowjoint and our associated companies together form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, AGL is a Hong Kong incorporated company, BXFI, is a China incorporated Wholly Foreign Owned Enterprise (“WFOE”), and Beijing Wowjoint is a China incorporated domestic enterprise. In August, 2010, we successfully completed a reorganization of our corporate ownership structure replacing the variable interest entity contractual arrangement between Beijing Wowjoint and BXFI with a direct ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.

All of our business operations are conducted through Beijing Wowjoint.  On August 4, 2010, we announced that we had replaced the variable interest entity contractual arrangement discussed above between our PRC operating subsidiary, Beijing Wowjoint and our offshore holding company, BXFI with a direct equity ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.  Prior to the completion of the reorganization of our ownership structure, we did not have an equity interest in the business of Beijing Wowjoint and our business was operated through contractual arrangements with Beijing Wowjoint.  We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide and that our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure.

Authentic Genius has limited capitalization and no operations other than its holdings in BXFI, the sole shareholder of Beijing Wowjoint. Giant Nova Holding Limited is a company with limited capitalization holding the interests of the shareholders of Beijing Wowjoint, and it serves no other business operations purpose.

The shareholders of Giant Nova Holding Limited consist of Realink Group Limited (76.4%), Wowjoint International Limited (5.9%), PJ Landscape Co., Limited (4.6%), Mui Hoo Lui Chung (4.6%), Red Stone Investment Group Limited (4.6%) and Willing Co., Limited (3.9%).

All shares in AGL are held by Zhang Hui, a first cousin of Mr. Yabin Liu, our chief executive office and chairman of the board of directors.

Investors in Beijing Wowjoint consist of our Chairman and chief executive officer, Yabin Liu (37.8%); our chief technical officer and director, Fude Zhang (33.6%); our senior vice president of logistics and administration, Yasheng Liu (8.2%); our senior vice president of marketing and sales, Liguo Liu (4.1%); Anning Li (0.7%); Pingyi Wang (0.7%); Ting Ding (9.0%); and Beijing Wan Qiao Mechanical and Electrical Equipment Co., owned by non-executive management members of the company (6.0%).

D. Property, plants and equipment

The Company’s executive offices are located at Wowjoint Holdings Limited, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing 100088.  In addition, Beijing Wowjoint currently occupies three separate facilities in the People’s Republic of China with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China is where design, engineering and manufacturing activities take place. Beijing Wowjoint’s marketing and sales teams are housed in the other building in the west district of Beijing, China. Of the total space, Beijing Wowjoint owns one facility with an area of 143,517 square feet and leases all of its remaining space.

Facilities

Wowjoint currently occupies three separate facilities with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China, is where design, engineering and manufacturing activities take place. Our marketing and sales teams are housed in another building in the west district of Beijing, China. Of the total space, we own a facility of 143,517 square feet and lease all of our remaining space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Transition Report on Form 20-F. This Transition Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this Transition Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this Transition Report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

Wowjoint Holdings Limited, or Wowjoint, is a holding company whose primary business operations are conducted through Beijing Wowjoint.

Wowjoint, a Cayman Islands limited life company, was organized on December 12, 2007, as a blank check company under the name China Fundamental Acquisition Corporation for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in the People’s Republic of China, or PRC. To avoid being required to liquidate, as provided in its charter, CFAC needed to consummate a business combination by May 21, 2010.

Pursuant to the terms of the Share Purchase Agreement, China Fundamental acquired all of the outstanding securities of Beijing Wowjoint on February 22, 2010, and China Fundamental Acquisition Corporation was renamed Wowjoint Holdings Limited.

Prior to the business combination with Beijing Wowjoint, China Fundamental had no operating business, and Beijing Wowjoint had not operated as a public company.

We believe that Beijing Wowjoint is one of the leading solution providers in the construction of transportation infrastructure, specializing in the design, engineering and manufacturing of customized lifting and carrying equipment for the construction of railway, highway, subway and ports. Its diverse products are manufactured with proprietary designs and are marketed under the brand name of “Wowjoint”. Since its inception in March 2004, and continuing until the Chinese government reduced spending with respect to infrastructure related projects in the first quarter of 2010, Beijing Wowjoint had experienced significant growth.  After total net revenue increased 23.2% to US$44.6 million in fiscal year 2009 from US$36.2 million in fiscal year ended August 31, 2008, net revenues for the six month period ended June 30, 2010 were US$4.3 million as compared to US$24.8 million in the six month period ended June 30, 2009 representing a decrease of 82.66%. The decline in revenue is primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects in 2010. After net income increased 148.4% to US$9.8 million in fiscal 2009 from US$3.9 in fiscal 2008, the Company reported a net loss of $1.2 million for the six months ending June 30, 2010, compared to net income of $5.8 million for the six months ended June 30, 2009 representing a decrease of 120.69%. The decline in net income was also primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects in 2010, although recently, there have been indications that China’s fiscal policy is becoming more accommodating, resulting in an increase in government budgeting for large infrastructure projects and an increase in potential contract activity reflected in new contracts which the Company entered into between July, 2010 and September, 2010.

We believe that Beijing Wowjoint has maintained a strong market share in China with leading market positions in its four main product lines in the past three and a half years. Its product mix includes launching gantries, tyre trolleys, special carriers and integrated launching carriers collectively representing 83.5% of its total net revenue for the fiscal year ended August 31, 2009, compared to 92.9% for fiscal 2008. The market demand for these products has been growing in China due to rapid development of railway networks in China, which slowed in the first quarter of 2010 as a result of fiscal policies of the Chinese government reducing spending with respect to infrastructure projects, but has increased in the second and third quarters of 2010 along with a second shift in Chinese government fiscal policies. Major routes will include Shanghai-Kunming, Datong-Xian, and Lanzhou-Xinjiang. Beijing Wowjoint sees strong demand for its patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous regions. The integrated launching carrier offers the combined functions of the launching gantry, trye trolley and special carrier with the additional ability to go through tunnels while carrying precast concrete road segments. Beijing Wowjoint believes the upcoming railway construction already planned in China’s mountainous southwest and northwest regions, which is due to be completed by 2020 at the latest will create a strong demand for our integrated launching carrier, which we believe is well suited for such projects as it is specially designed for more mountainous and forested terrain of southwest China, and provides substantial cost savings versus purchasing a launcher, trolley, and carrier separately.

Beijing Wowjoint’s strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways and ports, while expanding its sales internationally. In the fiscal years ended August 31, 2009 and 2008, Beijing Wowjoint derived 2.5% and 4.3% of its total net revenues, respectively, from sales to international markets, including Russia, Germany, the United Arab Emirates and Italy.

The fiscal year ended August 31, 2009 was a turbulent year with the financial crisis in the middle of the fiscal year drastically changing the landscape of the global economy.

While economic activity continued to slow down in advanced economies during the first half of the fiscal year, China's economy continued to grow at a fairly robust rate, due in part to the strong fiscal stimulus program, of which a significant portion was directed towards public infrastructure, and in particular, rail infrastructure.  According to the National Bureau of Statistics, the stimulus package was $586 billion, of which 45%, or over $250 billion, was directed towards infrastructure, particularly in the first half of the year when increases in government spending were most apparent, resulting in more favorable terms, relatively quick turnaround and faster payment of invoices.

In light of such situation, our business grew in fiscal 2009, although China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country's economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects. During the fiscal year, we continued our efforts to increase sales of new equipment, realize sales at higher prices and reinforce our product support operations. As increased commodity prices pushed up the prices of materials used to produce our products, such as steel materials and other purchased parts, we worked to absorb such increased costs by slightly increasing the sale prices of our products and reducing production costs through improvements in production efficiency (such as by shortening the manufacturing time of products by utilizing newer equipment and achieving a more efficient layout in our facilities).

The effects of the policy of fiscal constraint initiated by the Chinese government in the latter part of 2009 resulted in a significant reduction of our revenues in the first and second quarters of 2010.  During the third quarter of 2010, the fiscal policies of the Chinese government became more accommodating, resulting in Beijing Wowjoint entering into contracts worth approximately $14.5 million between July and September, 2010.

Many of Beijing Wowjoint’s customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. Chinese economic growth has begun to slow in recent months as the impact of last summer's stimulus policies have started to fade, and as the PRC government has adopted measures designed to keep China's economy from overheating. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy.  Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting its results of operations.

Principal materials and components that Beijing Wowjoint uses in its various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, and a variety of other commodities and fabricated or manufactured items.  Extreme movements in the cost and availability of these materials and components may affect its financial performance.  Beijing Wowjoint has been able to successfully reduce input costs for many of its materials, although it remains concerned by the potential for steel prices to rise.  With the move of the major mining companies to reprice ore on a quarterly basis rather than annually, this will make steel purchasing more volatile.  At this point, it is difficult to predict the impact that such pricing actions may have on its business.

Basis of Presentation

The following discussion and analysis of Beijing Wowjoint’s financial condition and results of operations is based on the selected financial information at and for the years ended August 31, 2009 and 2008 and has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiary, BXFI and variable interest entity (“VIE”), Beijing Wowjoint, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this Transition Report.

On August 25, 2009, AGL, via its wholly owned subsidiary, BXFI, entered into contractual agreements with Beijing Wowjoint and its shareholders, by which BXFI is deemed the primary beneficiary of Beijing Wowjoint, and Beijing Wowjoint being a variable interested entity of AGL, is deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles (“GAAP”); as further described in “Wowjoint Corporate Structure”. According to GAAP, a variable interest entity is required to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.  The financial and operational results of Beijing Wowjoint and its branch are included in the consolidated statements of operations from the effective date of acquisition.

The assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•	Carrying amounts of Beijing Wowjoint and its branches, (the “VIE”) are consolidated into the financial statements of BXFI as the primary beneficiary (the “Primary Beneficiary” or “PB”);

•	Inter-company transactions and balances, such as revenues and costs, and receivables and payables, between or among the Primary Beneficiary and the VIE, are eliminated in their entirety;

•	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP. The basis of accounting differs from that used in the statutory accounts of Beijing Wowjoint, which are prepared in accordance with the accounting principles of PRC (“PRC GAAP”). Beijing Wowjoint’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”).

Consolidated Income Statements

The following table sets forth our financial results for the years ended August 31, 2009 and 2008 and the four months ended December 31, 2009 and 2008.

	Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2009	2008	2009	2008
		(unaudited)
Sales	1,324	17,134	44,622	36,233
Cost of goods sold	6,165	12,290	31,299	30,178
Gross (loss) Profit	(4,469)	4,918	13,323	6,055
General and administrative expenses	1,386	654	2,168	1,551
Selling expenses	366	54	258	145
Other expenses	56	82	274	48
(Loss) Income before income taxes	(6,277)	4,128	10,623	4,311
Income taxes - (benefit) expense	(942)	619	839	372
Net (loss) income	(5,336)	3,509	9,784	3,939

Description of Selected Income Statement Items

Sales.   Beijing Wowjoint generates revenue from the sales of customized heavy duty machines, including launching gantries, special carriers, tyre trolleys, integrated launching carriers, marine hoists, and other special purpose equipment, as well as from technical services provided for the modification and maintenance of these machines. Over the past three years, single quarters have sometimes accounted for a large percentage of our total annual revenues, reflecting the lumpiness of the construction equipment business, where order are typically large and require a long lead time for delivery.

Cost of goods sold.  Cost of goods sold consists of costs directly attributable to the manufacture of machines, including the cost of steel, electric control systems and hydraulic systems, such as hydraulics, cylinders, engine, salaries for labor engaged in production activities, electricity, depreciation, and related expenses. Costs directly attributable to technical services include parts and components purchased for the modification or maintenance of machines and salaries for labor engaged in providing such services.

General and administrative expenses. General and administrative expenses mainly include employee benefits, other administrative expenses, such as planning and financial and human resources, rent, office equipment depreciation, research and development expenses and allowance for doubtful accounts.  We expect general and administrative expenses to continue to increase.  We will incur additional expenses related to the costs of compliance associated with being a public company, including audit fees, legal fees and investor relations expenses since the acquisition has been consummated.

Selling expenses.  Selling expense is mainly comprised of payroll costs, employee performance incentives, travel/entertainment and other benefits associated with sales.

Other expense.  Other expense consists of interest expense on bank loans, banking expenses, foreign currency exchange loss on export sales and other expenses incurred not directly related to Beijing Wowjoint’s business operation.

Income taxes. Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Beijing Wowjoint is qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal 2009 and 2008. This rate ended on December 31, 2009. Starting January 1, 2010, Beijing Wowjoint is subject to a tax rate of 15% for three calendar years until December 31, 2012.

Factors Affecting Beijing Wowjoint’s Results of Operations and Financial Condition

Beijing Wowjoint’s financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC’s economic growth

Until the latter part of 2009, Beijing Wowjoint benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC.  During the fiscal years ended August 31, 2009 and 2008, Beijing Wowjoint derived 97.5% and 95.7% of its revenue from domestic sales in the PRC.  According to the National Bureau of Statistics of China, the PRC economy grew at a compound annual growth rate of approximately 12.1% from 1997 to 2007.  Beijing Wowjoint anticipates that the demand for its equipment in China will continue to increase as the Chinese government carries out its economic stimulus packages and the National Highway Plan. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on Beijing Wowjoint’s future performances as reflected by China initiating a policy of fiscal constraint in the latter part of 2009, which continued through the second quarter of 2010, to deliberately cool the country’s economy, including infrastructure investment, resulting in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, China’s economy grew at a slower 10.3% rate in the second quarter of 2010, down from the previous three months.

Competitive pricing of Beijing Wowjoint’s products

Beijing Wowjoint has been able to increase its gross profit margin through competitive pricing of its products and effective cost management. To increase sales volumes, Beijing Wowjoint’s pricing policy is to offer competitive pricing with relatively lower gross profit margin on certain product lines, if those product lines have higher competition and lower technical innovation. Beijing Wowjoint may also price its newly introduced products competitively in their first year of introduction in order to promote the market awareness of such products. In order to maintain price competitiveness and sales volumes, Beijing Wowjoint reviews its pricing strategy regularly to make adjustments based on various factors, including the market response, the expected product margin, the prices of its competitors’ products and the expected demand from customers.

Relationship with quality outsource contract manufacturers

In 2009, Beijing Wowjoint outsourced approximately 27.6% of its machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 28.0% of amount of cost of goods sold to contract manufacturers in 2008.  Beijing Wowjoint was able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated with Our Business and Industry.”

Effective cost management

The major raw materials used in the manufacturing of Beijing Wowjoint’s products are steel, electric control systems and hydraulic systems, such as hydraulics, cylinders and engines.  To meet its production requirements and maintain a reasonable profit margin, Beijing Wowjoint must obtain sufficient quantities of good quality materials from its suppliers in a timely manner and at commercially reasonable prices.  Beijing Wowjoint believes that it will be able to offset a portion of any such increased costs through improvement in its production efficiency and improved economies of scale. Historically, Beijing Wowjoint has been successful in reducing the cost of raw materials as a percentage of the cost of sales. Beijing Wowjoint seeks to capitalize on its purchasing and bargaining power to continue to obtain favorable prices from its major suppliers. Beijing Wowjoint uses a cost-plus pricing policy to determine the sales prices of its products.

Level of income tax and preferential tax treatment

Beijing Wowjoint’s profit is affected by the income tax that it pays and any preferential tax treatment that it is able to receive.  Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies which pay a reduced rate of 15%. Beijing Wowjoint is qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal year 2008 and 2009. This rate ended on December 31, 2009. Starting January 1, 2010, Beijing Wowjoint became subject to a tax rate of 15% for three calendar years until December 31, 2012.

Costs of being a public company

Prior to the business combination, Beijing Wowjoint had not operated as a public company. Beijing Wowjoint has incurred significant accounting, legal and other expenses in connection with the business combination since its year ended August 31, 2009, and it expects that compliance with its obligations as a public company will require significant management time and continued increases in general administrative expenses, including insurance, legal and financial compliance costs.

Analysis of Results from Operations

Comparison of the audited four months ended December 31, 2009 and the unaudited four months ended December 31, 2008

Sales.  Sales decreased by $15.5 million, or 90.1% to $1.7 million in the four months ended December 31, 2009 from $17.2 million in the comparable period ended December 31, 2008.  The sharp decline resulted from a shift in macro policy by the Chinese government in the last four months of 2009, whereby government agencies greatly reduced their spending on infrastructure.  This is in sharp contrast to the spending in the previous period, where the Chinese government was in an expansive mode, to counter the impact of the global financial crisis.

Cost of goods sold.  Costs of goods sold decreased by 49.8% to $6.2 million in the four months ended December 31, 2009 on declining sales, compared to $12.3 million for the four months ended December 31, 2008.  Costs in the fours months ended December 31, 2009 consisted of production costs associated with normal orders, such as the costs of direct raw materials, direct labor, and other overhead expenses, as well as additional production costs and material costs associated with anticipated customer orders and cost overruns on certain projects.

Gross margins.  For the four month period ended December 31, 2009, the Company reported gross margins of (263.5%) compared to gross margins of 28.6% in 2008.  Key reasons for the negative gross margins include a sharp decline in Chinese government spending on rail infrastructure, additional production costs associated with anticipated customer orders and cost overruns on certain projects.

General and administrative expenses.  General and administrative expenses amounted to approximately $1.4 million for the four months ended December 31, 2009, an increase of $0.7 million or 111.9% as compared to $0.7 million for the four months ended December 31, 2008 due to additional staff hires as well as bad-debt write-offs.

Selling expenses.  Selling expenses for the four months ended December 31, 2009 increased to $0.4 million from $0.1 million for the four months ended December 31, 2008, or 583% due to additional costs related to the pursuit of new business opportunities, in particular overseas opportunities such as those in the U.S. or Korea.

Income before income taxes.  As a result of the foregoing factors, income before taxation decreased by $10.4 million to ($6.3) million for the four months ended December 31, 2009, as compared to $4.1 million for the four months ended December 31, 2008.

Income taxes.  Income tax benefit was approximately ($0.9) million for the four months ended December 31, 2009, as compared to an expense of $0.6 million for the four months ended December 31, 2008.

Net income.  Net (loss) income decreased $8.6 million to ($5.3) million for the four months ended December 31, 2009, as compared to $3.8 million for the four months ended December 31, 2008.

Comparison of Fiscal Years Ended August 31, 2009 and 2008

Sales. Sales increased by US$8.4 million, or 23.2%, to US$44.6 million in the year ended August 31, 2009, from US$36.2 million in the year ended August 31, 2008, as a result of a 17.2% (US$6.2 million) increase in machinery sales and a 607.5% (US$2.2 million) increase in technical services. The significant increase in technical services was primarily due to the increased demand by Beijing Wowjoint customers for technical services to the equipment previously sold by Beijing Wowjoint for new applications.

Cost of goods sold.  Cost of goods sold increased by US$1.1 million, or 3.7%, to US$31.3 million in the year ended August 31, 2009 from US$30.2 million in the year ended August 31, 2008. The cost of machinery sales are primarily composed of the cost of direct raw materials, direct labor and other overhead expenses. The increase in cost of goods sold was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products. Costs of goods sold as a percentage of revenue decreased to 70.1% in fiscal year 2009 from 83.3% in fiscal year 2008 mainly due to a 607.5% increase in the sales of technical services. The related cost of technical services rose to $1.7 million in fiscal year 2009 from $0.1 million in fiscal year 2008.

Beijing Wowjoint’s main production materials are steel, electric control systems, cylinder and hydraulic systems and electronic devices.

Gross margin.  As a percentage of total sales, the overall gross margin was 29.9% for the year ended August 31, 2009, compared to 16.7% for the same period the previous year, a net increase of 78.7%. The increase in gross margin was primarily due to increased sales in technical service, sales of high-margin products and more efficient cost control. Beijing Wowjoint successfully improved the gross margin on launching gantries, tyre trolleys and special carriers, by 18.4%, 7.7% and 15.5%, respectively, to 31.5%, 35.5% and 32.1% in fiscal 2009. Beijing Wowjoint also achieved more sales of technical services as a percentage of revenue.

General and administrative expenses. General and administrative expenses amounted to approximately US$2.2 million for the year ended August 31, 2009, an increase of approximately US$0.62 million, or 39.7% compared to approximately US$1.6 million the previous year. This increase was the result of increased allowance for doubtful accounts to US$0.80 million in fiscal 2009 from US$0.45 million in fiscal 2008. The increase also reflected the increase in employee benefits to US$1.2 million in fiscal 2009 from US$0.90 million in fiscal 2008, a net increase of 31.7%.

Selling expenses. In the year ended August 31, 2009, selling expenses were approximately US$0.26 million, an increase of US$0.11 million, or 78.6%, from US$0.15 million the year before.  The increase was due to the hiring of additional sales persons and increased marketing related expenses.

Income before income taxes. As a result of the foregoing factors, income before taxation increased by US$6.3 million, or 146.4%, to US$10.6 million in the year ended August 31, 2009, compared with US$4.3 million for fiscal 2008.

Income taxes.  Income tax was approximately US$0.84 million in fiscal 2009 compared with US$0.37 million for fiscal 2008.  Beijing Wowjoint had a tax rate of 7.5% for both 2009 and 2008.

Net income. Net income increased US$5.8 million, or 148.4%, to US$9.8 million in fiscal year 2009 from US$3.9 million in fiscal year 2008, as a result of the various factors described above. The net income margins were 21.9% and 10.9% for the fiscal year ended August 31, 2009 and 2008, respectively.

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the years ended August 31, 2009 and 2008 and the four months ended December 31, 2009 and 2008:

	Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2009	2008	2009	2008
		(unaudited)
Net cash (used in ) provided by operating activities	(1,224)	(522)	767	1,905
Net cash used in investing activities	(50)	(238)	(347)	(2,138)
Net cash provided by (used in ) financing activities	19	260	(5)	537
Net cash flow	(1,255)	(500)	415	304
Cash and cash equivalents at beginning of period	1,895	1,438	1,438	197
Cash and cash equivalents at end of period	675	956	1,895	1,438

Beijing Wowjoint has financed its liquidity by operating cash flow and a small amount of short-term bank loans.

Net cash provided by operating activities. Beijing Wowjoint’s net cash flow provided by operating activities totaled US$0.76 million for the fiscal year ended August 31, 2009, a decrease of US$1.1 million compared to US$1.9 million for the fiscal year ended August 31, 2008. The decrease was primary due to (i) a decrease of US$10.6 million in billings in excess of costs and estimated earnings, as a result of the progress of uncompleted contracts. (ii) a decrease of US$5.1 million in advance from customers offset by a decrease of US$7.5 million in advances to suppliers, and (iii) a decrease of US$2.1 million in inventories.

Net cash used in investing activities. Beijing Wowjoint’s net cash used in investing activities was US$0.35 million for the year ended August 31, 2009, compared to US$2.1 million used in investing activities for the prior year. The cash used in investing activities in 2009 for the purchase of equipment was US$0.35 million compared to US$1.1 million used to purchase property, plant and equipment in the prior year.

Net cash provided by financing activities. Cash flows (used in) provided by financing activities amounted to US($0.005) million and US$0.53 million for the years ended August 31, 2009 and 2008, respectively. Cash flow generated by financing activities consists of proceeds from bank loans, restricted cash, due to and from related parties. Beijing Wowjoint received US$0.73 million in proceeds from bank loans in 2009 compared to US$0.98 million from bank loans in 2008.

LIQUIDITY AND CAPITAL RESOURCES

To date, Beijing Wowjoint’s principal source of liquidity has been cash generated from its operating activities.

As of December 31, 2009, Beijing Wowjoint had total assets of $23.8 million, of which cash amounted to $0.7 million, accounts receivable amounted to $13.4 million, other receivables amounted to US$0.04 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $2.3 million. While working capital was approximately $9.8 million, equity amounted to $12.6 million. The current ratio was approximately 1.88:1.

Beijing Wowjoint maintains a RMB50 million ($7.3 million) rolling credit facility from Beijing Bank. Under the credit facility, Beijing Wowjoint:

(1)	must pay the principal and related interests when due;

(2)	without written consent, cannot provide guarantees to third parties if the amount of guarantee exceeds 30% of its total assets or 50% of its net assets; and

(3)	must not conduct any activities which may be materially detrimental to interests of Bank of Beijing

Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreement. Beijing Wowjoint is not subject to any covenants limiting its ability to incur additional indebtedness.

Beijing Wowjoint is in compliance with all restrictive covenants and financial ratios under the credit agreement. As of November 5, 2010, approximately $1.5 million was outstanding under the credit facility, leaving $5.8 million available.

Source of Funds and Liquidity Management

Beijing Wowjoint’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Beijing Wowjoint's short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans.  As of December 31, 2009, it maintained a credit line of RMB 50.0 million ($ 7.3 million) with Bank of Beijing to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

As of December 31, 2009, total current assets decreased by $4.4 million to $20.9 million, while total current liabilities decreased by $5.0 million to $11.2 million.  As a result, the current ratio, which is calculated by dividing current assets by current liabilities, as of December 31, 2009, was 1.88:1, reflecting an increase of 30.8% from the four months ended December 31, 2008.

On February 22, 2010, China Fundamental consummated its acquisition of Beijing Wowjoint pursuant to the terms of the share purchase agreement. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.

After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million was available for use by the combined company for working capital purposes.

Going forward, we anticipate that our additional annual cash needs resulting from being a public company will exceed US$1 million per year resulting from the hiring of additional accounting and financial staff; higher insurance and legal costs; the adoption of improved corporate governance procedures; and the upgrade of our information systems. Over the next two years, in order to achieve our business strategies, we also plan to make investments of approximately RMB20 million ($2.9 million) to purchase land and construct a new plant in the Beijing region. We are also seeking to enhance production efficiency and develop new products, while also seeking opportunities to expand our international operations, especially as high speed rail continues to develop globally. We might also consider complementary acquisitions, although none are currently under consideration. These capital investments and expansion plans will be financed primarily by funds on hand, operating cash flows and borrowings under our existing RMB50 million credit facility with Bank of Beijing.

Based on the funds on hand, cash flows from our operating activities, and the available funds  under our bank line, we believe that we have sufficient means to satisfy our near term liquidity needs and future obligations in the longer term.

OFF-BALANCE SHEET ARRANGEMENTS

Beijing Wowjoint does not have any outstanding off-balance sheet arrangements and has not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Recent Accounting Pronouncements

Recent accounting pronouncements applicable to the Company are summarized below.

-
In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this ASU has had minimal to no impact on our consolidated financial statements.

-
In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

-
In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary.  Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary.  Upon deconsolidation of a subsidiary, and entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value.  In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.  This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets.  This ASU is effective for beginning in the first interim or annual reporting period ending on or after December 31, 2009.  The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-01- Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity.  The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
On March 5, 2010, the FASB issued authoritative guidance to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first day of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In March 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, Revenue Recognition—Milestone Method, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The pronouncement clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected companies will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
The FASB issued Accounting Standards Update (ASU) No. 2010-20. Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, on July 21, 2010, requiring companies to improve their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The extra disclosures for financing receivables include aging of past due receivables, credit quality indicators, and the modifications of financing receivables. This guidance is effective for interim and annual periods ending on or after December 15, 2010.  The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the consolidated statements.

Beijing Wowjoint prepares its consolidated financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amount of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expense during each fiscal period.  Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets and valuation allowances for receivables. Beijing Wowjoint continually evaluates these judgments and estimates based on its own historical experiences, knowledge and assessment of current business and other conditions, and its expectations regarding the future based on available information and assumptions that it believes to be reasonable. Since the use of estimates is an integral component of the financial reporting process, Beijing Wowjoint’s actual results could differ depending on the estimates used.

While Beijing Wowjoint’s significant accounting policies are more fully described in Note 2 of its consolidated financial statements appearing at the end of this Transition Report, Beijing Wowjoint management believes that the following accounting policies are the most critical to aid you in fully understanding and evaluating its reported financial results.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  Beijing Wowjoint generates revenue from two main categories (i) machinery sales, which includes sales of equipment and components, and (ii) technical services.

1)
Revenue from equipment sales is recognized on the percentage of completion method, measured by references to the proportion of contract costs incurred to date to the total estimated costs at completion.  Equipment sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of Beijing Wowjoint’s products sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by Beijing Wowjoint on raw materials and other materials included in the cost of producing its finished product.

2)	Revenue from the rendering of technical services is recognized in accordance with the terms stated in the agreements with its customers.

3)
Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is treated as an amount due from contract consumers. Where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is treated as an amount due to contract customers.

Impairment allowances for accounts and other receivables

Beijing Wowjoint estimates that the impairment allowances for accounts and other receivables by assessing the collectability of the receivables based on the age of the balance, the related customer’s credit history and prevailing market conditions. Allowances are applied to accounts and other receivables where events or changes in circumstances indicate that the balance may not be collectible. Beijing Wowjoint reassesses the impairment allowances at each balance sheet date.

Property, Plant and Equipment

Property, plant and equipment (other than construction-in-progress) are recorded at cost less accumulated depreciation and are depreciated over the estimated useful lives of the related assets using the straight-line method.  Estimated useful lives of the assets are as follows:

Useful Life
Land use rights	40
Plant	20
Furniture and fixtures	5
Equipment	5
Automobiles	5

Foreign Currency Translation

Beijing Wowjoint uses the local currency (RMB) as its functional currency.  Translation adjustments are reported as other comprehensive income in the statements of operations and accumulated as other comprehensive income in equity section of consolidated balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates, respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

Beijing Wowjoint is exposed to certain market risks that exist as part of its ongoing business operations and it uses various means, where appropriate, to manage these risks.  As a matter of policy, it does not engage in trading or speculative transactions.

Interest Rate Risk.  Beijing Wowjoint is exposed to interest rate risk due primarily to its short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.   Beijing Wowjoint monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  Beijing Wowjoint has not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

At August 31, 2009, Beijing Wowjoint performed a sensitivity analysis for its financial instruments that have interest rate risk.  It calculated the pretax earnings effect on its interest sensitive instruments.  Based on this sensitivity analysis, Beijing Wowjoint has determined that an increase of 10% in our average floating interest rates at August 31, 2009 would have increased interest expense by $3,887  for the year ended August 31, 2009.

Foreign Exchange Risk.  The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar.  Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of Beijing Wowjoint’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect Beijing Wowjoint’s financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations.

Very limited hedging transactions are available in China to reduce Beijing Wowjoint’s exposure to exchange rate fluctuations.  To date, Beijing Wowjoint has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk.  While Beijing Wowjoint may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, Beijing Wowjoint’s foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert RMB into foreign currencies.

Commodities Risk

Principal materials and components that Beijing Wowjoint uses in its various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, and a variety of other commodities and fabricated or manufactured items.  Extreme movements in the cost and availability of these materials and components may affect its financial performance.  Beijing Wowjoint has been able to successfully reduce input costs for many of its materials, although it remains concerned by the potential for steel prices to rise.  With the move of the major mining companies to reprice ore on a quarterly basis rather than annually, this will make steel purchasing more volatile.  At this point, it is difficult to predict the impact that such pricing actions may have on its business.

Inflation.  Inflationary factors, such as increases in the cost of its raw materials and overhead costs, could impair Beijing Wowjoint’s operating results.  Although Beijing Wowjoint does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
Yabin Liu	52	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	54	Chief Technical Officer and Director
Anthony Hung	35	Chief Financial Officer
Yasheng Liu	49	Senior Vice President of Logistics and Administration
Liguo Liu	39	Senior Vice President of Marketing and Sales
Chun Yi Hao	50	Director
Jibing Li	56	Director
Chun Liu	69	Director

Yabin Liu became our chief executive officer and chairman of the board of directors upon consummation of the acquisition. Mr. Liu has extensive experience in the railway and railway related construction equipment industry in China. He has served as chief executive officer of Beijing Wowjoint since its inception in 2004. Since 1996, Mr. Liu has been serving as general manager of Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd., a consulting company and a minority shareholder of Beijing Wowjoint. Since May 2009, Mr. Liu has been serving as president and sole director of Bright Bridge Construction, Inc., a dormant Nevada company, expected to engage in the marketing of Wowjoint’s equipment to the North American market. From 1994 to 1996, Mr. Liu served as chief coordinator with China Academy of Railway Sciences to promote international academic exchange in railway construction technologies. From 1982 to 1994, he served with the China Academy of Railway Sciences in various academic research positions as engineer, associate professor and director in charge of academic research.

Mr. Liu’s introduction of the first 900T special carrier and the first 900T launching gantry for traversing through tunnels were named by Bridge Design & Construction of England as the newest innovative technology introduced to the construction of erected paved roads. Mr. Liu was named honorary professor by his school Beijing Jiaotong University on September 2008. His research has been published numerous times in both English and Chinese. Mr. Liu received his Bachelors degree in mechanics from Beijing Jiaotong University

Fude Zhang became our chief technical officer and a director upon consummation of the acquisition. Mr. Zhang has served as deputy general manager with Beijing Wowjoint since its inception in 2004. Prior to that, Mr. Zhang served as deputy general manager of Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd. From 1989 to 1996, he worked in various engineering positions including engineer and chief engineer at Beijing Internal Combustion Engine of the Beijing Railway Bureau. From 1982 to 1989, he worked as engineer and chief engineer at the Huairou North Locomotive Depot of the Beijing Railway Bureau. Mr. Zhang received his Bachelors degree in mechanics from Beijing Jiaotong University.

Anthony Hung became our chief financial officer in March 2010. Prior to joining Wowjoint, Mr. Hung was a member of the investment banking team at Deutsche Bank AG Hong Kong for four years, from 2005 to 2009, where he managed transactions and client coverage in the infrastructure, energy (solar and renewables) and technology sectors. From 2000 to 2002, Mr. Hung was a private equity associate with Bastion Capital Corporation, in Los Angeles, CA, where he analyzed and helped manage existing and potential portfolio investments. Prior to Bastion, in 1999, Mr. Hung was co-founder of Ave3D Inc., a Santa Clara, CA based 3D internet software company.  Before founding Ave3D, Mr. Hung served as a member of the Technology Investment Banking Group of Bear, Stearns & Co. Inc. in New York, NY from 1997 to 1999. Mr. Hung received his Master of Business Administration degree at the University of California at Berkeley, and his Bachelor of Science degree from New York University, Stern School of Business.  On November 3, 2010, Mr. Hung resigned from his position for personal reasons, although Mr. Hung will continue to work with us to assist in the completion of various projects which he began as chief financial officer, in addition to providing full support to transition a new chief financial officer into the position.

Liguo Liu  became our senior vice president of marketing and sales upon consummation of the acquisition. Mr. Liu has served as vice general manager of sales with Beijing Wowjoint since its inception in 2004. In 1998, Mr. Liu joined Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd. as an engineer. From 1994 to 1997, he worked at Hebei Qinhuangdao Municipal Engineering Corp Second Corp, where he performed mainly as an engineer responsible for the quality of engineering and construction of the local municipal construction projects. Mr. Liu received his Bachelors degree in construction machinery from Hebei Zhangjiakou Constructional Engineering University.

Yasheng Liu became our senior vice president of logistics and administration upon consummation of the acquisition. Mr. Liu has served as manager of business development with Beijing Wowjoint since its inception in 2004. Prior to that, Mr. Liu was a general manager with Hua Jin Industrial Development Co., responsible for the company’s daily operation. Hua Jin was then involved in the manufacture of light industrial goods, vehicle leasing, restaurant operation, and import/export. Mr. Liu has a Bachelors degree in business from the Central Party School. Mr. Yasheng Liu is the younger brother of Mr. Yabin Liu.

Chun Yi Hao served as CFAC’s chief executive officer and director since its inception in December 2007 until the consummation of the business combination and remains a director of Wowjoint. Since April 2008, Mr. Hao has served as an advisor to Tongxin International Ltd. (Nasdaq: TXIC), a successor to SPAC Asia’s Automotive Acquisition Corp (AAAC.OB), where he served as the president of China operations. In January 2004, Mr. Hao co-founded Asia Development Capital LLC, a private equity and a consulting company targeting the Asia automotive market. Mr. Hao was a founding member and director of Pentad, Ltd., a Hong Kong electronics outsourcing firm, established in 2003. From 1999 to 2002, he served as director of Coastal Power, a power generating and investment facility firm where he was responsible for management of its investment portfolio in China. From 1994 through 1998, at Delphi Asia, a US-based company, he served as the China country divisional financial manager and controller, responsible for overseeing various financial aspects of its China investment strategy. Mr. Hao received his Bachelors of Arts from the Beijing Languages Institute, a Master of Arts Degree from the University of Notre Dame and an M.B.A. from Pace University.

Jibing Li began serving as director to Wowjoint upon the consummation of the acquisition. Mr. Li has been involved widely in the financial and strategic planning with both private and public listed companies both in the US and China. From 2004 to 2009, Mr. Li has been a chief economist with UTStarcom, Inc. (Nasdaq: UTSI). From 2001 to 2004, he served as chief economist and general manager of strategic planning with China Unicom (NYSE: CHU; Hong Kong Exchange: 0762). From 1998 to 2001, he also served as head of research with China Telecom. Prior to Mr. Li’s return to work in China, he held various positions as economist with Virginia State Corporation Commission and Montana Public Service Commission. Mr. Li is a Ph.D. candidate of Beijing University and the School of Business of the University of Wyoming (pending dissertation). He received his Master’s degree in economics from the School of Business of the University of Wyoming and a Bachelor’s degree in mechanical and electrical engineering from Beijing Jiaotong University.

Chun Liu began serving as director to Wowjoint upon the consummation of the acquisition. Mr. Liu has been providing freelance consulting to the industry of railway engineering since 2001. From 1999 to 2001, Mr. Liu was appointed deputy chief commander in charge of engineering of the construction of the express railway from Qinghuandao to Shenyang, an express railway with designed speeds of up to 250 kilometer/hour and a total length of 401 kilometers. He was responsible for the overall supervision of the engineering and construction of this first express railway built in China. After college and from 1965 to 1999, Mr. Liu was with China Railway Engineering Group in various positions as technician, engineer, senior engineer, chief engineer, commander in engineering and duty chief commander in engineering, all involved in the construction of conventional or high speed railways. He has been involved greatly in the development of the China railway system from its infancy to where the Chinese railway system is today. He has published various research papers in the field of railway engineering. He is a China Honor Scientist. Mr. Liu received his Bachelor’s degree in engineering from Tang Shan Railway Institute.

Board Committees

China Fundamental’s board of directors has established an audit committee, a compensation committee and a nomination governance committee.

Audit Committee.  Our audit committee consists of Jibing Li, Chun Yi Hao and Chun Liu. Mr. Li will be the chair of our audit committee, and we believe that Mr. Hao qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

Our board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

☐	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

☐	discussing the annual audited financial statements with management and the independent auditors;

☐	annually reviewing and reassessing the adequacy of our audit committee charter;

☐	such other matters that are specifically delegated to our audit committee by our board of directors after the business combination from time to time;

☐	meeting separately and periodically with management, the internal auditors and the independent auditors; and

☐	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of Messrs. Chun Yi Hao, Jibing Li and Chun Liu. Mr. Hao is the chair of our compensation committee. Messrs. Hao, Li and Liu do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

☐	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

☐	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

☐	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

☐	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

☐	such other matters that are specifically delegated to the compensation committee by our board of directors after the business combination from time to time.

Nomination Committee.  Our nomination committee consists of Messrs. Chun Yi Hao, Jibing Li and Chun Liu. Mr. Chun Liu is the chair of our nomination committee. Messrs. Hao, Li and Liu do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a nomination committee charter, providing for the following responsibilities of the nominations committee:

☐	overseeing the process by which individuals may be nominated to our board of directors after the business combination;

☐	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors after the business combination and its committees;

☐	considering nominees proposed by our shareholders;

☐	establishing and periodically assessing the criteria for the selection of potential directors; and

☐	making recommendations to the board of directors on new candidates for board membership.

The business address of each party described above apart from Mr. Chun Yi Hao, is 1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng District Beijing.  Mr. Hao’s business address is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

Compensation

China Fundamental

To date, we have not provided any compensation to any of our directors. We are in the process of formulating policies that will determine compensation of our directors.

Directors of China Fundamental were reimbursed for all business-related expenses incurred while helping us to identify potential target businesses and perform due diligence on suitable business combinations.

Since China Fundamental did not have an operating business prior to the acquisition on February 22, 2010, its officers did not receive any compensation for their service and, since it had no other employees, China Fundamental did not have any compensation policies, procedures, objectives or programs in place.

Beijing Wowjoint

The following table shows information concerning the annual compensation for services provided by Beijing Wowjoint to its executives during the past three fiscal years:

Name	Year Ended August 31,	Salary		Bonus		All other compensation	Total compensation

Yabin Liu	2009	RMB	226,380	RMB	240,240	—	RMB	466,620
	2008	RMB	221,760	RMB	240,240	—	RMB	462,000
	2007	RMB	188,496	RMB	204,549	—	RMB	393,045
Fude Zhang	2009	RMB	210.070	RMB	209,080	—	RMB	419,150
	2008	RMB	205,920	RMB	209,080	—	RMB	415,000
	2007	RMB	175,032	RMB	174,510	—	RMB	349,542
Liguo Liu	2009	RMB	154,350	RMB	236,520	—	RMB	390,870
	2008	RMB	150,480	RMB	236,520	—	RMB	387,000
	2007	RMB	127,908	RMB	199,372	—	RMB	327,280
Yasheng Liu	2009	RMB	109,047	RMB	101,400	—	RMB	210,447
	2008	RMB	108,000	RMB	101,400	—	RMB	209,400
	2007	RMB	91,800	RMB	84,540	—	RMB	176,340

Wowjoint currently has no options or long-term compensation plans.

In developing future salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our Compensation Committee will take into account: (1) competitive compensation among comparable companies and for similar positions in the market, (2) relevant ways to incentivize and reward senior management for improving shareholder value while building Wowjoint into a successful company, (3) individual performance, (4) how best to retain key executives, (5) our overall performance, (6) our ability to pay, and (7) other factors deemed to be relevant at the time.

Specific compensation plans for our key executives will be negotiated and established by the Compensation Committee. This will include, but may not be limited to, the Wowjoint executives who currently have employment contracts.

Compensation Committee Interlocks And Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Independence

Our board of directors has determined that Messrs. Chun Yi Hao, Jibing Li and Chun Liu qualify as independent directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 5, 2010, by:

☐	each person who is the owner of more than 5% of our ordinary shares outstanding after the consummation of the acquisition;

☐	each person who became an executive officer or director of the Company upon consummation of the acquisition; and

☐	all of our directors and executive officers as a group.

In connection with China Fundamental's initial public offering, all of its existing shareholders at the time, including the purchaser of its private placement warrants, placed the ordinary shares and warrants they owned before the offering into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions for transfers (as discussed below), these securities, excluding the private placement warrants,  were not transferable during the escrow period until released from escrow on August 22, 2010 six months after our consummation of our business combination.

Holders of these securities which were held in escrow were not able to sell or transfer their securities except (1) to an entity’s beneficiaries upon its liquidation, (2) to relatives and trusts for estate planning purposes, (3) by virtue of the laws of descent and distribution upon death, (4) pursuant to a qualified domestic relations order, (5) to China Fundamental's existing shareholders and persons affiliated with them, or (6) by private sales with respect to up to 33% of the existing shareholders’ ordinary shares made at or prior to the consummation of  the business combination at prices no greater than the price at which the ordinary shares were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement. Since the shares have been released from escrow in August, 2010, these shares are included in the beneficial ownership table below.

1,064,063 ordinary shares and the same number of warrants originally issued to China Fundamental's founders at the time China Fundamental was established in December 2007 were also  subject to this escrow agreement and were released in August, 2010.

A total of  1,944,444 private placement warrants were also subject to this escrow, and were not transferable during the escrow period.  However, these private placement warrants became eligible for release from the escrow  upon the consummation of  the business combination on February 22, 2010 and are being registered for resale on behalf of selling security holders, along with the ordinary shares underlying the warrants.

The information below gives effect to the issuance of the 5,700,000 ordinary shares that were issued upon the closing of the acquisition, but not to the 500,000 ordinary shares that are issuable upon achievement of certain incentive targets, as described in "Shares Eligible for Future Sale.".

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise the warrants noted above are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares

Realink Group Limited(1)(2)	4,349,100	54.7%
Yabin Liu(1) (2)	1,931,087	24.3%
Fude Zhang(1) (2)	1,718,590	21.6%
Yasheng Liu(1) (2)	466,224	5.9%
Liguo Liu(1) (2)	233,199	2.9%
Jibing Li(2)	-0-	—
Chun Liu(2)	-0-	—
Ralco Capital Limited(4)	788,415	9.6%
Chun Yi Hao(4)	788,415	9.6%
Rising Year Group Limited(5)	776,583	9.4%
Hope Ni(3)(5)	776,583	9.4%
Amy Kong(2)	10,000	*
Paul Packer (6)	644,381	8.1%
Globis International Investments L.L.C.(6)	322,190	4.1%
Globis Capital Management L.P. (6)	322,191	4.1%
Globis Capital LLC(6)	322,191	4.1%
Globis Capital Partners L.P. (6)	225,534	2.8%
Globis Capital Advisors, L.L.C.(6)	225,534	2.8%
Globis Overseas Fund Ltd. (6)	96,657	1.2%
Oliveira Capital, LLC (7)	644,381	8.1%
Steven M. Oliveira(7)	644,381	8.1%
Craig Andrew Samuel (8)	485,000	5.8%
Chardan Capital Markets, LLC(9)	672,222	8.5%
All directors and officers as a group (7 individuals)	5,137,515	62.2%

* Less than 1%

(1)
Mr. Yabin Liu is 44.40% holder of Realink Group Limited, a British Virgin Island company, and he has voting power and dispositive power with respect to 44.40% of the ordinary shares owned by Realink Group Limited. Mr. Liu is the sole director of Realink Group Limited. Mr. Fude Zhang is 39.52% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 39.52% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu is 10.72% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 10.72% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu is the younger brother of Mr. Yabin Liu. Mr. Liguo Liu is 5.36% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 5.36% of the ordinary shares owned by Realink Group Limited.  In addition, the shareholders of Realink Group Limited, agreed that 3,696,735 of the ordinary shares held by them shall be held in escrow commencing as of the consummation of the acquisition until February 22, 2014.  In addition, pursuant to an earn-out provision in the Share Purchase Agreement, the Company has agreed to issue to Realink Group Limited (“Realink”), one of shareholders of Beijing Wowjoint prior to the acquisition, up to 500,000 additional shares if certain performance targets are achieved by the Company.  The performance targets are set forth in this Transition Report in the Risk Factor entitled “If certain performance targets are met, up to 500,000 earn-out shares will be issuable.  “Market overhang” from these ordinary shares as a result of that potential dilution could reduce the market price of the ordinary shares”, beginning on page 17, which information is incorporated herein by reference.

(2)	Unless otherwise indicated, the business address of each of the individuals is Beijing Wowjoint Machinery Co., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist, Beijing 101118 P.R. China.
(3)	Ms. Ni’s business address is 38 Taitam Road, Pacific View, Block 4, Apartment 16B, Hong Kong.
(4)
Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited.  Includes warrants to purchase 305,556 ordinary shares. Mr. Hao’s business address is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(5)
Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited.  Includes warrants to purchase 305,556 ordinary shares.

(6)
The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. Represents (i) Globis Capital Partners, L.P., a Delaware limited partnership (‘‘Globis Partners’’), with respect to ordinary shares directly held by it (includes warrants to purchase 209,989 shares); (ii) Globis Capital Advisors, L.L.C., a Delaware limited liability company (‘‘Globis Advisors’’), serves as the general partner of Globis Partners, with respect to ordinary shares directly held by Globis Partners (includes warrants to purchase 209,989 shares); (iii) Globis Overseas Fund, Ltd., a Cayman Islands exempted company (‘‘Globis Overseas’’), with respect to ordinary shares directly held by it (includes warrants to purchase 89,995 shares); (iv) Globis Capital Management, L.P., a Delaware limited partnership (the ‘‘Investment Manager’’), which serves as investment manager to, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to ordinary shares directly held by Globis Partners and Globis Overseas(includes warrants to purchase 299,984 shares); (v) Globis Capital, L.L.C., a Delaware limited liability company (‘‘GC’’), which serves as the general partner of the Investment Manager, with respect to ordinary shares directly held by Globis Partners and Globis Overseas (includes warrants to purchase 299,984 shares); (vi) Globis International Investments LLC, a Delaware limited liability company (“Globis International”) with respect to ordinary shares directly held by it (includes warrants to purchase 299,984 shares), and (vii) Mr. Paul Packer (‘‘Mr. Packer’’), who is the Managing Member of Globis Advisors, GC, and Globis International with respect to ordinary shares directly held by Globis Partners, Globis Overseas and Globis International (includes warrants to purchase 599,968 shares).

(7)
Mr. Steven Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Steven Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956. Includes 44,413 ordinary shares and 44,413 warrants being held in escrow until August 22, 2010, and private placement warrants to purchase 555,555 shares.

(8)	The address of Mr. Samuel is 13990 Rancho Dorado Bnd, San Diego, CA 92130. Includes warrants to purchase 485,000 shares.
(9)
Chardan Capital Markets, LLC served as the lead underwriter in our initial public offering. Its business address is 17 State Street, Suite 1600, New York, NY 1004. The selling security holder in the initial public offering acquired such securities in a private placement prior to China Fundamental’s initial public offering.

B.  Related Party Transactions

On December 12, 2007, Ralco Capital Limited, 100% owned by China Fundamental’s then Chief Executive Officer and a current director of Wowjoint, Mr. Hao, and Rising Year Group Limited, 100% owned by the then Chairman of  China Fundamental’s board of directors, Ms. Ni, China Fundamental’s director, Dr. Ma, and special adviser, Mr. Tan purchased 1,257,813 ordinary shares and an equal number of warrants (allowing the holder to purchase one ordinary share at a price of $5.00 per share) of China Fundamental for an aggregate purchase price of $25,000. Ralco Capital Limited and Rising Year Group Limited transferred 45,000 of their ordinary shares and warrants to Oliveira and Globis, respectively, in February 2008. On April 14, 2008, China Fundamental repurchased from Ralco Capital Limited and Rising Year Group Limited an aggregate of 179,688 ordinary shares and warrants at nominal cost, leaving 1,078,125 ordinary shares and warrants outstanding (14,063 of which were subsequently forfeited as the underwriters exercised only 90% of their over-allotment option).

            Pursuant to a registration rights agreement China Fundamental’s original shareholders are entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying ordinary shares are entitled to certain registration rights commencing upon the consummation of the business combination; and (ii) the original shareholders’ ordinary shares will be entitled to certain registration rights six months after the consummation of the business combination. China Fundamental is only required to use its best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of China Fundamental’s ordinary shares or any voting rights until such holders exercise their respective warrants and receive ordinary shares. Permitted transferees that receive any of the above described securities from China Fundamental’s original shareholders are, under certain circumstances, entitled to the registration rights described herein. China Fundamental will bear the expenses incurred in connection with the filing of any such registration statements, of which one is currently in process.

Commencing on December 12, 2007, China Fundamental agreed to pay Olympic Spring Limited, a company jointly and equally owned by Chun Yi Hao and Hope Ni, a total of $7,500 per month for office space, administrative services and secretarial support for a 24 month period This arrangement was agreed to by Olympic Spring Limited for China Fundamental’s benefit and was not intended to provide Olympic Spring Limited compensation in lieu of a management fee. China Fundamental believes that such fees were at least as favorable as it could have obtained from an unaffiliated third party.

China Fundamental reimbursed its officers and directors for reasonable out-of-pocket business expenses incurred by them in connection with certain activities on China Fundamental’s behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account and up to an aggregate of $0.85 million of the interest income, net of taxes, on the balance in the trust account to be released to China Fundamental, there was no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between China Fundamental and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if China Fundamental does not consummate a business combination within the permitted time.

Other than the $7,500 per month administrative fees and reimbursable out-of-pocket expenses payable to Olympic Spring Limited, no compensation or fees of any kind, including finders and consulting fees, were paid to any of China Fundamental’s directors, or to any of their respective affiliates for services rendered to China Fundamental prior to or with respect to the business combination.

C.  Interest of Experts and Counsel

                Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Transition Report.

B. Significant Changes

                Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details
  Not applicable.

B. Plan of Distribution

                Not applicable.

C. Markets

               The ordinary shares, warrants and units of CFAC, our predecessor were quoted on the Over-the-Counter Bulletin Board under the symbols CFQCF, CFQWF and CFQUF, respectively.  Effective May 5, 2010, the Company’s ordinary shares, warrants and units were approved to be listed on the NASDAQ Global Market under the symbols BWOW, BWOWW and BWOWU, respectively.

D. Selling Shareholders

                Not applicable.

E. Dilution

                Not applicable.

F. Expenses of the Issue

                Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue 50,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each.  As of November 5, 2010, there were 7,949,965  fully paid ordinary shares outstanding.  There were also 7,250,990 warrants outstanding, each to purchase one ordinary share, and 13,766 units outstanding, each unit consisting of one ordinary share and one warrant. In addition, there was one unit purchase option outstanding to purchase 225,000 units.

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

B. Memorandum and Articles of Association

The description of our second amended and restated memorandum and articles of association is contained in our 20-F shell company report (File No. 000-53233), filed with the Commission on March 10, 2010, which is incorporated herein by reference.

 C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Transition Report on Form 20-F which are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

 E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Transition Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by our shareholders in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to an investment in our ordinary shares by U.S. Holders (as defined below).  This summary is written on the basis that investors will hold their ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”) and is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.  This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, brokerdealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold equity shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except as set forth below, this summary does not discuss any United States federal income tax considerations relating to an investment in our warrants, or any non-United States, state, or local tax considerations.  Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares or warrants.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership is a beneficial owner of the ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as the Company, will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of "passive" income or (ii) 50% or more of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income.  For this purpose, our unbooked intangibles are taken into account and passive income generally includes dividends, rents, royalties, and gains from the sale or other disposition of passive assets.  A non-U.S. corporation will be treated as owning a proportionate share of the assets and income of any other corporation in which it owns, directly, or indirectly, 25% or more (by value) of the stock.

Because we were a blank check company, with no current active business, until the consummation of the business combination on February 22, 2010, we believe that we were classified as a PFIC for the 2009 taxable year.  After the acquisition of Beijing Wowjoint, we may still be classified as a PFIC depending upon the value of our ordinary shares and nature of our income and assets.  If we are or become classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, and the U.S. Holder does not make a "mark-to-market" election as described below, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, there can be no assurance that we are not or will not become classified as a PFIC.

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes.  For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.  Provided that our ordinary shares are readily tradable on the NASDAQ Global Market, any dividends paid on ordinary shares should qualify for the lower rate.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes (excluding any dividend distribution taxes incurred by us) imposed on dividends received on ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ordinary shares. Any such capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be considered a United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ordinary shares.  Under the PFIC rules:

•	such excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ordinary shares;

•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•
such amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which our shareholders hold our ordinary shares and any of our non-United States subsidiaries is also a PFIC, our shareholders would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.  Shareholders and potential investors should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The "QEF election" regime, which serves as an alternative to the foregoing rules, is not available.

As a further alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ordinary shares qualify as being regularly traded on the NASDAQ Global Market.  If a U.S. Holder makes this election, the holder will generally (i) include in income as ordinary income for each taxable year the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder's adjusted tax basis in the ordinary shares would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.  Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to any indirect interest in any lower-tier PFICs that we may own.  Although a mark-to-market election may be made with respect to our ordinary shares, such election is not available with respect to an investment in our warrants.  A U.S. Holder who determines to make a mark-to-market election is urged to consult its tax advisor regarding the application and effect of the mark-to-market election.

Under recently enacted legislation, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.  In addition, if our shareholders hold ordinary shares in any year in which we are a PFIC, our shareholders will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ordinary shares, any gain realized on the disposition of the ordinary shares, and any "reportable election."  In the case of a U.S. Holder who has held ordinary shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ordinary shares.

Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ordinary shares and warrants if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Backup Withholding and Information Reporting

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including our ordinary shares, either directly or through a "foreign financial institution". This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares are not generally subject to U.S. backup withholding (provided that certain certification requirements are satisfied). U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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

The Company will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Transition Report. Please direct such requests to Anthony (Tony) Hung, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing 100088.

I. Subsidiary Information

    Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not have any instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

 Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed.

On February 22, 2010, China Fundamental consummated its acquisition of Beijing Wowjoint pursuant to the terms of the share purchase agreement. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.

After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million was available for use by the combined company for working capital purposes.

ITEM 15. CONTROLS AND PROCEDURES

This Transition Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Jibing Li, Chun Yi Hao and Chun Liu. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualifies as an “audit committee financial expert” and is “independent” as such terms are defined in the rules of the Securities and Exchange Commission.

Mr. Chun Yi Hao will not be deemed an “expert” for any purpose, including, without being limited to, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Chun Yi Hao as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Chun Yi Hao as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

ITEM 16B. CODE OF ETHICS

In April, 2010, our board of directors adopted a code of ethics for senior executive and financial officers (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the United States Securities and Exchange Commission and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to the Company and its senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Transition Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal year ended December 31, 2008, China Fundamental’s principal independent registered public accounting firm was UHY Vocation HK CPA Limited, located at 3/F, 50 Gloucester Road, Wanchai, Hong Kong. BDO Seidman, LLP has completed engagement of the initial public offering on May 27, 2008 and interim review for the period from December 12 (Inception) to June 30, 2008. On June 15, 2009, China Fundamental appointed UHY Vocation HK CPA Limited as its principal independent registered public accounting firm to perform the audits for the period from December 12, 2007, the Company’s inception, through December 31, 2008.  Sherb & Co., LLP was appointed by Beijing Wowjoint as its principal independent registered public accounting firm to perform the audits for the years ended August 31, 2009, and 2008.

The following table represents the approximate aggregate fees for service rendered by Sherb & Co., LLP, UHY Vocation HK CPA Limited and BDO Seidman, LLP for the fiscal years ended December 31, 2009 and 2008.

	December 31, 2009	December 31, 2008
Audit Fees – Sherb & Co., LLP	$100,000	$-
Audit Fees – UHY Vocation HK CPA Limited	10,000	20,000
Audit Fees – BDO Seidman, LLP	-	70,000
Audit-Related Fees		15,850
Tax Fees	-	-
All Other Fees	-	-
Total fees	$110,000	$105,850

 Audit fees

The Audit fee of Sherb & Co., LLP consists of the audit of AGL’s financial statements for the years ended August 31, 2009 and 2008.  The Audit fee of UHY Vocation HK CPA Limited consists of the audit of our financial statements for the years ended December 31, 2009 and 2008.

The aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of the Company’s balance sheet at May 21, 2008 included in our Current Report on Form 6-K, for the audit of our financial statements for the period from December 12, 2007 (inception) to May 21, 2007 and for the services performed in connection with the company’s registration statement on Form F-1initially filed in 2008, were US$70,000.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Sherb & Co., LLP did not bill any fees for services rendered any fees for services rendered to us during the four months ended December 31, 2009 and 2008 for assurance and related services in connection with the audit or review of our financial statements.

Other than the fees described under the caption “Audit Fees” above, UHY Vocation HK CPA Limited did not bill any fees for services rendered any fees for services rendered to us during the fiscal years ended December 31, 2009 and 2008 for assurance and related services in connection with the audit or review of our financial statements.

Other than the fees described under the caption “Audit fees” above, the audit-related fee billed by BDO Seidman, LLP for professional services for the semi-annual review of our financial statements for the period from January 1, 2008 to June 30, 2008 and the Company’s balance sheet at June 30, 2008 was US$15,850.

Tax Fees

There were no fees billed by Sherb & Co., LLP for tax services during the fiscal years ended December 31, 2009 and 2008.

There were no fees billed by UHY Vocation HK CPA Limited for tax services during the fiscal years ended December 31, 2009 and 2008.

There were no fees billed by BDO Seidman, LLP for tax services during the fiscal years ended December 31, 2009 and 2008.

All Other Fees

There were no fees billed by any of Sherb & Co., LLP, UHY Vocation HK CPA Limited or BDO Seidman, LLP for other professional services rendered during the fiscal years ended December 31, 2009 and 2008.

Our board of directors pre-approves all audits, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

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

ITEM 16G.  CORPORATE GOVERNANCE

The Company has elected to follow Cayman Islands practices in lieu of the requirements of NASDAQ Listing Rules 5605(c)(2)(A) with respect to Audit Committee Composition, 5605(e)(1) with respect to Independent Director Oversight of Director Nominations, 5605(d) with respect to Independent Director Oversight of Executive Officer Compensation, 5605(b)(1) with respect to Independent Directors and 5605(b)(2) with respect to Executive Sessions.

Notwithstanding these elections, the Company is currently in compliance with respect to NASDAQ Listing Rules 5605(c)(2)(A) and 5605(b)(1) as the Company has determined that Messrs. Chun Yi Hao, Jibing Li and Chun Liu, who comprise the Company’s Audit Committee and a majority of the Company’s Board of Directors, qualify as independent directors.

The Company currently does not require independent director involvement in either the nomination of directors or the determination of executive officer compensation, although its Nomination and Compensation Committees consists of Messrs. Chun Yi Hao, Jibing Li and Chun Liu, who are independent.  The Company also does not require regularly scheduled regularly scheduled meetings at which only independent directors are present.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Transition Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)**

1.2	Certificate of Incorporation*

4.1	Specimen Unit Certificate†

4.2	Specimen Ordinary Share Certificate†

4.3	Specimen Public Warrant Certificate†

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.6
Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

8.1	List of Subsidiaries***

10.1
Form of Securities Escrow Agreement among Continental Stock Transfer & Trust Company, certain officers, directors and shareholders and the Registrant (Incorporated by reference to exhibit 10.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.2
Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to exhibit 10.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.3
Form of Registration Rights Agreement among the Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.4
Amended and Restated Warrant Purchase Agreement between Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.5	Unit Purchase Option to be granted to the underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.6
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Chun Yi Hao (Incorporated by reference to exhibit 10.9 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.7
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Overseas Fund Ltd. (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.8
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Hope Ni (Incorporated by reference to exhibit 10.10 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.9
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Q.Y. Ma (Incorporated by reference to exhibit 10.11 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.10
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Tan Xiao Wei (Incorporated by reference to exhibit 10.12 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.11
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Ralco Capital Limited (Incorporated by reference to exhibit 10.13 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.12
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Rising Year Group Limited (Incorporated by reference to exhibit 10.14 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.13
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Oliveira Capital, LLC (Incorporated by reference to exhibit 10.15 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.14
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis International Investments LLC (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.15
Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Capital Partners L.P. (Incorporated by reference to exhibit 10.7 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.16	Share Purchase Agreement, dated November 30, 2009, among CFAC and the other parties named thereto†

10.17
Form of Escrow Agreement among China Fundamental Acquisition Corporation, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu, Liguo Liu and Mintz & Fraade, P.C. (Incorporated by reference to exhibit 4.1 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.18	Employment Agreement, dated February 22, 2010 between Wowjoint and Yabin Liu. (Incorporated by reference to exhibit 4.2 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.19	Employment Agreement, dated February 22, 2010 between Wowjoint and Fude Zhang. (Incorporated by reference to exhibit 4.3 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.20	Employment Agreement, dated February 22, 2010 between Wowjoint and Liguo Liu. (Incorporated by reference to exhibit 4.4 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.21	Employment Agreement, dated February 22, 2010 between Wowjoint and Yasheng Liu. (Incorporated by reference to exhibit 4.5 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.22
Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu (Incorporated by reference to exhibit 4.6 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.23
Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited (Incorporated by reference to exhibit 4.7 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.24
Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibit 4.8 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.25
Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.26
Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding

10.27	Executive Employment Agreement, dated March 12, 2010, between China Fundamental Acquisition Corporation and Anthony Hung†

10.28	Investor Relations Consulting Agreement, dated March 12, 2010 between Wowjoint Holdings Limited and Hayden Communications International, Inc.†

10.29
Exclusive Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co. Ltd. and the shareholders of Beijing Wowjoint (Incorporated by reference to exhibit 4.11 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†††

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†††

11.1	Code of Ethics††

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) ††

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))††

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

†	Previously filed

††	Filed herewith

†††	To be filed by amendment

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Ya Bin Liu
Ya Bin Liu
Dated: November 10, 2010		Chief Executive Officer

 INDEX TO FINANCIAL STATEMENTS

Authentic Genius Limited and its Subsidiaries

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2009, December 31, 2008 (Unaudited), August 31, 2009 and August 31, 2008	F-2
Consolidated Statements of Operations for the four month periods ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-3
Consolidated Statements of Shareholders' Equity for the four months ended December 31, 2009	F-4
Consolidated Statements of Cash Flows for the four months ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-5
Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Authentic Genius Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Authentic Genius Limited and its Subsidiaries as of December 31, 2009, August 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for the four months ended December 31, 2009 and the years ended August 31, 2009 and 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Authentic Genius Limited as of December 31, 2009, August 31, 2009 and 2008 and the results of its operations and its cash flows for the four months ended December 31, 2009 and the years ended August 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants

New York, New York
September 15, 2010

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$675,286	$955,667	$1,895,224	$1,438,074
Accounts receivable, net of allowance for doubtful accounts
of $1,348,983, $552,969, $800,865, and $445,220, respectively	13,410,233	16,213,702	14,447,402	12,727,729
Other receivables, net of allowance for doubtful accounts
of $0, $69,197, $69,197, and $69,157, respectively	42,669	291,782	234,482	222,636
Advances to suppliers	790,159	3,168,613	1,831,154	9,322,928
Inventories, net of advances and progress billings	3,635,328	3,529,578	2,866,164	4,982,319
Costs and estimated earnings in excess of billings	2,321,249	1,210,931	5,649,470	1,954,173
Due from the related parties	61,918	3,304	31,104	420,267
Total Current Assets	20,936,842	25,373,577	26,955,000	31,068,126

Property, plant and equipment, net of accumulated depreciation of $640,917 $389,487, $543,554 $331,951 at December 31, 2009 and 2008, respectively	1,629,936	1,721,904	1,677,484	1,541,073
Intangible asset, net	1,039,603	1,065,941	1,046,740	1,073,418
Restricted cash	188,093	78	237,531	—
Prepaid expense – Long-term	5,284	4,751	3,637	5,298

Total Assets	$23,799,758	$28,166,251	$29,920,392	$33,687,915

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$732,250	$731,550	$730,866	$730,439
Accounts payable and accrued expenses	4,437,085	5,075,548	4,099,650	5,364,128
Advances from customers	479,663	6,030,830	452,821	5,584,255
Taxes payable	5,227,022	4,182,466	5,144,881	2,427,542
Billings in excess of costs and estimated earnings	23,215	—	541,126	11,148,832
Other payables	257,497	157,285	1,008,152	124,727
Due to related parties	—	—	—	156,606
Total Current Liabilities	11,156,732	16,177,679	11,977,496	25,536,529

Shareholders’ Equity:
Common stock ($0.129 par value, 10,000 shares authorized,
10,000 issued and outstanding)	1,290	1,290	1,290	1,290
Additional paid in capital	3,576,373	3,576,373	3,572,301	3,576,373
Statutory surplus reserves	2,674,537	1,122,095	2,674,537	1,122,095
Retained earnings	5,536,674	6,459,619	10,872,455	2,641,108
Accumulated other comprehensive income	854,152	829,195	822,313	810,520
Total Shareholders’ Equity	12,643,026	11,988,572	17,942,896	8,151,386

Total Liabilities and Shareholders’ Equity	$23,799,758	$28,166,251	$29,920,392	$33,687,915

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Four-Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
Sales:
Machinery sales	$1,323,808	$17,133,885	$42,049,311	$35,869,810
Technical service	372,406	74,451	2,572,848	363,629
Total sales	1,696,214	17,208,336	44,622,159	36,233,439

Cost of goods sold
Machinery sales	5,932,317	12,223,943	29,440,609	30,031,571
Technical sales	233,163	66,472	1,858,805	147,070
Total cost of goods sold	6,165,480	12,290,415	31,299,414	30,178,641

Gross (loss) profit	(4,469,266)	4,917,921	13,322,745	6,054,798

Operating expenses:
General and administrative expenses	1,385,754	653,944	2,167,525	1,551,256
Selling expenses	366,644	53,681	258,554	144,727
Total operating expenses	1,752,398	707,625	2,426,079	1,695,983

(Loss) income from operations	(6,221,664)	4,210,296	10,896,666	4,358,815

Other expenses:
Interest expense	10,178	9,492	21,574	24,844
Bank expense	5,687	1,673	11,876	19,329
Foreign currency exchange loss	-	38,998	203,761	-
Other expense	39,861	32,013	36,508	3,303
Total other expenses	55,726	82,176	273,719	47,476

Loss (income) before income taxes	(6,277,390)	4,128,120	10,622,947	4,311,339

Income taxes - (benefit) expense	(941,609)	309,609	839,158	371,986

Net loss (income)	(5,335,781)	3,818,511	9,783,789	3,939,353

Other comprehensive income:
Unrealized foreign currency translation adjustment	35,911	18,167	11,793	563,716

Comprehensive income	$(5,299,870)	$3,836,678	$9,795,582	$4,503,069

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF THE SHAREHOLDERS’ EQUITY

	Common Stock		Additional	Statutory Surplus	Retained (Deficits)	Accumulated Other
	Shares	Amount	Paid-in Capital	Reserves	Earnings	Comprehensive Income	Total

Balance, September 1, 2007	10,000	$1,290	$3,576,373	$438,915	$(615,065)	$246,804	$3,648,317
Appropriation to statutory surplus reserves	—	—	—	683,180	(683,180)	—	—
Comprehensive income:
Net income	—	—	—	—	3,939,353	—	3,939,353
Unrealized foreign currency translation adjustment	—	—	—	—	—	563,716	563,716
Subtotal							4,503,069

Balance, August 31, 2008	10,000	1,290	3,576,373	1,122,095	2,641,108	810,520	8,151,386

Appropriation to statutory surplus reserves	—	—	—	1,552,442	(1,552,442)	—	—
Comprehensive income:
Net income	—	—	—	—	9,783,789	—	9,783,789
Unrealized foreign currency translation adjustment	—	—	—	—	—	7,721	7,721
Subtotal							9,791,510

Balance, August 31, 2009	10,000	1,290	3,576,373	2,674,537	10,872,455	818,241	17,942,896

Comprehensive income
Net income	—	—	—	—	(5,335,781)	—	(5,335,781)
Unrealized foreign currency translation adjustment	—	—	—	—	—	35,911	35,911
Subtotal							(5,299,870)

Balance, December 31, 2009	10,000	$1,290	$3,576,373	$2,674,537	$5,536,674	$854,152	$12,643,026

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Four Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,335,781)	$3,818,511	$9,783,789	$3,939,353
Adjustments to reconcile net income
net cash provided by operating activities:
Depreciation and amortization	106,569	66,674	240,209	169,134
Bad debt expense	548,118	107,789	355,130	228,277

Others	—	—	(4,072)	—
Changes in operating assets and liabilities:
Accounts receivable	489,051	(3,593,722)	(2,066,133)	(4,600,412)
Other receivables	191,813	(69,186)	(11,425)	590,023
Advances to suppliers	1,040,995	6,154,315	7,491,849	(4,403,824)
Inventories, net of advances and progress billings	(769,164)	1,452,741	2,117,548	(1,527,956)
Costs and estimated earnings in excess of billings	3,328,221	743,242	(3,691,505)	(121,192)

Prepaid expense - Short-term	(1,647)	547	—	187,240
Accounts payables and accrued expenses	337,435	(288,580)	(1,266,707)	197,194
Other payables	(750,655)	32,558	837,845	6,841
Advances from customers	26,842	446,575	(5,131,017)	2,677,148
Taxes payable	82,141	1,755,432	2,713,973	838,197
Billings in excess of costs and estimated earnings	(517,911)	(11,148,832)	(10,606,612)	3,724,867
Total adjustments	4,111,808	(4,030,447)	(9,020,917)	(2,034,463)

Net cash (used in) provided by operating activities	(1,223,973)	(521,936)	762,872	1,904,890

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible assets	-	-	-	(1,042,651)
Purchase of property, plant and equipment	(49,815)	(238,367)	(346,669)	(1,095,555)
Net cash used in investing activities	(49,815)	(238,367)	(346,669)	(2,138,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term loans	(732,150)	(730,350)	(730,342)	(279,071)
Proceeds from short-term loans	732,150	730,350	730,342	976,748
Restricted cash	49,438	(78)	(237,361)	—
Due from related parties	(30,814)	416,963	389,129	(309,957)
Due to related parties	-	(156,606)	(156,585)	149,582
Net cash provided by (used in ) financing activities	18,624	260,279	(4,817)	537,302

NET DECREASE (INCREASE) IN CASH	(1,255,164)	(500,024)	411,386	303,986

EFFECT OF EXCHANGE RATE CHANGES ON CASH	35,226	17,617	45,764	937,524

CASH, BEGINNING OF PERIOD	1,895,224	1,438,074	1,438,074	196,564

CASH, END OF PERIOD	$675,286	$955,667	$1,895,224	$1,438,074

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$10,178	$9,492	$31,281	$29,801
Income tax paid	$58,250	$16,044	$99,086	$99,747

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the financial statements of Authentic Genius Limited (referred to herein as “AGL”), its subsidiary, and variable interest entities (“VIEs”), where AGL is deemed the primary beneficiary.  AGL, its consolidated subsidiary and VIEs are collectively referred to herein as the “Company”, “we” and “us”.

Authentic Genius Limited (“AGL”) was incorporated in Hong Kong as a holding company on June 22, 2009.  AGL incorporated a wholly owned subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) in Beijing, People’s Republic of China (“PRC”), as a wholly foreign owned enterprise (“WFOE”) on August 3, 2009.

On August 25, 2009, BXFI entered into contractual agreements with Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) and its shareholders, as described below, by which BXFI is deemed the primary beneficiary of BWMC and BWMC being deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles (“GAAP”).

In accordance with GAAP, BWMC is deemed a VIE of BXFI, the primary beneficiary, and is required to be consolidated by BXFI, as BXFI is subject to a majority of the risk of loss for the VIE, or is entitled to receive a majority of the VIE’s residual returns. VIE’s are entities in which their primary beneficiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities. The results of VIE’s, are treated as that of a subsidiary, and are included in the consolidated statements of operations from the effective date of Acquisition.

The assets, liabilities, and non-controlling interest of a consolidated VIE are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

-	Carrying amounts of the VIE are consolidated into the financial statements of BXFI as the primary beneficiary (referred as “Primary Beneficiary” or “PB”)

-	Inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety

-	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest

Based on the contractual agreements, BXFI provides consulting services to BWMC and is entitled to (1) receive a substantial portion of the economic benefits from BWMC; (2) exercise effective control over BWMC and (3) has an exclusive option to purchase all or part of the equity interest in BWMC when and to the extent permitted by the PRC laws. By the virtue of the contractual agreements, BXFI consolidates the operating results, assets and liabilities in BWMC’s financial statements.

The following are brief descriptions of contracts entered between BXFI and BWMC:

(1) Exclusive Technical Consulting and Services Agreement .  BXFI entered into an Exclusive Technical Consulting and Service Agreement with BWMC, pursuant to which, BXFI exclusively provides consulting services to BWMC in exchange for a substantial amount of services fees.  This agreement enables the transfer of substantial portion of economic interests from BWMC to BXFI.

(2) Equity Pledge Agreement .  BXFI, BWMC and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BWMC has pledged all of its equity interests in BWMC to BXFI to guarantee the payment of service fees under the Exclusive Technical Consulting and Service Agreement.

(3) Voting Rights Proxy Agreement ..  BXFI and shareholders of BWMC have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BWMC has granted to BXFI and its designated person the power to exercise all voting rights of such shareholder.

(4) Exclusive Purchase Option Agreement .  BXFI and shareholders of BWMC have entered into an Exclusive Call Option Agreement, pursuant to which, each of the shareholders of BWMC has irrevocably and unconditionally granted BXFI or its designated person an exclusive call option to purchase, at any time if and when permitted by the PRC laws, all or any portion of the equity interests in BWMC at the price equal to five percent (5%) of the actual capital contribution made by each shareholder.

The consideration BWMC and its shareholders received for entering into the contractual agreements was of a nominal amount. The contractual agreements were entered into to protect BWMC against possible future foreign ownership restrictions that might currently apply to BWMC. The contractual agreements afford BXFI and its VIE, namely BWMC, the opportunity to access capital markets outside of the PRC, which would otherwise not be available to BWMC. If at such time in the future possible PRC ownership restrictions were to be eased with regards to BWMC, and should AGL obtain financing from foreign sources, the structure of the contractual agreements are such that control could go from that of a VIE relationship to that of direct ownership with ease and limited restrictions under PRC laws.

AGL’s wholly-owned subsidiary, BXFI, is the recipient of all the benefits of the contractual relationships. If BXFI is not be able to perform its services under the terms of the contractual agreements, the agreements and the VIE structure would not remain in effect. AGL entered into the contractual relationship with the objective of obtaining financing from foreign sources, without which its subsidiary BXFI could not fulfill its contractual agreements with BWMC.

BWMC was incorporated on March 3, 2004 in Beijing, PRC as a limited liability company. On September 20, 2006, BWMC registered a 100% wholly owned branch, Beijing Wowjoint Machinery Co., Ltd Tongzhou Branch  (the “Branch”) in Tongzhou District, Beijing, PRC.

BWMC is in the business of design, manufacturing and sales of a complete line of portable, re-locatable and stationary non-standard heavy duty construction equipment and machinery used in various engineering fields, such as bridge, road and railway construction, as well as in areas of heavy capacity lifting and transporting of concrete beams, boats, shipping containers.  Its product line includes launching gantries, tyre trolleys, special carriers, marine hoists and other special purpose equipment used in the lifting and carrying of heavy equipment.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the generally accepted accounting principles in the United States (“GAAP”). The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of PRC (“PRC GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”); however the accompanying consolidated financial statements have been translated and presented in United States Dollars (USD). All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates, and such differences may be material to the financial statements. Significant estimates include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful lives of plant and equipment, intangible assets, long-term prepaid expense, and accruals for taxes due.

Principles of Consolidation

The consolidated financial statements include the accounts of AGL, BXFI, BWMC and the Branch. All material inter-company accounts, transactions and profits have been eliminated in consolidation.

According to GAAP, a variable interest entity (VIE) is required to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the Company is the primary beneficiary of these entities. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

The assets and  liabilities of a consolidated variable interest entity are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:
•	the financial positions and results of BWMC are consolidated into the financial statements of BXFI as the primary beneficiary
•	Inter-company transactions and balances, such as revenues and costs, receivables and payables between or among BXFI and BWMC are eliminated in their entirety

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the PRC. Balances at financial institutions or state-owned banks within the PRC are not covered by insurance. Non-performance by these institutions could expose the Company to losses for amounts in excess of insured balances. At December 31, 2009 and 2008, August 31, 2009 and 2008, the Company’s bank balances held in Chinese institutions of approximately $0.7 million, $1.0 million, $1.9 million and 1.4 million, respectively, were uninsured. The Company has not experienced, nor does it anticipate, non-performance by these institutions.

Restricted cash

Restricted cash represents amounts held by banks, which are not available for the Company’s general use, as security for issuance of letters of credit, bank acceptance bills, bank borrowings and bank drafts. Upon maturity of the letters of credit and repayment of bank acceptance bills, bank borrowings and bank drafts, the deposits are released by the bank and become available for general use by the Company.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Accounts Receivable

The Company records accounts receivable net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, its current credit-worthiness and current economic trends. The amount of the provision, if any, is recognized in the consolidated statements of operations within the general and administrative expenses. Accounts are written off after appropriate collection efforts are conducted. The allowance for doubtful accounts as of December 31, 2009 and 2008 are $478,961, $38,592, respectively. The allowance for doubtful accounts as of August 31, 2009 and 2008 are $800,865 and 445,220, respectively.

Inventories

Inventories other than inventoried cost relating to long-term contracts are stated at the lower of cost or market utilizing the moving average method. Inventoried costs relating to long-term contracts are stated at the actual production cost and tolling cost, and applicable overhead, not in excess of realizable value.  An allowance is established when management determines that the carrying value of certain inventories may not be realizable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates and reflected in cost of sales. There were no allowances deemed necessary by management as of December 31, 2009 and 2008, August 31, 2010 and 2009.

The Company net advances and progress billings on long-term contracts against inventoried cost in the Consolidation Statement of Financial Position. Advances and progress billings in excess of related inventory are reported in billings in excess of related cost.

Property, Plant and Equipment

Plant and equipment is recorded at cost and depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of the assets, are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations. In accordance with GAAP, the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Plant	20 years
Furniture and fixtures	5 years
Equipment	5 years
Automobiles	5 years

Construction in Progress

Construction in progress consists of costs incurred for construction projects that have not yet been completed. These predominantly relate to the Company’s expansion of its retail stores. Once these projects are completed, the costs will be transferred to the appropriate property, plant and equipment category.

Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the four months ended December 31, 2009 and 2008, nor for the years ended August 31, 2009 and 2008.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted ASC 820-Fair Value Measurements and Disclosure or ASC 820 for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

Cash and cash equivalents include money market securities and commercial paper that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the Company did not elect the fair value options for any of its qualifying financial instruments.

Revenue Recognition

The Company generates revenue from the design, engineering, manufacturing and sales of customized heavy lifting and carrier equipment used in various engineering and construction of bridge, highways, railway and other applications requiring the lifting and carrying capability.

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  The following policies reflect specific criteria for the various revenues streams of the Company:

Contract Accounting
In accounting for long-term engineering and construction-type contracts, the Company follows the provisions of the AICPA’s Statement of Position 81-1—Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company recognizes revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. This method of revenue recognition requires the Company to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule, the cost of materials and labor, and productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards which may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset, “costs and estimated earnings in excess of billings,” represents revenues recognized in excess of amounts billed. The liability, “billings in excess of costs and estimated earnings,” represents billings in excess of revenues recognized.

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as deferred revenue. Deferred revenue as of December 31, 2009 and 2008, August 31, 2009 and 2008 are $479,663, $6,030,830, $452,821 and $5,584,255, respectively.

The Company also generates technical service incomes in accordance with terms stated in the agreements with its customers.

The Company’s revenue consists of invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and a sales discount is normally not granted after products are delivered.

Service Revenue
The Company provides technical and consultation service to its customers.  Service revenue is recognized when the service is performed.

Spare Parts revenue
The Company recognizes sales of spare parts upon delivery.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses, which amounted to $30,826, and $17,044 for the four months ended December 31, 2009 and 2008, respectively. Advertising expenses incurred during the years ended August 31, 2009 and 2008 are $46,739 and $45,879, respectively

Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses, which amounted to $36,744 and $2,198 for the four month ended December 31, 2009 and 2008, respectively. Research and development expenses incurred during the years ended in August 31, 2009 and 2008 are $2,953 and $46,406, respectively.

Income Taxes

The Company is subject to the Income Tax Law of the People’s Republic of China. Income taxes are accounted for under FASB ASC-740 Income Taxes or ASC 740. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Any deferred tax assets and liabilities would be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) Law of China replaced the existing China laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two year tax exemption, three year 50% tax reduction tax holiday for production-oriented FIEs was eliminated.

The Company has received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for the corporate enterprise income tax for the calendar years ended 2008 and 2009. The reduced income tax rate for the company is 7.5% and will be effective until December 31, 2009.

In addition, the Company is required to pay 17% value added taxes (VAT) at the machinery sales and to pay 5% business tax at the service incomes. The city construction taxes and educational taxes are based on 7% and 3% of the value added taxes and business taxes.

Accumulated Other Comprehensive Income

The accounts of BWMC were maintained and its financial statements were expressed in Chinese Renminbi (RMB). Such financial statements were translated into United States Dollars (USD) in accordance with GAAP, with the RMB as the functional currency. All balance sheet items, assets and liabilities are translated at the current exchange rates of the balance sheet dates, shareholders’ equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with GAAP as a component of shareholders’ equity.

The transactions of BWMC were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. For the four month period ended December 31, 2009 and 2008, the unrealized foreign currency translation adjustments were a gain of $33,301 and $18,167, respectively. For the years ended August 31, 2009 and 2008, the unrealized foreign currency translation adjustments were a gain of $11,793 and $563,716, respectively

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Statement of Cash Flows

In accordance with GAAP, cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

GAAP requires the use of the management approach model for segment reporting. The management approach model is based on how a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Based on this model, the Company has one reportable business segment, manufacture and marketing non-standard heavy lifting and carrying equipment in China.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy. The Company’s business may be influenced by changes in PRC governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Recent Accounting Pronouncements

Recent accounting pronouncements applicable to the Company are summarized below.

-
In October 2009, the FASB issued an ASU regarding accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing.  This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation.  This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of this ASU has had minimal to no impact on our consolidated financial statements.

-
In December 2009, FASB issued ASU No. 2009-16, Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140.The amendments in this Accounting Standards Update improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

-
In December, 2009, FASB issued ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). The amendments in this Accounting Standards Update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this Update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary.  Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary.  Upon deconsolidation of a subsidiary, and entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value.  In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.  This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets.  This ASU is effective for beginning in the first interim or annual reporting period ending on or after December 31, 2009.  The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-01- Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this Update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-02 – Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. The amendments in this Update affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity.  The amendments in this update are effective beginning in the period that an entity adopts SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” If an entity has previously adopted SFAS No. 160 as of the date the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted SFAS No. 160. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
On March 5, 2010, the FASB issued authoritative guidance to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first day of the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In March 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment awards in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, Revenue Recognition—Milestone Method, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The pronouncement clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, and therefore should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement is for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected companies will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

-
The FASB issued Accounting Standards Update (ASU) No. 2010-20. Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, on July 21, 2010, requiring companies to improve their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The extra disclosures for financing receivables include aging of past due receivables, credit quality indicators, and the modifications of financing receivables. This guidance is effective for interim and annual periods ending on or after December 15, 2010.  The Company is evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the consolidated statements.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 3 – ACCOUNTS RECEIVABLE

Significant percentage of contract value would be billed upon the delivery of the equipment to our customers. Accounts represent billed amount. Unbilled amount represent sales for which billings have not been presented to customers at year end. Please see note 14.

Accounts receivable consisted of the following:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Amount billed	$12,281,860	$9,919,934	$12,699,153	$4,517,745
Retainage, due upon completion of the contacts	2,477,356	6,846,737	2,549,114	8,655,204
Accounts receivable	$14,759,216	$16,766,671	$15,248,267	$13,172,949
Less: Allowance for doubtful accounts	(1,348,983)	(552,969)	(800,865)	(445,220)
Accounts receivables, net	$13,410,233	$16,213,702	$14,447,402	$12,727,729

The balance billed but not paid by customers pursuant to retainage provisions in long-term contracts will be due upon completion of the contacts and acceptances by the owner. Based on the Company’s experience in recent years, the retention balances at December 31, 2009 are expected to be collected in 2010, except for approximately $ 1.31 million expected to be collected in 2011.

Note 4 –ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company made provision for doubtful debts in the aggregate amount of $548,118 and $107,789 during the four month period ended December 31, 2009 and 2008, and $355,685 and $228,277 during the years ended August 31, 2009 and 2008, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Beginning of the period	$800,865	$445,220	$445,220	$286,100
Allowances made during the period	548,118	107,749	355,645	159,120
Closing balance	$1,348,983	$552,969	$800,865	$445,220

Analysis of allowances for other receivable is as follows:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Beginning of the period	$69,197	$69,157	$69,157	$—
Allowances made during the period	—	40	40	69,157
Write off during the period	(69,197)	—	—	—
Closing balance	$—	$69,197	$69,197	$69,157

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 5 – ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2009 and 2008 and August 31, 2009 and 2008, the advances to suppliers amounted to $790,159, $3,168,613, $1,831,154 and $9,322,928, respectively.

Note 6 –INVENTORIES

Inventories comprise:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Inventoried cost	$1,087,077	$—	$—	$—
Raw materials	2,548,251	3,529,578	2,722,380	4,194,119
Commercial spare parts	—	—	143,784	788,200
Total	$3,635,328	$3,529,578	$2,866,164	$4,982,319

Inventoried cost relating to long-term contracts in progress as of December 31, 2009 is $1,087,077 related to one customer cancelling their order. All production and tooling costs are recoverable from the new sales order entered on June 8, 2010.

Inventoried cost relating to long-term contracts in progress as of December 31, 2008, August 31, 2009 and 2008 is zero because they are net against advances and progress billings from those contracts.

Note 7 –PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:
	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Plant	$1,242,260	$1,241,072	$1,283,639	$985,856
Furniture and fixtures	180,038	136,142	157,099	134,064
Equipment	584,176	508,103	543,789	529,862
Automobiles	264,379	226,074	236,511	223,242
	2,270,853	2,111,391	2,221,038	1,873,024
Less: Accumulated depreciation	(640,917)	(389,487)	(543,554)	(331,951)
Plant and equipment, net	$1,629,936	$1,721,904	$1,677,484	$1,541,073

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expenses of $97,363, $57,536, $ 211,258 and $ 150,195 for four month period ended December 31, 2009 and 2008, and for the years ended August 31, 2009 and 2008, respectively.

Note 8 – INTANGIBLE ASSETS

Land Use Right
According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

The land use rights consisted of the following:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Land use rights	$1,094,319	$1,093,273	$1,092,250	$1,091,612
Less: Accumulated amortization	(54,716)	(27,332)	(45,510)	(18,194)
	$1,039,603	$1,065,941	$1,046,740	$1,073,418

Total amortization expenses of land use right for four month period ended December 31, 2009 and 2008 and for the years ended August 31, 2009 and 2008 are $9,206, $9,138, $27,287 and $17,377, respectively.

Amortization expenses of the intangible asset for the next five years after December 31, 2009 are as follows:

Year ended December 31, 2010	$27,287
Year ended December 31, 2011	27,287
Year ended December 31, 2012	27,287
Year ended December 31, 2013	27,287
Year ended December 31, 2014	27,287
Thereafter	903,168
$1,039,603

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 9 – SHORT-TERM LOANS

The short-term loans were as follows:

	At December 31,		At August 31,
Description	2009	2008	2009	2008
		(unaudited)

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 7.47% annually, due by November 11, 2008, with the collateral of buildings and land use rights.	$—	$—	$—	$438,263

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 30, 2008, with the collateral of buildings and land use right.	—	—	—	292,176

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 31, 2009, with the collateral of buildings and land use right.	—	731,550	730,866	—

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 5.31% annually, due by November 13, 2010, with the collateral of buildings and land use right.	732,250	—	—	—
	$732,250	$731,550	$730,866	$730,439

The interest expense was $10,178, $9,492, $21,574 and $24,844 for four month ended December 31, 2009 and 2008, and for the years ended August 31, 2009 and 2008, respectively.

Note 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
Accounts payable	$4,294,832	$4,947,607	$3,955,624	$5,195,570
Accrued expenses	—	—	—	15,413
Payroll and welfare payables	—	—	2,041	25,399
Contingent liabilities	142,253	127,941	141,985	127,746
Total	$4,437,085	$5,075,548	$4,099,650	$5,364,128

Note 11 – OTHER PAYABLES

Other payables comprised of the following:
	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Payable to employees	$29,169	$13,392	$826,597	$978
Payable to other companies	228,328	143,893	181,555	123,749
Total	$257,497	$157,285	$1,008,152	$124,727

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 12 – TAX PAYABLES

Tax payables are summarized as follows:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
VAT tax payables and other tax payables	$4,988,518	$3,397,038	$4,188,470	$2,203,098
Income tax payable	238,504	785,428	956,411	223,944
Total taxes payable	$5,227,022	$4,182,466	$5,144,881	$2,427,542

Note 13 – INCOME TAXES

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which is effective from January 1, 2008.

Prior to January 1, 2008, the CIT rate applicable to corporations in the PRC was 33%, which is composed of 30% national income tax and 3% local income tax.  After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our subsidiaries is 25%. The New CIT Law has an impact on the deferred tax assets and liabilities of the Company. The Company adjusted deferred tax balances as of December 31, 2009 based on their best estimate and will continue to assess the impact of such new law in the future. The effects arising from the enforcement of the New CIT Law have been reflected in the accounts.  Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

The key changes in the new law are:

-	The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%; and

-
Companies established before March 16, 2008 will continue to enjoy tax holiday treatment approved by the local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company is 7.5% until December 31, 2009. .

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income.  The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company were to have non-PRC incorporated entities are they are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law.  The Company has analyzed the applicability of this law, as of December 31, 2009, and the Company has not accrued for PRC tax on such basis.  The Company will continue to monitor changes in the interpretation or guidance of this law.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China.  Such dividends were exempted from PRC tax under the previous income tax law and regulations.  The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008.  There were no dividends distributed in the four months ended December 31, 2009 and 2008, and during the years ended August 31, 2009 or 2008.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory rate in the PRC and the actual tax provision:

	Four Month Ended		Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
Income tax (benefit) provision at PRC statutory rate	$(1,569,000)	$1,033,000	$2,658,000	$1,078,000
Abatement of taxes – Technology enterprises	627,000	(413,000)	(1,062,000)	(431,000)
Additional abatement	-	(310,000)	(797,000)	(323,000)
Permanent difference	-	-	40,000	48,000
Total tax (benefit) expenses	$(942,000)	$310,000	$839,000	$372,000

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes.  The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  As of December 31, 2009 and 2008 and August 31, 2009 and 2008, the Company does not have a liability for unrecognized tax expenses.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced. As of December 31, 2009 the Company’s deferred tax asset that has been netted against the Company’s corporate income tax liability.

Note 14 – RELATED PARTIES TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/to related parties represented the advances from or to the Company’s shareholders.

The amounts were unsecured, non-interest bearing and due on demand. As of December 31, 2009 and 2008, August 31, 2009 and 2008, amount due from related parties were $61,918, $3,304, $31,104 and $420,267, respectively. As of December 31, 2009 and 2008, August 31, 2009 and 2008, the amounts due to related parties were $0, $0, $0 and $156,606, respectively.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 15 – COST AND ESTIMATED EARNINGS AND BILLINGS

The current assets, “costs and estimated earnings in excess of billings” on contract in progress, represent cumulative revenues recognized in excess of the cumulative amount billed to the customer. Included in cost and estimated earnings in excess of billings are unbillable receivable on contracts, or portions of contracts, that have been recorded in sales on attainment of sales or revenue criteria, though appropriately recognized, cannot be billed yet under the contracts as of the balance sheet.

Costs and estimated earnings in excess of billings are as follows:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Contract costs incurred plus recognized profits less recognized losses to date	$20,384,927	$13,076,216	$29,414,979	$16,017,440
Less: Progress billings to date	(18,063,678)	(11,865,285)	(23,765,509)	(14,063,267)
Costs and estimated earnings in excess of billings	$2,321,249	$1,210,931	$5,649,470	$1,954,173

During the four month ended in December 31, 2009 and 2008, four contracts amounting to $ 9,795,565 and 3 contracts amounting to $ 4,924,619 completed, respectively. Once the contracts are completed, any billed revenue that has not been collected is reported as account receivables.

The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2009 are typically billed within one year.

The current liability, “billings in excess of costs and estimated earnings” on contract, represents the amount billed in excess of revenues recognized. Based on normal sales contract terms, our customers pay 20%-30% of total contract value as a deposit. Payments received on contracts not yet started are recorded as advances from customers. Billings in excess of costs and estimated earnings” are payments received on contracts that have been started and where the payment on the contract exceeds work progress to date. With the contract and work progresses, billings in excess of costs and estimated earnings will gradually decrease to zero.

Billings in excess of costs and estimated earnings are as follows:

	At December 31,		At August 31,
	2009	2008	2009	2008
		(unaudited)
Progress billings to date	$35,667	$—	$1,314,681	$13,665,654
Less: Contract costs incurred plus recognized
Profits less recognized losses to date	(12,452)	—	(773,555)	(2,516,822)
Billings in excess of costs and estimated earnings	$23,215	$—	$541,126	$11,148,832

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 16 – MAJOR CUSTOMERS AND VENDORS

Major vendors
There was one vendor from which the Company purchased more than 10% of its raw materials for four month period ended December 31, 2009, accounting for about 12%. Accounts payable to the vender as of December 31, 2009, was $0.

There were four vendors from which the Company purchased more than 10% of its raw materials for four month period ended December 31, 2008, each vendor accounting for about 10%, 13%, 14% and 20%, respectively.  Accounts payable to the venders was $0, $37,879, $455,123 and $0, respectively, as of December 31, 2008.

There were four vendors from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2009, with each vendor individually accounting for about 23%, 22%, 14%, and 12%. Accounts payable to each vender as of August 31, 2009, was $0, $47,214, $0, and $0 respectively.

There was one vendor from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2008, accounting for about 13%.  Accounts payable to the vender was $178,519 as of August 31, 2008.

Major customers
One customer accounted for 98% of the total sales for four month period ended December 31, 2009. Accounts receivable from this customer as of December 31, 2009, was $720,240.

There was one customer that accounted for over 10% of the total sales for the four month period ended December 31, 2008, accounting for about 69% of total sales for that period. Accounts receivable from this customer as of December 31, 2008, was $6,784,405, respectively.

There were two customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2009, with each customer individually accounting for about 46%and 16%. Accounts receivable from the two customers as of August 31, 2009, was $158,136 and $1,529,118 respectively.

There were four customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2008, with each customer individually accounting for about 26%, 20%, 15% and 13%. Accounts receivable from these four customers as of August 31, 2008, was $2,025,697, $3,860,005, $2,161,832 and $982,141, respectively

Note 17 – STATUTORY RESERVE AND STATUTORY COMMON WELFARE FUND

As stipulated by the Company Law of the PRC, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;

ii.
Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

iii.
Allocations of 5 to 10% of income after tax, as determined under PRC accounting rules and regulations, to the Company’s “Statutory common welfare fund”, which is established for the purpose of providing employee facilities and other collective benefits to the Company’s employees; and

iv.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

According to the new Company Law of the PRC executed in 2006, the Company is no longer required to reserve the “Statutory common welfare fund”. Accordingly, the Company did not reserve the common welfare fund.

As of December 31, 2009 and 2008, and August 31, 2009 and 2008, the statutory surplus reserve is $2,674,537, $1,122,095, $2,674,537, and $1,122,095, respectively.

Note 18 – SHAREHOLDERS’ EQUITY

BWMC was incorporated in the PRC as a limited company, whereas each of its shareholders owns a percentage of the equity ownership in lieu of a number of ordinary shares. As of December 31, 2009, BWMC has eight shareholders forming 100% equity ownership. Since its capital structure is in a percentage of equity ownership in lieu of the number of ordinary shares, we have categorized the value of ownership as “share capital” included in additional paid in captial.

Note 19 – SUBSEQUENT EVENTS

(a)
On February 22, 2010, AGL, along with BXFI and BWMC, and Giant Nova Holdings Limited (“Giant Nova”), a British Virgin Island company (a “BVI”) completed a Share Purchase Agreement (the “Acquisition”) with China Fundamental Acquisition Corporation (“CFAC”) a Cayman Island company incorporated on December 12, 2007. Under the terms of the Share Purchase CFAC will acquire 100% of the outstanding shares, and or equity, of AGL and Giant Nova for 5,700,000 shares of CFAC. Subsequent to the Share Purchase the share holders of AGL and Giant Nova, collectively to be referred to as Beijing Wowjoint, will have a majority of the shares of CFAC, and accordingly will have control of the consolidated CFAC entity to be referred to as Wowjoint Holdings Limited. The owners of BWMC are the largest shareholders of Giant Nova. In accordance with the Acquisition, Giant Nova’s shareholders will receive a substantial majority of shares under the Acquisition; accordingly the BWMC shareholders will hold a majority position in Wowjoint Holdings Limited. Of the 5,700,000 shares issued a total of 3,696,735 shares will be held in escrow to be released on February 22, 2014.

CFAC was formed as a Special Purpose Acquisition Company, a SPAC, whereby they raised funds in an initial public offering with the intent to apply substantially all net proceeds from the public offering to a business combination. The acquisition will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Beijing Wowjoint, of which BWMC shareholders are the majority holders thereof, will have effective control of CFAC through (1) their approximately 55% shareholder interest in the combined entity, (2) majority representation on the board of directors, and (3) being named to all of the senior executive officer positions. For accounting purposes, Beijing Wowjoint will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Beijing Wowjoint, i.e., a capital transaction involving the issuance of share by CFAC for the shares of Beijing Wowjoint. Accordingly, the combined assets, liabilities and results of operations of Beijing Wowjoint became the historical financial statements of China Fundamental at the closing of the acquisition, and CFAC’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with those of Beijing Wowjoint beginning on the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital. No step-up in basis or intangible assets or goodwill will be recorded in the transaction.

In connection with the Acquisition, holders of 1,374,089 shares of CFAC’s, from CFAC’s public offering (the “Offering”) and Over-allotment (the “Over-allotment”) from May 2008, elected to redeem their shares for cash at $7.96 per share. In order to facilitate the Acquisition being approved by CFAC shareholders, CFAC, the Company and their respective affiliates entered into privately negotiated “forward contracts” transactions to purchase 1,696,258 ordinary shares of CFAC from shareholders who had indicated their intention to vote against the Acquisition and seek redemption of their shares for cash. These transactions were entered into prior to the meeting of CFAC shareholders to approve the Acquisition, but would not be completed until the Acquisition was consummated. The redemption purchase and the forward contracts were paid out of funds of CFAC. Prior to the Acquisition, a total of 5,320,312 shares of CFAC were outstanding, subsequent to the redemption and forward contracts a total of 2,249,965 were outstanding.

In addition to the 2,249,965 CFAC shares outstanding prior to the Acquisition, upon completion of the Acquisition on February 22, 2010, warrants underlying 7,264,756 shares exercisable at $5.00 per share became exercisable and have a life until the fourth anniversary of Offering, or until May 15, 2012.  CFAC may redeem the warrants, at a price of $0.01 per warrant upon 30 days’ notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the warrants issued in the Offering, CFAC is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. CFAC will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. The CFAC warrants are comprised of (i)  1,064,062 shares underlying the warrants issued to the shareholders that established CFAC (the “Existing Shareholders”) in a 1:1 proportion to the actual shares issued for CFAC’s establishment, (ii) 1,944,444 shares underlying the warrants sold to investors in a private placement (the “Private Placement Warrants”), sold  simultaneously as CFAC was closing the Offering in May 2008, and (iii) 4,256,250 shares underlying the warrants included in the Offering and Over-allotment  from May 2008. Included in these warrants are the warrants issued with the 1,374,089 shares that were redeemed, and warrants issued with the 1,696,258 shares that were re-purchased in forward contracts. The shareholders electing to redeem their shares and sell the shares in the forward contracts were permitted to retain the warrants that they had received in the Offering and Over-allotment.

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

The Existing Shareholders and the holders of the Private Placement Warrants are entitled to registration rights with respect to their outstanding ordinary shares and shares underlying their warrants pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that CFAC register their ordinary shares commencing six months after the consummation of the Acquisition. The holders of the Private Placement Warrants are entitled to demand that CFAC register these securities commencing upon the consummation of the Acquisition. In addition, the Existing Shareholders and holder of the Private Placement Warrants have certain “piggy-back” registration rights on registration statements filed after CFAC’s consummation of the Acquisition.

In accordance with the Acquisition, the issuance to Realink, one of shareholders of Giant Nova, of up to 500,000 additional shares if the following performance targets are achieved (1) 200,000 earn-out shares in the event that the closing price per share of Wowjoint Holdings Limited is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date; (2) 200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date; and (3) 100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date. Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

(b)
On August 4, 2010, the Company announced that the ownership of Beijing Wowjoint Machinery Co., Ltd (“BWMC”) was transferred to Beijing Xin Fu Industry Consulting Co., Ltd (“BXFI’). BXFI formerly had no direct equity ownership interest in Beijing Wowjoint and relied on contractual arrangements with Beijing Wowjoint and its shareholders to substantially control and operate BWMC. After the transfer was completed, the Company directly owns 100% of its operating entity BWMC.

(c)	The Company has evaluated all events and transactions that occurred after December 31, 2009 up through the date that the financial statements were issued.