Form 20-F/A
period 2009-12-31
Wowjoint Holdings Ltd
filed 2011-04-14
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

•
except where otherwise indicated, references to “Beijing Wowjoint”collectively  refer to Authentic Genius Limited (“AGL”); its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”); its former variable interest entity ("VIE") and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”) and Giant Nova Holdings Limited;

•	references to the “acquisition” or the “business combination” refer to the purchase by China Fundamental of all of the outstanding shares of AGL and Giant Nova Holdings Limited on February 22, 2010;

•
references to the financial statements of Beijing Wowjoint, either audited or unaudited, refer collectively to those of AGL and its consolidated subsidiary, BXFI; its former VIE and now wholly owned subsidiary, Beijing WowjointMachinery Co., Ltd. ;and Giant Nova Holdings Limited;

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

Summary of statement of operation data:
(US$ in thousands except per share and operating data)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	Unaudited	Audited	Audited
Revenue	1,696	17,208	44,622.2	36,233.4
Gross profit	(4,469)	4,918	13,322.7	6,054.8
Operating income	(6,221)	4,210	10,896.7	4,358.8
Net income	(5,112)	3,509	9,783.8	3,939.4
Basic net income per share(1)	n/a	n/a	n/a	n/a
Diluted net income per share(1)	n/a	n/a	n/a	n/a

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:
(US$ in thousands)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	Unaudited	Audited	Audited
Net cash provided by (used in) operating activities	(1,223)	(522)	762.9	1,904.9
Net cash provided by/(used in) investing activities	(50)	(238)	(346.7)	(2,138.2)
Net cash provided by/(used in) financing activities	19	260	(4.8)	537.3

Summary of balance sheet data:
(US$ in thousands)

	As of December 31,		Year ended August 31,
	2009	2008	2009	2008
	Audited	Unaudited	Audited	Audited
Cash and cash equivalents	675	956	1,895.2	1,438.1
Working capital(1)	9,334	9,196	14,977.5	5,531.6
Total assets	24,965	28,166	29,920.4	33,687.9
Total shareholders’ equity	12,867	11,989	17,942.9	8,151.4

(1)	Working capital is calculated as current assets minus current liabilities.

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

Delays in collecting accounts receivable, receiving progress payments or the release of retention money by our customers may affect our liquidity.

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

In 2010, we began leasing equipment to several of our customers. As lease payments are received periodically over time, rather than in upfront payments, growth in our leasing business could also affect our liquidity.

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

Our business is based on a number of proprietary products, which are protected by patents filed in the PRC. We expect our future growth will rely on these proprietary products to meet customers’ demands. For example, given the expansion of China’s rail system into China into mountainous and heavily forested areas, we expect that sales of our integrated launching gantry, which is designed and well suited for such terrain, to represent an increasing portion of our overall sales in the next several years. However, if third parties should infringe on any of our intellectual property rights, regarding the patents on our integrated launching gantry, or other products, as has happened on several occasions, we may need to devote significant time and financial resources in legal actions brought through the China court system to attempt to halt the infringement. For example, there is currently one ongoing lawsuit in the Beijing appeals court which we have filed in connection with infringements of our patents. An earlier ruling of this lawsuit ended in our favor, whereby the Beijing court awarded us RMB 1.0 million.  A second lawsuit that is also being heard by a court in Beijing, was recently settled, whereby we agreed to grant the infringing party the use of our patent in return for it entering into a multi-year contract with us. Conversely, in the event of an infringement claim by third parties against us, we may be required to spend a significant amount of time and financial resources to defend against such claim. However we may not always be successful in lawsuits which we initiate or in defending ourselves against claims made against us by others. Moreover, any litigation could result in substantial costs and diversion of our management resources and could materially and adversely affect our business and operating results.

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

The majority of our sales are generated from customers involved in the construction of railways and highways. In particular, China Railway Construction Corporation (“CRCC”), China Railway Group Limited (“CRG”), China Communications Company Limited (“CCC”) and SinoHydro Corporation (“SinoHydro”) have accounted for a sizeable portion of our total revenues in recent years. For example, in the fiscal year ended August 31, 2008, CRCC”, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four month transition period from August 31, 2009 to December 31, 2009, SinoHydro Corporation, a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the nine months ended September 30, 2010, CRCC, CCC and SinoHydro accounted for 50% (Bureau 16, 25%; Bureau 12, 25%), 21% and 11% of our total sales, respectively. Any reduction or delay in the capital spending by these companies or in the PRC’s infrastructure development could cause a significant decline in our sales and profitability.

Our current products are custom-made for specific projects, which provides no guarantee of future success.

We are a solution provider of customized heavy duty large scale equipment for infrastructure construction projects. Each of our products is relatively unique to the construction projects in which it is designed to operate. Although most designs provide flexibility and capacity to be modified, we are usually engaged by our customer on a per project basis. Thus, a majority of our sales do not result in repetitive purchases of the same piece of equipment, which may limit the extent to which our sales and profitability are sustainable in the future.

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

Limitations on the ability of our operating subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.

We are a holding company and conduct substantially all of our business through our principal operating subsidiary, Beijing Wowjoint Machinery Co. Ltd. and affiliated entities. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Beijing Wowjoint Machinery Co. Ltd., is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Beijing Wowjoint Machinery Co. Ltd. incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends and other distribution to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Risks Associated with Conducting Business in China

Wowjoint’s results of operations, financial position and prospects are subject to a certain degree to the economic, political and legal developments of the PRC.

Political and economic policies of the PRC government could affect Wowjoint's business and results of operations.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

▪	its structure;

▪	level of government involvement;

▪	level of development;

▪	growth rate;

▪	level of capital reinvestment;

▪	control of capital reinvestment;

▪	control of foreign exchange; and

▪	allocation of resources.

Prior to the PRC government’s adoption of reform and the “Open Door” policies in 1978, China was a planned economy. Since then, the PRC government has implemented a number of measures to encourage growth and to guide the allocation of resources, thus resulting in significant economic and social development in the past 30 years. China has since transitioned into a more market-oriented economy.

Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have encouraged the development of autonomous and privately-owned businesses, the utilization of market forces and the establishment of good corporate governance measures in China. We cannot predict whether changes resulting from these reforms in China’s political, economic and social conditions and policies, or in relevant laws and regulations, will have any adverse effects on our current or future business, operational results or financial condition.

In addition, our ability to continue to sustain and expand our business is dependent on a number of factors, including general economic and capital market conditions and credit availability from banks or other lenders. Recently, the PRC government has articulated a need to control the rate of economic growth and has been reported to be tightening its monetary policies, including increasing interest rates on bank loans and deposits and tightening the money supply to control growth in lending. We cannot give any assurance that further measures to control growth in lending will not be implemented in a manner that may adversely affect its future growth and profitability. Furthermore, We cannot assure that our historical economic and market conditions will continue, or that it will be able to sustain its growth.

Uncertainties with respect to the PRC legal system could limit the legal protections available to Wowjoint and its shareholders.

Wowjoint’s operating subsidiaries and/or associated companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties which may limit legal protections available to Wowjoint and its shareholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuations in China's economy may slow the growth of Wowjoint and reduce its profitability.

China has been one of the world’s fastest growing economies as measured by GDP in recent years. It has also been one of the driving forces for the heightened demand in the world’s construction equipment industry. However, China may not be able to sustain such a growth rate. In addition, a slowdown in the economies of the United States, the European Union and certain Asian nations, with which China has important trade relationships, may adversely affect the economic growth of China, which may in turn lead to a decrease in demand for China’s construction equipment and correspondingly, demand for Wowjoint’s services. Wowjoint cannot assure that its financial condition and operational results, as well as its future prospects, will not be adversely affected by an economic downturn in China.

Changes in PRC tax laws may result in Wowjoint being subject to a higher income tax rate.

Under the new PRC Enterprise Income Tax Law that became effective on January 1, 2008 (the “New EIT Law”), enterprises organized under the laws of jurisdictions outside the PRC with their de facto management bodies located within the PRC may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law, however, does not define the term “de facto management bodies”. If, among other things, a portion of Wowjoint’s management continues to be located in the PRC, the Company may be considered a PRC resident enterprise by PRC tax administration and therefore subject to PRC enterprise income tax at the rate of 25% on Wowjoint worldwide income, which may have a material adverse effect on Wowjoint’s financial results. In addition, although the New EIT Law provides that “dividend income between qualified resident enterprises” is exempted income, it is still unclear as to what is considered “qualified resident enterprise” under the New EIT Law.

Almost all of Wowjoint's assets are located in China and substantially all of its revenue are be derived from its operations in China. Accordingly, Wowjoints's results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect Wowjoint’s business. The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product (GDP) growth. CFAC cannot assure, however, that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage sustainable economic growth and guide the allocation of resources. The PRC government has also begun to use macroeconomic tools to decelerate the rate of Chinese economic growth. Some of these measures benefit the overall PRC economy, but may also have a negative effect on Wowjoint.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Wowjoint cannot assure that China’s economic, political or legal systems will not develop in a way that becomes detrimental to Wowjoint’s business, prospects, financial conditions and results of operations.

If the PRC government finds that Wowjoint’s organizational structure does not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations change in the future, it could be subject to significant penalties or be forced to relinquish its interests in those operations.

If Wowjoint or any of its potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

▪      revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

▪      confiscate relevant income and impose fines and other penalties;

▪      discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

▪      require Wowjoint or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

▪      restrict or prohibit remittance of any profits or dividends abroad by Wowjoint’s PRC subsidiaries or affiliates;

▪      impose conditions or requirements with which Wowjoint or possible future PRC subsidiaries or affiliates may be not be able to comply.

The imposition if any of these penalties could result in a material and adverse effect on Wowjoint’s ability to conduct its business.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on Wowjoint's operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. Wowjoint thus cannot be certain how the regulations will be applied to its business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on its ability to conduct its business.

Because Chinese law governs most of Wowjoint's current material agreements, it may not be able to enforce its rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Wowjoint cannot assure that it will be able to enforce any of its material agreements or that remedies will be available outside of the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, inconsistent professional abilities of the judicators, and the inclination to protect local interest in the court rooms, interpretation and enforcement of PRC laws and regulations involve uncertainties, which could limit the legal protection available to Wowjoint, and foreign investors. The inability to enforce or obtain a remedy under any of Wowjoint future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on Wowjoint's business, prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, Wowjoint may not be aware of its violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could lead to a significant decrease in Wowjoint’s profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in the services or products Wowjoint may ultimately offer leading to a decline in Wowjoint’s profitability.

As a result of merger and acquisition regulations which became effective on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that Wowjoint may not be able to complete a transaction, negotiate a transaction that is acceptable to its shareholders, or sufficiently protect shareholder’s interests in a transaction.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (“MOFCOM”), the State Assets Supervision and Administration Commission (“SASAC”), the State Administration for Taxation, the State Administration for Industry and Commerce (SAIC), the China Securities Regulatory Committee (“CSRC”), and the PRC State Administration of Foreign Exchange (“SAFE”), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “M&A Rules”). These comprehensive rules govern the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC.

Although prior to September 8, 2006 there was a complex series of regulations administered by a combination of provincial and centralized agencies in place for acquisition approval of Chinese enterprises by foreign investors, the M&A Rules have largely centralized and expanded the approval process to MOFCOM, SAIC, SAFE or its branch offices, SASAC, and the CSRC. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and involves significant uncertainty, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit Wowjoint's ability to complete such transactions, which could affect Wowjoint’s ability to expand its business or maintain its market share.

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

Ambiguities in the M&A Rules may make it difficult for Wowjoint to properly comply with all applicable rules and may affect Wowjoint's ability to consummate an acquisition.

Although the M&A Rules set forth many requirements that have to be followed, there are many ambiguities with respect to the meaning of many provisions of the M&A Rules. Moreover, the ambiguities give regulators wide latitude in the enforcement of regulations and approval of transactions. Therefore, Wowjoint cannot predict the extent to which the M&A Rules will apply to any acquisition transition in connection with Wowjoint, and therefore, there may be uncertainty in whether or not the transaction which has or will be completed by Wowjoint will violate the M&A Rules.

Exchange controls that exist in the PRC may limit Wowjoint's ability to utilize its cash flow.

Wowjoint is subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Under PRC regulations, Renminbi may be converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Wowjoint’s PRC subsidiaries may also retain foreign exchange in their respective current bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and vise versa, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of Wowjoint’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of Wowjoint’s PRC subsidiaries or affiliated entity to obtain foreign currencies, limit Wowjoint’s ability to utilize revenues generated in Renminbi to fund Wowjoint’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect Wowjoint’s business.

A failure by Wowjoint’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict Wowjoint’s ability to distribute profits, restrict Wowjoint’s overseas and cross-border investment activities or subject the combined company to liability under PRC laws, which could adversely affect Wowjoint’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. In 2010, all of our PRC resident shareholders voluntarily inquired about and attempted to comply with the relevant SAFE regulations. However, the local SAFE branch was not certain about whether the registration requirements applied to our shareholders, inhibiting their ability to make their registration applications. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us or our PRC resident shareholders to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from this offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Wowjoint is committed to complying, and to ensuring that Wowjoint’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements after the acquisition. However, Wowjoint cannot assure that it, or the owners of Wowjoint, will be able to complete the necessary filings and registrations with SAFE for the proposed business combination on a timely basis.

Risks to Our Organization

Affiliates of Realink Group Limited, which is controlled by the Company’s executive officers, beneficially own a majority of our voting shares.

Affiliates of Realink Group Limited, or Realink, may be deemed to beneficially own approximately 54.7% of our voting power. Realink is controlled by the company’s executive officers. Mr. Yabin Liu, our Chief Executive Officer and Chairman is a 44.4% holder of Realink, a British Virgin Island company.  Mr. Fude Zhang, our Chief Technical Officer and director is a 39.5% holder of Realink and Mr. Yasheng Liu, our Senior Vice President and the younger brother of Mr. Yabin Liu, is a 10.7% owner, with Mr. Liguo Liu being a 5.4% holder of Realink.  The shareholders of Realink have agreed that approximately 3.7 million of the ordinary shares held by them will be held in escrow until February 22, 2014.  In addition, pursuant to an earn-out provision in the Share Purchase Agreement, the company has agreed to issue to Realink up to 500,000 additional shares if certain performance targets are achieved by the company.

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

In addition 1,064,063 ordinary shares and the same number of warrants which were originally purchased by China Fundamental’s management prior to the initial public offering were held in escrow. These securities became eligible for release from escrow on August 22, 2010 (i.e., six months after the closing of the business combination), although some security holders have not yet requested the escrow agent to release their securities. The release and registration of these securities will increase our public “float”, which may cause a decrease in our share price.

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

For example, if the per share closing price is above the target price for 180 days in any consecutive 360 days in the two or three year period from the closing date of the business combination, February 22, 2010, the performance target will have been met, and the respective incentive shares will be issued.

Once issued, the earn out shares are not returnable or otherwise cancelable if certain conditions are not met.

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

China passed a new EIT Law effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementation rules to the EIT law define “de facto management bodies.” Further, on April 22, 2009, the PRC State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of their De Facto Management Bodies (“Notice 82”). However it remains unclear how the PRC tax authorities will interpret and implement such rules. Our senior management are primarily located in the PRC, and almost all of our revenues currently arise from our operations in China.

Under the law, a Tax Resident Enterprise (“TRE”) refers to an enterprise which is established in accordance with the laws in China, or an enterprise which is established in accordance with the laws of foreign countries but with "a place of effective management" located with China.  The “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and property of an enterprise.

Wowjoint Holding mainly serves as a vehicle to hold the operating entities and to obtain finance from international capital markets, and only generates passive interest income. Our senior management, assets and financial accounting books are primarily located in the PRC, as are three of our five directors. Most of our in-person regular/quarterly board meetings are held in China, and major strategic business decisions are generally made in China.

Based on the above factors, Wowjoint Holdings is likely to be recognized as a resident enterprise by PRC tax authorities. In accordance with the EIT Law, dividends, which arise from tax resident enterprise to non-tax resident enterprise, are subject to a 10% withholding income tax, while dividends which arise from tax resident enterprise to a tax resident enterprise, are tax free. Therefore, if Wowjoint Holdings is recognized as a resident enterprise, withholding tax is zero when it receives dividends from its subsidiaries incorporated in PRC.

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

Beijing Wowjoint Machinery Co. Ltd. was founded in March 2004 by Mr. Yabin Liu and Mr. Fude Zhang. Our management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  Our equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China. From 2005 to 2008, Wowjoint equipment has been deployed in the construction of the Guangdong express railway, the Beijing to Tianjin intercity high-speed passenger train line, the Shijiazhuan to Taiyuan express railway, the Fuzhou to Xiamen high-speed railway, the Zhengxi intercity train line, the Wuhan to Guangzhou high-speed railway, the Beijing-Shanghai railway and the Harbin to Dalian high-speed railway, the Shijiazhuang to Wuhan railway, the Beijing to Shijiazhuang railway, the Shanghai-Hangzhou railway and the Chang-Jiu intercity railway projects. We have also recently begun to export our equipment to the United States, the Middle East and the European markets in relatively small volume.

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

On November 30, 2009, CFAC entered into a share purchase agreement with Authentic Genius Limited (“AGL”) and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“Beijing Wowjoint”) and Giant Nova Holdings Limited.  On February 22, 2010, pursuant to the terms of the Share Purchase Agreement dated November 30, 2009, China Fundamental acquired all of the issued and outstanding shares of Beijing Wowjoint held by its shareholders in exchange for 5,700,000 ordinary shares of China Fundamental. 3,696,735 of these shares were placed in escrow for a four year period ending February 22, 2014. In addition, shareholders of Beijing Wowjoint will be issued up to 500,000 additional ordinary shares if certain incentive targets are met. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.  After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million will be retained by the surviving company which will be used for working capital purposes.

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

Since the middle of 2010, we have also engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRG. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms are vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we sometimes operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

Our main product lines include launching gantries, tyre trolleys, special carriers, integrated launching carriers, marine hoists and special purpose equipment. Our equipment and machinery are designed to overcome specific construction obstacles by meeting our customers, stringent engineering requirements wherever our products are deployed regardless of terrain, soil and climate conditions.

We had approximately 257 employees as of November 30, 2010, of which 58 are highly trained engineers and technicians engaged in the design, engineering, manufacturing, installation and testing of highly specialized lifting and carrying equipment.

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

Well Established Blue Chip Customer Base

Wowjoint has well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation. All are current customers.  For additional details regarding our sales to these customers, see “– Marketing, Sales and Customer Support.”

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

Product and Services

Wowjoint provides solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. We offer a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and our products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams and other heavy goods. Our products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Since the middle of 2010, Beijing Wowjoint has also engaged in the leasing of equipment to its customers. Our major product categories include:

Production line	Sales for year ended August 31, 2009 (USD)	Percentage of total sales
Launching gantry	$15,133,798	33.9%
Special carrier	10,620,441	23.8
Special launching carrier	4,263,381	9.5
Special purpose equipment	3,148,412	7.1
Tyre trolley	7,324,482	16.4
After-sales service	1,558,797	3.5
Service revenue	2,572,848	5.8
Total	$44,622,159	100.0%

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

Since the middle of 2010, we have also engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRCC.  Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms are vary considerably.  Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

Our contract backlog as at various periods was as follows:

Reporting date	Number of active contracts	Contract backlog
August 31, 2008	5	US$	19,299,398.00
August 31, 2009	2		6,911,554.00
December 31, 2009	11		2,519,067.00
June 30, 2010	17		20,207,166.00
September 30, 2010	17		22,846,796.00

In addition to selling heavy duty construction equipment, we also provide technical services to its customers. The average selling price for heavy duty construction equipment is high, approximately $2 million to $5 million per piece of equipment, while the size of technical service contracts is much lower, varying from approximately $60,000 to $300,000 per contract. Although we had 11 contracts in place as of December 31, 2009, since most of these contracts were technical service contracts, the total amount of the backlog value was only $2.5 million.

It is common for us to have a number of service contracts and equipment sales contracts in place with our major customers at any one time, often spread among different bureaus and subsidiaries of our customer groups.

Active contracts are defined as sales and service contracts which have been entered into by the Company with its customers and where performance of such contracts is still in progress and has not been completed – for example, where the equipment is still under construction or the services have not yet been completed as of the relevant reporting date.

As the Company recognizes revenue using the percentage of completion method, backlog is calculated by contract value less the revenue recognized based on completion percentage.

Technical and After-Sale Services

Wowjoint’s team of experienced engineers and technician provides after-sales services to our customers.  After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 9.3% of Beijing Wowjoint's fiscal 2009 revenues and 25.7% of revenues for the nine months ended September 30, 2010.

Marketing, Sales, Leasing and Customer Support

Our customers include the leading names in the infrastructure construction industry in China. Our management has developed long-standing relationships with target customers in the railway, subway and highway construction.  We also maintain relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize Wowjoint’s products. Wowjoint has well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (“CRCC”) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (“CRG”) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (“CCC”)  (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation. Of these, all are current customers or past customers with whom we maintain an active dialogue.  For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four month transition period from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SynoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the nine months ended September 30, 2010, CRCC, CCC and SinoHydro accounted for 50% (Bureau 16, 25%; Bureau 12, 25%), 21% and 11% of our total sales, respectively.  Shifts in the customer relationships from period to period reflect the Company’s results in its bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 10% of total sales in recent periods. Our blue chip customer base demonstrates our ability to deliver in large-scale demanding infrastructure projects.

Typically each contract is for the sale of a specific piece of machinery for use in a particular project (e.g., the Beijing-Shanghai high speed rail line). As such, there is no “renewal” or “non-renewal” of our contracts given the specific nature of each individual infrastructure project.  Our contracts do not include any provisions concerning a change of control or ownership.

The Chinese government has the ability to “delay” the payment of its receivables to its customers. The Chinese government’s macro-economic policies directly determines which railways will be built and when, and also when funds will be released or not released for such projects. The Chinese government uses the release of funds for its macroeconomic projects as part of its macro and fiscal policy and economic stimulus, and the release of funds for projects may increase if the economic conditions weaken. Alternatively, if the economic conditions warrant a cool down, the Chinese government may temporarily halt the release of funding for the projects. As our customers are primarily Chinese state owned enterprises, they have limited recourse or ability to sue or recover from the Chinese government. As such, a delay in funding or payment in receivables by the Chinese government may lead to a delay in funding or payment in receivables by our customers to us. In order to grow and diversify our revenues, we are seeking new customers both within and outside of China.

Recent shifts in Chinese government macro-economic policies following the global financial crisis have not led to the cancellation of any major projects in which the Company is involved, including other major high speed rail projects. As such, no losses of such contracts are expected by the Company. However, in some cases, delays have occurred in the implementation of the project plans, in releasing funds to the state-owned enterprises who are our customers.

The Company’s typical sales contracts include a general clause that if one party cancels the contract, it means such party has breached the contract and shall bear legal responsibility of breaching a contract; however our typical sales contracts do not specify how much money the breaching party shall pay. It is understood that it shall be settled between parties or by court orders. In our history, cancellation of contracts rarely occur. This cancelation was the first time. Wowjoint did not ask to be indemnified for the inventory cost by the customer because the customer transfered this contract machine to another end user which is in the same group of companies with the customer. The other ender user signed a contract with Wowjoint, with a value of about $4.36 Million.

Since the middle of 2010, the company has also engaged in the leasing of equipment, though it remains a small part of its business, with only three leases having been concluded to date with its customers CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with the company’s clients, and the terms vary  considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases the company provides technical service, maintenance, operating, and other ancillary agreements or services, and the company operates the machine over the lease term on behalf of its customers. The company believes that entry into the leasing business, as well as the expansion of its technical services business, will allow it to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

As of November 30, 2010, we had a dedicated marketing and sales team of 11 employees that proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We have begun to recruit sales agents outside China to promote our products in the United States and Europe. We have begun to recruit sales agents outside of China to promote our products in the United States and Europe.

Research and Development

We rely upon our innovative in-house R&D team for the introduction of new products. We also work closely with Beijing Jiaotong University, a well-respected academic institution with strong research and engineering capabilities in the fields of transportation engineering and construction in China.

We had 58 engineers and technicians as of November 30, 2010, constituting a high concentration of engineering and technical talent as needed to sustain our growth and execute our business strategy.

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

Patents and Licenses

The following table sets forth our registered patents as of November 30, 2010:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiry Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Launching Gantry with Shorter Bridge	January 6, 2005	ZL 2005 2 0000044.0	Wowjoint	January 6, 2015

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Bi-Directional Driving Transporter	September 3, 2009	ZL 2009 20222388.4	Wowjoint	September 3, 2019

PRC	Cantilever Folding Slab mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	November 13, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Embracing device for fixing on pier	November 27, 2009	ZL 2009 20270273.2	Wowjoint	November 27, 2019

The following table sets forth Wowjoint’s patent applications as of November 30, 2010:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date

PRC	Bi-Directional Driving Transporter (Invention)	Invention	Sept. 3, 2009	200910092201.8	Wowjoint	Sept. 30, 2012

PRC	Prefastening double cam device for fixing on pier	Utility Model	Sept.13, 2009	200920279145.4	Wowjoint	July 30, 2010

PRC	Adjustable divided lifting device	Utility Model	Nov.20, 2009	200920258858.2	Wowjoint	Dec. 15, 2010

PRC	Adjustable divided lifting device	Invention	Nov.20, 2009	200910221555.8	Wowjoint	Dec. 10, 2012

PRC	Embracing device for fixing on pier	Invention	Nov.27, 2009	200910250127.8	Wowjoint	Dec. 27, 2012

PRC	Multi-function special launching carrier for mountain Area and its erection method	Invention	Mar.5, 2010	201010119279.7	Wowjoint	Mar. 5, 2013

PRC	Multi-function special launching carrier for mountain Area	Utility Model	Mar.5, 2010	201020125764.0	Wowjoint	Mar. 5, 2011

PRC	Movable supported launching carrier	Utility Model	Mar. 5, 2010	201020125755.1	Wowjoint	Mar. 5, 2011

PRC	Movable supported launching carrier and its erection method	Invention	Mar. 5, 2010	201010119289.0	Wowjoint	Mar. 5, 2013

PRC	Special Launching machine with seting platform and its erection method	Utility Model	May 19, 2010	201020205815.0	Wowjoint	May 19, 2011

PRC	Special Launching machine with seting platform and its erection method	Invention	May 19, 2010	201010185308.X	Wowjoint	May 19, 2011

PRC	Special launching carrier with movable platform and its erection method	Utility Model	Aug. 5, 2010	201020286817.7	Wowjoint	Aug. 5, 2011

PRC	Special launching carrier with movable platform and its erection method	Invention	Aug. 5, 2010	201010249633.8	Wowjoint	Aug. 5, 2013

PRC	Turning device for Launching Machine	Utility Model	Sept. 29, 2010	201020561809.9	Wowjoint	Sept. 29, 2011

USA	Bridge Deck Replacement Machine and the Method of Bridge Deck Replacement Using the Same		Apr. 30, 2010	12/771,370	Wowjoint	June 30, 2011

(1)
The patent applications relate to improvements on existing products either in appearance, structure or a combination of appearance and structure, to allow the product to be utilized more efficiently and effectively.

Regulation

Like other large-scale machinery and infrastructure design and construction companies in China, we are subject to extensive regulations and policies by governmental agencies including but not limited to the Ministry of Rail and the Ministry of Communications, and including both national, provincial, and local authorities. Our operations are subject to numerous environmental, health and safety laws and regulations as well as quality control standards. These rules, regulations, policies and standards may be onerous and may require us to use substantial financial or other resources to meet these requirements. Failure to comply may result in substantial penalties or fines, suspension of any of our licenses, a failed evaluation of our machines, and termination of our contracts.

We are subject to extensive work safety laws and regulations such as the PRC's "Labor Law," "Work Safety Law," "Building Construction Law" and "Manufacturing Safety, Accident, Reporting and Investigation Regulations" that require us to implement national or industrial standards prescribed for the purpose of ensuring work safety, and must provide work conditions that comply with such standards. Failure to comply with these rules may result in significant fines or penalties. We are also subject to extensive and increasingly stringent environmental protection laws and regulations by the Chinese government, including the PRC's "Environment Law" and its "Environmental and Pollution Prevention Law," as well as the rules and regulations of provincial and local government authorities. The Chinese government, provincial, or local government authorities may chose to shut down any facility that fails to comply with orders requiring such facility to correct any work safety, industrial, or environmental concerns.

For projects that are subcontracted to us, we will be responsible to the general contractor for the quality of the work, and will be jointly responsible for the quality of the work meeting the standards of the Ministry of Rail. Failure to meet the standards may require us to take corrective action, or subject us to potential administrative penalties, restrictions on future participation in projects, and the potential prosecution for any criminal liabilities.

On occasion, we also subcontract work out to various contractors, who would also have to meet the relevant rules and regulations. In the event that they are not compliant, it is possible that we may be liable for any violations by our subcontractors.

 PRC regulations currently prohibit or restrict foreign ownership in certain industries. If Wowjoint or any of its potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

■	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

■	confiscate relevant income and impose fines and other penalties;

■	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

■	require Wowjoint or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

■	restrict or prohibit remittance of any profits or dividends abroad by Wowjoint's PRC subsidiaries or affiliates; or

■	impose conditions or requirements with which Wowjoint or possible future PRC subsidiaries or affiliates may not be able to comply.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material and adverse effect on Wowjoint's operations.

Wowjoint is subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Under PRC regulations, Renminbi may be converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Wowjoint’s PRC subsidiaries may also retain foreign exchange in their respective current bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. Wowjoint thus cannot be certain how the regulations will be applied to its business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on its ability to conduct its business.

PRC authorities may refuse to grant any licenses Wowjoint may seek. For companies that exceeded the scope of their business licenses or permitted activities or operated without a license or needed approval in the past but are now compliant, as well as for any companies that may currently operate without the appropriate license or approval or outside the scope of their business license or permitted activities, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues and may require the disgorgement of profits or revocation of the business license.

Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating its business license, licenses and permits on heavy equipment and machinery, causing Wowjoint to cease production of all or certain of its products, and this would materially and adversely affect its business and financial performance.

We believe that we are in compliance with the material regulations governing the Company and our operations.

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

We have obtained the permits and licenses necessary to operate our business.  As of September 30, 2010, Wowjoint had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment and one license to maintain and repair heavy duty lifting and carrying equipment. As of September 30, 2010, Wowjoint had one license pending.

Employees

As of November 30, 2010, we had approximately 257 full-time employees, including 58 technical and R&D staff, 15 sales personnel, 57 manufacturing staff, 13 quality control personnel and 11 purchasing personnel. Since Beijing Wowjoint’s incorporation in 2004, we have substantially increased our headcount and we believe we have a good relationship with our employees.

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

C. Organizational structure

Wowjoint Corporate Structure

Wowjoint and our associated companies together form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, AGL is a Hong Kong incorporated company which became a wholly owned subsidiary of Wowjoint following the business combination, BXFI, is a China incorporated Wholly Foreign Owned Enterprise (“WFOE”), with the scope of BXFI’s business license including business consulting, technical and engineering advice and technical services. Beijing Wowjoint is a China incorporated domestic enterprise. Giant Nova Holding Company is a company with limited capitalization that conducts no business operations. The following diagram illustrates the current corporate structure and the places of incorporation of Wowjoint and our associated companies:

All of our business operations are conducted through Beijing Wowjoint. Until recently, we did not have an equity interest in the business of Beijing Wowjoint, but rather our business was operated through contractual arrangements with Beijing Wowjoint, which were not as effective in providing operational control as direct ownership. On August 4, 2010, we announced that we had replaced the variable interest entity contractual arrangement discussed above between our PRC operating subsidiary, Beijing Wowjoint and our offshore holding company, BXFI with a direct equity ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.  Prior to the completion of the reorganization of our ownership structure, we did not have an equity interest in the business of Beijing Wowjoint and our business was operated through contractual arrangements with Beijing Wowjoint.  We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide and that our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure.

Authentic Genius has limited capitalization and no operations other than its holdings in BXFI, the sole shareholder of Beijing Wowjoint. Giant Nova Holding Limited is a company with limited capitalization holding the interests of the shareholders of Beijing Wowjoint, and it serves no other business operations purpose.  Giant Nova Holdings Limited was a private company registered in the British Virgin Islands with no subsidiaries. It is a company with limited capitalization. Giant Nova is a company that formerly held the interests of the shareholders of Beijing Wowjoint Machinery Co. Ltd., with the majority of its ultimate shareholders being the shareholders and key management of Beijing Wowjoint Machinery Co. Ltd., though it served no business purpose prior to the acquisition. However it was formed with the intention to help expand Wowjoint’s equipment sales in international markets, and we expect that it will engage in the sales and marketing of Wowjoint equipment in the near future.There were and are no contractual agreements or other arrangements between Giant Nova Holdings Limited and the shareholders of Beijing Wowjoint. In connection with the Share Purchase Agreement, the shareholders of Giant Nova and Authentic Genius received 5,691,450 shares and 8,550 shares, respectively. Following the Acquisition, Giant Nova’s shareholders held a majority of the outstanding shares of the combined company.  All of the beneficial shareholders of Beijing Wowjoint Machinery Co. Ltd. noted in the chart below, are also the ultimate beneficial shareholders of Giant Nova.

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
Overview

Wowjoint Holdings Limited, or Wowjoint, is a holding company whose primary business operations are conducted through Beijing Wowjoint Machinery Co. Ltd.

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

We believe that Beijing Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railway, highway, subway and ports. Its diverse products are manufactured with proprietary designs and are marketed under the brand name of “Wowjoint”. Since its inception in March 2004, and continuing until the Chinese government reduced spending with respect to infrastructure related projects in the first quarter of 2010, Beijing Wowjoint had experienced significant growth.  After total net revenue increased 23.2% to US$44.6 million in fiscal year 2009 from US$36.2 million in fiscal year ended August 31, 2008, net revenues for the six month period ended June 30, 2010 were US$4.3 million as compared to US$24.8 million in the six month period ended June 30, 2009 representing a decrease of 82.66%. The decline in revenue is primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects in 2010. After net income increased 148.4% to US$9.8 million in fiscal 2009 from US$3.9 in fiscal 2008, the Company reported a net loss of $1.2 million for the six months ending June 30, 2010, compared to net income of $5.8 million for the six months ended June 30, 2009 representing a decrease of 120.69%. The decline in net income was also primarily attributable to a shift by China in its fiscal polices resulting in curtailment in government spending on large infrastructure projects in 2010, although recently, there have been indications that China’s fiscal policy is becoming more accommodating, resulting in an increase in government budgeting for large infrastructure projects and an increase in potential contract activity reflected in new contracts which the Company entered into between July, 2010 and September, 2010.

We believe that Beijing Wowjoint has maintained a strong market share in China with leading market positions in its four main product lines in the past three and a half years. Its product mix includes launching gantries, tyre trolleys, special carriers and integrated launching carriers collectively representing 83.5% of its total net revenue for the fiscal year ended August 31, 2009, compared to 92.9% for fiscal 2008. The market demand for these products has been growing in China due to rapid development of railway networks in China. Major routes will include Shanghai-Kunming, Datong-Xian, and Lanzhou-Xinjiang. Beijing Wowjoint sees strong demand for its patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous regions. The integrated launching carrier offers the combined functions of the launching gantry, trye trolley and special carrier with the additional ability to go through tunnels while carrying precast concrete road segments. Beijing Wowjoint believes the upcoming railway construction already planned in China’s mountainous southwest and northwest regions, which is due to be completed by 2020 at the latest will create a strong demand for our integrated launching carrier, which we believe is well suited for such projects as it is specially designed for more mountainous and forested terrain of southwest China, and provides substantial cost savings versus purchasing a launcher, trolley, and carrier separately.

Beijing Wowjoint’s strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways and ports, while expanding its sales internationally. Since the middle of 2010, we have also engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms are vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

In the fiscal years ended August 31, 2009 and 2008, Beijing Wowjoint derived 2.5% and 4.3% of its total net revenues, respectively, from sales to international markets, including Russia, Germany, the United Arab Emirates and Italy.  It will continue to focus on select international markets, including the United States. The Company believes that by expanding international sales, it will be able to help diversify its sales which currently rely predominantly on our contracts from the domestic Chinese market..

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

In light of such situation, our business grew in fiscal 2009, although China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country's economy, including infrastructure investment, which resulted in the slowing down of spending on a number of major infrastructure projects. This negatively impacted our financial results for the four month transition period ending December 31, 2009 as well as our results for the six months ending June 30, 2010. No funding of the existing infrastructure structure projects in which we have been involved was cancelled, deobligated or terminated by the Chinese government. Nor did the Chinese government announce the cancellation of any construction plans. We believe that all plans are simply delayed. Since the easing of the tightening in 2010, the Company has gradually rebuilt its backlog, and our last announced backlog was over $20 million as of September 30, 2010, all of which is on track and which we expect to recognize as revenues over the course of the next few months. We continue our efforts to increase sales of new equipment, realize sales at higher prices and reinforce our product support operations. As increased commodity prices pushed up the prices of materials used to produce our products, such as steel materials and other purchased parts, we are working to absorb such increased costs by slightly increasing the sale prices of our products.

To partially offset some of the risks associated with the amount of revenues derived from our fixed price contracts, we are also looking to enter into service contracts to provide additional services to our clients, which they are increasingly demanding. In addition, we are actively seeking to expand in international markets to help offset any fluctuations in domestic Chinese market activities.

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

The assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

•
Carrying amounts of Beijing Wowjoint Machinery Co. Ltd. and its branches, (the “VIE”) are consolidated into the financial statements of BXFI as the primary beneficiary (the “Primary Beneficiary” or “PB”);

•	Inter-company transactions and balances, such as revenues and costs, and receivables and payables, between or among the Primary Beneficiary and the VIE, are eliminated in their entirety;

•	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

In mid-2010, the ownership of Beijing Wowjoint Machinery Co., Ltd. was transferred to BXFI. After the transfer was completed, we directly own 100% of BWMC, our operating entity.

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

Consolidated Income Statements

In May 2010 the Company changed its fiscal year-end from August 31 to December 31. The following table sets forth our financial results for the years ended August 31, 2009 and 2008, the first six months of our newly established fiscal year and the four month transition period ended December 31, 2009.

	Four Months Ended December 31,	Four Months Ended December 31,	Years Ended August 31,
US$ (in thousands)	2009	2008	2009	2008
Sales	1,696	17,208	44,622	36,233
Cost of goods sold	6,165	12,290	31,299	30,178
Gross Profit	(4,469)	4,918	13,323	6,055
General and administrative expenses	1,386	654	(2,168)	(1,551)
Selling expenses	366	54	(258)	(145)
Other expenses	56·	82·	(274)	(48)
Income before income taxes	(6,277)	4,128	10,623	4,311
Income taxes / benefits	(942)	310	(839)	(372)
Net income	(5,336)	3,819	9,784	3,939

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

The PRC’s economic growth

Beijing Wowjoint has benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC.  During the fiscal years ended August 31, 2009 and 2008, Beijing Wowjoint derived 97.5% and 95.7% of its revenue from domestic sales in the PRC.  According to the National Bureau of Statistics of China, the PRC economy grew at a compound annual growth rate of approximately 12.1% from 1997 to 2007.  Beijing Wowjoint anticipates that the demand for its equipment in China will continue to increase as the Chinese government carries out its economic stimulus packages and the National Highway Plan. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on Beijing Wowjoint’s future performances. For example, China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, China’s economy grew at a slower 10.3% rate in the second quarter of 2010, down from the previous three months. Although we did not lose any customers during this period, we suffered a contraction of our business due to these temporary shifts in China’s macroeconomic policies. The nature of our business inherently means that our results will be “lumpy” and we will have certain quarters where our revenues and income are high and other quarters where revenues and income are low.

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

Entry into leasing business

Since the middle of 2010, the Company has engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRG. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provides technical service, maintenance, operating, and other ancillary agreements or services, and we sometimes operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of its technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

On the other hand, lease payments are normally monthly throughout the leasing duration rather than upfront payments. At this moment, leasing is still a very small part of our business, it has not impacted our liquidity materially. If we grow our leasing business too quickly versus our traditional equipment sale business, it may affect our liquidity adversely. Our leasing business will be carefully managed in accordance with the Company’s liquidity situation, as we may be expected to up-front the cost in manufacturing the equipment intended for lease.

In the future, we will recognize revenues from our leasing contracts as the fulfillment of our obligations under the lease term occurs. Our limited entry into leasing is not expected to have any significant effect on our business, including sales of our equipment. The lease arrangements do not contain any specific termination or indemnification provisions, except that in some cases, there is general language providing that if a client does not pay, or if a delay or shutdown is caused by the customer, liquidated damages must be paid to us. If a delay in the project is due to Wowjoint’s fault, in some cases liquidated damages must be paid by us.

Recent Developments

On November 15, 2010, the Company announced its financial results for the period ended September 30, 2010.

Comparison of the unaudited three months ended September 30, 2010 and 2009

Sales. Sales for the Company's third quarter ended September 30, 2010 were $8.7 million as compared to $2.6 million in the second quarter of 2010, and $2.7 million in the three month period ended September 30, 2009. The sharp year-over-year and sequential rebound in revenue is attributable to an improved pace of spending on large infrastructure projects by the PRC government following an extended slowdown period in late 2009. The recent uptick in government budgets for large infrastructure projects has continued into the fourth quarter, which has boosted Wowjoint's orders and backlog, which increased to $20 million by the end of the third quarter. Technical services sales continued to be solid, increasing by 6.6% from the second quarter of 2010 to $1.7 million. These services, which accounted for approximately 19% of total sales in the third quarter of 2010, provide a stable source of cash flows while machinery sales are much more volatile. International based revenues accounted for approximately 10% of total sales.

Cost of goods sold. Cost of goods sold for the three months ended September 30, 2010 was approximately $6.8 million as compared to $1.9 million for the three months ended September 30, 2009, due to increased sales.

Gross margins. For the third quarter of 2010, the Company reported gross profit of $1.9 million, or 22.1% of total revenues compared to gross profit of $0.6 million, or 23.3% of total revenues for the second quarter of 2010 and $0.8 million, or 28.3% of total revenues, for the third quarter of 2009. The decline in gross margins was due to fewer high margin machinery contracts.

General and administrative expenses. General and administrative expenses increased to $1.1 million from $0.4 million in the three months ended September 30 of 2010 and 2009, respectively, with the increase primarily due to higher public company expenses and additional staffing costs to improve the Company’s internal systems.

Selling expenses. Selling expenses for the three months ended September 30, 2010 totaled $0.4 million compared to $0.2 million in the same period of 2009, as the Company expanded its marketing efforts by hiring additional personnel in the U.S. and China, which contributed to its increased contract backlog.

Income before income taxes. As a result of the foregoing factors, income before taxation rose to a profit of $0.4 million for the three months ended September 30, 2010, as compared to income before income taxes of $0.2 million for the three months ended September 30, 2010.

Income taxes. Income tax was approximately $0.1 million for the three months ended September 30, 2010, as compared to $0.0 million for the three months ended September 30, 2009.

Net income. For the three months ended September 30, 2010, the Company reported net income of $0.3 million, or $0.04 per share based on 7.9 million weighted average shares outstanding, compared to net income of $0.1 million, or $0.02 per share, for the three months ended September 30, 2009.

Comparison of the unaudited nine months ended September 30, 2010 and 2009

Sales. Sales for the nine month period ended September 30, 2010 were $13.0 million as compared to $27.5 million in the nine month period ended September 30, 2009. The year-over-year decline in revenue is primarily attributable to a reduction in government spending beginning in late 2009 on large infrastructure projects, resulting in a significant reduction in new contracts being awarded for railway, highway and bridge projects.

Cost of goods sold. Cost of goods sold for the nine months ended September 30, 2010 was approximately $10.2 million as compared to $19.0 million for the nine months ended September 30, 2009.

Gross margins. For the first nine months of 2010, the Company reported gross profit of $2.8 million, or 21.5% of total revenues compared to gross profit of $8.5 million, or 30.8% of total revenues for the 2009 nine-month period. Key reasons for the lower gross margins include a lower profit revenue mix and greater price sensitivity among customers during this period.

General and administrative expenses. General and administrative expenses were $2.9 million and $1.5 million for the 2010 and 2009 periods, respectively, with the increase due to additional expenses related to being a public company.

Selling expenses. Selling expenses for the nine month period increased to $0.8 million from $0.3 million in the same period of 2009, as the Company increased spending in the pursuit of new business opportunities, including in international markets such as the U.S. and Korea.

Income before income taxes. As a result of the foregoing factors, income before taxation fell to a loss of $0.9 million for the nine months ended September 30, 2010, as compared to income before income taxes of $6.4 million for the nine months ended September 30, 2010.

Income taxes. Income tax was approximately $(0.0) million for the nine months ended September 30, 2010, as compared to $0.5 million for the nine months ended September 30, 2009.

Net income. For the nine months ended September 30, 2010, the Company reported a net loss of $0.9 million, or $0.12 per share based on 7.4 million weighted average shares outstanding, compared to net income of $5.9 million for the nine months ended September 30, 2009.

Analysis of Results from Operations

Comparison of the unaudited six months ended June 30, 2010 and 2009

Sales. Sales for the Company's six months ended June 30, 2010 were $4.3 million as compared to $24.8 million in the first six months of 2009. The yearover- year decline in revenue is primarily attributable to a reduction in government spending beginning in late 2009 on large infrastructure projects, resulting in a significant reduction in new contracts being awarded for railway, highway and bridge projects. Since spring of 2010, government budgeting for large infrastructure projects has increased, which has in turn positively impacted Wowjoint's sales pipeline and backlog. Technical services sales as a component of revenue rose substantially to $1.6 million, or 38% of revenue, as compared to $0.5 million, or 1.9% of revenue, in the six month period ended June 30, 2009. These services consisted primarily of technical aftermarket support such as disassembling, relocating, and reassembling equipment.

Cost of goods sold. Cost of goods sold for the six months ended June 30, 2010 was approximately $3.4 million as compared to $17.1 million for the six months ended June 30, 2009, due to lower revenue and increased technical services sales. For the first six months of 2010, the Company reported gross profit of $0.9 million, or 20.4% of total sales compared to gross profit of $7.7 million, or 31.1% of total sales for the first six months of 2010.

Gross margins. For the first six months of 2010, the Company reported gross profit of $0.9 million, or 20.4% of total sales compared to gross profit of $7.7 million, or 31.1% of total sales for the 2009 six-month period. Key reasons for the lower gross margins include a lower profit revenue mix and greater price sensitivity among customers during this period.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2010, increased to $1.9 million from $1.1 million in the six months ended June 30, 2009, with the increase primarily due to costs related with being a public company.

Selling expenses. Selling expenses for the six months ended June 30, 2010 totaled $0.3 million compared to $0.2 million in the same period of 2009, as the Company expanded its marketing efforts, which contributed to its increased contract backlog.

Income before income taxes. As a result of the foregoing factors, income before taxation fell to a loss of $1.3 million for the six months ended June 30, 2010, as compared to income before income taxes of $6.3 million for the six months ended June 30, 2010.

Income taxes. Income tax was approximately $(0.1) million for the six months ended June 30, 2010, as compared to $0.5 million for the six months ended June 30, 2009.

Net income. For the six months ended June 30, 2010, the Company reported a net loss of $1.2 million, or a loss of $0.17 per share based on 7.2 million weighted average shares outstanding, compared to net income of $5.7 million, or $1.02 per share, for the six months ending June 30, 2009.

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

Cost of goods sold. Costs of goods sold decreased by 50.2% to $6.2 million in the four months ended December 31, 2009 on declining sales, compared to $12.3 million for the four months ended December 31, 2008. Costs in the four months ended December 31, 2009 consisted of production costs associated with orders, such as the costs of direct raw materials, direct labor, and other overhead expenses. The cost of goods sold was greater than revenues in the four month transition period ending December 31, 2009, due in part to the cancellation of a $4.3 million contract. During this period we produced two new prototype products in connection with our efforts to expand into the bridge and maintenance and shipyard business, respectively. These two new products have been given to customers for trial, so the Company had received little revenue from these products.

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

Selling expenses. Selling expenses for the four months ended December 31, 2009 increased to $0.4 million from $0.1 million for the four months ended December 31, 2008, or 577.8% due to additional costs related to the pursuit of new business opportunities, in particular overseas opportunities such as those in the U.S. or Korea.

Income before income taxes. As a result of the foregoing factors, income before taxation decreased by $10.4 million to ($6.3) million for the four months ended December 31, 2009, as compared to $4.1 million for the four months ended December 31, 2008.

Income taxes. Income tax was approximately ($0.9) million for the four months ended December 31, 2009, as compared to $0.3 million for the four months ended December 31, 2008.

Net income. Net income decreased $9.1 million to ($5.3) million for the four months ended December 31, 2009, as compared to $3.8 million for the four months ended December 31, 2008.

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

Cost of goods sold.  Cost of goods sold increased by US$1.1 million, or 3.7%, to US$31.3 million in the year ended August 31, 2009 from US$30.2 million in the year ended August 31, 2008. The cost of machinery sales are primarily composed of the cost of direct raw materials, direct labor and other overhead expenses. The increase in cost of goods sold was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products. Costs of goods sold as a percentage of revenue decreased to 70.1% in fiscal year 2009 from 83.3% in fiscal year 2008 mainly due to a 607% increase in the sales of technical services. The related cost of technical services rose to $1.3 million in fiscal year 2009 from $0.2 million in fiscal year 2008.

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

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the years ended August 31, 2009 and 2008:

	Six Months Ended June 30,		Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2010	2009	2010	2009	2009	2008
Net cash provided by (used in) operating activities	(38)	708	(1,224)	(522)	767	1,905
Net cash used in investing activities	(193)	(110)	(50)	(239)	(347)	(2,138)
Net cash provided by (used in ) financing activities	6,526	(277)	19	260	(5)	537
Net cash flow	6,475	320	(1,255)	(500)	415	304
Cash and cash equivalents at beginning of period	675	955	(1,895)	(1,438)	1,438	197
Cash and cash equivalents at end of period	7,242	1,293	675	956	1,895	1,438
The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the years ended August 31, 2009 and 2008 and the four months ended December 31, 2009 and 2008:

Six months ended June 30, 2010 and 2009

Net cash provided by operating activities. Beijing Wowjoint’s net cash flow used in operating activities for the six months ended June 30, 2010 was US$0.04 million, a decrease of US$0.7 million compared to cash flow of US$0.7 million for the six months ended June 30, 2010. The decrease compared to the previous period was primarily due to a combination of lower net income, an increase in inventories, which was partially offset by a decrease in accounts receivables and increases in advances from customers.

Net cash used by investing activities. Beijing Wowjoint’s net cash used in investing activities totaled US$0.2 million for the six months ended June 30, 2010, compared to US$0.1 million for the six months ended June 30, 2009. The cash was used to purchase additional property, plant and equipment.

Net cash provided by financing activities. Beijing Wowjoint’s net cash provided by financing activities amounted to US$6.7 million and US$(0.3) million for the six months ended June 30, 2010, and the six months ended June 30, 2009 respectively. Cash flow generated by financing activities during the six months ended June 30, 2010 consisted primarily of the net proceeds from the reverse acquisition.

Four months ended December 31, 2009 and 2008

Net cash provided by operating activities. Beijing Wowjoint’s net cash flow provided by operating activities totaled US$(1.2) million for the four months ended December 31, 2009, a decrease of US$(0.7) million compared to US$(0.5) million for the four months ended December 31, 2008. The decrease was primarily due to losses as well as the decrease of deferred taxes, which was partially offset by a decrease in accounts receivables as compared to the previous period and an increase in other working capital inflows as receivables and advances were collected.

Net cash used by investing activities. Beijing Wowjoint’s net cash used in investing activities totaled US$(0.0) million for the four months ended December 31, 2009, compared to US$(0.2) million for the four months ended December 31, 2008. The cash was used to purchase additional property, plant and equipment.

Net cash provided by financing activities. Beijing Wowjoint’s net cash provided by financing activities amounted to US$0.0 million and US$0.3 million for the four months ended December 31, 2009, and the four months ended December 31, 2008 respectively. Cash flow generated by financing activities consisted primarily of short-term loans and related party transactions.

Beijing Wowjoint has financed its liquidity by operating cash flow and a small amount of short-term bank loans.

Fiscal Years Ended August 31, 2009 and 2008

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

Net cash provided by financing activities. Cash flows from financing activities amounted to US$0.005 million and US$0.53 million for the years ended August 31, 2009 and 2008, respectively. Cash flow generated by financing activities consists of proceeds from bank loans, restricted cash, due to and from related parties. Beijing Wowjoint received US$0.73 million in proceeds from bank loans in 2009 compared to US$0.98 million from bank loans in 2008.

LIQUIDITY AND CAPITAL RESOURCES

To date, our principal source of liquidity has been cash generated from our operating activities relating to the sale of customized infrastructure equipment and machinery.

While the payment term of each sales contract is negotiable, in a typical contract:

•      30% of the total contract price is due within 10 days of the time the contract is entered into;

•      50% of the total contract price is due before delivery of the equipment;

•      15% of the total contract price is due after the machine is tested and accepted by the customer; and

•      the remaining 5% of the total contract price is the retainage, which is typically paid after warranty period ends (usually one year)

As of June 30, 2010, we had total assets of $31.8 million, of which cash amounted to $7.2 million, accounts receivable amounted to $10.7 million, other receivables amounted to US$0.1 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $1.7 million. While working capital was approximately $15.2 million, equity amounted to $18.3 million. The current ratio was approximately 2.12:1.

As of December 31, 2009, Beijing Wowjoint had total assets of $25.0 million, of which cash amounted to $0.7 million, accounts receivable amounted to $13.4 million, other receivables amounted to US$0.04 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $2.3 million. While working capital was approximately $9.3 million, equity amounted to $12.9 million. The current ratio was approximately 1.77:1.

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

We are in compliance with all restrictive covenants and financial ratios under the credit agreement. As of September 30, 2010, approximately $0.7 million was outstanding under the credit facility, leaving $6.7 million available.

Source of Funds and Liquidity Management

Beijing Wowjoint’s principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Beijing Wowjoint's short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans. As of September 30, 2010, we maintained a credit line of RMB 50.0 million ($7.4 million) with Bank of Beijing to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

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

As a result of merger, we have a strong net cash position of $7.2 million as of June 30, 2010. In spite of our declining sales during the first half, our inventories rose from $3.6 million on December 31, 2009 to $7.3 million as of June 30, 2010. In addition, costs and estimated earnings in excess of billings, decreased from $2.3 million to $1.7 million over this period. We anticipate billing these amounts and obtaining additional revenues from these within this current calendar year.

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

While Beijing Wowjoint’s significant accounting policies are more fully described in Note 2 of its consolidated financial statements appearing at the end of this Transition Report, Beijing Wowjoint management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating its reported financial results.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
Yabin Liu	52	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	54	Chief Technical Officer and Director
John Rui Peng	29	Comptroller and acting Chief Financial Officer
Yasheng Liu	49	Senior Vice President of Logistics and Administration
Liguo Liu	39	Senior Vice President of Marketing and Sales
Chun Yi Hao	50	Director
Jibing Li	56	Director
Chun Liu	69	Director

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

John Rui Peng became our comptroller and acting chief financial officer in January 2011. Prior to joining Wowjoint, Mr. Peng served as senior auditor at Deloitte Touche Tohmatsu CPA Ltd. in Beijing from August 2007 to September 2010. Prior to that Mr. Peng served as senior auditor with PriceWaterhouseCoopers CPA Ltd. in Beijing from July 2006 to July 2007, and as auditor from September 2004 to June 2006. Mr. Peng received a Bachelor of Economics degree from The University of International Business and Economics.

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

Beijing Wowjoint

The following table shows information concerning the annual compensation for services provided by Beijing Wowjoint to its executives during the periods indicated:

Name	Year Ended August 31,	Salary		Bonus		All other compensation	Total compensation

Yabin Liu	December 31, 2010	RMB	209,728	RMB	222,569		RMB	432,297
	December 31, 2009 (four months only)	RMB	60,700	RMB	80,080		RMB	140,780
	2009	RMB	226,380	RMB	240,240	—	RMB	466,620
	2008	RMB	221,760	RMB	240,240	—	RMB	462,000
	2007	RMB	188,496	RMB	204,549	—	RMB	393,045
Fude Zhang	December 31, 2010	RMB	205,331	RMB	204,363		RMB	409,694
	December 31, 2009 (four months only)	RMB	55,425	RMB	69,693		RMB	125,118
	2009	RMB	210.070	RMB	209,080	—	RMB	419,150
	2008	RMB	205,920	RMB	209,080	—	RMB	415,000
	2007	RMB	175,032	RMB	174,510	—	RMB	349,542
Liguo Liu	December 31, 2010	RMB	150,871	RMB	231,189	—	RMB	382,060
	December 31, 2009 (four months only)	RMB	43,137	RMB	78,840		RMB	121,977
	2009	RMB	154,350	RMB	236,520		RMB	390,870
	2008	RMB	150,480	RMB	236,520	—	RMB	387,000
	2007	RMB	127,908	RMB	199,372	—	RMB	327,280
Yasheng Liu	December 31, 2010	RMB	96,176	RMB	89,431		RMB	185,607
	December 31, 2009 (four months only)	RMB	24,642	RMB	33,800		RMB	58,442
	2009	RMB	109,047	RMB	101,400	—	RMB	210,447
	2008	RMB	108,000	RMB	101,400	—	RMB	209,400
	2007	RMB	91,800	RMB	84,540	—	RMB	176,340

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2011, by:

☐	each person who is the owner of more than 5% of our ordinary shares outstanding after the consummation of the acquisition;

☐	each person who became an executive officer or director of the Company upon consummation of the acquisition; and

☐	all of our directors and executive officers as a group.

In connection with China Fundamental's initial public offering, all of its existing shareholders at the time, including the purchaser of its private placement warrants, placed the ordinary shares and warrants they owned before the offering into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions for transfers (as discussed below), these securities, excluding the private placement warrants, were not transferable during the escrow period and were not eligible for release from escrow until August 22, 2010 six months after our consummation of our business combination.

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

1,064,063 ordinary shares and the same number of warrants originally issued to China Fundamental's founders at the time China Fundamental was established in December 2007 were subject to this escrow agreement, although they became eligible for release in August, 2010.

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

The information below gives effect to the issuance of the 5,700,000 ordinary shares that were issued upon the closing of the acquisition, but not to the 500,000 ordinary shares that are issuable upon achievement of certain incentive targets.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise the warrants noted above, and the pre-IPO and private placement warrants issued to our investors prior to the acquisition of China Fundamental, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table below.

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

(7)
Mr. Steven Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Steven Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956. Includes 44,413 ordinary shares and 44,413, and private placement warrants to purchase 555,555 shares.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association currently authorize share capital consisting of 49,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at February 28, 2011, 7,949,965 ordinary shares were outstanding, including ordinary shares forming part of outstanding units. No preferred shares were outstanding as of that date.  There were also 7,250,990 warrants outstanding, each to purchase one ordinary share, and 13,766 units outstanding, each unit consisting of one ordinary share and one warrant. In addition, there was one unit purchase option outstanding to purchase 225,000 units.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Transition Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)†

1.2	Certificate of Incorporation†

4.1	Specimen Unit Certificate†

4.2	Specimen Ordinary Share Certificate†

4.3	Specimen Public Warrant Certificate†

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.6
Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

8.1	List of Subsidiaries†

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

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

11.1	Code of Ethics†

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) ††

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))††

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

†	Previously filed

††	Filed herewith

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: April 13, 2011		Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Authentic Genius Limited and its Subsidiaries

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2009, December 31, 2008 (Unaudited), August 31, 2009 and August 31, 2008	F-2
Consolidated Statements of Operations for the four month periods ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-3
Consolidated Statements of Shareholders' Equity for the four months ended December 31, 2009	F-4
Consolidated Statements of Cash Flows for the four months ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-5
Notes to Consolidated Financial Statements	F-6

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

/s/ Sherb & Co., LLP
Certified Public Accountants

New York, New York
November 9, 2010

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$675,286	$955,667	$1,895,224	$1,438,074
Accounts receivable, net of allowance for doubtful accounts
of $1,348,983, $552,969, $800,865, and $445,220, respectively	13,410,233	16,213,702	14,447,402	12,727,729
Other receivables, net of allowance for doubtful accounts
of $0, $69,197, $69,197, and $69,157, respectively	42,669	291,782	234,482	222,636
Advances to suppliers	790,159	3,168,613	1,831,154	9,322,928
Inventories, net of advances and progress billings	3,635,328	3,529,578	2,866,164	4,982,319
Costs and estimated earnings in excess of billings	2,321,249	1,210,931	5,649,470	1,954,173
Deferred tax assets	495,264	—	—	—
Due from the related parties	61,918	3,304	31,104	420,267
Total Current Assets	21,432,106	25,373,577	26,955,000	31,068,126

Property, plant and equipment, net of accumulated depreciation of $640,917
$389,487, $543,554 $331,951 at December 31, 2009 and 2008, respectively	1,629,936	1,721,904	1,677,484	1,541,073
Intangible asset, net	1,039,603	1,065,941	1,046,740	1,073,418
Deferred tax assets	670,158	—	—	—
Restricted cash	188,093	78	237,531	—
Prepaid expense – Long-term	5,284	4,751	3,637	5,298

Total Assets	$24,965,180	$28,166,251	$29,920,392	$33,687,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loans	$732,250	$731,550	$730,866	$730,439
Accounts payable and accrued expenses	4,437,085	5,075,548	4,099,650	5,364,128
Advances from customers	479,663	6,030,830	452,821	5,584,255
Taxes payable	6,168,790	4,182,466	5,144,881	2,427,542
Billings in excess of costs and estimated earnings	23,215	—	541,126	11,148,832
Other payables	257,497	157,285	1,008,152	124,727
Due to related parties	—	—	—	156,606
Total Current Liabilities	12,098,500	16,177,679	11,977,496	25,536,529

Shareholders’ Equity:
Common stock ($0.129 par value, 10,000 shares authorized,
10,000 issued and outstanding)	1,290	1,290	1,290	1,290
Additional paid in capital	3,574,911	3,576,373	3,572,301	3,576,373
Statutory surplus reserves	2,674,537	1,122,095	2,674,537	1,122,095
Retained earnings	5,760,328	6,459,619	10,872,455	2,641,108
Accumulated other comprehensive income	855,614	829,195	822,313	810,520
Total Shareholders’ Equity	12,866,680	11,988,572	17,942,896	8,151,386

Total Liabilities and Shareholders’ Equity	$24,965,180	$28,166,251	$29,920,392	$33,687,915

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Four-Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
Sales
Machinery sales	$1,323,808	$17,133,885	$42,049,311	$35,869,810
Technical service	372,406	74,451	2,572,848	363,629
Total sales	1,696,214	17,208,336	44,622,159	36,233,439

Cost of goods sold	6,165,480	12,290,415	31,299,414	30,178,641
Gross (loss ) profit	(4,469,266)	4,917,921	13,322,745	6,054,798

Operating expenses:
General and administrative expenses	1,385,754	653,944	2,167,525	1,551,256
Selling expenses	366,644	53,681	258,554	144,727
Total operating expenses	1,752,398	707,625	2,426,079	1,695,983

(Loss) income from operations	(6,221,664)	4,210,296	10,896,666	4,358,815

Other expenses:
Interest expense	10,178	9,492	21,574	24,844
Bank expense	5,687	1,673	11,876	19,329
Foreign currency exchange loss	-	38,998	203,761	-
Other expense	39,861	32,013	36,508	3,303
Total other expenses	55,726	82,176	273,719	47,476

Loss (income) before income taxes	(6,277,390)	4,128,120	10,622,947	4,311,339

Income taxes (benefit) expense	(1,165,263)	309,609	839,158	371,986

Net loss (income)	(5,112,127)	3,818,511	9,783,789	3,939,353

Other comprehensive income:
Unrealized foreign currency translation adjustment	33,301	18,167	11,793	563,716

Comprehensive income	$(5,078,826)	$3,836,678	$9,795,582	$4,503,069

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF THE SHAREHOLDERS’ EQUITY

	Common Stock		Additional	Statutory Surplus	Retained (Deficits)	Accumulated Other
	Shares	Amount	Paid-in Capital	Reserves	Earnings	Comprehensive Income	Total

Balance, September 1, 2007	10,000	$1,290	$3,576,373	$438,915	$(615,065)	$246,804	$3,648,317
Appropriation to statutory surplus reserves	—	—	—	683,180	(683,180)	—	—
Comprehensive income:
Net income	—	—	—	—	3,939,353	—	3,939,353
Unrealized foreign currency translation adjustment	—	—	—	—	—	563,716	563,716
Subtotal							4,503,069

Balance, August 31, 2008	10,000	1,290	3,576,373	1,122,095	2,641,108	810,520	8,151,386

Recapitalization	—	—	(4,072)	—	—	—	(4,072
Appropriation to statutory surplus reserves	—	—	—	1,552,442	(1,552,442)	—	—
Comprehensive income:
Net income	—	—	—	—	9,783,789	—	9,783,789
Unrealized foreign currency translation adjustment	—	—	—	—	—	11,793	11,793
Subtotal							9,795,582

Balance, August 31, 2009	10,000	$1,290	$3,572,301	$2,674,537	$10,872,455	$822,313	$17,942,896

Recapitalization	—	—	2,610	—	—	—	2,610
Comprehensive income
Net income	—	—	—	—	(5,112,127)	—	(5,112,127)
Unrealized foreign currency translation adjustment	—	—	—	—	—	33,301	33,301
Subtotal							(5,078,826)

Balance, December 31, 2009	10,000	$1,290	$3,574,911	$2,674,537	$5,760,328	$855,614	$12,866,680

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Four Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,112,127)	$3,818,511	$9,783,789	$3,939,353
Adjustments to reconcile net income
net cash provided by operating activities:
Depreciation and amortization	106,569	66,674	240,209	169,134
Bad debt expense	548,118	107,789	355,130	228,277
Others	—	—	(4,072)	—
Changes in operating assets and liabilities:
Accounts receivable	489,051	(3,593,722)	(2,066,133)	(4,600,412)
Other receivables	191,813	(69,186)	(11,425)	590,023
Advances to suppliers	1,040,995	6,154,315	7,491,849	(4,403,824)
Inventories, net of advances and progress billings	(769,164)	1,452,741	2,117,548	(1,527,956)
Costs and estimated earnings in excess of billings	3,328,221	743,242	(3,691,505)	(121,192)
Deferred tax	(1,165,422)	—	—	—
Prepaid expense - Short-term	(1,647)	547	—	187,240
Accounts payables and accrued expenses	337,435	(288,580)	(1,266,707)	197,194
Other payables	(750,655)	32,558	837,845	6,841
Advances from customers	26,842	446,575	(5,131,017)	2,677,148
Taxes payable	1,023,909	1,755,432	2,713,973	838,197
Billings in excess of costs and estimated earnings	(517,911)	(11,148,832)	(10,606,612)	3,724,867
Total adjustments	3,888,154	(4,030,447)	(9,020,917)	(2,034,463)

Net cash used in (provided by) operating activities	(1,223,973)	(521,936)	762,872	1,904,890

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible assets	-	-	-	(1,042,651)
Purchase of property, plant and equipment	(49,815)	(238,367)	(346,669)	(1,095,555)
Net cash used in investing activities	(49,815)	(238,367)	(346,669)	(2,138,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term loans	(732,150)	(730,350)	(730,342)	(279,071)
Proceeds from short-term loans	732,150	730,350	730,342	976,748
Restricted cash	49,438	(78)	(237,361)	—
Due from related parties	(30,814)	416,963	389,129	(309,957)
Due to related parties	-	(156,606)	(156,585)	149,582
Net cash provided by (used in ) financing activities	18,624	260,279	(4,817)	537,302

NET DECREASE (INCREASE) IN CASH	(1,255,164)	(500,024)	411,386	303,986

EFFECT OF EXCHANGE RATE CHANGES ON CASH	35,226	17,617	45,764	937,524

CASH, BEGINNING OF PERIOD	1,895,224	1,438,074	1,438,074	196,564

CASH, END OF PERIOD	$675,286	$955,667	$1,895,224	$1,438,074

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$10,178	$9,492	$31,281	$29,801
Income tax paid	$58,250	$16,044	$99,086	$99,747

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

(3) Voting Rights Proxy Agreement .  BXFI and shareholders of BWMC have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BWMC has granted to BXFI and its designated person the power to exercise all voting rights of such shareholder.

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

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Recent Accounting Pronouncements

Accounting Standards Codification: In July 2009, the Financial Accounting Standards Board (“FASB”) issued standards that established the FASB Accounting Standards Codification (“ASC” or “Codification”) as the single source of authoritative US GAAP for nongovernmental entities. The ASC supersedes all non-SEC accounting and reporting standards that existed at the ASC’s effective date, including FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The FASB uses Accounting Standards Updates (“ASU”) to amend the ASC. The Codification was effective for interim and annual periods ending after September 15, 2009.

In December 2007, the FASB issued a standard that established new standards to govern the accounting for, and reporting of, non-controlling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Non-controlling interest will be reported as part of equity in the consolidated financial statements. Losses will be allocated to the noncontrolling interest and, if control is maintained, changes in ownership interests will be treated as equity transactions. Upon a loss of control, any gain or loss on the interest sold will be recognized in earnings. This new standard was effective for periods beginning after December 15, 2008. The Company has adopted and evaluated this standard and determined that there was no impact as of December 31, 2009 and 2008.

In March 2008, the FASB issued a standard that is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

In May 2009, the FASB issued a standard that established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted this statement.

On June 16, 2008, the FASB issued a standard to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. The new standard determines that unvested share-based payment awards that contain rights to dividend payments should be included in earning per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company has adopted and evaluated the new standard and determined that there was no impact as of December 31, 2009 and 2008.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

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

Accounts receivable consisted of the following:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Amount billed	$12,281,860	$9,919,934	$12,699,153	$4,517,745
Retainage, due upon completion of the contacts	2,477,356	6,846,737	2,549,114	8,655,204
Accounts receivable	$14,759,216	$16,766,671	$15,248,267	$13,172,949
Less: Allowance for doubtful accounts	(1,348,983)	(552,969)	(800,865)	(445,220)
Accounts receivables, net	$13,410,233	$16,213,702	$14,447,402	$12,727,729

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

Note 4 –ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company made provision for doubtful debts in the aggregate amount of $548,118 and $107,789 during the four month period ended December 31, 2009 and 2008, and $355,685 and $ 228,277 during the years ended August 31, 2009 and 2008, respectively.

Analysis of allowances for accounts receivable is as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Beginning of the period	$800,865	$445,220	$445,220	$286,100
Allowances made during the period	548,118	107,749	355,645	159,120
Closing balance	$1,348,983	$552,969	$800,865	$445,220

Analysis of allowances for other receivable is as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Beginning of the period	$69,197	$69,157	$69,157	$—
Allowances made during the period	—	40	40	69,157
Write off during the period	(69,197)	—	—	—
Closing balance	$—	$69,197	$69,197	$69,157

Note 5 – ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2009 and 2008 and August 31, 2009 and 2008, the advances to suppliers amounted to $790,159, $3,168,613, $1,831,154 and $9,322,928, respectively.

Note 6 –INVENTORIES

Inventories comprise:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Inventoried cost	$1,087,077	$—	$—	$—
Raw materials	2,548,251	3,529,578	2,722,380	4,194,119
Commercial spare parts	—	—	143,784	788,200
Total	$3,635,328	$3,529,578	$2,866,164	$4,982,319

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

Note 7 –PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, comprise:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Plant	$1,242,260	$1,241,072	$1,283,639	$985,856
Furniture and fixtures	180,038	136,142	157,099	134,064
Equipment	584,176	508,103	543,789	529,862
Automobiles	264,379	226,074	236,511	223,242
	2,270,853	2,111,391	2,221,038	1,873,024
Less: Accumulated depreciation	(640,917)	(389,487)	(543,554)	(331,951)
Plant and equipment, net	$1,629,936	$1,721,904	$1,677,484	$1,541,073

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

The land use rights consisted of the following:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Land use rights	$1,094,319	$1,093,273	$1,092,250	$1,091,612
Less: Accumulated amortization	(54,716)	(27,332)	(45,510)	(18,194)
	$1,039,603	$1,065,941	$1,046,740	$1,073,418

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
$1,039,603

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 9 – SHORT-TERM LOANS

The short-term loans were as follows:

	At December 31,		At August 31,
Description	2009	2008(unaudited)	2009	2008

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 7.47% annually, due by November 11, 2008, with the collateral of buildings and land use rights.	$—	$—	$—	$438,263

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 30, 2008, with the collateral of buildings and land use right.	—	—	—	292,176

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 31, 2009, with the collateral of buildings and land use right.	—	731,550	730,866	—

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 5.31% annually, due by November 13, 2010, with the collateral of buildings and land use right.	732,250	—	—	—
	$732,250	$731,550	$730,866	$730,439

The interest expense was $10,178, $9,492, $21,574 and $24,844 for four month ended December 31, 2009 and 2008, and for the years ended August 31, 2009 and 2008, respectively.

Note 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31,		August 31,
	2009	2008(unaudited)	2009	2008
Accounts payable	$4,294,832	$4,947,607	$3,955,624	$5,195,570
Accrued expenses	—	—	—	15,413
Payroll and welfare payables	—	—	2,041	25,399
Contingent liabilities	142,253	127,941	141,985	127,746
Total	$4,437,085	$5,075,548	$4,099,650	$5,364,128

Note 11 – OTHER PAYABLES

Other payables comprised of the following:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Payable to employees	$29,169	$13,392	$826,597	$978
Payable to other companies	228,328	143,893	181,555	123,749
Total	$257,497	$157,285	$1,008,152	$124,727

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR FOUR MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008
AND THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 12 – TAX PAYABLES

Tax payables are summarized as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
VAT tax payables and other tax payables	$4,988,518	$3,397,038	$4,188,470	$2,203,098
Income tax payable	1,180,272	785,428	956,411	223,944
Total taxes payable	$6,168,790	$4,182,466	$5,144,881	$2,427,542

Note 13 – INCOME TAXES

The tax expenses (benefit) comprise

	Four Month Ended		Year Ended
	December 31,		August 31,
	2009	2008(unaudited)	2009	2008
Current tax expenses	$—	$309,609	$839,158	$371,986
Deferred tax expenses (benefit)	(1,165,263)	—	—	—
Total taxes payable	$(1,165,263)	$309,609	$839,158	$371,986

The Company’s only operation is currently conducted in the PRC.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies are subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which is comprised of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

The key changes are:

a. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%; and

b. Companies established before March 16, 2008 will continue to enjoy tax holiday treatment approved by the local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company is 7.5% until December 31, 2009. .

The principal components of deferred income tax assets are as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Tax loss	$941,737	$—	$—	$—
Benefit of allowance for doubtful debts not realized	202,347	—	—	—
Others	21,338	—	—	—
Total deferred tax assets	$1,165,422	$—	$—	$—
Analysis as
Current	$495,264	$—	$—	$—
Non-current	670,158	—	—	—
	$1,165,422	$—	$—	$—

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible for tax purposes.  Valuation allowances have been established for deferred tax assets based on a more likely than not threshold.  The Company believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences.  The amount of the deferred tax assets considered to be realizable, however, could be reduced in the near term if estimates of future taxable income during the tax loss carry forward periods are reduced.

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

Costs and estimated earnings in excess of billings are as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Contract costs incurred plus recognized profits less recognized losses to date	$20,384,927	$13,076,216	$29,414,979	$16,017,440
Less: Progress billings to date	(18,063,678)	(11,865,285)	(23,765,509)	(14,063,267)
Costs and estimated earnings in excess of billings	$2,321,249	$1,210,931	$5,649,470	$1,954,173

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

Billings in excess of costs and estimated earnings are as follows:

	At December 31,		At August 31,
	2009	2008(unaudited)	2009	2008
Progress billings to date	$35,667	$—	$1,314,681	$13,665,654
Less: Contract costs incurred plus recognized
Profits less recognized losses to date	(12,452)	—	(773,555)	(2,516,822)
Billings in excess of costs and estimated earnings	$23,215	$—	$541,126	$11,148,832

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

Note 18 – SHAREHOLDERS’ EQUITY

BWMC was incorporated in the PRC as a limited company, whereas each of its shareholders owns a percentage of the equity ownership in lieu of a number of ordinary shares. As of December 31, 2009, BWMC has eight shareholders forming 100% equity ownership. Since its capital structure is in a percentage of equity ownership in lieu of the number of ordinary shares, we have categorized the value of ownership as “share capital”.

Note 19 –SUBSEQUENT EVENT

On February 22, 2010, AGL, along with BXFI and BWMC, and Giant Nova Holdings Limited (“Giant Nova”), a British Virgin Island company (a “BVI”) completed a Share Purchase Agreement (“Share Purchase”) with China Fundamental Acquisition Corporation (“CFAC”) a Cayman Island company incorporated on December 12, 2007. Under the terms of the Share Purchase CFAC will acquire 100% of the outstanding shares, and or equity, of AGL and Giant Nova for 5,700,000 shares of CFAC. Subsequent to the Share Purchase the share holders of AGL and Giant Nova, collectively to be referred to as Beijing Wowjoint, will have a majority of the shares of CFAC, and accordingly will have control of the consolidated CFAC entity to be referred to as Wowjoint Holdings Limited. The owners of BWMC are the largest shareholders of Giant Nova. In accordance with the Share Purchase, Giant Nova’s shareholders will receive a substantial majority of shares under the Share Purchase; accordingly the BWMC shareholders will hold a majority position in Wowjoint Holdings Limited. Of the 5,700,000 shares issued a total of 3,696,735 shares will be held in escrow to be released on February 22, 2014

CFAC was formed as a Special Purpose Acquisition Company, a SPAC, which raised funds in an initial public offering with the intent to apply substantially all net proceeds from the public offering to a business combination. The acquisition has been accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Beijing Wowjoint, of which BWMC shareholders are the majority holders thereof, have effective control of CFAC through (1) their approximately 55% shareholder interest in the combined entity, (2) majority representation on the board of directors, and (3) being named to all of the senior executive officer positions. For accounting purposes, Beijing Wowjoint will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Beijing Wowjoint, i.e., a capital transaction involving the issuance of share by CFAC for the shares of Beijing Wowjoint. Accordingly, the combined assets, liabilities and results of operations of Beijing Wowjoint became the historical financial statements of China Fundamental at the closing of the acquisition, and CFAC’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with those of Beijing Wowjoint beginning on the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital.

In accordance with the Share Purchase, the issuance to Realink, one of shareholders of Giant Nova, of up to 500,000 additional shares if the following performance targets are achieved (1) 200,000 earn-out shares in the event that the closing price per share of Wowjoint Holdings Limited is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date; (2) 200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date; and (3) 100,000 earn-out shares in the event that the average daily trading volume is no less than 200,000 shares for three consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date. Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.