Form 20-F
period 2010-12-31
Wowjoint Holdings Ltd
filed 2011-06-30
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the fiscal year ended: December 31, 2010

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 7,949,965 ordinary shares.

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

=

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

•
except where otherwise indicated, references to “Beijing Wowjoint” refer collectively  to Authentic Genius Limited (“AGL”); its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”); its former variable interest entity ("VIE") and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd. (“BWMC”); Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2010, Beijing Wowjoint Xingyun Co. Ltd. (“BWXC”);

•	references to the “acquisition” or the “business combination” refer to the purchase by China Fundamental of all of the outstanding shares of Beijing Wowjoint on February 22, 2010;

•
references to the financial statements of Beijing Wowjoint, either audited or unaudited, refer collectively to those of AGL and its consolidated subsidiary, BXFI; its former VIE and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd.; Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2010, Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”);

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Such forward-looking statements involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, and such statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

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

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which it refers you, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated financial and operating data are derived from our audited consolidated financial statements as of and for the year ended December 31, 2010; our audited consolidated financial statements as of and for the four month period ended December 31, 2009 and our unaudited consolidated financial statements as of and for the four month period ended December 31, 2008; and our audited consolidated financial statements as of and for the fiscal years ended August 31, 2009 and 2008. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. Our audited consolidated financial statements as of and for the year ended December 31, 2010; our audited consolidated financial statements as and for the four month period ended December 31, 2009; our unaudited consolidated financial statements as of and for the four months ended December 31, 2008; and our audited financial statements for the fiscal years ended August 31, 2009 and 2008 are included elsewhere in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes, if available, and “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Summary of statement of operation data:
(US$ in thousands except per share and operating data)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2010	2009	2009	2008	2009	2008
Revenue	24,062	29,110	1,696	17,208	44,622	36,233
Gross profit	5,977	3,936	(4,469)	4,918	13,323	6,055
Operating income	637	465	(6,222)	4,210	10,897	4,359
Net income	424	629	(5,336)	3,819	9,784	3,939
Basic net income per share(1)	0.06	n/a	n/a	n/a	n/a	n/a
Diluted net income per share(1)	0.06	n/a	n/a	n/a	n/a	n/a

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:
(US$ in thousands)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2010	2009	2009	2008	2009	2008
Net cash provided by/(used in) operating activities	(3,898)	65	(1,224)	(522)	767	1,905
Net cash provided by/(used in) investing activities	(1,779)	(158)	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	6,934	(246)	19	260	(5)	537

Summary of balance sheet data:
(US$ in thousands)

	As of December 31,			Year ended August 31,
	2010	2009	2008	2009	2008
Cash and cash equivalents	2,168	675	956	1,895	1,438
Working capital(1)	15,111	9,780	9,196	14,978	5,532
Total assets	37,591	23,800	28,166	29,920	33,688
Total shareholders’ equity	20,387	12,643	11,989	17,943	8,151

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Spot Exchange Rate
Period	At period end	Average (1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8260	6.8295	6.8258
February	6.8274	6.8274	6.8274	6.8274
March	6.8258	6.8262	6.8270	6.8254
April	6.8270	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8305	6.8245
June	6.7807	6.8127	6.8323	6.7807
July	6.7735	6.7762	6.7808	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7361	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6791	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4948	6.5073	6.4786
June (through June 24)	6.4737	6.4780	6.4830	6.4628

Source: Federal Reserve Statistical Release
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts. For the year ended August 31, 2009, and in the period since then through June 30, 2010, a substantial majority of our revenues were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company, we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in costs exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

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

We typically engage third-party subcontractors to perform a portion of the work under our contracts, in order to minimize the need to employ a large workforce that includes skilled labor and semi-skilled labor, as well as to maximize our-cost efficiency and flexibility. However, we may not be able to monitor the performance of these subcontractors as efficiently as our own in-house staff. In addition, our inability to engage qualified subcontractors could affect our ability to maintain the quality of our products. Subcontracting exposes us to risks associated with non-performance, delayed performance, or sub-standard performance by subcontractors. We may also suffer losses or a lesser profit margin if the amounts we pay our subcontractors exceed our original estimates. As a result, we may experience deterioration in quality or delays with respect to the delivery of our equipment, incur additional costs due to the delays or higher costs in sourcing the services, or be subject to liability under the relevant contracts for our subcontractors’ performances. Such events could impact upon our profitability, financial performance and reputation, and result in litigation or damage claims.

Delays in collecting accounts receivable, progress payments or the release of retention money by our customers, or delays in the continued growth of our leasing business, may affect our liquidity.

Like other companies in the construction and construction equipment industry in China, we typically receive progress payments from our customers with reference to the value of work completed at specified milestones, as well as receive final payments upon the delivery of complete equipment. We receive installment payments in the process of equipment manufacturing, and usually a significant percentage of contract value would be billed upon the delivery of the equipment to our customers.

Usually we are either requested by our customers to secure a letter of credit issued by a licensed commercial bank or a portion of the contract value, normally 5% to 10%, is withheld by the customer as retention money to be paid or released after the warranty period (generally one year after the completion of the respective equipment and products).

In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day to day operations. There is no assurance that amounts due pursuant to accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.

In 2010, we began leasing equipment to several of our customers. As lease payments are received periodically over time, rather than in upfront payments, growth in our leasing business could also affect our liquidity in the future.

Our revenues depend on gaining new customers and we do not have long-term purchase commitments from our customers.

Our revenues result from individual equipment sales which produce a limited amount of ongoing revenues from equipment maintenance and other services. In order to maintain and expand our business, we must be able to replenish new orders in our pipeline on a continuous basis. Our potential customers could choose products of our competitors instead. Should they do so, we could suffer a decline in revenues and profitability.

We expect to rely increasingly on our proprietary products and if we become involved in an intellectual property dispute, we may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations.

Our business is based on a number of proprietary products which are protected by patents filed in the PRC. We expect our future growth will rely on these proprietary products to meet customers’ demands. For example, given the expansion of China’s rail system into mountainous and heavily forested areas, we expect that sales of our integrated launching gantry, which is designed and well suited for such terrain, to represent an increasing portion of our overall sales in the next several years. However, if third parties should infringe on any of our patents on our integrated launching gantry or other products, as has happened on several occasions, we may need to devote significant time and financial resources in legal actions brought through the China court system to attempt to halt the infringement. For example, there is currently one ongoing lawsuit in the Beijing appeals court which we have filed in connection with infringements of our patents. An earlier lawsuit ended in our favor, whereby the Beijing court awarded us RMB 1.0 million, and a second lawsuit that is also being heard by a court in Beijing, was recently settled. Under the terms of that settlement we agreed to grant the infringing party the use of our patent in return for it entering into a multi-year contract with us. Conversely, in the event of an infringement claim by third parties against us, we may be required to spend a significant amount of time and financial resources to defend against such claim. However we may not always be successful in lawsuits which we initiate or in defending ourselves against claims made against us by others. Moreover, any litigation could result in substantial costs and the diversion of our management resources and could materially and adversely affect our business and operating results.

We rely upon receiving an adequate supply of raw materials at acceptable prices and quality in a timely manner.

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

We may be exposed to potential product liability claims which may affect our profitability and damage our reputation.

A majority of our products are large scale heavy duty machines which require skilled labor to operate. Failures in the design, quality control, installation and assembly, and operation of these machines, as well as accidents, geological catastrophes and other construction field hazards, may result in injuries to personnel, loss of lives and damage to property despite repeated testing by us before and after delivery of these machines to our customers. Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims and we currently do not carry product liability insurance. In the event a product liability claim is brought against us, the lawsuit may, regardless of merit or eventual outcome, result in damages to our reputation, result in loss of contracts, inhibit our ability to win future contracts, and lead to substantial costs in litigation, product recalls and loss of revenue.

China’s financial markets are not as sophisticated as markets in developed countries and regions such as the United States, European Union, Hong Kong, Taiwan and Singapore. The choice and selection of insurance policies to cover the potential liability of our products may not be widely available, which may result in our inability to obtain adequate insurance coverage against product liability risks.

Our success depends on stringent quality controls and timely delivery of our products, and any related failure could adversely impact our financial performance and result in damages to our reputation.

We design, manufacture and install our products based on the specific requirements of each customer. Our ability in obtaining future orders depends upon our ability to maintain and uphold the performance, reliability and quality standards required by our customers. We may experience delays in the collection of accounts receivables, additional expenses resulting from warranty and maintenance services, and reduced, cancelled or discontinued orders. Additionally, performance, reliability or quality claims by our customers, with or without merit, could result in costly and time-consuming litigation, which would consume the time and attention of management and may result in significant monetary damages.

 We depend upon customers concentrated in the infrastructure construction industry. A reduction in government spending in infrastructure development could adversely affect our performance.

From a macro-economic perspective, a major risk we face is the relatively large reliance on the PRC government's investment in transportation and infrastructure sectors. The PRC government's judgment of the national economic conditions and expectations regarding economic development trends together with the utilization status of existing infrastructures and the expected needs for future expansion may result in changes in public budget for infrastructure development. This is especially true with respect to investments in transport infrastructure such as railways and highways, and in the outsourcing volume of infrastructure construction projects by government bodies, changes in which may have an adverse impact on our business volume.

The majority of our sales are generated from customers involved in the construction of railways and highways. In particular, China Railway Construction Corporation (“CRCC”), China Railway Group Limited (“CRG”), China Communications Company Limited (“CCC”) and SinoHydro Corporation (“SinoHydro”) have accounted for a sizeable portion of our total revenues in recent years. For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four month transition period from August 31, 2009 to December 31, 2009, SinoHydro Corporation, a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and SinoHydro accounted for 37% (Bureau 16, 34%; Bureau 12, 3%), 20% and 19% of our total sales respectively. Although we have relatively few major customers, we deal with many different bureaus and subsidiaries within these large PRC state-owned enterprises and often have a number individual sales and service contracts with major customers. For example, CRG has approximately 10 separate bureaus, each with a number of different subsidiaries, while CRCC has 15 bureaus, each with multiple subsidiaries at any point in time, including China Railway 16th Bureau Group Ltd. (No.4 Engineering Company Ltd., No. 5 Engineering Company Ltd.; and No. 1 Engineering Company Ltd.), China Railway 3rd Bureau Group Co., Ltd (Bridge and Tunnel Engineering Company of the Third Engineering Group Co., Ltd. of China Railway; China Railway No.3 Construction and Installation Engineering Co., Ltd; No.2 Engineering Company Ltd.; No.5 Engineering Company Ltd.; and No.6 Engineering Company Ltd.), China Railway 12th Bureau Group Co., Ltd (No.1 Engineering Company Ltd.; No.3 Engineering Company Ltd.; and No.4 Engineering Company Ltd.), and China Railway 1st Bureau Group Co., Ltd. All of these contracts have been entered into in the ordinary course of business, were individually negotiated and are for equipment custom tailored for a specific project. Any reduction or delay in the capital spending by these companies or in the PRC’s infrastructure development could cause a significant decline in our sales and profitability.

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

Our plans to enter the international construction machinery and equipment market may not be successful.

Although we have conducted most of our business within China, we have been exploring business opportunities in selected markets outside China and strategically expanding our global footprint. Expansion into new markets outside China exposes us to substantial risks, such as risks related to currency fluctuations, regulatory problems, punitive tariffs, trade embargoes, differences in general business environments, higher competition, costly legal and regulatory requirements, adverse tax consequences, insufficient experience dealing with local payment and business practices, and protectionism. In addition, the additional demands on our management from such expansion may detract from efforts in the domestic Chinese market, causing our operating results in China to be adversely affected.

 We may not be able to retain, recruit and train adequate management and engineering personnel, and our inability to attract and retain qualified personnel may limit our development.

Our success is dependent to a large extent on our ability to retain the services of our executive management personnel who have contributed to our growth and expansion. The industry experience of our executive officers, directors and other members of our senior management is essential to our continuing success. Accordingly, the loss of their services, particularly those of Mr. Yabin Liu and Mr. Fude Zhang, may be difficult to replace and could have an adverse affect on our operations and future business prospects.

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

We are a holding company and conduct substantially all of our business through our principal operating subsidiary, Beijing Wowjoint Machinery Co. Ltd. and affiliated entities. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Beijing Wowjoint Machinery Co. Ltd. (“BWMC”) is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Beijing Wowjoint Machinery Co. Ltd. incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends and make other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

We currently qualify as a High Technology company, a classification which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government, and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We have received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007, 2008 and 2009. The approved income tax rate for the company is 7.5%. The reduced income tax rate was applicable until December 31, 2009. Our current income tax rate is 15%.

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

The market for our products and services is characterized by intense competition and rapid technological advances. Our products and services compete with a multitude of products and services developed, manufactured and marketed by others. We will also compete with new market entrants in the future. Existing or future competing products may be of higher quality, contain more sophisticated technology, provide greater utility or other benefits, or may offer comparable performance at a lower cost. We must therefore continue to develop innovative new solutions and products for our customers to remain competitive. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business could suffer.

We are subject to increasing environmental regulation

Our facilities, operations and products are subject to increasingly stringent environmental laws and regulations, including laws and regulations governing air emissions, discharges to water and the generation, handling, storage, transportation, treatment and disposal of waste materials. While we believe we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations resulting from present laws and regulations or those that may be adopted or imposed in the future.

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

Risks Associated with Conducting Business in China

Our results of operations, financial position and prospects are subject to a certain degree to the economic, political and legal developments of the PRC.

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

In addition, our ability to continue to sustain and expand our business is dependent on a number of factors, including general economic and capital market conditions and credit availability from banks or other lenders. Recently, the PRC government has articulated a need to control the rate of economic growth and has been reported to be tightening its monetary policies, including increasing interest rates on bank loans and deposits and tightening the money supply to control growth in lending. We cannot give any assurance that further measures to control growth in lending will not be implemented in a manner that may adversely affect its future growth and profitability. Furthermore, we cannot assure that the historical economic and market conditions affecting our business will continue, or that we will be able to sustain its growth.

Uncertainties with respect to the PRC legal system could limit the legal protections available to Wowjoint and its shareholders.

Our operating subsidiaries and associated companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties which may limit legal protections available to us and our shareholders. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in China's economy may slow the growth of Wowjoint and reduce its profitability.

China has been one of the world’s fastest growing economies as measured by GDP in recent years. It has also been one of the driving forces for the heightened demand in the world’s construction equipment industry. However, China may not be able to sustain such a growth rate. In addition, a slowdown in the economies of the United States, the European Union and certain Asian nations, with which China has important trade relationships, may adversely affect the economic growth of China, which may in turn lead to a decrease in demand for China’s construction equipment and correspondingly, demand for our services. We cannot assure that its financial condition and operational results, as well as its future prospects, will not be adversely affected by an economic downturn in China.

Changes in PRC tax laws may result in Wowjoint being subject to a higher income tax rate.

Under the new PRC Enterprise Income Tax Law that became effective on January 1, 2008 (the “New EIT Law”), enterprises organized under the laws of jurisdictions outside the PRC with their de facto management bodies located within the PRC may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law, however, does not define the term “de facto management bodies”. If, among other things, a portion of our management continues to be located in the PRC, the Company may be considered a PRC resident enterprise by PRC tax administration and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income, which may have a material adverse effect on our financial results. In addition, although the New EIT Law provides that “dividend income between qualified resident enterprises” is exempted income, it is still unclear as to what is considered a “qualified resident enterprise” under the New EIT Law.

Almost all of Wowjoint's assets are located in China and substantially all of its revenue are derived from its operations in China. Accordingly, Wowjoints's results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects.

Since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product (GDP) growth. There can be no assurance, however, that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage sustainable economic growth and guide the allocation of resources. The PRC government has also begun to use macroeconomic tools to decelerate the rate of Chinese economic growth. Some of these measures benefit the overall PRC economy, but may also have a negative effect on our business.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, and by controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business prospects, financial conditions and results of operations.

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

If Wowjoint or any of its potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

▪	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

▪	confiscate relevant income and impose fines and other penalties;

▪	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

▪	require Wowjoint or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

▪	restrict or prohibit remittance of any profits or dividends abroad by our PRC subsidiaries or affiliates;

▪	impose conditions or requirements with which Wowjoint or possible future PRC subsidiaries or affiliates may be not be able to comply.

The imposition if any of these penalties could have a material adverse effect on our ability to conduct business.

In addition, the relevant PRC regulatory authorities may impose further penalties. Any of these consequences could have a material adverse effect on our operations.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital investors lack detailed explanations and operational procedures, and are subject to interpretations which may change over time. We thus cannot be certain how the regulations will be applied to its business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties and have a material adverse effect upon our ability to conduct our business.

Because Chinese law governs most of Wowjoint's current material agreements, it may not be able to enforce its rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, the inconsistent professional abilities of the judicators, and the inclination to protect local interests, interpretation and enforcement of PRC laws and regulations involve uncertainties which could limit the legal protection available to Wowjoint and foreign investors. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our business prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of its violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

 If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed, which could lead to a significant decrease in Wowjoint’s profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation, in the past the PRC has imposed controls on bank credit, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease interest in the services or products we may ultimately offer, leading to a decline in our profitability.

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

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (“MOFCOM”), the State Assets Supervision and Administration Commission (“SASAC”), the State Administration for Taxation, the State Administration for Industry and Commerce (“SAIC”), the China Securities Regulatory Committee (“CSRC”), and the PRC State Administration of Foreign Exchange (“SAFE”), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 (the “M&A Rules”). These comprehensive rules govern the approval process by which a Chinese company may participate in an acquisition of its assets or its equity interests and by which a Chinese company may obtain public trading of its securities on a securities exchange outside the PRC.

Although prior to September 8, 2006 there was a complex series of regulations administered by a combination of provincial and centralized agencies for approval of acquisitions of Chinese enterprises by foreign investors, the M&A Rules have largely centralized and expanded the approval process to MOFCOM, SAIC, SAFE or its branch offices, SASAC, and the CSRC. The M&A Rules established, among other things, additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including the requirement in some instances that the MOFCOM be notified in advance when a foreign investor acquires equity or assets of a PRC domestic enterprise. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming and involves significant uncertainty, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand its business or maintain its market share.

Depending on the structure of the transaction, these regulations will require the Chinese parties to make a series of applications and supplemental applications to the aforementioned agencies, some of which must be made within strict time limits and require approvals from one or more of the aforementioned agencies. The application process has been supplemented to require the presentation of economic data concerning a transaction, the economic and substantive analysis of the target business and the acquirer and the terms of the transaction by MOFCOM and the other governing agencies, as well as an evaluation of compliance with legal requirements. The application process for approval now includes submissions of an appraisal report, an evaluation report and the acquisition agreement, depending on the structure of the transaction. An employee settlement plan for the target company shall also be included in the application.

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

It is expected that compliance with the regulations will be more time consuming than in the past, will be more costly for the Chinese parties and will permit the government to conduct a much more extensive evaluation and exercise much greater control over the terms of the transaction. Therefore, acquisitions in China may not be able to be completed because the terms of the transaction may not satisfy aspects of the approval process or, even if approved, because they are not consummated within the time permitted.

Ambiguities in the M&A Rules may make it difficult for Wowjoint to properly comply with all applicable rules and may affect Wowjoint's ability to consummate an acquisition.

Although the M&A Rules set forth many requirements that have to be followed, there are many ambiguities with respect to the meaning of many provisions of the M&A Rules. Moreover, the ambiguities give regulators wide latitude in the enforcement of regulations and approval of transactions. Therefore, we cannot predict the extent to which the M&A Rules will apply to any acquisition transition in connection with Wowjoint, and therefore, there may be uncertainty in whether or not the transaction which has or will be completed by us will violate the M&A Rules.

Exchange controls that exist in the PRC may limit Wowjoint's ability to utilize its cash flow.

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Under PRC regulations, Renminbi may be converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. our PRC subsidiaries may also retain foreign exchange in their respective current bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and vice versa, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of our PRC subsidiaries or affiliated entities to obtain foreign currencies, limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

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

We were aware of the relevant requirements of SAFE Circulars 75 and 106 when the acquisition of Beijing Wowjoint by China Fundamental was completed on February 22, 2010. For this purpose, Beijing Wowjoint retained a PRC legal counsel to certify the compliance with the requirements of SAFE Circulars 75 and 106 by the PRC subsidiaries at the closing of the acquisition. Consequently, a PRC law firm was retained by the Wowjoint Group to issue a PRC legal opinion on February 22, 2010 for the benefit of China Fundamental. According to the PRC legal opinion for the benefit of China Fundamental, neither Circular 75 nor any of its implementing rules are applicable to the acquisition of February 22, 2010, since at the time of the completion of the acquisition, Giant Nova did not legally own any interest in any of the PRC subsidiaries despite the fact that its ultimate beneficial shareholders were also the majority shareholders of Beijing Wowjoint Machinery Company. As such, the acquisition of Giant Nova should not be treated as an acquisition of an offshore entity with substantial PRC assets or business. China Fundamental Acquisition Corp acquired the Beijing Wowjoint Machinery assets and business through acquiring Authentic Genius Limited (Hong Kong) and its subsidiary through a VIE structure. Authentic Genius Limited had no PRC shareholders at the time of acquisition. Based upon such facts, our PRC counsel concluded that neither Circular 75 nor any of its implementing rules are applicable to the acquisition. Upon the strength of such PRC legal opinion, our management concluded that the shareholders of the PRC subsidiaries were not required to make a SAFE Circular 75 filing prior to or on the closing of the acquisition. Further, in March 2010, our PRC resident shareholders inquired through the local SAFE branch about the relevant SAFE regulations. However, the local SAFE branch was not certain about whether the registration requirements applied to our PRC resident shareholders with our corporate structure. If shareholders who are subject to the SAFE regulations fail to comply, the PRC subsidiaries are required to report such failure to the local SAFE authorities. Our management believes that the shareholders of the PRC subsidiaries were not required to make a SAFE Circular 75 filing prior to or upon the closing of the acquisition, or upon the transfer of the ownership interests from Beijing Wowjoint Machinery Co., Ltd. to BXFI.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us or our PRC resident shareholders to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from this offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends, affect our ownership structure, or result in liability under PCR law for evasion of applicable foreign exchange restrictions, which could adversely affect our business and prospects.

We are committed to complying, and to ensuring that our shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements after the acquisition. However, we cannot assure that we, or our owners, will be able to complete the necessary filings and registrations with SAFE for the proposed business combination on a timely basis.

Risks to Our Organization

Affiliates of Realink Group Limited, which is controlled by the Company’s executive officers, beneficially own a majority of our voting shares.

Affiliates of Realink Group Limited, or Realink, may be deemed to beneficially own approximately 54.7% of our voting power. Realink is controlled by our executive officers. Mr. Yabin Liu, our Chief Executive Officer and Chairman is a 44.4% holder of Realink, a British Virgin Island company.  Mr. Fude Zhang, our Chief Technical Officer and director, is a 39.5% holder of Realink, and Mr. Liguo Liu is a 5.4% holder of Realink. Mr. Yasheng Liu, former Senior Vice President and the younger brother of Mr. Yabin Liu, who passed away in May 2011, was a 10.7% owner. Huijing Liu, the son of Mr. Yasheng Liu, has acquired the voting power and dispositive power with respect to these shares. The shareholders of Realink have agreed that approximately 3.7 million of the ordinary shares held by them will be held in escrow until February 22, 2014.  In addition, pursuant to an earn-out provision in the Share Purchase Agreement, we have agreed to issue to Realink up to 500,000 additional shares if certain performance targets are achieved by the company.

Because of its control of our voting power, Realink is able to indirectly exert considerable control over us and is able to influence the appointment of management and the outcome of all matters requiring shareholder approval. Realink’s affiliates may be able to cause, prevent or delay a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. In addition, because affiliates of Realink may substantially determine the outcome of a shareholder vote, Realink’s affiliates could deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of Wowjoint, and that voting control could ultimately affect the market price of our ordinary shares.

Prior to China Fundamental’s acquisition of Beijing Wowjoint in February 2010, China Fundamental had no operations, and Beijing Wowjoint had not operated as a public company. Fulfilling our obligations incidental to being a public company will be expensive and time consuming.

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

We must comply with Section 404 of the Sarbanes-Oxley Act, which requires us to document and test our internal controls over financial reporting for fiscal 2010 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year 2010. We are also required to have an independent registered public accounting firm test our internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year 2010 and subsequent years. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our share price. We may also incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could have a material adverse affect on our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

The price of our securities may continue to be volatile and may decrease in response to various factors, which could adversely affect our business and cause our shareholders to suffer significant losses.

Our securities are illiquid, and the prices of such securities have been and may continue to be volatile in the indefinite future. Only a limited market has developed for the purchase and sale of our securities. We cannot predict how liquid the market for our securities might become. Therefore, the purchase of our securities must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. Because there is a limited public market for the resale of our securities, investors in our securities may not be able to liquidate their investments and our securities may not be acceptable as collateral for a loan.

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through June 29, 2011 were $7.98 and $1.40, and the high and low prices of our warrants for the same period were $2.00 and $0.05, respectively. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

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

We intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deem relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value.

Offers or availability for sale of a substantial number of our ordinary shares may cause the price of our securities to decline.

The ability of our security holders to sell substantial amounts of our securities in the public market creates a circumstance commonly referred to as an “overhang,” and in anticipation of significant sales the market price of our securities could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Exercise of our outstanding warrants could decrease our share price.

If our outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants may cause investors to assume that there will be additional ordinary shares outstanding that were purchased at the warrant exercise price, which  will likely be below our then current  share price. That possibility could reduce the market price of our ordinary shares.

Prior to the consummation of its initial public offering, China Fundamental issued 1,944,444 warrants at a price of $0.90 to affiliates of the management of China Fundamental and other institutional investors. The shares underlying the private placement warrants were registered pursuant to a registration statement on Form F-1, initially filed with the SEC on May 3, 2010, and the prospect that these warrants may be exercised for $5.00 may reduce the market price at which the our ordinary shares trade.

In addition, 1,064,063 ordinary shares and the same number of warrants which were originally purchased by China Fundamental’s management prior to the initial public offering were held in escrow. These securities became eligible for release from escrow on August 22, 2010 (i.e., six months after the closing of the business combination), although some security holders have not yet requested the escrow agent to release their securities. The release and registration of these securities will increase our public “float”, which may cause a decrease in our share price.

Outstanding private placement warrants to purchase an aggregate of 1,944,444 ordinary shares became exercisable after the business combination on February 22, 2010. If they are exercised, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price.

In connection with its initial public offering, China Fundamental issued a unit purchase option to the representatives of the underwriters which is exercisable for 225,000 units. The units and the securities underlying the underwriters’ unit purchase option have registration rights and may be sold according to Rule 144.

If certain performance targets are met, up to 500,000 earn-out shares will be issuable. “Market overhang” from these ordinary shares as a result of that potential dilution could reduce the market price of the ordinary shares.

If certain performance targets are met, up to 500,000 earn-out shares will be issuable to the shareholders of Realink.  In particular,

•
200,000 earn-out shares will be issued in the event that our closing price per share is at or above $10.00 for 180 days out of 360 days during the period from the acquisition closing date, February 22, 2010, to the second anniversary of the closing date.

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

We may be classified as a “resident enterprise” under PRC Enterprise Income Tax Law, or “EIT Law,” and be subject to PRC taxation on our worldwide income.

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

Wowjoint Holdings mainly serves as a vehicle to hold the operating entities and to obtain finance from international capital markets, and only generates passive interest income. Our senior management, assets and financial accounting books are primarily located in the PRC, as are three of our five directors. Most of our in-person regular/quarterly board meetings are held in China, and major strategic business decisions are generally made in China.

Based on the above factors, we are likely to be recognized as a resident enterprise by PRC tax authorities. In accordance with the EIT Law, dividends, which arise from tax resident enterprise to non-tax resident enterprise, are subject to a 10% withholding income tax, while dividends which arise from tax resident enterprise to a tax resident enterprise, are tax free. Therefore, if we are recognized as a resident enterprise, withholding tax is zero when it receives dividends from its subsidiaries incorporated in PRC.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Wowjoint Holdings Limited, formerly known as China Fundamental Acquisition Corporation (“CFAC”), is a Cayman Islands company, originally organized as a blank check company on December 12, 2007, for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that has its principal operations in Asia. Following the business combination, our business operations are now conducted through Beijing Wowjoint.

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

Prior to China Fundamental’s acquisition of Beijing Wowjoint on February 22, 2010, Authentic Genius Limited (“AGL”) was a private company in Hong Kong which was solely owned by Ms. Zhang Hui, who is the first cousin of Mr. Yabin Liu, the current chairman and chief executive officer of Wowjoint. AGL had one wholly-owned subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd.(“BXFI”), a wholly foreign owned enterprise registered in China. The scope of BXFI’s business license includes business consulting, technical and engineering advice and technical services. AGL has limited capitalization and no operations other than its holdings in BXFI.

Prior to China Fundamental’s acquisition of Beijing Wowjoint, Giant Nova Holdings Limited (“Giant Nova”) was a private company registered in the British Virgin Islands with no subsidiaries. It is a company with limited capitalization that formerly held the interests of the shareholders of Beijing Wowjoint Machinery Co. Ltd. (“BWMC”), with the majority of its ultimate shareholders being the shareholders and key management of BWMC though it served no business purpose prior to China Fundamental’s acquisition of Beijing Wowjoint. Giant Nova was formed with the intention to help expand Wowjoint’s equipment sales in international markets, and we expect that it will engage in the sales and marketing of Wowjoint equipment in the near future. There were and are no contractual agreements or other arrangements between Giant Nova Holdings Limited and the shareholders of Beijing Wowjoint. In connection with China Fundamental’s acquisition of Beijing Wowjoint on February 22, 2010, the shareholders of Giant Nova and AGL received 5,691,450 shares and 8,550 shares, respectively. Following that acquisition, Giant Nova’s shareholders held a majority of the outstanding shares of the combined company.

BWMC was a private enterprise in China with no subsidiaries prior to China Fundamental’s acquisition of Beijing Wowjoint. Investors in BWMC at that time consisted of our chairman and chief executive officer, Yabin Liu (37.8%); our chief technical officer and director, Fude Zhang (33.6%); our former senior vice president of logistics and administration, Yasheng Liu (8.2%); our senior vice president of marketing and sales, Liguo Liu (4.1%); Anning Li (0.7%); Pingyi Wang (0.7%); Ting Ding (9.0%); and Beijing Wan Qiao Mechanical and Electrical Equipment Co., owned by non-executive management members of the company (6.0%). Giant Nova was owned by Realink Group Limited (76.4%), Wowjoint International Limited (5.9%), PJ Landscape Co., Limited (4.6%), Mui Hoo Lui Chung (4.6%), Red Stone Investment Group Limited (4.6%) and Willing Co., Limited (3.9%). Mr. Yabin Liu served both as a director of BWMC and of Giant Nova.

On November 30, 2009, CFAC entered into a share purchase agreement with AGL and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) and Giant Nova Holdings Limited.  On February 22, 2010, pursuant to the terms of the Share Purchase Agreement dated November 30, 2009, China Fundamental acquired all of the issued and outstanding shares of Beijing Wowjoint held by its shareholders in exchange for 5,700,000 ordinary shares of China Fundamental. 3,696,735 of these shares were placed in escrow for a four year period ending February 22, 2014. In addition, shareholders of Beijing Wowjoint will be issued up to 500,000 additional ordinary shares if certain incentive targets are met. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.  After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million will be retained by the surviving company which will be used for working capital purposes. The acquisition of AGL and Giant Nova, including the payment of the majority of the consideration to the shareholders, was structured, in part, to avoid falling within the scope of SAFE Circular 75.

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

In a reorganization conducted in mid-2010, shareholders of Beijing Wowjoint Machinery Co. Ltd. transferred their share ownership to BXFI. At the time when deciding to conduct the recent reorganization, the company had already completed its business combination with China Fundamental and had secured a specific investment. The company believed that a 100% equity ownership in Beijing Wowjoint Machinery Co. Ltd. provided more protection to its shareholder interests, given that the contractual relationship between BXFI and BWMC was not an actual equity ownership and as the arrangements would have needed to be renewed at the end of the term.

There were eight shareholders of BWMC at the time when its outstanding shares were transferred to BXFI. The share transfer was structured so that BXFI provided RMB1.0 million to the shareholders of BWMC, the consideration was loaned back to company, and repayment was immediately waived. None of the RMB1.0 million ever changed hands. The share transfer was structured in this manner in order to meet the PRC requirements that consideration be paid for the share transfer and in order to register the share transfer with SAIC. These shareholders held a special shareholders meeting on April 25, 2010 to vote on a resolution to transfer all outstanding shares to BXFI and to amend BWMC’s articles of association accordingly. The resolution was passed unanimously and each of the shareholders signed and dated the share transfer agreement to BXFI on April 25, 2010. The stock transfer agreements involved nominal consideration of RMB1 million paid in connection with the transfer. The stock transfer agreement was registered with the local state administration for Industry and Commerce (“SAIC”) office, effective June 9, 2010. The former shareholders agreed to loan the entire amount of the stock transfer proceeds to the company for general working capital purposes. Messrs. Yabin Liu, Fude Zhang, Liguo Liu and the late Yasheng Liu held a total of 89.6% of proceeds from Stock Purchase Agreement. They were also officers of Wowjoint Holdings. In their good faith to ensure Wowjoint has more cashflow for its operations, they agreed to and were able to convince all the other recipients to loan the 1 million RMB back to Wowjoint and subsequently waive the loan. On August 4, 2010, we announced that the replacement of the variable interest entity contractual arrangement discussed above between BWMC and BXFI had been finalized. BXFI now directly owns 100% of BWMC. We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with operational control over BWMC as we anticipate our new direct ownership structure will provide. We also believe that our new direct ownership structure increases our overall transparency and removes any confusion with respect to, our corporate ownership structure.

Beijing Wowjoint Xingyun Co. ("BWXC"), another wholly owned subsidiary of the company, was incorporated on May 10, 2010 and is engaged in leasing equipment to our customers across China and in subcontracting construction and engineering work from our customers involved in the transporting, carrying, lifting, placing and erection of bridge segments used in the construction of high-speed railways, expressways, and bridges. BWXC has currently seven employees and is headquartered in Beijing, China. The subcontracting work conducted by BWXC mainly involves using Wowjoint’s products, primarily large heavy lifting equipment to perform certain construction work in connection with infrastructure projects – for example, by using Wowjoint’s lifting machines to lift and move beams for its customers. There is no material difference between the subcontracting work conducted by BWMC and BWXC. Going forward, the company intends to allocate subcontracting work mainly to BWXC.

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

Our management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  Our equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China. From 2005 to 2008, our equipment has been deployed in the construction of the Guangdong express railway, the Beijing to Tianjin intercity high-speed passenger train line, the Shijiazhuan to Taiyuan express railway, the Fuzhou to Xiamen high-speed railway, the Zhengxi intercity train line, the Wuhan to Guangzhou high-speed railway, the Beijing-Shanghai railway and the Harbin to Dalian high-speed railway, the Shijiazhuang to Wuhan railway, the Beijing to Shijiazhuang railway, the Shanghai-Hangzhou railway and the Chang-Jiu intercity railway projects. We have also recently begun to export our equipment to the United States, the Middle East and the European markets in relatively small volume.

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

Our main product lines include launching gantries, tyre trolleys, special carriers, integrated launching carriers, marine hoists and special purpose equipment. Our equipment and machinery are designed to overcome specific construction obstacles by meeting our customers’ stringent engineering requirements wherever our products are deployed regardless of terrain, soil and climate conditions.

Our diverse and cost efficient product offerings incorporate proprietary designs which are recognized in China for their high levels of versatility, reliability and performance. Our products are marketed under the “Wowjoint” brand name both domestically and internationally. Our core strategy is to leverage our expertise in research and development of customized products by providing solutions to our customers’ unique needs, as evidenced by our continuous introduction of new product lines since our inception. We handle all aspects of market research, product design, engineering, manufacturing, sales and marketing, and conduct most of our manufacturing operations in our ISO 9001 manufacturing facilities near Beijing, China.

Competitive Advantages

Based on our existing patents and technology, we believe that our founders were among the first in China to introduce and promote the use of precast segmental concrete beam in the construction of elevated pavement in railways and highways. This construction technology, developed and practiced in Europe prior to being adopted by China, provides high efficiency and low cost to the construction of elevated pavement. Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success.

Leading Provider of Customized Heavy-lifting and Carrying Equipment

In 2010, we held a market share of approximately 20% or more in three of our product lines: special carriers, tyre trolleys, launching gantries, and a significant market share in the integrated launching carrier. We also held a substantial portion of market share in the technical services field and close to a 100% share in the leasing market for such equipment. According to the Twelth Five Year Plan (2011 - 2015), China will continue to invest heavily in transportation infrastructure including railways, highways, and urban metro transit systems, with the aggregate investment expected to reach RMB2.8 trillion ($430 billion) according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery, notwithstanding a scaling back of government spending on infrastructure projects in the latter part of 2009 and in the first quarter of 2010.

Strong In-House Design Capabilities

We employ an innovative and systematic approach to engineering solutions and product design and manufacturing oversight. Our design and engineering team consists of members educated in top universities in China, with 10-15 years of industry experience on average. Based on our success in winning project bids, we believe that we have built a recognized brand name in the industry by introducing innovative solutions to the infrastructure construction industry in China. Our engineering team works closely with our customers in order to understand their technical and engineering requirements. We have been able to continuously introduce new equipment to enhance cost saving and time reduction in the construction of elevated pavement in highways and railways.

Well Established Blue Chip Customer Base

We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation, all of whom are current customers. Our accounts receivable as of December 31, 2010 were approximately $8.8 million. Almost all of the accounts receivables greater than 180 days past due were from state-owned enterprises involved in governmental infrastructure projects.

Business Strategy

Our strategy is to further strengthen our position as a leading solution provider to China’s rapidly developing infrastructure construction industry by providing customized lifting and carrying solutions to our customers. Outside China, we intend to build on the strengths that have made us successful in China. We intend to focus upon the following strategic initiatives for growth:

Product Innovation – Our product innovation is vital to sustaining our future success. We have successfully introduced new products in the application of lifting and carrying equipment and have a pipeline of new products, including a railway and elevated road maintenance and inspection vehicle and self-loading container carriers, and we are seeking to develop new products to widen our customer base and expand our market share.

Increase of Production Capacity – We intend to expand our production capacity by investing in additional workshops and production lines and by working closely with existing outsourcing partners to increase their production capacity. We also intend to invest in technological upgrades to increase the efficiency of our current production process, while also reducing manufacturing costs.

Expand Market Presence and Penetration – We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including India, Russia, the Middle East and Latin America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida. We believe that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

Selective Acquisition Strategy –We plan to broaden our market reach and reduce the cyclical nature of our business through selective acquisitions, joint ventures and strategic alliances. In particular, we intend to consider potential acquisitions of railway maintenance and service related companies to expand our product offerings in the railroad and bridge maintenance equipment segment.

Product and Services

We provide solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. We offer a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and our products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams and other heavy goods. Our products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Since the middle of 2010, we have also engaged in the leasing of equipment to certain of our customers. Our major product categories include:

Production line	Sales for the year ended August 31, 2009	Percentage of sales	Sales for four months ended December 31, 2009	Percentage of sales	Sales for year ended December 31, 2010	Percentage of sales
Launching gantry	$15,133,798	33.9%	$-	-	-	-
Special carrier	10,620,441	23.8	131,941	7.8%	1,071,497	4.5%
Special launching carrier	4,263,381	9.6	943,417	55.6	14,067,412	58.5%
Special purpose equipment	3,148,412	7.1	-	-	2,196,397	9.1%
Tyre trolley	7,324,482	16.4	-	-	859,192	3.6%
After-sales service	1,558,797	3.5	248,450	14.6	1,388,904	5.8%
Service revenue	2,572,848	5.8	372,406	22.0	3,735,225	15.5%
Lease revenue	-	-	-	-	743,548	3.0%
Total sales	$44,622,159	100.0%	$1,696,214	100.0%	24,062,174	100%

Launching Gantry – We manufacture a wide variety of heavy duty launching gantries that are used for the erection of bridges and viaducts. They are designed to place precast reinforced concrete segments or beams on piers and are used for the construction of (1) segmental cantilevers, (2) segmental one in span by span, (3) T or hollow beams, and (4) complete box beams road viaducts and bridges. Each product is designed to solve certain construction obstacles and problems encountered by our customers in order to increase construction efficiency, reduce construction costs and shorten the construction period. Our gantries can carry weight from 80 metric ton to 1600 metric tons.

Tyre Trolley – We design and manufacture a wide variety of heavy duty tyre trolleys that move prefabricated concrete segments or beams and provide enhanced maneuverability in erected pavement construction sites.  The tyre trolleys provide flexibility to move prefabricated concrete beams into tightly confined spaces within the pavement surface and work well in tandem with our launching gantry. Our tyre trolleys can transport weight from 40 metric ton to 1600 metric ton.

Special Carrier – Our straddle carriers/Mobilifts offer an economical solution to handle bulky loads inside large sheltered places. They are also suitable for loading and unloading cargos in container terminals or steel plants.

Integrated Launching Carrier – We design and manufacture a variety of integrated launching carriers which combine the functions of the launching gantry, the tyre trolley, and the special carriers depending on the needs of our clients.  These integrated platforms provide a cost saving to our customers and are often designed to work in mountainous or other more difficult conditions.

Marine Hoist – Our marine hoists are capable of lifting a 20 metric ton to 1,500 metric ton boat or yacht out of the water and maneuvering them onto dry land for service or long-term storage, or for the transporting of boats and ships over dams.  Our marine hoists feature easy maintenance and minimum downtime, and provide flexibility to move boats into tightly confined spaces within a boat yard or marina.

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

Our contract backlog as at various periods was as follows:

Reporting date	Number of active contracts	Contract backlog
August 31, 2008	5	US$	19,299,398.00
August 31, 2009	2		6,911,554.00
December 31, 2009	11		2,519,067.00
June 30, 2010	17		20,207,166.00
September 30, 2010	17		22,846,796.00
December 31, 2010	16		20,449,869.00
March 24, 2011	22		25,280,306.00
May 19, 2011	17		29,032,618.68

Our backlog refers to contracts which have been signed and for which revenue has not been recognized. Substantially all of our backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time. Our backlog is not firm or funded and is cancelable, and in practice, we typically have limited rights in the event of a cancellation of a contract by our customers.

Of the May 19, 2011 backlog of just over US$29 million, approximately 65% is expected to be recognized in 2011 revenue, 30% in 2012 and 5% in 2013, although there can be no assurance that this level will be achieved.

Our management views backlog as one of many indicators of the performance of our business. Because many variables can cause changes in backlog, and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

In addition to selling heavy duty construction equipment, we also provide technical services to our customers. The average selling price for heavy duty construction equipment is high, approximately $2 million to $5 million per piece of equipment, while the size of technical service contracts is much lower, varying from approximately $60,000 to $300,000 per contract.

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

As we recognize revenue using the percentage of completion method, backlog is calculated by contract value less the revenue recognized based on completion percentage.

Technical and After-Sale Services

Our team of experienced engineers and technician provides after-sales services to our customers. After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 9.3% of our fiscal 2009 revenues and 22.0% of revenues for the year ended December 31, 2010.

Marketing, Sales, Leasing and Customer Support

Our customers include the leading names in the infrastructure construction industry in China. Our management has developed long-standing relationships with target customers in the railway, subway and highway construction.  We also maintain relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize our products. We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (“CRCC”) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (“CRG”) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (“CCC”)  (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation. Of these, all are current customers or past customers with whom we maintain an active dialogue.  For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SynoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16,34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  Shifts in the customer relationships from period to period reflect our results in its bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 10% of total sales in recent periods. Our blue chip customer base demonstrates our ability to deliver in large-scale demanding infrastructure projects.

Typically each contract is for the sale of a specific piece of machinery for use in a particular project (e.g., the Beijing-Shanghai high speed rail line). As such, there is no “renewal” or “non-renewal” of our contracts given the specific nature of each individual infrastructure project.  Our contracts do not include any provisions concerning a change of control or ownership.

We have signed sales and service contracts with blue chip, large state-owned enterprises in China with good credit, such as CRCC and CRG.  Our contracts are not conditioned upon the related funding by the PRC government or upon our customers’ receipt of payment by the PRC government. However, if our customers have not received funds from the government, they may delay payment to us due to their own working capital constraints.  To date we have not experienced significant problems due to bad debts. Recent shifts in Chinese government macro-economic policies following the global financial crisis have not led to the cancellation of any major projects in which we are involved, including other major high speed rail projects. As such, we do not expect any losses of such contracts. However, in some cases, delays have occurred in the implementation of the project plans, in releasing funds to the state-owned enterprises who are our customers.

Our sales contracts typically do not include detailed indemnification provisions, but they do generally contain a general clause stating that if one party cancels the contract, such party is liable under the law for breach of contract. If our products or services cannot meet the requirements specified in governing contracts, we will be responsible for rectification within a reasonable period of time. If a customer is still not satisfied after the rectification, the customer has the right to cancel the contract, and we are required to compensate the customer for any losses.  While our contracts do not permit our customers to terminate the agreement without penalty if their projects are not funded by the PRC government, our sales contracts typically do not specify how much money the breaching party shall pay, and, to date, no penalties have been assessed the few times customers have cancelled their contracts under such circumstances. We are not named as a subcontractor in our customers’ contracts with the PRC and local governments, nor does our deployment by our customers require such end customers’ approval.

Since the middle of 2010, we have also engaged in the leasing of equipment, though this remains a small part of our business. We have signed four leasing contracts with two leases starting in June 2010, one in January 2011 and one in May 2011.  We started to receive revenue in August 2010 for the two contracts which started in June 2010.  The two leasing customers in 2010 were CRCC Bureau’s 20 and 21, respectively. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably from one client to another. Equipment is typically leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of its customers. We believe that entry into the leasing business, as well as the expansion of its technical services business, will allow it to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

As of April 30, 2011, we had a dedicated marketing and sales team of 16 employees which proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We have begun to recruit sales agents outside China to promote our products in the United States and Europe. We have begun to recruit sales agents outside of China to promote our products in the United States and Europe.

Research and Development

We rely upon our innovative in-house R&D team for the introduction of new products. We also work closely with Beijing Jiaotong University, a well-respected academic institution with strong research and engineering capabilities in the fields of transportation engineering and construction in China.

We had 99 engineers and technicians as of April 30, 2011, and this high concentration of engineering and technical talent is needed to sustain our growth and execute our business strategy.

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

The engineering and manufacturing of heavy equipment is regulated by various agencies in China, and the relatively strict licensing standards help to limit new entrants into the industry.

Intellectual Property

All of our products are sold under the brands “北京万桥兴业” (“Beijing Wowjoint Bridge Industrial”), “Beijing Wowjoint” and “Wowjoint”, which are widely known in the industry in China. We have registered the www.wowjoint.com domain name.

Patents and Licenses

The following table sets forth our registered patents as of May 31, 2011:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Launching Gantry with Shorter Bridge	January 6, 2005	ZL 2005 2 0000044.0	Wowjoint	January 6, 2015

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Bi-Directional Driving Transporter	September 3, 2009	ZL 2009 20222388.4	Wowjoint	September 3, 2019

PRC	Cantilever Folding Slab mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	August 25, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Adjustable divided lifting device	November 20, 2009	ZL 200920258858.2	Wowjoint	November 20, 2019

PRC	Embracing device for fixing on pier	November 27, 2009	ZL 2009 20270273.2	Wowjoint	November 27, 2019

PRC	Multi-function special launching carrier for mountain Area	March 5, 2010	ZL 201020125764.0	Wowjoint	March 5, 2020

PRC	Movable supported launching carrier	March 5, 2010	ZL 201020125755.1	Wowjoint	March 5, 2020

PRC	Special Launching machine with seting platform	March 19, 2010	ZL 201020205815.0	Wowjoint	May 19, 2020

The following table sets forth Wowjoint’s patent applications as of May 23, 2011:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date

PRC	Bi-Directional Driving Transporter (Invention)	Invention	Sept. 3, 2009	200910092201.8	Wowjoint	Sept. 30, 2012

PRC	Adjustable divided lifting device	Invention	Nov.20, 2009	200910221555.8	Wowjoint	Dec. 10, 2012

PRC	Embracing device for fixing on pier	Invention	Nov.27, 2009	200910250127.8	Wowjoint	Dec. 27, 2012

PRC	Multi-function special launching carrier for mountain Area and its erection method	Invention	Mar.5, 2010	201010119279.7	Wowjoint	Mar. 5, 2013

PRC	Movable supported launching carrier and its erection method	Invention	Mar. 5, 2010	201010119289.0	Wowjoint	Mar. 5, 2013

PRC	Special Launching machine with seting platform and its erection method	Invention	May 19, 2010	201010185308.X	Wowjoint	May 19, 2013

PRC	Special launching carrier with movable platform and its erection method	Utility Model	Aug. 5, 2010	201020286817.7	Wowjoint	Aug. 5, 2011

PRC	Special launching carrier with movable platform and its erection method	Invention	Aug. 5, 2010	201010249633.8	Wowjoint	Aug. 5, 2013

PRC	Turning device for Launching Machine	Utility Model	Sept. 29, 2010	201020561809.9	Wowjoint	Sept. 29, 2011

USA	Bridge Deck Replacement Machine and the Method of Bridge Deck Replacement Using the Same		Apr. 30, 2010	12/771,370	Wowjoint	June 30, 2011

(1)
The patent applications relate to improvements on existing products either in appearance, structure or a combination of appearance and structure, to allow the product to be utilized more efficiently and effectively.

Regulation

Like other large-scale machinery and infrastructure design and construction companies in China, we are subject to extensive regulations and policies by governmental agencies such as the Ministry of Rail and the Ministry of Communications, and including national, provincial, and local authorities. Our operations are subject to numerous environmental, health and safety laws and regulations as well as quality control standards. These rules, regulations, policies and standards may be onerous and may require us to use substantial financial or other resources to meet their requirements. Failure to comply may result in substantial penalties or fines, suspensions of our licenses, failed evaluations of our machines, and termination of our contracts.

We are subject to extensive work safety laws and regulations, such as the PRC's "Labor Law," "Work Safety Law," "Building Construction Law" and "Manufacturing Safety, Accident, Reporting and Investigation Regulations," which require us to implement national or industrial standards prescribed for the purpose of ensuring work safety. Failure to comply with these rules may result in significant fines or penalties. We are also subject to extensive and increasingly stringent environmental protection laws and regulations by the Chinese government, including the PRC's "Environment Law" and its "Environmental and Pollution Prevention Law," as well as the rules and regulations of provincial and local government authorities. The national, provincial, or local government authorities may choose to shut down any facility that fails to comply with orders requiring such facility to correct any work safety, industrial, or environmental concerns.

For projects that are subcontracted to us, we are responsible to the general contractor for the quality of the work and jointly responsible with the general contractor for compliance with the standards promulgated by the Ministry of Rail. Failure to meet such standards may require us to take corrective action or subject us to administrative penalties, restrictions on future participation in projects, or criminal prosecution.

Occasionally we subcontract work out to various contractors, and such subcontractors are also required to adhere to relevant rules and regulations. In the event that they are not compliant, we may be liable for their violations.

 PRC regulations currently prohibit or restrict foreign ownership in certain industries. If we or any of our subsidiaries or affiliated entities are found to be in violation of any PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

■	revoke the business and operating licenses of PRC subsidiaries or affiliates;

■	confiscate relevant income and impose fines and other penalties;

■	discontinue or restrict PRC subsidiaries’ or affiliates’ operations;

■	require Wowjoint or PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

■	restrict or prohibit remittance of any profits or dividends abroad by Wowjoint's PRC subsidiaries or affiliates; or

■	impose conditions or requirements with which Wowjoint or PRC subsidiaries or affiliates may not be able to comply.

In addition to those listed above, the relevant PRC regulatory authorities may impose further penalties. Any of these penalties could have a material adverse effect on our operations.

We are subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Under PRC regulations, Renminbi may be converted into foreign currency for payments relating to “current account transactions” by complying with certain procedural requirements. “Current account transactions” include, among other things, dividend payments and payments for the import of goods and services, Our PRC subsidiaries may also retain foreign exchange in their respective current bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures and are subject to interpretations which may change over time. We thus cannot be certain how the regulations will be applied to its business currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in material adverse effects on our ability to conduct business.

PRC authorities may refuse to grant licenses to us. For companies that exceed the scope of their business licenses or permitted activities or that operate without a license, the relevant PRC authorities have the authority to impose fines or other penalties, sometimes as much as five to ten times the amount of the illegal revenues, and may require the disgorgement of profits or the revocation of the business license.

Pursuant to PRC laws and regulations, our breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating our business license or licenses and permits for heavy equipment and machinery, causing us to cease production of some or all of our products, and having a material adverse effect on our business and financial performance. For additional details regarding risks related to PRC regulations, see "Risk Factors – Risks Associated with Conducting Business in China."

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

We have obtained all the necessary permits and licenses necessary to conduct our current businesses, including our production, technical service and leasing businesses. As of December 31, 2010, we had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment, one license to maintain and repair heavy duty lifting and carrying equipment, and one license to alter heavy duty lifting and carrying equipment.

The business license for BXFI covers business consulting, technical advice and technical service. The business license for BWMC is for the production of hoisting and transport equipment, imports and exports of goods and technology, technological development and consulting, machinery and equipment rental services. The business license for BWXC is for engineering technology development, consulting service, equipment rental services and mechanical equipment wholesale. Each of these companies is operating within the scope of its respective business licenses.

Environmental and Other Regulations

We are subject to Chinese national and local environmental protection regulations which currently impose fees for the discharge of any waste substance, charge fines for pollution, and provide for the closure by the Chinese government of any facility that fails to comply with orders requiring it to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce waste water, gas, and solid waste materials during the course of our production. We believe that our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, Chinese national, provincial or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

C. Organizational structure

Wowjoint Corporate Structure

Wowjoint and our associated companies together form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, AGL is a Hong Kong incorporated company which became a wholly owned subsidiary of Wowjoint following the business combination, and BXFI is a China incorporated Wholly Foreign Owned Enterprise (“WFOE”). The scope of BXFI’s business license includes business consulting, technical and engineering advice and technical services. Beijing Wowjoint is a China incorporated domestic enterprise. Giant Nova Holdings Limited is a company with limited capitalization that conducts no business operations. The following diagram illustrates the current corporate structure and the places of incorporation of Wowjoint and our associated companies:

Wowjoint Holding Ltd.
(Cayman)
Authentic Genius Limited
(Hong Kong)
Giant Nova Holdings Limited
(BVI)
100%
Outside PRC
Inside PRC
Beijing Xin Fu Industry
Consulting Co., Ltd.
(WFOE)
100%
100%
Beijing Wowjoint Machinery
Co., Ltd.(PRC)
Beijing Wowjoint Xingyun Co.,
LTD.(PRC)

Most of our business operations are conducted through Beijing Wowjoint. Until recently, we did not have an equity interest in the business of Beijing Wowjoint, but rather our business was operated through contractual arrangements with Beijing Wowjoint, which were not as effective in providing operational control as direct ownership. On August 4, 2010, we announced that we had replaced the variable interest entity contractual arrangement discussed above between our PRC operating subsidiary, Beijing Wowjoint and our offshore holding company, BXFI with a direct equity ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.  Prior to the completion of the reorganization of our ownership structure, we did not have an equity interest in the business of Beijing Wowjoint and our business was operated through contractual arrangements with Beijing Wowjoint.  We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide and that our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure.

AGL has limited capitalization and no operations other than its holdings in BXFI, the sole shareholder of Beijing Wowjoint. Giant Nova Holdings Limited is a company with limited capitalization which formerly was a private company registered in the British Virgin Islands with no subsidiaries. It previously held the interests of the shareholders of Beijing Wowjoint Machinery Co. Ltd., with the majority of its ultimate shareholders being the shareholders and key management of Beijing Wowjoint Machinery Co. Ltd., though it served no business purpose prior to the acquisition. It was formed with the intention to help expand Wowjoint’s equipment sales in international markets, and we expect that it will engage in the sales and marketing of Wowjoint equipment in the near future. There were and are no contractual agreements or other arrangements between Giant Nova Holdings Limited and the shareholders of Beijing Wowjoint. In connection with the Share Purchase Agreement, the shareholders of Giant Nova and AGL received 5,691,450 shares and 8,550 shares, respectively. Following the Acquisition, Giant Nova’s shareholders held a majority of the outstanding shares of the combined company.  All of the beneficial shareholders of Beijing Wowjoint Machinery Co. Ltd. noted in the chart below are also the ultimate beneficial shareholders of Giant Nova.

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

Investors in Beijing Wowjoint consist of our Chairman and chief executive officer, Yabin Liu (37.8%); our chief technical officer and director, Fude Zhang (33.6%); Huijing Liu, the son of our former senior vice president of logistics and administration, Yasheng Liu, recently deceased (8.2%); our senior vice president of marketing and sales, Liguo Liu (4.1%); Anning Li (0.7%); Pingyi Wang (0.7%); Ting Ding (9.0%); and Beijing Wan Qiao Mechanical and Electrical Equipment Co., owned by non-executive management members of the company (6.0%).

D. Property, plants and equipment

Our executive offices are located at Wowjoint Holdings Limited, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing 100088. We currently occupy facilities with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China, is where design, engineering and manufacturing activities take place. Our marketing and sales teams are housed in another building in the west district of Beijing, China. Of the total space, we own one facility with 143,517 square feet and lease all of our remaining space.  We hold the appropriate land use rights for all of our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F. This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this Annual Report are based on information available to us on the date hereof, and we assume no obligation to update any such forward — looking statements. Actual results could differ materially from those projected in the forward — looking statements.

Overview

Wowjoint Holdings Limited, or Wowjoint, is a holding company whose primary business operations are conducted through Beijing Wowjoint Machinery Co. Ltd. (“BWMC”). Wowjoint, a Cayman Islands limited life company, was organized on December 12, 2007, as a blank check company under the name China Fundamental Acquisition Corporation for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in the People’s Republic of China, or PRC. To avoid being required to liquidate, as provided in its charter, CFAC needed to consummate a business combination by May 21, 2010.

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

We believe that we are one of the leading solution providers in the construction of transportation infrastructure, specializing in the design, engineering and manufacturing of customized lifting and carrying equipment for the construction of railway, highway, subway and ports. Its diverse products are manufactured with proprietary designs and are marketed under the brand name of “Wowjoint”. Since its inception in March 2004, we have experienced significant growth. However, revenues for the year ended December 31, 2010 were $24.1 million as compared to $29.1 million for the year ended December 31, 2009, down 17%. The decline in revenue is primarily attributable to a shift by China in its fiscal policies resulting in curtailment in government spending on large infrastructure projects. For the year ending December 31, 2010, we reported a net income of $0.4 million compared to net income of $0.6 million for the year ended December 31, 2009, due to the lower revenues and higher costs associated with being a larger and public company.

We believe that we have maintained a strong market share in China with leading market positions in its four main product lines in the past three years. Its product mix includes launching gantries, tyre trolleys, special carriers and integrated launching carriers collectively representing 77.9% of its total net revenue for the fiscal year ended December 31, 2010. The market demand for these products has been growing in China due to rapid development of railway networks in China. Major routes will include Shanghai-Kunming, Datong-Xian, and Lanzhou-Xinjiang. We see strong demand for its patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous regions. The integrated launching carrier offers the combined functions of the launching gantry, trye trolley and special carrier with the additional ability to go through tunnels while carrying precast concrete road segments. We believe the upcoming railway construction already planned in China’s mountainous southwest and northwest regions, which is due to be completed by 2020 at the latest will create a strong demand for our integrated launching carrier, which we believe is well suited for such projects as it is specially designed for more mountainous and forested terrain of southwest China, and provides substantial cost savings versus purchasing a launcher, trolley, and carrier separately.

Our strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways and ports, while expanding its sales internationally. Since the middle of 2010, we have also engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

The fiscal year ended August 31, 2009 was a turbulent year with the financial crisis in the middle of the fiscal year drastically changing the landscape of the global economy. While economic activity continued to slow down in advanced economies during the first half of the fiscal year, China's economy continued to grow at a fairly robust rate, due in part to the strong fiscal stimulus program, of which a significant portion was directed towards public infrastructure, and in particular, rail infrastructure. According to the National Bureau of Statistics, the stimulus package was $586 billion, of which 45%, or over $250 billion, was directed towards infrastructure. In the first half of the year increases in government spending were most apparent. As a result, our business grew in fiscal 2009, despite that China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country's economy, including infrastructure investment, which resulted in the slowing down of spending on a number of major infrastructure projects. This negatively impacted our financial results for the four months ending December 31, 2009 as well as our results for the six months ending June 30, 2010.

Our projects include special carriers and other large infrastructure equipment with typical production cycles of about six to eight months. We sell to blue chip state-owned enterprise customers in China with whom we have maintained long-standing relationships. Therefore, we sometimes deliver equipment without receiving corresponding progress payments. At times our customers experience short term working capital constraints due to delays in payments from the Chinese government. As a result they in turn may also delay payments to us.

International sales continue to improve for Wowjoint, as we signed international equipment contracts in 2010 with a total contract value of $3.5 million. We will continue to focus on select international markets, including the United States, in order to diversify our customer base, which primarily consists of the domestic Chinese market.

We have also made substantial progress in entering new vertical markets. In February 2011, Wowjoint announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists, for which we began production in March 2011. We expect to deliver the first marine hoist by the end of the summer of 2011, and the second by the end of 2011. The total contract value is $1 million, and we received advance payment of $50,000 from Sunbird in March 2011. We expect to receive $425,000 after delivery of the first machine and $475,000 after delivery of the second machine by year end. The remaining 5% of contract value relates to warranty payments, which will be paid to us one year after delivery of the machines. As of May 31, 2011, $70,000 in costs has been incurred. The total cost for the two marine hoists is projected to be $720,000 and $360,000. Based on the percentage of completion method, we expect to recognize revenue for the first machine in the first, second and third quarters of 2011, and to recognize revenue for the second machine in the third and fourth quarters of 2011 and the first quarter of 2012.

In March 2011, Wowjoint also announced a contract with Green Holdings Ltd. to provide a 100 ton wind tower hoist. We began production in April 2011, and the equipment was delivered in June as scheduled. The total contract value is $460,000. We received an advance payment of US$138,000 (30% of the contract value) in March 2011, and 60% of the contract is expected to be paid by the end of the summer of 2011, after inspection and acceptance by the customer. The remaining 10% is scheduled to be paid to us as warranty payment one year after customer acceptance. The anticipated total cost is $350,000, and as of May 31, 2011, $110,000 in costs had been incurred. Based on the percentage of completion method, we expect to recognize revenue for the machine in the second and third quarters of 2011.

Fulfilling these contracts with Sunbird Yacht Company and Green Holdings Ltd. is not expected to significantly impact our liquidity and capital resources. To partially offset some of the risks associated with our fixed price contracts, we are looking to enter into service contracts to provide additional services to our clients, which they are increasingly demanding.

We are also continuing  our efforts to increase sales of new equipment, realize sales at higher prices and reinforce our product support operations. As increased commodity prices pushed up the prices of materials used to produce our products, such as steel materials and other purchased parts, we are working to absorb such increased costs by slightly increasing the sale prices of our products.

In addition, our international sales continue to improve, and we signed US$3.5 million worth of international equipment contracts in 2010. We will continue to focus on select international markets, including the United States. We believe that by expanding international sales, we will be able to help diversify our sales which currently rely predominantly on our contracts from the domestic Chinese market. We have also made substantial progress in entering new vertical markets. In February 2011, we announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists. In March 2011, we also announced a contract with Green Holdings Ltd. to provide a 100 ton wind tower hoist. To partially offset some of the risks associated with the amount of revenues derived from our fixed price contracts, we are also looking to enter into service contracts to provide additional services to our clients, which they are increasingly demanding.

To partially offset some of the risks associated with the amount of revenues derived from our fixed price contracts, we are also looking to enter into service contracts to provide additional services to our clients, which they are increasingly demanding. In addition, we are actively seeking to expand in international markets to help offset any fluctuations in domestic Chinese market activities.

Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. Chinese economic growth had slowed in 2010 as the impact of the previous summer's stimulus policies had started to fade, and as the PRC government has adopted measures designed to keep China's economy from overheating. In 2010, we experienced the wind-down of the prior five year plan followed by a sharp rebound in demand as the Chinese government increase spending on new large scale infrastructure projects towards the latter half of the year. As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The recently implemented five year plan includes a significant allocation of government dollars for large infrastructure projects which we anticipate will drive demand for our products and services through the balance of 2011.As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy. Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting our results of operations.

Principal materials and components that we use in our various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, and a variety of other commodities and fabricated or manufactured items. Extreme movements in the cost and availability of these materials and components may affect its financial performance. We have been able to successfully reduce input costs for many of its materials, although it remains concerned by the potential for steel prices to rise. With the move of the major mining companies to reprice ore on a quarterly basis rather than annually, this will make steel purchasing more volatile. At this point, it is difficult to predict the impact that such pricing actions may have on its business.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiary, BXFI and variable interest entity (“VIE”), Beijing Wowjoint, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

In mid-2010, the ownership of Beijing Wowjoint Machinery Co., Ltd. was transferred to BXFI. After the transfer was completed, we directly owned 100% of BWMC, our operating entity.

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

Consolidated Income Statements

In May 2010 the Company changed its fiscal year-end from August 31st to December 31st.

The following table sets forth our financial results for the years ended August 31, 2009 and 2008, the first six months of our newly established fiscal year and the four months ended December 31, 2009.

	Year Ended December 2010		Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2010	2009	2009	2008	2009	2008
Sales	24,062	29,110	1,696	17,208	44,622	36,233
Cost of goods sold	18,085	25,174	6,165	12,290	31,299	30,178
Gross Profit	5,977	3,936	(4,469)	4,918	13,323	6,055
General and administrative expenses	4,177	2,899	1,386	654	2,168	1,551
Selling expenses	1,163	572	366	54	258	145
Other (gain) expenses	(82)	83	56	82	274	48
(Loss)/Income before income taxes	719	382	(6,277)	4,128	10,623	4,311
Income taxes (benefits)	307	(412)	(942)	310	839	372
Net (loss) income	412	794	(5,336)	3,819	9,784	3,939

Description of Selected Income Statement Items

Sales.   We generate revenue from the sales of customized heavy duty machines, including launching gantries, special carriers, tyre trolleys, integrated launching carriers, marine hoists, and other special purpose equipment, as well as from technical services provided for the modification and maintenance of these machines. Over the past three years, single quarters have sometimes accounted for a large percentage of our total annual revenues, reflecting the lumpiness of the construction equipment business, where order are typically large and require a long lead time for delivery.  Most of the time our customers do not give large projects (such as Beijing to Shanghai railway project) to just one equipment supplier. Therefore, we can only bid for a portion of the projects.

Cost of goods sold.  Cost of goods sold consists of costs directly attributable to the manufacture of machines, including expenditures for steel, electric control systems and hydraulic systems, with the latter including costs associated with hydraulics, cylinders, and engines, as well as salaries for labor engaged in production activities, electricity, depreciation, and related expenses. Costs directly attributable to technical services include parts and components purchased for the modification or maintenance of machines and salaries for labor engaged in providing such services.

General and administrative expenses. General and administrative expenses mainly include employee benefits, other administrative expenses, such as those for planning and financial and human resources, rent, office equipment depreciation, research and development and allowances for doubtful accounts.  We expect general and administrative expenses to continue to increase.  We will incur additional expenses related to the costs of compliance associated with being a public company, including audit fees, legal fees and investor relations expenses.

Selling expenses.  Selling expenses are mainly comprised of payroll costs, employee performance incentives, travel/entertainment and other benefits associated with sales.

Other expenses.  Other expenses consist of interest on bank loans, banking expenses, foreign currency exchange loss on export sales and other expenses that are incurred and are not directly related to our business operation.

Income taxes. Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. We our qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal 2009 and 2008. This rate ended on December 31, 2009. Starting January 1, 2010, we are subject to a tax rate of 15% for three calendar years until December 31, 2012.

Factors Affecting Beijing Wowjoint’s Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC’s economic growth

We have benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC.  During the fiscal years ended August 31, 2009 and 2008, we derived 97.5% and 95.7% of its revenue from domestic sales in the PRC.  According to the National Bureau of Statistics of China, the PRC economy grew at a compound annual growth rate of approximately 12.1% from 1997 to 2007.  We anticipate that the demand for its equipment in China will continue to increase as the Chinese government carries out its economic stimulus packages and the National Highway Plan. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances. For example, China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, China’s economy grew at a slower 10.3% rate in the second quarter of 2010, down from the previous three months. Although we did not lose any customers during this period, we suffered a contraction of our business due to these temporary shifts in China’s macroeconomic policies. The nature of our business inherently means that our results will be “lumpy” and we will have certain quarters where our revenues and income are high and other quarters where revenues and income are low.

Competitive pricing of Beijing Wowjoint’s products

We have been able to increase our gross profit margin through competitive pricing of its products and effective cost management. To increase sales volumes, our pricing policy is to offer competitive pricing with relatively lower gross profit margin on certain product lines, if those product lines have higher competition and lower technical innovation. We may also price our newly introduced products competitively in their first year of introduction in order to promote the market awareness of such products. In order to maintain price competitiveness and sales volumes, we review our pricing strategy regularly to make adjustments based on various factors, including the market response, the expected product margin, the prices of its competitors’ products and the expected demand from customers.

Customer base consisting predominantly of large state-owned enterprises

Our customer base consists predominantly of large entities, many of whom are state-owned enterprises.  Due to our need to maintain ongoing relationships with these large customers and their strong bargaining power, these companies may not settle the outstanding receivable balances on a timely basis even after we have fulfilled all of our performance milestones, including customer acceptance and inspections.  For large projects, this could result in delays in payment of a few months to as much as several years.

Relationship with quality outsource contract manufacturers

In 2009, we outsourced approximately 27.6% of our machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 28.0% of amount of cost of goods sold to contract manufacturers in 2008.  We were able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated with Our Business and Industry.”

Effective cost management

The major raw materials used in the manufacturing of our products are steel, electric control systems and hydraulic systems, such as hydraulics, cylinders and engines.  To meet its production requirements and maintain a reasonable profit margin, we must obtain sufficient quantities of good quality materials from our suppliers in a timely manner and at commercially reasonable prices.  We believe that we will be able to offset a portion of any such increased costs through improvement in our production efficiency and improved economies of scale. Historically, we gave been successful in reducing the cost of raw materials as a percentage of the cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. We use a cost-plus pricing policy to determine the sales prices of our products. We have a formal job cost accounting system in place which allocates costs to different projects through this system. During semi-monthly meetings, a management team evaluates the progress of each project by reviewing the revenues and costs incurred. At times, the management team approves costs over budget or contract values for certain projects based on strategic and other considerations.

Level of income tax and preferential tax treatment

Our profit is affected by the income tax that it pays and any preferential tax treatment that it is able to receive.  Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies which pay a reduced rate of 15%. We are qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal year 2008 and 2009. This rate ended on December 31, 2009. Starting January 1, 2010, we became subject to a tax rate of 15% for three calendar years until December 31, 2012.

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

Entry into leasing business

Since the middle of 2010, we have engaged in the leasing of equipment, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRG. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provides technical service, maintenance, operating, and other ancillary agreements or services, and we sometimes operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of its technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

On the other hand, lease payments are normally monthly throughout the leasing duration rather than upfront payments. At this moment, leasing is still a very small part of our business and it has not impacted our liquidity materially. If we grow our leasing business too quickly relative to our traditional equipment sale business, it may affect our liquidity adversely. Our leasing business will be carefully managed in accordance with our liquidity situation, as we may be expected to up-front the cost in manufacturing the equipment intended for lease.

For the second half of 2010 and in the future, we will recognize revenues from our leasing contracts as the fulfillment of our obligations under the lease term occurs. Our limited entry into leasing is not expected to have any significant effect on our business, including sales of our equipment. The lease arrangements do not contain any specific termination or indemnification provisions, except that in some cases, there is general language providing that if a client does not pay, or if a delay or shutdown is caused by the customer, liquidated damages must be paid to us. If we are responsible for a delay in the project, we may be forced to pay liquidated damages.

Recent Developments

The fiscal year ended August 31, 2009 was a turbulent year with the financial crisis in the middle of the fiscal year drastically changing the landscape of the global economy. While economic activity continued to slow down in advanced economies during the first half of the fiscal year, China's economy continued to grow at a fairly robust rate, due in part to the strong fiscal stimulus program, of which a significant portion was directed towards public infrastructure, and in particular, rail infrastructure. According to the National Bureau of Statistics, the stimulus package was $586 billion, of which 45%, or over $250 billion, was directed towards infrastructure, particularly in the first half of the year when increases in government spending were most apparent, resulting in more favorable terms. However, China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country's economy, including infrastructure investment, which resulted in the slowing down of spending on a number of major infrastructure projects.

As a result of the challenging conditions during that period, our backlog was substantially depleted, with an estimated value at December 31, 2009 of $2.5 million, although we were actively bidding on multiple contracts. No funding of the existing infrastructure structure projects in which we were involved was cancelled, deobligated or terminated by the Chinese government. Nor did the Chinese government announce the cancellation of any construction plans. We believe that all plans were simply delayed as the government shifted its funds towards slowing down the economy. Since the easing of the tightening in 2010, we have gradually rebuilt our backlog, and last announced backlog was over $25 million as of March 24, 2011, and $29 million as of May 19, 2011, almost all of which is on track and which we expect to recognize as revenues over the balance of 2011. Our backlog refers to contracts which have been signed and for which revenue has not been recognized, apart from a general clause that if one party cancels the contract, it means such party has breached the contract and shall bear legal responsibility of breaching a contract. However, such backlog is not firm or funded, and is cancelable, and we typically have limited rights in the event of cancellation by our customers. Our management views backlog as one of many indicators of the performance of our business. Because many variables can cause changes in backlog, and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

Results for the fourth quarter of 2010 improved significantly compared to the first nine months of 2010 due to revenue recognition of several large projects. For example, contracts with China Railway Erju Co., Ltd., CCCC First Harbor Engineering Company Ltd, China Railway 6th Bureau and China Railway 16th Bureau contributed $3.4 million, $1.7 million, $0.7 million and $0.6 million, respectively, in revenue in the fourth quarter of 2010. In addition, we signed several Korean contracts, for which we began production in October 2010, which contributed $1.8 million in revenue in the fourth quarter of 2010. The remaining $3.0 million in revenue was spread among 20 different contracts.

In the fourth quarter of 2010 service activities accounted for approximately 18% of total revenue. This segment provides a more stable source of cash flows compared to machinery sales. During that quarter the gross margin for service activities was 49% higher than that of machinery sales, which was 22%, and this segment was the primary contributor to the gross margin increase in the fourth quarter compared to the first nine months of 2010.

In general, we saw an improvement in business trends in the latter half of 2010 compared to the first half, as evidenced by recent contract announcements and growth in our backlog. However, given the nature of our business, our revenues and income will vary considerably from quarter to quarter. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of its macroeconomic policy. Any decrease or delay in government funding of railway construction and maintenance or other infrastructure projects or overall government spending could cause the number of contracts up for bid to fall, the traditional upfront payments of 20% - 40% to be lowered or payment terms to be stretched, any of which would adversely affect our results of operations.

On May 19, 2011, we announced our preliminary financial results for the first quarter ended March 31, 2011.

Revenues for the our first quarter ended March 31, 2011 increased 282% to $6.6 million as compared to $1.7 million in the first quarter of 2010. Technical service sales increased by 675% from the first quarter of 2010 to $0.6 million. These services, as well as lease revenue, continue to be a focus for us as they provide a more stable source of cash flows and a higher margin compared to machinery sales. International based revenues accounted for approximately 25% of total sales, a substantial increase from 3% of total sales in the same period 2010.

Gross profit increased to $1.4 million for the quarter from $0.2 million for the quarter ended one year ago. Gross margins increased 5 basis points to 21.3% in the first quarter 2011 compared to 16.3% in the same period in 2010. Operating income increased to $0.3 for the first quarter 2011 compared to a loss for the first quarter 2010. Net income for the first quarter 2011 was $0.3 million, or $0.04 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $0.5 million in same period 2010.

Cost of sales for the three months ended March 31, 2011 was approximately $5.2 million as compared to $1.5 million for the three months ended March 31, 2010. The higher cost of sales in first quarter 2011 was due to higher sales volume. Operating expenses for the three months ended March 31, 2011 were approximately $1.0 million compared to $0.8 million for the same period in 2010. The first quarter 2011 reflects a focused reduction in expenses from our average operating costs, showing only a slight increase from the previous year despite incurring the expenses of being a public company. Selling expenses for the three months ended March 31, 2011 totaled $0.2 million compared to $0.07 million in the same period of 2010, due to an increase in sales force and larger sales for the period.

We achieved significant progress diversifying our revenue streams in the first quarter 2011, with new leasing and service contracts announced and expansion into different vertical markets. During the quarter, we announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists. This is a new product for us and the exposure to a market that is growing rapidly in China. We also signed a contract with Tongliao Green, a wind power company, to provide a wind tower hoist which is also a new product for us. We are pursuing other vertical markets such as highway and bridge maintenance, subway systems and other clean tech power plants. These vertical markets will utilize our core competency of specialized engineering of large equipment.

We continue to expand our sales, having signed $20 million in new contracts since the beginning of 2011. These contracts demonstrate our continued focus on diversifying our revenue stream, with 50% of the contracts being lease and service contracts.

Cash and cash equivalents totaled $3.0 million at March 31, 2011, as compared to $2.2 million at December 31, 2010. Accounts receivable were $16.8 million at March 31, 2011 as compared to $17.9 million at December 31, 2010.  The majority of the receivables are from large blue chip companies in China; therefore we believe that collection of the receivables is relatively secure. Inventories amounted to $8.6 million, which increased due to additional materials that were purchased for production of equipment and were in-line with the sales increase.

Working capital was $16 million on March 31, 2011. We had total stockholders' equity of $20.7 million, with total assets of $46.4 million versus total liabilities of $25.6 million on March 31, 2011.

Analysis of Results from Operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Sales.  Sales decreased by US$5.0 million, or 17.3%, to US$24.1 million in the year ended December 31, 2010, from US$29.1 for the year ended December 31, 2009, as a result of a 30.7% (US$8.0 million) decrease in machinery sales, which was partially offset by a 78.5% (US$2.3 million) increase in technical service sales, as well as the start of our leasing business, which generated revenues of US$0.7 million.

Cost of goods sold.  Cost of goods sold decreased by US$7.1 million, or 28.2%, to US$18.1 million in the year ended December 31, 2010 from US$25.2 million in the year ended December 31, 2009.  The decrease in cost of goods sold was mainly due to a decrease in the machinery sales, as well as an increase in higher margin technical services sales.  Costs of goods sold as a percentage of revenue decreased to 75.2% in 2010 from 86.5% in 2009 due mainly to higher technical services sales and an overall higher margin product mix.

Gross margin.  As a percentage of total sales, the overall gross margin was 24.8% for the year ended December 31, 2010, compared to 13.5% for the same period the previous year, a net increase of 51.9%.  The increase in gross margin was primarily due to the sale of a higher margin product mix, increased sales in technical service, and disciplined cost control.

General and administrative expenses.  General and administrative expenses amounted to approximately US$4.2 million for the year ended December 31, 2010, an increase of approximately US$1.3 million, or 44.1% compared to approximately US$2.9 million the previous year.  This increase was the result of higher costs associated with being a public company as well as improvements to our internal systems.

Selling expenses.  In the year ended December 31, 2010, selling expenses were approximately US$1.2 million, an increase of US$0.6 million, or 103.3%, from US$0.6 million the year before.  The increase was due to the hiring of additional sales persons and increased marketing related expenses.

Income before income taxes.  As a result of the foregoing factors, income before taxation increased by US$0.3 million, or 81.3%, to US$0.7 million in the year ended December 31, 2010, compared with US$0.4 million for 2009.

Income taxes.  Income tax was approximately US$0.3 million in 2010 compared with an income tax benefit of US$0.4 million for 2009.

Net income.  Net income decreased US$0.4 million, or 51.4%, to US$0.4 million in 2010 from US$0.8 million in 2009, as a result of the various factors described above.  The net income margins were 1.6% and 2.7% for the fiscal year ended December 31, 2010 and 2009, respectively.  After unrealized foreign currency translation adjustment, net income would have been $0.4 million and $0.6 million for the fiscal year ended December 31, 2010 and 2009, respectively.

Comparison of the four months ended December 31, 2009 and 2008

Sales.  Sales decreased by $15.5 million, or 90.1%, to $1.7 million in the four months ended December 31, 2009 from $17.2 million in the comparable period ended December 31, 2008.  The sharp decline in our sales during this period was due to the lack of new sales orders to replenish our depleted contract backlog, which as of December 31, 2009, consisted primarily of service contracts totaling $2.5 million.

 There was a noticeable shift in macroeconomic policy by the Chinese government in the last four months of 2009 whereby government agencies greatly reduced their spending on infrastructure.  This is in sharp contrast to the spending in the previous period, where the Chinese government was in an expansive mode to counter the impact of the global financial crisis.

The Chinese government uses the release of funds for its infrastructure projects as part of its macroeconomic and fiscal policy and to provide an economic stimulus, and the release of funds for projects may increase if the economic conditions weaken and vice versa. As our customers are primarily Chinese state owned enterprises, they have limited recourse or ability to recover when promised funds are withheld by the Chinese government. The shift in Chinese government macroeconomic policies following the global financial crisis did not lead to the cancellation of any major projects in which we were involved, including major high speed rail projects. However, in some cases delays occurred in the implementation of project plans and in releasing funds by the Chinese government to the state-owned enterprises who are our customers, and this, in turn, led to a delay in funding or payment in receivables by our customers to us, negatively impacting our results in the four months ended December 31, 2009.

Cost of goods sold.  Costs of goods sold decreased by 50.2% to $6.2 million in the four months ended December 31, 2009 on declining sales, compared to $12.3 million for the four months ended December 31, 2008.  Costs in the four months ended December 31, 2009 consisted of production costs associated with orders, such as the costs of direct raw materials, direct labor, and other overhead expenses.  The cost of goods sold was greater than revenues in the four month transition period ending December 31, 2009, due in part to the cancellation of a $4.3 million contract.  During this period we produced two new prototype products in connection with our efforts to expand into the bridge and maintenance and shipyard business, respectively.  These two new products have been given to customers for trial, so we have received little revenue from these products.

Gross margins.  For the four month period ended December 31, 2009, we reported gross margins of (263.5%) compared to gross margins of 28.6% in 2008.  Key reasons for the negative gross margins include a sharp decline in Chinese government spending on rail infrastructure, additional production costs associated with anticipated customer orders and cost overruns on certain projects.

General and administrative expenses.  General and administrative expenses amounted to approximately $1.4 million for the four months ended December 31, 2009, an increase of $0.7 million or 111.9% as compared to $0.7 million for the four months ended December 31, 2008 due to additional staff hires as well as bad-debt write-offs.

Selling expenses.  Selling expenses for the four months ended December 31, 2009 increased to $0.4 million from $0.1 million for the four month ended December 31, 2008, or 577.8% due to additional costs related to the pursuit of new business opportunities, in particular overseas opportunities such as those in the U.S. or Korea.

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

Comparison of Fiscal Years Ended August 31, 2009 and 2008

Sales. Sales increased by US$8.4 million, or 23.2%, to US$44.6 million in the year ended August 31, 2009, from US$36.2 million in the year ended August 31, 2008, as a result of a 17.2% (US$6.2 million) increase in machinery sales and a 607.5% (US$2.2 million) increase in technical services. The significant increase in technical services was primarily due to the increased demand by our customers for technical services to the equipment previously sold by us for new applications. However, as result of a slowdown in the central government’s spending and release of funds, our backlog as of August 31, 2009 decreased to $6.9 million, as compared to $19.3 million as of August 31, 2008.

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

Our main production materials are steel, electric control systems, cylinder and hydraulic systems and electronic devices.

Gross margin.  As a percentage of total sales, the overall gross margin was 29.9% for the year ended August 31, 2009, compared to 16.7% for the same period the previous year, a net increase of 78.7%. The increase in gross margin was primarily due to increased sales in technical service, sales of high-margin products and more efficient cost control. We successfully improved the gross margin on launching gantries, tyre trolleys and special carriers, by 18.4%, 7.7% and 15.5%, respectively, to 31.5%, 35.5% and 32.1% in fiscal 2009. We also achieved more sales of technical services as a percentage of revenue.

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

Income taxes.  Income tax was approximately US$0.84 million in fiscal 2009 compared with US$0.37 million for fiscal 2008.  We had a tax rate of 7.5% for both 2009 and 2008.

Net income. Net income increased US$5.8 million, or 148.4%, to US$9.8 million in fiscal year 2009 from US$3.9 million in fiscal year 2008, as a result of the various factors described above. The net income margins were 21.9% and 10.9% for the fiscal year ended August 31, 2009 and 2008, respectively.

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the periods indicated:

	Years Ended December 31,		Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2010	2009	2009	2008	2009	2008
Net cash provided by (used in) operating activities	(3,898)	65	(1,224)	(522)	763	1,905
Net cash used in investing activities	(1,779)	(158)	(50)	(239)	(347)	(2,138)
Net cash provided by (used in ) financing activities	6,934	(246)	19	260	(5)	537
Net cash flow	1,493	(281)	(1,220)	482	457	1,242
Cash and cash equivalents at beginning of period	675	956	1,895	1,438	1,438	197
Cash and cash equivalents at end of period	2,168	675	675	956	1,895	1,438

Years ended December 31, 2010 and 2009

Net cash provided by operating activities.  Our net cash outflow as a result of operating activities totaled US$3.9 million for the year ended December 31, 2010, compared to positive cash flow of US$64,907 for the year ended December 31, 2009.  The decrease was primary due to increases in receivables, advances to suppliers, and inventories totaling cash outflows of US$8.9 million, which were partially offset by increases to accounts payables by US$3.1 million.

Net cash used in investing activities.  Our net cash used in investing activities was US$1.7 million for the year ended December 31, 2010, compared to US$0.2 million used in investing activities for the prior year.  The cash used in investing activities in 2010 was primarily for construction in progress and new equipment.

Net cash provided by financing activities.  Cash flows from financing activities amounted to US$6.9 million for the year ended December 31, 2010, compared to a cash outflow of US$0.2 million for the year ended December 31, 2009.  Cash flow generated by financing activities consisted primarily of the cash raised as a result of the merger and listing of the Company.

Four months ended December 31, 2009 and 2008

Net cash provided by operating activities. Our net cash flow provided by operating activities totaled US$(1.2) million for the four months ended December 31, 2009, a decrease of US$(0.7) million compared to US$(0.5) million for the four months ended December 31, 2008. The decrease was primarily due to losses as well as the decrease of deferred taxes, which was partially offset by a decrease in accounts receivables as compared to the previous period and an increase in other working capital inflows as receivables and advances were collected.

Net cash used by investing activities. Our net cash used in investing activities totaled US$(0.0) million for the four months ended December 31, 2009, compared to US$(0.2) million for the four months ended December 31, 2008. The cash was used to purchase additional property, plant and equipment.

Net cash provided by financing activities. Our net cash provided by financing activities amounted to US$0.0 million and US$0.3 million for the four months ended December 31, 2009, and the four months ended December 31, 2008 respectively. Cash flow generated by financing activities consisted primarily of short-term loans and related party transactions.

We have financed its liquidity by operating cash flow and a small amount of short-term bank loans.

Fiscal Years Ended August 31, 2009 and 2008

Net cash provided by operating activities. Our net cash flow provided by operating activities totaled US$0.76 million for the fiscal year ended August 31, 2009, a decrease of US$1.1 million compared to US$1.9 million for the fiscal year ended August 31, 2008. The decrease was primary due to (i) a decrease of US$10.6 million in billings in excess of costs and estimated earnings, as a result of the progress of uncompleted contracts. (ii) a decrease of US$5.1 million in advance from customers offset by a decrease of US$7.5 million in advances to suppliers, and (iii) a decrease of US$2.1 million in inventories.

Net cash used in investing activities. Our net cash used in investing activities was US$0.35 million for the year ended August 31, 2009, compared to US$2.1 million used in investing activities for the prior year. The cash used in investing activities in 2009 for the purchase of equipment was US$0.35 million compared to US$1.1 million used to purchase property, plant and equipment in the prior year.

Net cash provided by financing activities. Cash flows from financing activities amounted to US$0.005 million and US$0.53 million for the years ended August 31, 2009 and 2008, respectively. Cash flow generated by financing activities consists of proceeds from bank loans, restricted cash, due to and from related parties. We received US$0.73 million in proceeds from bank loans in 2009 compared to US$0.98 million from bank loans in 2008.

LIQUIDITY AND CAPITAL RESOURCES

To date, our principal source of liquidity has been cash generated from our operating activities relating to the sale of customized infrastructure equipment and machinery.

While the payment term of each sales contract is negotiable, in typical contracts, approximately:

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

Liquidity

As of December 31, 2010, we had total assets of US$37.6 million, of which cash amounted to US$2.2 million, accounts receivable amounted to US$17.9 million, other receivables amounted to US$0.7 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $2.7 million.  While working capital was approximately $15.1 million, equity amounted to $20.4 million.  The current ratio was approximately 1.88:1.

We maintain in total RMB50 million (approximately $7.5 million) rolling credit facilities, of which RMB40 million ($6 million) were granted by the Industrial and Commercial Bank of China Limited and RMB10 million ($1.5 million) were granted by China Development Bank, respectively. Under the credit facilities, we:

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

We are in compliance with all restrictive covenants and financial ratios under the credit agreement. As of December 31, 2010, approximately $5.7 million was outstanding under the credit facility, leaving $1.8 million available. Of the $5.7 million available under the credit facility as at December 31, 2010, only $1.5 million was drawn for short term loans. The remaining $4.2 million available under the credit facility with the bank allows the company to bid on projects and is not reflected on the balance sheet.

Source of Funds and Liquidity Management

Our principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Our short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans. As of December 31, 2010, we maintained a credit line of RMB50.0 million ($7.5 million) with Industrial and Commercial Bank of China Limited and China Development Bank to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

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

As a result of merger, we have a net cash position of $2.17 million as of December 31, 2010 and our working capital rose from $9.8 million on December 31, 2009 to $15.1 million as of December 31, 2010,

Most of the time our customers do not give large projects (such as the from Beijing to Shanghai railway project) to just one equipment supplier. Therefore, we can only bid for a portion of the projects. When we finish our part of the work, our customers usually do not inspect and accept our work immediately.  Rather, they do so after all the other contractors have finished their respective portions for an entire phase of the project. For large projects, this could result in substantial delays in payment of a few months to as much as a year or more.

Our standard practice is to charge our customers 30% of the contract amount upfront and collect the balance according to a schedule based on the progress of a project. However, many of our customers are state-owned enterprises and may be slow to make payments. For large state-owned enterprises with good credit history, we usually agree to grant longer grace periods than usual, which may increase the aging of our accounts receivables.

A portion of our accounts receivables is aged over the terms of our contracts, which is not uncommon in the Chinese construction market currently given the bargaining power of very large customers, most of whom are state owned enterprises, who do not settle the outstanding receivable balances on a timely basis, even after we have fulfilled all performance milestones, including customer acceptance and inspections.

Because we have limited bargaining leverage with our large state-owned enterprise customers in China, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues.  Due to our need to maintain an ongoing relationship with these major customers, it may be difficult for us to obtain a significant improvement in their payment patterns. For large projects, this could result in delays in payment of a few months to as much as several years.

As a result of the size of many of our contracts, delayed payments by our customers may adversely affect our working capital, which could in turn negatively affect our ability to fund our operations out of our operating cash flow. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen. Although no customer whose payments were delayed has gone out of business or failed to pay us ultimately, there is no assurance that this will be the case in the future. During the first five months of 2011, we collected $7.6 million from our customers, most representing receivables aged above one year.

VAT is accrued when related revenue is recognized under US GAAP based upon percentage of completion method.  However, based upon market convention and tax practice in China, the company is required to pay VAT to the tax bureau after it issues invoices to its customers.  We usually issue invoices to our customers when we receive money from them, which means that we will have sufficient cash to pay VAT.

Going forward, we anticipate that our additional annual cash needs resulting from being a public company will exceed US$1 million per year resulting from the hiring of additional accounting and financial staff; higher insurance and legal costs; the adoption of improved corporate governance procedures; and the upgrade of our information systems. Over the next two years, in order to achieve our business strategies, we also plan to make investments of approximately RMB20 million ($2.9 million) to purchase land and construct a new plant in the Beijing region. We are also seeking to enhance production efficiency and develop new products, while also seeking opportunities to expand our international operations, especially as high speed rail continues to develop globally. We might also consider complementary acquisitions, although none are currently under consideration. These capital investments and expansion plans will be financed primarily by funds on hand, operating cash flows and borrowings under our existing RMB50 million credit facilities with banks.

Based on the funds on hand, cash flows from our operating activities, and the available funds under our bank line, we believe that we have sufficient means to satisfy our near term liquidity needs and future obligations in the longer term.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding off-balance sheet arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amount of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period, as well as the reported amounts of revenues and expense during each fiscal period.  Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets and valuation allowances for receivables. We continually evaluate these judgments and estimates based on our own historical experiences, knowledge and assessment of current business and other conditions, and its expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ depending on the estimates used.

While our significant accounting policies are more fully described in Note 2 of our consolidated financial statements appearing at the end of this Annual Report, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating its reported financial results.

Revenue Recognition

We recognize revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profits in the reporting period when such estimates are revised. Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  Beijing Wowjoint generates revenue from two main categories (i) machinery sales, which includes sales of equipment and components, and (ii) technical services.

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

Foreign Currency Translation

We use the local currency (RMB) as its functional currency.  Translation adjustments are reported as other comprehensive income in the statements of operations and accumulated as other comprehensive income in equity section of consolidated balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates, respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

We are exposed to certain market risks that exist as part of our ongoing business operations and we use various means, where appropriate, to manage these risks. As a matter of policy, it does not engage in trading or speculative transactions.

Interest Rate Risk.  We are exposed to interest rate risk due primarily to our short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.   We monitor interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

At December 31, 2010, we performed a sensitivity analysis for our financial instruments that have interest rate risk.  It calculated the pretax earnings effect on its interest sensitive instruments.  Based on this sensitivity analysis, we have determined that an increase of 10% in our average floating interest rates at December 31, 2010 would have increased interest expense by $4,198  for the year ended December 31, 2010.

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

Because substantially all of our earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect its balance sheet and its earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk.  While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Commodities Risk

Principal materials and components that we use in its various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, and a variety of other commodities and fabricated or manufactured items. Extreme movements in the cost and availability of these materials and components may affect its financial performance. We have been able to successfully reduce input costs for many of its materials, although it remains concerned by the potential for steel prices to rise. With the move of the major mining companies to reprice ore on a quarterly basis rather than annually, this will make steel purchasing more volatile. At this point, it is difficult to predict the impact that such pricing actions may have on its business.

Inflation.  Inflationary factors, such as increases in the cost of its raw materials and overhead costs, could impair our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of its products do not increase with these increased costs.

ALLOWANCES FOR DOUBTFUL RECEIVABLES

Our major customers are large Chinese state-owned enterprises, and therefore our debt collection experience is significantly affected by the China government’s macroeconomic policy.

Our allowance for doubtful debts consists of:

•	a specific allowance provided for those accounts receivable the company believes it is unlikely to collect; and

•	a general allowance is provided based on an aging analysis.

Compared to December 31, 2009, our specific allowance decreased by $67,404 in the year ended December 31, 2010, but the general allowance increased by $111,148.  Therefore, our bad debts allowance increased by a net of $43,744 during the year ended December 31, 2010.

As of December 31, 2010, our accounts receivable balance was $19.3 million, of which $11.3 million is expected to be received prior to June 30, 2011 and $7.6 million is expected to be collected prior to December 31, 2011.  The remaining $0.4 million is unlikely to be collected and we have provided a 100% allowance of doubtful debts for this portion.

The level of accounts receivables over 180 days is primarily due to the fact that we sell to blue chip state-owned enterprise companies.  At times these customers experience short term working capital constraints due to delay in payments from the Chinese government.  As a result, they in turn delay payments to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2010 were as follows:

Name	Age	Position
Yabin Liu	53	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	55	Chief Technical Officer and Director
John Rui Peng	30	Comptroller and acting Chief Financial Officer
Yasheng Liu	50	Senior Vice President of Logistics and Administration
Liguo Liu	40	Senior Vice President of Marketing and Sales
Chun Yi Hao	51	Director
Jibing Li	57	Director
Chun Liu	70	Director

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

John Rui Peng became our controller in January 2011.  He is also serving as acting chief financial officer following the resignation of Anthony Hung, for personal reasons, on November 3, 2010, while a search for a new chief financial officer is underway. Prior to joining Wowjoint, Mr. Peng served as senior auditor with PriceWaterhouseCoopers CPA Ltd. in Beijing from July 2006 to July 2007, and as auditor from September 2004 to June 2006. Mr. Peng received a Bachelor of Economics degree from The University of International Business and Economics.

Yasheng Liu became our senior vice president of logistics and administration upon consummation of the acquisition. Mr. Liu served as manager of business development with Beijing Wowjoint from its inception in 2004 until he passed away in May 2011. Prior to 2004, Mr. Liu was a general manager with Hua Jin Industrial Development Co., responsible for the company’s daily operation. Hua Jin was then involved in the manufacture of light industrial goods, vehicle leasing, restaurant operation, and import/export. Mr. Liu had a Bachelors degree in business from the Central Party School and was the younger brother of Mr. Yabin Liu.

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

Chun Yi Hao served as CFAC’s chief executive officer and director since its inception in December 2007 until the consummation of the business combination and remains a director of Wowjoint. Since April 2008, Mr. Hao has served as an advisor to Tongxin International Ltd. (Nasdaq: TXIC), a successor to SPAC Asia’s Automotive Acquisition Corp (AAAC.OB), where he served as the president of China operations. In January 2004, Mr. Hao co-founded Asia Development Capital LLC, a private equity and a consulting company targeting the Asia automotive market. Mr. Hao was a founding member and director of Pentad, Ltd., a Hong Kong electronics outsourcing firm, established in 2003. From 1999 to 2002, he served as director of Coastal Power, a power generating and investment facility firm where he was responsible for management of its investment portfolio in China. From 1994 through 1998, at Delphi Asia, a US-based company, he served as the China country divisional financial manager and controller, responsible for overseeing various financial aspects of its China investment strategy. Mr. Hao received his Bachelors of Arts from the Beijing Languages Institute, a Master of Arts Degree from the University of Notre Dame and an M.B.A. from Pace University. In June 2011, Mr. Hao resigned as a member of our Board of Directors for personal reasons.

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

Audit Committee. Our audit committee consisted of Jibing Li, Chun Yi Hao and Chun Liu as of December 31, 2010. Mr. Li was the chair of our audit committee, and we believe that Mr. Hao qualified as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission. Mr. Hao resigned as a member of our Board of Directors in June 2011.

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

Compensation Committee. Our compensation committee consisted of Messrs. Chun Yi Hao, Jibing Li and Chun Liu as of December 31, 2010. Mr. Hao was the chair of our compensation committee. Messrs. Hao, Li and Liu did not have any direct or indirect material relationship with us other than as a director. Mr. Hao resigned as a member of our Board of Directors in June 2011.

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

Nomination Committee. Our nomination committee consisted of Messrs. Chun Yi Hao, Jibing Li and Chun Liu as of December 31, 2010. Mr. Chun Liu is the chair of our nomination committee. Messrs. Hao, Li and Liu did not have any direct or indirect material relationship with us other than as a director. Mr. Hao resigned as a member of our Board of Directors in June 2011.

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

Compensation

China Fundamental

China Fundamental did not provide compensation to any of its directors.

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

Beijing Wowjoint

The following table shows information concerning the annual compensation provided by Beijing Wowjoint to its executives for services during the periods indicated:

						Total
Name	Year Ended	Salary		Bonus		Compensation

Yabin Liu	December 31, 2010	RMB	209,728	RMB	222,569	RMB	432,297
	December 31, 2009 (four months only)	RMB	60,700	RMB	80,080	RMB	140,780
	August 31, 2009	RMB	226,380	RMB	240,240	RMB	466,620
	August 31, 2008	RMB	221,760	RMB	240,240	RMB	462,000
	August 31, 2007	RMB	188,496	RMB	204,549	RMB	393,045

Fude Zhang	December 31,2010	RMB	205,331	RMB	204,363	RMB	409,694
	December 31,2009 (four months only)	RMB	55,425	RMB	69,693	RMB	125,118
	August 31, 2009	RMB	210,070	RMB	209,080	RMB	419,150
	August 31, 2008	RMB	205,920	RMB	209,080	RMB	415,000
	August 31, 2007	RMB	175,032	RMB	174,510	RMB	349,542

Liguo Liu	December 31,2010	RMB	150,871	RMB	231,189	RMB	382,060
	December 31,2009 (four months only)	RMB	43,137	RMB	78,840	RMB	121,977
	August 31, 2009	RMB	154,350	RMB	236,520	RMB	390,870
	August 31, 2008	RMB	150,480	RMB	236,520	RMB	387,000
	August 31, 2007	RMB	127,908	RMB	199,372	RMB	327,280

Yasheng Liu*	December 31,2010	RMB	96,176	RMB	89,431	RMB	185,607
	December 31,2009 (four months only)	RMB	24,642	RMB	33,800	RMB	58,442
	August 31, 2009	RMB	109,047	RMB	101,400	RMB	210,447
	August 31, 2008	RMB	108,000	RMB	101,400	RMB	209,400
	August 31, 2007	RMB	91,800	RMB	84,540	RMB	176,340

* Mr. Liu passed away in May 2011.

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

Director Independence

Our board of directors has determined that Messrs. Jibing Li and Chun Liu qualify as independent directors.

We pay $5,000 to each of our independent directors annually, inclusive of all business-related expenses.

Employees

As of April 30, 2011, we had approximately 266 full-time employees, including 99 technical and R&D, 63 manufacturing, 16 sales, 18 project management, 16 quality control, 11 purchasing staff, with the remainder being managerial, administrative, finance, accounting and internal control staff.  Since our incorporation in 2004, we have substantially increased our headcount, with a focus on increasing the number of employees such as technicians and engineers with strong technical skills. We believe we have a good relationship with our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We had 7,936,199 ordinary shares outstanding as of April 30, 2011. Of these shares, 1,185,903 ordinary shares are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for any shares purchased by one of China Fundamental’s affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. Any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will be restricted from public sale as restricted stock.

In connection with our acquisition of Beijing Wowjoint, 5,700,000 ordinary shares were issued to Beijing Wowjoint’s shareholders. Of these, 3,696,735 ordinary shares have been placed in escrow for a period of four years from February 22, 2010, the consummation date of the business combination, to closely align the economic interests of the majority of our shareholders and the our executive management team to the long term interest of our public investors. The escrow shares are not cancelable. Once the lock up period is over, these shares will be released from escrow to the holders by the escrow agent. Holders of these escrow shares may make a transfer of escrow shares or their beneficial interest therein (a) to relatives and trusts for estate planning purposes, (b) by virtue of the laws of descent and distribution upon death, or (c) to a special purpose vehicle controlled by such shareholder. The shareholders whose shares are held in escrow and their permitted transferees will retain all other rights as shareholders with respect to their ordinary shares, including the right to vote their ordinary shares.

In addition, up to 500,000 earn-out shares are issuable upon the achievement of several performance targets.

There were 4,256,250 outstanding warrants issued in our initial public offering, each for the purchase of one share at an exercise price of $5.00. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. Concurrently with our initial public offering, we sold to our underwriters an option to purchase up to a total of 225,000 units, exercisable at $10 per unit. The securities underlying the underwriter’s unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

In addition, our pre-IPO shareholders own warrants to purchase 3,008,506 shares, which warrants and the underlying shares are also restricted securities under Rule 144.

In connection with its initial public offering, China Fundamental issued a unit purchase option to the representatives of the underwriters which is exercisable for 225,000 units. The units and the securities underlying the underwriters’ unit purchase option have registration rights and may be sold according to Rule 144.

None of these restricted securities were eligible for sale under Rule 144 prior to March 10, 2011 (one year following the filing of certain information with the SEC (Form 10 information) after the consummation of China Fundamental’s initial business combination).

In addition, a warrant to purchase 60,000 of our ordinary shares at a strike price equal to $10.00 will be issued to our investor relations firm, Hayden Communications International, Inc., as compensation for certain investor relations services to be provided.

Therefore, as of November 30, 2010, there were an aggregate of 7,549,750 shares that may be issued in the future upon exercise of outstanding warrants and purchase options.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 30, 2011, by:

•	each person who is the owner of more than 5% of our outstanding ordinary shares;

•	each person who became an executive officer or director of the Company; and

•	all of our directors and executive officers as a group

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

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares

Realink Group Limited(1)(2)	4,349,100	54.7%
Yabin Liu(1) (2)	1,931,087	24.3%
Fude Zhang(1) (2)	1,718,590	21.6%
Huijing Liu(1) (2)	466,224	5.9%
Liguo Liu(1) (2)	233,199	2.9%
Jibing Li(2)	-0-	—
Chun Liu(2)	-0-	—
Ralco Capital Limited(4)	1,271,274	16.0%
Chun Yi Hao(4)	1,271,274	16.0%
Rising Year Group Limited(5)	1,257,610	15.8%
Hope Ni(3)(5)	1,257,610	15.8%
Amy Kong(2)	10,000	*
Paul Packer (6)	644,381	8.1%
Globis International Investments L.L.C.(6)	322,190	4.1%
Globis Capital Management L.P. (6)	322,191	4.1%
Globis Capital LLC(6)	322,191	4.1%
Globis Capital Partners L.P. (6)	225,534	2.8%
Globis Capital Advisors, L.L.C.(6)	225,534	2.8%
Globis Overseas Fund Ltd. (6)	96,657	1.2%
Oliveira Capital, LLC (7)	555,555	6.7%
Steven M. Oliveira(7)	555,555	6.7%
Craig Andrew Samuel (8)	485,000	5.8%
Chardan Capital Markets, LLC(9)	672,222	8.5%
All directors and officers as a group (7 individuals)	5,137,515	62.2%

* Less than 1%

(1)
Mr. Yabin Liu is 44.40% holder of Realink Group Limited, a British Virgin Island company, and he has voting power and dispositive power with respect to 44.40% of the ordinary shares owned by Realink Group Limited. Mr. Liu is the sole director of Realink Group Limited. Mr. Fude Zhang is 39.52% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 39.52% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu, recently decreased, was a 10.72% holder of Realink Group Limited, and he held voting power and dispositive power with respect to 10.72% of the ordinary shares owned by Realink Group Limited. Mr. Yasheng Liu was the younger brother of Mr. Yabin Liu. Huijing Liu, the son of the late Mr. Yasheng Liu, has acquired the voting power and dispositive power with respect to these shares. Mr. Liguo Liu is 5.36% holder of Realink Group Limited, and he has voting power and dispositive power with respect to 5.36% of the ordinary shares owned by Realink Group Limited. In addition, the shareholders of Realink Group Limited, have agreed that 3,696,735 of the ordinary shares held by them shall be held in escrow commencing as of the consummation of the acquisition. Such shares shall be held in escrow until February 22, 2014. In addition, pursuant to an earn-out provision in the Share Purchase Agreement, the Company has agreed to issue to Realink Group Limited (“Realink”), one of shareholders of Beijing Wowjoint prior to the acquisition, up to 500,000 additional shares if certain performance targets are achieved by the Company.

(2)	Unless otherwise indicated, the business address of each of the individuals is Beijing Wowjoint Machinery Co. Ltd., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist, Beijing 101118 P.R. China.

(3)	Ms. Ni’s business address is 38 Taitam Road, Pacific View, Block 4, Apartment 16B, Hong Kong.

(4)
Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited.  Includes warrants to purchase 305,556 ordinary shares. Mr. Hao’s business address is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(5)
Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited.  Includes warrants to purchase 305,556 ordinary shares and founders warrants to purchase 481,027 shares.

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

(7)
Mr. Steven Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Steven Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956. Includes private placement warrants to purchase 555,555 shares.

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

B.  Related Party Transactions

Our board of directors has approved the procedure whereby all ongoing and future transactions between us and any of our directors or their respective affiliates, will be on terms believed by it at that time, based upon other similar arrangements known to it, to be no less favorable than are available from unaffiliated third parties. Such transactions will require prior approval in each instance by a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at its expense, to its attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to it than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

C.  Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares, warrants and units have been traded on the NASDAQ Global Market since May 5, 2010 under the symbols BWOW, BWOWW and BWOWU, respectively. Prior to May 5, 2010, our units were quoted on the Over-the-Counter Bulletin Board under the symbol WJHUF and after the ordinary shares and warrants began separate trading on July 22, 2008, our ordinary shares and warrants were also quoted on the Over-the-Counter Bulletin Board, under the symbols WJHCF and WJHWF, respectively. Prior to April 9, 2010, our ordinary shares, warrants and units traded under the symbols CFQCF, CFQWF and CFQUF, respectively. The change in our trading symbols related to the change in our name from China Fundamental Acquisition Corporation to Wowjoint Holdings Limited.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association currently authorize share capital consisting of 49,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at April 30, 2011, 7,949,965 ordinary shares were outstanding, including ordinary shares forming part of outstanding units. No preferred shares were outstanding as of that date.

B. Memorandum and Articles of Association

The description of our second amended and restated memorandum and articles of association is contained in our 20-F shell company report (File No. 000-53233), filed with the Commission on March 10, 2010, which is incorporated herein by reference.

 C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F which are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

 E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

F. Dividends and Paying Agents

We have no current plans to pay dividends.  We do not currently have a paying agent.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to John Rui Peng, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing 100088.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any instruments subject to market risk.

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

ITEM 15. CONTROLS AND PROCEDURES

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2010, our audit committee consisted of Jibing Li, Chun Yi Hao and Chun Liu. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualified as an “audit committee financial expert” and was “independent” as such terms are defined in the rules of the Securities and Exchange Commission. Mr. Hao resigned as a member of our Board of Directors in June 2011.

Mr. Chun Yi Hao was not deemed an “expert” for any purpose, including, without being limited to, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Chun Yi Hao as an audit committee financial expert did not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Chun Yi Hao as an audit committee financial expert did not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

ITEM 16B. CODE OF ETHICS

In April, 2010, our board of directors adopted a code of ethics for senior executive and financial officers (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the United States Securities and Exchange Commission and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to the Company and its senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Wowjoint Holdings Limited and Subsidiaries as of December 31, 2010 and 2009, and as of August 31, 2009 and 2008, and for the year ended December 31, 2010, the four month transition period ended December 31, 2009, and the years ended August 31, 2009 and 2008 have been included in this annual report in reliance on the report of Sherb & Co. LLP (“Sherb”), Certified Public Accountants, an independent registered public accounting firm, appearing elsewhere in this annual report upon the authority of Sherb as experts in accounting and auditing.

The following table represents the approximate aggregate fees for service rendered by Sherb & Co., LLP, UHY Vocation HK CPA Limited and BDO Seidman, LLP for the fiscal years ended December 31, 2009 and 2008.

	December 31, 2010	December 31, 2009	December 31, 2008
Audit Fees – Sherb & Co., LLP	$70,000	$100,000	$-
Audit Fees – UHY Vocation HK CPA Limited		10,000	20,000
Audit Fees – BDO Seidman, LLP		-	70,000
Audit-Related Fees			15,850
Tax Fees		-	-
All Other Fees		-	-
Total fees	$70,000	$110,000	$105,850

 Audit fees

The Audit fee of Sherb & Co., LLP consists of the audit of AGL’s financial statements for the years ended August 31, 2009 and 2008.  The Audit fee of UHY Vocation HK CPA Limited consists of the audit of our financial statements for the years ended December 31, 2009 and 2008.

The aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of our balance sheet at May 21, 2008 included in our Current Report on Form 6-K, for the audit of our financial statements for the period from December 12, 2007 (inception) to May 21, 2007 and for the services performed in connection with our registration statement on Form F-1initially filed in 2008, were US$70,000.

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

Other than the fees described under the caption “Audit fees” above, the audit-related fee billed by BDO Seidman, LLP for professional services for the semi-annual review of our financial statements for the period from January 1, 2008 to June 30, 2008 and our balance sheet at June 30, 2008 was US$15,850.

Tax Fees

There were no fees billed by Sherb & Co., LLP for tax services during the fiscal years ended December 31, 2010, 2009 and 2008.

There were no fees billed by UHY Vocation HK CPA Limited for tax services during the fiscal years ended December 31, 2010, 2009 and 2008.

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

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On June 15, 2009, UHY Vocation HK CPA Limited (“UHY”) was engaged to act as our independent registered public accounting firm to audit our balance sheets as of December 31, 2008 and 2007 and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2008 and the period from December 12, 2007 (inception) to December 31, 2007 and 2008.

The reports of UHY on our financial statements contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The term of UHY's engagement ended upon the completion of the audits referred to above.  There were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

Upon consummation of the acquisition, Beijing Wowjoint’s accounting firm, Sherb & Co. LLP, Certified Public Accountants & Consultants, is now our principal independent registered public accounting firm. The business address of UHY is 3/F Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong and the business address of Sherb & Co. LLP is 805 Third Avenue, New York, NY 10022.

ITEM 16G.  CORPORATE GOVERNANCE

We have elected to follow Cayman Islands practices in lieu of the requirements of NASDAQ Listing Rules 5605(c)(2)(A) with respect to Audit Committee Composition, 5605(e)(1) with respect to Independent Director Oversight of Director Nominations, 5605(d) with respect to Independent Director Oversight of Executive Officer Compensation, 5605(b)(1) with respect to Independent Directors and 5605(b)(2) with respect to Executive Sessions.

Notwithstanding these elections, we are currently in compliance with respect to NASDAQ Listing Rules 5605(c)(2)(A) and 5605(b)(1) as we have determined that Messrs. Chun Yi Hao, Jibing Li and Chun Liu, who comprised our Audit Committee and a majority of our Board of Directors as of December 31st, 2010, qualified as independent directors.

We currently do not require independent director involvement in either the nomination of directors or the determination of executive officer compensation, although, as of December 31st, 2010, Wowjoint’s Nomination and Compensation Committees consisted of Messrs. Chun Yi Hao, Jibing Li and Chun Liu, who were independent.  We also do not require regularly scheduled regularly scheduled meetings at which only independent directors are present.

In June 2011, Mr. Hao resigned as a member of our Board of Directors for personal reasons. At the time of his resignation, Mr. Hao was chair of Wowjoint’s compensation committee and also served on the company’s audit committee and nomination committee. As of the date of this filing, no replacement for Mr. Hao has been appointed.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)†

1.2	Certificate of Incorporation†

4.1	Specimen Unit Certificate†

4.2	Specimen Ordinary Share Certificate†

4.3	Specimen Public Warrant Certificate†

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.6
Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

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

10.22
Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu (Incorporated by reference to exhibit 4.6 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.23
Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited (Incorporated by reference to exhibit 4.7 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.24
Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibit 4.8 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.25
Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.26
Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding †

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

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd.†††

10.33	Loan agreement, dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. †††

10.34	First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. †††

11.1	Code of Ethics†

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) ††

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))††

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

†	Previously filed

††	Filed herewith

†††	To be filed with the Form F-1/A, Amendment No. 6.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: June 30, 2011		Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Unaudited financial statements for the quarters ended March 31, 2011, December 31, 2010 and March 31, 2010	F-2
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheet as at December 31, 2010 and 2009 and August 31, 2009 and 2008	F-5
Consolidated Statements of Operations for the Year ended December 31, 2010, the Four Month Transition Period Ended December 31, 2009, and the years ended August 31, 2009 and 2008	F-6
Consolidated Statements of Shareholders' Equity for the Year ended December 31, 2010, the Four Month Transition Period Ended December 31, 2009, and the years ended August 31, 2009 and 2008	F-7
Consolidated Statements of Cash Flows for the Year ended December 31, 2010, the Four Month Transition Period Ended December 31, 2009, and the years ended August 31, 2009 and 2008	F-8
Notes to Audited Financial Statements	F-9

WOWJOINT HOLDINGS, LTD AND SUBSIDIARIES
Unaudited Consolidated Statement of Income
(US dollars in thousands, except for EPS and share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010
Sales
Machinery sales	$5,748	$8,295	$1,653
Technical service	613	1,989	79
Lease income	255	744	-
Total sales	6,616	11,028	1,732

Cost of goods sold	5,209	7,858	1,450
Gross profit	1,407	3,170	282

Operating expenses:
Selling expenses	227	400	74
General and administrative expenses	835	1,231	715
Total operating expenses	1,062	1,631	789

Income from operations	345	1,538	(507)

Other expenses:
Interest expense (net)	46	45	10
Bank expense	-	25	1
Foreign currency exchange loss (gain)	(62)	(15)	-
Other expense (profit)	(1)	(151)	(8)
Total other expenses	(17)	(97)	3

Income before income taxes	362	1,635	(510)

Income taxes (Benefits) expenses	72	323	(85)

Net income attributed to ordinary shareholders	$290	$1,312	$(425)

Earnings per share
Basis	$0.04	$0.17	$(0.07)
Diluted	$0.04	$0.17	$(0.07)

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	6,430,610
Diluted	7,949,965	7,949,965	6,430,610

WOWJOINT HOLDINGS, LTD AND SUBSIDIARIES
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	March 31,	December 31,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$3,009	$2,168
Accounts receivable(net)	16,789	17,904
Other receivables	1,347	723
Advances to suppliers	5,449	3,524
Inventories	8,559	5,224
Costs and estimated earnings in excess of billings	4,575	2,690
Amount due from related parties	73	82
Total Current Assets	39,801	32,316

Long-term investment	305	-
Property, plant and equipment	4,263	3,208
Intangible asset, net	1,047	1,044
Restricted cash	794	922
Prepaid expense - Long-term	179	101
Total Assets	$46,390	$37,590

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	$3,813	$1,510
Accounts payable and accrued expenses	11,757	7,503
Advances from customers	2,226	1,173
Unearned lease income	500	748
Taxes payable	4,760	5,051
Other payables	498	321
Billings in excess of costs and estimated earnings	566	897
Total Current Liabilities	24,119	17,203

Long-term loan	1,525	-

Total Liability	25,645	17,203

Stockholders' Equity:
Common stock	8	8
Additional paid in capital	10,300	10,300
Statutory surplus reserves	3,025	3,025
Retained earnings	6,251	5,961
Accumulated other comprehensive income	1,162	1,093
Total Stockholders' Equity	20,746	20,387
Total Liabilities and Stockholders' Equity	$46,390	$37,590

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. and Subsidiaries as of December 31, 2010 and 2009, and August 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2010, the four month transition period ended December 31, 2009, and the years ended August 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wowjoint Holdings, Ltd. and Subsidiaries as of December 31, 2010 and 2009, and August 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2010, the four month transition period ended December 31, 2009, and the years ended August 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
May 20, 2011

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		August 31,
	2010	2009	2009	2008

ASSETS
Current Assets:
Cash and cash equivalents	$2,167,718	$675,286	$1,895,224	$1,438,074
Accounts receivable, net of allowance for doubtful accounts of $1,392,727 and $1,348,983 at December 31, 2010 and 2009, respectively	17,904,174	13,410,233	14,447,402	12,727,729
Other receivables, net	723,368	42,669	234,482	222,636
Advances to suppliers	3,523,727	790,159	1,831,154	9,322,928
Inventories	5,224,257	3,635,328	2,886164	4,982,319
Costs and estimated earnings in excess of billings	2,690,199	2,321,249	5,649,470	1,954,173
Due from the related parties	82,191	61,918	31,104	420,267
Total Current Assets	32,315,634	20,936,842	26,955,000	31,068,126

Property, plant and equipment, net of accumulated depreciation of $942,207 and $640,917 at December 31, 2010 and 2009, respectively	3,208,396	1,629,936	1,677,484	1,541,073
Intangible asset, net	1,043,694	1,039,603	1,046,740	1,073,418
Restricted cash	921,874	188,093	237,531	-
Prepaid expense – Long-term	101,438	5,284	3,637	5,298

Total Assets	$37,591,036	$23,799,758	$29,920,392	$33,687,915

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$1,510,000	$732,250	$730,866	$730,439
Accounts payable and accrued expenses	7,502,717	4,437,085	4,099,650	5,364,128
Advances from customers	1,173,015	479,663	452,821	5,584,255
Unearned lease income	748,333	-	-	-
Taxes payable	5,050,588	5,227,022	5,144,881	2,427,542
Billings in excess of costs and estimated earnings	896,649	23,215	541,126	11,148,832
Other payables	323,017	257,497	1,008,152	124,727
Due to related parties	-	-	-	156,606
Total Current Liabilities	17,204,319	11,156,732	11,977,496	25,536,529

Shareholders’ Equity:
Ordinary Shares, ($0.001 par value per share, authorized 49,000,000 shares, issued and outstanding 7,945,965 and 5,700,000, respectively	7,950	5,700	5,700	5,700
Additional paid in capital	10,300,247	3,571,963	3,567,891	3,571,963
Statutory surplus reserves	3,024,562	2,674,537	2,674,537	1,122,095
Retained earnings	5,960,944	5,536,674	10,872,455	2,641,108
Accumulated other comprehensive income	1,093,014	854,152	822,313	810,520
Total Shareholders’ Equity	20,386,717	12,643,026	17,942,896	8,151,386

Total Liabilities and Shareholders’ Equity	$37,591,036	$23,799,758	$29,920,392	$33,687,915

Notes to Financial Statements

 WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Four Month Transition Period Ended	Year Ended August 31,
	December 31, 2010	December 31, 2009	2009	2008

Sales:
Machinery sales	$18,194,498	$1,323,808	$42,049,311	$35,869,810
Technical service	5,124,128	372,406	2,572,848	363,629
Lease income	743,548	-	-	-
Total sales	24,062,174	1,696,214	44,622,159	36,233,439

Cost of goods sold:
Machinery sales	14,361,080	5,932,317	29,440,609	30,031,571
Technical service	3,377,704	233,163	1,858,805	147,070
Lease	346,487	-	-	-
Cost of goods sold	18,085,271	6,165,480	31,299,414	30,178,641

Gross profit (loss)	5,976,903	(4,469,266)	13,322,745	6,054,798

Operating expenses:
General and administrative expenses	4,177,048	1,385,754	2,167,525	1,551,256
Selling expenses	1,162,807	366,644	258,554	144,727
Total operating expenses	5,339,855	1,752,398	2,426,079	1,695,983

Income from operations	637,048	(6,221,664)	10,896,666	4,358,815

Other (gains) expenses:
Interest expense	59,923	10,178	21,574	24,844
Bank expense	66,502	5,687	11,876	19,329
Foreign currency exchange (gain) loss	(23,015)	-	203,761	-
Other (gain) expense	(182,219)	39,861	36,508	3,303
Total other (gains) expenses	(81,809)	55,726	273,719	47,476

Income before income taxes	718,857	(6,277,390)	10,622,947	4,311,339
Income taxes expenses (benefit)	306,776	(941,609)	839,158	371,986
Net income (loss)	412,081	(5,335,781)	9,783,789	3,939,353

Other comprehensive income:
Unrealized foreign currency transaction adjustment	15,190	35,911	11,793	563,716

Comprehensive income (loss)	$424,271	$(5,299,870)	9,795,582	$4,503,069

Earnings per share
Basic	$0.06	(0.93)	$1.72	$0.69
Diluted	$0.06	(0.93)	$1.72	$0.69

Weighted average number of shares used in computing earnings per share
Basic	7,575,330	5,700,000	5,700,000	5,700,000
Diluted	7,575,330	5,700,000	5,700,000	5,700,000

See Notes to Financial Statements.

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF THE SHAREHOLDERS’ EQUITY

			Additional	Statutory	Retained	Other
	Ordinary Shares		Paid-in	Surplus	Earnings	Comprehensive
	Shares	Amount	Capital	Reserve	(Deficit)	Income	Total

Balance, September 1, 2007	5,700,000	$5,700	$3,571,963	$438,915	$(615,065)	$246,804	$3,648,317

Appropriations to statutory surplus reserves				683,180	(683,180)		-
Net income					3,939,353		3,939,353
Unrealized foreign currency translation adjustment						563,716	563,716
Subtotal							4,503,069

Balance, August 31, 2008	5,700,000	5,700	3,571,963	1,122,095	2,641,108	810,520	8,151,386

Appropriations to statutory surplus reserves				1,552,442	(1,552,442)		-
Net income					9,783,789		9,783,789
Unrealized foreign currency translation adjustment						7,721	7,721
Subtotal							9,781,510

Balance, August 31, 2009	5,700,000	5,700	3,571,963	2,674,537	10,872,455	818,241	17,942,896

Net loss					(5,335,781)		(5,335,781)
Unrealized foreign currency translation adjustment						35,911	35,911
Subtotal							(5,299,870)

Balance, December 31, 2009	5,700,000	5,700	3,571,963	2,674,537	5,536,674	854,152	12,643,026

Recapitalization on reverse acquisition	2,249,965	2,250	6,728,284				6,730,534
Allocation to reserve				350,025			350,025
Net income					424,271		424,271
Unrealized foreign currency translation adjustment						238,861	238,861
Subtotal							7,743,691

Balance, December 31, 2010	7,949,965	$7,950	$10,300,247	$3,024,562	$5,960,945	$1,093,013	$20,386,716

See Notes to Financial Statements.

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended	Four Month Transition period Ended	August 31,
	December 31, 2010	December 31, 2009	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$424,271	(5,335,781)	$9,783,789	$3,939,353
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	331,198	106,569	240,209	169,134
Bad debt expense	82,932	548,118	355,130	228,277
Other	-	-	(4,072)	-
Changes in operating assets and liabilities:
Accounts receivable	(4,537,685)	489,051	(2,066,133)	(4,600,412)
Other receivables	(680,699)	191,813	(11,425)	590,023
Advances to suppliers	(2,733,568)	1,040,995	7,491,849	(4,403,824)
Inventories	(1,588,929)	(769,164)	2,117,548	(1,527,956)
Costs and estimated earnings in excess of billings	(368,950)	3,328,221	(3,691,505)	(121,192)
Prepaid expense – Short-term	(96,154)	(1,647)	-	187,240
Accounts payables and accrued expenses	3,065,632	337,435	(1,266,707)	197,194
Other payables	65,520	(750,655)	837,845	6,841
Unearned lease income	748,333	-	-
Advances from customers	693,352	26,842	(5,131,017)	2,677,148
Taxes payable	(176,534)	82,141	2,713,973	838,197
Billings in excess of costs and estimated earnings	873,434	(517,911)	(10,606,612)	3,724,867
Total adjustments	(4,322,118)	4,111,808	(9,020,917)	(2,034,463)
Net cash (used in) provided by operating activities	(3,897,847)	(1,223,973)	762,872	1,904,890

CASH FLOWS FROM INVESTING ACTIVITIES:
Intangible assets	-	-	-	(1,042,651)
Purchase of property, plant and equipment	(1,778,721)	(49,815)	(346,669)	(1,095,555)
Net cash used in investing activities	(1,778,721)	(49,815)	(346,669)	(2,138,206)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition	6,910,534	-	-	-
Repayment of short-term loans	(732,250)	(732,150)	(730,342)	(279,071)
Proceeds from short-term loans	1,510,000	732,150	730,342	976,748
Restricted cash	(733,781)	49,438	(237,361)	-
Due from related parties	(20,273)	(30,814)	389,129	(309,957)
Due to related parties	-	-	(156,585)	149582
Net cash provided by (used in) financing activities	6,934,230	18,624	(4,817)	537,302

NET INCREASE (DECREASE) IN CASH	1,257,662	(1,255,164)	411,386	303,986
EFFECT OF EXCHANGE RATE CHANGES ON CASH	234,771	35,226	45,764	937,524
CASH, BEGINNING OF PERIOD	675,286	1,895,224	1,438,074	196,564

CASH, END OF PERIOD	$2,167,719	$675,286	$1,895,224	$1,438,074
SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$68,571	$10,178	$31,281	$29,801
Income tax paid	$25,752	$58,250	$99,086	$99,747
See Notes to Financial Statements.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Wowjoint Holdings Ltd (“Wowjoint”), formerly known as China Fundamental Acquisition Corporation (“CFAC”), was incorporated in Cayman Islands on December 12, 2007. Wowjoint Holdings Ltd and its subsidiaries (together, the “Company”) are in the business of design, manufacturing and sales of a complete line of portable, re-locatable and stationary non-standard heavy duty construction equipment and machinery used in various engineering fields, such as bridge, road and railway construction, as well as in areas of heavy capacity lifting and transporting of concrete beams, boats and shipping containers.

As of December 31, 2010, details of Wowjoint Holdings Ltd’s subsidiaries are as follows

Subsidiaries	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activity

Authentic Genius Limited (“AGL”)	December 22, 2009	Hong Kong	100%	Investment holding

Giant Nova Holdings Limited (“Giant Nova”)	December 18, 2009	the British Virgin	100%	Investment holding

Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”)	August 31, 2009	the People’s Republic of China (“PRC”)	100%	Investment holding

Beijing Wowjoint Machinery Co., Ltd. (“BWMC” or “Beijing Wowjoint”)	March 3, 2004	PRC	100%	Design and manufacture heavy duty construction equipment and machinery

Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”)	May 10, 2010	PRC	100%	Lease and sell equipment and machinery

Note: AGL, Giant Nova, BXFI, BWMC, and for the periods subsequent to May 20, 2010, BWXC, are collectively referred to as “Beijing Wowjoint”, unless specific reference is made to an entity.

Acquisition

CFAC was formed as a Special Purpose Acquisition Company, a SPAC, whereby they raised funds in an initial public offering with the intent to apply substantially all net proceeds from the public offering to a business combination. CFAC’s initial public offering was completed in May 2008.

Acquisition of Beijing Wowjoint

On November 30, 2009, CFAC entered into a share purchase agreement with Beijing Wowjoint and all of the shareholders of Beijing Wowjoint, pursuant to which CFAC would acquire all of the outstanding ordinary shares of Beijing Wowjoint. On February 12, 2010, CFAC held a special meeting of its shareholders, during which the acquisition of Beijing Wowjoint was approved.

On February 22, 2010, CFAC consummated its acquisition (the “Acquisition”). At the closing of the acquisition, CFAC acquired all common stock of Beijing Wowjoint from its shareholders for a total consideration of 5,700,000 ordinary shares of the Company. Of the 5,700,000 shares issued, a total of 3,696,735 shares will be held in escrow to be released on February 22, 2014. Subsequent to the acquisition, CFAC changed its name to Wowjoint Holding Limited (“Wowjoint”).

The transaction enabled the shareholders of Beijing Wowjoint, to obtain a majority voting interest in CFAC, a non-operating public company with a significant amount of cash. The Acquisition will be accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the shareholders of Beijing Wowjoint immediately after the acquisition will have effective control of CFAC through (1) their approximately 55% shareholder interest in the combined entity, (2) majority representation on the board of directors, and (3) being named to all of the senior executive officer positions. For accounting purposes, Beijing Wowjoint will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Beijing Wowjoint, i.e., a capital transaction involving the issuance of share by CFAC for the shares of Beijing Wowjoint. Accordingly, the combined assets, liabilities and results of operations of Beijing Wowjoint became the historical financial statements of CFAC at the closing of the Acquisition, and CFAC assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with those of Beijing Wowjoint beginning on the acquisition date. No step-up in basis of intangible assets or goodwill will be recorded in this transaction. As this transaction is being accounted for as a reverse acquisition, all direct costs of the transaction will be charged to additional paid-in capital. Subsequent to the Acquisition, CFAC will be known as Wowjoint.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

In connection with the Acquisition, holders of 1,374,089 shares of CFAC’s, from CFAC’s public offering (the “Offering”) and Over-allotment (the “Over-allotment”) from May 2008, elected to redeem their shares for cash at $7.96 per share. In order to facilitate the Acquisition being approved by CFAC shareholders, CFAC, Beijing Wowjoint and their respective affiliates entered into privately negotiated “forward contracts” transactions to purchase 1,696,258 ordinary shares of CFAC from shareholders who had indicated their intention to vote against the Acquisition and seek redemption of their shares for cash. These transactions were entered into prior to the meeting of CFAC shareholders to approve the Acquisition, but would not be completed until the Acquisition was consummated. The redemption purchase and the forward contracts were paid out of funds of CFAC. Prior to the Acquisition, a total of 5,320,312 shares of CFAC were outstanding, subsequent to the redemption and forward contracts a total of 2,249,965 were outstanding.

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

As CFAC was a non-operating public shell company before the transaction, no step-up in basis of intangible assets or goodwill will be recorded in this transaction and the cost incurred in connection with such transaction have been charged directly to additional paid-in capital. The net book value of acquired assets and liabilities on February 22, 2010 is as follows:

Cash	$6,910,534
Accounts payables and accrued liabilities	184,410
Net assets acquired	$6,726,124

Earn-out Shares

Pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue Realink Group Limited (“Realink”), one of shareholders of Wowjoint, up to 500,000 additional shares if the following performance targets are achieved:

•
200,000 earn-out shares in the event that the closing price per share is at or above US$10.00 for 180 days out of 360 days during the period from the acquisition closing date to the second anniversary of the closing date.

•
200,000 earn-out shares in the event that the closing price per share is at or above US$13.80 for 180 days out of 360 days during the period from the acquisition closing date to the third anniversary of the closing date.

•
100,000 earn-out shares in the event that average daily trading volume is no less than 200,000 shares for six consecutive months during the period from the closing date of the acquisition to the second anniversary of the closing date.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Upon issuance, such shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse acquisition (i.e., as an adjustment at par value to ordinary shares and additional paid-in capital), and will be included in the calculations of earnings per share from that date.

Reorganization of Beijing Wowjoint prior to Acquisition

(a)	On August 3, 2009, AGL established Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”), a wholly-owned foreign enterprise (a “WOFE”) under the law of PRC.

On August 25, 2009, BXFI entered into contractual agreements with Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) and its shareholders, as described below, by which BXFI is deemed the primary beneficiary of BWMC and BWMC being deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles (“GAAP”).

In accordance with GAAP, BWMC is deemed a variable interest entity (a “VIE”) of BXFI, the primary beneficiary, and is required to be consolidated by BXFI, as BXFI is subject to a majority of the risk of loss for the VIE, or is entitled to receive a majority of the VIE’s residual returns. VIE’s are entities in which their primary beneficiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities. The results of VIE’s, are treated as that of a subsidiary, and are included in the consolidated statements of operations from the effective date of Acquisition.

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

The followings are brief description of contracts entered between BXFI and BWMC:

(1)
Exclusive Technical Consulting and Services Agreement - BXFI entered into an Exclusive Technical Consulting and Service Agreement with BWMC, pursuant to which, BXFI exclusively provides consulting services to BWMC in exchange for a percentage of BWMC’s revenue as determined by BXFI. This agreement enables the transfer of substantial portion of economic interests from BWMC to BXFI.

(2)
Equity Pledge Agreement - BXFI, BWMC and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BWMC has pledged all of its equity interests in BWMC to BXFI to guarantee the payment of service fees under the Exclusive Technical Consulting and Service Agreement.

(3)
Voting Rights Proxy Agreement - BXFI and shareholders of BWMC have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BWMC has granted to BXFI and its designated person the power to exercise all voting rights of such shareholder.

(4)
Exclusive Purchase Option Agreement - BXFI and shareholders of BWMC have entered into an Exclusive Call Option Agreement, pursuant to which, each of the shareholders of BWMC has irrevocably and unconditionally granted BXFI or its designated person an exclusive call option to purchase, at any time if and when permitted by the PRC laws, all or any portion of the equity interests in BWMC at the price equal to five percent (5%) of the actual capital contribution made by each shareholder.

The consideration BWMC and its shareholders received for entering into the contractual agreements was of a nominal amount. The contractual agreements were entered into to protect BWMC against possible future foreign ownership restrictions that might currently apply to BWMC. The contractual agreements affords BXFI, and their VIE namely BWMC, the opportunity to access capital market outside of the PRC, which would otherwise not be available to BWMC. If at such time in the future possible PRC ownership restrictions were to be eased with regards to BWMC, and should AGL obtain financing from foreign sources, the structure of the contractual agreements are such that control could go from that of a VIE relationship to that of direct ownership with ease and limited restrictions under PRC laws.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

AGL’s wholly-owned subsidiary, BXFI, is the recipient of all the benefits of the contractual relationships. If BXFI is not be able to perform its services under the terms of the contractual agreements, the agreements and the VIE structure would not be in effect. AGL entered into the contractual relationship with the objective of obtaining financing from foreign sources, without which its BXFI subsidiary could not fulfill its contractual agreements with BWMC.

(b)
On December 8, 2010, the ownership of Beijing Wowjoint Machinery Co., Ltd (“BWMC”) was transferred to Beijing Xin Fu Industry Consulting Co., Ltd (“BXFI’). BXFI formerly had no direct equity ownership interest in Beijing Wowjoint and relied on contractual arrangements with Beijing Wowjoint and its shareholders to substantially control and operate BWMC. After the transfer was completed, the Company directly owns 100% of its operating entity BWMC.

Change in Fiscal Year

Effective May 10, 2010, the Company changed their fiscal year end from August 31st to a calendar year end of December 31st . The Company has defined the four months ended December 31, 2009 as the Four Month Transition Period Ended December 31, 2009, referred to as the “2009 Transition Period”.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the generally accepted accounting principles in the United States (“GAAP”). The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of PRC (“PRC GAAP”). The Company’s functional currency is the United States Dollars (USD) while the Chinese operating subsidiaries’ functional currency is the Chinese Renminbi (RMB). The accompanying consolidated financial statements have been translated and presented in United States Dollars (USD). All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates, and such differences may be material to the financial statements. Significant estimates include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful lives of plant and equipment, intangible assets, long-term prepaid expenses, and accruals for taxes due.

Principles of Consolidation

The consolidated financial statements include the financial statements of Wowjoint and its subsidiaries. All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

1)
As discussed in Note 1, “Organization and Description of Business”, the financial positions and results of BWMC were consolidated in the financial statements of the Company because BWMC was determined to be a variable interest entity of the Company. On August 4, 2010, BWMC became a subsidiary of the Company. On December 8, 2010 BWMC became a subsidiary of BXFI upon approval of BXFI to acquire BWMC. Such approval was granted by State Administration for Industry & Commerce of the People’s Republic of China (SAIC).

In anticipation of approval of the BXFI’s acquisition of all the equity interest in BWMC from the BWMC shareholders, BXFI and the BWMC shareholders entered into a Stock Transfer Agreement on April 25, 2010. The proceeds to the BWMC shareholders, of 1million RMB (approximately $151,000), under the Stock Transfer Agreement were loaned to BWMC interest free for five years subsequent to the change in the registration of BWMC’s ownership. This loan was formalized in a June 11, 2010 loan agreement, which was subsequently amended on June 11, 2010, whereby the former BWMC shareholders waived all right to the proceeds under the loan agreement.

2)	The financial positions and results of BWLC were consolidated in the financial statements of the Company since its incorporation date on May 10, 2010.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. At December 31, 2010 and 2009, the Company’s bank balances held in Chinese financial institutions of approximately $2.2 million and $0.68 million, respectively, were uninsured.

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

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Accounts Receivable

The Company records accounts receivable net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. The amount of the provision, if any, is recognized in the consolidated statements of operations within the general and administrative expenses. Accounts are written off after appropriate collection efforts are conducted. The allowance for doubtful accounts as of December 31, 2010 and 2009, and August 31, 2009 and 2008 was $1,392,727, $1,348,983, $800,865 and $445,220, respectively.

Inventories

Inventories other than inventoried cost relating to long-term contracts are stated at the lower of cost or market utilizing the moving average method. Inventoried costs relating to long-term contracts are stated at the actual production cost and tolling cost, and applicable overhead, not in excess of realizable value. An allowance is established when management determines that the carrying value of certain inventories may not be realizable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates and reflected in cost of sales. The provision for inventory obsolescence accounts as of December 31, 2010 and 2009, and August 2009 and 2008 was $0.

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

Manufactured equipment deemed to be leased to customers though operating leases whereby the Company is deemed the lessor are included in plant and equipment. As of December 31, 2010 and 2009, and August 31, 2009 and 2008 the Company has not accounted for any of their leases as an operating lease.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Construction in Progress

Construction in progress consists of costs incurred for construction projects that have not yet been completed. Once these projects are completed, the costs will be transferred to the appropriate property, plant and equipment category.

Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008.

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

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
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

Revenue Recognition

The Company generates revenue from the design, engineering, manufacturing and sales of customized heavy lifting and carrier equipment used in various engineering projects involving the construction of bridges, highways, railways and other applications requiring lifting and carrying capability.

In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

Contract Accounting
In accounting for long-term engineering and construction-type contracts, the Company follows the provisions of ASC 605-35-05-7 Percentage-of-Completed-Method (formerly the AICPA’s Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts). The Company recognizes revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the total estimated costs at completion. Contract prices and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. This method of revenue recognition requires the Company to prepare estimates of costs to complete contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule, the cost of materials and labor, and productivity; and the impact of change orders, liability claims, contract disputes, and achievement of contractual performance standards which may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The asset, “costs and estimated earnings in excess of billings,” represents revenues recognized in excess of amounts billed. The liability, “billings in excess of costs and estimated earnings”, represents billings in excess of revenues recognized.

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as advances from customers. Advances from customers as of December 31, 2010 and 2009, and August 31, 2009 and 2008 amounted to $1,173,015, $479,663, $452,821, and $5,584,255, respectively.

The Company also generates technical services income in accordance with terms stated in the agreements with its customers.

The Company’s revenue consists of the invoiced value of goods, net of a value-added tax (VAT). No product return or sales discount allowance is made as products delivered and accepted by customers are normally not returnable and a sales discount is normally not granted after products are delivered.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Service Revenue
The Company provides technical and consultation service to its customers. Service revenue is recognized when the service is performed.

Spare Parts revenue
The Company recognizes sales of spare parts upon delivery.

Lease Revenue

The Company provides machinery lease to its customers. Lease revenue is recognized when the service is performed in accordance with terms of the contract.

The Company has entered into a direct financing lease with one of their customers. Under this lease substantially all benefits and risks of equipment ownership to the customer. In a direct financing lease the sum of the total future minimum lease payments receivable plus the estimated unguaranteed residual value of leased equipment, less unearned lease (finance) income is accounted for. Unearned lease income, which is recognized as revenue over the term of the financing by the effective interest method, represents the excess of the total future minimum contracted payments plus the estimated unguaranteed residual value over the cost of the related equipment. The unguaranteed residual value represents the estimated amount to be received at the lease termination or ultimate disposition of the leased equipment. The estimates of residual values are based upon available industry data and senior management’s experience with respect to comparable equipment. Residual value is reviewed periodically to determine if the current estimate of the equipment’s fair market value appears to be below its recorded estimate. If required, residual values are adjusted downward to reflect adjusted estimates of fair market values. Upward adjustments to residual values are not permitted. As of December 31, 2010 and 2009, and August 31, 2009 and 2008, the unearned lease income was $748,333, $0, $0 and $0, respectively. The $748,333 unearned income as of December 31, 2010 is expected to be earned during the year ended December 31, 2011. At the conclusion of the lease the residual value is estimated to be $1,504,000.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses, which amounted to $61,119, $53,716, $46,739 and $45,879 for the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008, respectively.

Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses, which amounted to $675,709, $985,171, $2,953, and $46,406 for the year ended December 31, 2010, the 2009 Transition Period, and  the years ended August 31, 2009 and 2008, respectively.

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

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) Law of China replaced the existing China laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT applicable to high technology corporations is 15%.

The Company has received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for the corporate enterprise income tax for the calendar years ended 2008 and 2009. The reduced income tax rate for the company is 7.5% and will be effective until December 31, 2009. From January 1, 2010, the income tax rate applicable to the Company is 15%.

Accumulated Other Comprehensive Income

The accounts of Beijing Wowjoint were maintained and its financial statements were expressed in Chinese Renminbi (RMB). Such financial statements were translated into United States Dollars (USD) in accordance with US GAAP, with the USD as the functional currency. All balance sheet items, assets and liabilities are translated at the current exchange rates of the balance sheet dates, shareholders’ equity is translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with GAAP as a component of shareholders’ equity.

During the year of 2010 and 2009, the transactions of Beijing Wowjoint were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. During the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008, the Company recorded a net foreign currency exchange gain and (loss) of $23,015, $0, ($203,761), and $0, respectively.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. As of December 31, 2010 and 2009, and August 31, 2009 and 2008, the unrealized foreign currency translation adjustments were gains of $1,093,014, $854,152, $822,313, and $810,520, respectively.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Segment Reporting

GAAP requires the use of the management approach model for segment reporting. The management approach model is based on how a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Based on this model, the Company has one reportable business segment, the manufacture and marketing of non-standard heavy lifting and carrying equipment in China.

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

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Recent Accounting Pronouncements

The following is a list of recent accounting pronouncements summarized below:

-
In April 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Compensation—Stock Compensation (Topic 718)." This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance ~~,~~ or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the Company’s consolidated financial statements.

-
In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), "Derivative and Hedging (Topic 815)."  All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts.  ASU 2010-11 became effective at the beginning of the reporting entity's first fiscal quarter beginning after December 15, 2010.  The provisions of ASU 2010-11 are not expected to have a material effect on the Company’s consolidated financial statements.

-
In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), "Consolidation (Topic 810)."  The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.  The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board ("IASB") for certain investment funds when compared with the conclusions reached under Statement 167.  The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167.  Early application is not permitted.  The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the Company’s consolidated financial statements.

-
In January 2010, FASB issued ASU No. 2010-06 – Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  2)  Activity in Level 3 fair value measurements.  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact in the Company’s consolidated financial statements.

-
On March 5, 2010, the FASB issued authoritative guidance to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first day of the first fiscal quarter beginning after December 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The adoption of this authoritative guidance did not have a material impact in the Company’s consolidated financial statements.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

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

-
In April 2010, the FASB issued Update No. 2010-17, or ASU 2010-17, Revenue Recognition—Milestone Method, which updates the guidance currently included under topic 605, Revenue Recognition. ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years, beginning after December 15, 2010 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact, if any, of this new accounting guidance on its consolidated financial statements.

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

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
 THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 3 – ACCOUNTS RECEIVABLE

A significant percentage of contract value is billed upon the delivery of the equipment to our customers. Accounts billed represent billed amounts. Unbilled amounts represent sales for which billings have not been presented to customers at year end. (See Note 15)

Accounts receivable consisted of the following:

	December 31,		August 31,
	2010	2009	2009	2008
Amount billed	$17,226,713	$12,281,860	$12,699,153	$4,517,745
Retainage, subsequent to completion of contracts and acceptance by the owners	2,070,188	2,477,356	2,549,114	8,655,204
Accounts receivable	19,296,901	14,759,216	15,248,267	13,172,949
Less: Allowance for doubtful accounts	(1,392,727)	(1,348,983)	(800,865)	(445,220)
Accounts receivables, net	$17,904,174	$13,410,233	$14,447,402	$12,727,729

Retainage, with respect to accounts receivable, is the balance invoiced but not paid by customers pursuant to retainage provisions in long-term contracts due upon completion of the contracts and acceptance by the customer after an evaluation period to determine that the machine is operating in accordance with the sales contractual agreement. Retainage not invoiced, and prior to the completion of the customary evaluation period accorded to customer, is accounted for as costs and estimated earnings and billings.

Note 4 –ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company provided allowance for doubtful debts in the aggregate amount of 43,744 and made provision for doubtful debts in the aggregate amount of 548,118 during the year ended December 31, 2010 and the 2009 Transition Period, respectively.

Analysis of allowances for accounts receivable is as follows:

	December 31,		August 31,
	2010	2009	2009	2008
Beginning of the period	$1,348,983	$800,865	$445,220	$286,100
Allowances made during the period	43,744	548,118	355,645	159,120
Closing balance	$1,392,727	$1,348,983	$800,865	$445,220

Analysis of allowances for other receivable is as follows:

	December 31,		August 31,
	2010	2009	2009	2008
Beginning of the period	$—	$69,197	$69,157	$-
Allowances made during the period	—	-	40	69,157
Write off during the period	—	(69,197)	-
Closing balance	$—	$-	$69,197	$69,157

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 5 – ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2010 and 2009, and August 31, 2009 and 2008 the advances to suppliers amounted to $3,523,727, $790,159, $1,831,154, and $9,322,928 respectively.

 Note 6 –INVENTORIES

Inventories are summarized as follows:

	December 31,		August 31,
	2010	2009	2009	2008
Raw materials and Inventoried Costs	$5,224,257	$3,635,328	$2,722,380	$4,194,119
Commercial spare parts	-	-	143,784	788,200
	$5,224,257	3,635,328	$2,866,164	$4,982,319

Inventoried cost, are costs relating to the assembly of sub-component parts available for future use on various types of machines manufactured by the Company, and for costs relating to the construction of equipment which has not been contracted by a customer, but which Company management has determined is readily saleable in the construction equipment industry. Total inventoried costs as of December 31, 2010 and 2009, and August 31, 2009 and 2008 was $1,646,583, $1,087,077, $0 and $0, respectively.

Note 7 – PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	December 31,		August 31,
	2010	2009	2009	2008
Plant	$1,280,820	$1,242,260	$1,283,639	$985,856
Furniture and fixtures	61,201	180,038	157,099	134,064
Equipment	905,830	584,176	543,789	529,862
Automobiles	391,497	264,379	236,511	223,242
	2,639,348	2,270,853	2,221,038	1,873,024
Construction in progress	1,511,255	-	-	-
Less: Accumulated depreciation	(942,207)	(640,917)	(543,554)	(331,951)
Plant and equipment, net	$3,208,396	$1,629,936	$1,677,484	$1,541,073

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expense of $301,290, $251,430, $211,258 and $150,195 for the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008, respectively.

Note 8 – INTANGIBLE ASSETS

Land Use Right
According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

Land use rights consisted of the following:

	December 31,		August 31,
	2010	2009	2009	2008
Land use rights	$1,128,318	$1,094,319	$1,092,250	$1,091,612
Less: Accumulated amortization	(84,624)	(54,716)	(45,510)	(18,194)
	$1,043,694	$1,039,603	$1,046,740	$1,073,418

Total amortization expenses of land use right for the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008 amounted to $29,908, $9,206, $27,287, and $17,377, respectively.

Future amortization expenses of the intangible asset are as follows:

Year ended December 31, 2011	$27,287
Year ended December 31,2012	27,287
Year ended December 31,2013	27,287
Year ended December 31,2014	27,287
Year ended December 31,2015	27,287
Thereafter	907,259
$1,043,694

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 9 – SHORT-TERM LOANS

Short-term loans were as follows:

	December 31,		August 31,
Description	2010	2009	2009	2008

Loan payable to Xi Zhimen Branch of ICBC, interest at 5.84% annually, due by June 30, 2011, with collateral consisting of buildings and land use rights.	$1,510,000	$-	$-	$-

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 31, 2009, with collateral consisting of buildings and land use rights.	-	732,250	-	-

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 31, 2009, with the collateral of buildings and land use right.	-	-	730,866	-

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 6.57% annually, due by October 30, 2008, with the collateral of buildings and land use right.	-	-	-	292,176

Loan payable to Da Zhongsi Branch of Beijing Bank, interest at 7.47% annually, due by November 11, 2008, with the collateral of buildings and land use rights.	-	-	-	438,263
	$1,510,000	$732,250	$730,866	$730,439

The interest expense was $59,923, $10,178, 21,574, and $24,844 for the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008, respectively.

Note 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are the following:

	December 31,		August 31,
	2010	2009	2009	2008
Accounts payable	$7,099,240	$4,294,832	$3,955,624	$5,195,570
Accrued expenses	256,804	-	2,041	40,812
Accrued warranty cost	146,673	142,253	141,985	127,746
Total	$7,502,717	$4,437,085	$4,099,650	$5,364,128

The Company’s equipments are typically sold with one year warranty from the date of sales against defects in materials, Warranty cost   is   accrued   as revenue   is   recognized. Cost of warranties   is   estimated   based   on the Company’s experience in recent years. Actual   warranty   costs when incurred are   charged   against   accrued   warranty   liability. The Company did not accrue warranty expense during the year ended December 31, 2010 and the 2009 Transition Period, as their accrued warranty was adequate to compensate for expected future warranty costs for machines sold during these periods ended.  The Company accrued warranty expense during the years ended August 31, 2009 and 2008 of approximately $14,150 and $31,750, respectively.

Note 11 – OTHER PAYABLES

Other payables comprised of the following:

	December 31,		August 31,
	2010	2009	2009	2008
Payable to employees	$62,601	$29,169	$826,597	$978
Payable to other companies	260,416	228,328	181,555	123,749
Total	$323,017	$257,497	$1,008,152	$124,727

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 12 – TAXES PAYABLES

Tax payables are summarized as follows:

	December 31,		August 31,
	2010	2009	2009	2008
VAT tax payables	$4,431,547	$4,988,518	$4,188,470	$2,203,098
Business tax payables	22,873	-	-	-
Income tax liability	567,389	238,504	956,411	223,944
Individual Income tax payable	23,946	-	-	-
Other tax payable	4,833	-	-	-
Total taxes payable	$5,050,588	$5,227,022	$5,144,881	$2,427,542

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax (VAT) in accordance with Chinese Laws. The VAT standard rate is 17% of the gross sale price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

Note 13– INCOME TAXES

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which is effective from January 1, 2008.

Prior to January 1, 2008, the CIT rate applicable to corporations in the PRC was 33%, which is composed of 30% national income tax and 3% local income tax. After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our subsidiaries is 25%. The New CIT Law has an impact on the deferred tax assets and liabilities of the Company. The Company adjusted deferred tax assets as of December 31, 2010 and 2009, and August 31, 2009 and 2008 was approximately $231,000, $398,000, $0, and $0, respectively, based on the Company’s best estimate. The deferred tax assets arose primarily due to timing differences with respect to PRC taxes. These deferred tax assets have been netted against the Company’s income tax liability. The Company will continue to assess the impact of such new tax laws in the future. The effects arising from the enforcement of the New CIT Law have been reflected in the accounts. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

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

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company was 7.5% until December 31, 2009.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company were to have non-PRC incorporated entities that are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law, as of December 31, 2009, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed in the year ended December 31, 2010, the 2009 Transition Period, and the years ended August 31, 2009 and 2008.

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory rate in the PRC and the effective tax rate.

	Year Ended December 31,	Four Month Transition Period Ended December 31,	Year Ended August 31,
	2010	2009	2009	2008

Income tax provision (benefit)	71%	(25)%	25%	25%
Abatement of taxes – Technology enterprises	(29)%	10%	(10)%	(10)%
Additional abatement	-	-	(8)%	(7)%
Permanent difference	-	-	1%	1%
Tax provision (benefit)	43%	(15)%	8%	9%

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2010 the Company does not have a liability for unrecognized tax expenses.

Note 14 – RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/ to related parties represents advances to / or from entities controlled by the Company’s shareholders, or the shareholders themselves. The amounts are unsecured, non interest bearing and due on demand.

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. The Company has advanced to Beijing Runtuo $82,191, $61,918, and $31,104 as of December 31, 2010 and 2009 and August 31, 2009, respectively. As of August 31, 2008, the Company has advanced $260,658 to the Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company. The CEO of the Company is the CEO and a shareholder in Wowjoint Mechanical. As of August 31, 2008 the Company has advanced to officers and shareholders of the Company $159,609. All advances as of August 31, 2008 were subsequently repaid. As of August 31, 2008, the Company has a liability to Wowjoint Mechanical $156,606, which has been subsequently repaid.

 WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 15 – COSTS AND ESTIMATED EARNINGS AND BILLINGS

The current assets, “costs and estimated earnings in excess of billings” on contract in progress, represent cumulative revenues recognized in excess of the cumulative amount billed to customers. Included in cost and estimated earnings in excess of billings are unbilled receivables on contracts, or portions of contracts, that have been recorded in sales on attainment of sales or revenue criteria, though appropriately recognized, cannot be billed yet under the contracts as of the balance sheet date. Included in costs and estimated earnings in excess of billings is retainage not invoiced, which is typically 5%-10% of a construction contract. Retainage not invoiced, and prior to the completion of the customary evaluation period accorded to customer, is accounted for as costs and estimated earnings and billings. Retainage is typically invoiced to our customer one year after delivery of construction equipment. This extended payment period for the last portion of a contract is given to allow the customer to operate their equipment and notify the Company if adjustments to the equipment are required.

As of December 31, 2010 and 2009, and August 31, 2009 and 2008, costs and estimated earnings in excess of billings are as follows:

	December 31,		August 31,
	2010	2009	2009	2008
Contract costs incurred plus recognized profits less recognized losses to date	$24,821,035	$20,384,927	$29,414,979	$16,017,440
Less: Progress billings to date	(22,130,836)	(18,063,678)	(23,765,509)	(14,063,267)
Costs and estimated earnings in excess of billings	$2,690,199	$2,321,249	$5,649,470	$1,954,173

The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2010 and 2009 are typically billed within one year.

Note 16 - BILLINGS IN EXCESS OF COSTS AND ESTIMATD EARNINGS

The current liability, “billings in excess of costs and estimated earnings” on contract, represents the amount billed in excess of revenues recognized. Based on normal sales contract terms, our customers pay 20%-30% of total contract value as a deposit. Payments received on contracts not yet started are recorded as advances from customers. Billings in excess of costs and estimated earnings” are payments received on contracts that have been started and where the payment on the contract exceeds work progress to date. As work progresses on contracts, billings in excess of costs and estimated earnings will gradually decrease to zero.

As of December 31, 2010 and 2009, and August 31, 2009 and 2008, billings in excess of cost and estimated earnings are as follows.

	December 31,		August 31,
	2010	2009	2009	2008
Progress billings to date	$1,723,818	$35,667	$1,314,681	$13,665,654
Less: Contract costs incurred plus recognized
profits less recognized losses to date	(827,169)	(12,452)	(773,555)	(2,516,822)
Billings in excess of costs and estimated earnings	$896,649	$23,215	$541,126	$11,148,832

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 17 – ORDINARY SHARES

Prior to Acquisition, CFAC has issued and outstanding 5,320,312 ordinary shares.

As described in Note 1, Wowjoint issued 5,700,000 ordinary shares to Beijing Wowjoint’s shareholders on February 22, 2010. In connection with the Acquisition, the holders of 1,374,089 of the ordinary shares sold in CFAC's initial public offering elected to redeem their shares. Wowjoint also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination.

After giving effect to the issuance of 5,700,000 ordinary shares to Wowjoint’s shareholders, the redemptions and the forward contract payments, there are 7,949,965 ordinary shares of Wowjoint outstanding as of December 31, 2010.

The movement of ordinary shares during the year ended in December 31, 2010 is summarized below:

Issued and outstanding shares of CFAC prior to acquisition	5,320,312
Shares redeemed	(1,374,089)
Shares under forward contact	(1,696,258)
2,249,965
Shares issued to Beijing Wowjoint’s shareholders	5,700,000
Outstanding shares as at December 31, 2010	7,949,965

Note 18 – STATUTORY SURPLUS RESERVE

In accordance with the laws and regulations of PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses incurred in previous years, and make allocations to its statutory surplus reserves. The Company’s PRC subsidiaries are required to transfer 10% of their after-tax profits to a statutory surplus reserve until the reserve balance reaches 50% of its registered capital, which must be completed prior to dividend distribution. Statutory surplus reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory surplus reserves should not result in its balance falling below 25% of registered capital, unless the reserves are used to reduce incurred losses. At December 31, 2010 and 2009, and August 31, 2009 and 2008, the balance of statutory surplus reserves was $3,024,562, $2,674,537, $2,674,537, and $1,122,095, respectively.

Note 19 – EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows

	Year Ended December 31,	Four Month Transition period Ended December 31,	Year Ended August 31,
	2010	2009	2009	2008
Net income (loss), basic and diluted	$412,081	$(5,335,781)	$9,783,789	$3,939,353
Weight average number of shares outstanding, basic and diluted	7,575,330	5,700,000	5,700,000	5,700,000
Earnings per share, basic and diluted	$0.06	$(0.93)	$1.72	$0.69

For accounting period prior to the date of reverse acquisition, the number of shares included in the earnings per share calculation has been retroactively restated to reflect the number of shares to which Beijing Wowjoint shareholders are entitled in the share purchase agreement.

As disclosed in Note 1, an earn-out provision in the share purchase agreement provides for up to an additional 500,000 ordinary shares being issued, the issuance of which is contingent upon certain performance criteria. As such contingency has not been met as of December 31, 2010, the above basic and diluted earnings per share have not included these issuable ordinary shares. In addition, diluted earnings per share exclude 1,786,056 ordinary shares, issuable upon the exercise of warrants, since the exercise price of these warrants were in excess of the average market price of the Company’s ordinary shares.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
THE TRANSITION PERIOD THE FOUR MONTHS ENDED DECEMBER 31, 2009
THE YEARS ENDED AUGUST 31, 2009 AND 2008

Note 20 – MAJOR CUSTOMERS AND VENDORS

Major vendors

There were two vendors from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2010, with each vendor accounting for about 12% and 11%, respectively, of its raw material purchases.

There was one vendor from which the Company purchased more than 10% of its raw materials for the 2009 Transition Period, accounting for about 12% of its raw material purchases. Accounts payable to the vender as of December 31, 2009, was $0.

There were four vendors from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2009, with each vendor individually accounting for about 23%, 22%, 14%, and 12%. Accounts payable to each vender as of August 31, 2009, was $0, $47,214, $0, and $0 respectively.

There was one vendor from which the Company purchased more than 10% of its raw materials for the fiscal year ended August 31, 2008, accounting for about 13%.  Accounts payable to the vender was $178,519 as of August 31, 2008

Major customers

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2010, with each customer accounting for about 37%, 20% and 19%, respectively, of total sales over this period.

There were two customers that accounted for over 10% of the total sales for the 2009 Transition Period, with each customer accounted for about 58% and 34%, respectively, of total sales over this period.

There were two customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2009, with each customer individually accounting for about 46%and 16%. Accounts receivable from the two customers as of August 31, 2009, was $158,136 and $1,529,118 respectively.

There were four customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2008, with each customer individually accounting for about 26%, 20%, 15% and 13%. Accounts receivable from these four customers as of August 31, 2008, was $2,025,697, $3,860,005, $2,161,832 and $982,141, respectively

Note 21 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2010 up through the date that the financial statements were issued.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provisions may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provides for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

In December 2007, we sold the following securities without registration under the Securities Act:

Shareholders	Number of Ordinary Shares and Warrants
Ralco Capital Limited(1)	624,235
Rising Year Group Limited(2)	622,078
Q.Y. Ma	5,750
Tan Xiao Wei	5,750

(1)	Ralco Capital Limited is 100% owned by our former chief executive officer and current director, Mr. Chun Yi Hao.

(2)	Rising Year Group Limited is 100% owned by the former chairman of our board of directors, Ms. Hope Ni.

Such securities were sold on December 12, 2007 in connection with our organization pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors. The ordinary shares and warrants issued to the individuals and entities above were sold for an aggregate offering price of $25,000 at an average purchase price of approximately $0.02 per unit (if one ordinary share and one warrant were treated as consisting, together, a single unit).

In January, 2008, Ralco Capital Limited sold 45,000 of our ordinary shares and warrants to Oliveira, including 5,870 ordinary shares and warrants that are subject to forfeiture to the extent that the underwriters do not exercise their over-allotment option. In January, 2008, Rising Year Group Limited transferred 22,500 of our ordinary shares and warrants to Globis International Investments LLC, 15,750 ordinary shares and warrants to Globis Capital Partners L.P., and 6,750 ordinary shares and warrants to Globis Overseas Fund Ltd. The ordinary shares and warrants transferred to the Globis entities included, in the aggregate, 5,870 ordinary shares and warrants that were subject to forfeiture to the extent that the underwriters did not exercise their over-allotment option. All of the foregoing transfers were made at $0.02 per share. Rising Year Group Limited also subsequently transferred 10,000 ordinary shares to Amy Kong, a senior vice president of the company. The transfers were made in reliance upon exemptions from registration pursuant to the so-called Section 4(1-1/2) exemption. The transfers were made between accredited and sophisticated individuals with no underwriting discounts or commissions being paid with respect to such transfers. Furthermore, the transferees acknowledged that they were acquiring the shares for their account for investment purposes only and that they had no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the United States. On April 14, 2008, we repurchased from Ralco Capital Limited and Rising Year Group Limited an aggregate of 179,688 ordinary shares and warrants at nominal cost, leaving 1,078,125 ordinary shares and warrants outstanding (14,063 of which were forfeited on a pro rata basis, as the underwriters did not exercise their over-allotment option in full).

In addition, our private placement investors purchased from us an aggregate of 1,944,444 warrants at $0.90 per warrant (for a total purchase price of $1,750,000). This purchase took place on a private placement basis in connection with our initial public offering. This issuance was made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

In connection with our initial public offering, we granted the underwriters for $100 a unit purchase option to purchase an aggregate of 225,000 units, consisting of one ordinary share and one ordinary share purchase unit, at an exercise price of $10 per unit. The securities were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act since they were sold to the underwriters of our initial public offering. No underwriting discounts or commissions were paid with respect to such securities.

On February 22, 2010, we acquired Beijing Wowjoint by purchasing all of its outstanding shares from existing shareholders of Beijing Wowjoint in exchange for the issuance of an aggregate of 5,700,000 of our newly issued ordinary shares. Concurrent with the closing, 3,696,735 of these acquisition shares were delivered into an escrow account. In addition, 500,000 earn-out shares will be issued to the Sellers in the event certain earnings and share price thresholds are achieved. Such shares were granted pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited investors.

In the second quarter of 2010, a warrant to purchase 60,000 of our ordinary shares at a strike price equal to $10.00 will be issued in a Section 4(2) private placement transaction to our investor relations firm, Hayden Communications International Inc. as a compensation for certain investor relations services to be provided.

Item 8. Exhibits.

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

5.1	Opinion of Conyers Dill & Pearman†

8.1	List of Subsidiaries †

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

10.27	Executive Employment Agreement, dated March 12, 2010, between China Fundamental Acquisition Corporation and Anthony Hung†

10.28	Investor Relations Consulting Agreement, dated March 12, 2010 between Wowjoint Holdings Limited and Hayden Communications International, Inc.†

10.29	Exclusive Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co. Ltd. and the shareholders of Beijing Wowjoint (Incorporated by reference to exhibit 4.11 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Hantian Xinda Technology Development Co.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd. ††

10.33	Loan agreement, dated June 11, 2010 ††

10.34	First amendment, dated September 15, 2010, to loan agreement ††

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)†

23.2	Consent of Sherb & Co. LLP, Certified Public Accountants & Consultants, an independent registered public accounting firm††

24.1	Power of Attorney†

†	Previously filed

††	Filed herewith

Item 9. Undertakings.

(a)	The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.