Form 20-F/A
period 2009-12-31
Wowjoint Holdings Ltd
filed 2011-09-06
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

FORWARD-LOOKING STATEMENTS

This Transition Report on Form 20-F contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Such forward-looking statements involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements, and such statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Transition Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	the diversion of management time on acquisitions and integration related issues;

•	difficulties in integrating the merged businesses and management teams;

•	changes in Chinese government’s anticipated infrastructure construction plans;

•	changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction;

•	changes in demand for customized heavy duty special construction machinery and equipment used in constructions of bridges, roads and railways;

•	the impact of inflation generally, as well as the rising costs of materials, such as steel;

•	loss of key customers;

•	changes in our operating expenses, partially attributable to fluctuating prices of raw materials such as steel;

•	changes in RMB exchange rate against major currencies that may negatively impact the purchase of import materials or the export of finished products;

•	legislation or regulatory environments, requirements or changes adversely affecting the construction machinery and equipment businesses in which we are engaged;

•	statements about industry trends in construction machinery and equipment, including infrastructure development and economic growth factors affecting supply and demand;

•	economic conditions in China generally and in particular in the construction machinery and equipment markets in which we operate; and

•	geo-political events and regulatory changes.

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

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Transition Report, or the documents to which it refers you, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated financial and operating data are derived from our audited consolidated financial statements as of and for the four month period ended December 31, 2009; our unaudited consolidated financial statements as of and for the four month period ended December 31, 2008; and our audited consolidated financial statements as of and for the fiscal years ended August 31, 2009 and 2008. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. Our audited consolidated financial statements for the four month period ended December 31, 2009; our unaudited consolidated financial statements for the four month period ended December 31, 2008; and our audited consolidated financial statements as of and for the fiscal years ended August 31, 2009 and 2008 are included elsewhere in this Transition Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Transition Report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes and “Operating and Financial Review and Prospects” included elsewhere in this Transition Report.

Summary of statement of operation data:
(US$ in thousands except per share and operating data)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
Revenue	1,696	17,208	44,622	36,233
Gross profit	(4,469)	4,918	13,323	6,054
Operating income	(6,221)	4,210	10,897	4,359
Net income	(5,112)	3,509	9,784	3,939
Basic net income per share(1)	n/a	n/a	n/a	n/a
Diluted net income per share(1)	n/a	n/a	n/a	n/a

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:
(US$ in thousands)

	Four months ended December 31,		Year ended August 31,
	2009	2008	2009	2008
Net cash provided by (used in) operating activities	(1,224)	(522)	767	1,905
Net cash provided by/(used in) investing activities	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	19	260	(5)	537

Summary of balance sheet data:
(US$ in thousands)

	As of December 31,		Year ended August 31,
	2009	2008	2009	2008
Cash and cash equivalents	675	956	1,895	1,438
Working capital(1)	9,780	9,196	14,978	5,532
Total assets	23,800	28,166	29,920	33,688
Total shareholders’ equity	12,643	11,989	17,943	8,151

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Transition Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Spot Exchange Rate
Period	Period Ended	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8260	6.8295	6.8258
February	6.8274	6.8274	6.8274	6.8274
March	6.8258	6.8262	6.8270	6.8254
April	6.8270	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8305	6.8245
June	6.7807	6.8127	6.8323	6.7807
July	6.7740	6.7762	6.7807	6.7709
August	6.8012	6.7873	6.8069	6.767
September	6.6895	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6903	6.6397
November	6.6670	6.6538	6.6791	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4948	6.5073	6.4786
June	6.4635	6.4780	6.4830	6.4628
July	6.4645	6.4575	6.4360	6.4720

Source: Federal Reserve Statistical Release
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts. For the year ended August 31, 2009, and in the period since then, a substantial majority of our revenues from equipment sales were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in costs exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

Some of our contracts contain price adjustment clauses which allow us to recoup additional costs incurred as a result of unexpected increases in raw material costs. However, we are typically required to bear a portion of the increased costs. From time to time, we may be required to perform extra or “change order” work under our contracts despite the absence of prior agreements with our customers on the scope or price of the work to be performed. Even though our contracts generally contain adjustment clauses for customers to pay for the extra work, we may be required to fund the cost of such work until the change order is approved and funded by the customer. We account for the costs of contract performance pending approval and funding of a change order by a customer by temporarily recording such costs as deferred costs and then adjusting to costs of sales in the period when revisions to a sale contract are determined. In addition, the performance of the extra work may cause delays in our other contract commitments and may have a negative impact on our ability to meet specified deadlines.

We rely on third parties to complete part of our equipment manufacturing, which may be adversely affected by the sub-standard performance or non-performance of such third parties.

We typically engage third-party subcontractors to perform a portion of the work under our contracts in order to minimize the need to employ a large workforce that includes skilled labor and semi-skilled labor, as well as to maximize our-cost efficiency and flexibility. However, we may not be able to monitor the performance of these subcontractors as efficiently as our own in-house staff. In addition, our inability to engage qualified subcontractors could affect our ability to maintain the quality of our products. Subcontracting exposes us to risks associated with non-performance, delayed performance, or sub-standard performance by subcontractors. We may also suffer losses or a lesser profit margin if the amounts we pay our subcontractors exceed our original estimates. As a result, we may experience deterioration in quality or delays with respect to the delivery of our equipment, incur additional costs due to the delays or at a higher price in sourcing the services, or be subject to liability under the relevant contracts for our subcontractors’ performances. Such events could impact our profitability, financial performance and reputation, and result in litigation or damage claims.

We often experience long delays in collecting on our accounts receivable, progress payments and the release of retention money by our customers, and such delays, together with the continued growth of our leasing business, may materially affect our working capital and short-term liquidity.

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

In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day to day operations. There can be no assurance that amounts due pursuant to accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.
A portion of our accounts receivables is aged over the terms of our contracts, which is not an uncommon issue in the current Chinese construction market in light of the bargaining power of very large customers, most of whom are state-owned enterprises, which may not settle the outstanding receivable balances on a timely basis, even after we have fulfilled all performance milestones (including customer acceptance and inspections). For large projects, this could result in a substantial delay in payment ranging from a few months to as much as several years.

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

Our business is based on a number of proprietary products, which are protected by patents filed in the PRC. We expect our future growth will rely on these proprietary products to meet customers’ demands. For example, given the expansion of China’s rail system into China into mountainous and heavily forested areas, we expect that sales of our integrated launching gantry, which is designed and well suited for such terrain, to represent an increasing portion of our overall sales in the next several years. However, if third parties should infringe on any of our patents on our integrated launching gantry or other products, as has happened on several occasions, we may need to devote significant time and financial resources in legal actions brought through the China court system to attempt to halt the infringement. For example, there is currently one ongoing lawsuit in the Beijing appeals court which we have filed in connection with infringements of our patents. An earlier ruling of this lawsuit ended in our favor, whereby the Beijing court awarded us RMB 1.0 million, and a second lawsuit that is also being heard by a court in Beijing was recently settled. Pursuant to the terms of that settlement we agreed to grant the infringing party the use of our patent in return for it entering into a multi-year contract with us. Conversely, in the event of an infringement claim by third parties against us, we may be required to spend a significant amount of time and financial resources to defend against such claim. However, we may not always be successful in lawsuits which we initiate or in defending ourselves against claims made against us by others. Moreover, any litigation could result in substantial costs and diversion of our management resources and could materially and adversely affect our business and operating results.

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

A majority of our products are large scale heavy duty machines which require skilled labor to operate. Failures in the design, quality control, installation and assembly, and operation of these machines, as well as accidents, geological catastrophes and other construction field hazards, may result in injuries to personnel, loss of lives and damages to property despite repeated testing by us before and after delivery of these machines to our customers. Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims and we currently do not carry product liability insurance. In the event a product liability claim is brought against us, the lawsuit may, regardless of merit or eventual outcome, result in damages to our reputation, loss of contracts, inhibit our ability to win future contracts, and lead to substantial costs in litigation, product recalls and loss of revenue.

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

Our success depends on stringent quality controls and timely delivery of our products, and any related failure could adversely impact our financial performance and result in damage to our reputation.

We design, manufacture and install our products based on the specific requirements of each customer. Our ability in obtaining future orders depends upon our ability to maintain and uphold the performance, reliability and quality standards required by our customers. We may experience delays in the collection of accounts receivables, additional expenses resulting from warranty and maintenance services, and reduced, cancelled or discontinued orders. Additionally, performance, reliability or quality claims by our customers, with or without merit, could result in costly and time-consuming litigation which would consume the time and attention of management and may result in significant monetary damages.

We depend upon customers concentrated in the infrastructure construction industry. A reduction in government spending in infrastructure development could adversely affect our performance.

From a macro-economic perspective, a major risk we face is the relatively large reliance on the PRC government's investment in transportation and infrastructure sectors. The PRC government's judgment of national economic conditions and expectations on economic development trends together with the utilization status of existing infrastructures and the expected needs for future expansion, may result in changes in public budget for infrastructure development. This is especially true with respect to investments in transport infrastructure such as railways and highways, and in the outsourcing volume of infrastructure construction projects by government bodies, changes in which may have an adverse impact on our business volume.

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

We are a solution provider of customized heavy duty large scale equipment for infrastructure construction projects. Each of our products is relatively unique to the construction projects in which it is designed to operate. Although most designs provide flexibility and the capacity to be modified, we are usually engaged by our customer on a per project basis. Thus, a majority of our sales do not result in repetitive purchases of the same piece of equipment, which may limit the extent to which our sales and profitability are sustainable in the future.

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

We are a holding company and conduct substantially all of our business through our principal operating subsidiary, Beijing Wowjoint Machinery Co. Ltd. and affiliated entities. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Beijing Wowjoint Machinery Co. Ltd. (“BWMC”) is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Beijing Wowjoint Machinery Co., Ltd. has had after-tax profits and has been contributing 10% of its after-tax profits to its general reserves, in accordance with the laws and regulations of the PRC. Its registered capital as at December 31, 2010 was US$10.3 million (which has been fully contributed and vested), and the balance of general reserves was US$3.0 million. BWMC will continue to contribute 10% of after-tax profits until it reaches 50% of registered capital. In addition, it is required to allocate a portion of its after-tax profit to its staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Beijing Wowjoint Machinery Co. Ltd. incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends and make other distributions to us could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Wowjoint currently enjoys certain preferential tax treatment in China; there can be no assurance that this will continue.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies were subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which consisted of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy the tax holiday treatment approved by the local government for a grace period of the next five years or until the tax holiday term is completed, whichever is sooner.

We currently qualify as a High Technology company, a classification which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We received a 50% tax exemption (a Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007, 2008 and 2009. The approved income tax rate for the company during those years was 7.5%. The reduced income tax rate was applicable until December 31, 2009. Our current income tax rate is 15%.

Our business and financial performance may be adversely affected if the PRC government reduces or postpones public spending on infrastructure construction.

Our largest customers are business entities such as project and construction companies established and directed by the central and local governments of the PRC. The future growth of the infrastructure construction industry in China depends primarily upon the continued need for major infrastructure projects. The nature, extent and timing of those projects will, however, be determined by the interplay of a variety of factors, including the PRC government’s spending on infrastructure in China, as well as the general conditions and prospects for China’s economy. Since the majority of funding for infrastructure construction projects in China comes from governmental budgets, implementation of the projects relies, to a significant degree, on the PRC government’s public policies and spending. Changes in public policies or government budgets may impact our business operations and financial performance.

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

We are subject to increasing environmental regulation

Our facilities, operations and products are subject to increasingly stringent environmental laws and regulations, including laws and regulations governing air emissions, discharges to water and the generation, handling, storage, transportation, treatment and disposal waste materials. While we believe we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely affected by costs, liabilities or claims with respect to existing or subsequently acquired operations resulting from present laws and regulations or those that may be adopted or imposed in the future.

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

In addition, our ability to continue to sustain and expand our business is dependent on a number of factors, including general economic and capital market conditions and credit availability from banks or other lenders. Recently, the PRC government has articulated a need to control the rate of economic growth and has been reported to be tightening its monetary policies, including increasing interest rates on bank loans and deposits and tightening the money supply to control growth in lending. We cannot give any assurance that further measures to control growth in lending will not be implemented in a manner that may adversely affect its future growth and profitability. Furthermore, there can be no assurance that the historical economic and market conditions affecting our business will continue, or that we will be able to sustain its growth.

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

The reorganization transactions in anticipation of the acquisition by China Fundamental, the acquisition itself and the reorganization transactions following the acquisition resulted in the registrant owning and controlling the equity and assets of Beijing Wowjoint Machinery Co., Ltd.; and the former PRC shareholders of Beijing Wowjoint Machinery Co., Ltd. becoming controlling shareholders of the registrant. The transactions accomplished indirectly without registration what is required under SAFE Circulars 75 and 106.

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

We must comply with Section 404 of the Sarbanes-Oxley Act, which requires us to document and test our internal controls over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our share price. We may also incur significant costs to comply with these requirements.

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

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through July 29, 2011 were $7.98 and $1.30, and the high and low prices of our warrants for the same period were $2.00 and $0.05, respectively. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

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

China passed a new EIT Law effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementation rules to the EIT law define “de facto management bodies.” Further, on April 22, 2009, the PRC State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of their De Facto Management Bodies (“Notice 82”). However it remains unclear how the PRC tax authorities will interpret and implement such rules. Our senior management is primarily located in the PRC, and almost all of our revenues currently arise from our operations in China.

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

Leading Provider of Customized Heavy-lifting and Carrying Equipment

In 2010, we held a market share of approximately 20% or more in three of our product lines: special carriers, tyre trolleys, launching gantries, and a market share close to 80% of our latest innovative product, the integrated launching carrier.According to the Twelth Five Year Plan (2011 - 2015), China will continue to invest heavily in transportation infrastructure including railways, highways, and urban metro transit systems, with the aggregate investment expected to reach RMB2.8 trillion ($430 billion) according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery, notwithstanding a scaling back of government spending on infrastructure projects in the latter part of 2009 and in the first quarter of 2010.

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

Production line	Sales for year ended August 31, 2009 (RMB)	Percentage of sales	Sales for four months ended December 31, 2009 (RMB)	Percentage of sales
Launching gantry	15,133,798	33.9%	-	-
Special carrier	10,620,441	23.8	131,941	7.8%
Special launching carrier	4,263,381	9.6	943,417	55.6%
Special purpose equipment	3,148,412	7.1	-	-
Tyre trolley	7,324,482	16.4	-	-
After-sales service	1,558,797	3.5	248,450	14.6%
Service revenue	2,572,848	5.8	372,406	22.0%
Lease revenue	-	-	-	-
Total	44,622,159	100.0%	$1,696,214	100.0%

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

Unfunded Backlog

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

We have signed sales and service contracts with blue chip, large state-owned enterprises in China with good credit, such as CRCC and CRG.  Our contracts are not conditioned upon the related funding by the PRC government or upon our customers’ receipt of payment by the PRC government. However, if our customers have not received funds from the government, they may delay payment to us due to their own working capital constraints.  To date, we have not experienced significant problems due to bad debts.

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

Our sales contracts typically do not include detailed indemnification provisions, but they do generally contain a general clause stating that if one party cancels the contract, such party is liable under the law for breach of contract. If our products or services cannot meet the requirements specified in governing contracts, we will be responsible for rectification within a reasonable period of time. If a customer is still not satisfied after the rectification, the customer has the right to cancel the contract, and we are required to compensate the customer for any losses.  While our contracts do not permit our customers to terminate the agreement without penalty if their projects are not funded by the PRC government, our sales contracts typically do not specify how much money the breaching party shall pay, and, to date, no penalties have been assessed the few times customers have cancelled their contracts under such circumstances. It is understood it shall be settled between parties or by court orders. In our history, cancelation of contracts rarely happens. One customer, China Railway Construction Engineering Group (“CRCEG”) is a subsidiary of CRG. At the beginning of 2009, CRCEG anticipated obtaining a major construction order, which would have required it to buy a special launching carrier. On June 28, 2009, CRCEG agreed to buy a special launching carrier from the company for a total price of $4.3 million. However, ultimately, CRCEG did not win this job and hence no longer required the special launching carrier that it had ordered. Instead, another subsidiary of CRG was awarded the job. Around the beginning of December 2009, CRCEG informally notified us that it no longer required the special launching carrier. On December 12, 2009, the company agreed to cancel the contract, as CRCEG introduced a new customer, from the 12th Bureau of CRG, to take over this contract via a lease of the equipment. This was the first time that we had business dealings with CRCEG, although we have worked closely with other subsidiaries and bureaus of CRG over the years. Currently, the company does not have any other contracts with CRCEG. This cancelation order was the first time. Wowjoint did not ask for to be indemnified for the inventory cost by the customer because the customer transfered this contract machine to another ender user which is in the same group of companies with the customer. The other ender user signed a contract with Wowjoint with a contract value of about $4.4 million.

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

Intellectual Property

All of our products are sold under the brands “Beijing Wowjoint Bridge Industrial”), “Beijing Wowjoint” and “Wowjoint”, which are widely known in the industry in China. We have registered the www.wowjoint.com domain name.

Patents and Licenses

The following table sets forth our registered patents as of May 23, 2011:

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

We have obtained all the necessary permits and licenses necessary to conduct our current businesses, including our production, technical service and leasing businesses. As of June 30, 2011, we had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment, one license to maintain and repair heavy duty lifting and carrying equipment, and one license to alter heavy duty lifting and carrying equipment.

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

Facilities

Wowjoint currently occupies facilities with an aggregate area of 333,659 square feet. One operation location, 10 miles from Beijing Capital Airport, Beijing, China, is where design, engineering and manufacturing activities take place. Our marketing and sales teams are housed in another building in the west district of Beijing, China. Of the total space, we own one facility of 143,517 square feet and lease all of our remaining space. We hold the appropriate land use rights for all of our facilities.

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

AGL has limited capitalization and no operations other than its holdings in BXFI, the sole shareholder of Beijing Wowjoint. Giant Nova Holdings Limited is a company with limited capitalization which formerly was a private company registered in the British Virgin Islands with no subsidiaries. It previously held the interests of the shareholders of Beijing Wowjoint Machinery Co. Ltd. (“BWMC”), with the majority of its ultimate shareholders being the shareholders and key management of BWMC, though it served no business purpose prior to the acquisition. Giant Nova Holdings Limited did not legally own any interest in any of the PRC subsidiaries, such as BWMC, despite the fact that its beneficial shareholders were also the majority shareholders of holders of BWMC. Giant Nova Holdings Limited was formed with the intention to help expand Wowjoint’s equipment sales in international markets, and we expect that it will engage in the sales and marketing of Wowjoint equipment in the near future. There were and are no contractual agreements or other arrangements between Giant Nova Holdings Limited and the shareholders of Beijing Wowjoint. In connection with the Share Purchase Agreement, the shareholders of Giant Nova and AGL received 5,691,450 shares and 8,550 shares, respectively. Following the Acquisition, Giant Nova’s shareholders held a majority of the outstanding shares of the combined company.  All of the beneficial shareholders of BWMC noted in the chart below are also the ultimate beneficial shareholders of Giant Nova.

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

As a result of the challenging conditions during that period, our backlog was substantially depleted, with an estimated value at December 31, 2009 of $2.5 million, although we were actively bidding on multiple contracts. No funding of the existing infrastructure structure projects in which we were involved was cancelled, deobligated or terminated by the Chinese government.  Nor did the Chinese government announce the cancellation of any construction plans.  We believe that all plans were simply delayed as the government shifted its funds towards slowing down the economy. Since the easing of the tightening in 2010, we have gradually rebuilt our backlog, and last announced backlog was over $25 million as of March 24, 2011, and $29 million as of May 19, 2011, almost all of which is on track and which we expect to recognize as revenues over the balance of 2011. Our backlog refers to contracts which have been signed and for which revenue has not been recognized, apart from a general clause that if one party cancels the contract, it means such party has breached the contract and shall bear legal responsibility of breaching a contract. However, such backlog is not firm or funded, and is cancelable, and we typically have limited rights in the event of cancellation by our customers.  See “Business – Marketing, Sales and Customer Support.”  Our management views backlog as one of many indicators of the performance of our business.  Because many variables can cause changes in backlog, and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

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

On July 22, 2011, we announced a contract with Shenzhen Land Investment & Development Center to provide a 50 tone marine hoist. The total contract value is approximately $400,000. The marine hoist will be used as a yacht hoist in the 2011 Shezhen Universiade. This is the second industry that we have been able to penetrate with our customized marine hoist.

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

Principal materials and components that we use in our various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, and a variety of other commodities and fabricated or manufactured items. For key components, such as steel structure, rubber tires, hydraulic parts, engines, and other hardware parts, or imported parts from overseas, which we custom-order from suppliers to meet specific requirement for our machines, we need to pay 20-30% of the contract value in advance after we sign contracts with our suppliers.  The remainder needs to be paid promptly before or upon delivery.  Approximately 30-40% of our supplies fall into this category. For non-key components (60-70% of our supplies), the standard payment term is one month from delivery date. Extreme movements in the cost and availability of these materials and components may affect its financial performance. We have been able to successfully reduce input costs for many of its materials, although it remains concerned by the potential for steel prices to rise. With the move of the major mining companies to reprice ore on a quarterly basis rather than annually, this will make steel purchasing more volatile. At this point, it is difficult to predict the impact that such pricing actions may have on its business.

Basis of Presentation

The following discussion and analysis of Beijing Wowjoint’s financial condition and results of operations is based on selected financial information and has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiary, BXFI and variable interest entity (“VIE”), Beijing Wowjoint, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this Transition Report.

On August 25, 2009, AGL, via its wholly owned subsidiary, BXFI, entered into contractual agreements with Beijing Wowjoint and its shareholders, by which BXFI is deemed the primary beneficiary of Beijing Wowjoint, and Beijing Wowjoint being a variable interested entity of AGL, is deemed a subsidiary of AGL under the requirements of the U.S. generally accepted accounting principles (“GAAP”); as further described in “Wowjoint Corporate Structure”. According to GAAP, a variable interest entity is required to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.  The financial and operational results of Beijing Wowjoint Machinery Co. Ltd. and its branch are included in the consolidated statements of operations from the effective date of acquisition.

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

In mid-2010, the ownership of Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) was transferred to BXFI. After the transfer was completed, we directly owned 100% of BWMC, our operating entity.

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

Consolidated Income Statements

In May 2010 Wowjoint changed its fiscal year-end from August 31st to December 31th.

The following table sets forth our financial results for the years ended August 31, 2009 and 2008 and the four months ended December 31, 2009 and 2008.

	Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2009	2008	2009	2008
Sales	1,696	17,208	44,622	36,233
Cost of goods sold	6,165	12,290	31,299	30,178
Gross Profit	(4,469)	4,918	13,323	6,055
General and administrative expenses	1,386	654	2,168	1,551
Selling expenses	366	54	258	145
Other (gain) expenses	56	82	274	48
(Loss)/Income before income taxes	(6,277)	4,128	10,623	4,311
Income taxes (benefits)	(942)	310	839	372
Net income	(5,336)	3,819	9,784	3,939

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

Beginning in the second half of 2010, we have recognized revenues from our leasing contracts as the fulfillment of our obligations under the lease occurs. Our limited entry into leasing is not expected to have any significant effect on our business, including sales of our equipment. The lease arrangements do not contain any specific termination or indemnification provisions, except that in some cases, there is general language providing that if a client does not pay, or if a delay or shutdown is caused by the customer, liquidated damages must be paid to us. If we are responsible for a delay in the project, we may be forced to pay liquidated damages.

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
We were engaged in more service activities during this period, which accounted for approximately 18% of total revenue in the fourth quarter of 2010, providing a more stable source of cash flows compared to machinery sales. We offer two types of technical service contracts: (1) those where we are responsible for disassembling the entire equipment, transporting the parts to other locations and re-assembling the equipment for further use; and (2) those where we do not manufacture the equipment, but rather only do design work based on the customer’s specific requirements. The related cost of these projects is quite low, primarily including the engineers’ salaries and related expenses. Hence the gross margin is quite high, sometimes as much as 80%. This type business accounted for 40% of our total technical service revenue in the fourth quarter of 2010. This type of service contract increased our overall gross margin even though technical service revenue as a percentage of total revenue declined in the fourth quarter of 2010. Gross margin for this segment was 49%, much higher than that of machinery sales at 22%. This factor was the primary contributor to the gross margin increase in the fourth quarter compared to the first nine months of 2010.

In general, we saw an improvement in business trends in the latter half of 2010 compared to the first half, as evidenced by recent contract announcements and growth in our backlog. However, given the nature of our business, our revenues and income will vary considerably from quarter to quarter. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of its macroeconomic policy. Any decrease or delay in government funding of railway construction and maintenance or other infrastructure projects or overall government spending could cause the number of contracts up for bid to fall, the traditional upfront payments of 20% - 40% to be lowered or payment terms to be stretched, any of which would adversely affect our results of operations. See “Risk Factors – Risks Associated with Our Business and Industry.” Our business and financial performance may be adversely affected if the PRC government reduces or postpones public spending on infrastructure construction.

On August 15, 2011, we announced our preliminary financial results for the second quarter ended June 30, 2011.

Our revenues for the second quarter ended June 30, 2011 increased 228% to $8.4 million, as compared to $2.6 million in the second quarter of 2010. Technical service sales were $0.3 million for the quarter, compared to $1.5 million in the same quarter last year. Lease revenue was $0.2 million for the second quarter 2011, which is a recent addition to our revenue stream and will continue to be a focus for Wowjoint due to its higher margins. International based revenues accounted for approximately 53% of our total sales, an increase from 3% of total sales in the same period of 2010.

Gross profit increased substantially to $2.4 million from $0.6 million in the year ago period. Gross margins increased 570 basis points to 28.9% in the second quarter of 2011, compared to 23.2% in the same period in 2010. Operating income increased to $1.5 for the second quarter of 2011, compared to a loss of $0.8 million for the second quarter of 2010. Net income for the second quarter of 2011 was $1.0 million, or $0.13 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $0.4 million in same period of 2010.

Cost of sales for the three months ended June 30, 2011 was approximately $6.0 million, as compared to $2.0 million for the three months ended June 30, 2010. The higher cost of sales in the second quarter of 2011 was due to higher sales volume. Operating expenses for the three months ended June 30, 2011, were approximately $0.9 million, compared to $1.4 million for the same period in 2010. The second quarter of 2011 reflects a focused reduction in expenses from the our average operating costs, as well as a reduction in bad debt expense. Selling expenses for the three months ended June 30, 2011 totaled $0.4 million, compared to $0.3 million in the same period of 2010.

Cash and cash equivalents totaled $4.3 million at June 30, 2011, as compared to $3.0 million at March 31, 2011.

Accounts receivable were $15.8 million at June 30, 2011, as compared to $16.8 million at March 31, 2011. The slight reduction shows our continued focus on reducing the receivables while still expanding sales. The majority of our receivables are from large blue chip companies in China, and we therefore believe that collection of the receivables is relatively secure.

Inventories amounted to $8.4 million, which was flat from $8.5 million at March 31, 2011, but an increase from year-end due to additional materials that were purchased for production of equipment, and were in-line with the sales increase.

Working capital was $15.1 million on June 30, 2011. We had total stockholders' equity of $22.2 million, with total assets of $44.7 million versus total liabilities of $22.5 million on June 30, 2011.

Our revenues for the six month period ended June 30, 2011 increased 250% to $15.0 million, as compared to $4.3 million for the six month period ended June 30, 2010. Technical service sales for the first six months of 2011 were $1.0 million, compared to $1.6 million in the same period in 2010. Lease revenues for the six months ended June 30, 2011 were $0.5 million. International based revenues accounted for approximately 41% of total sales, a substantial increase from 3% of total sales in the same period 2010.

Gross profit increased to $3.8 million from $0.9 million in the year ago six month period. Gross margins increased 510 basis points to 25.5% in the first six months of 2011, compared to 20.4% in the same period in 2010.

Operating income for the six months ended June 30, 2011 increased to $1.9 million compared to a loss for the same period in 2010. Net income for the first six months of 2011 was $1.8 million, or $0.22 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $1.2 million in same period 2010.

Cost of sales for the six months ended June 30, 2011 was approximately $11.2 million, as compared to $3.4 million for the six months ended June 30, 2010. Operating expenses for the six months ended June 30, 2011 were approximately $2.0 million, compared to $2.2 million for the same period in 2010. Selling expenses for the six months ended June 30, 2011 totaled $0.6 million, compared to $0.3 million in the same period of 2010, due to larger sales for the period.

We continue to diversify our business, and during the second quarter 2011, we announced over $8 million in new lease agreements and deeper penetration into the China market by adding new customers. We are pursuing vertical markets such as highway and bridge maintenance, subway systems and clean tech power plants. These vertical markets will utilize our core competency of specialized engineering of large equipment. We are also actively pursuing international contracts and have conducted outreach to numerous potential overseas clients.

In recent months we have experienced a slight reduction in China’s infrastructure spending, although projects still remain in the government’s plans and the reduction is based on timing of those projects. To mitigate its impact, we are placing a concerted effort on increasing our international sales and expanding our lease revenue. We have signed $22.3 million in new contracts since the beginning of 2011, with a substantial percentage of those contracts being in either leasing, technical services or International sales.

As of June 30, 2011, our backlog of signed contracts totaled approximately $22 million.
Analysis of Results from Operations

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

There was a noticeable shift in macro policy by the Chinese government in the last four months of 2009, whereby government agencies greatly reduced their spending on infrastructure.  This was in sharp contrast to the spending in the previous period, where the Chinese government was in an expansive mode, to counter the impact of the global financial crisis. The Chinese government uses the release of funds for its macroeconomic projects as part of its macro and fiscal policy and economic stimulus, and the release of funds for projects may increase if the economic conditions weaken and vice versa. As our customers are primarily Chinese state owned enterprises, our customers have limited recourse or ability to sue or recover from the Chinese government. The shift in Chinese government macro-economic policies following the global financial crisis did not lead to the cancellation of any major projects in which we were involved, including major high speed rail projects. However, in some cases, delays occurred in the implementation of the project plans, and in releasing funds to the state-owned enterprises who are our customers. As such, a delay in funding or payment in receivables by the Chinese government led to a delay in funding or payment in receivables by our customers to us, which negatively impacted our results in the four months ended December 31, 2009.

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

Income taxes.  Income tax was approximately ($1.2) million for the four months ended December 31, 2009, as compared to $0.6 million for the four months ended December 31, 2008.

Net income.  Net income decreased $8.6 million to ($5.1) million for the four months ended December 31, 2009, as compared to $3.5 million for the four months ended December 31, 2008.

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

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the years ended August 31, 2009 and 2008 and the four months ended December 31, 2009 and 2008:

	Four Months Ended December 31,		Years Ended August 31,
US$ (in thousands)	2009	2008	2009	2008
Net cash provided by operating activities	(1,224)	(522)	763	1,905
Net cash used in investing activities	(50)	(239)	(347)	(2,138)
Net cash provided by (used in ) financing activities	19	260	(5)	537
Net cash flow	(1,220)	482	457	1,242
Cash and cash equivalents at beginning of period	1,895	1,438	1,438	197
Cash and cash equivalents at end of period	675	956	1,895	1,438

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

Liquidity

As of June 30, 2011, we had total assets of US$44.7 million, of which cash amounted to US$4.3 million, accounts receivable amounted to US$15.8 million, other receivables amounted to US$1.3 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $3.2 million. While working capital was approximately $15.1 million, equity amounted to $22.2 million. The current ratio was approximately 1.72:1.

As of July 31, 2011, we maintained in total RMB55 million (approximately $8.25 million) in rolling credit facilities, of which RMB40 million ($6 million) was granted by the Industrial and Commercial Bank of China Limited on November 30, 2010 (expiring on December 8, 2011); RMB10 million ($1.5 million) was granted by China Development Bank on February 23, 2011 (expiring on February 24, 2014); and RMB5 million ($0.75 million) was granted by China Minsheng Bank on March 29, 2011 (expiring on March 29, 2012). Under these credit facilities, we:

(1) must pay the principal and related interests when due;

(2) without written consent, cannot provide guarantees to third parties if the amount of guarantee exceeds 30% of its total assets or 50% of its net assets;

(3) pledge all future and current accounts receivables to the three banks based on the respective facility amount on a pari pass basis; and

(4) must not conduct any activities which may be materially detrimental to interests of Industrial and Commercial Bank of China, China Development Bank and China Minsheng Bank. The facilities with the Industrial and Commercial Bank of China and China Development Bank each have a guarantee from Beijing Zhongguanchun Sci-tech Guaranty Co., Ltd., which is a professional guarantee company mainly funded by the Chinese government and provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the Company obtain bank financing at a reduced interest rates. The facility with China Minsheng Bank has a personal guarantee from Yabin Liu (the Company’s Chief Executive Officer).

Only the credit facility granted by China Development Bank is a long-term facility. However, we have begun negotiations with the Industrial and Commercial Bank of China Limited and China Minsheng Bank to increase the respective facility sizes and to extend the tenor. However, we can provide no assurance that we will be able to increase the facility sizes or extend the tenor before the expiration dates of these two facilities.

Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreements. The Company is not subject to any covenants limiting its ability to incur additional indebtedness.

The Company is in compliance with all restrictive covenants and financial ratios under the credit agreements.

As of December 31, 2010, approximately $1.5 million was drawn for short-term loans under the credit facility with the Industrial and Commercial Bank of China Limited. The remaining $4.5 million available under this credit facility allows the Company to bid on projects by issuance of guarantees, letters of credit, bid and performance bonds, and is not reflected on the balance sheet.

As of July 31, 2011, approximately $3.8 million was drawn for short term loans under the credit facilities with the Industrial and Commercial Bank of China Limited ($3.05 million) and with China Minsheng Bank ($0.75 million), respectively. Approximately $1.5 million was drawn for long term loans under the credit facility with China Development Bank. There was $2.95 million remaining on the credit facility with the Industrial and Commercial Bank of China Limited and no undrawn amounts remaining under the credit facilities with China Development Bank and China Minsheng Bank.

Source of Funds and Liquidity Management

Our short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans. We are not subject to any covenants limiting its ability to incur additional indebtedness.
Our inability to collect receivables on a timely basis has adversely affected our working capital and short term liquidity. Our short-term funding needs have historically been met mainly by cash on hand and cash flows from operating activities, as well as through bank loans.

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

As of December 31, 2010, we had in aggregate, gross accounts receivable of $19.3 million. Of this total amount, from the time revenue was recognized, $10.1 million, or 52.4%, had been outstanding for less than 12 months; $7.4 million, or 38.2%, had been outstanding for 12 to 24 months; $1.6 million, or 8.3%, had been outstanding for 24 to 36 months; and $0.2 million, or 1.1%, had been outstanding for over 36 months.

In the first half of 2011, $9.2 million has been collected, and $9.7 million is expected to be collected prior to December 31, 2011. The remaining $0.4 million is unlikely to be collected and we have provided a 100% allowance of doubtful debts for this portion.

Historically, all accounts receivables that exceeded our normal payment terms were subsequently collected except for the ones for which we had made an “Allowance for Doubtful Accounts”, which were $1,392,727, $1,348,983, $800,865 and $445,220 as of December 31, 2010 and 2009, and August 31, 2009 and 2008, respectively.

The maximum period for which accounts receivables have remained outstanding before they were subsequently collected related to one project with contract value of approximately $2.4 million for China Railway 5th Bureau. The project was completed in July 2008, and a warranty payment for 10% of the contract value should have been received one year after the project completion date. However, the final warranty payment was not received until January 2011.

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

A portion of our accounts receivables is aged over the terms of our contracts, which is not an uncommon issue in the current Chinese construction market in light of the bargaining power of very large customers, most of whom are states owned enterprises, who may not settle the outstanding receivable balances on a timely basis, even after we have fulfilled all performance milestones (including customer acceptance and inspections). For large projects, this could result in substantial delays in payment of a few months to as much as several years. As of December 31, 2010, we had in aggregate, gross accounts receivable of US$19.3 million. Of this total amount, from the time revenue was recognized, US$10.1 million, or 52.4%, had been outstanding for less than 12 months; US$7.4 million, or 38.2%, had been outstanding for 12 to 24 months; US$1.6 million, or 8.3%, had been outstanding for 24 to 36 month; and US$0.2 million, or 1.1%, had been outstanding for over 36 months.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our current directors and executive officers are as follows:

Name	Age	Position
Yabin Liu	53	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	55	Chief Technical Officer and Director
John Rui Peng	30	Comptroller and acting Chief Financial Officer
Liguo Liu	40	Senior Vice President of Marketing and Sales
Jibing Li	57	Director
Chun Liu	70	Director
Feizhou Hao	44	Director

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

Hao Feizhou became a director of Wowjoint on August 1, 2011. Mr. Hao has many years of investment banking and fund management experience. From 1998 to 2006, Mr. Hao was advisor for the initial public offerings and listings on Chinese Stock Exchanges of a number of companies including Hubei Huaxin Cement Co. Ltd., Xinjiang Dushanzitianli High-tech Co. Ltd and Foshan Huaxin Packaging Co. Ltd. Since 2006, Mr. Hao has been employed by China Golden Future, Inc., which was founded by the China Research Development Foundation under the State Council’s Research Development Center. Mr. Hao is currently involved in preparing for the launch of a hedge fund in China, which will engage in the acquisition of mineral resources in China, Australia, Mexico, the United States, Western Africa, and other countries and regions. Mr. Hao has a Master's degree in Finance & Economics from China Central University of Finance & Economics and a Bachelor’s degree from China University of Geosciences.

Board Committees

China Fundamental’s board of directors has established an audit committee, a compensation committee and a nomination governance committee.

Audit Committee. Our audit committee consists of Jibing Li, Feizhou Hao and Chun Liu as of August 15, 2011. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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
Compensation Committee. Our compensation committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as of August 15, 2011. Mr. Hao is the chair of our compensation committee. Messrs. Hao, Li and Liu do not have any direct or indirect material relationship with us other than as a director.

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

Nomination Committee. Our nomination committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as at August 15, 2011. Mr. Chun Liu is the chair of our nomination committee. Messrs. Hao, Li and Liu did not have any direct or indirect material relationship with us other than as a director.

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

The business address of each party described above is 1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng District Beijing.

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

Beijing Wowjoint

The following table shows information concerning the annual compensation provided by Beijing Wowjoint to its executives for services during the periods indicated:

Name	Year Ended	Salary		Bonus		TotalCompensation

Yabin Liu	December 31, 2010	RMB	209,728	RMB	222,569	RMB	432,297
	December 31, 2009 (four months only)	RMB	60,700	RMB	80,080	RMB	140,780
	August 31, 2009	RMB	226,380	RMB	240,240	RMB	466,620
	August 31, 2008	RMB	221,760	RMB	240,240	RMB	462,000
	August 31, 2007	RMB	188,496	RMB	204,549	RMB	393,045

Fude Zhang	December 31,2010	RMB	205,331	RMB	204,363	RMB	409,694
	December 31,2009 (four months only)	RMB	55,425	RMB	69,693	RMB	125,118
	August 31, 2009	RMB	210,070	RMB	209,080	RMB	419,150
	August 31, 2008	RMB	205,920	RMB	209,080	RMB	415,000
	August 31, 2007	RMB	175,032	RMB	174,510	RMB	349,542

Liguo Liu	December 31,2010	RMB	150,871	RMB	231,189	RMB	382,060
	December 31,2009 (four months only)	RMB	43,137	RMB	78,840	RMB	121,977
	August 31, 2009	RMB	154,350	RMB	236,520	RMB	390,870
	August 31, 2008	RMB	150,480	RMB	236,520	RMB	387,000
	August 31, 2007	RMB	127,908	RMB	199,372	RMB	327,280

Yasheng Liu*	December 31,2010	RMB	96,176	RMB	89,431	RMB	185,607
	December 31,2009 (four months only)	RMB	24,642	RMB	33,800	RMB	58,442
	August 31, 2009	RMB	109,047	RMB	101,400	RMB	210,447
	August 31, 2008	RMB	108,000	RMB	101,400	RMB	209,400
	August 31, 2007	RMB	91,800	RMB	84,540	RMB	176,340

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

Director Independence

Our board of directors has determined that Messrs. Feizhou Hao, Jibing Li and Chun Liu qualify as independent directors.

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
(4)
Mr. Hao is the sole shareholder of Ralco Capital Limited, and he has sole voting power and dispositive power with respect to the ordinary shares owned by Ralco Capital Limited.  Includes private placement warrants to purchase 305,556 ordinary shares and founders warrants to purchase 482,859 shares. Mr. Hao’s business address is Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

(5)
Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited.  Includes private placement warrants warrants to purchase 305,556 ordinary shares and founders warrants to purchase 481,027 shares.

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

(7)
Mr. Steven Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Steven Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956. Includes 44,413 ordinary shares and founders warrants to purchase 44,413 shares, and private placement warrants to purchase 555,555 shares.

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

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee currently consists of Jibing Li and Chun Liu. Mr. Li is the chair of our audit committee, and we believe that Chun Yi Hao qualified as an “audit committee financial expert” and was “independent” as such terms are defined in the rules of the Securities and Exchange Commission until Mr. Hao resigned as a member of our Board of Directors on June 1, 2011.

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

The following table represents the approximate aggregate fees for service rendered by Sherb & Co., LLP, UHY Vocation HK CPA Limited and BDO Seidman, LLP for the fiscal years ended December 31, 2010, 2009 and 2008.

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

Notwithstanding these elections, we are currently in compliance with respect to NASDAQ Listing Rules 5605(c)(2)(A) and 5605(b)(1) as we have determined that Messrs. Jibing Li and Chun Liu, who currently comprise our Audit Committee and a majority of our Board of Directors, qualify as independent directors.

We currently do not require independent director involvement in either the nomination of directors or the determination of executive officer compensation, although Wowjoint’s Nomination and Compensation Committees currently consists of Messrs. Jibing Li and Chun Liu, who are independent.  We also do not require regularly scheduled regularly scheduled meetings at which only independent directors are present.

On June 1, 2011, Chun Yi Hao resigned as a member of our Board of Directors for personal reasons. At the time of his resignation, Mr. Hao was chair of Wowjoint’s compensation committee and also served on the company’s audit committee and nomination committee.

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

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd.†

10.33	Loan agreement, dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd.†

10.34	First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd.†

11.1	Code of Ethics†

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) ††

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))††

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

†	Previously filed

††	Filed herewith

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: September 2, 2011		Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Authentic Genius Limited and its Subsidiaries

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2009, December 31, 2008 (Unaudited), August 31, 2009 and August 31, 2008	F-2
Consolidated Statements of Operations for the four month periods ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-3
Consolidated Statements of Shareholders' Equity for the four months ended December 31, 2009	F-4
Consolidated Statements of Cash Flows for the four months ended December 31, 2009 and 2008 (Unaudited) and the Year ended August 31, 2009 and 2008	F-5
Notes to Consolidated Financial Statements	F-6

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

/s/ Sherb & Co., LLP
Certified Public Accountants

New York, New York
November 9, 2010

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,		August 31,
	2009	2008	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$675,286	$955,667	$1,895,224	$1,438,074
Accounts receivable, net of allowance for doubtful accounts
of $1,348,983, $552,969, $800,865, and $445,220, respectively	13,410,233	16,213,702	14,447,402	12,727,729
Other receivables, net of allowance for doubtful accounts
of $0, $69,197, $69,197, and $69,157, respectively	42,669	291,782	234,482	222,636
Advances to suppliers	790,159	3,168,613	1,831,154	9,322,928
Inventories, net of advances and progress billings	3,635,328	3,529,578	2,866,164	4,982,319
Costs and estimated earnings in excess of billings	2,321,249	1,210,931	5,649,470	1,954,173
Due from the related parties	61,918	3,304	31,104	420,267
Total Current Assets	20,936,842	25,373,577	26,955,000	31,068,126

Property, plant and equipment, net of accumulated depreciation of $640,917
$389,487, $543,554 $331,951 at December 31, 2009 and 2008, respectively	1,629,936	1,721,904	1,677,484	1,541,073
Intangible asset, net	1,039,603	1,065,941	1,046,740	1,073,418
Restricted cash	188,093	78	237,531	—
Prepaid expense – Long-term	5,284	4,751	3,637	5,298

Total Assets	$23,799,758	$28,166,251	$29,920,392	$33,687,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loans	$732,250	$731,550	$730,866	$730,439
Accounts payable and accrued expenses	4,437,085	5,075,548	4,099,650	5,364,128
Advances from customers	479,663	6,030,830	452,821	5,584,255
Taxes payable	5,227,022	4,182,466	5,144,881	2,427,542
Billings in excess of costs and estimated earnings	23,215	—	541,126	11,148,832
Other payables	257,497	157,285	1,008,152	124,727
Due to related parties	—	—-	—	156,606
Total Current Liabilities	11,156,732	16,177,679	11,977,496	25,536,529

Shareholders’ Equity:
Common stock ($0.129 par value, 10,000 shares authorized,
10,000 issued and outstanding)	1,290	1,290	1,290	1,290
Additional paid in capital	3,574,911	3,576,373	3,572,301	3,576,373
Statutory surplus reserves	2,674,537	1,122,095	2,674,537	1,122,095
Retained earnings	5,760,328	6,459,619	10,872,455	2,641,108
Accumulated other comprehensive income	855,614	829,195	822,313	810,520
Total Shareholders’ Equity	12,866,680	11,988,572	17,942,896	8,151,386

Total Liabilities and Shareholders’ Equity	$24,965,180	$28,166,251	$29,920,392	$33,687,915

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Four-Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008

Machinery sales	$1,323,808	$17,133,885	$42,049,311	$35,869,810
Technical service	372,406	74,451	2,572,848	363,629
Total sales	1,696,214	17,208,336	44,622,159	36,233,439

Cost of goods sold	6,165,480	12,290,415	31,299,414	30,178,641
Gross (loss ) profit	(4,469,266)	4,917,921	13,322,745	6,054,798

Operating expenses:
General and administrative expenses	1,385,754	653,944	2,167,525	1,551,256
Selling expenses	366,644	53,681	258,554	144,727
Total operating expenses	1,752,398	707,625	2,426,079	1,695,983

(Loss) income from operations	(6,221,664)	4,210,296	10,896,666	4,358,815

Other expenses:
Interest expense	10,178	9,492	21,574	24,844
Bank expense	5,687	1,673	11,876	19,329
Foreign currency exchange loss	-	38,998	203,761	-
Other expense	39,861	32,013	36,508	3,303
Total other expenses	55,726	82,176	273,719	47,476

Loss (income) before income taxes	(6,277,390)	4,128,120	10,622,947	4,311,339

Income taxes (benefit) expense	(941.609)	309,609	839,158	371,986

Net loss (income)	(5,335,781)	3,818,511	9,783,789	3,939,353

Other comprehensive income:
Unrealized foreign currency translation adjustment	35,991	18,167	11,793	563,716

Comprehensive income	$(5,299,870)	$3,836,678	$9,795,582	$4,503,069

F-3

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF THE SHAREHOLDERS’ EQUITY

	Common Stock		Additional	Statutory Surplus	Retained (Deficits)	Accumulated Other
	Shares	Amount	Paid-in Capital	Reserves	Earnings	Comprehensive Income	Total

Balance, September 1, 2007	10,000	$1,290	$3,576,963	$438,915	$(615,065)	$246,804	$3,648,317
Appropriation to statutory surplus reserves	—	—	—	683,180	(683,180)	—	—
Comprehensive income:
Net income	—	—	—	—	3,939,353	—	3,939,353
Unrealized foreign currency translation adjustment	—	—	—	—	—	563,716	563,716
Subtotal							4,503,069

Balance, August 31, 2008	10,000	1,290	3,57`,963	1,122,095	2,641,108	810,520	8,151,386

Recapitalization	—	—	(4,072)	—	—	—	(4,072
Appropriation to statutory surplus reserves	—	—	—	1,552,442	(1,552,442)	—	—
Comprehensive income:
Net income	—	—	—	—	9,783,789	—	9,783,789
Unrealized foreign currency translation adjustment	—	—	—	—	—	7,721	7,721
Subtotal							9,781,510

Balance, August 31, 2009	10,000	$1,290	$3,571,963	$2,674,537	$10,872,455	$818,241	$17,942,896

Recapitalization	—	—	2,610	—	—	—	2,610
Comprehensive income
Net income	—	—	—	—	(5,335,781)	—	(5,335,781)
Unrealized foreign currency translation adjustment	—	—	—	—	—	35,911	35,911
Subtotal							(5,299,870)

Balance, December 31, 2009	10,000	$1,290	$3,574,963	$2,674,537	$55,536,674	$854,152	$12,643,026

AUTHENTIC GENIUS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Four Months Ended		For the Year Ended
	December 31,		August 31,
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,335,781)	$3,818,511	$9,783,789	$3,939,353
Adjustments to reconcile net income
net cash provided by operating activities:
Depreciation and amortization	106,569	66,674	240,209	169,134
Bad debt expense	548,118	107,789	355,130	228,277
Others	—	—	(4,072)	—
Changes in operating assets and liabilities:
Accounts receivable	489,051	(3,593,722)	(2,066,133)	(4,600,412)
Other receivables	191,813	(69,186)	(11,425)	590,023
Advances to suppliers	1,040,995	6,154,315	7,491,849	(4,403,824)
Inventories, net of advances and progress billings	(769,164)	1,452,741	2,117,548	(1,527,956)
Costs and estimated earnings in excess of billings	3,328,221	743,242	(3,691,505)	(121,192)
Deferred tax	(1,165,422)	—	—	—
Prepaid expense - Short-term	(1,647)	547	—	187,240
Accounts payables and accrued expenses	337,435	(288,580)	(1,266,707)	197,194
Other payables	(750,655)	32,558	837,845	6,841
Advances from customers	26,842	446,575	(5,131,017)	2,677,148
Taxes payable	82,141	1,755,432	2,713,973	838,197
Billings in excess of costs and estimated earnings	(517,911)	(11,148,832)	(10,606,612)	3,724,867
Total adjustments	4,111,808	(4,030,447)	(9,020,917)	(2,034,463)

Net cash used in (provided by) operating activities	(1,223,973)	(521,936)	762,872	1,904,890

CASH FLOWS FROM INVESTING ACTIVITIES
Intangible assets	—	—	—	(1,042,651)
Purchase of property, plant and equipment	(49,815)	(238,367)	(346,669)	(1,095,555)
Net cash used in investing activities	(49,815)	(238,367)	(346,669)	(2,138,206)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term loans	(732,150)	(730,350)	(730,342)	(279,071)
Proceeds from short-term loans	732,150	730,350	730,342	976,748
Restricted cash	49,438	(78)	(237,361)	—
Due from related parties	(30,814)	416,963	389,129	(309,957)
Due to related parties	-	(156,606)	(156,585)	149,582
Net cash provided by (used in ) financing activities	18,624	260,279	(4,817)	537,302

NET DECREASE (INCREASE) IN CASH	(1,255,164)	(500,024)	411,386	303,986

EFFECT OF EXCHANGE RATE CHANGES ON CASH	35,226	17,617	45,764	937,524

CASH, BEGINNING OF PERIOD	1,895,224	1,438,074	1,438,074	196,564

CASH, END OF PERIOD	$675,286	$955,667	$1,895,224	$1,438,074

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$10,178	$9,492	$31,281	$29,801
Income tax paid	$58,250	$16,044	$99,086	$99,747

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

Retainage, with respect to accounts receivable, is the balance invoiced but not paid by customers pursuant to retainage provisions in long-term contracts due upon completion of the contacts and acceptances by the customer after an evaluation period to determine that the machine is operating in accordance with the sales contractual agreement. Retainage not invoiced, and prior to the completion of the customary evaluation period accorded to customer, is accounted for as costs and estimated earnings and billings.

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

Inventoried costs are costs relating to the assembly of sub-component parts available for future use on various types of machines manufactured by the Company, and for costs relating to the construction of equipment which has not been contracted by a customer, but which Company management has determined is readily saleable in the construction equipment industry.

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

The Company’s equipment is typically sold with one year warranty from the date of sales against defects in materials, Warranty cost   is   accrued   as revenue   is   recognized. Cost of warranties   is   estimated   based   on the Company’s experience in recent years. Actual   warranty   costs when incurred are   charged   against   accrued   warranty   liability. The Company did not accrue warranty expense during the 2009 Transition Period, as the accrued warranty was adequate to compensate for expected future warranty costs for machines sold during these periods ended. The Company accrued warranty expense during the years ended August 31, 2009 and 2008 of approximately $14,150 and $31,750, respectively.

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

Year Ended August 31,

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

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. The Company has advanced to Beijing Runtuo $82,191, $61,918, and $31,104 as of December 31, 2010 and 2009 and August 31, 2009, respectively. As of August 31, 2008, the Company has advanced $260,658 to the Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company. The CEO of the Company is the CEO and a shareholder in Wowjoint Mechanical. As of August 31, 2008 the Company has advanced to officers and shareholders of the Company$159,609. All advances as of August 31, 2008 were subsequently repaid. As of August 31, 2008, the Company has a liability to Wowjoint Mechanical $156,606, which has been subsequently repaid.

Note 15 – COST AND ESTIMATED EARNINGS AND BILLINGS

The current assets, “costs and estimated earnings in excess of billings” on contract in progress, represent cumulative revenues recognized in excess of the cumulative amount billed to the customer. Included in cost and estimated earnings in excess of billings are unbillable receivable on contracts, or portions of contracts, that have been recorded in sales on attainment of sales or revenue criteria, though appropriately recognized, cannot be billed yet under the contracts as of the balance sheet data. Included in costs and estimated earnings in excess of billings is retainage not invoiced, which is typically 5%-10% of a construction contract. Retainage not invoiced, and prior to the completion of the customary evaluation period accorded to customer, is accounted for as costs and estimated earnings and billings. Retainage is typically invoiced to our customer one year after delivery of construction equipment. This extended payment period for the last portion of a contract is given to allow the customer to operate their equipment and notify the Company if adjustments to the equipment are required.

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

Note 16 – BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS

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

Note 17– MAJOR CUSTOMERS AND VENDORS

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

There were four customers that accounted for over 10% of the total sales for the fiscal year ended August 31, 2008, with each customer individually accounting for about 26%, 20%, 15% and 13%. Accounts receivable from these four customers as of August 31, 2008, was $2,025,697, $3,860,005, $2,161,832 and $982,141, respectively

Note 18 – STATUTORY RESERVE AND STATUTORY COMMON WELFARE FUND

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

Note 19 – SHAREHOLDERS’ EQUITY

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

Note 20 –SUBSEQUENT EVENTS

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