Form 20-F
period 2011-12-31
Wowjoint Holdings Ltd
filed 2012-04-30
CIK 1429360

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

For the fiscal year ended: December 31, 2011

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

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

WOWJOINT HOLDINGS LIMITED

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “Wowjoint,” “we,” “us” or “the Company” refer to Wowjoint Holdings Limited (together with its subsidiaries and affiliated entities, except where the context indicates otherwise);

•	references to “CFAC” or “China Fundamental” refer to China Fundamental Acquisition Corporation, our former name;

•	except where otherwise indicated, references to “Beijing Wowjoint” refer collectively to Authentic Genius Limited (“AGL”); its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”); its former variable interest entity ("VIE") and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd. (“BWMC”); Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2010, Beijing Wowjoint Xingyun Co. Ltd. (“BWXC”);

•	references to the “acquisition” or the “business combination” refer to the purchase by China Fundamental of all of the outstanding shares of Beijing Wowjoint on February 22, 2010;

•	references to the financial statements of Beijing Wowjoint, either audited or unaudited, refer collectively to those of AGL and its consolidated subsidiary, BXFI; its former VIE and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd.; Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2011, Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”);

•	references to “our original shareholders” refer collectively to Chun Yi Hao, Hope Ni, Q.Y. Ma and Tan Xiao Wei, each of whom purchased China Fundamental shares and warrants prior to its initial public offering;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States; and

•	references to “public shareholders” refer to the holders of shares purchased in China Fundamental’s initial public offering.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated quarterly financial and operating data is unaudited. The summary statement of cash flow data is derived from our audited consolidated financial statements as of and for the years ended December 31,2011, December 31,2010, August 31,2009, August 31,2008 and the four month period ended December 31,2009. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The summary statement of cash flow data for the four month period ended December 31,2008 is unaudited.

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

Summary of statement of operation data:

(unaudited)

(US$ in thousands except per share and operating data)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2011	2010	2009	2008	2009	2008
Revenue	24,398	24,062	1,696	17,208	44,622	36,233
Gross profit	6,763	5,977	(4,469)	4,918	13,323	6,055
Operating income	2,058	637	(6,222)	4,210	10,897	4,359
Net income	1,188	424	(5,336)	3,819	9,784	3,939
Basic net income per share(1)	0.15	0.06	n/a	n/a	n/a	n/a
Diluted net income per share(1)	0.15	0.06	n/a	n/a	n/a	n/a

 Summary of statement of operation data:

(US$ in thousands except per share and operating data)

	2011Q4	2011Q3	2011Q2	2011Q1	2010Q4	2010Q3	2010Q2	2010Q1

Revenue	4,011	5,355	8,416	6,616	11,028	8,740	2,562	1,732

Gross profit	1,591	1,329	2,436	1,407	3,170	1,928	596	282

Operating income	(100)	297	1,516	345	1,538	424	(818)	(507)

Net income	(376)	250	1,024	290	1,312	299	(762)	(425)

Basic net income per share(1)	(0.05)	0.03	0.13	0.04	0.17	0.04	(0.10)	(0.07)

Diluted net income per share(1)	(0.05)	0.03	0.13	0.04	0.17	0.04	(0.10)	(0.07)

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:

(US$ in thousands)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2011	2010	2009	2008	2009	2008
Net cash provided by/(used in) operating activities	9,597	(3,898)	(1,224)	(522)	763	1,905
Net cash provided by/(used in) investing activities	(12,004)	5,132	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	3,973	24	19	260	(5)	537

Summary of balance sheet data:

(US$ in thousands)

	As of December 31,			Year ended August 31,
	2011	2010	2009	2009	2008
Cash and cash equivalents	4,627	2,168	956	1,895	1,438
Working capital(1)	7,982	16,033	9,196	14,978	5,532
Total assets	52,249	37,591	28,166	29,920	33,688
Total shareholders’ equity	22,527	20,387	11,989	17,943	8,151

Summary of balance sheet data:

US$ in thousands)

	2011Q4	2011Q3	2011Q2	2011Q1	2010Q4	2010Q3	2010Q2	2010Q1

Cash and cash equivalents	4,627	3,762	4,324	3,009	2,168	2,026	7,242	7,554
Working capital(1)	7,982	10,113	15,100	15,682	16,033	15,216	15,110	15,985
Total assets	52,249	57,040	44,715	46,390	37,591	31,310	31,811	31,352
Total shareholders’ equity	22,527	22,817	22,157	20,746	20,387	18,816	18,281	18,951

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Spot Exchange Rate
Period	At period end	Average (1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8260	6.8295	6.8258
February	6.8274	6.8274	6.8274	6.8274
March	6.8258	6.8262	6.8270	6.8254
April	6.8270	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8305	6.8245
June	6.7807	6.8127	6.8323	6.7807
July	6.7735	6.7762	6.7808	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7361	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6791	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4948	6.5073	6.4786
June	6.4635	6.4776	6.4830	6.4628
July	6.4360	6.4575	6.4720	6.4360
August	6.3778	6.4036	6.4379	6.3778
September	6.3780	6.3884	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3330	6.3107	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April 27	6.2892	6.3020	6.3153	6.2859

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.  Capitalization and Indebtedness

Not applicable

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

Risks Associated with Our Business and Industry

We cannot assure you that we will be able to refinance any indebtedness incurred under our rolling credit facilities or obtain additional debt financing.

We rely on lines of credit provide by several banks in China. As of December 31, 2011 $7 million was outstanding under our revolving lines of credit, including a US$ 3.5 million facility with ICBC supported by a guarantee from Zhongguancun Sci-Tech Guaranty Co., Ltd. As the lines are uncommitted working lines of credit, we cannot assure you that we will be able to continue rolling over these lines of credit or to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including our actual or perceived credit quality, as well as by adverse market conditions resulting from, among other things, general economic conditions in China. In addition, future disruptions in the financial markets, such as have been recently experienced, could affect our ability to extend our existing loans or to obtain new or additional debt financing or on favorable terms (or at all), which may have other adverse effects on us... The incurrence of debt under our credit facilities could adversely affect our business by increasing our vulnerability to general adverse economic and industry conditions and requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts.  For the year ended August 31, 2009, and in the period since then through April 2012, a substantial majority of our revenues were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company, we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in costs exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

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

In the past few years, we have experienced some delay in collection of account receivables from state-owned companies, which are majority of our current customers. In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day to day operations. There is no assurance that amounts due pursuant to accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.

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

The majority of our sales are generated from customers involved in the construction of railways and highways. In particular, China Railway Construction Corporation (“CRCC”), China Railway Group Limited (“CRG”), China Communications Company Limited (“CCC”), SinoHydro Corporation (“SinoHydro”) and Eden Technology s.r.l. (”Eden”) have accounted for a sizeable portion of our total revenues in recent years. For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SynoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16, 34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  In the year ended December 31, 2011, CRCC and Eden accounted for 65% and 21% of our total sales, respectively.

Shifts in customer relationship from period to period reflect our results in bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 26% of total sales in 2011.

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

The recent wind-down of general economy in China and the railway accident in 2011 could adversely affect our results of operations.

Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. Chinese economic growth had slowed in 2011 as the impact of the railway accident in June 23, 2011, and as the PRC government has adopted measures designed to keep railway construction from overheating. In 2011, we experienced the wind-down of the prior five year plan followed by moderate rebound in demand as the Chinese government increase spending on new large scale infrastructure projects towards the latter half of the year. As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The implemented five year plan includes a significant allocation of government dollars for large infrastructure projects which we anticipate will drive demand for our products and services through the next few years. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy. Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting our results of operations.

Our business could be adversely affected by claims by third parties for possible infringement of their intellectual property rights.

We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be ordered to be responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In such cases, we may experience a material adverse effect on our business and reputation, and these types of proceedings and their consequences could divert management’s attention from our business, all of which could have a material adverse effect on our business and results of operations.

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

The majority of our current products are custom-made for specific projects, which provides no guarantee of future success.

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

Our plans to enter into vertical markets may not be successful.

In 2011, we made certain progress entering new vertical markets by providing marine hoists to yacht manufacturer and wind tower hoist to wind turbine tower manufacturer and building certain inspection equipment of the overhead concrete beams of the elevated pave way of China's high-speed railway. However, these markets are new to us and there is no assurance that we will be successful in these markets.

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

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies were subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which consisted of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government until the tax holiday term is completed, whichever is.determined by local government.

We currently qualify as a High Technology company, a classification which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government, and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We have received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007, 2008 and 2009. The approved income tax rate for the company was 7.5%. The reduced income tax rate was applicable until December 31, 2009. Our current income tax rate is 15%.

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

Changes in the laws, regulations and policies adopted by the PRC government, including in relation to the environment, labor and taxation, may adversely affect our business, growth strategies, operating results and financial condition.

The political, economic and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. For the past three decades, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy. Although we believe these economic reforms and measures will have a positive effect on the PRC’s overall and long-term development, the resulting changes may also have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, the allocation of natural resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the current direction of reform will continue.

Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macroeconomic and other market conditions and credit availability from lending institutions. Stricter lending policies in the PRC may affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten lending standards or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.

Demand for our products and our business, financial condition and results of operations may be adversely affected by the following factors:

•	political instability or changes in social conditions in the PRC;

•	changes in laws, regulations and administrative directives;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation; and

•	reduction in tariff protection and other import and export restrictions.

These factors are affected by a number of variables which are beyond our control.

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

Dividends payable by us to our foreign investors and profits on the sale of our shares may be subject to tax under PRC tax laws.

Under the Implementing Regulations for the Corporate Income Tax Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.

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

Risks Related to Our Organization

Affiliates of Realink Group Limited, which is controlled by the Company’s executive officers, beneficially own a majority of our voting shares.

Affiliates of Realink Group Limited, or Realink, may be deemed to beneficially own approximately 54.8% of our voting power. Realink is controlled by our executive officers. Mr. Yabin Liu, our Chief Executive Officer and Chairman is a 44.4% holder of Realink, a British Virgin Island company.  Mr. Fude Zhang, our Chief Technical Officer and director, is a 39.5% holder of Realink, and Mr. Liguo Liu is a 5.4% holder of Realink. Mr. Yasheng Liu, former Senior Vice President and the younger brother of Mr. Yabin Liu, who passed away in May 2011, was a 10.7% owner. The shareholders of Realink have agreed that approximately 3.7 million of the ordinary shares held by them will be held in escrow until February 22, 2014.  In addition, pursuant to an earn-out provision in the Share Purchase Agreement, we have agreed to issue to Realink up to 500,000 additional shares if certain performance targets are achieved by the company.

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

As a result, our executive officers have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

The SEC investigation, should such investigation results in enforcement action could hurt our business significantly.

As disclosed previously, on December 23, 2011, we received two subpoenas from the Securities and Exchange Commission. The subpoenas require that Wowjoint provide certain categories of documents to the SEC and that a representative of Wowjoint testify before the SEC.

As stated in the SEC correspondence that accompanied the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. The investigation is a non-public factfiding inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed. Wowjoint is committed to cooperating with the SEC.

The investigation may require considerable legal expense and management’s time and attention. Moreover, if the SEC were to initiate an enforcement proceeding against us or our officers or both, an enforcement proceeding could subject us or our management to injunctions, fines, and other penalties or sanctions or result in private civil actions, loss of key personnel, or other adverse consequences.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our company, our SEC reports, other filings or any of our other public pronouncements.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, particularly companies like us which have completed so-called reverse merger transactions, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company. If such allegations are not proven to be groundless, our company and business operations will be severely and your investment in our stock could be rendered worthless.

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

We must comply with Section 404 of the Sarbanes-Oxley Act, which requires us to document and test our internal controls over financial reporting for fiscal 2010. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

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

Risks Related to Our Securities

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

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through April , 2012 were $7.98 and $0.30, and the high and low prices of our warrants for the same period were $2.00 and $$0.01, respectively. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

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

The number of shares issuable as a result of the exchange offer we are currently conducting may depress the price of the ordinary shares.

On March 22, 2012, we commenced a tender offer (the “Offer”) to all holders of our outstanding warrants to purchase an aggregate of 7,700,642 of ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer will expire until 5:00 p.m., New York City time, on July 17, 2012, unless further extended by us. If a substantial number of warrant holders accepts this Offer, the number of ordinary shares outstanding and trading will materially increase. This could adversely affect the prevailing market price of the ordinary hares. As a result, shareholders may not be able to sell the shares at or above their purchase price and it may impair our ability to raise capital through future sales of equity securities.

If we do not meet the NASDAQ Stock Market continued listing requirements, our common stock may be delisted.

We received two letters from the NASDAQ Stock Market LLC (the "NASDAQ"), one on October 31, 2011 indicating that the Company was not in compliance with the minimum market value of publicly held shares (MVPHS) of $5,000,000 as required by the NASDAQ Global Market, and one on November 4, 2011 indicating that the Company was not in compliance with the $1.00 minimum closing bid price requirement. We had until April 30, 2012 to regain compliance with the Minimum Market Value requirement. NASDAQ also notified us that we had the option to transfer to NASDAQ Capital Market and would be afforded with a second 180 day compliance period to meet the $1.00 minimum bid price requirement.

On April 30, 2012, NASDAQ approved our application to transfer the listing of our ordinary shares, warrants and units to NASDAQ Capital Market. Our ordinary shares, warrants and units will continue to be trading under the symbols BWOW, BWOWW and BWOWU from May 2, 2012 on NASDAQ Capital Market. We have until October 29, 2012 to regain compliance with the $1.00 minimum bid price requirement according to the NASDAQ approval.

Despite our efforts, there can be no assurance that we will be in compliance with the NASDAQ Capital Market’s continued listing requirements at or prior to October 29, 2012, or that we will not subsequently fail to satisfy the continued listing requirements.  If at the end of any cure period, we are not in compliance with the NASDAQ Capital Market’s continued listing requirements, our securities may be subject to delisting. A delisting could: (i) reduce the liquidity and market price of our securities; (ii) negatively impact our ability to raise equity financing; (iii) prevent us from accessing the public capital markets; and (iv) materially and adversely impact our results of operations and financial condition.  In order to increase our stock price to comply with the $1.00 minimum bid price requirement, we may need to seek shareholder approval to authorize a reverse stock split in order to increase the price of the ordinary share and satisfy the minimum bid price requirement, although there can be no assurance that we would be able to obtain such shareholder approval.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Description of the Business Combination of Beijing Wowjoint and its Affiliates with CFAC

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

Recent Developments

Entry into new vertical markets

We entered new vertical markets during 2011. In February 2011, we announced a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. We signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a wind tower hoist. In addition, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway. We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2012.

International Sales and Marketing Expansion

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a project in Malaysia in March 2012. The value of the agreement is approximately $2.6 million.  Production began in April and delivery is expected to occur in September 2012. This is a new type of equipment for us. We further expanded our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is equipment that will initially be marketed for the Southeast Asian markets and we anticipate the demand for the equipment to be significant once the initial machine is deployed.

We recently added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have begun pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery soon.

We have an organized and dedicated team focusing on R&D and project development. In addition to developing machines for the bridge construction industry, this team has been developing technology and products relating to the renewable energy sector including items such as a wind turbine hoist, and other large lifting equipment that can be utilized by wind turbine, solar power and biomass power generation device manufacturers. We are working on a joint venture in Europe to develop projects that can take advantage of the current preferential policies provided to the renewable energy industry in various European countries.  We believe that we can utilize our Chinese manufacturing advantages and our high-quality design and production capability to invest in this industry development both in China and in Europe, thereby ultimately having a large entry into the green energy industry.

Because of our expansion into new verticals and international markets, we expect that our customer group to gradually shift from primarily blue chip state owned companies to private companies. Such a change could also affect our product mix.

New R&D and manufacturing facilities

We also recently signed an agreement to build a new R&D and manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai.

The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), our newly established subsidiary, will cover 200,000 square meters of land. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next two years. Construction will be split into two phases, with construction commencing in early 2012. Phase one has an estimated completion time of six months, which would be in late 2012. The new manufacturing facility will be focused on producing and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment.

In addition, we established a new R&D center in Zhenjiang in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011. The Zhenjiang City New District government provided us with 8,600 square feet of office building space at no cost to us. The new R&D center will work with the new manufacturing facility to supply enhanced equipment and services to our customers. It will specifically service customers around the Eastern China Yangtze River Delta area, Southern China and international market customers.

Stock Dividend

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary shares, and holders of units consisting one ordinary share and one warrant as of record date of March 31, 2012. Shareholders entitled to receive fractional shares received the number of shares as rounded up to the nearest whole share.

Warrant Exchange

On March 22, 2012, we commenced a tender offer (the “Offer”) to all holders of our outstanding warrants to purchase an aggregate of 7,700,642 of ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer will expire until 5:00 p.m., New York City time, on July 17, 2012, unless further extended by us.

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

We believe we made significant progress entering new vertical markets during 2011. We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2012.  We have also made progress in our international sales and marketing efforts .

We also recently signed an agreement to build a new R&D and a new manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai.

The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), our newly established subsidiary, will cover 200,000 square meters of land. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next couple of years. Construction will be split into two phases, with construction commencing in early 2012. Phase one has an estimated completion time of six months, which would be in late 2012. The new manufacturing facility will be focused on producing and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment.

Our customer group will be changed from primarily blue chip state owned companies to private companies gradually. This change could also affect our product mix.

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

Leading Provider of Customized Heavy-lifting and Carrying Equipment

In 2011, based on our best estimate, we held a market share of approximately 20% or more in three of our product lines: special carriers, tyre trolleys, launching gantries, and a significant market share in the integrated launching carrier. We also held a substantial portion of market share in the technical services field and close to a 100% share in the leasing market for such equipment. According to the Twelveth Five Year Plan (2011 - 2015), China will continue to invest heavily in transportation infrastructure including railways, highways, and urban metro transit systems, with the aggregate investment expected to reach RMB2.8 trillion ($430 billion) according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery in 2012.

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

Well Established Relationship with Blue Chip Customer

We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK) and Eden Technology, all of whom are current customers.

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

Expand Market Presence and Penetration – We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including India, Russia, the Middle East and Latin America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida. In August 2010, we were awarded a new contract in Italy to provide Special Launching Carriers for EDEN to be used in Korea. In April 2012, we were awarded a new contract in Malaysia which is our new market in South Asia. We believe that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

Selective Acquisition Strategy –We plan to broaden our market reach and reduce the cyclical nature of our business through selective acquisitions, joint ventures and strategic alliances. In particular, we intend to consider potential acquisitions of railway maintenance and service related companies to expand our product offerings in the railroad and bridge maintenance equipment segment.

Product and Services

We provide solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. We offer a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and our products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams and other heavy goods. Our products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Since the middle of 2010, we have also engaged in the leasing of equipment to certain of our customers. During 2011, we further expanded our special purpose equipment offering and, in response to our marketing effort to enter into new vertical market, we began to produce more kinds of equipment with lifting and moving functions, such as marine hoist, wind tower hoist and etc. Our major product categories include:

Production line	Sales for the year ended December 31, 2011	Percentage of sales	Sales for the year ended December 31, 2010	Percentage of sales	Sales for the year ended August 31, 2009	Percentage of sales
Launching gantry	$-	-%	$-	-	15,133,798	33.9%
Special carrier	288,677	1.2	1,071,497	4.5%	10,620,441	23.8
Special launching carrier	16,759,319	68.7	14,067,412	58.5	4,263,381	9.6
Special purpose equipment	1,143,202	4.7	2,196,397	9.1	3,148,412	7.1
Tyre trolley	-		859,192	3.6	7,324,482	16.4
After-sales service	1,408,437	5.8	1,388,904	5.8	1,558,797	3.5
Service revenue	1,274,661	5.2	3,735,225	15.5	2,572,848	5.8
Lease revenue	3,524,125	14.4	743,548	3.0	-	-
Total sales	$24,398,421	100%	$24,062,174	100%	44,622,159	100

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

Our contract backlog as at various periods was as follows:

Reporting date	Number of active contracts	Contract backlog
August 31, 2008	5	US$	19,299,398.00
August 31, 2009	2		6,911,554.00
December 31, 2009	11		2,519,067.00
June 30, 2010	17		20,207,166.00
September 30, 2010	17		22,846,796.00
December 31, 2010	16		20,449,869.00
March 24, 2011	22		25,280,306.00
May 19, 2011	17		29,032,618.68
June 30, 2011	18		22,342,831.27
September 30, 2011	22		21,323,823.15
December 31, 2011	11		16,312,243.00

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

Of the December 31, 2011 backlog of just over US$16.3 million, approximately 45% is expected to be recognized in 2012 revenue, 40% in 2013 and 15% in 2014, although there can be no assurance that this level will be achieved.

Our management views backlog as one of many indicators of the performance of our business. Because many variables can cause changes in backlog, and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

In addition to selling heavy duty construction equipment, we also provide technical services to our customers. The average selling price for heavy duty construction equipment is approximately $2 million to $5 million per piece of equipment, while the size of technical service contracts is much lower, varying from approximately $60,000 to $300,000 per contract.

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

Technical and After-Sale Services

Our team of experienced engineers and technician provides after-sales services to our customers. After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 11% of our revenues for the year ended December 31,2011, 22.2% of our fiscal 2010 revenues and 9.3% of our fiscal 2009 revenue.

Marketing, Sales, Leasing and Customer Support

Our customers include the leading names in the infrastructure construction industry in China. Our management has developed long-standing relationships with target customers in the railway, subway and highway construction.  We also maintain relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize our products. We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (“CRCC”) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (“CRG”) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (“CCC”)  (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation. Of these, all are current customers or past customers with whom we maintain an active dialogue.  For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SynoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16,34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  In the year ended December 31, 2011, CRCC, and Eden Technology s.r.l. (”Eden”) accounted for 65% and 26% of our total sales, respectively.

Shifts in the customer relationships from period to period reflect our results in its bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 26% of total sales in 2011. Our blue chip customer base demonstrates our ability to deliver in large-scale demanding infrastructure projects.

Typically each contract is for the sale of a specific piece of machinery for use in a particular project (e.g., the Beijing-Shanghai high speed rail line). As such, there is no “renewal” or “non-renewal” of our contracts given the specific nature of each individual infrastructure project.  Our contracts do not include any provisions concerning a change of control or ownership.

We have signed sales and service contracts with blue chip, large state-owned enterprises in China with good credit, such as CRCC and CRG.  Our contracts are not conditioned upon the related funding by the PRC government or upon our customers’ receipt of payment by the PRC government. However, if our customers have not received funds from the government, they may delay payment to us due to their own working capital constraints.  To date we have not experienced significant problems due to bad debts. Recent shifts in Chinese government macro-economic policies following the global financial crisis have not led to the cancellation of any major projects in which we are involved, including other major high speed rail projects. As such, we do not expect any losses of such contracts. However, in some cases, delays have occurred in the implementation of the project plans, in releasing funds to the state-owned enterprises who are our customers. As a result, we have experienced delay in collection of our account receivables from these customers.

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

Since the middle of 2010, we have also engaged in the leasing of equipment, though this remains a small part of our business. We have signed Eight leasing contracts with two leases starting in June 2010, one in January 2011 and one in May 2011 and four leases will start in 2012  We started to receive revenue in August 2010 for the two contracts which started in June 2010.  The two leasing customers in 2010 were CRCC Bureau’s 20 and 21, respectively. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably from one client to another. Equipment is typically leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of its customers. We believe that entry into the leasing business, as well as the expansion of its technical services business, will allow it to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

As of April 30, 2012, we had a dedicated marketing and sales team of 22 employees which proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We have begun to recruit sales agents outside China to promote our products in the United States and Europe. We have begun to recruit sales agents outside of China to promote our products in the United States and Europe.

We made significant progress entering new vertical markets during 2011. In February 2011, we announced a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. We signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a wind tower hoist. Finally, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway. We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2012.

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a project in Malaysia in March 2012. The value of the agreement is approximately $2.6 million.  Production began in April and delivery is expected to occur in September 2012. This is a new type of equipment for us and we further expand our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is equipment that will initially be marketed for the Southeast Asian markets and we anticipate the demand for the equipment to be significant once the initial machine is deployed.

We recently added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have begun pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery soon.

Research and Development

We rely upon our innovative in-house R&D and project development team for the introduction of new products. We had 76 engineers and technicians as of April 30, 2012, and this high concentration of engineering and technical talent is needed to sustain our growth and execute our business strategy.

We also work closely with Beijing Jiaotong University, a well-respected academic institution with strong research and engineering capabilities in the fields of transportation engineering and construction in China.

In addition to developing machines for the bridge construction industry, our R&D team has been developing technology and products relating to the renewable energy sector including items such as a wind turbine hoist, and other large lifting equipment that can be utilized by wind turbine, solar power and biomass power generation device manufacturers.

We recently established a new R&D center in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011.  The new R&D center will concentrate on working with the new Zhenjiang manufacturing facility to supply enhanced equipment and services to our customers.

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

Intellectual Property

All of our products are sold under the brands “Wowjoint” (“Beijing Wowjoint Bridge Industrial”), “Beijing Wowjoint” and “Wowjoint”, which are widely known in the industry in China. We have registered the www.wowjoint.com domain name.

Patents and Licenses

The following table sets forth our registered patents as of April 20, 2012:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Launching Gantry with Shorter Bridge	January 6, 2005	ZL 2005 2 0000044.0	Wowjoint	January 6, 2015

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Bi-Directional Driving Transporter	September 3, 2009	ZL 2009 20222388.4	Wowjoint	September 3, 2019

PRC	Cantilever Folding Slab mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	August 25, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Adjustable divided lifting device	November 20, 2009	ZL 200920258858.2	Wowjoint	November 20, 2019

PRC	Embracing device for fixing on pier	November 27, 2009	ZL 2009 20270273.2	Wowjoint	November 27, 2019

PRC	Multi-function special launching carrier for mountain Area	March 5, 2010	ZL 201020125764.0	Wowjoint	March 5, 2020

PRC	Movable supported launching carrier	March 5, 2010	ZL 201020125755.1	Wowjoint	March 5, 2020

PRC	Special Launching machine with setting platform	March 19, 2010	ZL 201020205815.0	Wowjoint	May 19, 2020

The following table sets forth Wowjoint’s patent applications as of April 20, 2012:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date

PRC	Bi-Directional Driving Transporter (Invention)	Invention	Sept. 3, 2009	200910092201.8	Wowjoint	Sept. 30, 2012

PRC	Adjustable divided lifting device	Invention	Nov.20, 2009	200910221555.8	Wowjoint	Dec. 10, 2012

PRC	Embracing device for fixing on pier	Invention	Nov.27, 2009	200910250127.8	Wowjoint	Dec. 27, 2012

PRC	Multi-function special launching carrier for mountain Area and its erection method	Invention	Mar.5, 2010	201010119279.7	Wowjoint	Mar. 5, 2013

PRC	Movable supported launching carrier and its erection method	Invention	Mar. 5, 2010	201010119289.0	Wowjoint	Mar. 5, 2013

PRC	Special Launching machine with setting platform and its erection method	Invention	May 19, 2010	201010185308.X	Wowjoint	May 19, 2013

PRC	Special launching carrier with movable platform and its erection method	Utility Model	Aug. 5, 2010	201020286817.7	Wowjoint	June 1, 2012

PRC	Special launching carrier with movable platform and its erection method	Invention	Aug. 5, 2010	201010249633.8	Wowjoint	Aug. 5, 2013

PRC	Turning device for Launching Machine	Utility Model	Sept. 29, 2010	201020561809.9	Wowjoint	Sept. 29, 2012

USA	Bridge Deck Replacement Machine and the Method of Bridge Deck Replacement Using the Same		Apr. 30, 2010	12/771,370	Wowjoint	June 1, 2012

(1)	The patent applications relate to improvements on existing products either in appearance, structure or a combination of appearance and structure, to allow the product to be utilized more efficiently and effectively.

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

We have obtained all the necessary permits and licenses necessary to conduct our current businesses, including our production, technical service and leasing businesses. As of December 31, 2010, we had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment, one license to maintain and repair heavy duty lifting and carrying equipment, and one license to alter heavy duty lifting and carrying equipment. There is no new 2011 license granted to us.

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

Legal Proceedings

On December 23, 2011, we received two subpoenas from the Securities and Exchange Commission. The subpoenas require that Wowjoint provide certain categories of documents to the SEC and that a representative of Wowjoint testify before the SEC. As stated in the SEC correspondence that accompanied the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. The investigation is a non-public factfiding inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed. Wowjoint is committed to cooperating with the SEC.

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

Most of our business operations are conducted through Beijing Wowjoint. Until 2010, we did not have an equity interest in the business of Beijing Wowjoint, but rather our business was operated through contractual arrangements with Beijing Wowjoint, which were not as effective in providing operational control as direct ownership. On August 4, 2010, we announced that we had replaced the variable interest entity contractual arrangement discussed above between our PRC operating subsidiary, Beijing Wowjoint and our offshore holding company, BXFI with a direct equity ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.  Prior to the completion of the reorganization of our ownership structure, we did not have an equity interest in the business of Beijing Wowjoint and our business was operated through contractual arrangements with Beijing Wowjoint.  We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide and that our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure.

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

All shares in AGL are held by Zhang Hui, a first cousin of Mr. Yabin Liu, our chief executive officer and chairman of the board of directors.

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

We recently started to build new manufacturing facility in Zhenjiang City. It will cover 200,000 square meters of land. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next couple of years. Construction will be split into two phases, with construction commencing in early 2012. Phase one has an estimated completion time of six months, which would be in late 2012. The new manufacturing facility will be focused on producing and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required for smaller reporting issuers.

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

We believe that we are one of the leading solution providers in the construction of transportation infrastructure, specializing in the design, engineering and manufacturing of customized lifting and carrying equipment for the construction of railway, highway, subway and ports. Its diverse products are manufactured with proprietary designs and are marketed under the brand name of “Wowjoint”. Since its inception in March 2004, we have experienced significant growth. Revenues for the year ended December 31, 2011 were $24.4 million as compared to $24.1 million for the year ended December 31, 2010, For the year ending December 31, 2011, we reported a net income of $1.2 million compared to net income of $0.4 million for the year ended December 31, 2010, due to the control of additional cost and business expanding process.

We believe that we have maintained a strong market share in China with leading market positions in its four main product lines in the past three years. Its product mix includes special carriers and Special launching carriers collectively representing 70% of its total net revenue for the fiscal year ended December 31, 2011. The market demand for these products has been growing in China due to rapid development of railway networks in China. Major routes will include Shanghai-Kunming, Datong-Xian, and Lanzhou-Xinjiang. We see strong demand for its patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous regions. The integrated launching carrier offers the combined functions of the launching gantry, trye trolley and special carrier with the additional ability to go through tunnels while carrying precast concrete road segments. We believe the upcoming railway construction already planned in China’s mountainous southwest and northwest regions, which is due to be completed by 2020 at the latest will create a strong demand for our integrated launching carrier, which we believe is well suited for such projects as it is specially designed for more mountainous and forested terrain of southwest China, and provides substantial cost savings versus purchasing a launcher, trolley, and carrier separately.

Our strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways, ports, yacht and wind power equipment , while expanding its sales internationally. From the middle of 2010 to 2011, we have been engaged in the three equipment leasing, though it remains a small part of our business, with only three leases having been concluded to date with our customers CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

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

International sales continue to improve for Wowjoint, as we signed international equipment contracts in 2010 with a total contract value of $3.5 million. In 2011, we finished four Special launching carriers production and sold to our customer-Eden, an Italian based customers, and the equipment was delivered to South Korea in June of 2011. We recognized $6.35 million revenue in the project that took up 26% of our total revenue in the year of 2011. In April of 2012, we signed Memo Of Understanding (MOU) with BBE Solutions SDN BHD (“BBE”) for our further development in Malaysia which is our third overseas market after America and South Korea. We will continue to focus on select international markets, including the United States, in order to diversify our customer base, which primarily consists of the domestic Chinese market.

We have also made substantial progress in entering new vertical markets. In February 2011, Wowjoint announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists, for which we began production in March 2011. By the end of 2011, we have finished and delivered the first marine hoist and the second will be finished soon. The total contract value is $1 million. Based on the percentage of completion method, we have recognized revenue for the first machine in 2011 amounting to $437,772. The remaining revenue will be recognized in 2012 year.

In March 2011, Wowjoint also signed a contract with Green Holdings Ltd. to provide a 100 ton wind tower hoist. We began production in April 2011, and the equipment was delivered in June as scheduled. The total contract value is $460,000. We received payment of US$414,000(90% of the contract value) upon the acceptance by customer in November of 2011 year. The remaining 10% is scheduled to be paid to us as warranty payment one year after customer acceptance. Based on the percentage of completion method, we have recognized revenue amounting to US$400,000.

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

Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. Chinese economic growth had slowed in 2011 as the impact of the railway accident in June 23, 2011, and as the PRC government has adopted measures designed to keep railway construction from overheating. In 2011, we experienced the wind-down of the prior five year plan followed by a sharp rebound in demand as the Chinese government increase spending on new large scale infrastructure projects towards the latter half of the year. As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The implemented five year plan includes a significant allocation of government dollars for large infrastructure projects which we anticipate will drive demand for our products and services through the balance of 2012. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy. Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting our results of operations.

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

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiary, BXFI and direct ownership, Beijing Wowjoint, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

Consolidated Income Statements

In May 2010 the Company changed its fiscal year-end from August 31st to December 31st.

The following table sets forth our financial results for the years ended 2009, 2010 and 2011.

Summary of statement of operation data:

(US$ in thousands except per share and operating data)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2011	2010	2009	2008	2009	2008
Revenue	24,398	24,062	1,696	17,208	44,622	36,233
Gross profit	6,763	5,977	(4,469)	4,918	13,323	6,055
Operating income	2,058	637	(6,222)	4,210	10,897	4,359
Net income	1,188	424	(5,336)	3,819	9,784	3,939
Basic net income per share(1)	0.15	0.06	n/a	n/a	n/a	n/a
Diluted net income per share(1)	0.15	0.06	n/a	n/a	n/a	n/a

Factors Affecting Beijing Wowjoint’s Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC’s economic growth

We have benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC.  During the fiscal years ended December 2011 and December 2010, we derived 74% and 97%, respectively of our revenue from domestic sales in the PRC. We anticipate that the demand for our equipment in China will continue to increase as the Chinese government carries out its economic stimulus packages and the National Highway Plan. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances. For example, the high speed railway train accident occurred on June,23rd ,2011 have slowed down the speed of railway development to some extent, China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, China’s economy grew at a slower 10.3% rate in the second quarter of 2010, down from the previous three months. Although we did not lose any customers during this period, we suffered a contraction of our business due to these temporary shifts in China’s macroeconomic policies. The nature of our business inherently means that our results will be “lumpy” and we will have certain quarters where our revenues and income are high and other quarters where revenues and income are low.

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

Relationship with quality outsource contract manufacturers

In 2011, we outsourced approximately 28.2% of components used in our machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 27.6% of amount of cost of goods sold to contract manufacturers in 2010.  We were able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated with Our Business and Industry.”

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

Entry into leasing business

Since the middle of 2010, we have engaged in the leasing of equipment, though it remains a small part of our business. Until the end of 2011, eight leases having been concluded to date with our customers CCC and CRG. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provides technical service, maintenance, operating, and other ancillary agreements or services, and we sometimes operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of its technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of customers.

On the other hand, lease payments are normally monthly throughout the leasing duration rather than upfront payments. At this moment, leasing is still a small part of our business and it has not impacted our liquidity materially. If we grow our leasing business too quickly relative to our traditional equipment sale business, it may affect our liquidity adversely. Our leasing business will be carefully managed in accordance with our liquidity situation, as we may be expected to up-front the cost in manufacturing the equipment intended for lease.

we recognize revenues from our leasing contracts as the fulfillment of our obligations as the lease term occurs. Our limited entry into leasing is not expected to have any significant effect on our business, including sales of our equipment. The lease arrangements do not contain any specific termination or indemnification provisions, except that in some cases, there is general language providing that if a client does not pay, or if a delay or shutdown is caused by the customer, liquidated damages must be paid to us. If we are responsible for a delay in the project, we may be forced to pay liquidated damages.

Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010

Sales. Revenues for the year ended December 31, 2011 were $24.4 million, a slight increase from the $24.1 million reported for 2010. We built and completed 12 machines during 2011 which represented $19.6 million, or 80% of total revenues, vs. 14 machines sold during 2010. Technical service sales were $1.3 million, a decrease from the $5.1 million in FY 2010,for the demanding of service decreases due to the construction slow-down. Lease income for FY 2011, which began as a segment of revenue a year ago, represented $3.5 million, or 14.4% of total revenues, an increase from $0.7 million in 2010,. International-based revenues accounted for approximately 26% of total sales in 2011 vs. 3% in 2010.

Gross margin.  Gross profit for 2011 was $6.7 million, compared to gross profit of $6.0 million in 2010, representing an 11% increase year over year. Gross margins increased to 27.7%, from 24.8% in the same period 2010. The 250 basis points gross margin increase was due to higher lease income and a higher margin product mix.

Operating expenses. Operating expenses for 2011 were reduced to approximately $4.7 million, compared to $5.3 million in the same period of 2010. Selling expenses were flat year over year at $1.2 million. General and administrative expenses were $3.5 million and $4.2 million for the 2011 and 2010 years, respectively, with the decrease due to our stringent focus on reducing costs.

Operating margin. Operating margin increased substantially to 8.4% compared to 2.6% in the prior year. During the year we entered into new markets and added staffing to enhance our internal systems and control, yet we were able to control costs and achieve an increase in operating profit.

Net income. Net income was US$1.2 million, or US$0.15 per share based on 7.9 million weighted average shares outstanding, compared to net income of US$0.4 million, or US$0.06 per share based on 7.5 million weighted average shares outstanding for the full year 2010.

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the periods indicated:

Summary of statement of cash flow data:

(US$ in thousands)

	Year ended December 31,		Four months ended December 31,		Year ended August 31,
	2011	2010	2009	2008	2009	2008
Net cash provided by/(used in) operating activities	9,597	(3,898)	(1,224)	(522)	763	1,905
Net cash provided by/(used in) investing activities	(12,004)	5,132	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	3,973	24	19	260	(5)	537

Net cash provided by operating activities was US$9.6 million for 2011, compared with net cash used in operating activities of US$3.9 million for 2010. The increase in net cash was due mainly to the timely collection of our account receivables.

Net cash used in investing activities was US$12 million during 2011 compared to net cash provided by investing activities of US$5.1 million during 2010. The increase in net cash used in investing activities was for we produced more equipments for leased contracts.

Net cash provided by financing activities was US$4 million in 2011 compared to US$24,000 in 2010. In 2011, we borrowed US$5 million from bank and repaid US$1.5 million, which increase the net cash provided by financing activities.

LIQUIDITY AND CAPITAL RESOURCES

 To date, our principal source of liquidity has been cash generated from our operating activities relating to the sale of customized infrastructure equipment and machinery.

While the payment term of each sales contract is negotiable, in typical contracts, approximately:

	30% of the total contract price is due within 10 days of the time the contract is entered into;

	50% of the total contract price is due before delivery of the equipment;

	15% of the total contract price is due after the machine is tested and accepted by the customer; and

	the remaining 5% of the total contract price is the retainage, which is typically paid after warranty period ends (usually one year)

Liquidity

As of December 31, 2011, we had total assets of US$ 52 million, of which cash amounted to US$4.6 million, accounts receivable amounted to US$12.3 million, other receivables amounted to US$1.7 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $ 4.4 million.  While working capital was approximately $ 8.0 million, equity amounted to $22.5 million.  The current ratio was approximately 1.3:1.

As of December 31, 2011, we maintain in total RMB 62 million (approximately $9.8 million) in rolling credit facilities, of this amount:

(1)	Industrial and Commercial Bank of China Limited (“ICBC”) extended RMB40 million ($6.4 million) facilities, of which RMB10 million ($1.6 million) has been used for funding of procurement and purchases related to the company’s business, and RMB30 million ($4.8 million) has been extended for the issuance of guarantees, letters of credit, bid bonds and performance bonds. These facilities carry an interest rate equal to 1.05 times the People’s Bank of China’s benchmark lending rate.

The original loan agreement with ICBC was for an amount of RMB10 million ($1.6 million) for funding of procurements and purchases relating to our business. However, on December 23, 2010 ICBC subsequently allowed the facility to be used for an additional RMB30 million ($4.8 million) for the purpose of issuing guarantees, letters of credit, bid bonds and performance bonds, based on the support provided by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”). There was no formal amendment to the ICBC loan agreement to reflect the increased amount. However, we obtained a letter from ICBC confirming this arrangement.

The expiration date for the original ICBC loan agreement was on December 8, 2011. We successfully renewed the RMB 10 million ($1.6 million) credit line under a loan agreement executed with ICBC on December 20, 2011 and supported by a new RMB 10 million ($1.6 million) guarantee contract with the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd. (“Zhongguancun”) executed on December 6, 2011.

The RMB30 million ($4.8 million) used for the issuance of guarantees, letters of credit, bid bonds and performance bonds is covered under the original guarantee contract with Zhongguancun, still valid from November 15, 2010 to November 14, 2012. While there is no specified term for the additional RMB30 million ($4.8 million) credit line, the required guarantee from Zhongguancun terminates on November 14, 2012, therefore the RMB30 million ($4.8 million) credit line will expire on that date unless we are able to negotiate for an extension. In addition, this RMB30 million ($4.8 million) line of credit is uncommitted in nature despite the Zhongguancun guarantee, which means that each time we apply to use this line, ICBC has the right to decline the request at its discretion.

2)	China Development Bank extends us a RMB10 million (US$1.6 million) working capital facility. The current expiration date for the loan agreement is February 24, 2014, with RMB3 million scheduled to be repaid on February 24, 2012, RMB3 million to be repaid on February 24, 2013 and the remaining RMB4 million to be repaid on February 24, 2014. RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate;

3)	China Minsheng Bank extends us a RMB5 million (US$0.8 million) facility to provide short-term liquidity and working capital. The current expiration date for the loan agreement is March 29, 2012. We repaid the loan in January of 2012 before the due date, and renewed the contract for 6 months in March 2012. The current expiration date for the loan agreement is September 14, 2012. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate, i.e. 7.93%. RMB loans carry an interest rate equal to 1.5 times People’s Bank of China’s one-year benchmark lending rate, which is 9.09%;

(4)	China Merchants Bank extended a RMB7 million (US$1 million) facility to provide short-term liquidity and working capital. The current expiration date for the loan agreement is July 21, 2012. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate.

Under these credit facilities, we:

(1) must pay the principal and related interests when due;

(2) without written consent, cannot provide guarantees to third parties if the amount of the guarantees exceeds 30% of its total assets or 50% of its net assets;

(3) pledge all future and current accounts receivables to the three banks based on the respective facility amounts on a pari passu basis; and

(4) must not conduct any activities which may be materially detrimental to the interests of ICBC, CDB and China Minsheng Bank.

The facilities with ICBC and CDB each have a guarantee from Zhongguancuon, which is a professional guarantee company mainly funded by the Chinese government and which provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the companies obtain bank financing at reduced interest rates.

The material terms for the guarantee from Zhongguancun for the loan extended by ICBC are as follows:

•             RMB40 million maximum amount;

•             a pledge of future and current accounts receivables on a pro rata basis, with the company required to submit a list of all accounts receivables to Zhongguancun every quarter;

•             the term is from November 15, 2010 to November 14, 2012;

•             the fees charged by Zhongguancun for the guarantee of a one-year RMB10 million loan drawdown were RMB208,200; and

•             the fees charged by Zhongguancun for the 15 bid and performance bonds we opened using a RMB30 million project bidding credit line were RMB 20,168,286, which is the sum of the following:

a)	The ICBC guarantee fee of RMB of 208,200 is the sum of RMB10 million x 1.782% (annual guarantee fee) + RMB10 million x 0.3% (annual guarantee review fee).
b)	During 2011, the fees charged by Zhongguancun for the 14 bid and performance bonds the company opened using its RMB30 million credit line for guarantees totaled RMB 309,011, which equals the bond amount x 1.35% (annual percentage) x time outstanding.

The material terms for the Zhongguancun guarantee of the loan extended by CDB are as follows:

•             RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as we repays the principal in accordance with the terms of the loan agreement.

•             a pledge of all future and current accounts receivables on a pro rata basis, with us being required to submit a list of all accounts receivables to Zhongguancun every quarter;

•             the term is from February 25, 2011 to February 24, 2014; and

•             the fees charged by Zhongguancun for the three-year RMB10 million loan were RMB474,542, which is the sum of the following (the CDB annual guarantee fee percentage is 10% higher than that under the ICBC facility due to the longer than one year guarantee):

a)	first year of agreement: RMB10 million x 1.9602% (annual guarantee fee) + RMB10 million x 0.3% (annual guarantee review fee);
b)	second year of agreement: RMB7 million x 1.9602% (annual guarantee fee) + RMB7 million x 0.3% (annual guarantee review fee);
c)	and third year of agreement: RMB4 million x 1.9602% (annual guarantee fee) + RMB4 million x 0.3% (annual guarantee review fee).

The facility with China Minsheng Bank is supported by a personal guarantee from Yabin Liu, our chief executive officer.

We are in compliance with all terms and conditions of the credit agreements. Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreements. We are not subject to any covenants limiting our ability to incur additional indebtedness.

Source of Funds and Liquidity Management

Our principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Our short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans. As of December 31, 2011, we maintained credit facilities of RMB62 million ($9.8 million) with Industrial and Commercial Bank of China, China Development Bank, China Minsheng Bank and China Merchants Bank to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

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

As a result of merger, we have a net cash position of $2.17 million as of December 31, 2010 and our working capital rose from $9.8 million on December 31, 2009 to $16 million as of December 31, 2010. Our net cash position was $4.63 million and our working capital was $7.98 million as of December 31, 2011.

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

As a result of the size of many of our contracts, delayed payments by our customers may adversely affect our working capital, which could in turn negatively affect our ability to fund our operations out of our operating cash flow. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen. Although no customer whose payments were delayed has gone out of business or failed to pay us ultimately, there is no assurance that this will be the case in the future. In the whole year of 2011, we collected $25.6 million from our customers, most representing receivables aged above one year.

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

Revenue Recognition

We recognize revenues using the percentage of completion method of accounting by relating contract costs incurred to date to the estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profits in the reporting period when such estimates are revised. Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  Beijing Wowjoint generates revenue from three main categories (i) machinery sales, which includes sales of equipment and components, (ii) technical services and (iii) equipment leasing.

1)	Revenue from equipment sales is recognized on the percentage of completion method, measured by references to the proportion of contract costs incurred to date to the total estimated costs at completion. Equipment sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of Beijing Wowjoint’s products sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by Beijing Wowjoint on raw materials and other materials included in the cost of producing its finished product.

2)	Revenue from the rendering of technical services is recognized in accordance with the terms stated in the agreements with its customers.

3)	Revenue from the leasing is recognized based on equipment usage in accordance with terms of the contracts.

4)	Where contract costs incurred to date plus recognized profits less recognized losses exceed progress billings, the surplus is treated as an amount due from contract consumers. Where progress billings exceed contract costs incurred to date plus recognized profits less recognized losses, the surplus is treated as an amount due to contract customers.

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

Useful Life
Land use rights	40
Plant	20
Furniture and fixtures	5
Equipment	5-10
Automobiles	5

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

At December 31, 2011, we performed a sensitivity analysis for our financial instruments that have interest rate risk.  It calculated the pretax earnings effect on its interest sensitive instruments.  Based on this sensitivity analysis, we have determined that an increase of 10% in our average floating interest rates at December 31, 2011 would have increased interest expense by $224,226 for the year ended December 31, 2011.

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

Compared to December 31, 2010, our specific allowance increased by $380,898 in the year ended December 31, 2011, but the general allowance decreased by $270,763.  Therefore, our bad debts allowance increased by a net of $110,135 during the year ended December 31, 2011.

As of December 31, 2011, our accounts receivable balance was $12.3 million, of which $ 4.2 million is expected to be received prior to June 30,2012 and $7.6 million is expected to be collected prior to December 31,2012. The remaining $0.5 million is unlikely to be collected and we have provided a 100% allowance of doubtful debts for this portion.

The level of accounts receivables over 180 days is primarily due to the fact that we sell to blue chip state-owned enterprise companies.  At times these customers experience short term working capital constraints due to delay in payments from the Chinese government.  As a result, they in turn delay payments to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2011 were as follows:

Name	Age	Position
Yabin Liu	53	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	56	Chief Technical Officer and Director
John Rui Peng	30	Comptroller and acting Chief Financial Officer
Feizhou Hao	45	Director
Liguo Liu	40	Senior Vice President of Marketing and Sales
Jibing Li	58	Director
Chun Liu	71	Director

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

John Rui Peng became our controller in January 2011.  He is also serving as acting chief financial officer following the resignation of Anthony Hung, for personal reasons, on November 3, 2010, while a search for a new chief financial officer is underway. Prior to joining Wowjoint, Mr. Rui served as senior auditor with PriceWaterhouseCoopers CPA Ltd. in Beijing from July 2006 to July 2007, and as auditor from September 2004 to June 2006. Mr. Rui received a Bachelor of Economics degree from The University of International Business and Economics.

Feizhou Hao became a director of Wowjoint in August 1, 2011.  Mr. Hao has many years of investment banking and fund management experience. From 1998 to 2006, Mr. Hao was advisor for the initial public offerings and listings on Chinese Stock Exchanges of a number of companies including Hubei Huaxin Cement Co. Ltd., Xinjiang Dushanzitianli High-tech Co. Ltd and Foshan Huaxin Packaging Co. Ltd. Since 2006, Mr. Hao has been employed by China Golden Future, Inc., which was founded by the China Research Development Foundation under the State Council’s Research Development Center.  Mr. Hao is currently involved in preparing for the launch of a hedge fund in China, which will engage in the acquisition of mineral resources in China, Australia, Mexico, the United States, Western Africa, and other countries and regions. Mr. Hao has a Master's degree in Finance & Economics from China Central University of Finance & Economics and a Bachelor’s degree from China University of Geosciences.

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

Chun Liu began serving as director to Wowjoint upon the consummation of the acquisition. Mr. Liu has been providing freelance consulting to the industry of railway engineering since 2001. From 1999 to 2001, Mr. Liu was appointed deputy chief commander in charge of engineering of the construction of the express railway from Qinghuangdao to Shenyang, an express railway with designed speeds of up to 250 kilometer/hour and a total length of 401 kilometers. He was responsible for the overall supervision of the engineering and construction of this first express railway built in China. After college and from 1965 to 1999, Mr. Liu was with China Railway Engineering Group in various positions as technician, engineer, senior engineer, chief engineer, commander in engineering and duty chief commander in engineering, all involved in the construction of conventional or high speed railways. He has been involved greatly in the development of the China railway system from its infancy to where the Chinese railway system is today. He has published various research papers in the field of railway engineering. He is a China Honor Scientist. Mr. Liu received his Bachelor’s degree in engineering from Tang Shan Railway Institute.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nomination governance committee.

Audit Committee.  Our audit committee consists of Jibing Li, Feizhou Hao and Chun Liu as of December 31, 2011. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

Our board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors after the business combination from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as at December 31, 2011. Mr. Hao is the chair of our compensation committee. Messrs. Hao, Li and Liu do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	reviewing and making recommendations to the board regarding share-based compensation for our directors and officers;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors after the business combination from time to time.

Nomination Committee.  Our nomination committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as at December 31, 2011. Mr. Chun Liu is the chair of our nomination committee. Messrs. Hao, Li and Liu did not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a nomination committee charter, providing for the following responsibilities of the nominations committee:

•	overseeing the process by which individuals may be nominated to our board of directors after the business combination;

•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors after the business combination and its committees;

•	considering nominees proposed by our shareholders;

•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the board of directors on new candidates for board membership.

The business address of each party described above, apart from Mr. Feizhou Hao, is 1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng District Beijing.

Compensation

The following table shows information concerning the annual compensation of our executives for services during the periods indicated:

						Total
Name	Year Ended	Salary		Bonus		Compensation

Yabin Liu	December 31, 2011	RMB	307,448	RMB	193,200	RMB	500,648
	December 31, 2010	RMB	209,728	RMB	222,569	RMB	432,297
	December 31, 2009 (four months only)	RMB	60,700	RMB	80,080	RMB	140,780
	August 31, 2009	RMB	226,380	RMB	240,240	RMB	466,620
	August 31, 2008	RMB	221,760	RMB	240,240	RMB	462,000
	August 31, 2007	RMB	188,496	RMB	204,549	RMB	393,045

Fude Zhang	December 31,2011	RMB	291,848	RMB	150,052	RMB	441,900
	December 31,2010	RMB	205,331	RMB	204,363	RMB	409,694
	December 31,2009 (four months only)	RMB	55,425	RMB	69,693	RMB	125,118
	August 31, 2009	RMB	210,070	RMB	209,080	RMB	419,150
	August 31, 2008	RMB	205,920	RMB	209,080	RMB	415,000
	August 31, 2007	RMB	175,032	RMB	174,510	RMB	349,542

Liguo Liu	December 31,2011	RMB	259,448	RMB	142,968	RMB	402,416
	December 31,2010	RMB	150,871	RMB	231,189	RMB	382,060
	December 31,2009 (four months only)	RMB	43,137	RMB	78,840	RMB	121,977
	August 31, 2009	RMB	154,350	RMB	236,520	RMB	390,870
	August 31, 2008	RMB	150,480	RMB	236,520	RMB	387,000
	August 31, 2007	RMB	127,908	RMB	199,372	RMB	327,280

Yasheng Liu*	December 31,2011	RMB	-	RMB	-	RMB	-
	December 31,2010	RMB	96,176	RMB	89,431	RMB	185,607
	December 31,2009 (four months only)	RMB	24,642	RMB	33,800	RMB	58,442
	August 31, 2009	RMB	109,047	RMB	101,400	RMB	210,447
	August 31, 2008	RMB	108,000	RMB	101,400	RMB	209,400
	August 31, 2007	RMB	91,800	RMB	84,540	RMB	176,340

John Rui Liu	December 31, 2011	RMB	171,155	RMB	5,230	RMB	176,645

* Mr. Liu Yasheng passed away in May 2011.

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

Employees

As of December 31, 2011, we had approximately 220 full-time employees, including 76 technical and R&D, 55 manufacturing, 22 sales, 8 project management, 6 quality control, 3 purchasing staff, with the remainder being managerial, administrative, finance, accounting and internal control staff.  Since our incorporation in 2004, we have substantially increased our headcount, with a focus on increasing the number of employees such as technicians and engineers with strong technical skills. We believe we have a good relationship with our employees. In geographic location, we have one employee in U.S. and one employee in Italy and the remainder of our employees are in China.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

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

The below table is based on information known to the company or can be ascertained from SEC filings. The percentages are based on the total number of issued and outstanding of 8,401,468 ordinary shares as of April 26, 2012.

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares

Realink Group Limited(1)(2)	4,578,246	54.5%
Yabin Liu(1) (2)	0	-
Fude Zhang (2)	0	-
Jibing Li(2)	-0-	-
Liguo Liu (2)	8,500	*
Feizhou Hao(2)	-0-	-
Chun Liu(2)	-0-	-
John Rui Peng (2)	-0-	-
Rising Year Group Limited(3)	823,178	8.94%
Hope Ni(3)	823,178	8.94%
Paul Packer (4)	587,048	6.5%
Oliveira Capital, LLC (5)	588,888	6.7%
Steven M. Oliveira(5)	588,888	6.7%
Craig Andrew Samuel (6)	514,100	5.8%
Chardan Capital Markets, LLC(7)	474,055	8.5%
All directors and officers as a group	4,586,746	54.6%

* Less than 1%

(1)	Mr. Liu is the sole director of Realink Group Limited and may be deemed as the beneficial owner of the shares directly owned by Realink Group Limited.

(2)	The business address of the persons is Beijing Wowjoint Machinery Co. Ltd., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist, Beijing 101118 P.R. China.

(3)	Ms. Ni is the sole shareholder of Rising Year Group Limited, and she has sole voting power and dispositive power with respect to the ordinary shares owned by Rising Year Group Limited. Ms. Ni’s business address is 38 Taitam Road, Pacific View, Block 4, Apartment 16B, Hong Kong.

(4)	The principal office and business address is 60 Broad Street, 38th floor, New York, NY 10004. The number of ordinary shares beneficially owned by this person is based on the SC 13G/A filed by such person on February 13, 2012.

(5)	Mr. Steven Oliveira has sole voting power and dispositive power with respect to the ordinary shares owned by Oliveira Capital, LLC. The business address of Mr. Steven Oliveira and Oliveira Capital, LLC is 18 Fieldstone Court, New City, New York 10956. The number and percentage are based on the most recent public disclosure of such person’s holdings in the SEC filing.

(6)	The address of Mr. Samuel is 13990 Rancho Dorado Bnd, San Diego, CA 92130. Includes warrants to purchase 485,000 shares. The number and percentage are based on the most recent public disclosure of such person’s holdings in the SEC filing.

(7)	Business address of Chardan Capital Markets, LLC is 17 State Street, Suite 1600, New York, NY 1004. The number and percentage are based on the most recent public disclosure of such person’s holdings in the SEC filing.

B.  Related Party Transactions

During the year ended December 31, 2011, there are three related parties as below:

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. Mr. Yabin Liu, our CEO owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided the natural gas to Wowjoint for production, and Wowjoint purchased the natural gas and made the payment according to the contract. Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company. Mr. Yabin Liu, our CEO and a shareholder of Wowjoint Mechanical. Wowjoint Mechanical provided preliminary working process for Wowjoint. Mr. Yabin Liu provided certain personal guaranty to ensure our payment obligations under the RMB5 million Loan Agreement with China Monsheng Bank entered in March 2012.

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

B. Significant Changes

The following material events have occurred subsequent to December 31, 2011:

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012.

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

On April 30, 2012, NASDAQ approved our application to transfer the listing of our ordinary shares, warrants and units to NASDAQ Capital Market. Our ordinary shares, warrants and units will continue to be trading under the symbols BWOW, BWOWW and BWOWU on NASDAQ Capital Market from May 2, 2012.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association currently authorize share capital consisting of 49,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at December 31, 2011, 7,971,465 ordinary shares were issued and with 7,949,965 ordinary shares were outstanding, including ordinary shares forming part of outstanding units. No preferred shares were outstanding as of that date.

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

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amounts realized upon the disposition and the holder's adjusted tax basis in such ordinary shares. Any such capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be considered a United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations.

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

F. Dividends and Paying Agents

Although we paid a special 6% stock dividend to holders of all the outstanding ordinary shares, we have no current plans to pay cash dividends.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As permitted by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information concerning registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with US GAAP. We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A . Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed other than the following.

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012.  Prior to the stock dividend, there were 7,903,922 ordinary shares issued and outstanding as of December 31, 2011.  After the 6% stock dividend, there are 8,401,468 ordinary shares issued and outstanding as of April 26, 2012.

On March 22, 2012, we commenced a tender offer (the “Offer”)  to all holders of the Company’s outstanding warrants to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer will expire until 5:00 p.m., New York City time, on July 17, 2012, unless further extended by the company.

On April 17, our board of directors approved extension of the expiration date of the warrants to May 15, 2013 (from May 15, 2012, the expiration date provided by the original terms of the Warrants). Except for the extension of the expiration date, the terms of the warrants remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2011). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's President and Chief Financial Officer, and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

(c) Attestation Report of Independent Registered Public Accounting Firm

Not applicable

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2011, our audit committee consisted of Jibing Li, Feizhou Hao and Chun Liu. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualified as an “audit committee financial expert” and was “independent” as such terms are defined in the rules of the Securities and Exchange Commission. Mr. Hao resigned as a member of our Board of Directors in June 2011.

Mr. Feizhou Hao was not deemed an “expert” for any other purpose, including, without being limited to, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Feizhou Hao as an audit committee financial expert did not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Feizhou Hao as an audit committee financial expert did not affect the duties, obligations or liability of any other member of the Audit Committee or board of directors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Wowjoint Holdings Limited and Subsidiaries as of December 31, 2011 and 2010, - included in this annual report in reliance on the report of Sherb & Co. LLP (“Sherb”), Certified Public Accountants, an independent registered public accounting firm, appearing elsewhere in this annual report upon the authority of Sherb as experts in accounting and auditing.

Audit fees

US $108,000 and $100,000 for the year of 2010 and 2011, respectively.

Audit-Related Fees

US $6,024 and $5,241 in 2011 and 2010, respectively.

Tax Fees

None

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

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

Notwithstanding these elections, we are currently in compliance with respect to NASDAQ Listing Rules 5605(c)(2)(A) and 5605(b)(1) as we have determined that Messrs. Feizhou Hao, Jibing Li and Chun Liu, who comprised our Audit Committee and a majority of our Board of Directors as of December 31st, 2010, qualified as independent directors.

We currently do not require independent director involvement in either the nomination of directors or the determination of executive officer compensation, although, as of December 31,  2011, Wowjoint’s Nomination and Compensation Committees consisted of Messrs. Feizhou Hao, Jibing Li and Chun Liu, who were independent.  We also do not require regularly scheduled regularly scheduled meetings at which only independent directors are present.

In June 2011, Mr. Hao Chunyi resigned as a member of our Board of Directors for personal reasons. At the time of his resignation, Mr. Hao Chunyi was chair of Wowjoint’s compensation committee and also served on the company’s audit committee and nomination committee.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)†

1.2	Certificate of Incorporation†

4.1	Specimen Unit Certificate†

4.2	Specimen Ordinary Share Certificate†

4.3	Specimen Public Warrant Certificate†

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.6	Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

8.1	List of Subsidiaries††

10.1	Form of Securities Escrow Agreement among Continental Stock Transfer & Trust Company, certain officers, directors and shareholders and the Registrant (Incorporated by reference to exhibit 10.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.2	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to exhibit 10.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.3	Form of Registration Rights Agreement among the Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.4	Amended and Restated Warrant Purchase Agreement between Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.5	Unit Purchase Option to be granted to the underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.6	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Chun Yi Hao (Incorporated by reference to exhibit 10.9 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.7	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Overseas Fund Ltd. (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.8	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Hope Ni (Incorporated by reference to exhibit 10.10 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.9	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Q.Y. Ma (Incorporated by reference to exhibit 10.11 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.10	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Tan Xiao Wei (Incorporated by reference to exhibit 10.12 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.11	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Ralco Capital Limited (Incorporated by reference to exhibit 10.13 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.12	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Rising Year Group Limited (Incorporated by reference to exhibit 10.14 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.13	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Oliveira Capital, LLC (Incorporated by reference to exhibit 10.15 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.14	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis International Investments LLC (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.15	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Capital Partners L.P. (Incorporated by reference to exhibit 10.7 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.16	Share Purchase Agreement, dated November 30, 2009, among CFAC and the other parties named thereto†

10.17	Form of Escrow Agreement among China Fundamental Acquisition Corporation, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu, Liguo Liu and Mintz & Fraade, P.C. (Incorporated by reference to exhibit 4.1 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.18	Employment Agreement, dated February 22, 2010 between Wowjoint and Yabin Liu. (Incorporated by reference to exhibit 4.2 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.19	Employment Agreement, dated February 22, 2010 between Wowjoint and Fude Zhang. (Incorporated by reference to exhibit 4.3 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.20	Employment Agreement, dated February 22, 2010 between Wowjoint and Liguo Liu. (Incorporated by reference to exhibit 4.4 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.21	Employment Agreement, dated February 22, 2010 between Wowjoint and Yasheng Liu. (Incorporated by reference to exhibit 4.5 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.22	Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu (Incorporated by reference to exhibit 4.6 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.23	Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited (Incorporated by reference to exhibit 4.7 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.24	Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibit 4.8 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.25	Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.26	Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding †

10.27	Executive Employment Agreement, dated March 12, 2010, between China Fundamental Acquisition Corporation and Anthony Hung†

10.28	Investor Relations Consulting Agreement, dated March 12, 2010 between Wowjoint Holdings Limited and Hayden Communications International, Inc.†

10.29	Exclusive Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co. Ltd. and the shareholders of Beijing Wowjoint (Incorporated by reference to exhibit 4.11 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.33	Loan agreement, dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.34	First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.35	Loan agreement, dated June 11, 2010, with Bank of Beijing. Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.36	First amendment, dated September 15, 2010, to loan agreement, dated June 11, 2010, with Bank of Beijing Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.37	Loan agreement , dated November 30, 2010, with Industrial and Commercial Bank of China Limited. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38	Loan agreement, dated February 23, 2011, with China Development Bank. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39	Loan agreement summary, dated March 29, 2011, with China Minsheng Bank. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38	Guarantee (Contract Number: No. 2010 QZY592) from Beijing Zhongguancuon Sci-Tech relating to loan agreement with Industrial and Commercial Bank of China Limited. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39	Guarantee (Contract Number: No. 2010 QZY647) from Beijing Zhongguancuon Sci-Tech relating to loan agreement with China Development Bank Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.40	Confirmation from Industrial and Commercial Bank of Chain Limited regarding increase in credit facility from RMB10 million to RMB40 million to allow from issuances of guarantees. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011.

10.41	Loan Agreement dated December 20, 2011, between Beijing Wowjoint Machinery Co., Ltd. and Industry and Commerce Bank of China. ††

10.42	Guaranty (Contract Number: No. 2010 QZY 723 ) from Beijing Zhongguancun Guaranty Company Agreement dated December 6, 2011 relating to loan agreement with Industrial and Commercial Bank of China Limited. ††

10.43	SME Financial Services Contract dated March 14, 2012 between Beijing Wowjoint Machinery Co., Ltd. and China Minsheng Bank. ††

10.44	Loan Agreement dated July 22, 2011 between Beijing Wowjoint Machinery Co., Ltd. and China Merchants Bank.

11.1	Code of Ethics†

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) ††

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))††

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002††

†	Previously filed

††	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: April 30, 2012		Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors

Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. and Subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wowjoint Holdings, Ltd. and Subsidiaries as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP

Certified Public Accountants

New York, New York

April 20, 2012

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010

ASSETS
Current Assets:
Cash and cash equivalents	$4,626,799	$2,167,718
Accounts receivable, net of allowance for doubtful accounts of $1,502,862 and $1,392,727 at December 31, 2011 and 2010, respectively	12,307,677	17,904,174
Other receivables, net	1,655,766	723,368
Advances to suppliers	8,955,688	3,523,727
Inventories	3,979,034	5,224,257
Costs and estimated earnings in excess of billings	4,413,482	2,690,199
Restricted cash	577,872	921,874
Due from the related parties	76,037	82,191
Total Current Assets	36,592,355	33,237,508

Property, plant and equipment, net of accumulated depreciation of $1,667,572 and $942,207 at December 31, 2011 and 2010, respectively	14,588,952	3,208,396
Intangible asset, net	1,067,336	1,043,694
Prepaid expense – Long-term	-	101,438

Total Assets	$52,248,643	$37,591,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$3,491,620	$1,510,000
Accounts payable and accrued expenses	14,202,819	7,502,717
Advances from customers	5,313,646	1,173,015
Unearned lease income	-	748,333
Taxes payable	4,591,302	5,050,588
Billings in excess of costs and estimated earnings	-	896,649
Other payables	480,817	323,017
Due to related parties	53,972	-
Long-term loan due within one year	476,138
Total Current Liabilities	28,610,314	17,204,319

Long-term loan	1,110,962	-

Shareholders’ Equity:
Ordinary Shares ($0.001 par value per share, 49,000,000 authorized shares, 7,971,465 and 7,949,965 issued and outstanding)	7,972	7,950
Additional paid in capital	10,335,915	10,300,247
Statutory surplus reserves	3,024,562	3,024,562
Retained earnings	7,148,925	5,960,944
Accumulated other comprehensive income	2,009,993	1,093,014
Total Shareholders’ Equity	22,527,367	20,386,717

Total Liabilities and Shareholders’ Equity	$52,248,643	$37,591,036

See Notes to Financial Statements

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND CONPREHENSIVE INCOME

	Year Ended
	December 31, 2011	December 31, 2010

Sales:
Machinery sales	$19,599,635	$18,194,498
Technical service	1,274,661	5,124,128
Lease income	3,524,125	743,548
Total sales	24,398,421	24,062,174

Cost of goods sold:
Machinery sales	15,562,256	14,361,080
Technical service	886,251	3,377,704
Lease	1,187,404	346,487
Cost of goods sold	17,635,911	18,085,271

Gross profit	6,762,510	5,976,903

Operating expenses:
General and administrative expenses	3,544,343	4,177,048
Selling expenses	1,159,941	1,162,807
Total operating expenses	4,704,284	5,339,855

Income from operations	2,058,226	637,048

Other (income) expenses:
Interest income	(14,137)	(14,451)
Interest expense	298,600	74,374
Bank expense	45,223	66,502
Foreign currency exchange loss	264,441	(23,015)
Other (income) expense	(69,432)	(170,029)
Total other expenses (income)	524,695	(49,419)

Income before income taxes	1,533,531	731,047
Income taxes expenses (benefit)	345,550	306,776
Net income	1,187,981	424,271

Other comprehensive income:
Unrealized foreign currency translation adjustment	916,979	238,861

Comprehensive income	$2,104,960	$663,132

Earnings per share
Basic	$0.15	$0.06
Diluted	$0.15	$0.06

Weighted average number of shares used in computing earnings per share
Basic	7,957,151	7,575,330
Diluted	7,957,151	7,575,330

See Notes to Financial Statements.

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Additional	Statutory	Retained	Other
	Ordinary Shares		Paid-in	Surplus	Earnings	Comprehensive
	Shares	Amount	Capital	Reserve	(Deficit)	Income	Total

Balance, January 1, 2010	5,700,000	$5,700	$3,571,963	$2,674,537	$5,536,673	$854,153	$12,643,026

Recapitalization on reverse acquisition	2,249,965	2,250	6,728,284				6,730,534
Allocation to reserve				350,025			350,025
Net income					424,271		424,271
Unrealized foreign currency translation adjustment						238,861	238,861

Balance, December 31, 2010	7,949,965	7,950	10,300,247	3,024,562	5,960,944	1,093,014	20,386,717

Net income					1,187,981		1,187,981
Stock issued for services	21,500	22	35,668				35,690
Unrealized foreign currency translation adjustment						916,979	916,979

Balance, December 31, 2011	7,971,465	$7,972	$10,335,915	$3,024,562	$7,148,925	$2,009,993	$22,527,367

See Notes to Financial Statements.

WOWJOINT HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31, 2011	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,187,981	$424,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	725,365	331,198
Bad debt expense	110,135	82,932
Issuance of common shares for services	35,690	-
Changes in operating assets and liabilities:
Accounts receivable	5,486,362	(4,537,685
Other receivables	(932,398)	(680,699
Advances to suppliers	(5,431,961)	(2,733,568
Inventories	1,245,223	(1,588,929
Costs and estimated earnings in excess of billings	(1,723,283)	(368,950
Prepaid expense – Short-term	-	(96,154
Accounts payables and accrued expenses	6,700,102	3,065,632
Other payables	157,800	65,520
Unearned lease income	(748,333)	748,333
Advances from customers	4,140,631	693,352
Taxes payable	(459,286)	(176,534
Billings in excess of costs and estimated earnings	(896,649)	873,434
Total adjustments	8,409,398	(4,322,118
Net cash provided by (used in) operating activities	9,597,379	(3,897,847

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by acquisition	-	6,910,534
Purchase of property, plant and equipment	(12,105,921)	(1,778,721
Prepaid expense - Long-term	101,438
Net cash provided by (used in) investing activities	(12,004,483)	5,131,813

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term loans	(1,510,000)	(732,250
Proceeds from short-term loans	3,491,620	1,510,000
Proceeds from Long-term loans	1,587,100
Restricted cash	344,002	(733,781
Due from related parties	6,154	(20,273
Due to related parties	53,972	-
Net cash provided by financing activities	3,972,848	23,696

EFFECT OF EXCHANGE RATE CHANGES ON CASH	893,336	234,771

NET INCREASE IN CASH	2,459,081	1,492,433

CASH, BEGINNING OF YEAR	2,167,718	675,286

CASH, END OF YEAR	$4,626,799	$2,167,719
SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$219,621	$68,571
Income tax paid	$427,370	$25,752

See Notes to Financial Statements.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

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

As of December 31, 2011, details of Wowjoint Holdings Ltd’s subsidiaries are as follows

Subsidiaries	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activity

Authentic Genius Limited (“AGL”)	December 22, 2009	Hong Kong	100%	Investment holding

Giant Nova Holdings Limited (“Giant Nova”)	December 18, 2009	the British Virgin	100%	Investment holding

Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”)	August 31, 2009	the People’s Republic of China (“PRC”)	100%	Investment holding

Beijing Wowjoint Machinery Co., Ltd. (“BWMC” or “Beijing Wowjoint”)	March 3, 2004	PRC	100%	Design and manufacture heavy duty construction equipment and machinery

Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”)	May 10, 2010	PRC	100%	Lease and sell equipment and machinery

Zhenjiang Wowjoint Heavy-duty Machinery Co., Ltd. (“Zhenjiang Wowjoint”)	April 13, 2011	PRC	100%	Design and manufacture heavy duty construction equipment and machinery

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

FOR THE YEAR ENDED DECEMBER 31, 2011

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

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. At December 31, 2011 and 2010, the Company’s bank balances held in Chinese financial institutions of approximately $4.6 million and $2.2 million, respectively, were uninsured.

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

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Accounts Receivable

The Company records accounts receivable net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. The amount of the provision, if any, is recognized in the consolidated statements of operations within the general and administrative expenses. Accounts are written off after appropriate collection efforts are conducted. The allowance for doubtful accounts as of December 31, 2011 and 2010, was $1,502,862 and $1,392,727, respectively.

Inventories

Inventories other than inventoried cost relating to long-term contracts are stated at the lower of cost or market utilizing the moving average method. Inventoried costs relating to long-term contracts are stated at the actual production cost and tolling cost, and applicable overhead, not in excess of realizable value. An allowance is established when management determines that the carrying value of certain inventories may not be realizable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates and reflected in cost of sales. The provision for inventory obsolescence accounts as of December 31, 2011 and 2010 was $70,163..

Plant and Equipment (Including leased equipment)

Plant and equipment is recorded at cost (including costs of self-construction for leased equipment) and depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of the assets, are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations. In accordance with GAAP, the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Plant	20 years
Furniture and fixtures	5 years
Equipment	5-10 years
Automobiles	5 years

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

Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the years ended December 31, 2011 and 2010.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in USD. The functional currency of the Company is RMB. The consolidated financial statements are translated in USD from RMB at period-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Equity accounts are translated at their historical exchange rates when the equity transactions occurred. The resulting transaction adjustments are recorded as a component of stockholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	December 31,
	2011	2010
Year ended RMB: USD Exchange rate	6.3647	6.6118
Average yearly RMB: USD Exchange rate	6.47351	6.77875

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2011 and 2010 foreign currency translation adjustments of $916,979 and $238,861, respectively, have been reported as other comprehensive income in the consolidated financial statements.

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

FOR THE YEAR ENDED DECEMBER 31, 2011

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

Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as advances from customers. Advances from customers as of December 31, 2011 and 2010, amounted to $5,313,646 and $1,173,015, respectively.

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

Lease Revenue

The Company provides machinery lease to its customers. Lease revenue is recognized based on equipment usage in accordance with terms of the contract.

The Company has entered into three operating lease with their customers and charged to customers by the working volume every month.

During the year of 2011, the company recognized leasing revenue $3,524,125 with cost of $1,187,404.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses, which amounted to $31,778 , $61,119, for the years ended December 31, 2011 and 2010,respectively.

Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses, which amounted to $691,662 and $675,709 for the years ended December 31, 2011 and 2010, respectively.

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

The Company has received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for the corporate enterprise income tax for the calendar years ended 2008 and 2009. The reduced income tax rate for the company is 7.5% and will be effective until December 31, 2009. From January 1, 2010 to the present, the income tax rate applicable to the Company is 15%.

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

During the year of 2011 and 2010, the transactions of Beijing Wowjoint were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. During the year ended December 31, 2011, the 2010, the Company recorded a net foreign currency exchange loss and gain of $264,441 and ($23,015), respectively.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars. As of December 31, 2011 and 2010, the unrealized foreign currency translation adjustments were gains of $2,009,993, $1,093,014, respectively.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

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

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year’s presentation. Such reclassifications had no effect on previously reported net income or net assets.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Recent Accounting Pronouncements

The following is a list of recent accounting pronouncements summarized below:

-

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. ASU 2011-08 will be effective for annual and interim goodwill impairment tests performed for annual reporting period beginning after December 15, 2011, with early adoption permitted. The adoption of this ASU did not have a material impact on its consolidated financial statements.

-

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income: Presentation of Comprehensive Income." ASU 2011-05 will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU 2011-05 will be effective for the first interim and annual periods beginning after December 15, 2011. Further, in December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The Company believes the adoption of this guidance concerns disclosure only and will not have a material impact on its consolidated financial statements.

-

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 changes the wording used to describe the requirements in generally accepted accounting principles in the United States ("U.S. GAAP") for measuring fair value and for disclosing information about fair value measurements in order to improve consistency in the application and description of fair value between U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 clarifies how the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets or of liabilities. In addition, ASU 2011-04 expanded the disclosures for the unobservable inputs for Level 3 fair value measurements, requiring quantitative information to be disclosed related to (1) the valuation processes used, (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, and (3) use of a nonfinancial asset in a way that differs from the asset's highest and best use. ASU 2011-04 will be effective for the first interim and annual reporting period beginning after December 15, 2011 and early adoption is prohibited. The Company is currently evaluating the future impact of this new accounting update on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our financial statements.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Note 3 – ACCOUNTS RECEIVABLE

A significant percentage of contract value is billed upon the delivery of the equipment to our customers. Accounts billed represent billed amounts. Unbilled amounts represent sales for which billings have not been presented to customers at year end. (See Note 15)

Accounts receivable consisted of the following:

	December 31,
	2011	2010
Amount billed	$10,521,420	$17,226,713
Retainage, subsequent to completion of contracts and acceptance by the owners	3,289,119	2,070,188
Accounts receivable	13,810,539	19,296,901
Less: Allowance for doubtful accounts	(1,502,862)	(1,392,727)
Accounts receivables, net	$12,307,677	$17,904,174

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

Note 4 – ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2011 and 2010,the advances to suppliers amounted to $8,955,688, $3,523,727 respectively.

Note 5 –INVENTORIES

Inventories are summarized as follows:

	December 31,
	2011	2010
Raw materials and Inventoried Costs	$3,979,034	$5,224,257

Inventoried cost, are costs relating to the assembly of sub-component parts available for future use on various types of machines manufactured by the Company, and for costs relating to the construction of equipment which has not been contracted by a customer, but which Company management has determined is readily saleable in the construction equipment industry. Total inventoried costs as of December 31, 2011 and 2010, was $434,591 and 1,646,583, respectively.

Note 6 – PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	December 31,
	2011	2010
Plant	$1,346,170	$1,280,820
Furniture and fixtures	64,327	61,201
Equipment	8,862,018	905,830
Automobiles	411,498	391,497
	10,684,013	2,639,348
Construction in progress	5,572,511	1,511,255
Less: Accumulated depreciation	(1,667,572)	(942,207)
Plant and equipment, net	$14,588,952	$3,208,396

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Included in Equipment, is $6,150,173 that was produced for operating leasing that is leased to our customers..

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expense of $725,365 and $331,198 for the years ended December 31, 2011 and 2010, respectively.

Note 7 – INTANGIBLE ASSETS

Land Use Right

According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

Land use rights consisted of the following:

	December 31,
	2011	2010
Land use rights	$1,185,929	$1,128,318
Less: Accumulated amortization	(118,593)	(84,624)
	$1,067,336	$1,043,694

Total amortization expenses of land use right for the years ended December 31, 2011,and 2010 amounted to $33,969 and $29,908, respectively.

Future amortization expenses of the intangible asset are as follows:

Year ended December 31, 2012	$33,969
Year ended December 31,2013	33,969
Year ended December 31,2014	33,969
Year ended December 31,2015	33,969
Year ended December 31,2016	33,969
Thereafter	897,491
$1,067,336

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Note 8 – LOANS

Short-term loans were as follows:

	December 31,
Description	2011		2010
Loan payable to Xi Zhimen Branch of ICBC, interest at 5.84% annually, due by June 30, 2011, with collateral consisting of buildings and land use rights.	$		$1,510,000

Loan payable to Industrial and Commercial Bank of China, interest at 6.56% annually, due by December 19, 2012, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.		1,587,074

Loan payable to China Minsheng Bank, interest at 7.93% annually, due by September 14, 2012.		793,594

Loan payable to China Merchants Bank, interest at 8.53% annually, due by July 21, 2012.		1,110,952

		$3,491,620	$1,510,000

In January 2012, we repaid the RMB 5,000,000 ($793,594) to China Minsheng Bank before the due date.

In March 2012, we signed a new loan contract with China Minsheng Bank, amounting to RMB 5,000,000.

Long-term loans were as follows:

	December 31,
Description	2011	2010
Loan payable to China Development Bank, interest at 6.1% annually, due by Feb 24, 2014, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$1,587,100	$-

Long-term loan due within one year	(476,138)	-

Long-term loan will be paid beyond one year	1,110,962	-

The interest expense was $298,600 and 74,374, for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2011, we maintain in total RMB 62 million (approximately $9.8 million) in rolling credit facilities, of this amount:

1)	Industrial and Commercial Bank of China Limited (“ICBC”) extended RMB40 million ($6.4 million) facilities, of which RMB10 million ($1.6 million) has been used for funding of procurement and purchases related to the company’s business, and RMB30 million ($4.8 million) has been extended for the issuance of guarantees, letters of credit, bid bonds and performance bonds. These facilities carry an interest rate equal to 1.05 times the People’s Bank of China’s benchmark lending rate.

The original loan agreement with ICBC was for an amount of RMB10 million ($1.6 million) for funding of procurements and purchases relating to our business. However, on December 23, 2010 ICBC subsequently allowed the facility to be used for an additional RMB30 million ($4.8 million) for the purpose of issuing guarantees, letters of credit, bid bonds and performance bonds, based on the support provided by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”). There was no formal amendment to the ICBC loan agreement to reflect the increased amount. However, we obtained a letter from ICBC confirming this arrangement.

The expiration date for the original ICBC loan agreement was on December 8, 2011. We successfully renewed the RMB 10 million ($1.6 million) credit line under a loan agreement executed with ICBC on December 20, 2011 and supported by a new RMB 10 million ($1.6 million) guarantee contract with the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd. (“Zhongguancun”) executed on December 6, 2011.

The RMB30 million ($4.8 million) used for the issuance of guarantees, letters of credit, bid bonds and performance bonds is covered under the original guarantee contract with Zhongguancun, still valid from November 15, 2010 to November 14, 2012. While there is no specified term for the additional RMB30 million ($4.8 million) credit line, the required guarantee from Zhongguancun terminates on November 14, 2012, therefore the RMB30 million ($4.8 million) credit line will expire on that date unless we are able to negotiate for an extension. In addition, this RMB30 million ($4.8 million) line of credit is uncommitted in nature despite the Zhongguancun guarantee, which means that each time we apply to use this line, ICBC has the right to decline the request at its discretion.

2)	China Development Bank extended a RMB10 million (US$1.6 million) working capital facility. The current expiration date for the loan agreement is February 24, 2014, with RMB3 million scheduled to be repaid on February 24, 2012, RMB3 million to be repaid on February 24, 2013 and the remaining RMB4 million to be repaid on February 24, 2014. RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate;

3)	China Minsheng Bank extended a RMB5 million (US$0.8 million) facility to provide short-term liquidity and working capital. The current expiration date for the loan agreement is March 29, 2012. We repaid the whole amount in January of 2012, and renewed the contract for RMB5 million for 6 months in March 2012. The current expiration date for the loan agreement is September 14, 2012. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate, i.e. 7.93%.

4)	China Merchants Bank extended a RMB7 million (US$1 million) facility to provide short-term liquidity and working capital. The current expiration date for the loan agreement is July 21, 2012. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate.

As of December 31, 2011, in total approximately $7 million was outstanding under our various credit facilities with these four banks, leaving approximately $2.8 million available under the uncommitted RMB30 million ($4.8 million) with ICBC, which allows the company to use to bid on projects.  The use of approximately $2.0 million under the uncommitted RMB30 million ($4.8 million) ICBC credit facility is not reflected on the balance sheet as of December 31, 2011.

Note 9 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are the following:

	December 31,
	2011	2010
Accounts payable	$11,387,293	$7,099,240
Accrued expenses	2,661,364	256,804
Accrued warranty cost	154,162	146,673
Total	$14,202,819	$7,502,717

The Company’s equipments are typically sold with one year warranty from the date of sales against defects in materials, Warranty cost   is   accrued   as revenue   is   recognized. Cost of warranties   is   estimated   based   on the Company’s experience in recent years. Actual   warranty   costs when incurred are   charged   against   accrued   warranty   liability. The Company did not accrue warranty expense during the year ended December 31, 2011 and 2010, as their accrued warranty ($154,162) was adequate to compensate for expected future warranty costs as of those respective dates.

Note 10 – OTHER PAYABLES

Other payables comprised of the following:

	December 31,
	2011	2010
Payable to employees	$107,996	$62,601
Payable to other companies	372,821	260,416
Total	$480,817	$323,017

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Note 11 – TAXES PAYABLES

Tax payables are summarized as follows:

	December 31,
	2011	2010
VAT tax payables	$4,183,815	$4,431,547
Business tax payables	-	22,873
Income tax liability	411,638	567,389
Individual Income tax payable		23,946
Other tax payable	(4,151)	4,833
Total taxes payable	$4,591,302	$5,050,588

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

In accordance with common market practice in China, the company pays VAT to tax authorities based on the VAT invoices it issues to customers. For the projects which the company has completed but has not issued invoices, the company classified the VAT tax to “Cost and estimated earnings in excess of billing” from “Accounts Receivables”, not included in Accounts Receivable on its balance sheet.

Note 12– INCOME TAXES

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was effective from January 1, 2008.

Prior to January 1, 2008, the CIT rate applicable to corporations in the PRC was 33%, which is composed of 30% national income tax and 3% local income tax. After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our subsidiaries is 25%. The New CIT Law has an impact on the deferred tax assets and liabilities of the Company. The Company adjusted deferred tax assets as of December 31, 2011 and 2010 was approximately $243,000 and $231,000, respectively, based on the Company’s best estimate. The deferred tax assets arose primarily due to timing differences with respect to PRC taxes. These deferred tax assets have been netted against the Company’s income tax liability. The Company will continue to assess the impact of such new tax laws in the future. The effects arising from the enforcement of the New CIT Law have been reflected in the accounts. Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

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

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company was 7.5% until December 31, 2009. For the years ending December 31, 2010 and 2011, the company’s income tax rate was 15%.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company were to have non-PRC incorporated entities that are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law, as of December 31, 2011, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed during the years ended December 31, 2011, and 2010,.

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory rate in the PRC and the effective tax rate.

	Year Ended December 31, 2011	Year Ended December 31, 2010

Income tax provision (benefit)	38%	71%
Abatement of taxes – Technology enterprises	(15)%	(29)%
Tax provision (benefit)	23%	43%

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2011 and 2010, the Company did not have a liability for unrecognized tax expenses.

Note 13 – RELATED PARTY TRANSACTIONS

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

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. The Company has advanced to Beijing Runtuo $76,037 and $82,191, as of December 31, 2011 and 2010, respectively. As of December 31, 2011, the Company has a liability amounting $53,972 to Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company. The CEO of the Company is the CEO and a shareholder in Wowjoint Mechanical. All advances and liabilities as of December 31, 2011 were subsequently repaid or collected. The company made natural gas purchases from Beijing Runtuo totaling US$131,929 for the year ended December 31,2011 and US$77,605 for the year ended December 31,2010.

WOWJOINT HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

Note 14 – COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

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

As of December 31, 2011 and 2010, costs and estimated earnings in excess of billings are as follows:

	December 31,
	2011	2010
Contract costs incurred plus recognized profits less recognized losses to date	$22,564,799	$24,821,035
Less: Progress billings to date	(18,151,317)	(22,130,836)
Costs and estimated earnings in excess of billings	$4,413,482	$2,690,199

The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2011 and 2010 are typically billed within one year.

Note 15 - BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS

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

As of December 31, 2011 and 2010, billings in excess of cost and estimated earnings are as follows.

	December 31,
	2011	2010
Progress billings to date	$-	$1,723,818
Less: Contract costs incurred plus recognized profits less recognized losses to date	-	(827,169)
Billings in excess of costs and estimated earnings	$-	$896,649

Note 16 – ORDINARY SHARES

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

After giving effect to the issuance of 5,700,000 ordinary shares to Wowjoint’s shareholders, the redemptions and the forward contract payments, there are 7,949,965 ordinary shares of Wowjoint outstanding as of December 31, 2011.

The movement of ordinary shares during the year ended in December 31, 2010 and 2011 is summarized below:

Issued and outstanding shares of CFAC prior to acquisition	5,320,312
Shares redeemed	(1,374,089)
Shares under forward contact	(1,696,258)
2,249,965
Shares issued to Beijing Wowjoint’s shareholders	5,700,000
Outstanding shares as at December 31, 2010 and 2011	7,949,965
Shares issued for services	21,500
Outstanding shares as of December 31,2011	7,971,465

The company issued stock compensation of 21,500 common shares in October 2011 for services performed by a financial consultant. These shares were valued at market on the date of their approval for issuance. The company recorded $35,690 in compensation expense, included in general and administrative expenses, related to this share issuance.

Note 17 – STATUTORY SURPLUS RESERVE

In accordance with the laws and regulations of PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses incurred in previous years, and make allocations to its statutory surplus reserves. The Company’s PRC subsidiaries are required to transfer 10% of their after-tax profits to a statutory surplus reserve until the reserve balance reaches 50% of its registered capital, which must be completed prior to dividend distribution. Statutory surplus reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory surplus reserves should not result in its balance falling below 25% of registered capital, unless the reserves are used to reduce incurred losses. At December 31, 2011 and 2010 the balance of statutory surplus reserves was $3,024,562.

Note 18 – EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows

	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income, basic and diluted	$1,187,981	$424,271
Weight average number of shares outstanding, basic and diluted	7,957,151	7,575,330
Earnings per share, basic and diluted	$0.15	$0.06

For accounting period prior to the date of reverse acquisition, the number of shares included in the earnings per share calculation has been retroactively restated to reflect the number of shares to which Beijing Wowjoint shareholders are entitled in the share purchase agreement.

As disclosed in Note 1, an earn-out provision in the share purchase agreement provides for up to an additional 500,000 ordinary shares being issued, the issuance of which is contingent upon certain performance criteria. As such contingency has not been met as of December 31, 2011, the above basic and diluted earnings per share have not included these issuable ordinary shares. In addition, diluted earnings per share exclude 1,786,056 ordinary shares, issuable upon the exercise of warrants, since the exercise price of these warrants were in excess of the average market price of the Company’s ordinary shares.

 Note 19 – CONCENTRATIONS

Major vendors

There were two vendors from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2011, with each vendor accounting for about 14% and 11%, respectively, of its raw material purchases.

There were two vendors from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2010, with each vendor accounting for about 12% and 11%, respectively, of its raw material purchases.

Major customers

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2011, with each customer accounting for about 31%, 26% and 15%, respectively, of total sales over this period.

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2010, with each customer accounting for about 37%, 20% and 19%, respectively, of total sales over this period.

Sales by Geographic Region

For the year ended December 31, 2011, 74% of sales were to customers located in China. For the year ended December 31,2010, 97% of sales were made to customers located in China.

Note 20 – CONTINGENCIES

On December 23, 2011, we received two subpoenas from the Securities and Exchange Commission. The subpoenas require that Wowjoint provide certain documents to the SEC and that a representative of Wowjoint testify before the SEC. As stated in the SEC correspondence that accompanied the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. The investigation is a non-public fact finding inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed. Wowjoint is committed to cooperating with the SEC. The investigation may require considerable legal expense and management’s time and attention. Moreover, if the SEC were to initiate an enforcement proceeding against us or our officers or both, an enforcement proceeding could subject us or our management to injunctions, fines, and other penalties or sanctions or result in private civil actions, loss of key personnel, or other adverse consequences.

Note 21 – SUBSEQUENT EVENTS

The following material events have occurred subsequent to December 31, 2011:

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012. Prior to the stock dividend, there were 7,903,922 ordinary shares issued and outstanding as of December 31, 2011. After the 6% stock dividend, there are 8,401,468 ordinary shares issued and outstanding as of April 26, 2012.

On March 22, 2012, the company commenced a tender offer (the “Offer”) to all holders of the Company’s outstanding warrants to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer will expire until 5:00 p.m., New York City time, on July 17, 2012, unless further extended by the company.

On April 17, the board of directors of the company approved extension of the expiration date of the warrants to May 15, 2013 (from May 15, 2012, the expiration date provided by the original terms of the Warrants). Except for the extension of the expiration date, the terms of the warrants remain unchanged.

