Form 20-F/A
period 2011-12-31
Wowjoint Holdings Ltd
filed 2012-05-04
CIK 1429360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

DESHENGMENWAI St, XICHENG Dist. Beijing 100088

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
Ordinary Shares	NASDAQ Capital Market
Warrants	NASDAQ Capital Market
Units	NASDAQ Capital Market

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

Yes ☐  No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to our Annual Report of Wowjoint Holdings Limited (“Company”) on Form 20-F for the year ended December 31, 2011 filed on April 30, 2012 (the “Original Report”) is being filed with the Securities and Exchange Commission (the “SEC”) to solely furnish Exhibit 101 to be included in Part III Item 19 of the Form 20-F.

Unless expressly stated, this Amendment does not reflect events occurring after the filing of the Original Report, nor does it modify or update in any way the disclosures contained in the Original Report, which speak as of the date of the original filing.  Accordingly, this Amendment should be read in conjunction with the Original Report and our other SEC filings subsequent to the filing of the Original Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
3.1	Memorandum and Articles of Association(Incorporated by reference to exhibit 3.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

3.2	Certificate of Incorporation (Incorporated by reference to exhibit 3.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

3.3	Form of Amended and Restated Articles of Association (Incorporated by reference to exhibit 3.3 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

3.3	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)

4.1	Specimen Unit Certificate (Incorporated by reference to exhibit 4.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.2	Specimen Ordinary Share Certificate (Incorporated by reference to exhibit 4.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.3	Specimen Public Warrant Certificate (Incorporated by reference to exhibit 4.3 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.6	Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

8.1	List of Subsidiaries (incorporated by reference to the Corporate Structure Chart in Item 4 of Form 20-F filed on April 30, 2012)

10.1	Form of Securities Escrow Agreement among Continental Stock Transfer & Trust Company, certain officers, directors and shareholders and the Registrant (Incorporated by reference to exhibit 10.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.2	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to exhibit 10.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.3	Form of Registration Rights Agreement among the Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.4	Amended and Restated Warrant Purchase Agreement between Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.5	Unit Purchase Option to be granted to the underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.6	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Chun Yi Hao (Incorporated by reference to exhibit 10.9 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.7	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Overseas Fund Ltd. (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.8	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Hope Ni (Incorporated by reference to exhibit 10.10 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.9	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Q.Y. Ma (Incorporated by reference to exhibit 10.11 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.10	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Tan Xiao Wei (Incorporated by reference to exhibit 10.12 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.11	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Ralco Capital Limited (Incorporated by reference to exhibit 10.13 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.12	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Rising Year Group Limited (Incorporated by reference to exhibit 10.14 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.13	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Oliveira Capital, LLC (Incorporated by reference to exhibit 10.15 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.14	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis International Investments LLC (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.15	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Capital Partners L.P. (Incorporated by reference to exhibit 10.7 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.16	Share Purchase Agreement, dated November 30, 2009, among CFAC and the other parties named thereto†

10.17	Form of Escrow Agreement among China Fundamental Acquisition Corporation, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu, Liguo Liu and Mintz & Fraade, P.C. (Incorporated by reference to exhibit 4.1 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.18	Employment Agreement, dated February 22, 2010 between Wowjoint and Yabin Liu. (Incorporated by reference to exhibit 4.2 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.19	Employment Agreement, dated February 22, 2010 between Wowjoint and Fude Zhang. (Incorporated by reference to exhibit 4.3 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.20	Employment Agreement, dated February 22, 2010 between Wowjoint and Liguo Liu. (Incorporated by reference to exhibit 4.4 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.21	Employment Agreement, dated February 22, 2010 between Wowjoint and Yasheng Liu. (Incorporated by reference to exhibit 4.5 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.22	Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu (Incorporated by reference to exhibit 4.6 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.23	Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited (Incorporated by reference to exhibit 4.7 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.24	Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibit 4.8 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.25	Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.26	Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.27	Executive Employment Agreement, dated March 12, 2010, between China Fundamental Acquisition Corporation and Anthony Hung ( Incorporated by reference to exhibit 1.031 to the Form F-1 filed on May 3, 2010).

10.28	Investor Relations Consulting Agreement, dated March 12, 2010 between Wowjoint Holdings Limited and Hayden Communications International, Inc. ( Incorporated by reference to exhibit 1.031 to the Form F-1 filed on May 3, 2010).

10.29	Exclusive Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co. Ltd. and the shareholders of Beijing Wowjoint (Incorporated by reference to exhibit 4.11 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd. ( Incorporated by reference to exhibit 1.030 to the Form F-1/A filed on November 30, 2010).

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing ( Incorporated by reference to exhibit 1.031 to the Form F-1/A filed on November 30, 2010).

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibits to the Form F-1/A filed on May 23, 2011).

10.33	Loan agreement, dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibits to the Form F-1/A filed on May 23, 2011).

10.34	First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibits to the Form F-1/A filed on May 23, 2011).

10.35	Loan agreement, dated June 11, 2010, with Bank of Beijing. (Incorporated by reference to exhibits to the Form F-1/A filed on August 8, 2011).

10.36	First amendment, dated September 15, 2010, to loan agreement, dated June 11, 2010, with Bank of Beijing (Incorporated by reference to exhibits to the Form F-1/A filed on August 8, 2011).

10.37	Loan agreement , dated November 30, 2010, with Industrial and Commercial Bank of China Limited. (Incorporated by reference to exhibit 10.35 to the Form F-1/A filed on December 12, 2011).

10.38	Loan agreement, dated February 23, 2011, with China Development Bank. (Incorporated by reference to exhibit 10.36 to the Form F-1/A filed on December 12, 2011)

10.39	Loan agreement summary, dated March 29, 2011, with China Minsheng Bank. (Incorporated by reference to exhibit 10.37 to the Form F-1/A filed on December 12, 2011)

10.38	Guarantee (Contract Number: No. 2010 QZY592) from Beijing Zhongguancuon Sci-Tech relating to loan agreement with Industrial and Commercial Bank of China Limited. (Incorporated by reference to exhibit 10.38 to the Form F-1/A filed on December 12, 2011)

10.39	Guarantee (Contract Number: No. 2010 QZY647) from Beijing Zhongguancuon Sci-Tech relating to loan agreement with China Development Bank (Incorporated by reference to exhibit 10.39 to the Form F-1/A filed on December 12, 2011)

10.40	Confirmation from Industrial and Commercial Bank of Chain Limited regarding increase in credit facility from RMB10 million to RMB40 million to allow from issuances of guarantees. (Incorporated by reference to exhibit 10.40 to the Form F-1/A filed on December 12, 2011)

10.41	Loan Agreement dated December 20, 2011, between Beijing Wowjoint Machinery Co., Ltd. and Industry and Commerce Bank of China. (Incorporated by reference to exhibit 10.41 to our Annual Report filed on April 30, 2012)

10.42	Guaranty (Contract Number: No. 2010 QZY 723 ) from Beijing Zhongguancun Guaranty Company Agreement dated December 6, 2011 relating to loan agreement with Industrial and Commercial Bank of China Limited. (Incorporated by reference to exhibit 10.42 to our Annual Report filed on April 30, 2012)

10.43	SME Financial Services Contract dated March 14, 2012 between Beijing Wowjoint Machinery Co., Ltd. and China Minsheng Bank. (Incorporated by reference to exhibit 10.43 to our Annual Report filed on April 30, 2012)

10.44	Loan Agreement dated July 22, 2011 between Beijing Wowjoint Machinery Co., Ltd. and China Merchants Bank. (Incorporated by reference to exhibit 10.44 to our Annual Report filed on April 30, 2012)

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) †

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))†

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

101.INS	XBRL Instance Document††

101.SCH	XBRL Taxonomy Extension Schema Document††

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document††

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document††

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document††

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document††

†          Previously filed in our annual report on Form 20-F filed on April 30, 2012.

††        Filed herewith. The XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these section.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: May 4, 2012		Chief Executive Officer