Form 20-F
period 2012-12-31
Wowjoint Holdings Ltd
filed 2013-06-18
CIK 1429360

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

Date of event requiring this shell company report ________________

For the fiscal year ended: December 31, 2012

Commission file number: 000-53233

Wowjoint Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

 (Translation of Registrant’s name into English)

Cayman Islands

 (Jurisdiction of incorporation or organization)

1108 A Block Tiancheng Mansion, #2 Xinfeng Rd.

Deshengmenwai St, Xicheng District. Beijing 100088

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Name of exchange on which each class is to be
Title of each class	registered
Ordinary Shares	OTCQB
Warrants	OTCQB
Units	OTCQB

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 8,406,968 ordinary shares.

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

WOWJOINT HOLDINGS LIMITED

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “Wowjoint,” “we,” “us” or “the Company” refer to Wowjoint Holdings Limited (together with its subsidiaries and affiliated entities, except where the context indicates otherwise);

•	references to “CFAC” or “China Fundamental” refer to China Fundamental Acquisition Corporation, our former name;

•	except where otherwise indicated, references to “Beijing Wowjoint” refer collectively to Authentic Genius Limited (“AGL”); its consolidated subsidiaries, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”), Bright Bridge Construction Inc. (“Bright Bridge”) and BWI Consulting s.r.l. (“BWI”); its former variable interest entity ("VIE") and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd. (“BWMC”); Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2010, Beijing Wowjoint Xingyun Co. Ltd. (“BWXC”);

•	references to the “acquisition” or the “business combination” refer to the purchase by China Fundamental of all of the outstanding shares of Beijing Wowjoint on February 22, 2010;

•	references to the financial statements of Beijing Wowjoint, either audited or unaudited, refer collectively to those of AGL and its consolidated subsidiaries, BXFI, Bright Bridge and BWI; its former VIE and now wholly owned subsidiary, Beijing Wowjoint Machinery Co., Ltd.; Giant Nova Holdings Limited; and, for periods subsequent to May 10, 2011, Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”);

•	references to “our original shareholders” refer collectively to Chun Yi Hao, Hope Ni, Q.Y. Ma and Tan Xiao Wei, each of whom purchased China Fundamental shares and warrants prior to its initial public offering;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States; and

•	references to “public shareholders” refer to the holders of shares purchased in China Fundamental’s initial public offering.

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

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected consolidated quarterly financial and operating data is unaudited. The summary statement of cash flow data is derived from our audited consolidated financial statements as of and for the years ended December 31,2012, December 31,2011, December 31,2010, August 31,2009, August 31,2008 and the four month period ended December 31,2009 and 2008. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The summary statement of cash flow data for the four month period ended December 31,2008 is unaudited.

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

Summary of statement of operation data:

(unaudited)

(US$ in thousands except per share and operating data)

	Year ended December 31,			Four months ended December 31,		Year ended August 31,
	2012	2011	2010	2009	2008	2009	2008
Revenue	10,098	24,398	24,062	1,696	17,208	44,622	36,233
Gross profit	2,938	6,763	5,977	(4,469)	4,918	13,323	6,055
Operating income	(4,308)	2,058	637	(6,222)	4,210	10,897	4,359
Net income	(3,858)	1,188	424	(5,336)	3,819	9,784	3,939
Basic net income per share(1)	(0.46)	0.15	0.06	n/a	n/a	n/a	n/a
Diluted net income per share(1)	(0.46)	0.15	0.06	n/a	n/a	n/a	n/a

  Summary of statement of operation data:

(US$ in thousands except per share and operating data)

	2012Q4	2012Q3	2012Q2	2012Q1

Revenue	6,040	1,510	1,358	1,190

Gross profit	1,635	446	445	412

Operating income	(1,584)	(837)	(843)	(1,044)

Net income	(1,770)	(823)	(873)	(392)

Basic net income per share(1)	(0.20)	(0.10)	(0.11)	(0.05)

Diluted net income per share(1)	(0.20)	(0.10)	(0.11)	(0.05)

	2011Q4	2011Q3	2011Q2	2011Q1	2010Q4	2010Q3	2010Q2	2010Q1

Revenue	4,011	5,355	8,416	6,616	11,028	8,740	2,562	1,732

Gross profit	1,591	1,329	2,436	1,407	3,170	1,928	596	282

Operating income	(100)	297	1,516	345	1,538	424	(818)	(507)

Net income	(376)	250	1,024	290	1,312	299	(762)	(425)

Basic net income per share(1)	(0.05)	0.03	0.13	0.04	0.17	0.04	(0.10)	(0.07)

Diluted net income per share(1)	(0.05)	0.03	0.13	0.04	0.17	0.04	(0.10)	(0.07)

(1)	Earnings per share information is not presented for the periods prior to January 1, 2010, as its inclusion would not be meaningful as Wowjoint was a privately held company during those periods.

Summary of statement of cash flow data:

(US$ in thousands)

	Year ended December 31,			Four months ended December 31,		Year ended August 31,
	2012	2011	2010	2009	2008	2009	2008
Net cash provided by/(used in) operating activities	4,720	9,597	(3,898)	(1,224)	(522)	763	1,905
Net cash provided by/(used in) investing activities	(6,167)	(12,004)	5,132	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	(1,486)	3,973	24	19	260	(5)	537

Summary of balance sheet data:

(US$ in thousands)

	As of December 31,			Year ended August 31,
	2012	2011	2010	2009	2008
Cash and cash equivalents	1,714	4,627	2,168	1,895	1,438
Working capital(1)	(1,515)	7,982	16,033	14,978	5,532
Total assets	41,347	52,249	37,591	29,920	33,688
Total shareholders’ equity	18,690	22,527	20,387	17,943	8,151

Summary of balance sheet data:

US$ in thousands)

	2012Q4	2012Q3	2012Q2	2012Q1

Cash and cash equivalents	1,714	723	2,271	1,484
Working capital(1)	(1,515)	4,894	6,049	6,607
Total assets	41,347	46,141	48,054	46,247
Total shareholders’ equity	18,690	20,823	21,624	21,919

	2011Q4	2011Q3	2011Q2	2011Q1	2010Q4	2010Q3	2010Q2	2010Q1

Cash and cash equivalents	4,627	3,762	4,324	3,009	2,168	2,026	7,242	7,554
Working capital(1)	7,982	10,113	15,100	15,682	16,033	15,216	15,110	15,985
Total assets	52,249	57,040	44,715	46,390	37,591	31,310	31,811	31,352
Total shareholders’ equity	22,527	22,817	22,157	20,746	20,387	18,816	18,281	18,951

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

Spot Exchange Rate
Period	Average (1)
(RMB per US$1.00)
2008	6.9477
2009
January	6.8360
February	6.8363
March	6.8360
April	6.8306
May	6.8235
June	6.8334
July	6.8317
August	6.8323
September	6.8277
October	6.8267
November	6.8271
December	6.8275
2010
January	6.8260
February	6.8274
March	6.8262
April	6.8256
May	6.8275
June	6.8127
July	6.7762
August	6.7873
September	6.7361
October	6.6675
November	6.6538
December	6.6497
2011
January	6.5964

February	6.5761
March	6.5645
April	6.5267
May	6.4948
June	6.4776
July	6.4575
August	6.4036
September	6.3884
October	6.3710
November	6.3564
December	6.3482
2012
January	6.3107
February	6.2997
March	6.3125
April	6.3043
May	6.3242
June	6.3632
July	6.3717
August	6.3593
September	6.3200
October	6.2627
November	6.2338
December	6.2328
2013
January	6.2215
February	6.2323
March	6.2154
April	6.1861
May	6.1416
June till June 5, 2013	6.1291

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.  Capitalization and Indebtedness

Not applicable

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

Risks Associated with Our Business and Industry

We cannot assure you that we will be able to refinance any indebtedness incurred under our rolling credit facilities or obtain additional debt financing.

We rely on lines of credit provide by several banks in China. As of June 10, 2013, approximately US$3 million (RMB19 million) was outstanding under our revolving lines of credit. As the lines are uncommitted working lines of credit, we cannot assure you that we will be able to continue rolling over these lines of credit or to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including our actual or perceived credit quality, as well as by adverse market conditions resulting from, among other things, general economic conditions in China. In addition, future disruptions in the financial markets, such as have been recently experienced, could affect our ability to extend our existing loans or to obtain new or additional debt financing or on favorable terms (or at all), which may have other adverse effects on us. The incurrence of debt under our credit facilities could adversely affect our business by increasing our vulnerability to general adverse economic and industry conditions and requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

We currently generate, and expect to continue to generate, a substantial portion of our revenues from fixed-price contracts.  For the year ended August 31, 2008, and in the period since then through June 10, 2013, a substantial majority (i.e. more than 90%) of our revenues were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company, we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in costs exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

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

In the past few years, we have experienced some delay in collection of account receivables from state-owned companies, which are majority of our current customers. In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day-to-day operations. There is no assurance that amounts due pursuant to accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.

From 2010, we began leasing equipment to several of our customers. As lease payments are received periodically over time, rather than in upfront payments, growth in our leasing business could also affect our liquidity in the future.

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

The majority of our sales are generated from customers involved in the construction of railways and highways. In particular, China Railway Construction Corporation (“CRCC”), China Railway Group Limited (“CRG”), China Communications Company Limited (“CCC”), SinoHydro Corporation (“SinoHydro”), Eden Technology s.r.l. (”Eden”) and BBE Solutions Sdn Bhd (“BBE”) have accounted for a sizeable portion of our total revenues in recent years. For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SinoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16, 34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  In the year ended December 31, 2011, CRCC and Eden accounted for 65% and 21% of our total sales, respectively. In the year ended December 31, 2012, BBE, CRG (Bureau 25) and CCC (Bureau 1) accounted for 24%, 21% and 14% of our total sales, respectively.

Shifts in customer relationship from period to period reflect our results in bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 26% of total sales in 2012, 26% of total sales in 2011 and 11.6% of total sales in 2010, respectively.

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

Our revenues result from individual equipment sales, which produce a limited amount of ongoing revenues from equipment maintenance and other services. In order to maintain and expand our business, we must be able to replenish new orders in our pipeline on a continuous basis. Our potential customers could choose products of our competitors instead. Should they do so, we could suffer a decline in revenues and profitability.

We expect to rely increasingly on our proprietary products and if we become involved in an intellectual property dispute, we may be forced to spend a significant amount of time and financial resources to resolve such intellectual property dispute, diverting time and resources away from our business and operations.

Our business is based on a number of proprietary products, which are protected by patents filed in the PRC. We expect our future growth will rely on these proprietary products to meet customers’ demands. For example, given the expansion of China’s rail system into mountainous and heavily forested areas, we expect that sales of our integrated launching gantry, which is designed and well suited for such terrain, to represent an increasing portion of our overall sales in the next several years. However, if third parties should infringe on any of our patents on our integrated launching gantry or other products, as has happened on several occasions, we may need to devote significant time and financial resources in legal actions brought through the China court system to attempt to halt the infringement. For example, a lawsuit that we filed in connection with infringements of our patents ended in our favor in 2009, whereby the Beijing court awarded us RMB 1.0 million, and a second lawsuit was also settled in Beijing court in 2010 for similar amount. Under the terms of that settlement we agreed to grant the infringing party the use of our patent in return for it entering into a multi-year contract with us. Conversely, in the event of an infringement claim by third parties against us, we may be required to spend a significant amount of time and financial resources to defend against such claim. However we may not always be successful in lawsuits that we initiate or in defending ourselves against claims made against us by others. Moreover, any litigation could result in substantial costs and the diversion of our management resources and could materially and adversely affect our business and operating results.

The slow down of general economy in China in 2010, 2011 and 2012, and the reduction in government spending in railway sector due to the railway accident in 2011 could adversely affect our results of operations.

China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, Chinese economic growth had slowed down noticeably in the past few years, as the Chinese GDP growth was 10.4%, 9.3%, 7.8% in 2010, 2011 and 2012, respectively. In particular, 2012 recorded the slowest growth rate since 1999.

China faced a highly complicated external environment in 2012, as the economies of the EU countries and the United States remained sluggish, the global financial market experienced turbulence and protectionism was on the rise. There were also a number of domestic negative factors affecting GDP growth, including mid- and long-term upward price pressures in raw materials and labor, funding shortages for small businesses, as well as structural changes intended to enhance energy-saving, emission reduction and other environmental protection measures already in implementation or to be implemented. However, China's urbanization process, development of its market economy and industrialization should continue to provide impetus for its mid- and long-term growth.

Some economists predicated that the international economic situation will remain challenging in 2013, while in China the driving force for mid- and long-term economic growth has not changed in 2013 while constraints in resources, environment and labor supply continued to increase. The government has shifted its top priority from taming inflation to stabilizing growth. It has moderately eased its grip over lending, approved massive construction projects, and stepped up tax reductions to buoy the economy in recent months.

Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. The high-speed railway accident in July 23, 2011 together with the PRC government’s adopted measures designed to keep railway construction from overheating have resulted in substantial slow-down on construction of high-speed rail lines across the country, which have not recovered to pre-accident level yet.

As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The currently implemented 12th Five Year Plan (2011-2015) includes a significant allocation of government dollars (RMB 2.8 trillion, i.e. approximately US$456 billion) for large infrastructure projects which we anticipate will drive demand for our products and services through the next few years. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy.

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

We may be exposed to potential product liability claims that may affect our profitability and damage our reputation.

A majority of our products are large-scale heavy-duty machines that require skilled labor to operate. Failures in the design, quality control, installation and assembly, and operation of these machines, as well as accidents, geological catastrophes and other construction field hazards, may result in injuries to personnel, loss of lives and damage to property despite repeated testing by us before and after delivery of these machines to our customers. Existing PRC laws and regulations do not require us to maintain third party liability insurance to cover product liability claims and we currently do not carry product liability insurance. In the event a product liability claim is brought against us, the lawsuit may, regardless of merit or eventual outcome, result in damages to our reputation, result in loss of contracts, inhibit our ability to win future contracts, and lead to substantial costs in litigation, product recalls and loss of revenue.

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

We are a solution provider of customized heavy-duty large-scale equipment for infrastructure construction projects. Each of our products is relatively unique to the construction projects in which it is designed to operate. Although most designs provide flexibility and capacity to be modified, we are usually engaged by our customer on a per project basis. Thus, a majority of our sales do not result in repetitive purchases of the same piece of equipment, which may limit the extent to which our sales and profitability are sustainable in the future.

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

In 2012, we made certain progress entering new vertical markets by providing marine hoists to yacht manufacturer and wind tower hoist to wind turbine tower manufacturer and building certain inspection equipment of the overhead concrete beams of the elevated pave way of China's high-speed railway. However, these markets are new to us and there is no assurance that we will be successful in these markets.

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

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, Chinese companies were subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which consisted of 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government until the tax holiday term is completed, whichever is determined by local government.

We currently qualify as a High Technology company, a classification which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government, and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We have received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007, 2008 and 2009. The approved income tax rate for the company was 7.5%. The reduced income tax rate was applicable until December 31, 2009. Our current income tax rate has been 15% since 2009

Our business and financial performance may be adversely affected if the PRC government reduces or postpones public spending on infrastructure construction.

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

Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have encouraged the development of autonomous and privately owned businesses, the utilization of market forces and the establishment of good corporate governance measures in China. We cannot predict whether changes resulting from these reforms in China’s political, economic and social conditions and policies, or in relevant laws and regulations, will have any adverse effects on our current or future business, operational results or financial condition.

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

Our operating subsidiaries and associated companies are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involve uncertainties that may limit legal protections available to our shareholders and us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

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

These factors are affected by a number of variables that are beyond our control.

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

Almost all of Wowjoint's assets are located in China and substantially all of its revenue are derived from its operations in China. Accordingly, Wowjoint’s results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

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

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital investors lack detailed explanations and operational procedures, and are subject to interpretations that may change over time. We thus cannot be certain how the regulations will be applied to its business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties and have a material adverse effect upon our ability to conduct our business.

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

Although the M&A Rules set forth many requirements that have to be followed, there are many ambiguities with respect to the meaning of many provisions of the M&A Rules. Moreover, the ambiguities give regulators wide latitude in the enforcement of regulations and approval of transactions. Therefore, we cannot predict the extent to which the M&A Rules will apply to any acquisition transition in connection with Wowjoint, and therefore, there may be uncertainty in whether or not the transaction that has or will be completed by us will violate the M&A Rules.

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

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Round-trip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore SPV undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve round-trip investments. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents.

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

Under the Implementing Regulations for the Corporate Income Tax Law , PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” not having an establishment or place of business in the PRC, or which do have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any profits realized through the transfer of shares by such investors are also subject to 10% PRC income tax if such profits are regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our share, or the profits you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the Implementing Regulations for the Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.

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

Under the law, a Tax Resident Enterprise (“TRE”) refers to an enterprise that is established in accordance with the laws in China, or an enterprise that is established in accordance with the laws of foreign countries but with "a place of effective management" located with China.  The “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting and property of an enterprise.

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

As disclosed previously, on December 23, 2011, we received two subpoenas from the Securities and Exchange Commission . The subpoenas require that Wowjoint provide certain categories of documents to the SEC and that a representative of Wowjoint testify before the SEC.

As stated in the SEC correspondence that accompanied the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. The investigation is a non-public fact-finding inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed. Wowjoint is committed to cooperating with the SEC.

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

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission , a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our company, our SEC reports, other filings or any of our other public pronouncements.

Legal risks re SEC investigation

We become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies at the end of 2011, we have expended significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation significantly and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

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

This sector-wide scrutiny, criticism and negative publicity have had a negative effect on our Company, our business and our stock price. We have had to expend significant resources to investigate the matter and try to resolve the SEC investigation. This situation has been costly and time consuming and distracted our management from growing our company. If the SEC investigation cannot be resolved favorably, our company and business operations will be severely impacted and your investment in our stock could be rendered worthless.

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

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year 2012. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our share price. We may also incur significant costs to comply with these requirements.

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

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through June 10, 2013 were $7.98 and $0.10,. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

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

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities.

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

We may choose to redeem our outstanding warrants at a time that is disadvantageous to the warrant holders .

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

Prior to China Fundamental’s acquisition of Beijing Wowjoint on February 22, 2010, Authentic Genius Limited (“AGL”) was a private company in Hong Kong which was solely owned by Ms. Zhang Hui, who is the first cousin of Mr. Yabin Liu, the current chairman and chief executive officer of Wowjoint. AGL had one wholly owned subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd.(“BXFI”), a wholly foreign owned enterprise registered in China. The scope of BXFI’s business license includes business consulting, technical and engineering advice and technical services. AGL has limited capitalization and no operations other than its holdings in BXFI.

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

On November 30, 2009, CFAC entered into a share purchase agreement with AGL and its consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”) and its variable interest entity ("VIE"), Beijing Wowjoint Machinery Co., Ltd. (“BWMC”) and Giant Nova Holdings Limited.  On February 22, 2010, pursuant to the terms of the Share Purchase Agreement dated November 30, 2009, China Fundamental acquired all of the issued and outstanding shares of Beijing Wowjoint held by its shareholders in exchange for 5,700,000 ordinary shares of China Fundamental. 3,696,735 of these shares were placed in escrow for a four-year period ending February 22, 2014. In addition, shareholders of Beijing Wowjoint will be issued up to 500,000 additional ordinary shares if certain incentive targets are met. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account.  After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million will be retained by the surviving company which will be used for working capital purposes. The acquisition of AGL and Giant Nova, including the payment of the majority of the consideration to the shareholders, was structured, in part, to avoid falling within the scope of SAFE Circular 75.

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

Recent Developments

Entry into new vertical markets

We entered new vertical markets during 2011 and 2012. In February 2011, we announced a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. We signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a 100-ton wind tower hoist. In addition, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway.

In 2012, Wowjoint entered into a contract with Zhejiang Xiangshan Fishing Trade Development Co., Ltd. for the sale of a 25-ton marine hoist. This hoist will be used for lifting smaller boats and is an extension of the yacht market that Wowjoint entered last year. The contract value is approximately $250,000 (RMB 1,600,000).

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2013.

Sales and Marketing Expansion

We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including Southeast Asia, India, Russia, the Middle East and South America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida. In August 2010, we were awarded a new contract in Italy to provide Special Launching Carriers for EDEN to be used in Korea.

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a highway bridge construction project with BBE in Malaysia in March 2012. The value of the agreement is approximately $2.6 million. Production began in April. The first equipment was delivered in September 2012 and the second in January 2013, and will finish installation by end of June 2013. This is a new type of equipment for us. We further expanded our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is a piece of equipment that will initially be marketed for the Southeast Asian markets and we anticipate the demand for the equipment to be significant once the initial machine is deployed.

We entered into a sales contract with Titan Peru S.A.C., an import/export company in the construction industry, for a 50-ton Rubber Tire Gantry in May 2012. The equipment is used for transporting precast concrete beams from the yard to the project site. The value of the contract was $258,000. We delivered the equipment in October 2012 and finished installation in December 2012. This is an initial contract with Titan Peru and we expect to have future contracts to export other Wowjoint products to Peru.

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We also recently added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have begun pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery soon.

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

New R&D and manufacturing facilities

We signed an agreement to build a new R&D and manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai, in early 2012. The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), a subsidiary established in 2011, will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next two years. Construction will be split into two phases, with construction commenced in mid 2012. Phase one has been completed and put into use in early May 2013. The new manufacturing facility will be focused on producing large equipment and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment. Going forward more manufacturing activities will be moved from Beijing to this new facility.

In addition, we established a new R&D center in Zhenjiang in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011. The Zhenjiang City New District government provided 8,600 square feet of office building space at no cost to us. The new R&D center will work with the new manufacturing facility to supply enhanced equipment and services to our customers. It will specifically service customers around the Eastern China Yangtze River Delta area, Southern China and international market customers.

Stock Dividend

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary shares, and holders of units consisting one ordinary share and one warrant as of record date of March 31, 2012. Shareholders entitled to receive fractional shares received the number of shares as rounded up to the nearest whole share.

Open Market Stock Purchase by Senior Executives

Yabin Liu, Chief Executive Officer & Director; Fude Zhang, Chief Technology Officer & Director; and Liguo Liu, Senior Vice President of Marketing conducted open market purchases of the Company’s ordinary shares, predominantly through 10b5-1 programs adopted pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The purchases were conducted beginning in January 2012 and were concluded in July 2012. The three executives purchased a total of 37,810 ordinary shares during the period.

Terminated Warrant Exchange

On November 26, 2012, we terminated the previously announced exchange offer for 7,700,642 outstanding warrants. No warrants were exchanged for ordinary shares pursuant to the exchange offer, and all warrants tendered to us had been returned.

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

Our management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well-known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  Our equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China. From 2005 to 2008, our equipment has been deployed in the construction of the Guangdong express railway, the Beijing to Tianjin intercity high-speed passenger train line, the Shijiazhuang to Taiyuan express railway, the Fuzhou to Xiamen high-speed railway, the Zhengxi intercity train line, the Wuhan to Guangzhou high-speed railway, the Beijing-Shanghai railway and the Harbin to Dalian high-speed railway, the Shijiazhuang to Wuhan railway, the Beijing to Shijiazhuang railway, the Shanghai-Hangzhou railway and the Chang-Jiu intercity railway projects. We have also recently begun to export our equipment to the United States, the Middle East and the European markets in relatively small volume.

Since the middle of 2010, we have also engaged in the leasing of equipment, with 12 leases having been signed with our long-term customers such as CRCC, CCC and CRG. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms are vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we sometimes operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

We believe we made significant progress entering new vertical markets during 2011 and 2012. We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2013.

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We have made good progress in our international sales and marketing efforts.

We signed an agreement to build a new R&D and a new manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai, in early 2012. The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), a subsidiary established in 2011, will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next couple of years. Construction will be split into two phases, with construction commenced in mid 2012. Phase one has been completed and put into use in early May 2013. The new manufacturing facility will be focused on producing large equipment and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment. Going forward more manufacturing activities will be moved from Beijing to this new facility.

Our customer group will be changed from primarily blue chip state owned companies to private companies gradually. This change could also affect our product mix.

Our main product lines include launching gantries, tyre trolleys, special carriers, integrated launching carriers, marine hoists and special purpose equipment. Our equipment and machinery are designed to overcome specific construction obstacles by meeting our customers’ stringent engineering requirements wherever our products are deployed regardless of terrain, soil and climate conditions. We added a new product, Movable Scaffolding Systems ("MSS") for a highway bridge construction, in 2012.

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

Leading Provider of Customized Heavy-lifting and Carrying Equipment

In 2012, based on our best estimate, we held a market share of approximately 15% or more in three of our product lines: special carriers, tyre trolleys, launching gantries, and a significant market share in the integrated launching carrier. We also estimate that we held approximately 65% of market share in the technical services market and approximately 80% share in the leasing market for such equipment. According to the 12th Five Year Plan (2011 - 2015), China will continue to invest heavily in transportation infrastructure including railways, highways, and urban metro transit systems, with the aggregate investment expected to reach RMB2.8 trillion (approximately $456 billion) according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery the next few years.

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

Well Established Relationship with Blue Chip Customer

We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (CRCC) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (CRG) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (Hong Kong Exchange: 1800.HK), all of whom are current customers.

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

Product Innovation – Our product innovation is vital to sustaining our future success. We have successfully introduced new products in the application of lifting and carrying equipment and have a pipeline of new products, including marine hoist, a railway and elevated road maintenance and inspection vehicle and self-loading container carriers in 2011 and Movable Scaffolding Systems ("MSS") in 2012, and we are seeking to develop new products to widen our customer base and expand our market share.

Increase of Production Capacity – We intend to expand our production capacity by investing in additional workshops and production lines and by working closely with existing outsourcing partners to increase their production capacity. We also intend to invest in technological upgrades to increase the efficiency of our current production process, while also reducing manufacturing costs.

Expand Market Presence and Penetration – We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including India, Russia, the Middle East and Latin America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida. In August 2010, we were awarded a new contract in Italy to provide Special Launching Carriers for EDEN to be used in Korea. In March 2012, we were awarded a new contract in Malaysia, which is a new market in Southeast Asia. In May 2012, we entered into a new contract in Peru, which is a new market in South America. We believe that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

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

Production line	Sales for the year ended December 31, 2012		Percentage of sales		Sales for the year ended December 31, 2011	Percentage of sales
Launching gantry	$			%	$-	-%
Special carrier		469,414	4.6		288,677	1.2
Special launching carrier		778,969	7.7		16,759,319	68.7
Special purpose equipment		2,245,052	22.2		1,143,202	4.7
Tyre trolley					-
After-sales service					1,408,437	5.8
Service revenue		301,427	3.0		1,274,661	5.2
Lease revenue		6,303,340	62.4		3,524,125	14.4
Total sales		$10,098,202	100%		$24,398,421	100%

Production line	Sales for the year ended December 31, 2010	Percentage of sales	Sales for the year ended August 31, 2009	Percentage of sales
Launching gantry	$-	-	15,133,798	33.9%
Special carrier	1,071,497	4.5%	10,620,441	23.8
Special launching carrier	14,067,412	58.5	4,263,381	9.6
Special purpose equipment	2,196,397	9.1	3,148,412	7.1
Tyre trolley	859,192	3.6	7,324,482	16.4
After-sales service	1,388,904	5.8	1,558,797	3.5
Service revenue	3,735,225	15.5	2,572,848	5.8
Lease revenue	743,548	3.0	-	-
Total sales	$24,062,174	100%	44,622,159	100%

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

Since the middle of 2010, we have also engaged in the leasing of equipment, which has become a big part of our business, with 12 leases signed so far with our long-term customers, CRG, CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms are vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

Our contract backlog as at various periods was as follows:

Reporting date	Number of active contracts	Contract backlog
August 31, 2008	5	US$	19,299,398.00
August 31, 2009	2		6,911,554.00
December 31, 2009	11		2,519,067.00
June 30, 2010	17		20,207,166.00
September 30, 2010	17		22,846,796.00
December 31, 2010	16		20,449,869.00
March 24, 2011	22		25,280,306.00
May 19, 2011	17		29,032,618.68
June 30, 2011	18		22,342,831.27
September 30, 2011	22		21,323,823.15
December 31, 2011	11		16,312,243.00
March 31,2012	15		18,735,981.00
June 30,2012	14		17,778,950.00
September 30,2012	15		19,740,188.00
December 31,2012	10		14,059,510.00

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

Of the December 31, 2012 backlog of just over US$14 million, approximately 66% is expected to be recognized in 2013 revenue and the remainder 34% in 2014, although there can be no assurance that this level will be achieved.

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

Technical and After-Sale Services

Our team of experienced engineers and technician provides after-sales services to our customers. After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 3% of our revenues for the year ended December 31, 2012, 5% of our fiscal 2011 revenues, 22.2% of our fiscal 2010 revenues and 9.3% of our fiscal 2009 revenue.

Marketing, Sales, Leasing and Customer Support

Our customers include the leading names in the infrastructure construction industry in China. Our management has developed long-standing relationships with target customers in the railway, subway and highway construction. We also maintain relationships with central and local municipal governments which normally sponsor new infrastructure projects that can utilize our products. We have well-established relationships with Chinese blue chip customers, including China Railway Construction Corporation Limited (“CRCC”) (Hong Kong Exchange: 1186.HK), China Railway Group Limited (“CRG”) (Hong Kong Exchange: 0390.HK; Shanghai Exchange: 601390.SS), China Communications Company Limited (“CCC”)  (Hong Kong Exchange: 1800.HK) and SinoHydro Corporation. Of these, all are current customers or past customers with whom we maintain an active dialogue. In recent years, as we diversify into international markets, our customer mix has migrated towards having more non-Chinese, non government customers.

For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SinoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16,34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  In the year ended December 31, 2011, CRCC, and Eden Technology s.r.l. (”Eden”, Italy customer) accounted for 65% and 26% of our total sales, respectively. In the year ended December 31, 2012, BBE (Malaysia customer), CRG (Bureau 25) and CCC (Bureau 1) accounted for 24%, 21% and 14% of our total sales, respectively.

Shifts in the customer relationships from period to period reflect our results in its bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 26%, 26% and 11.6% of total sales in 2012, 2011 and 2010, respectively. Our blue chip customer base demonstrates our ability to deliver in large-scale demanding infrastructure projects.

Typically each contract is for the sale of a specific piece of machinery for use in a particular project ( e.g., the Beijing-Shanghai high speed rail line). As such, there is no “renewal” or “non-renewal” of our contracts given the specific nature of each individual infrastructure project.  Our contracts do not include any provisions concerning a change of control or ownership.

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

Since the middle of 2010, we have also engaged in the leasing of equipment. We have signed 12 leasing contracts to date of which one lease was completed in 2011, two were completed in 2012, six leases are expected to conclude in 2013, two leases are expected to begin in second half of 2013 and one to begin in 2014. Lease revenue made up 62% of total revenue for the year ended December 30, 2012, 14% of 2011 fiscal year revenue and 3% of 2010 fiscal year revenue, respectively. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2011 and 2012.

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

As of June 10, 2013, we had a dedicated marketing and sales team of 23 employees (including 1 based in the US and 3 based in Italy), which proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We have begun to recruit sales agents outside China to promote our products in the United States and Europe. We have begun to recruit sales agents outside of China to promote our products in the United States and Europe.

We entered new vertical markets during 2011 and 2012. In February 2011, we announced a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. We signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a wind tower hoist. In addition, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway.

In 2012, Wowjoint entered into a contract with Zhejiang Xiangshan Fishing Trade Development Co., Ltd. for the sale of a 25-ton marine hoist. This hoist will be used for lifting smaller boats and is an extension of the yacht market that Wowjoint entered last year. The contract value is approximately $250,000 (RMB 1,600,000).

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2013.

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a highway bridge construction project with BBE in Malaysia in March 2012. The value of the agreement is approximately $2.6 million. Production began in April. The first equipment was delivered in September 2012 and the second in January 2013, and will finish installation by end of June 2013. This is a new type of equipment for us. We further expanded our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is equipment that will initially be marketed for the Southeast Asian markets and we anticipate the demand for the equipment to be significant once the initial machine is deployed.

We entered into a sales contract with Titan Peru S.A.C., an import/export company in the construction industry, for a 50-ton Rubber Tire Gantry in May 2012. The equipment is used for transporting precast concrete beams from the yard to the project site. The value of the contract was $258,000. We delivered the equipment in October 2012 and finished installation in December 2012. This is an initial contract with Titan Peru and we expect to have future contracts to export other Wowjoint products to Peru.

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We also added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have begun pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery soon.

Research and Development

We rely upon our innovative in-house R&D and project development team for the introduction of new products. We had 69 engineers and technicians as of June 10, 2012, and this high concentration of engineering and technical talent is needed to sustain our growth and execute our business strategy.

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

Competition

Our competition comes mainly from China. Our main competitors are Qinhuangdao Tianye Tonglian Heavy Industry Co., Ltd., China Railway Engineering Machinery Research & Design Institute, Zhengzhou Dafang Bridge-Machine Co., Ltd. and Zhengzhou Huazhong Building Machinery Co., Ltd. The principal competitive factors affecting our business include price, customer service and support, product availability, performance, functionality, brand reputation, reliability and product maintenance costs.

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

Patents and Licenses

The following table sets forth our registered patents as of June10, 2013:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Cantilever Folding Slab Mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Bi-Directional Driving Transporter (Invention)	September 3, 2009	ZL 2009 10092201.8	Wowjoint	September 3, 2029

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	November 13, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Adjustable divided lifting device (Invention)	November 20, 2009	ZL 2009 10221555.8	Wowjoint	November 20, 2029

PRC	Embracing device for fixing on pier (Invention)	November 27, 2009	ZL 2009 10250127.8	Wowjoint	November 27, 2029

PRC	Movable supported launching carrier and its erection method (invention)	March 5, 2010	ZL 2010 10119289.0	Wowjoint	March 5, 2020

PRC	Special Launching machine with setting platform	May 19, 2010	ZL 2010 20205815.0	Wowjoint	May 19, 2020

PRC	Special launching carrier with movable platform	Aug. 5, 2010	ZL 2010 20286817.7	Wowjoint	August 5, 2020
PRC	Turning device for Launching Machine	September 29, 2010	ZL 2010 20561809.9	Wowjoint	September 29, 2020

PRC	Self-guided beam bridge inspection maintenance machine	December 31, 2010	ZL 2010 20699805.7	Wowjoint	December 31, 2020

PRC	Launching machine transport stand	May 4, 2012	ZL 2012 20209991.0	Wowjoint	May 4, 2022

PRC	Tower tube transporter	May 15, 2012	ZL 2012 20231665.X	Wowjoint	May 15, 2022

The following table sets forth Wowjoint’s patent applications as of June10, 2013:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date

PRC	Special Launching machine with setting platform and its erection method	Invention	May 19, 2010	2010 10185308.X	Wowjoint	December 31, 2013

PRC	Special launching carrier with movable platform and its erection method	Invention	August 5, 2010	2010 10249633.8	Wowjoint	August 5, 2013

USA	Bridge Deck Replacement Machine and the Method of Bridge Deck Replacement Using the Same	Patent	April 30, 2010	12/771,370	Wowjoint	December 31, 2013

PRC	Straddle passenger cars	Invention	December 16, 2010	2010 10601840.5	Wowjoint	December 26, 2013

PRC	Self-guided beam bridge inspection maintenance machine	Invention	December 31, 2010	2010 10623234.X	Wowjoint	December 31, 2013

USA	Special Launching machine with setting platform and its erection method	Patent	March 28, 2011	PCT/CN2011/000528	Wowjoint	March 28, 2014

PRC	Narrow wheelbase segment transporter	Invention	November 6, 2012	2012 10450976.X	Wowjoint	November 6, 2015

PRC	Narrow wheelbase segment transporter	Utility model	November 6, 2012	2012 20605972.X	Wowjoint	November 6, 2013

(1)	The patent applications relate to improvements on existing products either in appearance, structure or a combination of appearance and structure, to allow the product to be utilized more efficiently and effectively.

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

We have obtained all the necessary permits and licenses necessary to conduct our current businesses, including our production, technical service and leasing businesses. As of December 31, 2010, we had been granted six licenses to manufacture heavy duty lifting and carrying equipment, one license to install heavy duty lifting and carrying equipment, one license to maintain and repair heavy duty lifting and carrying equipment, and one license to alter heavy duty lifting and carrying equipment. There was no new license granted to us in 2011 and 2012.

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

Eden, one of our customers, claimed that we supplied poor quality products to four projects in Korea in 2011, on which Eden did the design work and sub-contracted manufacturing to us. We previously issued four performance bonds to Eden amounting to a total of Euro 552,000 via ICBC Beijing (1 bond for each project in the amount of Euro 138,000). In December 2012 Eden made the claims under these four performance bonds and ICBC Beijing paid accordingly. We disagreed strongly with Eden on the claims. We believed that the problem arose from poor design from Eden, and not from our manufacturing. We are currently appealing and seeking to recover Euro 552,000 through arbitration in Italy. We expect that the court will find in our favor, although we can give no assurance on the outcome.

In addition, in January 2013 Eden made the same claims under quality bonds in the total amount of Euro 500,000, which we issued via ICBC Beijing in connection with the above-mentioned four projects in Korea. We disagreed strongly with Eden on the claims. We believed that the problem arose from poor design from Eden, and not from our manufacturing. In addition, Eden had made the claims past the one-year time limit, which was specified in the quality bonds.

Therefore we engaged local Chinese lawyers and applied to court in Beijing to stop ICBC from paying to Eden. The Beijing court issued the stop payment order to ICBC Beijing. We are now in a lawsuit with Eden, which may take up to one year for the court to issue a final ruling. We were required to put up a cash deposit of Euro 500,000 equivalent of RMB with the Beijing court. However the cash deposit will be replaced by a collateral backed by an apartment, which is owned by one of our senior employees in May 2013. As a result the cash deposit will be released back to us no later than end of June 2013. We expect that the court will find in our favor, although we can give no assurance on the outcome.

Our previous landlord from whom we rented approximately 160,000 square feet of production and office facility in Beijing for 3 years with RMB900,000 annual rent, had filed a lawsuit against us. Since we built a new manufacturing facility in Zhenjiang, we decided not to renew this Beijing lease at the end of its term in January 2013. The Landlord claimed that we damaged the floors and walls during rental period and sought an RMB 2 million monetary compensation. At present, the case is pending in Beijing court and the court will likely issue a ruling by end of 2013. We expect that the court will find in our favor, although we can give no assurance on the outcome.

C. Organizational structure

Wowjoint Corporate Structure

Wowjoint and our associated companies together form the corporate operating structure. Giant Nova Holdings Limited is a British Virgin Island company, Authentic Genius Limited (“AGL”) is a Hong Kong incorporated company which became a wholly owned subsidiary of Wowjoint following the business combination, and BXFI is a China incorporated Wholly Foreign Owned Enterprise (“WFOE”). The scope of BXFI’s business license includes business consulting, technical and engineering advice and technical services. Beijing Wowjoint is a China incorporated domestic enterprise. Giant Nova Holdings Limited is a company with limited capitalization that conducts no business operations. The following diagram illustrates the current corporate structure and the places of incorporation of Wowjoint and our associated companies:

Most of our business operations are conducted through Beijing Wowjoint. Until 2010, we did not have an equity interest in the business of Beijing Wowjoint, but rather our business was operated through contractual arrangements with Beijing Wowjoint, which were not as effective in providing operational control as direct ownership. On August 4, 2010, we announced that we had replaced the variable interest entity contractual arrangement discussed above between our PRC operating subsidiary, Beijing Wowjoint and our offshore holding company, BXFI with a direct equity ownership structure whereby BXFI now directly owns 100% of Beijing Wowjoint.  Prior to the completion of the reorganization of our ownership structure, we did not have an equity interest in the business of Beijing Wowjoint and our business was operated through contractual arrangements with Beijing Wowjoint.  We believe that this direct ownership structure eliminates the risk that the previous contractual arrangements may not have been as effective in providing us with the operational control of Beijing Wowjoint as we anticipate our new direct ownership structure will provide and that our new direct ownership structure increases the overall transparency of, and removes any confusion with respect to, our corporate ownership structure. On March 28, 2011, Beijing Xin Fu Industry Consulting Co. Ltd transferred its 100% ownership of Beijing Wowjoint Machinery Co. Ltd to Beijing Wowjoint Xingyun Co. Ltd.

AGL has limited capitalization and no operations other than its holdings in BXFI, the sole shareholder of Beijing Wowjoint, and Bright Bridge Construction Inc. (“Bright Bridge). Bright Bridge was incorporated in Nevada, USA on April 29, 2009 and is 100% owned by AGL. Bright Bridge primarily covers sales and marketing activities primarily in the North American market. Bright Bridge in turn 100% owns BWI Consulting s.r.l., which was incorporated in Italy on March 22, 2012 and covers sales and marketing activities primarily in Europe, Southeast Asia and South America.

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

D. Property, plants and equipment

Our executive offices are located at Wowjoint Holdings Limited, 1108 A Block Tiancheng Mansion, #2 Xinfeng Rd. Deshengmenwai St, Xicheng Dist. Beijing 100088. We currently own and occupy facilities with an aggregate area of 173,659 square feet in Beijing, China. Our operation location in Beijing, 10 miles from Beijing Capital Airport in China, is where design, engineering, manufacturing, marketing and sales activities take place. Our research and development teams are housed in another building in the western district of Beijing. We hold the appropriate land use rights for all of our facilities. We terminated a lease for a production and office facility of approximately 160,000 square feet in Beijing in January 2013.

We signed an agreement to build a new R&D and manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai in early 2012. The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), a subsidiary established in 2011, will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Zhenjiang Wowjoint presently owns 48,000 square meters of the land and may purchase the remaining land in stages over the next two years. Construction will be split into two phases, with construction commenced in mid 2012. Phase one has been completed and put into use in early May 2013. The new manufacturing facility will be focused on producing large equipment and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment. Going forward more manufacturing activities will be moved from Beijing to this new facility.

In addition, we established a new R&D center in Zhenjiang in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011. The Zhenjiang City New District government provided 8,600 square feet of office building space at no cost to us. The new R&D center will work with the new manufacturing facility to supply enhanced equipment and services to our customers. It will specifically service customers around the Eastern China Yangtze River Delta area, Southern China and international market customers.

Our Italian subsidiary, BWI, also rented an office of approximately 323 square feet in Conegliano, northeastern Italy.

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

Our strategy is to maintain and enhance its market penetration in railway construction and other key infrastructure development projects in China, such as highway, subways, ports, yacht and wind power equipment , while expanding its sales internationally. From the middle of 2010 till June 10, 2013, we have been engaged in equipment leasing with 12 equipment leases signed so far. Leasing has become a big part of our business, with our long-term customers such as CRG, CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

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

We entered new vertical markets during 2011 and 2012. In February 2011, we announced a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. We signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a 100-ton wind tower hoist. In addition, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway.

In 2012, Wowjoint entered into a contract with Zhejiang Xiangshan Fishing Trade Development Co., Ltd. for the sale of a 25-ton marine hoist. This hoist will be used for lifting smaller boats and is an extension of the yacht market that Wowjoint entered last year. The contract value is approximately $250,000 (RMB 1,600,000).

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2013.

We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including Southeast Asia, India, Russia, the Middle East and Latin America. In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida, with a total contract value of $3.5 million, of which $2.8 million was recognized in 2011 and made up 11.6% of total revenue in 2010.

In 2011, we finished production of four Special launching carriers and sold to our customer-Eden, an Italian based customers, and the equipment was delivered to South Korea in June 2011. We recognized $6.35 million revenue for this project that made up 26% of our total revenue in 2011.

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a highway bridge construction project with BBE in Malaysia in March 2012. The value of the agreement is approximately $2.6 million. Production began in April. The first equipment was delivered in September 2012 and the second in January 2013, and will finish installation by end of June 2013. This is a new type of equipment for us. We further expanded our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction. The MSS is a piece of equipment that will initially be marketed for the Southeast Asian markets and we anticipate the demand for the equipment to be significant once the initial machine is deployed.

We entered into a sales contract with Titan Peru S.A.C., an import/export company in the construction industry, for a 50-ton Rubber Tire Gantry in May 2012. The equipment is used for transporting precast concrete beams from the yard to the project site. The value of the contract was $258,000. We delivered the equipment in October 2012 and finished installation in December 2012. This is an initial contract with Titan Peru and we expect to have future contracts to export other Wowjoint products to Peru.

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We also recently added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have begun pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery soon.

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

China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, Chinese economic growth had slowed down noticeably in the past few years, as the Chinese GDP growth was 10.4%, 9.3%, 7.8% in 2010, 2011 and 2012, respectively. In particular, 2012 recorded the slowest growth rate since 1999.

China faced a highly complicated external environment in 2012, as the economies of the EU countries and the United States remained sluggish, the global financial market experienced turbulence and protectionism was on the rise. There were also a number of domestic negative factors affecting GDP growth, including mid- and long-term upward price pressures in raw materials and labor, funding shortages for small businesses, as well as structural changes intended to enhance energy-saving, emission reduction and other environmental protection measures already in implementation or to be implemented. However, China's urbanization process, development of its market economy and industrialization should continue to provide impetus for its mid- and long-term growth.

Some economists predicated that the international economic situation will remain challenging in 2013, while in China the driving force for mid- and long-term economic growth has not changed in 2013 while constraints in resources, environment and labor supply continued to increase. The government has shifted its top priority from taming inflation to stabilizing growth. It has moderately eased its grip over lending, approved massive construction projects, and stepped up tax reductions to buoy the economy in recent months.

Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. The high-speed railway accident in July 23, 2011 together with the PRC government’s adopted measures designed to keep railway construction from overheating have resulted in substantial slow-down on construction of high-speed rail lines across the country, which have not recovered to pre-accident level yet.

As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The currently implemented 12th Five Year Plan (2011-2015) includes a significant allocation of government dollars (RMB 2.8 trillion, i.e. approximately US$456 billion) for large infrastructure projects which we anticipate will drive demand for our products and services through the next few years. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy.

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

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations has been prepared based on the financial statements of the companies comprising AGL, its consolidated subsidiaries, BXFI and direct ownership, Beijing Wowjoint, Bright Bridge and BWI, after elimination of inter-company transactions. This information should be read in conjunction with the financial information and notes thereto included in the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

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

Consolidated Income Statements

In May 2010 the Company changed its fiscal year-end from August 31st to December 31st.

The following table sets forth our financial results for the years ended 2008, 2009, 2010, 2011 and 2012.

Summary of statement of operation data:

(unaudited)

(US$ in thousands except per share and operating data)

	Year ended December 31,			Four months ended December 31,		Year ended August 31,
	2012	2011	2010	2009	2008	2009	2008
Revenue	10,098	24,398	24,062	1,696	17,208	44,622	36,233
Gross profit	2,938	6,763	5,977	(4,469)	4,918	13,323	6,055
Operating income	(4,308)	2,058	637	(6,222)	4,210	10,897	4,359
Net income	(3,858)	1,188	424	(5,336)	3,819	9,784	3,939
Basic net income per share(1)	(0.46)	0.15	0.06	n/a	n/a	n/a	n/a
Diluted net income per share(1)	(0.46)	0.15	0.06	n/a	n/a	n/a	n/a

Factors Affecting Beijing Wowjoint’s Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC’s economic growth

We have benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC. During the fiscal years ended December 2012, 2011 and 2010, we derived 78%, 74% and 88.4%, respectively of our revenue from domestic sales in the PRC.

Any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances. For example, the high-speed railway train accident occurred on July,23, 2011 together with the PRC government’s adopted measures designed to keep railway construction from overheating have resulted in substantial slow-down on construction of high-speed rail lines across the country, which have not recovered to pre-accident level yet. China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, Chinese economic growth had slowed down noticeably in the past few years, as the Chinese GDP growth was 10.4%, 9.3%, 7.8% in 2010, 2011 and 2012, respectively. In particular, 2012 recorded the slowest growth rate since 1999. Although we did not lose any customers during this period, we suffered a contraction of our business due to these temporary shifts in China’s macroeconomic policies. The nature of our business inherently means that our results will be “volatile” and we will have certain quarters where our revenues and income are high and other quarters where revenues and income are low.

Entry into International markets

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We successfully entered the US market in 2010, Korea in 2011, Malaysia and Peru in 2012. We also recently added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Southeast Asia. One of these partners will jointly market our handling machines, the Mobilift and Marine Hoist, in Europe and the Mediterranean regions. We have been pursuing joint bids with this partner on port construction projects and hope to enter the new field of port machinery.

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

Relationship with quality outsource contract manufacturers

In 2012, we outsourced approximately 28.9% of components used in our machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 28.2% and 27.6% of amount of cost of goods sold to contract manufacturers in 2011 and 2010, respectively.  We were able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated with Our Business and Industry.”

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

Entry into leasing business and technical service business

Since the middle of 2010, we have engaged in the leasing of equipment. Until June 10, 2013, 12 leases having been signed with our customers CRCCC, CCC and CRG. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2011 and 2012.

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

Results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

Sales. Revenues for the year ended December 31, 2012 were $10.1 million, a 59% decline from the $24.4 million reported for 2011, due to sharp decrease in equipment sales, international revenue and technical service revenue, which was somewhat offset by solid increase in leasing revenue. We built and completed 6 machines during 2012 which represented $3.5 million, or 35% of total revenue, vs. 12 machines sold in 2011 (80% of total revenue). Equipment sales fell by 82% in 2012. Technical service sales were $0.3 million, a 76% decline from $1.3 million in 2011, for the demand of service decreased due to the railway sector construction slow-down in China. Lease income for 2012, which began as a segment of revenue in 2010, represented $6.3 million, or 62% of total revenues, a solid growth from $3.5 million in 2011. We recognized lease income for 8, 5 and 3 lease contracts in 2012, 2011 and 2010, respectively. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some other projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2011 and 2012. International-based revenues accounted for approximately 26% of total sales in 2012 vs. 26% in 2011. International revenue on an absolute basis fell by $3.7 million (58% drop) to $2.6 million in 2012, due to smaller international contracts in 2012 (Malaysia and Peru) vs. 2011 (4 large Korean contracts).

Gross margin.  Gross profit for 2012 was $2.9 million, compared to gross profit of $6.8 million in 2011, representing a 57% decrease year over year, which was primarily due to a 59% decline in sales. Gross margins increased to 29.1%, from 27.7% in 2011. The 138 basis points gross margin increase was due to higher lease income and a higher margin product mix.

Operating expenses. Operating expenses for 2012 increased by 54% to approximately $7.2 million, compared to $4.7 million in 2011. Selling expenses grew by 88% to $2.2 million and general and administrative expenses grew by 43% to $5 million in 2012, respectively, due to set-up of a new sales office in Italy, increased sales effort in international markets, as well as expenses related to warrant exchange, change in stock listing exchange and SEC investigation occurred in 2012.

Operating margin. Operating margin in 2012 was negative 42.7% vs. positive 8.4% in 2011, which was primarily due to the above-mentioned sharp increases in operating expenses.

Net income. Net loss in 2012 was $3.86 million, or negative $0.46 per share based on 8.34 million weighted average shares outstanding, compared to net income of $1.2 million, or $0.15 per share based on 7.97 million weighted average shares outstanding for the full year 2011. Net loss in 2012 was somewhat offset by a $1 million one-time Beijing city free government subsidy given to companies in high-tech industries, such as us.

Results of operations for the year ended December 31, 2011 compared to the year ended December 31, 2010

Sales. Revenues for the year ended December 31, 2011 were $24.4 million, a slight increase from the $24.1 million reported for 2010. We built and completed 12 machines during 2011, which represented $19.6 million, or 80% of total revenues, vs. 14 machines sold during 2010. Technical service sales were $1.3 million, a decrease from the $5.1 million in FY 2010,for the demanding of service decreases due to the construction slow-down. Lease income for FY 2011, which began as a segment of revenue a year ago, represented $3.5 million, or 14.4% of total revenues, an increase from $0.7 million in 2010. International-based revenues accounted for approximately 26% of total sales in 2011 vs. 3% in 2010.

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

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the periods indicated:

Summary of statement of cash flow data:

(US$ in thousands)

	Year ended December 31,			Four months ended December 31,		Year ended August 31,
	2012	2011	2010	2009	2008	2009	2008
Net cash provided by/(used in) operating activities	4,720	9,597	(3,898)	(1,224)	(522)	763	1,905
Net cash provided by/(used in) investing activities	(6,167)	(12,004)	5,132	(50)	(238)	(347)	(2,138)
Net cash provided by/(used in) financing activities	(1,486)	3,973	24	19	260	(5)	537

Analysis of cash flow for the year ended December 31, 2012 compared to the year ended December 31, 2011

Net cash provided by operating activities was $4.7 million for 2012, compared with net cash provided by operating activities of $9.6 million for 2011. The decrease in net cash provided by operating activities was mainly due to lower revenue in 2012.

Net cash used in investing activities was $6.2 million during 2012 compared to net cash used in investing activities of $12 million during 2011. Net cash used in investing activities in both 2011 and 2012 was mainly due to purchase of land and equipment as well as construction activities related to our new Zhenjiang factory. Net cash used was less in 2012 compared to a year ago resulting from less purchase.

Net cash used in financing activities was $1.5 million in 2012 compared to $3.9 million provided by financing activities in 2011. During 2012, we repaid several bank loans totaling approximately $4 million (RMB25 million) to CDB (RMB3 million), ICBC Zhongguancun Branch (RMB10 million), China Merchants (RMB7 million) and China Minsheng Bank (RMB5 million), respectively. We then borrowed from banks totaling $2.5 million (RMB16 million), including RMB5 million from China Minsheng Bank and RMB11 million from ICBC Zhenjiang Branch.

Analysis of cash flow for the year ended December 31, 2011 compared to the year ended December 31, 2010

Net cash provided by operating activities was US$9.6 million for 2011, compared with net cash used in operating activities of US$3.9 million for 2010. The increase in net cash was due mainly to the timely collection of our account receivables.

Net cash used in investing activities was US$12 million during 2011 compared to net cash provided by investing activities of US$5.1 million during 2010. The increase in net cash used in investing activities was for we produced more equipment for leased contracts.

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

While the payment term of each sales contract is negotiable, in typical contracts, approximately:

☐	30% of the total contract price is due within 10 days of the time the contract is entered into;

☐	50% of the total contract price is due before delivery of the equipment;

☐	15% of the total contract price is due after the machine is tested and accepted by the customer; and

☐	the remaining 5% of the total contract price is the retainage, which is typically paid after warranty period ends (usually one year)

Liquidity

As of December 31, 2012, we had total assets of $39.9 million, of which cash amounted to $1.7 million, accounts receivable amounted to $8.1 million, other receivables amounted to $0.1 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $2.3 million.  While working capital was a negative $1.5 million, equity amounted to $18.7 million.  The current ratio was approximately 0.93:1.

As of June 10, 2013, we maintain in total RMB19 million (approximately $3 million) in rolling credit facilities, of this amount:

1)	China Development Bank (CDB) extended us a 3-year RMB10 million ($1.63 million) working capital facility in February 2011. The current expiration date for the loan agreement is February 24, 2014, with RMB3 million which we repaid on February 24, 2012, RMB3 million which we repaid on February 24, 2013 and the remaining RMB4 million is to be repaid on February 24, 2014. Therefore the current balance is RMB4 million ($0.6 million). RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate.

The CDB facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”), which is a professional guarantee company mainly funded by the Chinese government and provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the companies obtain bank financing at reduced interest rates.

The material terms for the Zhongguancun guarantee of CDB facility are as follows:

•	RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as we repay the principal in accordance with the terms of the loan agreement.
•	a pledge of all future and current accounts receivables on a pro rata basis, with us being required to submit a list of all accounts receivables to Zhongguancun every quarter;
•	the term is from February 25, 2011 to February 24, 2014; and
•	the fees charged by Zhongguancun for the three-year RMB10 million loan were RMB474,542, which is the sum of the following (the CDB annual guarantee fee percentage is 10% higher than that under the ICBC facility due to the longer than one year guarantee):

a)	first year of agreement: RMB10 million x 1.9602% (annual guarantee fee) + RMB10 million x 0.3% (annual guarantee review fee);
b)	second year of agreement: RMB7 million x 1.9602% (annual guarantee fee) + RMB7 million x 0.3% (annual guarantee review fee); and
c)	third year of agreement: RMB4 million x 1.9602% (annual guarantee fee) + RMB4 million x 0.3% (annual guarantee review fee).

2)	China Minsheng Bank extended us a RMB5 million (US$0.8 million) facility in October 2011 to provide short-term liquidity and working capital, which expired on March 29, 2012. We repaid the loan in January 2012 before the due date, and renewed the loan for 6 months from March 2012 to September 14, 2012, which we repaid on August 23, 2012. We subsequently entered a new 1-year RMB5 million (US$0.81 million) facility with China Minsheng Bank with a term from August 23, 2012 to August 23, 2013. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s 1-year benchmark lending rate, i.e. 7.8%.

The China Minsheng Bank facility is supported by a personal guarantee from Yabin Liu, our Chief Executive Officer.

3)	Bank of Beijing extended us one-year RMB10 million (US$1.6 million) facility in April 2013 to provide short-term liquidity and working capital, which will expired on April 25, 2014. RMB loans carry an interest rate equal to 1.15 times the People’s Bank of China’s 1-year benchmark lending rate.

The Bank of Beijing facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”). We are currently negotiating legal documents with Zhongguancun, however the lender allowed us to draw down the full RMB10 million loan on April 25, 2013 before the execution of final guarantee documents. We expect the guarantee documents to be signed by end of June 2013.

Under the above three credit facilities, we:

(1) must pay the principal and related interests when due;

(2) without written consent, cannot sell or transfer assets, or provide guarantees to third parties; and

(4) must not conduct any activities, which may be materially detrimental to the interests of lending banks.

We are in compliance with all terms and conditions of all of the above credit agreements. Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreements. We are not subject to any covenants limiting our ability to incur additional indebtedness.

Below are 3 credit facilities, which we repaid in full and terminated in 2012:

(1)	Industrial and Commercial Bank of China Limited (“ICBC”), Zhongguancun Branch, extended a 1-year RMB40 million ($6.4 million) facilities in December 2011, of which RMB10 million ($1.6 million) was used to fund procurement and purchases related to the company’s business, and RMB30 million ($4.8 million) was used for the issuance of guarantees, letters of credit, bid bonds and performance bonds. These facilities carried an interest rate equal to 1.05 times the People’s Bank of China’s benchmark lending rate. We repaid the RMB10 million facility in full in 2 tranches - RMB5 million plus interest in October 2012 and the remainder RMB5 million plus interest in December 2012. We also terminated the RMB30 million facility when the related Zhongguancun guarantee (described below) expired in November 2012.

The original loan agreement with ICBC was for an amount of RMB10 million ($1.6 million) for funding of procurements and purchases relating to our business. However, on December 23, 2010 ICBC subsequently allowed the facility to be used for an additional RMB30 million ($4.8 million) for the purpose of issuing guarantees, letters of credit, bid bonds and performance bonds, based on the support provided by a guarantee from Zhongguancun. There was no formal amendment to the ICBC loan agreement to reflect the increased amount. However, we obtained a letter from ICBC confirming this arrangement.

The expiration date for the original ICBC loan agreement was on December 8, 2011. We successfully renewed the RMB 10 million ($1.6 million) credit line under a loan agreement executed with ICBC on December 20, 2011 and supported by a new RMB 10 million ($1.6 million) guarantee contract with Zhongguancun executed on December 6, 2011.

The RMB30 million ($4.8 million) used for the issuance of guarantees, letters of credit, bid bonds and performance bonds was covered under the original guarantee contract with Zhongguancun from November 15, 2010 to November 14, 2012. While there was no specified term for the additional RMB30 million ($4.8 million) credit line, once the guarantee from Zhongguancun terminated on November 14, 2012, the RMB30 million ($4.8 million) credit line expired at the same time. In addition, this RMB30 million ($4.8 million) line of credit was uncommitted in nature despite the Zhongguancun guarantee, which meant that each time we applied to use this line, ICBC had the right to decline the request at its discretion.

The material terms for the guarantee from Zhongguancun for the ICBC facilities were as follows:

•	RMB40 million maximum amount;
•	a pledge of future and current accounts receivables on a pro rata basis, with the company required to submit a list of all accounts receivables to Zhongguancun every quarter;
•	the term was from November 15, 2010 to November 14, 2012;
•	the fees charged by Zhongguancun for the guarantee of a one-year RMB10 million loan drawdown were RMB208,200; and
•	the fees charged by Zhongguancun for the 15 bid and performance bonds we opened using a RMB30 million project bidding credit line were RMB 20,168,286, which was the sum of the following:
1)	The ICBC guarantee fee of RMB of 208,200 was the sum of RMB10 million x 1.782% (annual guarantee fee) + RMB10 million x 0.3% (annual guarantee review fee).
2)	During 2011, the fees charged by Zhongguancun for the 14 bid and performance bonds the company opened using its RMB30 million credit line for guarantees totaled RMB 309,011, which equaled the bond amount x 1.35% (annual percentage) x time outstanding.

(2)	China Merchants Bank extended a 1-year RMB7 million ($1 million) facility to provide short-term liquidity and working capital. RMB loans carried an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate. We repaid this loan in full plus interest upon expiration in July 2012.

3)	Industrial and Commercial Bank of China Limited, Zhenjiang Branch (“ICBC Zhenjiang”), extended a 6-month RMB11 million ($1.79 million) facility to one of our wholly-owned subsidiaries, Zhenjiang Wowjoint, with term from October 26, 2012 to April 30, 2013. RMB loans carried an interest rate equal to the People’s Bank of China’s 6-month benchmark lending rate. We repaid this loan in full plus interest upon expiration on April 30, 2013.

The ICBC Zhenjiang facility was supported by a corporate guarantee from Zhenjiang Wowjoint that has the following material terms:

•	RMB11 million maximum amount;
•	a pledge of land use right of the Zhenjiang facilities with appraised value of approximately RMB16.9 million as of October 2012;
•	the term from October 26, 2012 to October 25, 2017.

Source of Funds and Liquidity Management

Our principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Our short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans.

As of December 31, 2012, we maintained credit facilities of RMB23 million ($3.65 million) with Industrial and Commercial Bank of China, China Development Bank and China Minsheng Bank to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

As of December 31, 2011, we maintained credit facilities of RMB62 million ($9.8 million) with Industrial and Commercial Bank of China, China Development Bank, China Minsheng Bank and China Merchants Bank to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

On February 22, 2010, China Fundamental consummated its acquisition of Beijing Wowjoint pursuant to the terms of the share purchase agreement. In connection with the acquisition, the holders of 1,374,089 of the ordinary shares sold in China Fundamental's initial public offering properly elected to redeem their shares for cash at $7.96 per share, for an aggregate of approximately $10.9 million. China Fundamental also entered into "forward contracts" to purchase 1,696,258 ordinary shares in privately negotiated transactions from shareholders who would otherwise have voted against the business combination, for an aggregate of approximately $13.6 million. The redemptions and the closing of such purchase were subsequently effected using funds that were held in China Fundamental's trust account. After payment of redeeming shareholders and forward contracts, and payment of transaction related expenses including deferred underwriting commissions and legal fees and other expenses, approximately $7.1 million was available for use by the combined company for working capital purposes after consummation of the merger in February 2010.

As a result of merger, we have a net cash position of $2.17 million as of December 31, 2010 and our working capital rose from $9.8 million on December 31, 2009 to $16 million as of December 31, 2010. Our net cash position was $4.63 million and our working capital was $7.98 million as of December 31, 2011. Our net cash position was $1.71 million and our working capital was a negative $1.52 million as of December 31, 2012.

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

Going forward, we anticipate that our additional annual cash needs resulting from being a public company will exceed US$1 million per year resulting from the hiring of additional accounting and financial staff; higher insurance and legal costs; the adoption of improved corporate governance procedures; and the upgrade of our information systems. We may invest in further build-out of our new Zhenjiang facility. We are also seeking to enhance production efficiency and develop new products, while also seeking opportunities to expand our international operations, especially as high speed rail continues to develop globally. We might also consider complementary acquisitions, although none are currently under consideration. These capital investments and expansion plans will be financed primarily by funds on hand, operating cash flows and borrowings under our existing credit facilities with banks.

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

Foreign Currency Translation

We use the local currency (RMB) as its functional currency.  Translation adjustments are reported as other comprehensive income in the statements of operations and accumulated as other comprehensive income in equity section of consolidated balance sheets.  Financial information is translated into U.S. Dollars at prevailing or current rates, respectively, except for revenues and expenses, which are translated at average current rates during the reporting periods.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

We are exposed to certain market risks that exist as part of our ongoing business operations and we use various means, where appropriate, to manage these risks. As a matter of policy, it does not engage in trading or speculative transactions.

Interest Rate Risk .  We are exposed to interest rate risk due primarily to our short-term bank loans.  Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.   We monitor interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce its exposure to interest rate risk.

At December 31, 2012, we performed a sensitivity analysis for our financial instruments that have interest rate risk.  It calculated the pretax earnings effect on its interest sensitive instruments.  Based on this sensitivity analysis, we have determined that an increase of 10% in our average floating interest rates at December 31, 2012 would have increased interest expense by $29,242 for the year ended December 31, 2012.

Foreign Exchange Risk .  The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the RMB has no longer been pegged to the U.S. dollar.  Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

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

Compared to December 31, 2011, our specific allowance increased by $167,590 in the year ended December 31, 2012, the general allowance increased by $203,353. Therefore, our bad debts allowance increased by a net of $370,943 during the year ended December 31, 2012.

As of December 31, 2012, our accounts receivable balance was $8.1 million, of which $5.0 million has been received prior to June 14, 2013 and $3.1 million is expected to be collected prior to December 31, 2013.

The level of accounts receivables over 180 days is primarily due to the fact that we sell to blue chip state-owned enterprise companies.  At times these customers experience short term working capital constraints due to delay in payments from the Chinese government.  As a result, they in turn delay payments to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2012 were as follows:

Name	Age	Position
Yabin Liu	54	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	57	Chief Technical Officer and Director
John Rui Peng	31	Comptroller and acting Chief Financial Officer
Feizhou Hao	46	Director
Liguo Liu	41	Senior Vice President of Marketing and Sales
Jibing Li	59	Director
Chun Liu	72	Director

Yabin Liu became our chief executive officer and chairman of the board of directors upon consummation of the acquisition. Mr. Liu has extensive experience in the railway and railway related construction equipment industry in China. He has served as chief executive officer of Beijing Wowjoint since its inception in 2004. Since 1996, Mr. Liu has been serving as general manager of Beijing Wan Qiao Mechanical and Electrical Equipment Co., Ltd., a consulting company and a minority shareholder of Beijing Wowjoint. Since May 2009, Mr. Liu has been serving as president and sole director of Bright Bridge Construction, Inc., a Nevada company, which engages in the marketing of Wowjoint’s equipment to the North American market. From 1994 to 1996, Mr. Liu served as chief coordinator with China Academy of Railway Sciences to promote international academic exchange in railway construction technologies. From 1982 to 1994, he served with the China Academy of Railway Sciences in various academic research positions as engineer, associate professor and director in charge of academic research.

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

John Rui Peng became our controller in January 2011.  He is also serving as acting chief financial officer following the resignation of Anthony Hung, for personal reasons, on November 3, 2010, while a search for a new chief financial officer is underway. Prior to joining Wowjoint, Mr. Rui served as senior auditor with Deloitte CPA Ltd in Beijing from August 2007 to September 2010, and before that, with PriceWaterhouseCoopers CPA Ltd. in Beijing from July 2006 to July 2007, and as auditor from September 2004 to June 2006. Mr. Rui received a Bachelor of Economics degree from The University of International Business and Economics.

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

Chun Liu began serving as director to Wowjoint upon the consummation of the acquisition. Mr. Liu has been providing freelance consulting to the industry of railway engineering since 2001. From 1999 to 2001, Mr. Liu was appointed deputy chief commander in charge of engineering of the construction of the express railway from Qinhuangdao to Shenyang, an express railway with designed speeds of up to 250 kilometer/hour and a total length of 401 kilometers. He was responsible for the overall supervision of the engineering and construction of this first express railway built in China. After college and from 1965 to 1999, Mr. Liu was with China Railway Engineering Group in various positions as technician, engineer, senior engineer, chief engineer, commander in engineering and duty chief commander in engineering, all involved in the construction of conventional or high speed railways. He has been involved greatly in the development of the China railway system from its infancy to where the Chinese railway system is today. He has published various research papers in the field of railway engineering. He is a China Honor Scientist. Mr. Liu received his Bachelor’s degree in engineering from Tang Shan Railway Institute.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nomination governance committee.

Audit Committee .  Our audit committee consists of Jibing Li, Feizhou Hao and Chun Liu as of December 31, 2012. Mr. Li is the chair of our audit committee, and we believe that Mr. Hao qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

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

Compensation Committee .  Our compensation committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as at December 31, 2011. Mr. Hao is the chair of our compensation committee. Messrs. Hao, Li and Liu do not have any direct or indirect material relationship with us other than as a director.

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

Nomination Committee .  Our nomination committee consists of Messrs. Feizhou Hao, Jibing Li and Chun Liu as at December 31, 2012. Mr. Chun Liu is the chair of our nomination committee. Messrs. Hao, Li and Liu did not have any direct or indirect material relationship with us other than as a director.

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

The business address of each party described above is 1108 A Block Tiancheng Mansion, #2 Xinfeng Road, Deshengmenwai Street, Xicheng District Beijing.

Compensation

The following table shows information concerning the annual compensation of our executives for services during the periods indicated:

						Total
Name	Year Ended	Salary		Bonus		Compensation

Yabin Liu	December 31,2012	RMB	312,000	RMB	126,800	RMB	438,800
	December 31, 2011	RMB	307,448	RMB	193,200	RMB	500,648
	December 31, 2010	RMB	209,728	RMB	222,569	RMB	432,297
	December 31, 2009 (four months only)	RMB	60,700	RMB	80,080	RMB	140,780
	August 31, 2009	RMB	226,380	RMB	240,240	RMB	466,620
	August 31, 2008	RMB	221,760	RMB	240,240	RMB	462,000
	August 31, 2007	RMB	188,496	RMB	204,549	RMB	393,045

Fude Zhang	December 31,2012	RMB	296,400	RMB	138,880	RMB	435,280
	December 31,2011	RMB	291,848	RMB	150,052	RMB	441,900
	December 31,2010	RMB	205,331	RMB	204,363	RMB	409,694
	December 31,2009 (four months only)	RMB	55,425	RMB	69,693	RMB	125,118
	August 31, 2009	RMB	210,070	RMB	209,080	RMB	419,150
	August 31, 2008	RMB	205,920	RMB	209,080	RMB	415,000
	August 31, 2007	RMB	175,032	RMB	174,510	RMB	349,542

Liguo Liu	December 31,2012	RMB	270,400	RMB	133,680	RMB	404,080
	December 31,2011	RMB	259,448	RMB	142,968	RMB	402,416
	December 31,2010	RMB	150,871	RMB	231,189	RMB	382,060
	December 31,2009 (four months only)	RMB	43,137	RMB	78,840	RMB	121,977
	August 31, 2009	RMB	154,350	RMB	236,520	RMB	390,870
	August 31, 2008	RMB	150,480	RMB	236,520	RMB	387,000
	August 31, 2007	RMB	127,908	RMB	199,372	RMB	327,280

Yasheng Liu*	December 31,2012	RMB	-	RMB	-	RMB	-
	December 31,2011	RMB	-	RMB	-	RMB	-
	December 31,2010	RMB	96,176	RMB	89,431	RMB	185,607
	December 31,2009 (four months only)	RMB	24,642	RMB	33,800	RMB	58,442
	August 31, 2009	RMB	109,047	RMB	101,400	RMB	210,447
	August 31, 2008	RMB	108,000	RMB	101,400	RMB	209,400
	August 31, 2007	RMB	91,800	RMB	84,540	RMB	176,340

John Peng Rui	December 31,2012	RMB	152,715	RMB	8,180	RMB	160,895
	December 31, 2011	RMB	171,155	RMB	5,230	RMB	176,645

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

Employees

As of December 31, 2012, we had approximately 196 full-time employees, including 69 technical and R&D, 36 manufacturing, 23 sales (including 1 based in the US and 3 based in Italy), 8 project management, 7 quality control, 3 purchasing staff, with the remainder being managerial, administrative, finance, accounting and internal control staff.  Since our incorporation in 2004, we have substantially increased our headcount, with a focus on increasing the number of employees such as technicians and engineers with strong technical skills. We believe we have a good relationship with our employees. In geographic location, we have one employee in U.S. and one employee in Italy and the remainder of our employees are in China.

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

The below table is based on information known to the company or can be ascertained from SEC filings. The percentages are based on the total number of issued and outstanding ordinary shares as of June 5, 2013.

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares

Realink Group Limited(1)(2)	4,578,246	54.5%
Yabin Liu(1) (2)	0	-
Fude Zhang (2)	0	-
Jibing Li(2)	0	-
Liguo Liu (2)	8,500	*
Feizhou Hao(2)	0	-
Chun Liu(2)	0	-
John Rui Peng (2)	4,000	*
All directors and officers as a group	4,590,746	54.6%

* Less than 1%

(1)	Mr. Liu is the sole director of Realink Group Limited and may be deemed as the beneficial owner of the shares directly owned by Realink Group Limited.

(2)	The business address of the persons is Beijing Wowjoint Machinery Co. Ltd., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist., Beijing 101118 P.R. China.

B.  Related Party Transactions

During the year ended December 31, 2012, there are three related parties as below:

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. Mr. Yabin Liu, our CEO owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided the natural gas to Wowjoint for production, and Wowjoint purchased the natural gas and made the payment according to the contract. Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company. Mr. Yabin Liu, our CEO and a shareholder of Wowjoint Mechanical. Wowjoint Mechanical provided preliminary working process for Wowjoint. Mr. Yabin Liu provided certain personal guaranty to ensure our payment obligations under the RMB5 million Loan Agreement with China Minsheng Bank entered in August 2012.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares, warrants and units have been traded on the OTCQB since November 16, 2012 under the symbols BWOW, BWOWW and BWOWU, respectively. Prior to November 16, 2012, our ordinary shares, warrants and units traded on NASDAQ Capital Market and prior to April 30, 2012, our ordinary shares, warrants and units traded on NASDAQ Global Market. Prior to May 5, 2010, our units were quoted on the Over-the-Counter Bulletin Board under the symbol WJHUF and after the ordinary shares and warrants began separate trading on July 22, 2008, our ordinary shares and warrants were also quoted on the Over-the-Counter Bulletin Board, under the symbols WJHCF and WJHWF, respectively. Prior to April 9, 2010, our ordinary shares, warrants and units traded under the symbols CFQCF, CFQWF and CFQUF, respectively. The change in our trading symbols related to the change in our name from China Fundamental Acquisition Corporation to Wowjoint Holdings Limited.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association currently authorize share capital consisting of 49,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at December 31, 2012, 8,406,968 ordinary shares were issued and outstanding, including ordinary shares forming part of outstanding units. No preferred shares were outstanding as of that date.

B. Memorandum and Articles of Association

The description of our second amended and restated memorandum and articles of association is contained in our 20-F annual report (File No.  000-53233), filed with the Commission on March 10, 2010, which is incorporated herein by reference.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain United States federal income tax considerations relating to an investment in our ordinary shares by U.S. Holders (as defined below).  This summary is written on the basis that investors will hold their ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”) and is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.  This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold equity shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except as set forth below, this summary does not discuss any United States federal income tax considerations relating to an investment in our warrants, or any non-United States, state, or local tax considerations.  Investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares or warrants.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a "dividend" for United States federal income tax purposes.  For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States.  Provided that our ordinary shares are readily tradable on the OTCQB, any dividends paid on ordinary shares should qualify for the lower rate.

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

As a further alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ordinary shares qualify as being regularly traded on the OTCQB.  If a U.S. Holder makes this election, the holder will generally (i) include in income as ordinary income for each taxable year the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such loss is allowed only to the extent of the amount previously included in income as a result of the mark-to-market election.  The U.S. Holder's adjusted tax basis in the ordinary shares would be adjusted to reflect any ordinary income or loss resulting from the mark-to-market election.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed other than the following.

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012.  Prior to the stock dividend, there were 7,903,922 ordinary shares issued and outstanding as of December 31, 2011.  After the 6% stock dividend, there were 8,401,468 ordinary shares issued and outstanding as of April 26, 2012.

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

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

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

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2012, our audit committee consisted of Jibing Li and Chun Liu. Mr. Li is the chair of our audit committee. We believe that Mr. Hao qualified as an “audit committee financial expert” and was “independent” as such terms are defined in the rules of the Securities and Exchange Commission.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Wowjoint Holdings Limited and Subsidiaries as of December 31, 2012 included in this annual report in reliance on the report of WWC, P.C. (“WWC”) an independent registered public accounting firm, and as of December 31, 2011 and 2010, included in this annual report in reliance on the report of Sherb & Co. LLP (“Sherb”), Certified Public Accountants, an independent registered public accounting firm, appearing elsewhere in this annual report upon the authority of WWC and Sherb as experts in accounting and auditing in respective years.

Audit fees

US$108,000, $100,000 and $75,000 for the year of 2010, 2011 and 2012 and, respectively.

Audit-Related Fees

US$5,241, $6,024 and $3,853 in 2010, 2011 and 2012, respectively.

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

Notwithstanding these elections, we are currently in compliance with respect to NASDAQ Listing Rules 5605(c)(2)(A) and 5605(b)(1) as we have determined that Messrs. Feizhou Hao, Jibing Li and Chun Liu, who comprised our Audit Committee and a majority of our Board of Directors as of December 31st, 2012, qualified as independent directors.

We currently do not require independent director involvement in either the nomination of directors or the determination of executive officer compensation, although, as of December 31, 2012, Wowjoint’s Nomination and Compensation Committees consisted of Messrs. Feizhou Hao, Jibing Li and Chun Liu, who were independent.  We also do not require regularly scheduled regularly scheduled meetings at which only independent directors are present.

In June 2011, Mr. Hao Chunyi resigned as a member of our Board of Directors for personal reasons. At the time of his resignation, Mr. Hao Chunyi was chair of Wowjoint’s compensation committee and also served on the company’s audit committee and nomination committee.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)†

1.2	Certificate of Incorporation†

4.1	Specimen Unit Certificate†

4.2	Specimen Ordinary Share Certificate†

4.3	Specimen Public Warrant Certificate†

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

4.6	Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489)) †

8.1	List of Subsidiaries††

10.1	Form of Securities Escrow Agreement among Continental Stock Transfer & Trust Company, certain officers, directors and shareholders and the Registrant (Incorporated by reference to exhibit 10.1 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.2	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (Incorporated by reference to exhibit 10.2 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.3	Form of Registration Rights Agreement among the Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.4	Amended and Restated Warrant Purchase Agreement between Registrant and our Private Placement Investors (Incorporated by reference to exhibit 10.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.5	Unit Purchase Option to be granted to the underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.6	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Chun Yi Hao (Incorporated by reference to exhibit 10.9 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.7	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Overseas Fund Ltd. (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.8	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Hope Ni (Incorporated by reference to exhibit 10.10 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.9	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Q.Y. Ma (Incorporated by reference to exhibit 10.11 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.10	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Tan Xiao Wei (Incorporated by reference to exhibit 10.12 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.11	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Ralco Capital Limited (Incorporated by reference to exhibit 10.13 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.12	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Rising Year Group Limited (Incorporated by reference to exhibit 10.14 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.13	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Oliveira Capital, LLC (Incorporated by reference to exhibit 10.15 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.14	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis International Investments LLC (Incorporated by reference to exhibit 10.16 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.15	Letter Agreement among the Registrant, Chardan Capital Markets, LLC and Globis Capital Partners L.P. (Incorporated by reference to exhibit 10.7 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

10.16	Share Purchase Agreement, dated November 30, 2009, among CFAC and the other parties named thereto†

10.17	Form of Escrow Agreement among China Fundamental Acquisition Corporation, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu, Liguo Liu and Mintz & Fraade, P.C. (Incorporated by reference to exhibit 4.1 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.18	Employment Agreement, dated February 22, 2010 between Wowjoint and Yabin Liu. (Incorporated by reference to exhibit 4.2 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.19	Employment Agreement, dated February 22, 2010 between Wowjoint and Fude Zhang. (Incorporated by reference to exhibit 4.3 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.20	Employment Agreement, dated February 22, 2010 between Wowjoint and Liguo Liu. (Incorporated by reference to exhibit 4.4 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.21	Employment Agreement, dated February 22, 2010 between Wowjoint and Yasheng Liu. (Incorporated by reference to exhibit 4.5 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.22	Lock-up Agreement, dated February 22, 2010 among China Fundamental Acquisition Corporation, Giant Nova Holdings Limited, Authentic Genius Limited, Realink Group Limited, Yabin Liu, Fude Zhang, Yasheng Liu and Liguo Liu (Incorporated by reference to exhibit 4.6 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.23	Earn-Out Agreement dated February 18, 2010 between China Fundamental Acquisition Corporation and Realink Group Limited (Incorporated by reference to exhibit 4.7 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.24	Exclusive Technical Consulting and Services Agreement, dated August 25, 2009, between Beijing Xin Fu Industry Consulting Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. (Incorporated by reference to exhibit 4.8 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.25	Equity Pledge Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding (Incorporated by reference to exhibit 4.9 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.26	Voting Rights Proxy Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co., Ltd and Anning Li, Liguo Liu, Yabin Liu, Yasheng Liu, Pingyi Wang, Fude Zhang, Beijing Wan Qiao Mechanical and Electrical Equipment Co., and Ting Ding †

10.27	Executive Employment Agreement, dated March 12, 2010, between China Fundamental Acquisition Corporation and Anthony Hung†

10.28	Investor Relations Consulting Agreement, dated March 12, 2010 between Wowjoint Holdings Limited and Hayden Communications International, Inc.†

10.29	Exclusive Call Option Agreement, dated August 25, 2009, among Beijing Xin Fu Industry Consulting Co. Ltd. and the shareholders of Beijing Wowjoint (Incorporated by reference to exhibit 4.11 of CFAC’s shell company report on Form 20-F filed on March 10, 2010)

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd.†

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing†

10.32	Stock transfer agreement between Beijing Xin Fu Industry Consulting Co., Ltd. and the former shareholders of Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.33	Loan agreement, dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.34	First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd. Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.35	Loan agreement, dated June 11, 2010, with Bank of Beijing. Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.36	First amendment, dated September 15, 2010, to loan agreement, dated June 11, 2010, with Bank of Beijing Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.37	Loan agreement , dated November 30, 2010, with Industrial and Commercial Bank of China Limited. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38	Loan agreement, dated February 23, 2011, with China Development Bank. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39	Loan agreement summary, dated March 29, 2011, with China Minsheng Bank. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38	Guarantee (Contract Number: No. 2010 QZY592) from Beijing Zhongguancun Sci-Tech relating to loan agreement with Industrial and Commercial Bank of China Limited. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39	Guarantee (Contract Number: No. 2010 QZY647) from Beijing Zhongguancun Sci-Tech relating to loan agreement with China Development Bank Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.40	Confirmation from Industrial and Commercial Bank of Chain Limited regarding increase in credit facility from RMB10 million to RMB40 million to allow from issuances of guarantees. Incorporated by reference to exhibits to the Form F-1/A filed in December 2011.

10.41	Loan Agreement dated December 20, 2011, between Beijing Wowjoint Machinery Co., Ltd. and Industry and Commerce Bank of China. Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on April 30, 2012

10.42	Guaranty (Contract Number: No. 2010 QZY 723 ) from Beijing Zhongguancun Guaranty Company Agreement dated December 6, 2011 relating to loan agreement with Industrial and Commercial Bank of China Limited. Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on April 30, 2012

10.43	SME Financial Services Contract dated March 14, 2012 between Beijing Wowjoint Machinery Co., Ltd. and China Minsheng Bank. Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on April 30, 2012

10.44	Loan Agreement dated July 22, 2011 between Beijing Wowjoint Machinery Co., Ltd. and China Merchants Bank. Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on April 30, 2012

10.45	SME Financial Services Contract Agreement between Beijing Wowjoint Machinery Co. Ltd and China Minsheng Bank dated August 23, 2012 (unofficial English translation)*

10.46	Loan Contract between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated April 25, 2013 (unofficial English translation)*

10.47	Working Capital Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Industrial & Commercial Bank of China dated October 26, 2012 (unofficial English translation)*

10.48	Maximum Counter-Guarantee Contract between Beijing Wowjoint Machinery Co. Ltd and Industrial & Commercial Bank of China dated October 26, 2012 (unofficial English translation)*

11.1	Code of Ethics

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)) **

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))**

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*          Filed herein.

**        Filed herewith. The XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these section

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: June 17, 2013		Chief Executive Officer

Wowjoint Holdings Limited

Audited Consolidated Financial Statements

As of and for the year ended December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors

Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. as of December 31, 2012 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Wowjoint Holdings, Ltd as of and for the year ended December 31, 2011, were audited by other registered independent public accounting firm whose report dated April 20, 2012, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wowjoint Holdings, Ltd. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

WWC, P.C.

Certified Public Accountants

San Mateo, California

June 6, 2013

Wowjoint Holdings Limited

Consolidated Balance Sheets

As of December 31, 2012 and 2011

		As of	As of
		December 31,	December 31,
	Note	2012	2011
ASSETS
Current Assets:
Cash and Cash Equivalents		$1,714,019	$4,626,799
Restricted Cash		973,354	577,872
Accounts Receivable, net	3	8,082,559	12,307,677
Other receivable, net		132,858	1,655,766
Note receivable, net		47,611	-
Advance to Suppliers	4	3,566,706	8,955,688
Inventories	5	3,738,684	3,979,034
Cost and Estimated Earnings in Excess of Billings	14	2,250,420	4,413,482
Prepaid Expenses - Short Term		278	-
Due from the Related Parties	13	-	76,037
Total current asset		20,506,489	36,592,355

Non-Current Assets:
Property, Plant & Equipment, net	6	12,396,250	9,016,441
Construction in Progress	6	5,300,951	5,572,511
Intangible Assets, net	7	3,141,448	1,067,336
Other Long Term Asset – Deposit		1,622
Total Assets		$41,346,760	$52,248,643

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Short Term Loans	8	$2,539,239	$3,491,620
Accounts Payable and Accrued Expenses	9	8,682,502	14,202,819
Advances from Customers		3,414,157	5,313,646
Taxes Payable	11	4,601,795	4,591,302
Other Payables	10	1,992,159	480,817
Due to Related Parties	13	315,833	53,972
Bank Loan - Short Term	8	476,107	476,138
Total Current Liabilities		22,021,792	28,610,314

Long Term Liabilities
Bank Loan - Long Term	8	634,810	1,110,962
Total Liabilities		$22,656,602	$29,721,276
STOCKHOLDERS' EQUITY
Ordinary Shares ($0.001 par value per share, 49,000,000 authorized shares, 8,459,272 and 7,971,465 issued and outstanding) as of December 31, 2012 and 2011	15	$8,460	$7,972
Additional Paid in Capital		4,755,290	4,755,290
Warrants	20	5,580,625	5,580,625
Statutory Surplus Reserve	16	3,024,562	3,024,562
Retained Earnings		3,290,571	7,148,925
Accumulated Other Comprehensive Income		2,030,650	2,009,993
Total Stockholders' Equity		18,690,158	22,527,367

Total Liabilities & Stockholders' Equity		$41,346,760	$52,248,643

See Notes to Financial Statements

Wowjoint Holdings Limited

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2012 and 2011

		For the years ended
		December 31,	December 31,
	Note	2012	2011
Revenues
Sales		$10,098,202	$24,398,421
Cost of Sales		7,159,814	17,635,911
Gross Profit		2,938,388	6,762,510

Operating Expenses
Selling Expenses		2,179,902	1,159,941
General & Administrative Expenses		5,066,556	3,544,343
Total Operating Expenses		7,246,458	4,704,284

Operating Income (Loss)		(4,308,070)	2,058,226

Other Income (Expenses)
Other Income		1,006,298	69,432
Other Expenses		(25,268)	(264,441
Bank expenses		-	(45,224)
Interest Income		2,868	14,137
Interest Expense		(311,480)	(298,600)
Government Income		4,100	-
Total Other Income (Loss) & Expense		676,518	(524,696)

Earnings before Tax		(3,631,552)	1,533,530

Income Tax/Deferred Tax Benefit		226,324	345,550

Net Income		$(3,857,876)	$1,187,980

Other Comprehensive Income
Foreign currency translation gain		20,657	916,979
Comprehensive Income		$(3,837,219)	$2,104,959

Basic & Diluted Earnings (Loss) Per Share	17	$(0.46)	$0.15

Weighted Average Shares Outstanding	17	8,337,320	7,971,465

See Notes to Financial Statements

Wowjoint Holdings Limited

Consolidated Statements of Stockholders’ Equity

As of and for the years ended December 31, 2012 and 2011

							Accumulated
	No.				Statutory		Other
	Of	Registered	Capital		Surplus	Retained	Comprehensive
	Shares	Capital	Surplus	Warrants	Reserve	Earnings	Income	Total

Balance at January 1, 2011	7,949,965	7,950	4,719,622	5,580,625	3,024,562	5,960,944	1,093,014	20,386,717
Net income	-	-	-	-	-	1,187,981	-	1,187,981
Issuance of share based compensation	21,500	22	35,669	-	-	-	-	35,690
Foreign currency translation adjustment	-	-	-	-	-	-	916,979	916,979
Balance at December 31, 2011	7,971,465	7,972	4,755,291	5,580,625	3,024,562	7,148,925	2,009,993	22,527,367

Balance at January 1, 2012	7,971,465	7,972	4,755,291	5,580,625	3,024,562	7,148,925	2,009,993	22,527,367
Net income	-	-	-	-	-	(3,857,876)	-	(3,857,876)
Issuance of share based compensation	9,500	10	-	-	-	-	-	10
Stock dividend	478,307	478	-	-	-	(478)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	20,657	20,657
Balance at December 31, 2012	8,459,272	8,460	4,755,291	5,580,625	3,024,562	3,290,571	2,030,650	18,690,158

See Notes to Financial Statements

Wowjoint Holdings Limited

Consolidated Statements of Cash Flow

For the years ended December 31, 2012 and 2011

	For the years ended
	December 31,	December 31,
	2012	2011
Cash flow from operating activities
Net Income (Loss)	$(3,857,876)	$1,187,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	996,420	725,365
Issuance of share based compensation	10	-
Loss/(Gain) on disposal of property, plant and equipment	(11,416)	-
Bad debt expenses	370,881	110,135
Issuance of common shares for services	-	35,690
Decrease / (Increase) in Accounts Receivable	3,854,236	5,486,362
Decrease / (Increase) in Other Receivable	1,522,908	(932,398)
Decrease / (Increase) in Note Receivable	(47,611)	-
Decrease / (Increase) in Advance to Suppliers	5,388,982	(5,431,961)
Decrease / (Increase) in Inventories	240,350	1,245,223
Decrease / (Increase) in Cost and Estimated Earnings in Excess of Billings	2,163,061	(1,723,283)
Decrease / (Increase) in Prepaid Expenses - Short Term	(275)	-
Increase / (Decrease) in Accounts Payable and Accrued Expenses	(5,520,317)	6,700,102
Increase / (Decrease) in Advances from Customer	(1,899,489)	4,140,631
Increase / (Decrease) in Unearned Lease Income	-	(748,333)
Increase / (Decrease) in Taxes Payable	10,493	(459,286)
Increase / (Decrease) in Other Payable	1,511,342	157,800
Increase / (Decrease) in Billings in Excess of Costs and Estimated Earnings	-	(896,649)
Increase/ (Decrease) in Deposit	(1,622)	-
Net cash provided by / (used in) operating activities	4,720,077	9,597,379

Cash flows from investing activities
Purchases of property, plant and equipment	(4,313,921)	(8,044,665)
(Increase) / Decrease in construction in progress	271,560	(4,061,256)
Purchases of intangible asset – land	(2,125,004)	-
Prepaid expense - long term loan	-	101,438
Net cash provided by / (used in) investing activities	(6,167,365)	(12,004,483)

Cash flows from financing activities
Repayment of Short term loans	(952,412)	(1,510,000)
Due from the related party	76,037	6,154
Due to related parties	261,861	53,972
Restricted cash	(395,482)	344,002
Proceed of short term debt	-	3,491,620
Proceed of long term debt	(476,152)	1,587,100
Net cash provided by / (used in) financing activities	(1,486,148)	3,972,848

Net Increase/(Decrease) in Cash & Cash Equivalents for the year	(2,933,436)	1,565,745

Effect of currency translation	20,656	893,336

Cash & cash equivalents at beginning of year	4,626,799	2,167,718

Cash & cash equivalents at end of year	$1,714,019	$4,626,799

Interest received	$2,868	$-
Interest paid	$311,480	$219,621
Tax paid	$706,898	$427,370

See Notes to Financial Statements

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

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

As of December 31, 2012, details of Wowjoint Holdings Ltd’s subsidiaries are as follows

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal Activity
Authentic Genius Limited (“AGL”)	December 22, 2009	Hong Kong	100%	Investment holding

Giant Nova Holdings Limited (“Giant Nova”)	December 18, 2009	the British Virgin Islands	100%	Investment holding

Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”)	August 31, 2009	the People’s Republic of China (“PRC”)	100%	Investment holding

Beijing Wowjoint Machinery Co., Ltd. (“BWMC” or “Beijing Wowjoint”)	March 3, 2004	PRC	100%	Design and manufacture heavy duty construction equipment and machinery

Beijing Wowjoint Xingyun Co., Ltd. (“BWXC”)	May 10, 2010	PRC	100%	Lease and sell equipment and machinery

Zhenjiang Wowjoint Heavy-duty Machinery Co., Ltd. (“Zhenjiang Wowjoint”)	April 13, 2011	PRC	100%	Design and manufacture heavy duty construction equipment and machinery

Bright Bridge Construction Inc. (“Bright Bridge”)	April 29, 2009	Nevada, USA	100%	Sales and marketing of equipment and machinery

BWI Consulting s.r.l. (“BWI”)	March 22, 2012	Italy	100%	Sales and marketing of equipment and

Note: AGL, Giant Nova, BXFI, BWMC, Zhenjiang Wowjoint, Bright Bridge, BWI and for the periods subsequent to May 20, 2010, BWXC, are collectively referred to as “Beijing Wowjoint”, unless specific reference is made to an entity.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

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

In addition to the 2,249,965 CFAC shares outstanding prior to the Acquisition, upon completion of the Acquisition on February 22, 2010, warrants underlying 7,264,756 shares exercisable at $5.00 per and have a life until the fourth anniversary of Offering, or until May 15, 2012. CFAC may redeem the warrants, at a price of $0.01 per warrant upon 30 days’ notice while the warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the warrants issued in the Offering, CFAC is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. CFAC will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. The CFAC warrants are comprised of (i) 1,064,062 shares underlying the warrants issued to the shareholders that established CFAC (the “Existing Shareholders”) in a 1:1 proportion to the actual shares issued for CFAC’s establishment, (ii) 1,944,444 shares underlying the warrants sold to investors in a private placement (the “Private Placement Warrants”), sold simultaneously as CFAC was closing the Offering in May 2008, and (iii) 4,256,250 shares underlying the warrants included in the Offering and Over-allotment from May 2008. Included in these warrants are the warrants issued with the 1,374,089 shares that were redeemed, and warrants issued with the 1,696,258 shares that were re-purchased in forward contracts. The shareholders electing to redeem their shares and sell the shares in the forward contracts were permitted to retain the warrants that they had received in the Offering and Over-allotment.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

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

As CFAC was a non-operating public shell company before the transaction, no step-up in basis of intangible assets or goodwill will be recorded in this transaction and the cost incurred in connection with such transaction have been charged directly to additional paid-in capital. The net book value of acquired assets and liabilities on February 22, 2010 is as follows:

Cash	$6,910,534
Accounts Payable and Accrued Liabilities	184,410
Net Assets Acquired	$6,726,124

Earn-out Shares

Pursuant to an earn-out provision in the share purchase agreement, CFAC has agreed to issue Realink Group Limited (“Realink”), one of the shareholders of Wowjoint, up to 500,000 additional shares if the following performance targets are achieved:

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

The assets, liabilities, and non-controlling interest of a consolidated VIE are accounted for as if the entities were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

•	Carrying amounts of the VIE are consolidated into the financial statements of BXFI as the primary beneficiary (referred as “Primary Beneficiary” or “PB”)

•	Inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety

•	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

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

The followings are brief description of contracts entered between BXFI and BWMC:

•	Exclusive Technical Consulting and Services Agreement - BXFI entered into an Exclusive Technical Consulting and Service Agreement with BWMC, pursuant to which, BXFI exclusively provides consulting services to BWMC in exchange for a percentage of BWMC’s revenue as determined by BXFI. This agreement enables the transfer of substantial portion of economic interests from BWMC to BXFI.
•	Equity Pledge Agreement - BXFI, BWMC and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BWMC has pledged all of its equity interests in BWMC to BXFI to guarantee the payment of service fees under the Exclusive Technical Consulting and Service Agreement.
•	Voting Rights Proxy Agreement - BXFI and shareholders of BWMC have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BWMC has granted to BXFI and its designated person the power to exercise all voting rights of such shareholder
•	Exclusive Purchase Option Agreement - BXFI and shareholders of BWMC have entered into an Exclusive Call Option Agreement, pursuant to which, each of the shareholders of BWMC has irrevocably and unconditionally granted BXFI or its designated person an exclusive call option to purchase, at any time if and when permitted by the PRC laws, all or any portion of the equity interests in BWMC at the price equal to five percent (5%) of the actual capital contribution made by each shareholder.

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

(b)	On December 8, 2010, the ownership of Beijing Wowjoint Machinery Co., Ltd (“BWMC”) was transferred to Beijing Xin Fu Industry Consulting Co., Ltd (“BXFI’). BXFI formerly had no direct equity ownership interest in Beijing Wowjoint and relied on contractual arrangements with Beijing Wowjoint and its shareholders to substantially control and operate BWMC. After the transfer was completed, the Company directly owns 100% of its operating entity BWMC.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

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

(b) Use of Estimates

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

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of Wowjoint and its subsidiaries. All significant inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

1.)	As discussed in Note 1, “Organization and Description of Business”, the financial positions and results of BWMC were consolidated in the financial statements of the Company because BWMC was determined to be a variable interest entity of the Company. On August 4, 2010, BWMC became a subsidiary of the Company. On December 8, 2010 BWMC became a subsidiary of BXFI upon approval of BXFI to acquire BWMC. Such approval was granted by State Administration for Industry & Commerce of the People’s Republic of China (SAIC).

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

2.)	The financial positions and results of BWLC were consolidated in the financial statements of the Company since its incorporation date on May 10, 2010.

(d) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. The Company’s bank balances held in Chinese financial institutions were uninsured.

(e) Restricted cash

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

(f) Accounts Receivable

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

(g) Inventories

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

(h) Plant and Equipment (Including leased equipment)

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

(i) Construction in Progress

Construction in progress consists of costs incurred for construction projects that have not yet been completed. Once these projects are completed, the costs will be transferred to the appropriate property, plant and equipment category.

(j) Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the years ended December 31, 2012 and 2011.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

(k) Foreign Currency Translation

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

	December 31, 2012	December 31, 2011
Year ended RMB:USD Exchange Rate:	6.30110	6.36470
Average Yearly RMB:USD Exchange Rate:	6.30336	6.47351

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

(l) Fair Value of Financial Instruments

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

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions

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

(m) Revenue Recognition

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

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

(n) Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses.

(o) Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses.

(p) Income Taxes

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) Law of China replaced the existing China laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT applicable to high technology corporations is 15%.

From January 1, 2010 to the present, the income tax rate applicable to the Company is 15%.

(q) Accumulated Other Comprehensive Income

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

During the year of 2012 and 2011, the transactions of Beijing Wowjoint were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars.

(r) Segment Reporting

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

(s) Risks and Uncertainties

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

(t) Contingencies

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

(u) Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year’s presentation. Such reclassifications had no effect on previously reported net income or net assets.

(v) Recent Accounting Pronouncements

The following is a list of recent accounting pronouncements summarized below:

On July 27, 2012, the FASB issued ASU 2012-02, Intangibles-Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment. The ASU provides entities with an option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. If an entity concludes that it is more than 50% likely that an indefinite-lived intangible asset is not impaired, no further analysis is required. However, if an entity concludes otherwise, it would be required to determine the fair value of the indefinite-lived intangible asset to measure the amount of actual impairment, if any, as currently required under US GAAP. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this pronouncement will not have a material impact on its financial statements.

In October, 2012, the FASB issued ASU No. 2012-04, “Technical Corrections and Improvements” (“ASU 2012-04”). The amendments cover a wide range of topics in the FASB ASC. The amendments are incorporated into two sections: a. Technical corrections and improvements, and b. Conforming amendments related to fair value measurements.

a.)	The amendments in the technical corrections and improvements section are categorized as follows:

•	Source literature amendments. These amendments are considered necessary due to differences between source literature and the FASB ASC. The amendments primarily carry forward legacy document guidance and/or subsequent amendments into the FASB ASC. Often, either writing style or phrasing in the legacy documents did not directly relate to the FASB ASC format and style so that the meaning of certain guidance might have been unintentionally altered.

•	Guidance clarification and reference corrections. These amendments include updated wording or corrected references, or a combination of both.

•	Relocated guidance. These amendments primarily move authoritative literature guidance from one location to another location that is deemed more appropriate within the FASB ASC.

b.)	On the fair value measurements issue, the guidance in ASU 2012-04 identifies when the use of the term “fair value” should be linked to the definition of fair value included in FASB ASC 820, entitled Fair Value Measurement. Most of the amendments are of a nonsubstantive nature. Many of the amendments relate to conforming wording to be consistent with the terminology in FASB ASC 820 for example, references to market value and current market value have been changed to appropriately refer to fair value so that the literature is consistent throughout.

In October 2012, the FASB issued ASU No. 2012-06, “Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution” (“ASU 2012-06”). This amendment requires that indemnification assets recognized in accordance with Subtopic 805-20, Business Combinations—Identifiable Assets and Liabilities, and Any Non-controlling Interest, as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement should be subsequently measured on the same basis as the asset subject to indemnification. For public and nonpublic entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. Management does not expect the adoption of this standard has a significant effect on the Company’s consolidated financial position or results of operations.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). The Update clarifies that ordinary trade receivables and receivables are not in the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, Update 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification® or subject to a master netting arrangement or similar agreement. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Management does not expect the adoption of this standard has a significant effect on the Company’s consolidated financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an organization to:

(a)	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

(b)	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Management does not expect the adoption of this standard has a significant effect on the Company’s consolidated financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-03, “Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities” (“ASU 2013-03”). The amendment clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. The amendments are effective upon issuance. Management does not expect the adoption of this standard has a significant effect on the Company’s consolidated financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” (“ASU 2013-04”). The update provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Management does not expect the adoption of this standard will have a significant effect on the Company’s consolidated financial position or results of operations.

In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The ASU clarifies that when a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Accounting Standards Codification 830-30 to release any related cumulative translation adjustment into net income. The ASU provides that the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments take effect prospectively for public companies for fiscal years beginning after December 15, 2013, and interim reporting periods within those years. Management does not expect the adoption of this standard will have a significant effect on the Company’s consolidated financial position or results of operations.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to our financial statements.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

3.	ACCOUNTS RECEIVABLE

A significant percentage of contract value is billed upon the delivery of the equipment to our customers. Accounts billed represent billed amounts. Unbilled amounts represent sales for which billings have not been presented to customers at year end. (See Note 15)

Accounts receivable consisted of the following:

	2012	2011
Amount billed	$8,709,121	$10,521,420
Retainage, subsequent to completion of contracts and acceptance by the owners	1,247,243	3,289,119
Accounts receivable	9,956,364	13,810,539
Less: Allowance for doubtful accounts	(1,873,805)	(1,502,862)
Accounts receivables, net	$8,082,559	$12,307,677

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

4.	ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2012 and 2011, the advances to suppliers amounted to $3,566,706 and $8,955,688, respectively.

5.	INVENTORIES

Inventories are summarized as follows:

	2012	2011
Raw Material	$3,056,637	$3,544,443
Finished Good	362,118	-
Direct production cost	319,929	434,591
	$3,738,684	$3,979,034

Inventoried cost, are costs relating to the assembly of sub-component parts available for future use on various types of machines manufactured by the Company, and for costs relating to the construction of equipment which has not been contracted by a customer, but which Company management has determined is readily saleable in the construction equipment industry. Total inventoried costs as of December 31, 2012 and 2011, were $319,929 and $434,591, respectively.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

6.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

Property, Plant and equipment and Construction in Progress consisted of the following:

	December 31, 2012	December 31, 2011
Plant	$1,346,191	$1,346,170
Furniture and Fixtures	285,562	64,327
Equipment	12,957,646	8,862,018
Automobiles	419,951	411,498
Less: Accumulated Depreciation	(2,613,100)	(1,667,572)
Plant and Equipment, Net	$12,396,250	$9,016,441

Construction in Progress	$5,300,951	$5,572,511

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

$11,837,660 and $6,150,173 is included in equipment that was produced for operating leasing that is leased to our customers for the years ended December 31, 2012 and 2011, respectively.

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expense of $945,528 and $725,365 for the years ended December 31, 2012 and 2011, respectively.

7.	INTANGIBLE ASSETS

Land Use Right

According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

Land use rights consisted of the following:

	December 31,	December 31,
	2012	2011
Land use rights	$3,310,933	$1,185,929
Less: Accumulated amortization	(169,485)	(118,593)
	$3,141,448	$1,067,336

Total amortization expenses of land use right for the years ended December 31, 2012 and 2011 amounted to $50,892 and $33,969, respectively.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

8.	LOANS

Short-term loans were as follows:

	December 31,	December 31,
Description	2012	2011
Loan payable to Industrial and Commercial Bank of China, interest at 6.56% annually, due by December 19, 2012, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$-	$1,587,074

Loan payable to China Minsheng Bank, interest at 7.93% annually, due by September 14, 2012.	-	793,594

Loan payable to China Merchants Bank, interest at 8.53% annually, due by July 21, 2012.	-	1,110,952

Loan payable to China Minsheng Bank, interest at 7.8% annually, due by August 23, 2013.	793,512	-

Loan payable to Industrial and Commercial Bank of China, interest at 5.6% annually, due by April 30, 2013 with collateral consisting of land use rights for the land in Yangtze River Road North and Ruishan Road West, New District, Zhenjiang.	1,745,727	-
	$2,539,239	$3,491,620

Long-term loans were as follows:

	December 31,	December 31,
Description	2012	2011
Loan payable to China Development Bank, interest at 6.1% annually, due by Feb 24, 2014, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$1,110,917	$1,587,100

Long-term loan due within one year	(476,107)	(476,138)

Long-term loan will be paid beyond one year	$634,810	$1,110,962

The interest expense was $311,480 and $298,600, for the years ended December 31, 2012 and 2011, respectively.

As of December 31, 2012, the Company maintained in total RMB 23 million (approximately $3.65 million) in rolling credit facilities, of this amount:

1)	China Development Bank (CDB) extended a 3-year RMB10 million ($1.59 million) working capital facility in February 2011. The current expiration date for the loan agreement is February 24, 2014, with RMB3 million which was repaid on February 24, 2012, RMB3 million which would be repaid on February 24, 2013 and the remaining RMB4 million to be repaid on February 24, 2014. Therefore the balance as of December 31, 2012 was RMB7 million ($1.11 million). RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate.

The CDB facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”), which is a professional guarantee company mainly funded by the Chinese government and provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the companies obtain bank financing at reduced interest rates.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

The material terms for the Zhongguancun guarantee of CDB facility are as follow:

•

RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as the Company repays the principal in accordance with the terms of the loan agreement;

•	A pledge of all future and current accounts receivables on a pro rata basis, with the Company being required to submit a list of all accounts receivables to Zhongguancun every quarter;

•	The term is from February 25, 2011 to February 24, 2014; and

•	The fees charged by Zhongguancun for the three-year RMB10 million loan were RMB474,542, which is the sum of the following (the CDB annual guarantee fee percentage is 10% higher than that under the ICBC facility due to the longer than one year guarantee):

a)	First year of agreement: RMB10 million x 1.9602% (annual guarantee fee) + RMB10 million x 0.3% (annual guarantee review fee);

b)	Second year of agreement: RMB7 million x 1.9602% (annual guarantee fee) + RMB7 million x 0.3% (annual guarantee review fee); and

c)	Third year of agreement: RMB4 million x 1.9602% (annual guarantee fee) + RMB4 million x 0.3% (annual guarantee review fee).

2)

China Minsheng Bank extended the Company a RMB5 million (US$0.79 million) facility in October 2011 to provide short-term liquidity and working capital, which expired on March 29, 2012. The loan was repaid in January 2012 before the due date, and was renewed for 6 months from March 2012 to September 14, 2012, which was repaid on August 23, 2012. The Company subsequently entered a new 1-year RMB5 million (US$0.79 million) facility with China Minsheng Bank with term from August 23, 2012 to August 23, 2013. RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s 1-year benchmark lending rate, i.e. 7.8%.

The China Minsheng Bank facility is supported by a personal guarantee from Yabin Liu, the company’s Chief Executive Officer.

3)

Industrial and Commercial Bank of China Limited, Zhenjiang Branch (“ICBC Zhenjiang”), extended a 6-month RMB11 million ($1.75 million) facility to one of the Company’s wholly-owned subsidiaries, Zhenjiang Wowjoint, with term from October 26, 2012 to April 30, 2013. RMB loans carried an interest rate equal to the People’s Bank of China’s 6-month benchmark lending rate.

The ICBC Zhenjiang facility was supported by a corporate guarantee from Zhenjiang Wowjoint that has the following material terms:

•	RMB11 million maximum amount;

•	A pledge of land use right of the Zhenjiang facilities with appraised value of approximately RMB16.9 million as of October 2012; and

•	The term for the guarantee is from October 26, 2012 to October 25, 2017 .

 Under the above three credit facilities, the Company:

(1) Must pay the principal and related interests when due;

(2) Without written consent, the Company cannot sell or transfer assets, or provide guarantees to third parties; and

(3) Must not conduct any activities, which may be materially detrimental to the interests of lending banks.

The Company fully drew down the above credit facilities and is in compliance with all terms and conditions of all of the above credit agreements as of December 31, 2012. Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreements. The Company is not subject to any covenants limiting their ability to incur additional indebtedness.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

9.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are the following:

	December 31,	December 31,
	2012	2011
Accounts payable	$8,185,565	$11,387,293
Accrued expenses	342,781	2,661,364
Accrued warranty cost	154,155	154,162
Total	$8,682,501	$14,202,819

The Company’s equipment are typically sold with one year warranty from the date of sales against defects in materials. Warranty cost is accrued as revenue is recognized. Cost of warranties is estimated based on the Company’s experience in recent years. Actual warranty costs when incurred are charged against accrued warranty liability. The Company did not accrue warranty expense during the year ended December 31, 2012 and 2011, as their accrued warranty of $154,155 and $154,162 were adequate to compensate for expected future warranty costs as of those respective dates.

10.	OTHER PAYABLES

Other payables comprised of the following:

	December 31,	December 31,
	2012	2011
Payable to Employees	$500,327	$107,996
Payable to Other Companies	1,491,832	372,821
Total	$1,992,159	$480,817

11.	TAXES PAYABLES

Tax payables are summarized as follows:

	December 31,	December 31,
	2012	2011
VAT tax payables	$4,241,346	$4,183,815
Income tax liability	353,575	411,638
Individual Income tax payable	6,712	-
Other tax payable	162	(4,151)
Total taxes payable	$4,601,795	$4,591,302

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

12.	INCOME TAXES

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which was effective from January 1, 2008.

The key changes in the new law are:

The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%; and

Companies established before March 16, 2008 will continue to enjoy tax holiday treatment approved by the local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company was 7.5% until December 31, 2009. For the years ending December 31, 2012 and 2011, the company’s income tax rate was 15%.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company were to have non-PRC incorporated entities that are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law, as of December 31, 2012, and the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation or guidance of this law.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. Such dividends were exempted from PRC tax under the previous income tax law and regulations. The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008. There were no dividends distributed during the years ended December 31, 2012, and 2011.

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory rate in the PRC and the effective tax rate.

	December 31, 2012	December 31, 2011
Income Tax Provisions (benefit)	38%	38%
Abatement of taxes - Technology enterprises	(15)%	(15)%
Tax Provisions (benefit)	23%	23%

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012 and 2011, the Company did not have a liability for unrecognized tax expenses.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

13.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/to related parties represents advances to /or from entities controlled by the Company’s shareholders, or the shareholders themselves. The amounts are unsecured, non-interest bearing and due on demand.

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided natural gas to the Company for production. The Company has advanced to Beijing Runtuo $76,037, as of December 31, 2011 and a liability amounting $261,863 as of December 31, 2012. The Company also has a liability amounting $53,970 and $53,972 to Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company, as of December 31, 2012 and 2011 respectively. The CEO of the Company is the CEO and a shareholder of Wowjoint Mechanical. Wowjoint Mechanical provided preliminary work in process for the Company.

The CEO of the Company also provided certain personal guaranty to ensure the Company’s payment obligations under the RMB 5 million Loan Agreement with China Minsheng Bank entered in August 2012, which is not reflected on the balance sheet.

14.	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

The current assets, “costs and estimated earnings in excess of billings” on contract in progress, represent cumulative revenues recognized in excess of the cumulative amount billed to customers. Included in cost and estimated earnings in excess of billings are unbilled receivables on contracts, or portions of contracts, that have been recorded in sales on attainment of sales or revenue criteria, though appropriately recognized, cannot be billed yet under the contracts as of the balance sheet date. Included in costs and estimated earnings in excess of billings is retainage not invoiced, which is typically 5%-10% of a construction contract. Retainage not invoiced, and prior to the completion of the customary evaluation period accorded to customer, is accounted for as costs and estimated earnings and billings. Retainage is typically invoiced to the customer one year after delivery of construction equipment. This extended payment period for the last portion of a contract is given to allow the customer to operate their equipment and notify the Company if adjustments to the equipment are required.

As of December 31, 2012 and 2011, costs and estimated earnings in excess of billings are as follows:

	December 31,	December 31,
	2012	2011
Contract costs incurred plus recognized profits less recognized losses to date	$55,607,242	$22,564,799
Less: Progress billings to date	(53,356,822)	(18,151,317)
Costs and estimated earnings in excess of billings	$2,250,420	$4,413,482

The timing of when the Company bill their customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2012 and 2011 are typically billed within one year.

15.	ORDINARY SHARES

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

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

The Company issued stock compensation of 21,500 common shares in October 2011 for services performed by a financial consultant. These shares were valued at market on the date of their approval for issuance. The company recorded $35,690 in compensation expense, included in general and administrative expenses, related to this share issuance. After issuing the shares, there are 7,971,465 ordinary shares of Wowjoint outstanding as of December 31, 2011.

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012. Prior to the stock dividend, there were 7,971,465 ordinary shares issued and outstanding as of December 31, 2011. After the 6% stock dividend and stock issued for services, there were 8,459,272 ordinary shares issued and outstanding as of December 31, 2012.

The movement of ordinary shares during the year ended in December 31, 2012 and 2011 is summarized below:

Issued and outstanding shares of CFAC prior to acquisition	5,320,312
Shares redeemed	(1,374,089)
Shares under forward contact	(1,696,258)
2,249,965
Shares issued to Beijing Wowjoint’s shareholders	5,700,000
Shares issued for services	21,500
Outstanding shares as at December 31, 2011	7,971,465
Stock issued for services	9,500
Shares issued for dividends paid	478,307
Outstanding shares as of December 31,2012	8,459,272

16.	STATUTORY SURPLUS RESERVE

In accordance with the laws and regulations of PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses incurred in previous years, and make allocations to its statutory surplus reserves. The Company’s PRC subsidiaries are required to transfer 10% of their after-tax profits to a statutory surplus reserve until the reserve balance reaches 50% of its registered capital, which must be completed prior to dividend distribution. Statutory surplus reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory surplus reserves should not result in its balance falling below 25% of registered capital, unless the reserves are used to reduce incurred losses. At December 31, 2012 and 2011 the balance of statutory surplus reserves was $3,024,562.

17.	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows

	December 31, 2012	December 31, 2011
Net Income (Loss)	$(3,857,876)	$1,187,981
Weight average number of shares outstanding, basic and diluted	8,337,320	7,957,151
Earnings per share, basic and diluted	$(0.46)	$0.15

For accounting period prior to the date of reverse acquisition, the number of shares included in the earnings per share calculation has been retroactively restated to reflect the number of shares to which Beijing Wowjoint shareholders are entitled in the share purchase agreement.

As disclosed in Note 1, an earn-out provision in the share purchase agreement provides for up to an additional 500,000 ordinary shares being issued, the issuance of which is contingent upon certain performance criteria. As such contingency has not been met as of December 31, 2012, the above basic and diluted earnings per share have not included these issuable ordinary shares. In addition, diluted earnings per share exclude 1,786,056 ordinary shares, issuable upon the exercise of warrants, since the exercise price of these warrants were in excess of the average market price of the Company’s ordinary shares.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

18.	CONCENTRATIONS

Major vendors

There was one vendor from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2012, that accounting for about 11%, of its raw material purchases.

There were two vendors from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2011, with each vendor accounting for about 14% and 11%, respectively, of its raw material purchases.

Major customers

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2012, with each customer accounting for about 24%, 21% and 14%, respectively, of total sales over this period.

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2011, with each customer accounting for about 31%, 26% and 15%, respectively, of total sales over this period.

Sales by Geographic Region

For the year ended December 31, 2012, 74% of sales were to customers located in China. For the year ended December 31, 2011, 74% of sales were to customers located in China.

19.	CONTINGENCIES

(1)

On December 23, 2011, the Company received two subpoenas from the Securities and Exchange Commission. The subpoenas require the Company to provide certain documents to the SEC and a representative of Wowjoint to testify before the SEC. As stated in the SEC correspondence accompanying the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. A representative of Wowjoint, together with Wowjoint’s attorney at Ellenoff Grossman & Schole LLP, subsequently testified before the SEC from June 27-29, 2012. In connection with the subpoenas, the Company has provided additional company information to the SEC. The investigation is a non-public fact finding inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed. Wowjoint is committed to cooperating with the SEC. The investigation may require considerable legal expense and management’s time and attention. Moreover, if the SEC were to initiate an enforcement proceeding against the Company or its officers or both, an enforcement proceeding could subject the Company or its management to injunctions, fines, and other penalties or sanctions or result in private civil actions, loss of key personnel, or other adverse consequences.

(2)

Eden, one of the Company’s customers, claimed that the Company supplied poor quality products to four projects in Korea in 2011, in which Eden did the design work and sub-contracted manufacturing to the Company. The Company previously issued four performance bonds to Eden amounting to a total of Euro 552,000 via ICBC Beijing (1 bond for each project in the amount of Euro 138,000). In December 2012 Eden made the claims under these four performance bonds and ICBC Beijing paid accordingly. The Company strongly disagreed with Eden on the claims and is currently appealing and seeking to recover Euro 552,000 through arbitration in Italy.

Wowjoint Holdings Limited

Notes to Financial Statements

As of and for the years ended December 31, 2012 and 2011

In addition, in January 2013 Eden made the same claims under quality bonds in the total amount of Euro 500,000 which the Company had issued via ICBC Beijing in connection with the aforementioned four projects in Korea. The Company strongly disagreed with Eden on the claims. Therefore, the Company engaged local Chinese lawyers and applied to court in Beijing to stop ICBC from paying to Eden. The Beijing court had issued a stop payment order to ICBC Beijing. The Company is now in a lawsuit with Eden, which may take up to one year for the court to issue a final ruling. The Company was required to put up a cash deposit in RMB equivalent of Euro 500,000 with the Beijing court. However the cash deposit will be replaced around May 2013 by a collateral backed by an apartment, which is owned by one of the Company’s senior employees, As a result, the cash deposit will be released back to the Company no later than the end of June 2013. Since such kind of lawsuit is not common in PRC, the Company’s attorney cannot give any assurance on the outcome.

(3)

The Company has previously paid RMB 900,000 annually to rent the approximately 160,000 square feet production and office facility in Beijing for 3 years. Since the Company had built a new manufacturing facility in Zhenjiang, the Company decided discontinue the Beijing lease at the end of its term in January 2013. The landlord of the said property had filed a lawsuit against the Company. The Landlord claimed that the Company has damaged the floors and walls during the rental period and sought pecuniary compensation of RMB 2 million. At present, the case is still pending in Beijing court and the court will likely issue a ruling by the end of 2013.

20.	WARRANTS

On March 22, 2012, the Company commenced a tender offer (the “Offer”) to all holders of the Company’s outstanding warrants to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer shall expire at 5:00 p.m., New York City time, on July 17, 2012, unless further extended by the Company.

On April 17, 2012, the Company’s board of directors approved an extension of the warrant’s expiration date to May 15, 2013 (from May 15, 2012, the expiration date provided by the original terms of the Warrants). Except for the extension of the expiration date, the terms of the warrants remain unchanged.

On November 26, 2012, the Company terminated the previously announced exchange offer for outstanding warrants. No warrants were exchanged for ordinary shares pursuant to the exchange offer, and all warrants tendered to us had been returned.  As of November 26, 2012 and December 31, 2012, total number of outstanding warrants was 7,212,452.

21.	SUBSEQUENT EVENTS

The following material events have occurred subsequent to December 31, 2012:

1) Industrial and Commercial Bank of China Limited, Zhenjiang Branch (“ICBC Zhenjiang”), extended a 6-month RMB11 million ($1.75 million) facility to one of the Company wholly-owned subsidiaries, Zhenjiang Wowjoint, with term from October 26, 2012 to April 30, 2013. RMB loans carried an interest rate equal to the People’s Bank of China’s 6-month benchmark lending rate. The Company repaid this loan in full plus interest upon expiration on April 30, 2013.

2) Bank of Beijing extended the Company a one-year RMB10 million (US$1.59 million) facility in April 2013 to provide short-term liquidity and working capital, which will expire on April 25, 2014. RMB loans carry an interest rate equals to 1.15 times the People’s Bank of China’s 1-year benchmark lending rate.

The Bank of Beijing facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”). The Company is currently negotiating legal documents with Zhongguancun, however the lender allows the Company to draw down the full RMB10 million loan on April 25, 2013 before the execution of final guarantee documents. The Company expects the guarantee documents to be signed by end of June 2013.

3) China Development Bank (CDB) extended a 3-year RMB10 million ($1.59 million) working capital facility to the Company in February 2011. The current expiration date for the loan agreement is February 24, 2014, of which RMB3 million has been repaid on February 24, 2012, another RMB3 million has been repaid on February 24, 2013, and the remaining RMB4 million is to be repaid on February 24, 2014. Therefore the balance as of June 10, 2013 is RMB4 million ($0.63 million). RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate.

4) 7,264,756 non-exercised warrants were expired on May 15, 2013.

