Form 20-F/A
period 2012-12-31
Wowjoint Holdings Ltd
filed 2013-11-15
CIK 1429360

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

Explanatory Notes

This Amendment No. 1 (the “Form 20-F/A”) to the Annual Report on Form 20-F for year ended December 31, 2012 (the “Form 20-F”) is being filed by Wowjoint Holdings Limited (the “Company”), to amend its Form 20-F, filed with the Securities and Exchange Commission on June 7, 2013, to provide audited financial statements for the years ended December 31, 2012, 2011 and 2010.

This Form 20-F/A does not reflect events occurring after the filing of the Form 20-F or modify or update any related disclosures and any information not affected by the amendments contained in this Form 20-F/A is unchanged and reflects the disclosure made at the time of the filing of the Form 20-F with the SEC.

New certifications of our principal executive and financial officer are included as exhibits to this Form 20-F/A.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101.INS	XBRL Instance Document***

101.SCH	XBRL Taxonomy Extension Schema Document***

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document***

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

*         Filed herein.

**      These Certifications are furnished but not filed.

***    To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: November 15, 2013		Chief Executive Officer

Wowjoint Holdings Limited

Audited Consolidated Financial Statements

As of and for the years ended December 31, 2012, 2011 and 2010

Wowjoint Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. as of December 31, 2012 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Wowjoint Holdings, Ltd as of and for the year ended December 31, 2011 and 2010, were audited by other registered independent public accounting firm whose report dated April 20, 2012, expressed an unqualified opinion on those statements.

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

San Mateo, California June 6, 2013	WWC, P.C. Certified Public Accountants

Wowjoint Holdings Limited
Consolidated Balance Sheets
As of December 31, 2012, 2011 and 2010

		As of	As of	As of
		December 31,	December 31,	December 31,
ASSETS	Note	2012	2011	2010
Current Assets:
Cash and Cash Equivalents		$1,714,019	$4,626,799	$2,167,718
Restricted Cash		973,354	577,872	921,874
Accounts Receivable, net	3	8,082,559	12,307,677	17,904,174
Other receivable, net		132,858	1,655,766	723,368
Note receivable, net		47,611	-
Advance to Suppliers	4	3,566,706	8,955,688	3,523,727
Inventories	5	3,738,684	3,979,034	5,224,257
Cost and Estimated Earnings in Excess of Billings	14	2,250,420	4,413,482	2,690,199
Prepaid Expenses - Short Term		278	-
Due from the Related Parties	13	-	76,037	82,191
Total current asset		20,506,489	36,592,355	33,237,508

Non-Current Assets:
Property, Plant & Equipment, net	6	12,396,250	9,016,441	3,208,396
Construction in Progress	6	5,300,951	5,572,511
Intangible Assets, net	7	3,141,448	1,067,336	1,043,694
Other Long Term Asset – Deposit		1,622		101,438
Total Assets		$41,346,760	$52,248,643	$37,591,036

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Short Term Loans	8	$2,539,239	$3,491,620	$1,510,000
Accounts Payable and Accrued Expenses	9	8,682,502	14,202,819	7,502,717
Advances from Customers		3,414,157	5,313,646	1,173,015
Taxes Payable	11	4,601,795	4,591,302	5,050,588
Other Payables	10	1,992,159	480,817	323,017
Due to Related Parties	13	315,833	53,972
Bank Loan - Short Term	8	476,107	476,138
Unearned Lease Income				748,333
Billing in excess of costs and estimated earnings				896,649
Total Current Liabilities		22,021,792	28,610,314	17,204,319

Long Term Liabilities
Bank Loan - Long Term	8	634,810	1,110,962
Total Liabilities		$22,656,602	$29,721,276	17,204,319
STOCKHOLDERS' EQUITY
Ordinary Shares ($0.001 par value per share, 49,000,000 authorized shares, 8,459,272 and 7,971,465 issued and outstanding) as of December 31, 2012 and 2011	15	$8,460	$7,972	$7,950
Additional Paid in Capital		4,755,290	4,755,290	10,300,247
Warrants	20	5,580,625	5,580,625
Statutory Surplus Reserve	16	3,024,562	3,024,562	3,024,562
Retained Earnings		3,290,571	7,148,925	5,960,944
Accumulated Other Comprehensive Income		2,030,650	2,009,993	1,093,014
Total Stockholders' Equity		18,690,158	22,527,367	20,386,717

Total Liabilities & Stockholders' Equity		$41,346,760	$52,248,643	$37,591,036

See Notes to Financial Statements

Wowjoint Holdings Limited
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010

		For the years ended
Revenues		December 31,	December 31,	December 31,
	Note	2012	2011	2010
Sales		$10,098,202	$24,398,421	$24,062,174
Cost of Sales		7,159,814	17,635,911	18,085,271
Gross Profit		2,938,388	6,762,510	5,976,903

Operating Expenses
Selling Expenses		2,179,902	1,159,941	1,162,807
General & Administrative Expenses		5,066,556	3,544,343	4,177,048
Total Operating Expenses		7,246,458	4,704,284	5,339,855

Operating Income (Loss)		(4,308,070)	2,058,226	637,048

Other Income (Expenses)
Other Income		1,006,298	69,432
Other Expenses		(25,268)	(264,441	(182.219)
Bank expenses		-	(45,224)	66,502
Interest Income		2,868	14,137
Interest Expense		(311,480)	(298,600)	59,923
Government Income		4,100	-
Total Other Income (Loss) & Expense		676,518	(524,696)	(55,794)

Earnings before Tax		(3,631,552)	1,533,530	692,842

Income Tax/Deferred Tax Benefit		226,324	345,550	306,776

Net Income		$(3,857,876)	$1,187,980	$386,066

Other Comprehensive Income
Foreign currency translation gain		20,657	916,979	38,205
Comprehensive Income		$(3,837,219)	$2,104,959	$424,271

Basic & Diluted Earnings (Loss) Per Share	17	$(0.46)	$0.15	$0.12

Weighted Average Shares Outstanding	17	8,337,320	7,971,465	7,575,330

See Notes to Financial Statements

Wowjoint Holdings Limited
Consolidated Statements of Stockholders’ Equity
As of and for the years ended December 31, 2012, 2011 and 2010

							Accumulated
	No.				Statutory		Other
	Of	Registered	Capital		Surplus	Retained	Comprehensive
	Shares	Capital	Surplus	Warrants	Reserve	Earnings	Income	Total

Balance at January 1, 2010	5,700,000	5,700	3,571,963		2,674,537	5,536,674	854,152	12,643,026
Recapitalization on reverse acquisition	2,249,965	2,250	6,728,284					6,730,534
Allocation to Warrants			(5,580,625)	5,580,625
Allocation to reserve					350,025			350,025
Net Income						424,271		424,271
Unrealized foreign currency translation
adjustment							238,862	238,861
Balance at December 31, 2010	7,949,965	7,950	4,719,622	5,580,625	3,024,562	5,960,945	1,093,014	20,386,717

Balance at January 1, 2011	7,949,965	7,950	4,719,622	5,580,625	3,024,562	5,960,944	1,093,014	20,386,717
Net income	-	-	-	-	-	1,187,981	-	1,187,981
Issuance of share based compensation	21,500	22	35,669	-	-	-	-	35,690
Foreign currency translation adjustment	-	-	-	-	-	-	916,979	916,979
Balance at December 31, 2011	7,971,465	7,972	4,755,291	5,580,625	3,024,562	7,148,925	2,009,993	22,527,367

Balance at January 1, 2012	7,971,465	7,972	4,755,291	5,580,625	3,024,562	7,148,925	2,009,993	22,527,367
Net income	-	-	-	-	-	(3,857,876)	-	(3,857,876)
Issuance of share based compensation	9,500	10	-	-	-	-	-	10
Stock dividend	478,307	478	-	-	-	(478)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	20,657	20,657
Balance at December 31, 2012	8,459,272	8,460	4,755,291	5,580,625	3,024,562	3,290,571	2,030,650	18,690,158

See Notes to Financial Statements

Wowjoint Holdings Limited
Consolidated Statements of Cash Flow
For the years ended December 31, 2012, 2011 and 2010

Cash flow from operating activities	For the years ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Net Income (Loss)	$(3,857,876)	$1,187,981	$424,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	996,420	725,365	331,198
Issuance of share based compensation	10	-
Loss/(Gain) on disposal of property, plant and equipment	(11,416)	-
Bad debt expenses	370,881	110,135	82,932
Issuance of common shares for services	-	35,690
Decrease / (Increase) in Accounts Receivable	3,854,236	5,486,362	(4,537,685)
Decrease / (Increase) in Other Receivable	1,522,908	(932,398)	(680,699)
Decrease / (Increase) in Note Receivable	(47,611)	-
Decrease / (Increase) in Advance to Suppliers	5,388,982	(5,431,961)	(2,733,568)
Decrease / (Increase) in Inventories	240,350	1,245,223	(1,588,929)
Decrease / (Increase) in Cost and Estimated Earnings in Excess of Billings	2,163,061	(1,723,283)	(368,950)
Decrease / (Increase) in Prepaid Expenses - Short Term	(275)	-	(96,154)
Increase / (Decrease) in Accounts Payable and Accrued Expenses	(5,520,317)	6,700,102	3,065,632
Increase / (Decrease) in Advances from Customer	(1,899,489)	4,140,631	693,352
Increase / (Decrease) in Unearned Lease Income	-	(748,333)	748,333
Increase / (Decrease) in Taxes Payable	10,493	(459,286)	(176,534)
Increase / (Decrease) in Other Payable	1,511,342	157,800	65,520
Increase / (Decrease) in Billings in Excess of Costs and Estimated Earnings	-	(896,649)	873,434
Increase/ (Decrease) in Deposit	(1,622)	-

Net cash provided by / (used in) operating activities	4,720,077	9,597,379	3,897,847

Cash flows from investing activities
Purchases of property, plant and equipment	(4,313,921)	(8,044,665)	(1,778,721)
(Increase) / Decrease in construction in progress	271,560	(4,061,256)
Purchases of intangible asset – land	(2,125,004)	-
Prepaid expense - long term loan	-	101,438
Net cash provided by / (used in) investing activities	(6,167,365)	(12,004,483)	(1,778,721)

Cash flows from financing activities
Net Cash provided by acquisition			6,910,534
Repayment of Short term loans	(952,412)	(1,510,000)	(732,250)
Due from the related party	76,037	6,154	(20,273)
Due to related parties	261,861	53,972
Restricted cash	(395,482)	344,002	(733,781)
Proceed of short term debt	-	3,491,620	1,510,000
Proceed of long term debt	(476,152)	1,587,100

Net cash provided by / (used in) financing activities	(1,486,148)	3,972,848	6,934,230

Net Increase/(Decrease) in Cash & Cash Equivalents for the year	(2,933,436)	1,565,745	1,257,662

Effect of currency translation	20,656	893,336	234,771

Cash & cash equivalents at beginning of year	4,626,799	2,167,718	675,286

Cash & cash equivalents at end of year	$1,714,019	$4,626,799	$2,167,719

Interest received	$2,868	$-	$
Interest paid	$311,480	$219,621	$68,571
Tax paid	$706,898	$427,370	$25,752

See Notes to Financial Statements

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

3.            ACCOUNTS RECEIVABLE

A significant percentage of contract value is billed upon the delivery of the equipment to our customers. Accounts billed represent billed amounts. Unbilled amounts represent sales for which billings have not been presented to customers at year end. (See Note 15)

Accounts receivable consisted of the following:

	2012	2011	2010
Amount billed	$8,709,121	$10,521,420	17,226,713
Retainage, subsequent to completion of contracts and acceptance by the owners	1,247,243	3,289,119	2,070,188
Accounts receivable	9,956,364	13,810,539	19,296,901
Less: Allowance for doubtful accounts	(1,873,805)	(1,502,862)	(1,392,727)
Accounts receivables, net	$8,082,559	$12,307,677	17,904,174

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

4.             ADVANCES TO SUPPLIERS

The Company advances to certain vendors for the purchase of materials. As of December 31, 2012, 2011 and 2010, the advances to suppliers amounted to $3,566,706, $8,955,688 and 3,523,727, respectively.

5.             INVENTORIES

Inventories are summarized as follows:

	2012	2011	2010
Raw Material	$3,056,637	$3,544,443	5,224,257
Finished Good	362,118	-
Direct production cost	319,929	434,591
	$3,738,684	$3,979,034	5,224,257

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

6.            PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

Property, Plant and equipment and Construction in Progress consisted of the following:

	December 31, 2012	December 31, 2011	December 31, 2010
Plant	$1,346,191	$1,346,170	$1,280,820
Furniture and Fixtures	285,562	64,327	61,201
Equipment	12,957,646	8,862,018	905,830
Automobiles	419,951	411,498	391,497
Less: Accumulated Depreciation	(2,613,100)	(1,667,572)	(942,207)
Plant and Equipment, Net	$12,396,250	$9,016,441	$1,697,141

Construction in Progress	$5,300,951	$5,572,511	$1,511,255

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

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expense of $945,528, $725,365 and $301,290  for the years ended December 31, 2012, 2011 and 2010, respectively.

7.             INTANGIBLE ASSETS

Land Use Right

According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

Land use rights consisted of the following:

	December 31,	December 31,	December 31,
	2012	2011	2010
Land use rights	$3,310,933	$1,185,929	$1,128,318
Less: Accumulated amortization	(169,485)	(118,593)	(84,624)
	$3,141,448	$1,067,336	$1,043,694

Total amortization expenses of land use right for the years ended December 31, 2012, 2011 and 2010 amounted to $50,892, $33,969 and $29,908, respectively.

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

8.             LOANS

Short-term loans were as follows:

	December 31,	December 31,	December 31,
Description	2012	2011	2010
Loan payable to Xi Zhimen Branch of ICBC, interest at 5.84% annually, due day by June 30, 2011 with collateral consisting of buildings and land use rights. Loan payable to Industrial and Commercial Bank of China, interest at 6.56% annually, due by December 19, 2012, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$-	$1,587,074	$1,510,000

Loan payable to China Minsheng Bank, interest at 7.93% annually, due by September 14, 2012.	-	793,594

Loan payable to China Merchants Bank, interest at 8.53% annually, due by July 21, 2012.	-	1,110,952

Loan payable to China Minsheng Bank, interest at 7.8% annually, due by August 23, 2013.	793,512	-

Loan payable to Industrial and Commercial Bank of China, interest at 5.6% annually, due by April 30, 2013 with collateral consisting of land use rights for the land in Yangtze River Road North and Ruishan Road West, New District, Zhenjiang.	1,745,727	-
	$2,539,239	$3,491,620	$1,510,000

Long-term loans were as follows:

	December 31,	December 31,
Description	2012	2011
Loan payable to China Development Bank, interest at 6.1% annually, due by Feb 24, 2014, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$1,110,917	$1,587,100

Long-term loan due within one year	(476,107)	(476,138)

Long-term loan will be paid beyond one year	$634,810	$1,110,962

The interest expense was $311,480 and $298,600, $59,923 for the years ended December 31, 2012, 2011 and 2010, respectively. There was no Long Term Loan outstanding at December 31, 2010.

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

The material terms for the Zhongguancun guarantee of CDB facility are as follow:

•
RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as the Company repay the principal in accordance with the terms of the loan agreement;

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

The ICBC Zhenjiang facility was supported by a corporate guarantee from Zhenjiang Wowjoint that has the following material terms:

•	RMB11 million maximum amount;

•	A pledge of land use right of the Zhenjiang facilities with appraised value of approximately RMB16.9 million as of October 2012; and

•	The term for the guarantee is from October 26, 2012 to October 25, 2017.

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

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

9.            ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are the following:

	December 31,	December 31,	December 31,
	2012	2011	2010
Accounts payable	$8,185,565	$11,387,293	$7,099,240
Accrued expenses	342,781	2,661,364	256,804
Accrued warranty cost	154,155	154,162	146,673
Total	$8,682,501	$14,202,819	$7,502,717

The Company’s equipment are typically sold with one year warranty from the date of sales against defects in materials. Warranty cost is accrued as revenue is recognized. Cost of warranties is estimated based on the Company’s experience in recent years. Actual warranty costs when incurred are charged against accrued warranty liability. The Company did not accrue warranty expense during the year ended December 31, 2012, 2011, and 2010 as their accrued warranty of $154,155, $154,162 and $146,673 were adequate to compensate for expected future warranty costs as of those respective dates.

10.          OTHER PAYABLES

Other payables comprised of the following:

	December 31,	December 31,	December 31,
	2012	2011	2010
Payable to Employees	$500,327	$107,996	$62,601
Payable to Other Companies	1,491,832	372,821	260,416
Total	$1,992,159	$480,817	$323,017

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

11.          TAXES PAYABLES

Tax payables are summarized as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
Business Tax Payable	$	$	$22,873
VAT tax payables	4,241,346	4,183,815	4,431,547
Income tax liability	353,575	411,638	567,389
Individual Income tax payable	6,712	-	23,946
Other tax payable	162	(4,151)	4,833
Total taxes payable	$4,601,795	$4,591,302	$5,050,588

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

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company was 7.5% until December 31, 2009. For the years ending December 31, 2012, 2011 and 2010, the company’s income tax rate was 15%.

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

The table below summarizes the reconciliation of the Company’s income tax provision (benefit) computed at the statutory rate in the PRC and the effective tax rate.

	December 31, 2012	December 31, 2011	December 31, 2010
Income Tax Provisions (benefit)	38%	38%	71%
Abatement of taxes - Technology enterprises	(15)%	(15)%	(29)%
Tax Provisions (benefit)	23%	23%	43%

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012, 2011 and 2010, the Company did not have a liability for unrecognized tax expenses.

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

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided natural gas to the Company for production. The Company has advanced to Beijing Runtuo $82,191 as of December 31, 2010, $76,037, as of December 31, 2011 and a liability amounting $261,863 as of December 31, 2012.  The Company also has a liability amounting $53,970 and $53,972 to Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company, as of December 31, 2012 and 2011 respectively. The CEO of the Company is the CEO and a shareholder of Wowjoint Mechanical. Wowjoint Mechanical provided preliminary work in process for the Company. The Company made natural gas purchases from Beijing Runtuo totaling US $131,929 for the year ended December 31, 2011 and US $77,065 for the year ended December 31, 2010.

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

As of December 31, 2012, 2011 and 2010, costs and estimated earnings in excess of billings are as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
Contract costs incurred plus recognized profits less recognized losses to date	$55,607,242	$22,564,799	$24,821,035
Less: Progress billings to date	(53,356,822)	(18,151,317)	(22,130,836)
Costs and estimated earnings in excess of billings	$2,250,420	$4,413,482	$2,690,199

The timing of when the Company bill their customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2012, 2011 and 2010 are typically billed within one year.

15.          BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS

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

As of December 31, 2012, 2011 and 2010, billings in excess of cost and estimated earnings are as follows.

	December 31,	December 31,	December 31,
	2012	2011	2010
Progress billings to date	$-	$-	$1,723,818
Less: Contract costs incurred plus recognized profits less recognized losses to date	-	-	(827,169)
Billings in excess of costs and estimated earnings	$-	$-	$896,648

16.          ORDINARY SHARES

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

The movement of ordinary shares during the year ended in December 31, 2012 and 2011 is summarized below:

Issued and outstanding shares of CFAC prior to acquisition	5,320,312
Shares redeemed	(1,374,089)
Shares under forward contact	(1,696,258)
2,249,965
Shares issued to Beijing Wowjoint’s shareholders	5,700,000
Outstanding shares as of December 31, 2010	7,949,963
Shares issued for services	21,500
Outstanding shares as of December 31, 2011	7,971,465
Stock issued for services	9,500
Shares issued for dividends paid	478,307
Outstanding shares as of December 31,2012	8,459,272

17.          STATUTORY SURPLUS RESERVE

In accordance with the laws and regulations of PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses incurred in previous years, and make allocations to its statutory surplus reserves. The Company’s PRC subsidiaries are required to transfer 10% of their after-tax profits to a statutory surplus reserve until the reserve balance reaches 50% of its registered capital, which must be completed prior to dividend distribution. Statutory surplus reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory surplus reserves should not result in its balance falling below 25% of registered capital, unless the reserves are used to reduce incurred losses. At December 31, 2012, 2011 and 2010 the balance of statutory surplus reserves was $3,024,562.

18.          EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows

	December 31, 2012	December 31, 2011	December 31, 2010
Net Income (Loss)	$(3,857,876)	$1,187,981	$412,081
Weight average number of shares outstanding, basic and diluted	8,337,320	7,957,151	7,575,330
Earnings per share, basic and diluted	$(0.46)	$0.15	$0.06

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

19.          CONCENTRATIONS

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

There were three customers accounting for over 10% of the total sales for the year ended December 31, 2010, with each customer accounting for about 37%, 20% and 19% respectively, of total sales over this period.

Sales by Geographic Region

For the year ended December 31, 2012, 74% of sales were to customers located in China.  For the year ended December 31, 2011, 74% of sales were to customers located in China.

20.          CONTINGENCIES

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

Wowjoint Holdings Limited
Notes to Financial Statements
As of and for the years ended December 31, 2012, 2011 and 2010

21.          WARRANTS

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

On November 26, 2012, the Company terminated the previously announced exchange offer for 7,700,642 outstanding warrants. No warrants were exchanged for ordinary shares pursuant to the exchange offer, and all warrants tendered to the Company had been returned.

22.          SUBSEQUENT EVENTS

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