Form 20-F/A
period 2012-12-31
Wowjoint Holdings Ltd
filed 2013-11-19
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

 The purpose of this Amendment No. 2 (the “Form 20-F/A”) to the Annual Report on Form 20-F for year ended December 31, 2012, as amended, (the “Form 20-F”) is solely to furnish Exhibit 101 to the Form 10-Q in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the consolidated financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

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

PART III

ITEM 17.   FINANCIAL STATEMENTS

See Item 18.

ITEM 18.   FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19.   EXHIBITS

Exhibit No.	Description

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

101.INS	XBRL Instance Document***

101.SCH	XBRL Taxonomy Extension Schema Document***

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document***

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

*         Filed herein.

**      These Certifications are furnished but not filed.

***    To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this report on its behalf.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: November 19, 2013		Chief Executive Officer