Form 20-F/A
period 2013-11-30
Wowjoint Holdings Ltd
filed 2014-01-24
CIK 1429360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 3

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

This Amendment No. 3 (the “Form 20-F/A”) to the Annual Report on Form 20-F for year ended December 31, 2012 (the “Form 20-F”) is being filed by Wowjoint Holdings Limited (the “Company”), to amend its Form 20-F, initially filed with the Securities and Exchange Commission on June 7, 2013, to label the previously filed financial statements for the years ended December 31, 2011 and 2010 as unaudited financial statements.

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

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: January 24, 2014		Chief Executive Officer

Wowjoint Holdings Limited

Audited Consolidated Financial Statements

As of and for the year ended December 31, 2012,

and

Unaudited Consolidated Financial Statements
for the years ended December 31, 2011 and 2010

Wowjoint Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. as of December 31, 2012 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Wowjoint Holdings, Ltd as of and for the year ended December 31, 2011 and 2010, were unaudited.

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

Wowjoint Holdings Limited
Audited Consolidated Balance Sheet
As of December 31, 2012, and
Unaudited Balance Sheets as of December 31, 2011 and 2010.

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

See Notes to Financial Statements

Wowjoint Holdings Limited
 Audited Consolidated Statements of Operations and Comprehensive Income
For the year ended December 31, 2012, and
Unaudited Consolidated Statements of Operations and Comprehensive Income for the years ended
December 31, 2011 and 2010

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

See Notes to Financial Statements

Wowjoint Holdings Limited
Audited Consolidated Statements of Stockholders’ Equity
As of and for the year ended December 31, 2012, and
Unaudited Consolidated Statements of Stockholders’ Equity as of and the years ended 2011 and 2010

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

See Notes to Financial Statements

Wowjoint Holdings Limited
Audited Consolidated Statements of Cash Flow
For the year ended December 31, 2012, and
Unaudited Consolidated Statements of Cash Flow for the years December 31, 2011 and 2010

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

See Notes to Financial Statements

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010
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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the year ended December 31, 2012, and
Unaudited Financial Statements for the years ended December 31, 2011 and 2010

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