Form 20-F
period 2013-12-31
Wowjoint Holdings Ltd
filed 2014-06-18
CIK 1429360

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

For the fiscal year ended: December 31, 2013

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:  ordinary shares, par value $0.001 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 8,428,968 ordinary shares.

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No  ☐

WOWJOINT HOLDINGS LIMITED

i

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

ii

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

•
changes in demand for customized heavy duty special construction machinery and equipment used in constructions of bridges, roads and railways as well as in areas of heavy capacity lifting and transporting of concrete beams,boats and shipping containers;

•	the impact of inflation generally, as well as the rising costs of materials, such as steel;

•	loss of key customers;

•	changes in our operating expenses, partially attributable to fluctuating prices of raw materials such as steel;

•	changes in RMB exchange rate against major currencies that may negatively impact on the purchase of import materials or the export of finished products;

•	legislation or regulatory environments, requirements or changes adversely affecting the construction machinery and equipment businesses in which we are engaged;

•	statements about industry trends in construction machinery and equipment, including infrastructure development and economic growth factors affecting supply and demand;

•	economic conditions in China and other countries generally and in particular in the construction machinery and equipment markets in which we operate; and

•	geo-political events and regulatory changes.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following summary statement of cash flow data is derived from our audited consolidated financial statements as of and for the years ended December 31, 2013, December 31, 2012 (restated), December 31, 2011 (restated), December 31, 2010 and December 31, 2009. The consolidated financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

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

Summary of statement of operation data:
 (US$ in thousands except per share and operating data)

	Year ended December 31,
	2013	2012	2011	2010	2009
Revenue	15,248	9,985	23,584	24,062	44,622
Gross Profit	4,204	2,659	5,859	5,977	13,323
Operating Income	(1,210)	(4,586)	659	637	10,897
Net income	(1,332)	(4,123)	(2)	424	9,784
Basic earnings (loss) Per share (1)	(0.16)	(0.49)	-	0.06	n/a
Diluted earnings (loss) per share (1)	(0.16)	(0.49)	-	0.06	n/a

(1)	Earnings per share information is not presented for the fiscal year ended December 31, 2009, as its inclusion would not be meaningful as Wowjoint was a privately held company during that period.

Summary of statement of cash flow data:
(US$ in thousands)

	Year ended December 31,
	2013	2012	2011	2010	2009
Net cash provided by/ (used in) operating activities	3,807	3,259	6,988	(3,898)	763
Net cash provided by/ (used in) investing activities	(7,183)	(4,946)	(9,180)	5,132	(347)
Net cash provided by/ (used in) financing activities	2,698	(1,450)	3,972	24	(5)

Summary of balance sheet data:
(US$ in thousands)

	As of December 31,
	2013	2012	2011	2010	2009
Cash and cash equivalents	1,566	1,714	4,589	2,168	1,895
Working capital	(3,975)	1,308	9,454	16,033	14,978
Total assets	48,837	38,305	48,652	37,591	29,920
Total shareholders’ equity	16,403	17,201	21,062	20,387	17,943

(1)	Working capital is calculated as current assets minus current liabilities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this Annual Report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Spot Exchange Rate Average * (RMB per US$1.00)
2009	6.8307
2010	6.7696
2011	6.4630
2012	6.3088
2013 - Year	6.1478
- 1(st) half	6.1879
- July	6.1343
- August	6.1213
- September	6.1198
- October	6.1032
- November	6.0929
- December	6.0738
2014
- January	6.0509
- February	6.0816
- March	6.1729
- April	6.2246
- May	6.2380

Source: Federal Reserve Statistical Release

* Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

B.  Capitalization and Indebtedness

Not applicable

C.  Reasons for the Offer and Use of Proceeds

Not applicable

D.  Risk Factors

Risks Associated with Our Business and Industry

We cannot assure you that we will be able to refinance any indebtedness incurred under our rolling credit facilities or obtain additional debt financing.

We rely on lines of credit provide by several banks in China. As of December 31, 2013, approximately US$2.4 million (RMB15 million) was outstanding under our revolving lines of credit. As the lines are uncommitted working lines of credit, we cannot assure you that we will be able to continue rolling over these lines of credit or to do so at an interest rate or on terms that are acceptable to us or at all. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including our actual or perceived credit quality, as well as by adverse market conditions resulting from, among other things, general economic conditions in China. In addition, future disruptions in the financial markets, such as have been recently experienced, could affect our ability to extend our existing loans or to obtain new or additional debt financing or on favorable terms (or at all), which may have other adverse effects on us. The incurrence of debt under our credit facilities could adversely affect our business by increasing our vulnerability to general adverse economic and industry conditions and requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

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

We currently generate, and expect to continue to generate, a portion of our revenues from fixed-price contracts.  For the years ended December 31, 2013, 2012 and 2011, approximately 24%, 38% and 86% of our revenues were derived from fixed-price contracts. The terms of these contracts require us to complete the delivery of equipment and machinery for a fixed price and therefore expose us to cost overruns. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a contract. As a result, we will only realize profits on these contracts if we successfully estimate our costs and avoid cost overruns. Other variations and risks inherent in the performance of fixed price contracts, such as delays caused by technical issues, any inability to obtain the requisite permits and approvals, may cause our actual overall risks and costs to differ from our original estimates despite any buffer we may have built into our bids for increases in labor and material costs. While there have only been two occasions involving small projects where our costs have equaled or exceeded our revenues from the project, as a project based company, we anticipate, from time to time, encountering cost overruns or delays on our current and future contracts. If such cost overruns or delays occur, we could experience an increase in costs exceeding our budget or be subject to penalties with a consequent reduction in, or elimination of, the profits on our contracts.

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

Currently we are able to lease many of our customized heavy-duty large-scale equipment to customers on similar projects. Sometimes we are able to make small adjustments to fit requirements of specific projects. There is no assurance that we are able to do so successfully in the future.

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

Delays in collecting accounts receivable, progress payments or the release of retention money by our customers, or delays in the continued growth or extended gap or idle periods in our leasing business, may affect our liquidity.

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

In the past few years, we have experienced some delay in collection of account receivables from state-owned companies. Currently, our average account receivable days are approximately 400 days. We are still collecting account receivables from up to 5 years ago. In the event that we encounter delays or defaults in the payment of accounts receivable or progress payments by our customers, we may be required to invest working capital to maintain our day-to-day operations. There is no assurance that amounts due pursuant to accounts receivable, progress payments or retention money will be remitted by our customers on a timely basis or that those delays or defaults in payment will not affect our financial condition and results of operations.

From 2010, we began leasing equipment to several of our customers. Our leasing business made up approximately 76%, 62% and 14% of total revenues for the years ended December 31, 2013, 2012 and 2011. As lease payments are received periodically over time, rather than in upfront payments, growth in our leasing business could also affect our liquidity in the future. In addition, once a lease is over, it may take some time for us to find another lease customer for the equipment, therefore there is no revenue generated during these gap/idle periods.  Sometimes the periodic lease payment is based on usage of our machine rather than fixed monthly payment. This may also create volatility in our earnings and liquidity. Typically we need to incur upfront cost of around RMB15 million to manufacture a machine for leasing. It may take us around 1.5 years of lease payment to break-even and recover our costs fully.  However our typical lease is around 1 year and sometimes as short as 6 months, which may not reach break-even and negatively affect our liquidity.

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

The majority of our sales are generated from customers involved in the construction of railways and highways in China and other countries. In particular, China Railway Construction Corporation (“CRCC”), China Railway Group Limited (“CRG”), China Communications Company Limited (“CCC”), SinoHydro Corporation (“SinoHydro”), Eden Technology s.r.l. (”Eden”) and BBE Solutions Sdn Bhd (“BBE”) have accounted for a sizeable portion of our total revenues in recent years. For example, in the fiscal year ended August 31, 2008, CRCC, CCC and CRG accounted for 35% (Bureau 16, 20%; Bureau 12, 15%), 26% and 13% of our total sales, respectively; in the fiscal year ended August 31, 2009, CCC and CRG accounted for 46% and 16% of our total sales, respectively; in the four months from August 31, 2009 to December 31, 2009, SinoHydro Corporation ("SinoHydro"), a Chinese state-owned hydropower engineering and construction company, accounted for 98% of our total sales; and in the year ended December 31, 2010, CRCC, CCC and CRG accounted for 37% (Bureau 16, 34%; Bureau 12, 3%), 20% and 19% of our total sales, respectively.  In the year ended December 31, 2011, CRCC and Eden accounted for 65% and 21% of our total sales, respectively. In the year ended December 31, 2012, BBE, CRG (Bureau 25) and CCC (Bureau 1) accounted for 24%, 21% and 14% of our total sales, respectively.  In the year ended December 31, 2013, CRCC (Bureau 20, Bureau 21, Bureau 22, Bureau 23 and Bureau 25), CRG (China Railway Tunnel Stock Co., Ltd, Bureau 3 and Bureau 7) and CCCC accounted for 34%, 24% and 12% of our total sales, respectively.

Shifts in customer relationship from period to period reflect our results in bidding for new infrastructure contracts, as well as an increase in international sales, which accounted for approximately 17%, 26%, 26% and 11.6% of total sales in 2013, 2012, 2011 and 2010, respectively.

Although we have relatively small number of major customers in China, we deal with many different bureaus and subsidiaries within these large PRC state-owned enterprises. All of these contracts with the different bureaus and subsidiaries have been entered into in the ordinary course of business, were individually negotiated and are for equipment custom tailored for a specific project. Any reduction or delay in the capital spending by these companies or in the PRC’s infrastructure development could cause a significant decline in our sales and profitability.

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

The slow down of general economy in China in the past few years, and the reduction in government spending in railway sector due to a variety of reasons such as the railway accident in 2011 could adversely affect our results of operations.

 Many of our customers are state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects.

China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, Chinese economic growth had slowed down noticeably in the past few years, as the Chinese GDP growth was 10.4%, 9.3%, 7.8% and 7.7% in 2010, 2011, 2012 and 2013, respectively.  In particular, 2013 recorded the slowest growth rate since 1999.

China faced a highly complicated external environment in 2013, as the economies of the EU countries and the United States remained sluggish, the global financial market experienced turbulence and protectionism was on the rise. There were also a number of domestic negative factors affecting GDP growth, including mid- and long-term upward price pressures in raw materials and labor, funding shortages for small businesses, as well as structural changes intended to enhance energy-saving, emission reduction and other environmental protection measures already in implementation or to be implemented. However, China's urbanization process, development of its market economy and industrialization should continue to provide impetus for its mid- and long-term growth.

Some economists predicated that the international economic situation will remain challenging in 2014, while in China the driving force for mid- and long-term economic growth has not changed in 2014 while constraints in resources, environment and labor supply continued to increase. The government has shifted its top priority from taming inflation to stabilizing growth. It has moderately eased its grip over lending, approved massive construction projects, and stepped up tax reductions to buoy the economy in recent months.

As our business is closely tied to the global infrastructure investments, and in particular such investments in China, our business was directly impacted by these trends. The currently implemented 12th Five Year Plan (2011-2015) includes a significant allocation of government dollars (RMB 2.8 trillion, i.e. approximately US$456 billion) for large infrastructure projects which we anticipate will drive demand for our products and services through the next few years. However, as the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy.

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

Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, our traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting our results of operations.

Our efforts to enter the international construction machinery and equipment market may not be successful.

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

Our efforts to enter into vertical markets may not be successful.

Since 2011, we have made certain progress entering new vertical markets, such as providing marine hoists to yacht manufacturer, wind tower hoist to wind turbine tower manufacturer and building certain inspection equipment of the overhead concrete beams of the elevated pave way of China's high-speed railway. However, these markets are new to us and there is no assurance that we will be successful in these markets.

Our technical service and equipment leasing business may not be successful.

Since 2010, we began leasing equipment to several of our customers. Our leasing business made up approximately 76%, 62% and 14% of total revenues for the years ended December 31, 2013, 2012 and 2011. However, our inexperience in managing the leasing business may negatively affect our liquidity. There is no assurance that we can continue grow our leasing business profitably.

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

We currently qualify as a High Technology company, a classification which is available to companies that consistently invest in the research and development of new technology or products or own proprietary intellectual property rights in key areas supported by the PRC government, and meet certain minimum revenue and employment requirements. As a result, we are entitled to preferential tax treatment and enjoy the benefit of a reduced income tax rate at 15%. We have received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended August 31, 2007, 2008 and 2009. The approved income tax rate for the company was 7.5%, which ended on December 31, 2009. Starting January 1, 2010, we became subject to a tax rate of 15% for three calendar years until December 31, 2012. In 2013 the tax rate was 15%. We will be reviewed again and will know by December 2014 if we still qualify as a high tech company. If yes, 15% tax rate will be applicable for another three years. If not, we will be subject to a 25% tax rate from 2014 onwards.

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

Political and economic policies of the PRC government could affect Wowjoint's business and results of operations.

The Chinese economy differs from the economies of most developed countries in a number of respects, including:

●	its structure;

●	level of government involvement;

●	level of development;

●	growth rate;

●	level of capital reinvestment;

●	control of capital reinvestment;

●	control of foreign exchange; and

●	allocation of resources.

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

Almost all of Wowjoint's assets are located in China and a majority of its revenue are derived from its operations in China. Accordingly, Wowjoint’s results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

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

If Wowjoint or any of its potential future subsidiaries or affiliated entities are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

●	revoke the business and operating licenses of possible future PRC subsidiaries or affiliates;

●	confiscate relevant income and impose fines and other penalties;

●	discontinue or restrict possible future PRC subsidiaries’ or affiliates’ operations;

●	require Wowjoint or possible future PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

●	restrict or prohibit remittance of any profits or dividends abroad by our PRC subsidiaries or affiliates;

●	impose conditions or requirements with which Wowjoint or possible future PRC subsidiaries or affiliates may be not be able to comply.

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

Because Chinese law governs a large portion of Wowjoint's current material agreements, it may not be able to enforce its rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

We cannot assure you that we will be able to enforce any of our material agreements governed by Chinese law or that remedies will be available outside of the PRC. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new. Due to the limited volume of published judicial decisions, their non-binding nature, the short history since their enactments, the discrete understanding of the judges or government agencies of the same legal provision, the inconsistent professional abilities of the judicators, and the inclination to protect local interests, interpretation and enforcement of PRC laws and regulations involve uncertainties which could limit the legal protection available to Wowjoint and foreign investors. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our business prospects, financial condition, and results of operations. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of its violation of these policies and rules until sometime after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

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

Foreign exchange controls that exist in the PRC may limit Wowjoint's ability to utilize its cash flow.

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

Risks Related to Our Organization

Affiliates of Mr. Yabin Liu,the Company’s executive officers, beneficially own a majority of our voting shares.

Realink Group Limited, or Realink, and Wowjoint International Limited, may be deemed to beneficially own approximately 54.3% of our voting power. Realink is controlled by our executive officers. Mr. Yabin Liu, our Chief Executive Officer and Chairman is a 44.4% holder of Realink, a British Virgin Island company.  Mr. Fude Zhang, our Chief Technical Officer and director, is a 39.5% holder of Realink, and Mr. Liguo Liu is a 5.4% holder of Realink. Mr. Yasheng Liu, former Senior Vice President and the younger brother of Mr. Yabin Liu, who passed away in May 2011, was a 10.7% owner.  Mr. Yabin Liu is a director of Wowjoint International Limited and therefore may be deemed as the beneficial owner of the ordinary shares owned by Wowjoint International Limited.

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

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), we have been implementing additional corporate governance practices and adhering to a variety of reporting requirements and complex accounting rules. Compliance with these obligations has required significant management time, placed significant additional demands on our finance and accounting staffs and on our financial, accounting and information systems, and has significantly increased our insurance, legal and financial compliance costs and other expenses. In addition, we have also been implementing corporate governance practices of public companies. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. While we cannot yet accurately predict the full extent of the additional costs we may incur or the timing of such costs, we anticipate that our additional annual cash needs as a result of being a public company will exceed US$1 million per annum. We have also been required to hire additional accounting and financial staff since the acquisition, including a chief financial officer and comptroller, with appropriate public company experience and technical accounting knowledge, resulting in higher expenses. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the reports from our independent registered public accountant required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

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

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could have a material adverse affect on our results of operations or could cause us to fail to meet our reporting obligations. Now that we are unable to conclude that we have effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act for year ended December 31, 2013 due to our inability to file the annual report on Form 20-F on time, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

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

Since trading of our ordinary shares began on May 16, 2008, the high and low sale prices of our ordinary shares through May 30, 2014 were $7.98 and $0.04. The price of our securities could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

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

Prior to China Fundamental’s acquisition of Beijing Wowjoint on February 22, 2010, Authentic Genius Limited (“AGL”) was a private company in Hong Kong which was solely owned by Ms. Zhang Hui, who is the first cousin of Mr. Yabin Liu, the current chairman and chief executive officer of Wowjoint. AGL had one wholly owned subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd. (“BXFI”), a wholly foreign owned enterprise registered in China. The scope of BXFI’s business license includes business consulting, technical and engineering advice and technical services. AGL has limited capitalization and no operations other than its holdings in BXFI.

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

On May 21, 2013, we through our wholly owned subsidiary Giant Nova Holdings Limited, invested $100,000 in the acquisition of a 35% equity position in BBE Solutions SDN. BHD. (“BBE”). BBE is a private limited company incorporated under the laws of Malaysia. BBE has been instrumental in helping us developing international markets and securing international contracts since 2012. We believe that close cooperation with BBE will be beneficial for our long-term developments of international markets.

Recent Developments

Recent contracts in new markets

We have entered new vertical markets including marine hoist segment and bridge inspection and maintenance industry since 2011. We also entered international markets and the leasing market since 2010.  Below is a list of major new contracts in the vertical, international and leasing markets  we entered into in 2014.

In February 2014, we entered into a sales contract with Navayuga Engineering Co. Ltd. in India to provide a hydraulic gantry crane of 100T capacity for a project in the State of Bihar in India. The contract value was approximately $2 million. We expect to complete this contract by end of 2014.

In March 2014, we entered into a sales contract with Freyssinet Construction Asia Ltd. in Hong Kong to provide two launching gantries for a project in Hong Kong. The contract value was approximately $7.1 million. We expect to complete this contract by end of 2014.

In April 2014, we entered into a sales contract with Huizhou Finance Street Co., Ltd. to provide marine hoists. The contract value was approximately $536,000 (RMB 3,330,000). We expect to complete this contract by end of 2014.

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2014.

B. Business Overview

Overview

We believe that Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts in China, based on the range of major railway projects in which we have been involved or have been asked to bid on. We provide end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, boats, shipping containers and other heavy goods.

Our management and engineering team has significant experience in the transportation and transportation equipment industry. The same team has participated in providing solutions to the lifting, carrying and transporting pre-fabricated construction material for the construction of the well-known Hangzhou Bay Bridge, the longest cross-sea bridge in the world.  In the past, our equipment and services have been deployed and utilized in railway construction, including some of the most well-known high speed railways in China.

Since the middle of 2010 till June 1, 2014, we have engaged in the leasing of equipment, with a total of 14 leases having been signed with our long-term customers such as CRCC, CCC and CRG. We believe we also have made significant progress entering new vertical markets since 2011. We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2014.

We established sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. These two sales offices in the USA and Italy have been working closely with BBE Solutions SDN. BHD (“BBE”) to develop international markets, particularly in Asia and South America.

 Due to our recent entry into new vertical markets and the international markets, our customer group have changed from primarily blue chip state owned companies to include more private companies gradually. This change could also affect our product mix.

Competitive Advantages

Based on our existing patents and technology, we believe that our founders were among the first in China to introduce and promote the use of precast segmental concrete beams in the construction of elevated pavement in railways and highways. This construction technology, developed and practiced in Europe prior to being adopted by China, provides high efficiency and low cost to the construction of elevated pavement. Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success.

Leading Provider of Customized Heavy-lifting and Carrying Equipment

In 2013, based on our best estimate, we held a market share of approximately 18% or more in three of our product lines: special carriers, tyre trolleys, launching gantries, and a significant market share in the integrated launching carrier in China. We also estimate that we held approximately 65% of market share in the technical services market and approximately 80% share in the leasing market for such equipment in China. According to the 12th Five Year Plan (2011 - 2015), China will continue to invest heavily in transportation infrastructure including railways, highways, and urban metro transit systems, with the aggregate investment expected to reach RMB2.8 trillion (approximately $456 billion) according to the National Bureau of Statistics of China. Our management anticipates a growing demand for such infrastructure equipment and machinery the next few years.

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

Maintain and enhance our market penetration in railway construction and other key infrastructure development projects in China - We believe that we have maintained a strong market share in China with leading market positions in our main product lines in the past few years. The market demand for these products has been growing in China due to rapid development of railway networks in China. Major routes include Shanghai-Kunming, Beijing-Shenyang, and Lanzhou-Xinjiang. We see strong demand for our patented proprietary product, the integrated launching carrier, a compact model made for deployment in mountainous and hazardous regions. The integrated launching carrier offers the combined functions of the launching gantry, trye trolley and special carrier with the additional ability to go through tunnels while carrying precast concrete road segments. We believe the upcoming railway construction already planned in China’s mountainous southwest and northwest regions, which is due to be completed by 2020 at the latest will create a strong demand for our integrated launching carrier, which we believe is well suited for such projects as it is specially designed for more mountainous and forested terrain of southwest China, and provides substantial cost savings versus purchasing a launcher, trolley, and carrier separately.

Continued growth in equipment leasing - Since 2010, we have been engaged in equipment leasing with 14 equipment leases signed so far. Leasing has become a big part of our business, with our long-term customers such as CRG, CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Leases are directly negotiated with our clients, and the terms vary considerably. Typically, the equipment is leased for a period of one to two years. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers. We believe that entry into the leasing business, as well as the expansion of our technical services business, will allow us to have relatively smoother revenues over extended periods of time, and will better serve the needs of the our clients.

Increase of Production Capacity – We intend to expand our production capacity by investing in additional workshops and production lines and by working closely with existing outsourcing partners to increase their production capacity. We also intend to invest in technological upgrades to increase the efficiency of our current production process, while also reducing manufacturing costs.

Expand Market Presence and Penetration – We seek to increase our market penetration by expanding the geographic reach of our products, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including India, Russia, the Middle East and Latin America. We also plan to further expand our penetration in other vertical markets. We believe that these initiatives will help to reduce potential cyclical performances in one particular product category or geographic market.

Selective Acquisition Strategy –We plan to broaden our market reach and reduce the cyclical nature of our business through selective acquisitions, joint ventures and strategic alliances.

Product and Services

We provide solutions to different construction projects by designing, engineering and manufacturing customized large scale equipment for the lifting, carrying, transportation and installation of heavy objects and precast materials. We offer a wide variety of product lines of modular, re-locatable and stationary custom heavy duty construction equipment and machinery and our products are used in various engineering fields such as the construction of railways, highway, viaducts and ports, as well as in the lifting and transporting of concrete beams, boats, shipping containers and other heavy goods. Our diverse and cost efficient product offerings incorporate proprietary designs which are recognized in China for their high levels of versatility, reliability and performance. Our products are marketed under the “Wowjoint” brand name both domestically and internationally. Our core strategy is to leverage our expertise in research and development of customized products by providing solutions to our customers’ unique needs, as evidenced by our continuous introduction of new product lines since our inception.  Our products incorporate innovative, patented designs and are marketed under the “Wowjoint” brand name both domestically and internationally. Since the middle of 2010, we have also engaged in the leasing of equipment to certain of our customers. During 2011, we further expanded our special purpose equipment offering and, in response to our marketing effort to enter into new vertical markets, we began to produce more kinds of equipment with lifting and moving functions, such as marine hoist, wind tower hoist and etc.

Our main product lines include launching gantries, tyre trolleys, special carriers, integrated launching carriers, marine hoists and special purpose equipment. Our equipment and machinery are designed to overcome specific construction obstacles by meeting our customers’ stringent engineering requirements wherever our products are deployed regardless of terrain, soil and climate conditions.

Our major product categories include:

Production line	Sales for the year ended December 31, 2013	Percentage of sales
Launching gantry	$2,409,256	15.8%
Special carrier
Special launching carrier	203,787	1.3
Special purpose equipment	706,268	4.6
Tyre trolley	-	-
After-sales service	-	-
Service revenue	285,364	1.9
Lease revenue	11,643,078	76.4
Total sales	$15,247,753	100%

Production line	Sales for the year ended December 31, 2012 (restated)	Percentage of sales	Sales for the year ended December 31, 2011 (restated)	Percentage of sales
Launching gantry	$-	-%	$-	-%
Special carrier	469,414	4.7	288,677	1.2
Special launching carrier	778,969	7.8	15,945,235	67.6
Special purpose equipment	2,245,052	22.5	1,143,202	4.9
Tyre trolley	-	-	-	-
After-sales service	-	-	1,408,437	6.0
Service revenue	301,427	3.0	1,274,661	5.4
Lease revenue	6,189,862	62.0	3,524,125	14.9
Total sales	$9,984,724	100%	$23,584,337	100%

Production line	Sales for the year ended December 31, 2010	Percentage of sales	Sales for the year ended August 31, 2009	Percentage of sales
Launching gantry	$-	-	15,133,798	33.9%
Special carrier	1,071,497	4.5%	10,620,441	23.8
Special launching carrier	14,067,412	58.5	4,263,381	9.6
Special purpose equipment	2,196,397	9.1	3,148,412	7.1
Tyre trolley	859,192	3.6	7,324,482	16.4
After-sales service	1,388,904	5.8	1,558,797	3.5
Service revenue	3,735,225	15.5	2,572,848	5.8
Lease revenue	743,548	3.0	-	-
Total sales	$24,062,174	100%	44,622,159	100%

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

Special Purpose Equipment – We manufacture a wide variety of special purpose lifting and carrying equipment according to each customer’s specific requirements. The container lifting equipment is designed to hoist, stack and transport any material or 60 metric ton ISO standard containers. The straddle carrier loads and unloads the container utilizing a pair of hydraulic powered cranes mounted at each end of the vehicle chassis. The special purpose equipment series includes telescopic spreaders for straddle carriers and straddle carriers for handling containers and marine hoists which are capable of lifting a 20 metric ton to 1,500 metric ton boat or yacht out of the water and maneuvering them onto dry land for service or long-term storage, or for the transporting of boats and ships over dams.  Our marine hoists feature easy maintenance and minimum downtime, and provide flexibility to move boats into tightly confined spaces within a boat yard or marina.

Our products can be shipped worldwide to our international customers. Our products can be dismantled into smaller components and fitted into any standard shipping container for shipping. Upon arrival at the destination construction site, the components can then be assembled back onsite by our experienced engineers.

After-sale services and Service revenue – we also generate revenue from providing technical after-sales and services. See below “Technical and After-sale Services” paragraph.

Leasing revenue- Since the middle of 2010, we have also engaged in the leasing of equipment, which has become a big part of our business, with 14 leases signed so far with our long-term customers, CRG, CCC and CRCC. Equipment available for leasing includes straddle carriers, special purpose lifting/carrying equipment and integrated launching carriers. Our leasing business made up approximately 76%, 62% and 14% of total revenues for the years ended December 31, 2013, 2012 and 2011. We forecast leasing revenue to be around 40-50% of total revenue in 2014.

Leases are directly negotiated with our clients, and the terms can vary considerably. Typically, the equipment is leased for a period of one to two years and sometimes as short as 6 months. Under the terms of the existing leases we provide technical service, maintenance, operating, and other ancillary agreements or services, and we operate the machine over the lease term on behalf of our customers.

Backlog

Our contract backlog as at various periods was as follows:

Reporting date	Number of active contracts	Contract backlog
December 31, 2009	11	2,519,067.00
December 31, 2010	16	20,449,869.00
December 31, 2011	11	16,312,243.00
December 31, 2012	10	14,059,510.00
December 31, 2013	12	8,266,446.00

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

Of the December 31, 2013 we had backlog of just over US$ 8.3 million, approximately 87% is expected to be recognized in 2014 revenue and the remainder 13% in 2015, although there can be no assurance that this level will be achieved. Compared to end of 2012, our backlog went down at end of 2013, due to recognition of more revenue from contracts during 2013. We have healthy backlog growth year to date 2014, which is in line with revenue growth.

Our management views backlog as one of many indicators of the performance of our business. Because many variables can cause changes in backlog, and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

In addition to selling heavy duty construction equipment, we also provide technical services to our customers. The average selling price for heavy duty construction equipment is approximately $1 million to $4 million per piece of equipment, while the size of technical service contracts is much lower, varying from approximately $60,000 to $300,000 per contract. The average leasing contract value is approximately $1 million to $5 million.

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

Technical and After-Sale Services

Our team of experienced engineers and technician provides after-sales services to our customers. After the installation and testing of our equipment, our engineers train our customers to operate the equipment and identify and address safety and maintenance concerns.  Under the standard warranty attached to the sales of its equipment, we address any system or operational problems that may occur within the first year of the sales. In addition, we also provide technical services and consultation to our customers upon the expiration of the warranty. Revenues attributable to technical and after-sales services represented 2% of our revenues for the year ended December 31, 2013, 3% of our fiscal 2012 revenues, 5% of our fiscal 2011 revenues, 22.2% of our fiscal 2010 revenues and 9.3% of our fiscal 2009 revenue. Revenue from this segment has gone down since 2010, due to our adding more service component to sales and leasing contracts as well as lower demand from customers for customized design service in the past few years.

Raw Materials

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

Leasing and Techinical Service Business

To partially offset some of the risks associated with the amount of revenues derived from our fixed price  sales contracts, we have entered into service and leasing contracts to our clients.  Since the middle of 2010, we began to actively grow the equipment leasing business. We have signed 14 leasing contracts to date of which one lease was completed in 2011, two were completed in 2012, seven leases were completed in 2013, three leases are expected to be completed in 2014 and one lease will be finished in 2015. Lease revenue made up 76%, 62%, 14% and 3% of total revenue for the year ended December 30, 2013, 2012, 2011 and 2010, respectively. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2013.

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

Lease payments are normally monthly throughout the leasing duration rather than upfront payments. As lease payments are received periodically over time, rather than in upfront payments, growth in our leasing business could also affect our liquidity in the future. Our leasing business will be carefully managed in accordance with our liquidity situation, as we have to up-front the cost in manufacturing the equipment intended for lease.

We recognize revenues from our leasing contracts as the fulfillment of our obligations as the lease term occurs. Our limited entry into leasing is not expected to have any significant effect on sales of our equipment. The lease arrangements do not contain any specific termination or indemnification provisions, except that in some cases, there is general language providing that if a client does not pay, or if a delay or shutdown is caused by the customer, liquidated damages must be paid to us. If we are responsible for a delay in the project, we may be forced to pay liquidated damages.

Below are major leasing contracts, which we signed from 2010 to year to date 2014:

In July 2010, we signed a leasing and technical service contract with China Railway Group Bureau 20. From February 2011 to October 2011, we used a proprietary 900T integrated launching carrier to lift, transport and install approximately 182 box beams on the Shanghai-Kunming Passenger Railway Line, Hunan Province Section. This contract was worth approximately $2.7 million (RMB16.562 million) and revenue was recognized in 2011.

In October 2010, we signed a leasing and technical service contract with China Railway Construction Corporation, Tianjin Branch. From May 2011 to November 2011, we used a proprietary 900T integrated launching carrier to lift, transport and install approximately 124 box beams on the Shenyang-Dandong Passenger Railway Line in Liaoning Province. This contract was worth approximately $1.9 million (RMB11.78 million) and revenue was recognized in 2011.

In July 2012, we signed a leasing and technical service contract with China Railway Group Bureau 25, 1st Engineering Co. From August 2012 to June 2013, we used a proprietary 900T integrated launching carrier to lift, transport and install approximately 168 box beams on a railway project in Shanxi Province. This contract was worth approximately $950,000 (RMB5.9 million) and revenue was recognized in 2012 and 2013.

In October 2012, we signed a leasing and technical service contract with China Railway Group, Beijing-Fuzhou Passenger Railway Project Co. From November 2012 to September 2013, we used a proprietary 900T integrated launching carrier to lift, transport and install approximately 146 box beams on the Beijing-Fuzhou Passenger Railway Line. This contract was worth approximately $2.7 million (RMB16.818 million) and revenue was recognized in 2012 and 2013.

In December 2012, we signed a leasing and technical service contract with China Railway Group Bureau 2. From December 2012 to February 2013, we used a proprietary integrated launching carrier to lift, transport and install approximately 67 box beams on the Daxi (Western) Passenger Railway Line, Yuncheng City Section in Shanxi Province. This contract was worth approximately $860,000 (RMB5.35 million) and revenue was recognized in 2012 and 2013.

In April 2013, we signed a leasing and technical service contract with China Railway Group Bureau 23. From July 2013 to April 2014, we used a proprietary integrated launching carrier to lift, transport and install approximately 253 box beams on the Shanghai-Kunming Passenger Railway Line, Guizhou Province Section. This contract was worth approximately $1.4 million (RMB9 million) and revenue was recognized in 2013 and 2014.

In July 2013, we signed a leasing and technical service contract with China Railway Group Bureau 20, 3rd Engineering Co. From August 2013 to February 2015, we will use a proprietary straddle carrier and a proprietary integrated launching carrier to lift, transport and install approximately 334 box beams on the Baoji-Lanzhou Passenger Railway Line. This contract is worth approximately $3.4 million (RMB21.376 million) and revenue will be recognized in 2013, 2014 and 2015.

 New Vertical Markets

Since 2011, we have entered new vertical markets including marine hoist segment and bridge inspection and maintenance industry.

In February 2011, we entered into a contract with Sunbird Yacht Company, China's largest yacht manufacturer, to provide two marine hoists.

In July 2011, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. During the same month, we signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a 100-ton wind tower hoist. In addition, we entered the bridge inspection and maintenance industry by being awarded a contract by China's Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China's high-speed railway.

In 2012, Wowjoint entered into a contract with Zhejiang Xiangshan Fishing Trade Development Co., Ltd. for the sale of a 25-ton marine hoist. This hoist was used for lifting smaller boats and is an extension of the yacht market that Wowjoint entered in 2011. The contract value was approximately $250,000 (RMB 1,600,000).

In August 2013, we signed a sales contract with Hainan Huarun Shimeiwan Tourism Development Co., Ltd. to provide marine hoists. The contract value was approximately $450,000 (RMB 2,770,000). This contract was completed and we recognized the entire contract value in revenue in 2013.

In April 2014, we signed a sales contract with Huizhou Finance Street Co., Ltd. to provide marine hoists. The contract value was approximately $536,000 (RMB 3,330,000). We expect to complete this contract by end of 2014.

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2014.

We signed three contracts to provide two Launching gantries and one mini loader with BBE in Malaysia from July to November 2013. The three contracts’ combined value was $1,756,473. We have delivered all of the equipment by February 2014.

In August 2013, we signed a sales contract with Hainan Huarun Shimeiwan Tourism Development Co., Ltd. to provide marine hoists. The contract value was approximately $450,000 (RMB 2,770,000). This contract was completed and we recognized the entire contract value in revenue in 2013.

In April 2014, we signed a sales contract with Huizhou Finance Street Co., Ltd. to provide marine hoists. The contract value was approximately $536,000 (RMB 3,330,000). We expect to complete This contract is expected to be completed by end of 2014.

We continue to pursue additional verticals where our knowledge and expertise can be utilized and believe that we will make further progress in new vertical markets during 2014.

Expansion into International Markets

Since 2010, we started to expand the geographic reach of our products to help offset any fluctuations in domestic Chinese market activities, with special emphasis on those countries that are planning high-speed railways, such as the United States, Korea, Brazil, and developing regions including Southeast Asia, India, Russia, the Middle East and Latin America.

In this regard, in March 2010 we were awarded our first contract in the U.S. to provide customized mobile lifters for utilization in a highway construction project in Florida, with a total contract value of $3.5 million, of which $2.8 million was recognized in 2010 and made up 11.6% of total revenue in 2010 and the remainder was recognized in revenue in 2011.

In 2011, we finished production of four special launching carriers and sold to our customer-Eden, an Italian based customers, and the equipment was delivered to South Korea in June 2011. We recognized $6.35 million revenue for this project that made up 26% of our total revenue in 2011.

We entered an agreement to provide two Movable Scaffolding Systems ("MSS") for a highway bridge construction project with BBE in Malaysia in March 2012. The value of the agreement is approximately $2.6 million. Production began in April. The first equipment was delivered in September 2012 and the second in January 2013, and installation was completed by end of December 2013. Revenue was recognized in 2012 and 2013. This was a new type of equipment for us. We further expanded our product range in construction machinery from providing not only machines for the precast arena, but now also non-prefabricated girder/beam bridge construction.

We entered into a sales contract with Titan Peru S.A.C., an import/export company in the construction industry, for a 50-ton Rubber Tire Gantry in May 2012. The equipment is used for transporting precast concrete beams from the yard to the project site. The value of the contract was $258,000. We delivered the equipment in October 2012 and finished installation in December 2012. Revenue was recognized in 2012.

We entered into a sales contract with KAJIMA WASKITA JOINT, a construction company based in Indonesia for beam launcher, beam trolley, overhead gantry crane and accessories in April 2013. The contract value was $1,471,870. We delivered the equipment in August 2013 and finished installation in December 2013. Revenue was recognized in 2013.

We signed three contracts to provide two Launching gantries and one mini loader with BBE in Malaysia from July to November 2013. The three contracts’ combined value was $1,756,473. We have delivered all of the equipment by February 2014. Revenue was recognized in 2013 and 2014.

On May 21, 2013, we through our wholly owned subsidiary Giant Nova Holdings Limited, invested $100,000 in the acquisition of a 35% equity position in BBE Solutions SDN. BHD. (“BBE”). BBE has been instrumental in helping us developing international markets and securing international contracts since 2012. We believe that close cooperation with BBE will be beneficial for our long-term developments of international markets.

Sales and Marketing

As of December 31, 2013, we had a dedicated marketing and sales team of 21 employees (including 2 based in the US and 2 based in Italy), which proactively follow up on new sales leads. Upon receiving an expression of interest from potential customers, our sales team works closely with our engineering staff to address the customer’s specific engineering and technical requirements. Our sales team provides a price quote with inputs from our engineering and procurement teams. We began to recruit sales agents outside China to promote our products in the United States and Europe.

On May 21, 2013, we through our wholly owned subsidiary Giant Nova Holdings Limited acquired BBE. BBE has been instrumental in helping us developing international markets and securing international contracts since 2012. We believe that close cooperation with BBE will be beneficial for our long-term developments of international markets.

 We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. These two sales offices in the USA and Italy have been working closely with BBE to develop international markets and secure international contracts, particularly in Asia and South America.

In the past few years, we also added new partners to enhance our sales force outreach in regions around the world, specifically in areas of Europe, South America and Asia.

Research and Development

We rely upon our innovative in-house R&D and project development team for the introduction of new products. We had 64 engineers and technicians as of December 31, 2013, and this high concentration of engineering and technical talent is needed to sustain our growth and execute our business strategy.

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

In early 2012, we signed an agreement to build a new R&D and a new manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai. The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), a subsidiary established in 2011, will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Zhenjiang Wowjoint presently owns 480,000 square feet of the land and may purchase the remaining land in stages over the next couple of years. Construction will be split into two phases, with construction commenced in mid 2012. Phase one has been completed and put into use in early May 2013. The new manufacturing facility has focused on producing large equipment and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment. Going forward more manufacturing activities will be moved from Beijing to this new facility. We are waiting for government approvals for Phase two.

In addition, we established a new R&D center in Zhenjiang in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011. The Zhenjiang City New District government provided 8,600 square feet of office building space at no cost to us. The new R&D center was put into use in May 2013 and has been used in conjunction with the new manufacturing facility to supply enhanced equipment and services to our customers. We use these new facilities specifically to service customers around the Eastern China Yangtze River Delta area, Southern China and international market customers.

Competition

Our competition comes mainly from China. Our main competitors in the customized infrastructure equipment and machinery market in China are Qinhuangdao Tianye Tonglian Heavy Industry Co., Ltd., China Railway Engineering Machinery Research & Design Institute, Zhengzhou Dafang Bridge-Machine Co., Ltd. and Zhengzhou Huazhong Building Machinery Co., Ltd. The principal competitive factors affecting our business include price, customer service and support, product availability, performance, functionality, brand reputation, reliability and product maintenance costs.

The engineering and manufacturing of heavy equipment is regulated by various agencies in China, and the relatively strict licensing standards help to limit new entrants into the industry.

Intellectual Property

All of our products are sold under the brands “万桥”, “万桥兴业”, “Wowjoint” and “Beijing Wowjoint”, which are widely known in the industry in China. We have registered the www.wowjoint.com domain name.

Patents and Licenses

The following table sets forth our registered patents as of December 31, 2013:

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Special Launching Carrier with Bridge	November 29, 2004	ZL 2004 2 0115944.5	Wowjoint	November 29, 2014

PRC	Special Carrier	August 12, 2005	ZL 2005 2 0103809.3	Wowjoint	August 12, 2015

PRC	Slab Mobilift	October 8, 2005	ZL 2005 2 0127691.8	Wowjoint	October 8, 2015

PRC	Launching Gantry Suitable for Going Through Tunnel	May 19, 2006	ZL 2006 2 0115344.8	Wowjoint	May 19, 2016

PRC	Portable Beam Launcher	September 19, 2008	ZL 2008 2 0122562.3	Wowjoint	September 19, 2018

PRC	Transforming Mobilift	September 19, 2008	ZL 2008 20122564.2	Wowjoint	September 19, 2018

PRC	Cantilever Folding Slab Mobilift	May 31, 2009	ZL 2009 20108328.X	Wowjoint	May 31, 2019

PRC	Bi-Directional Driving Transporter (Invention)	September 3, 2009	ZL 2009 10092201.8	Wowjoint	September 3, 2029

PRC	Prefastening double turnable levels device for fixing on pier	November 13, 2009	ZL 2009 20279144.X	Wowjoint	November 13, 2019

PRC	Prefastening double cam device for fixing on pier	November 13, 2009	ZL 2009 20279145.4	Wowjoint	November 13, 2019

PRC	Adjustable divided lifting device (Invention)	November 20, 2009	ZL 2009 10221555.8	Wowjoint	November 20, 2029

Country	Patent Nature	Filing Date	Patent No.	Patent Owner	Expiration Date

PRC	Embracing device for fixing on pier (Invention)	November 27, 2009	ZL 2009 10250127.8	Wowjoint	November 27, 2029

PRC	Movable supported launching carrier and its erection method (invention)	March 5, 2010	ZL 2010 10119289.0	Wowjoint	March 5, 2020

PRC	Special Launching machine with setting platform	May 19, 2010	ZL 2010 20205815.0	Wowjoint	May 19, 2020

PRC	Special launching carrier with movable platform	Aug. 5, 2010	ZL 2010 20286817.7	Wowjoint	August 5, 2020

PRC	Turning device for Launching Machine	September 29, 2010	ZL 2010 20561809.9	Wowjoint	September 29, 2020

PRC	Self-guided beam bridge inspection maintenance machine	December 31, 2010	ZL 2010 20699805.7	Wowjoint	December 31, 2020

PRC	Launching machine transport stand	May 4, 2012	ZL 2012 20209991.0	Wowjoint	May 4, 2022

PRC	Tower tube transporter	May 15, 2012	ZL 2012 20231665.X	Wowjoint	May 15, 2022

PRC	Special Launching machine with setting platform and its erection method	May 19, 2010	2010 10185308.X	Wowjoint	May 19, 2033

PRC	Narrow wheelbase segment transporter	November 6, 2012	2012 20605972.X	Wowjoint	November 6, 2022

PRC	Special launching carrier with movable platform and its erection method	August 5, 2010	2010 10249633.8	Wowjoint	August 5, 2030

The following table sets forth Wowjoint’s patent applications as of December 31, 2013:

Country	Patent	Application Type (1)	Filing Date	Application No.	Patent	Expected Approval Date
PRC	Self-guided beam bridge inspection maintenance machine	Invention	December 31, 2010	2010 10623432.X	Wowjoint	December 31, 2014
PRC	Narrow wheelbase segment transporter	Invention	November 6, 2012	2012 10450976.X	Wowjoint	November 6, 2015

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

PRC regulations currently prohibit or restrict foreign ownership in certain industries. If we or any of our subsidiaries or affiliated entities are found to be in violation of any PRC laws or regulations, the relevant PRC regulatory authorities might have the discretion to:

●	revoke the business and operating licenses of PRC subsidiaries or affiliates;

●	confiscate relevant income and impose fines and other penalties;

●	discontinue or restrict PRC subsidiaries’ or affiliates’ operations;

●	require Wowjoint or PRC subsidiaries or affiliates to restructure the relevant ownership structure or operations;

●	restrict or prohibit remittance of any profits or dividends abroad by Wowjoint's PRC subsidiaries or affiliates; or

●	impose conditions or requirements with which Wowjoint or PRC subsidiaries or affiliates may not be able to comply.

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

We believe that we are in compliance with the material PRC regulations governing the Company and our operations.

To the best of our knowledge, we believe we are in compliance with material regulations of jurisdictions where our products are sold.

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

Therefore we engaged local Chinese lawyers and applied to court in Beijing to stop ICBC from paying to Eden. The Beijing court issued the stop payment order to ICBC Beijing. We are now in a lawsuit with Eden. We are currently unsure when the court will issue a final ruling, which may take more than 2-3 years. We expect that the court will find in our favor, although we can give no assurance on the outcome.

Our previous landlord from whom we rented approximately 160,000 square feet of production and office facility in Beijing for 3 years with RMB900,000 annual rent, had filed a lawsuit against us. Since we built a new manufacturing facility in Zhenjiang, we decided not to renew this Beijing lease at the end of its term in January 2013. The Landlord claimed that we damaged the floors and walls during rental period and sought an RMB 2 million monetary compensation. At present, the case is still pending in Beijing court and currently we are unsure when the court will issue a ruling. We expect that the court will find in our favor, although we can give no assurance on the outcome.

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

In early 2012, we signed an agreement to build a new R&D and manufacturing facilities in Zhenjiang City, which is located in Eastern China, about 2-3 hours northwest of Shanghai. The new manufacturing facility under Zhenjiang Wowjoint Heavy-duty Machinery Co. Ltd. ("Zhenjiang Wowjoint"), a subsidiary established in 2011, will cover 2 million square feet of land, including 140,000 square feet of production workshop, 70,000 square feet of office space, shipping field and testing ground. Zhenjiang Wowjoint presently owns 48,000 square meters of the land and may purchase the remaining land in stages over the next two years. Construction will be split into two phases, with construction commenced in mid 2012. Phase one has been completed and put into use in early May 2013. The new manufacturing facility will be focused on producing large equipment and providing maintenance services for our launch gantries, lifting equipment, railway transportation equipment and railway testing equipment. Going forward more manufacturing activities will be moved from Beijing to this new facility. We are waiting for government approvals on Phase two.

In addition, we established a new R&D center in Zhenjiang in conjunction with Beijing Jiaotong University's Yangtze River Delta R&D Transportation Institute in December 2011. The Zhenjiang City New District government provided 8,600 square feet of office building space at no cost to us. The new R&D center was put into use since May 2013.  This new R&D center, in conjunction with the new manufacturing facility, is used to specifically service customers around the Eastern China Yangtze River Delta area, Southern China and international market customers.

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

Revenues for the years ended December 31, 2013, 2012 and 2011 were $15.25 million, $9.98 million and $23.58 million, respectively. For the years ending December 31, December 31, 2013, 2012 and 2011, we reported net loss of $1.33 million, net loss of $4.12 million and  $1,825, respectively.

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

●
Carrying amounts of Beijing Wowjoint Machinery Co. Ltd. and its branches, (the “VIE”) are consolidated into the financial statements of BXFI as the primary beneficiary (the “Primary Beneficiary” or “PB”);

●	Inter-company transactions and balances, such as revenues and costs, and receivables and payables, between or among the Primary Beneficiary and the VIE, are eliminated in their entirety;

●	There is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

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

Consolidated Income Statements

In May 2010 the Company changed its fiscal year-end from August 31st to December 31st. The following table sets forth our financial results for the years ended 2009 through 2013. The Company restated results in 2011 and 2012.

Summary of statement of operation data:
 (US$ in thousands except per share and operating data)

	Year ended December 31,
	2013	2012	2011	2010	2009
Revenue	15,248	9,985	23,584	24,062	44,622
Gross Profit	4,204	2,659	5,859	5,977	13,323
Operating Income	(1,210)	(4,586)	659	637	10,897
Net income	(1,332)	(4,123)	(2)	424	9,784
Basic earnings (loss) income Per share (1)	(0.16)	(0.49)	-	0.06	n/a
Diluted earnings (loss) income per share (1)	(0.16)	(0.49)	-	0.06	n/a

(1)	Earnings per share information is not presented for the fiscal year ended December 31, 2009, as its inclusion would not be meaningful as Wowjoint was a privately held company during that period.

Factors Affecting Our Results of Operations and Financial Condition

Our financial condition and results of operations have been and will continue to be affected by a number of factors, including those set forth below.

The PRC’s economic growth and infrastructure policy

We have benefited significantly from the overall economic growth and the demand for railway and highway construction equipment in the PRC despite of the slow down in the railway construction sector in China. During the fiscal years ended December 31, 2013, 2012, 2011 and 2010, we derived 83%, 74%, 74% and 88.4%, respectively of our revenue from domestic sales in the PRC.

Many of our customers are Chinese state-owned enterprises which depend substantially on government funding of railway construction and other infrastructure projects. Any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances. China initiated a policy of fiscal constraint in the latter part of 2009 to deliberately cool the country’s economy, including infrastructure investment, which resulted in the suspension of spending on a number of major infrastructure projects, including several in which we were involved. As a result, Chinese economic growth had slowed down noticeably in the past few years, as the Chinese GDP growth was 10.4%, 9.3%, 7.8% and 7.7% in 2010, 2011, 2012 and 2013, respectively. In particular, 2013 recorded the slowest growth rate since 1999. The currently implemented 12th Five Year Plan (2011-2015) includes a significant allocation of government dollars (RMB 2.8 trillion, i.e. approximately US$456 billion) for large infrastructure projects which we anticipate will drive demand for our products and services through the next few years. As the global economic climate continues to improve, the Chinese government may halt, decrease or delay railway construction and maintenance as part of their macroeconomic policy.

We suffered a contraction of our business due to these temporary shifts in China’s macroeconomic policies. The nature of our business inherently means that our results will be “volatile” and we will have certain quarters where our revenues and income are high and other quarters where revenues and income are low.

Some economists predicted that the international economic situation will remain challenging in 2014, while in China the driving force for mid- and long-term economic growth has not changed in 2014 while constraints in resources, environment and labor supply continued to increase. The government has shifted its top priority from taming inflation to stabilizing growth. It has moderately eased its grip over lending, approved massive construction projects, and stepped up tax reductions to buoy the economy in recent months. Any decrease or delay in government funding of railway construction and maintenance, other infrastructure projects and overall government spending could cause the number of contracts up for bid to fall, traditional upfront payments of 20% - 40% to be lowered and payment terms to be stretched, adversely affecting our results of operations.

Entry into International markets

We established new sales offices in the USA and Italy in the past few years to actively pursue international sales opportunities. We entered the US market in 2010, Korea in 2011, Malaysia and Peru in 2012 and Indonesia in 2013.  The international sales accounted for approximately 17%, 26%, 26% and 11.6% of our total sales in 2013, 2012, 2011 and 2010, respectively. Continued growth in our international sales will positively affect our results of operations.

Entry into leasing business and technical service business

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

A significant portion of our revenue from large state-owned enterprises

A significant portion of our revenues is from large entities, many of whom are state-owned enterprises. Due to our need to maintain ongoing relationships with these large customers and their strong bargaining power, these companies may not settle the outstanding receivable balances on a timely basis even after we have fulfilled all of our performance milestones, including customer acceptance and inspections. For large projects, this could result in delays in payment of a few months to as much as several years.

Relationship with quality outsource contract manufacturers

In 2013, we outsourced approximately 17.3% of components used in our machinery production by amount of cost of goods sold to contract manufacturers in comparison to approximately 28.9%, 28.2% and 27.6% of amount of cost of goods sold to contract manufacturers in 2012, 2011 and 2010, respectively.  We were able to establish long term relationships with a number of outsource contract manufacturers over the years and has been selective in choosing outsource contract manufacturers capable of supplying quality products on a timely manner at more competitive prices.  For risks relating to reliance on outsource contract manufacturing, see “Risk Factors – Risks Associated with Our Business and Industry.”

Effective cost management

The major raw materials used in the manufacturing of our products are steel, electric control systems and hydraulic systems, such as hydraulics, cylinders and engines.  To meet its production requirements and maintain a reasonable profit margin, we must obtain sufficient quantities of good quality materials from our suppliers in a timely manner and at commercially reasonable prices.  We believe that we will be able to offset a portion of any such increased costs through improvement in our production efficiency and improved economies of scale. Historically, we gave been successful in reducing the cost of raw materials as a percentage of the cost of sales. We seek to capitalize on our purchasing and bargaining power to continue to obtain favorable prices from our major suppliers. We use a cost-plus pricing policy to determine the sales prices of our products. We have a formal job cost accounting system in place, which allocates costs to different projects through this system. During semi-monthly meetings, a management team evaluates the progress of each project by reviewing the revenues and costs incurred. At times, the management team approves costs over budget or contract values for certain projects based on strategic and other considerations.

Level of income tax and preferential tax treatment

Our profit is affected by the income tax that it pays and any preferential tax treatment that it is able to receive.  Pursuant to the PRC Income Tax Laws, beginning January 1, 2008, the new EIT law replaced the existing laws for DES and the FIEs. The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies, which pay a reduced rate of 15%. We are qualified as a high tech company and received tax holiday treatment for a reduced rate of 7.5% for both fiscal year 2008 and 2009. This rate ended on December 31, 2009. Starting January 1, 2010, we became subject to a tax rate of 15% for three calendar years until December 31, 2012. In 2013 the tax rate was 15%. We will be reviewed again and will know by December 2014 if we still qualify as a high tech company. If yes, 15% tax rate will be applicable for another three years. If not, we will be subject to a 25% tax rate from 2014 onwards.

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

Results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012

Sales. Revenues for the year ended December 31, 2013 were $15.25 million, a 53% increase from the $9.98 million reported for 2012, due to sharp increase in equipment leasing. We sold 6 machines in 2013, which represented $3.3 million, or 22% of total revenue. We sold 6 machines during 2012, which represented $3.5 million, or 35% of total revenue. Equipment sales fell by 5% in 2013, as more customers prefer leasing to purchasing of equipment. For the customers, leasing incurs lower upfront costs, compared to purchasing. Technical service sales were $0.3 million, flat from 2012 level. Lease income for 2013, represented $11.6 million, or 76% of total revenues, a sharp increase from $6.2 million, or 62% of total revenues in 2012. We recognized lease income for 9, 8, 5 and 3 lease contracts in 2013, 2012, 2011 and 2010, respectively. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some other projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2013. International-based revenues accounted for approximately 17% of total sales in 2013, vs. 26% in 2012, 26% in 2011, and 11.6% in 2010. International revenue in 2013 kept at the same level as in 2012, around $2.6 million.

Gross margin.  Gross profit for 2013 was $4.2 million, compared to gross profit of $2.7 million in 2012, representing a 58% increase year over year, which was primarily due to a 88% growth in lease revenue. Gross margins increased to 27.6%, from 26.6% in 2012. The 100 basis points gross margin increase was due to higher lease income and a higher margin product mix. Lease contracts typically have higher gross margins compared to sales contracts.

Operating expenses. Operating expenses for 2013 decreased by 25% to approximately $5.4 million, compared to $7.2 million in 2012. Selling expenses declined by 42% from $2 million to $1.2 million and general and administrative expenses declined by 19% from $5.2 million to $4.3 million in 2013, respectively, due to more stringent expense control. We drastically cut travel and entertainment expenses, advertising and marketing expenses.

Operating margin. Operating loss was $1.2 million in 2013, compared to operating loss of $4.6 million in 2012. Operating margin in 2013 was negative 7.9% vs. negative 45.9% in 2012, which was primarily due to the above-mentioned sharp decreases in operating expenses and increase in revenue.

Net income. Net loss in 2013 was $1.3 million, or negative $0.16 per share based on 8.48 million weighted average shares outstanding, compared to net loss of $4.1 million, or negative $0.49 per share based on 8.34 million weighted average shares outstanding for the full year 2012. The decrease in net loss in 2013 was primarily due to revenue increase coupled with expense control.

Results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011

Sales. Revenues for the year ended December 31, 2012 were $9.98 million, a 58% decline from the $23.6 million reported for 2011, due to sharp decrease in equipment sales, international revenue and technical service revenue, which was somewhat offset by solid increase in leasing revenue. We sold 6 machines during 2012 which represented $3.5 million, or 35% of total revenue, vs. 12 machines sold in 2011 ($17.4 million, 74% of total revenue). Equipment sales fell by 80% in 2012. Technical service sales (including after-sale services) were $0.3 million, a 89% decline from $2.7  million in 2011. Decline in both segments was due to the railway sector construction slow-down in China. Lease income for 2012, which began as a segment of revenue in 2010, represented $6.2 million, or 62% of total revenues, a solid 76% growth from $3.5 million in 2011. We recognized lease income for 8, 5 and 3 lease contracts in 2012, 2011 and 2010, respectively. A slow-down of Chinese government’s spending in railway sector in the past few years resulted in cancellation of some railway projects as well as slow-down in construction of some other projects. Therefore some of our Chinese state-owned customers decided to switch from purchasing to leasing of equipment in order to reduce upfront costs, which led to a big jump of leasing revenue in our revenue mix from 2010 to 2012. International based revenues accounted for approximately 26% of total sales in 2012 vs. 26% in 2011. International revenue on an absolute basis fell by $3.5 million (58% drop) to $2.6 million in 2012, due to smaller international contracts in 2012 (Malaysia and Peru) vs. 2011 (4 large Korean contracts).

Gross margin.  Gross profit for 2012 was $2.7 million, compared to gross profit of $5.9 million in 2011, representing a 55% decrease year over year, which was primarily due to a 58% decline in sales. Gross margins increased to 26.6%, from 24.8% in 2011. The 180 basis points gross margin increase was due to higher lease income and a higher margin product mix.

Operating expenses. Operating expenses for 2012 increased by 39% to approximately $7.2 million, compared to $5.2 million in 2011. Selling expenses grew by 49% to $2.0 million and general and administrative expenses grew by 36% to $5.2 million in 2012, respectively, due to set-up of a new sales office in Italy, increased sales effort in international markets, as well as expenses related to warrant exchange, change in stock listing exchange and SEC investigation occurred in 2012.

Operating margin. Operating loss was $4.6 million in 2012, compared to operating income of $659,011 in 2011. Operating margin in 2012 was negative 45.9% vs. positive 2.8% in 2011, which was primarily due to the above-mentioned sharp increases in operating expenses.

Net income. Net loss in 2012 was $4.1 million, or negative $0.49 per share based on 8.34 million weighted average shares outstanding, compared to net loss of $1,825, or $0.00 per share based on 7.97 million weighted average shares outstanding for the full year 2011. Net loss in 2012 was somewhat offset by a $1 million one-time Beijing city free government subsidy given to companies in high-tech industries, such as Wowjoint.

Analysis of Cash Flow

The following table presents a summary of Beijing Wowjoint’s cash flows and beginning and ending cash balances for the periods indicated. The Company restated results in 2011 and 2012.

Summary of statement of cash flow data:
(US$ in thousands)

	Year ended December 31,
	2013	2012	2011	2010	2009
Net cash provided by/(used in) operating activities	3,807	3,259	6,988	(3,898)	763
Net cash provided by/ (used in) investing activities	(7,183)	(4,946)	(9,180)	5,132	(347)
Net cash provided by/ (used in) financing activities	2,698	(1,450)	3,972	24	(5)

Analysis of cash flow for the year ended December 31, 2013 compared to the year ended December 31, 2012

Net cash provided by operating activities was $3.8 million for 2013, compared with net cash provided by operating activities of $3.3 million for 2012. The increase in net cash provided by operating activities was mainly due to higher revenue in 2013 offset by working capital usage.

Net cash used in investing activities was $7.2 million during 2013 compared to net cash used in investing activities of $4.9 million during 2012. Net cash used in investing activities in both 2012 and 2013 was mainly due to purchase of land and equipment as well as construction activities related to our new Zhenjiang factory. Net cash used was higher in 2013 compared to a year ago resulting from more purchases of production and R&D equipment.

Net cash provided by financing activities was $2.7 million in 2013 compared to $1.4 million used by financing activities in 2012. During 2013, we repaid several bank loans totaling approximately $3.0 million (RMB19 million) to China Development Bank (RMB3 million), China Minsheng Bank (RMB5 million) and ICBC Zhenjiang Branch (RMB11 million), respectively.  We then borrowed from banks totaling approximately $5.6 million (RMB35 million), including Bank Of China (RMB10 million), Bank of Beijing  (RMB20 million), China Minsheng Bank (RMB5 million), respectively.

LIQUIDITY AND CAPITAL RESOURCES

To date, our principal source of liquidity has been cash generated from our operating activities relating to the sale and leasing of customized infrastructure equipment and machinery.

While the payment term of each sales contract is negotiable, in typical contracts, approximately:

●	30% of the total contract price is due within 10 days of the time the contract is entered into;

●	50% of the total contract price is due before delivery of the equipment;

●	15% of the total contract price is due after the machine is tested and accepted by the customer; and

●	the remaining 5% of the total contract price is the retainage, which is typically paid after warranty period ends (usually one year)

Liquidity

As of December 31, 2013, we had total assets of $48.8 million, of which cash amounted to $1.6 million, accounts receivable amounted to $16.4 million, other receivables amounted to $0.1 million, and costs and estimated earnings in excess of billing on uncompleted contracts amounted to $0.06 million.  While working capital was a negative $4.0 million, equity amounted to $16.4 million. The current asset liability ratio was approximately 0.87:1.

As of December 30, 2013, we maintained in total approximately RMB39 million ($6.4 million) in credit facilities, of this amount:

1)	China Development Bank (CDB) extended us a 3-year RMB10 million ($1.6 million) working capital facility in February 2011, which expired in February 24, 2014.

We repaid RMB3 million on February 24, 2012 and another RMB3 million on February 24, 2013, and the remaining RMB4 million was repaid on February 24, 2014. We terminated this facility upon full repayment in February 2014.

RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate.

The CDB facility was supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”), which is a professional guarantee company mainly funded by the Chinese government and provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the companies obtain bank financing at reduced interest rates.

The material terms for the Zhongguancun guarantee of CDB facility were as follows:

●	RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as we repay the principal in accordance with the terms of the loan agreement.

●	a pledge of all future and current accounts receivables on a pro rata basis, with us being required to submit a list of all accounts receivables to Zhongguancun every quarter;

●	the term was from February 25, 2011 to February 24, 2014; and

2)
China Minsheng Bank extended to us a RMB5 million ($0.8 million) facility in October 2011 to provide short-term liquidity and working capital, which expired on March 29, 2012. We repaid the loan in January 2012 before the due date, and renewed the loan for 6 months from March 2012 to September 14, 2012, which we repaid on August 23, 2012. We subsequently entered a new 1-year RMB5 million ($0.81 million) facility with China Minsheng Bank with a term from August 23, 2012 to August 23, 2013.

We renewed the RMB5 million loan from August 15, 2013 to February 15, 2014. This facility was subsequently repaid in full and terminated in February 2014.

RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s 6-month benchmark lending rate, i.e. 7.28%.

The China Minsheng Bank facility is supported by a personal guarantee from Yabin Liu, our Chief Executive Officer.

3)
Bank of China extended to us a RMB10 million ($1.6 million) 1-year facility in July 2013 to provide working capital. RMB5 million was repaid on April 25, 2014 with the remainder to be repaid around July 1, 2014. We are currently in discussion with the bank to renew this facility around July.

RMB loans carry an interest rate equal to 1.1 times the People’s Bank of China’s 1-year benchmark lending rate. The Bank of China facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”).

The material terms for the guarantee from Zhongguancun for the Bank of China facility are as follows:

●	RMB20 million maximum amount, including RMB10 million for loans and RMB10 million for issuing guarantees;

●	The term was from 2013 to 2014;

●	Collateralized by fixed assets and personal guarantees from Yabin Liu (Our Chief Executive Officer) and Fude Zhang (Our Chief Technical Officer).

4)
Bank of Beijing extended us in total RMB20 million ($3.2 million) facilities which is comprised of a one-year RMB10 million ($1.6 million) facility in April 2013, a one-year RMB5 million ($0.8 million) facility in August 2013 and a one-year RMB5 million ($0.8 million) facility in November 2013 to provide short-term liquidity and working capital.

We subsequently repaid RMB10 million ($1.6 million) in April 2014, then borrowed RMB5 million ($0.8 million) in February 2014, RMB5 million ($0.8 million) in March 2014 and RMB5 million ($0.8 million) in March 2014. As of May 31, 2014, we have RMB25 million in total facilities with Bank of Beijing.

RMB loans carry an interest rate equal to 1.15 times the People’s Bank of China’s 1-year benchmark lending rate.

The Bank of Beijing facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”).

The material terms for the guarantee from Zhongguancun for the Bank of Beijing facilities are as follows:

●	RMB40 million maximum amount, including RMB30 million for loans and RMB10 million for issuing guarantees;

●	The term was from 2013 to 2015;

●	A pledge of all future and current accounts receivables on a pro rata basis, with us being required to submit a list of all accounts receivables to Zhongguancun every quarter;

●	Further collateralized by fixed assets and personal guarantees from Yabin Liu (Our Chief Executive Officer), Fude Zhang (Our Chief Technical Officer) and Yuhe Xia (company employee).

Under the above credit facilities, we:

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

Below were 3 credit facilities, which we repaid in full and terminated in 2012 and 2013:

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

The material terms for the guarantee from Zhongguancun for the ICBC facilities were as follows:

●	RMB40 million maximum amount;

●	a pledge of future and current accounts receivables on a pro rata basis, with the company required to submit a list of all accounts receivables to Zhongguancun every quarter; and

●	the term was from November 15, 2010 to November 14, 2012;

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

The ICBC Zhenjiang facility was supported by a corporate guarantee from Zhenjiang Wowjoint that has the following material terms:

●	RMB11 million maximum amount;

●	a pledge of land use right of the Zhenjiang facilities with appraised value of approximately RMB16.9 million as of October 2012; and

●	the term from October 26, 2012 to October 25, 2017.

Source of Funds and Liquidity Management

Our principal capital resources policy is to maintain sufficient capital resources to be able to respond promptly to future capital needs in connection with its operations and to maintain an appropriate level of liquidity.

Our short-term funding needs have historically been met mainly by cash flows from operating activities, as well as by bank loans.

As of December 31, 2013, we maintained total credit facilities of RMB39 million ($6.2 million) with China Development Bank (RMB4 million), BOC (RMB10 million), Bank of Beijing  (RMB20 million) and China Minsheng Bank (RMB5 million) to secure liquidity. We are not subject to any covenants limiting its ability to incur additional indebtedness.

As of December 31, 2012, we maintained total credit facilities of RMB23 million ($3.7 million) with Industrial and Commercial Bank of China, China Development Bank and China Minsheng Bank to secure liquidity. We were not subject to any covenants limiting its ability to incur additional indebtedness.

As of December 31, 2011, we maintained total credit facilities of RMB62 million ($9.8 million) with Industrial and Commercial Bank of China, China Development Bank, China Minsheng Bank and China Merchants Bank to secure liquidity. We were not subject to any covenants limiting its ability to incur additional indebtedness.

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

As a result of merger, we have a net cash position of $2.17 million as of December 31, 2010 and our working capital rose from $9.8 million on December 31, 2009 to $16 million as of December 31, 2010. Our net cash position was $4.6 million and our working capital was $9.5 million as of December 31, 2011. Our net cash position was $1.7 million and our working capital was $1.3 million as of December 31, 2012. Our net cash position was $1.6 million and our working capital was a negative $4.0 million as of December 31, 2013.

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

Our standard practice  in our equipment sale business is to charge our customers 30% of the contract amount upfront and collect the balance according to a schedule based on the progress of a project. However, many of our customers are state-owned enterprises and may be slow to make payments. For large state-owned enterprises with good credit history, we usually agree to grant longer grace periods than usual, which may increase the aging of our accounts receivables.

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

As a result of the size of many of our contracts, delayed payments by our customers may adversely affect our working capital, which could in turn negatively affect our ability to fund our operations out of our operating cash flow. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen. Although no customer whose payments were delayed has gone out of business or failed to pay us ultimately, there is no assurance that this will be the case in the future. In 2011, we collected $25.6 million from our customers, most representing receivables aged above one year. In 2012, we collected $13.5 million from our customers, most representing receivables aged above one year. In 2013, we collected $12.9 million from our customers, most representing receivables aged above one year.

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

At December 31, 2013, we performed a sensitivity analysis for our financial instruments that have interest rate risk.  It calculated the pretax earnings effect on its interest sensitive instruments.  Based on this sensitivity analysis, we have determined that an increase of 10% in our average floating interest rates at December 31, 2013 would have increased interest expense by $38,157 for the year ended December 31, 2013.

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

As of December 31, 2011, our accounts receivable balance was $12.3 million, of which $ 4.2 million is expected to be received prior to June 30, 2012 and $7.6 million is expected to be collected prior to December 31, 2012. The remaining $0.5 million is unlikely to be collected and we have provided a 100% allowance of doubtful debts for this portion.

Compared to December 31, 2011, our specific allowance increased by $167,590 in the year ended December 31, 2012, the general allowance increased by $203,353. Therefore, our bad debts allowance increased by a net of $370,943 during the year ended December 31, 2012.

As of December 31, 2012, our accounts receivable balance was $7.9 million, of which $5.0 million has been received prior to June 14, 2013 and $2.9 million was collected prior to December 31, 2013.

As of December 31, 2013, our accounts receivable balance was $16.4 million, of which $5.1 million has been received prior to May 31, 2014 and $11.3 million is expected to be collected prior to December 31, 2014.

The level of accounts receivables over 180 days is primarily due to the fact that we sell to blue chip state-owned enterprise companies.  At times these customers experience short term working capital constraints due to delay in payments from the Chinese government.  As a result, they in turn delay payments to us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2013 were as follows:

Name	Age	Position
Yabin Liu	55	Chief Executive Officer and Chairman of the Board of Directors
Fude Zhang	58	Chief Technical Officer and Director
(John) Rui Peng	32	Comptroller and acting Chief Financial Officer
Feizhou Hao	47	Director
Liguo Liu	42	Senior Vice President of Marketing and Sales
Jibing Li	60	Director
Chun Liu	73	Director

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

(John) Rui Peng became our controller in January 2011.  He is also serving as acting chief financial officer following the resignation of Anthony Hung, for personal reasons, on November 3, 2010, while a search for a new chief financial officer is underway. Prior to joining Wowjoint, Mr. Rui served as senior auditor with Deloitte CPA Ltd in Beijing from August 2007 to September 2010, and before that, with PriceWaterhouseCoopers CPA Ltd. in Beijing from July 2006 to July 2007, and as auditor from September 2004 to June 2006. Mr. Rui received a Bachelor of Economics degree from The University of International Business and Economics.

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

Board Committees

Our board of directors previously established an audit committee, a compensation committee and a nomination governance committee, all of which were dissolved in June 2014.  Upon dissolution of these committees, the board of directors shall take the responsibility of these committees.

Compensation

The following table shows information concerning the annual compensation of our executives for services during the period indicated:

						Total
Name	Year Ended	Salary		Bonus		Compensation

Yabin Liu	December 31, 2013	RMB	312,000	RMB	223,200	RMB	535,200

Fude Zhang	December 31, 2013	EMB	296,400	RMB	163,680	RMB	460,080

Liguo Liu	December 31, 2013	RMB	260,904	RMB	153,720	RMB	414,624

John Peng Rui	December 31, 2013	RMB	140,724	RMB	119,040	RMB	259,764

We pay $5,000 to each of our independent directors annually, inclusive of all business-related expenses.

We  currently do not have any equity compensation plans.

In developing future salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our board of directors will take into account: (1) competitive compensation among comparable companies and for similar positions in the market, (2) relevant ways to incentivize and reward senior management for improving shareholder value while building Wowjoint into a successful company, (3) individual performance, (4) how best to retain key executives, (5) our overall performance, (6) our ability to pay, and (7) other factors deemed to be relevant at the time.

Specific compensation plans for our key executives will be negotiated and established by our board of directors. This will include, but may not be limited to, the Wowjoint executives who currently have employment contracts.

Director Independence

Our board of directors has determined that Messrs. Feizhou Hao, Jibing Li and Chun Liu qualify as independent directors. None of the directors are related.

Employees

As of December 31, 2013, we had approximately 186 full-time employees, including 64 technical and R&D, 35 manufacturing, 21 sales (including 2 based in the US and 2 based in Italy), 7 project management, 7 quality control, 3 purchasing staff, with the remainder being managerial, administrative, finance, accounting and internal control staff.  Since our incorporation in 2004, we have increased headcount based on business needs, with a focus on increasing the number of employees such as technicians and engineers with strong technical skills. We believe we have a good relationship with our employees. In geographic location, we have two employees in U.S. and two employees in Italy and the remainder of our employees are in China.

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

The below table is based on information known to the company or can be ascertained from SEC filings. The percentages are based on the total number of issued and outstanding ordinary shares at 8,428,968 as of December 31, 2013.

Name and Address of Beneficial Owner	Number of Shares of Ordinary Shares Beneficial Ownership	Percentage of Outstanding Ordinary Shares

Realink Group Limited(1)(2)	3,925,881	46.6%
Wowjoint International Limited(2)(3)	652,365	7.7%
Yabin Liu(1) (2)	0	-
Fude Zhang (2)	0	-
Jibing Li(2)	0	-
Liguo Liu (2)	8,500	*
Feizhou Hao(2)	0	-
Chun Liu(2)	0	-
John Rui Peng (2)	10,000	*
All directors and officers as a group	4,596,746	54.3%

* Less than 1%

(1)	Mr. Yabin Liu is the sole director of Realink Group Limited and may be deemed as the beneficial owner of the shares directly owned by Realink Group Limited.

(2)	The business address of the persons is Beijing Wowjoint Machinery Co. Ltd., Du Shi Industrial Park, Songzhuang Town, Tongzhou Dist., Beijing 101118 P.R. China.
(3)
Realink Group Limited transferred 652,365 shares to Wowjoint International Limited on December 6, 2013. Mr. Yabin Liu is a director of Wowjoint International Limited and may be deemed as the beneficial owner of the shares directly owned by Wowjoint International Limited.

B.  Related Party Transactions

Below are the related party transactions in the last three fiscal years.

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. Mr. Yabin Liu, our CEO owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided the natural gas to Wowjoint for production, and Wowjoint purchased the natural gas and made the payment according to the contract.

Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”),where Mr. Yabin Liu, is a shareholder, provided preliminary working process for Wowjoint.

Mr. Yabin Liu provided certain personal guaranty to ensure our payment obligations under the RMB5 million Loan Agreement with China Minsheng Bank entered in August 2012.

Mr. Yabin Liu, Mr. Zhang Fude (Chief Technical Officer) and Mr. Yuhe Xia (senior employee) provided certain personal guarantees to ensure our payment obligations under the total RMB35 million ($5.6 million) credit facilities with Bank of China, China Minsheng Bank and Bank of Beijing in 2013.

We paid certain expenses for Wowjoint International Limited, which is an entity controlled by Mr. Yabin Liu, in the amount of $3,075 as of December 31, 2013.

We have a receivable from BBE for certain sales in the amount of 699,253 and payable for certain customer deposits from BBE in the amount of 56,557 as of December 31, 2013.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently traded on OTC Pink.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association currently authorize share capital consisting of 49,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred share, $0.001 par value. As at December 31, 2013, 8,428,968 ordinary shares were issued and outstanding, including ordinary shares forming part of outstanding units. No preferred shares were outstanding as of that date.

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

F. Dividends and Paying Agents

Although we paid a special 6% stock dividend to holders of all the outstanding ordinary shares on April 8, 2012, we have no current plans to pay cash dividends.

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

On April 8, 2012, a special 6% stock dividend was paid to all holders of ordinary share, and holders of unit consisting one ordinary share and one warrant as of record date of March 31, 2012.  Prior to the stock dividend, there were 7,903,922 ordinary shares issued and outstanding as of December 31, 2011.  After the 6% stock dividend, there were 8,401,468 ordinary shares issued and outstanding as of April 9, 2012.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (as of December 31, 2013). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2013 is not effective.

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

ITEM 15T. CONTROLS AND PROCEDURES

Not Applicable

ITEM 16.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2013, our audit committee consisted of Jibing Li and Chun Liu. Mr. Li is the chair of our audit committee. Effective from dissolution of the audit committee in June 2014, we currently do not have an audit committee.  Our board of directors serves as our audit committee. We believed that Mr. Hao qualified as an “audit committee financial expert” and is “independent” as such terms are defined in the rules of the Securities and Exchange Commission.

Mr. Feizhou Hao was not deemed an “expert” for any other purpose, including, without being limited to, for purposes of Section 11 of the U.S. Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Feizhou Hao as an audit committee financial expert did not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the board of directors in the absence of such designation or identification. The designation or identification of Mr. Feizhou Hao as an audit committee financial expert did not affect the duties, obligations or liability of any other member of the board of directors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Wowjoint Holdings Limited and Subsidiaries as of December 31, 2013 included in this annual report in reliance on the report of WWC, P.C. (“WWC”) an independent registered public accounting firm appearing elsewhere in this annual report upon the authority of WWC as experts in accounting and auditing in respective years.

Audit fees

 $75,000 and $75,000 for the year of 2012 and 2013, respectively.

Audit-Related Fees

 $3,853 and $16,420 in 2012 and 2013, respectively.

Tax Fees

None

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended Memorandum and Articles of Association (included as Annex A to the Proxy Statement filed under cover of Form 6-K on January 13, 2010 and incorporated herein by reference)

1.2	Certificate of Incorporation

4.1	Specimen Unit Certificate

4.2	Specimen Ordinary Share Certificate

4.3	Specimen Public Warrant Certificate

4.4	Specimen Private Warrant Certificate (Incorporated by reference to exhibit 4.4 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.5	Form of Unit Purchase Agreement Granted to the Underwriters (Incorporated by reference to exhibit 10.8 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

4.6
Form of Warrant Agreement by and between CFAC and Continental Stock Transfer & Trust Company (Incorporated by reference to exhibit 4.5 of CFAC’s Registration Statement on Form F-1 filed on April 29, 2008 (File No. 333-150489))

8.1	List of Subsidiaries*

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

Exhibit No.	Description
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

Exhibit No.	Description
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

10.30	Lease Agreement, dated July 17, 2009, between Beijing Wowjoint and Beijing Xinda Technical Co., Ltd (unofficial English translation).

10.31	Credit Agreement, dated November 10, 2009, between Beijing Wowjoint and Bank of Beijing (unofficial English translation)†

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

10.34
First amendment, dated September 15, 2010, to loan agreement dated June 11, 2010, between the shareholders of Beijing Wowjoint Machinery Co., Ltd. and Beijing Wowjoint Machinery Co., Ltd (unofficial English translation).  Incorporated by reference to exhibits to the Form F-1/A filed in 2011.

10.35	Loan agreement, dated June 11, 2010, with Bank of Beijing (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.36
First amendment, dated September 15, 2010, to loan agreement, dated June 11, 2010, with Bank of Beijing (unofficial English translation) Incorporated by reference to exhibits to the Form F-1/A filed in 2011

10.37
Loan agreement , dated November 30, 2010, with Industrial and Commercial Bank of China Limited (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38	Loan agreement, dated February 23, 2011, with China Development Bank (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39	Loan agreement summary, dated March 29, 2011, with China Minsheng Bank (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.38
Guarantee (Contract Number: No. 2010 QZY592) from Beijing Zhongguancun Sci-Tech relating to loan agreement with Industrial and Commercial Bank of China Limited (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

10.39
Guarantee (Contract Number: No. 2010 QZY647) from Beijing Zhongguancun Sci-Tech relating to loan agreement with China Development Bank (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011

Exhibit No.	Description
10.40
Confirmation from Industrial and Commercial Bank of Chain Limited regarding increase in credit facility from RMB10 million to RMB40 million to allow from issuances of guarantees (unofficial English translation). Incorporated by reference to exhibits to the Form F-1/A filed in December 2011.

10.41
Loan Agreement dated December 20, 2011, between Beijing Wowjoint Machinery Co., Ltd. and Industry and Commerce Bank of China (unofficial English translation).   Incorporated by reference to exhibit 10.41 to the Annual Report on Form 20-F filed on April 30, 2012

10.42
Guaranty (Contract Number: No. 2010 QZY 723 ) from Beijing Zhongguancun Guaranty Company Agreement dated December 6, 2011 relating to loan agreement with Industrial and Commercial Bank of China Limited (unofficial English translation). Incorporated by reference to exhibit 10.42 to the Annual Report on Form 20-F filed on April 30, 2012

10.43
SME Financial Services Contract dated March 14, 2012 between Beijing Wowjoint Machinery Co., Ltd. and China Minsheng Bank (unofficial English translation). Incorporated by reference to exhibit 10.43 to the Annual Report on Form 20-F filed on April 30, 2012

10.44
Loan Agreement dated July 22, 2011 between Beijing Wowjoint Machinery Co., Ltd. and China Merchants Bank(unofficial English translation). Incorporated by reference to exhibit 10.44 to the Annual Report on Form 20-F filed on April 30, 2012

10.45
SME Financial Services Contract Agreement between Beijing Wowjoint Machinery Co. Ltd and China Minsheng Bank dated August 23, 2012 (unofficial English translation) Incorporated by reference to exhibit  10.45 to the Annual Report on Form 20-F filed on June 18, 2013

10.46
Loan Contract between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated April 25, 2013 (unofficial English translation) Incorporated by reference to exhibit 10.46 to the Annual Report on Form 20-F filed on June 18, 2013

10.47
Working Capital Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Industrial & Commercial Bank of China dated October 26, 2012 (unofficial English translation) Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on June 18, 2013

10.48
Maximum Counter-Guarantee Contract between Beijing Wowjoint Machinery Co. Ltd and Industrial & Commercial Bank of China dated October 26, 2012 (unofficial English translation) Incorporated by reference to exhibits to the Annual Report on Form 20-F filed on June 18, 2013

10.49	Working Capital Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Bank of China dated July 2, 2013 (unofficial English translation) *

10.50	Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated August 7, 2013 (unofficial English translation) *

10.51	Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated November 25, 2013 (unofficial English translation)*

10.52	Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated February 12, 2014 (unofficial English translation)*

10.53	Loan Agreement between Beijing Wowjoint Machinery Co. Ltd and Bank of Beijing dated March 20, 2014 (unofficial English translation)*

10.54	Working Capital Loan Contract between Beijing Wowjoint Machinery Co. Ltd and China Minsheng Bank dated August 15, 2013 (unofficial English translation)*

10.55	Guarantee from Beijing Zhongguancun Sci-Tech relating to loan agreement with Bank of Beijing (unofficial English translation)*

10.56	Guarantee from Beijing Zhongguancun Sci-Tech relating to loan agreement with Bank of China (unofficial English translation)*

11.1	Code of Ethics incorporated by reference to exhibit 11.1 to the Annual Report on Form 20-F filed on November 10, 2010

Exhibit No.	Description
12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.1	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	XBRL Instance Document**

101.SCH	XBRL Taxonomy Extension Schema Document**

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document**

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

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

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Yabin Liu
Yabin Liu
Dated: June 18, 2014		Chief Executive Officer

Wowjoint Holdings Limited

Audited Consolidated Financial Statements

As of and for the years ended December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
Wowjoint Holdings, Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wowjoint Holdings, Ltd. as of December 31, 2013, 2012, and 2011 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wowjoint Holdings, Ltd. as of December 31, 2013, 2012, and 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21, the accompanying 2012 and 2011 consolidated financial statements have been restated.

San Mateo, California	WWC, P.C.
May 15, 2014	Certified Public Accountants

Wowjoint Holdings Limited
Audited Consolidated Balance Sheets
As of December 31, 2013, 2012, and 2011

	December 31,	December 31,	December 31,
	2013	2012	2011
ASSETS		(Restated)	(Restated)
Current Assets:
Cash and Cash Equivalents	$1,565,936	$1,714,019	$4,589,300
Restricted Cash	909,547	973,354	573,187
Accounts Receivable, net	16,400,519	7,873,580	12,261,863
Other receivable, net	115,931	111,863	1,300,675
Note receivable, net	-	47,611	-
Advance to Suppliers	2,977,323	3,495,591	6,635,238
Inventories	3,906,696	5,284,182	6,094,834
Cost and Estimated Earnings in Excess of Billings	59,436	2,250,421	4,377,701
Prepaid Expenses - Short Term	114,396	26,366	32,661
Due from the Related Parties	702,328	-	75,421
Total current asset	26,752,111	21,776,986	35,940,880

Non-Current Assets:
Investment	113,971	-	-
Property, Plant & Equipment, net	16,857,281	10,329,316	8,965,123
Construction in Progress	1,942,773	3,055,811	2,685,269
Intangible Assets, net	3,168,742	3,141,448	1,058,683
Other Long Term Asset – Deposit	1,673	1,622	1,609
Total Assets	$48,836,551	$38,305,183	$48,651,564

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
Short Term Loans	$6,382,561	$2,539,239	$3,463,313
Current portion of current loan	-	476,107	472,270
Accounts Payable and Accrued Expenses	12,659,116	8,052,860	11,504,817
Advances from Customers	2,869,752	2,208,596	6,163,538
Taxes Payable	5,333,045	4,884,105	4,501,539
Other Payables	3,205,519	1,992,159	328,275
Due to Related Parties	276,905	315,833	53,535
Total Current Liabilities	30,726,899	20,468,899	26,487,287

Long Term Liabilities
Deferred Subsidy Income	1,706,926	-	-
Long Term Loan	-	634,810	1,101,963
Total Liabilities	$32,433,825	$21,103,709	$27,589,250
STOCKHOLDERS' EQUITY
Ordinary Shares ($0.001 par value per share, 49,000,000 authorized shares, 8,481,272, 8,459,272 and 7,971,465 issued and outstanding) as of December 31, 2013, 2012, and 2011	$8,481	$8,459	$7,972
Additional Paid in Capital	10,388,713	4,755,290	4,755,290
Warrants	-	5,580,625	5,580,625
Statutory Surplus Reserve	3,024,562	3,024,562	3,024,562
Retained Earnings	504,343	1,836,118	5,959,119
Accumulated Other Comprehensive Income	2,526,627	1,996,308	1,734,746
Total Stockholders' Equity	16,402,727	17,201,475	21,062,314

Total Liabilities & Stockholders' Equity	$48,836,551	$38,305,183	$48,651,564

See Notes to Consolidated Financial Statements and Accountant’s Report

Wowjoint Holdings Limited
 Audited Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2013, 2012, and 2011

	For the years ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Revenues		(Restated)	(Restated)
Sales	$15,247,753	$9,984,724	$23,584,337
Cost of Sales	11,044,100	7,326,181	17,725,499
Gross Profit	4,203,653	2,658,544	5,858,837

Operating Expenses
Selling Expenses	1,159,633	1,999,895	1,337,919
General & Administrative Expenses	4,253,803	5,244,423	3,861,907
Total Operating Expenses	5,413,437	7,244,318	5,199,826

Operating Income (Loss)	(1,209,784)	(4,585,775)	659,011

Other Income (Expenses)
Other Income	462,401	1,006,298	243,411
Other Expenses	(198,293)	(12,212)	(366,238)
Interest Income	21,872	2,868	15,578
Interest Expense	(451,665)	(311,480)	(298,930)
Government Income	150,982	4,100	-
Total Other Income (Loss) & Expense	(14,749)	689,575	(406,179)

Earnings before Tax	(1,224,533)	(3,896,200)	252,832

Income Tax/Deferred Tax Benefit	107,241	226,324	254,657

Net Income	$(1,331,775)	$(4,122,523)	$(1,825)

Other Comprehensive Income
Foreign currency translation gain	530,206	261,674	641,732
Comprehensive Income	$(801,568)	$(3,860,849)	$639,907

Basic & Diluted Earnings (Loss) Per Share	$(0.16)	$(0.49)	$-

Weighted Average Shares Outstanding	8,475,908	8,337,320	7,971,465

See Notes to Consolidated Financial Statements and Accountant’s Report

Wowjoint Holdings Limited
Audited Consolidated Statements of Stockholders’ Equity
As of and for the year ended December 31, 2013, 2012, and 2011

							Accumulated
	No.				Statutory		Other
	Of	Registered	Capital		Surplus	Retained	Comprehensive
	Shares	Capital	Surplus	Warrants	Reserve	Earnings	Income	Total

Balance at January 1, 2011	7,949,965	7,950	4,719,621	5,580,625	3,024,562	5,960,944	1,093,014	20,386,717
Net income/(loss)	-	-	-	-	-	(1,825)	-	(1,825)
Stock issued for services	21,500	22	35,669	-	-	-	-	35,669
Foreign currency translation adjustment	-	-	-	-	-	-	641,732	641,732
Balance at December 31, 2011 (Restated)	7,971,465	7,972	4,755,290	5,580,625	3,024,562	5,959,119	1,734,746	21,062,314

Balance at January 1, 2012 (Restated)	7,971,465	7,972	4,755,290	5,580,625	3,024,562	5,959,119	1,734,746	21,062,314
Net income/(loss)	-	-	-	-	-	(4,122,253)	-	(4,122,253)
Shares issued for dividends paid	478,307	478	-	-	-	(478)	-	-
Issuance of share based compensation	9,500	10	-	-	-	-	-	10
Foreign currency translation adjustment							261,674	261,674
Balance at December 31, 2012 (Restated)	8,459,272	8,460	4,755,290	5,580,625	3,024,562	1,836,118	1,996,420	17,201,475

Balance at January 1, 2013	8,459,272	8,460	4,755,290	5,580,625	3,024,562	1,836,118	1,996,420	17,201,475
Net income/(loss)	-	-	-	-	-	(1,331,775)	-	(1,331,775)
Issuance of share based compensation	22,000	22	2,798	-	-	-	-	2,820
Convert expired warrants to additional paid in capital	-	-	5,580,625	(5,580,625)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	530,206	530,206
Balance at December 31, 2013	8,481,272	8,482	10,338,713	-	3,024,562	504,343	2,526,627	16,402,727

See Notes to Consolidated Financial Statements and Accountant’s Report

Wowjoint Holdings Limited
Audited Consolidated Statements of Cash Flow
For the years ended December 31, 2013, 2012, and 2011

	For the years ended
	December 31,	December 31,	December 31,
Cash flow from operating activities	2013	2012	2011
		(Restated)	(Restated)
Net Income (Loss)	$(1,331,775)	$(4,122,513)	$(1,825)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,627,046	1,128,427	723,072
Allowance for bad debt expenses	228,072	383,127	97,951
Issuance of common shares for services	2,820	-	-
Decrease / (Increase) in Accounts Receivable	(8,755,010)	4,005,156	5,544,360
Decrease / (Increase) in Other Receivable	(4,068)	1,188,812	(577,307)
Decrease / (Increase) in Related Party Receivable	(699,253)	-	-
Decrease / (Increase) in Note Receivable	47,611	(47,611)	-
Decrease / (Increase) in Advance to Suppliers	518,268	3,139,647	(3,111,511)
Decrease / (Increase) in Inventories	1,377,486	810,652	(870,577)
Decrease / (Increase) in Cost and Estimated Earnings in Excess of Billings	2,190,985	2,127,280	(1,687,502)
Decrease / (Increase) in Prepaid Expenses - Short Term	(88,030)	6,295	68,777
Increase / (Decrease) in Accounts Payable and Accrued Expenses	4,605,780	(3,451,957)	4,087,418
Increase / (Decrease) in Advances from Customer	661,156	(3,954,942)	4,242,190
Increase / (Decrease) in Deferred Subsidy Income	1,706,926	-	-
Increase / (Decrease) in Taxes Payable	448,941	382,566	(549,049)
Increase / (Decrease) in Other Payable	1,213,511	1,663,884	(80,059)
Increase / (Decrease) in Related Party Payable	56,558	-	-
Increase / (Decrease) in Billings in Excess of Costs and Estimated Earnings	-	-	(896,650)
Increase/ (Decrease) in Deposit	(51)	(13)	(1,609)
Net cash provided by / (used in) operating activities	3,806,973	3,258,810	6,987,679

Cash flows from investing activities
Purchases of property, plant and equipment	(8,078,973)	(2,440,766)	(7,958,046)
(Increase) / Decrease in construction in progress	1,113,038	(370,542)	(1,174,014)
Purchases of intangible asset	(113,971)	(2,134,168)	(47,997)
(Increase) / Decrease in investments	(103,331)	-	-
Net cash provided by / (used in) investing activities	(7,183,237)	(4,945,926)	(9,180,057)

Cash flows from financing activities
Redemption of common stock	-	-	22
Cash received from additional paid in capital	-	-	35,668
Repayment of Short term loans	3,367,542	(920,236)	2,425,582
Due from the related party	(3,075)	75,421	6,770
Due to related parties	(95,485)	262,298	53,535
Restricted cash	63,806	(400,167)	348,687
Proceed of short term debt	-	-	-
Proceed of long term debt	(634,810)	(467,153)	1,101,963

Net cash provided by / (used in) financing activities	2,697,978	(1,449,837)	3,972,227

Net Increase/(Decrease) in Cash & Cash Equivalents for the year	(678,286)	(3,136,953)	1,779,849

Effect of currency translation	530,205	261,674	641,732

Cash & cash equivalents at beginning of year	1,714,019	4,589,300	2,167,718

Cash & cash equivalents at end of year	$1,565,936	$1,714,019	$4,589,300

Interest received	$21,872	$2,868	$15,578
Interest paid	$297,242	$311,480	$298,930
Tax paid	$33,807	$706,898	$413,745

See Notes to Consolidated Financial Statements and Accountant’s Report

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

As of December 31, 2013, 2012, and 2011, details of Wowjoint Holdings Ltd.’s subsidiaries are as follows

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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
As of and for the years ended December 31, 2013, 2012, and 2011

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

b)	Use of Estimates

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

c)	Principles of Consolidation

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

2.)	The financial positions and results of BWLC were consolidated in the financial statements of the Company since its incorporation date on May 10, 2010.

d)	Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. The Company’s bank balances held in Chinese financial institutions were uninsured.

e)	Restricted cash

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

f)	Accounts Receivable

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

g)	Inventories

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

h)	Plant and Equipment (Including leased equipment)

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

i)	Construction in Progress

Construction in progress consists of costs incurred for construction projects that have not yet been completed. Once these projects are completed, the costs will be transferred to the appropriate property, plant and equipment category.

j)	Impairment of Long-lived Assets

In accordance with GAAP, the Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the assets estimated fair value and its book value. The Company did not consider it necessary to record any impairment charges during the years ended December 31, 2013, 2012, and 2011.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

k)	Foreign Currency Translation

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

	12/31/2013	12/31/2012	12/31/2011
Year ended RMB:USD Exchange Rate:	6.1104	6.3011	6.3523
Average Yearly RMB:USD Exchange Rate:	6.1905	6.3034	6.4544

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

l)	Fair Value of Financial Instruments

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

In addition, the Company did not elect the fair value options for any of its qualifying financial instruments.

m)	Revenue Recognition

The Company generates revenue from the design, engineering, manufacturing and sales of customized heavy lifting and carrier equipment used in various engineering projects involving the construction of bridges, highways, railways and other applications requiring lifting and carrying capability.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

Spare Parts revenue

The Company recognizes sales of spare parts upon delivery.

Lease Revenue

The Company provides machinery lease to its customers. Lease revenue is recognized based on equipment usage in accordance with terms of the contract.

n)	Advertising Expenses

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising expenses as incurred and classifies these expenses under selling expenses.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

o)	Research and Development

The Company expenses all research and development expenses as incurred and classifies these expenses under general and administrative expenses.

p)	Income Taxes

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

From January 1, 2010 to the present, the income tax rate applicable to the Company is 15%.

q)	Accumulated Other Comprehensive Income

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

During the year of 2013, 2012 and 2011, the transactions of Beijing Wowjoint were denominated and recorded in RMB at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Accumulated other comprehensive income consisted of unrealized gains or losses resulting from the translation of financial statements from RMB to US dollars.

r)	Segment Reporting

GAAP requires the use of the management approach model for segment reporting. The management approach model is based on how a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Based on this model, the Company has one reportable business segment, the manufacture and marketing of non-standard heavy lifting and carrying equipment.

s)	Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

t)	Contingencies

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

u)	Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year’s presentation. Such reclassifications had no effect on previously reported net income or net assets.

v)	Recent Accounting Pronouncements

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

i.)	The amendments in the technical corrections and improvements section are categorized as follows:

▪
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

▪	Guidance clarification and reference corrections. These amendments include updated wording or corrected references, or a combination of both.

▪	Relocated guidance. These amendments primarily move authoritative literature guidance from one location to another location that is deemed more appropriate within the FASB ASC.

ii.)
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

i.
Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

ii.
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
As of and for the years ended December 31, 2013, 2012, and 2011

3.	ACCOUNTS RECEIVABLE

A significant percentage of contract value is billed upon the delivery of the equipment to our customers. Accounts billed represent billed amounts. Unbilled amounts represent sales for which billings have not been presented to customers at year end.

Accounts receivable consisted of the following:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Amount billed	$18,373,552	$8,500,142	$10,521,420
Retainage, subsequent to completion of contracts and acceptance by the owners	128,843	1,247,243	3,262,453
Accounts receivable	18,502,395	9,747,385	13,752,541
Less: Allowance for doubtful accounts	(2,101,876)	(1,873,804)	(1,490,678)
Accounts receivables, net	$16,400,519	$7,873,580	$12,261,863

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

The Company advances to certain vendors for the purchase of materials. As of December 31, 2013, 2012 and 2011, the advances to suppliers amounted to $2,977,323, $3,495,591, and $6,635,238, respectively.

5.	INVENTORIES

Inventories are summarized as follows:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Raw Material	$2,884,374	$3,056,637	$3,234,964
Finished Good	965,379	362,118	280,743
Direct production cost	56,943	1,865,427	2,579,127
	$3,906,696	$5,284,182	$6,094,834

Inventoried cost, are costs relating to the assembly of sub-component parts available for future use on various types of machines manufactured by the Company, and for costs relating to the construction of equipment which has not been contracted by a customer, but which Company management has determined is readily saleable in the construction equipment industry. Total inventoried costs as of December 31, 2013, 2012, and 2011, were $56,943, $1,865,427, and $2,579,127, respectively.

6.	COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

As of December 31, 2013, 2012, and 2011, costs and estimated earnings in excess of billings are as follows:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Contract costs incurred plus recognized profits less recognized losses to date	$57,342,694	$55,607,243	$52,219,838
Less: Progress billings to date	58,682,868	53,356,822	4,784,137
Costs and estimated earnings in excess of billings	$59,436	$2,250,421	$4,377,701

The timing of when the Company bill their customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Costs and estimated earnings in excess of billings at December 31, 2013, 2012 and 2011 are typically billed within one year.

7.	INVESTMENT

Investments consisted of the following:

Investee	12/31/2013	12/31/2012	12/31/2011
BBE Solutions SDN BHD	$113,971	$-	$-
	$113,971	$-	$-

On May 21, 2013, the Company, through its wholly owned subsidiary Giant Nova Holdings Limited, invested $100,000 in the acquisition of a 35% equity position in BBE Solutions SDN. BHD. (“BBE”). BBE is a private limited company incorporated under the laws of Malaysia. The Company did not record any goodwill when it acquired this equity position. The investment of $113,971 as of December 31, 2013 consisted of principal and accumulated post-acquisition investment income attributed to BBE's operating results. The breakdown of the principal and investment income is as follow:

Investment	BBE Solutions SDN. BHD.
Investment Cost	$100,000
2013 Investment income	13,971
$113,971

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

8.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

Property, Plant and equipment and Construction in Progress consisted of the following:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Plant	$6,489,104	$1,346,191	$1,335,341
Furniture and Fixtures	407,859	285,562	272,029
Equipment	13,662,229	10,986,456	8,568,515
Automobiles	557,941	419,951	421,509
Less: Accumulated Depreciation	(4,259,852)	(2,708,843)	(1,632,271)
Plant and Equipment, Net	$16,857,281	$10,329,316	$8,965,123

Construction in Progress	$1,942,773	$3,055,811	$2,685,269

Plant and equipment are recorded at cost basis. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight line method over the estimated useful lives of the assets. The Company had depreciation expense of $1,772,908, $945,528, and $725,365 for the years ended December 31, 2013, 2012, and 2011, respectively.

9.	INTANGIBLE ASSETS

Intangible Assets consists of land use rights.  According to the laws of the PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government. Land use rights are being amortized using the straight-line method over the lease term of 40 years.

Land use rights consisted of the following:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Land use rights	$3,414,264	$3,310,933	$1,176,315
Less: Accumulated amortization	(245,522)	(169,485)	(117,632)
	$3,168,742	$3,141,448	$1,058,683

Total amortization expenses of land use right for the years ended December 31, 2013, 2012, and 2011 amounted to $76,037, $50,892, and $33,969, respectively.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

10.	LOANS

Short-term loans were as follows:

	12/31/2013	12/31/2012	12/31/2011
Description		(Restated)	(Restated)
Loan payable to Industrial and Commercial Bank of China, interest at 6.56% annually, due by December 19, 2012, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$-	$-	$1,574,233

Loan payable to China Minsheng Bank, interest at 7.93% annually, due by September 14, 2012.	-	-	787,116

Loan payable to China Merchants Bank, interest at 8.53% annually, due by July 21, 2012.	-	-	1,101,963

Loan payable to China Minsheng Bank, interest at 7.8% annually, due by August 23, 2013.	-	793,512	-

Loan payable to Industrial and Commercial Bank of China, interest at 5.6% annually, due by April 30, 2013 with collateral consisting of land use rights for the land in Yangtze River Road North and Ruishan Road West, New District, Zhenjiang.	-	1,745,727	-

Loan payable to China Minsheng Bank, interest at 7.28% annually, due by February 15, 2014.	818,277	-	-

Loan payable to Bank of Beijing, interest at 6.9% annually, due by April 28, 2014.	1,636,554	-	-

Loan payable to Bank of China, interest at 6.6% annually, due by July 23, 2014.	1,636,554	-	-

Loan payable to Bank of Beijing, interest at 6.9% annually, due by August 14, 2014.	818,277	-	-

Loan payable to Bank of Beijing, interest at 6.9% annually, due by November 28, 2014.	818,277	-	-

Loan payable to China Development Bank, interest at 6.1% annually, due by Feb 24, 2014, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd	654,622	-	-
	$6,382,561	$2,539,239	$3,463,313

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

Long-term loans were as follows:

	12/31/2013	12/31/2012	12/31/2011
Description		(Restated)	(Restated)
Loan payable to China Development Bank, interest at 6.1% annually, due by Feb 24, 2014, with collateral consisting of accounts receivables and guarantee from the Beijing Zhongguancun Sci-Tech Guaranty Co., Ltd.	$654,622	$1,110,917	$1,574,233

Long-term loan due within one year	(654,622)	(476,107)	(472,270)

Long-term loan will be paid beyond one year	$-	$634,810	$1,101,963

The interest expense was $451,665, $311,480, and $298,930 for the years ended December 31, 2013, 2012, and 2011, respectively.

As of December 31, 2013, the Company maintained in total RMB39 million (approximately $6.4 million) in credit facilities, of this amount:

1)
China Development Bank (CDB) extended a 3-year RMB10 million ($1.6 million) working capital facility in February 2011. The expiration date for the loan agreement was February 24, 2014, with RMB3 million which was repaid on February 24, 2012, RMB3 million which was repaid on February 24, 2013 and the remaining RMB4 million which was repaid on February 24, 2014. Therefore the balance as of December 31, 2013 was RMB4 million ($0.7 million). RMB loans carry an interest rate equal to the People’s Bank of China’s three-year benchmark lending rate.

The CDB facility was supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”), which is a professional guarantee company mainly funded by the Chinese government and provides various credit guarantees for hi-tech SMEs (such as Wowjoint) in order to help the companies obtain bank financing at reduced interest rates.

The material terms for the Zhongguancun guarantee of CDB facility are as follow:

•
RMB10 million maximum amount; the principal amount of the CDB credit line will be reduced from RMB10 million to RMB7 million in second year, and to RMB4 million in third year, as the Company repay the principal in accordance with the terms of the loan agreement;

•	A pledge of all future and current accounts receivables on a pro rata basis, with the Company being required to submit a list of all accounts receivables to Zhongguancun every quarter; and

•	The term is from February 25, 2011 to February 24, 2014;

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

2)
China Minsheng Bank extended the Company a RMB5 million (US$0.8 million) facility in October 2011 to provide short-term liquidity and working capital, which expired on March 29, 2012. The loan was repaid in January 2012 before the due date, and was renewed for 6 months from March 2012 to September 14, 2012, which was repaid on August 23, 2012. The Company subsequently entered a new 1-year RMB5 million facility with China Minsheng Bank with term from August 23, 2012 to August 23, 2013. This loan was repaid in full then re-borrowed from August 15, 2013 to February 15, 2014.

RMB loans carry an interest rate equal to 1.3 times the People’s Bank of China’s 1-year benchmark lending rate.

The China Minsheng Bank facility is supported by a personal guarantee from Yabin Liu, the company’s Chief Executive Officer.

3)
Bank of China extended to us a RMB10 million ($1.6 million) 1-year facility in July 2013 to provide working capital. RMB5 million was repaid on April 25, 2014 with the remainder to be repaid around July 1, 2014. Therefore the balance as of December 31, 2013 was RMB10 million.

RMB loans carry an interest rate equal to 1.1 times the People’s Bank of China’s 1-year benchmark lending rate. The Bank of China facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”).

The material terms for the guarantee from Zhongguancun for the Bank of China facility are as follows:

•	RMB20 million maximum amount, including RMB10 million for loans and RMB10 million for issuing guarantees;

•	The term was from 2013 to 2014;

•	Collateralized by fixed assets and personal guarantees from Yabin Liu (Our Chief Executive Officer) and Fude Zhang (Our Chief Technical Officer).

4)
Bank of Beijing extended us in total RMB20 million ($3.2 million) facilities which is comprised of a one-year RMB10 million ($1.6 million) facility in April 2013, a one-year RMB5 million ($0.8 million) facility in August 2013 and a one-year RMB5 million ($0.8 million) facility in November 2013 to provide short-term liquidity and working capital.

RMB loans carry an interest rate equal to 1.15 times the People’s Bank of China’s 1-year benchmark lending rate.

The Bank of Beijing facility is supported by a guarantee from Beijing Zhongguancun Sci-Tech Guaranty Co. Ltd. (“Zhongguancun”).

The material terms for the guarantee from Zhongguancun for the Bank of Beijing facilities are as follows:

•	RMB40 million maximum amount, including RMB30 million for loans and RMB10 million for issuing guarantees;

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

•	The term was from 2013 to 2015;

•	A pledge of all future and current accounts receivables on a pro rata basis, with us being required to submit a list of all accounts receivables to Zhongguancun every quarter;

•	Further collateralized by fixed assets and personal guarantees from Yabin Liu (Our Chief Executive Officer), Fude Zhang (Our Chief Technical Officer) and Yuhe Xia (company employee).

Below were 3 credit facilities, which we repaid in full and terminated in 2012:

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

The material terms for the guarantee from Zhongguancun for the ICBC facilities were as follows:

•	RMB40 million maximum amount;

•	a pledge of future and current accounts receivables on a pro rata basis, with the company required to submit a list of all accounts receivables to Zhongguancun every quarter; and

•	the term was from November 15, 2010 to November 14, 2012;

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

(2)
China Merchants Bank extended a 1-year RMB7 million ($1 million) facility to provide short-term liquidity and working capital. RMB loans carried an interest rate equal to 1.3 times the People’s Bank of China’s benchmark lending rate. We repaid this loan in full plus interest upon expiration in July 2012.

(3)
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

Under the above credit facilities, the Company:

(1) Must pay the principal and related interests when due;

(2) Without written consent, the Company cannot sell or transfer assets, or provide guarantees to third parties; and

(3) Must not conduct any activities, which may be materially detrimental to the interests of lending banks.

The Company fully drew down the above credit facilities and was in compliance with all terms and conditions of all of the above credit agreements as of December 31, 2013.  Except for the above terms, there are no quantified financial covenants or financial ratios specified in the credit agreements.  The Company is not subject to any covenants limiting their ability to incur additional indebtedness.

11.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are the following:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Accounts payable	$12,068,175	$7,485,923	$11,090,101
Accrued expenses	431,975	412,782	261,804
Accrued warranty cost	158,966	154,155	152,912
Total	$12,659,116	$8,052,860	$11,504,817

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

The Company’s equipments are typically sold with one year warranty from the date of sales against defects in materials. Warranty cost is accrued as revenue is recognized. Cost of warranties is estimated based on the Company’s experience in recent years. Actual warranty costs when incurred are charged against accrued warranty liability. The Company did not accrue warranty expense during the year ended December 31, 2013, 2012, and 2011 as their accrued warranty of $158,966, $154,155, and $152,912 were adequate to compensate for expected future warranty costs as of those respective dates.

12.	TAXES PAYABLES

Tax payables are summarized as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
		(Restated)	(Restated)
VAT tax payables	$4,921,050	$4,523,655	$4,071,476
Income tax liability	405,421	353,575	410,624
Individual Income tax payable	6,574	6,713	19,438
Other tax payable	-	162	-
Total taxes payable	$5,333,045	$4,884,105	$4,501,538

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

13.	INCOME TAXES

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

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

The Company is a high technology company and enjoys the benefit of a reduced income tax rate at 15%. The applicable new EIT for the Company was 7.5% until December 31, 2009. For the years ending December 31, 2013, 2012, 2011 and 2010, the company’s income tax rate was 15%.

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

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Income Tax Provisions (benefit)	38%	38%	38%
Abatement of taxes - Technology enterprises	(15)%	(15)%	(15)%
Tax Provisions (benefit)	23%	23%	23%

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – An Interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013, 2012 and 2011, the Company did not have a liability for unrecognized tax expenses.

14.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The due from/to related parties represents advances to /or from entities controlled by the Company’s shareholders, or the shareholders themselves. The amounts are unsecured, non-interest bearing, and due on demand.

Beijing Runtuo Industry &Technology Co. Ltd. (“Beijing Runtuo”) is a related party of the Company. The CEO of the Company owns part of an entity that is a shareholder of Beijing Runtuo. Beijing Runtuo provided natural gas to the Company for production purposes. The Company has receivables from Beijing Runtuo in the amount of $75,421 as of 2011 and payable in the amounts of $90,015 and $261,863 as of December 31, 2013 and 2012.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

Beijing Wowjoint Mechanical and Electrical Equipment Co., (“Wowjoint Mechanical”) a related party of the Company.  The CEO of the Company is the chief executive officer and a shareholder of Wowjoint Mechanical.  Wowjoint Mechanical provided preliminary work in process for the Company.  The Company has payables to Beijing Mechanical in the amounts of $130,333 and $53,970 as of December 31, 2013 and 2012 respectively.

Wowjoint International Limited is a related party of the Company.  The Company has a receivable from Wowjoint International Limited in the amount of $3,075 as of December 31, 2013.

BBE Solutions SDN BHD (“BBE”) is a related party of the Company. The Company has a receivable from BBE in the amount of 699,253 and payable from BBE in the amount of 56,557 as of December 31, 2013.

Mr. Yabin Liu, Mr. Zhang Fude (Chief Technical Officer) and Mr. Yuhe Xia (senior employee) provided certain personal guarantees to ensure our payment obligations under the total RMB35 million ($5.6 million) credit facilities with Bank of China, China Minsheng Bank and Bank of Beijing in 2013.

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

The Company issued stock compensation of 21,500 common shares in October 2011 for services performed by a financial consultant. These shares were valued at market on the date of their approval for issuance. The company recorded $35,690 in compensation expense, included in general and administrative expenses, related to this share issuance. After issuing the shares, there are 7,971,465 ordinary shares of outstanding as of December 31, 2011.

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

The Company issued stock compensation of 6,000 common shares in January 2013 and 16,000 shares in April 2013 for services performed by an executive and a financial consultant. These shares were valued at market on the date of their approval for issuance. The company recorded $2,820 in compensation expense, included in general and administrative expenses, related to this share issuance. After issuing the shares, there were 8,481,272 ordinary shares outstanding as of December 31, 2013.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

The movement of ordinary shares during the year ended in December 31, 2013, 2012, and 2011 is summarized below:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Beginning Balance	8,459,272	7,971,465	7,949,965
Shares issued for services	22,000	9,500	21,500
Shares issued for dividends paid	-	478,307	-
Ending Balance	8,481,272	8,459,272	7,971,465

16.	STATUTORY SURPLUS RESERVE

In accordance with the laws and regulations of PRC, it is required that before an enterprise registered in the PRC distributes profits, it must first satisfy all tax liabilities, provide for losses incurred in previous years, and make allocations to its statutory surplus reserves. The Company’s PRC subsidiaries are required to transfer 10% of their after-tax profits to a statutory surplus reserve until the reserve balance reaches 50% of its registered capital, which must be completed prior to dividend distribution. Statutory surplus reserves may be utilized to offset prior years’ losses or to increase registered capital. Usage of the statutory surplus reserves should not result in its balance falling below 25% of registered capital, unless the reserves are used to reduce incurred losses. At December 31, 2013, 2012, and 2011 the balance of statutory surplus reserves was $3,024,562.

17.	EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	12/31/2013	12/31/2012	12/31/2011
		(Restated)	(Restated)
Net Income (Loss)	(1,331,775)	(4,122,523)	(1,825)
Weight average number of shares outstanding, basic and diluted	8,475,908	8,337,320	7,971,465
Earnings per share, basic and diluted	(0.16)	(0.49)	-

For accounting period prior to the date of reverse acquisition, the number of shares included in the earnings per share calculation has been retroactively restated to reflect the number of shares to which Beijing Wowjoint shareholders are entitled in the share purchase agreement.

As disclosed in Note 1, an earn-out provision in the share purchase agreement provides for up to an additional 500,000 ordinary shares being issued, the issuance of which is contingent upon certain performance criteria. As such contingency has not been met as of December 31, 2013, the above basic and diluted earnings per share have not included these issuable ordinary shares. In addition, diluted earnings per share exclude 1,786,056 ordinary shares, issuable upon the exercise of warrants, since the exercise price of these warrants were in excess of the average market price of the Company’s ordinary shares.

18.	CONCENTRATIONS

Major vendors
There was no major vendor from which the Company purchased more than 10% of its raw materials for the year ended December 31, 2013.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

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

Major customers
There were four customers accounting for over 10% of the total sales for the year ended December 31, 2013, with each customer accounting for about 10%, 13%, 13%, and 14%, respectively, of total sales over this period.

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

Sales by Geographic Region
For the year ended December 31, 2013, 83% of sales were to customers located in China   For the year ended December 31, 2012, 74% of sales were to customers located in China.  For the year ended December 31, 2011, 74% of sales were to customers located in China.

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

(2)
Eden, one of the Company’s customers, claimed that the Company supplied poor quality products to four projects in Korea in 2011, in which Eden did the design work and sub-contracted manufacturing to the Company. The Company previously issued four performance bonds to Eden amounting to a total of Euro 552,000 via ICBC Beijing (1 bond for each project in the amount of Euro 138,000). In December 2012, Eden made the claims under these four performance bonds and ICBC Beijing paid accordingly. The Company strongly disagreed with Eden on the claims and is currently appealing and seeking to recover Euro 552,000 through arbitration in Italy.

In addition, in January 2013 Eden made the same claims under quality bonds in the total amount of Euro 500,000 which the Company had issued via ICBC Beijing in connection with the aforementioned four projects in Korea.  The Company strongly disagreed with Eden on the claims. Therefore, the Company engaged local Chinese lawyers and applied to court in Beijing to stop ICBC from paying to Eden. The Beijing court had issued a stop payment order to ICBC Beijing. The Company is now in a lawsuit with Eden, which may take up to one year for the court to issue a final ruling. The Company was required to put up a cash deposit in RMB equivalent of Euro 500,000 with the Beijing court.  However the cash deposit will be replaced in July 2013 by a collateral backed by an apartment, which is owned by one of the Company’s senior employees, As a result, the cash deposit was released back to the Company in July 2013. Since such kind of lawsuit is not common in PRC, the Company’s attorney cannot give any assurance on the outcome.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

(3)
The Company has previously paid RMB 900,000 annually to rent the approximately 160,000 square feet production and office facility in Beijing for 3 years. Since the Company had built a new manufacturing facility in Zhenjiang, the Company decided discontinue the Beijing lease at the end of its term in January 2013. The landlord of the said property had filed a lawsuit against the Company.  The Landlord claimed that the Company has damaged the floors and walls during the rental period and sought pecuniary compensation of RMB 2 million.  At present, the case is still pending in Beijing court and the court will likely issue a ruling by the end of 2014.

20.	WARRANTS

On March 22, 2012, the Company commenced a tender offer (the “Offer”) to all holders of the Company’s outstanding warrants to purchase an aggregate of 7,700,642 of the Company’s ordinary shares, to receive one (1) share in exchange for every 15.9 warrants tendered by the holders of warrants. The Offer should expire at 5:00 p.m., New York City time, on July 17, 2012, unless further extended by the Company.

On April 17, 2012, the Company’s board of directors approved an extension of the warrant’s expiration date to May 15, 2013 (from May 15, 2012, the expiration date provided by the original terms of the Warrants). Except for the extension of the expiration date, the terms of the warrants remained unchanged.

On November 26, 2012, the Company terminated the previously announced exchange offer for 7,700,642 outstanding warrants. No warrants were exchanged for ordinary shares pursuant to the exchange offer, and all warrants tendered to the Company had been returned.

On May 15, 2013, all warrants were expired. As of December 31, 2013, there is no outstanding warrant.

21.	RESTATEMENT AND CORRECTION OF ERROR

On November 15, 2013, the Company concluded that the consolidated balance sheet, and related consolidated statement of operations and comprehensive income/(loss), stockholders’ equity and statements of cash flows included in Form 20-F Annual Report, dated June 6, 2013 (the “2012 Financials”) and the consolidated balance sheet, and related consolidated statement of operations and comprehensive income/(loss), stockholders’ equity and statements of cash flows included in Form 20-F Annual Report, dated April 20, 2012 (the “2011 Financials”) will need to be restated as a result of non-reliance of audited financial statements as of and for the year ended December 31, 2011, which were audited by another auditor, who has withdrawn registration with the PCAOB and the SEC has denied the auditor the privilege of appearing and practicing before the Commission as an accountant.  Consequently, the Company has been requested by the SEC to re-audit the financial statements as of and for the year ended December 31, 2011.  In this connection, the financial statements as of and for the year ended December 31, 2012 has been affected due to findings from the re-audit of 2011 financial statements.

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

The following tables show the previously report amounts, the required adjustment and the currently restated amounts related to the Company’s financial position and results of operations at December 31, 2012 (as restated), and for the year then ended.

	December 31, 2012
Financial Position	As Previously Reported	Adjustment	As Currently Reported (Restated)
Current assets	$20,506,489	$1,270,497	$21,776,986
Non-current assets	20,840,271	(4,312,074)	16,528,197
Total assets	$41,346,760	$(3,041,577)	$38,305,183

Current liabilities	$22,021,792	$(1,552,893)	$2,046,899
Non-current liabilities	634,810	-	634,810
Total liabilities	22,656,602	(1,552,893)	21,103,709

Stockholders’ equity	18,690,158	(1,488,683)	17,201,475
Total liabilities and stockholders’ equity	$41,346,760	$(3,041,577)	$38,305,183

	For the year ended December 31, 2012
	As Previously Reported	Adjustment	As Currently Reported (Restated)
Revenues
Sales	$10,098,202	$(113,478)	$9,984,724
Cost of Sales	7,159,814	166,367	7,326,181
Gross Profit	2,938,388	(279,844)	2,658,544

Total Operating Expenses	7,246,458	(2,140)	7,244,318

Operating Income (Loss)	(4,308,070)	(277,705)	(4,585,775)

Total Other Income (Loss) & Expense, net	676,518	13,057	689,575

Earnings before Tax	(3,631,552)	(264,648)	(3,896,200)

Income Tax/Deferred Tax Benefit	226,324	-	226,324
		-
Net Income	$(3,857,876)	$(264,647)	$(4,122,523)

Other Comprehensive Income
Foreign currency translation gain	20,657	241,017	261,674
Comprehensive Income	$(3,837,219)	$(23,630)	$(3,860,849)

Basic & Diluted Earnings (Loss) Per Share	$-0.46	$(0.03)	$-0.49

Weighted Average Shares Outstanding	8,337,320	-	8,337,320

Wowjoint Holdings Limited
Notes to Audited Financial Statements
As of and for the years ended December 31, 2013, 2012, and 2011

The following tables show the previously report amounts, the required adjustment and the currently restated amounts related to the Company’s financial position and results of operations at December 31, 2011 (as restated), and for the year then ended.

	December 31, 2011
Financial Position	As Previously Reported	Adjustment	As Currently Reported (Restated)
Current assets	$36,592,355	$(651,475)	$35,940,880
Non-current assets	15,656,288	(2,945,604)	12,710,684
Total assets	$52,248,643	$(3,597,079)	$48,651,564

Current liabilities	$28,610,314	$(2,123,027)	$26,487,287
Non-current liabilities	1,110,962	(8,999)	1,101,963
Total liabilities	29,721,276	(2,132,026)	27,589,250

Stockholders’ equity	22,527,367	(1,465,053)	21,062,314
Total liabilities and stockholders’ equity	$52,248,643	$(3,597,079)	$48,651,564

	For the year ended December 31, 2011
	As Previously Reported	Adjustment	As Currently Reported (Restated)
Revenues
Sales	$24,398,421	$(814,084)	$23,584,337
Cost of Sales	17,635,911	89,588	17,725,499
Gross Profit	6,762,510	(903,673)	5,858,837

Total Operating Expenses	4,704,284	495,542	5,199,826

Operating Income (Loss)	2,058,226	(1,399,215)	659,011

Total Other Income (Loss) & Expense, net	(524,696)	118,517	(406,179)

Earnings before Tax	1,533,530	(1,280,698)	252,832

Income Tax/Deferred Tax Benefit	345,550	(90,893)	254,657

Net Income	$1,187,980	$(1,189,805)	$(1,825)

Other Comprehensive Income
Foreign currency translation gain	916,979	(275,247)	641,732
Comprehensive Income	$2,104,959	$(1,465,052)	$639,907

Basic & Diluted Earnings (Loss) Per Share	$0.15	(0.15)	$0.00

Weighted Average Shares Outstanding	7,971,465	-	7,971,465

These corrections will be made to applicable prior period financial information in future filings with the SEC including this annual report.